

# LIVE ENTERPRISE

Infosys®
Navigate your next

Annual Report 2018-19

# To be a Live Enterprise



The idea of an enterprise likened to a living, breathing organism has been explored for several decades. After all, businesses – like living creatures – are driven by the need to survive, grow and flourish. Not unlike natural selection that fuels the 'adapt to survive' response in species, market changes can either drive organizations to navigate to their next innovation, their next advantage, their next business model or to extinction.

Today, enterprises are advancing on their digital transformation journey to adapt to rapidly changing markets, business needs and consumer preferences. They are looking to change with change nimbly, become more productive and fit to thrive. They aspire to get to the source of insights instead of relying on derivatives, leverage the enterprise knowledge graph, sense micro-feedback quickly, simulate alternatives in real time and respond with zero-latency.

The complexity of legacy landscapes, exploding data, evolving business models in the large enterprise, and the resultant need for quick-paced, frequent changes make it hard for current systems and humans alone to wrestle with the transformation. Automation, data and algorithms must come together to build this ever-evolving organization that can tackle high-frequency decision-making at the speed of data and achieve zero-latency with minimal human intervention. The same infrastructure must also enable the enterprise to listen to, learn from and leverage data to make better decisions, and be more productive in situations where human intervention is needed. A platform-powered approach can make this possible for the Live Enterprise.

We help our clients transform their organization to become a Live Enterprise by reimagining the enterprise in a way that strengthens its digital capabilities, progresses its operating model for the digital era and transforms its talent holistically. This annual report gives you a glimpse into that path to the Live Enterprise. The path to the evolution of the enterprise and amplified human productivity. Navigated with Infosys.


TALENT TRANSFORMATION
Design+
Learning+
WORKFORCE
WORKPLACE
EXPERIENCE
INSIGHT
Live Enterprise
ASSURE
INNOVATE
ACCELERATE
Proximity+
Automation+
Agile+
WORK

**Digital Navigation Framework**

Our Digital Navigation Framework has at its core strong digital capabilities, surrounded by a robust operating model and an empowering people context, to help nurture the Live Enterprise – the organization that never stops navigating its next.


TALENT TRANSFORMATION
Design+
Learning+
WORKFORCE
WORKPLACE
EXPERIENCE
INSIGHT
Live Enterprise
ASSURE
INNOVATE
ACCELERATE
Proximity+
Automation+
Agile+
WORK

# Live Enterprise: Where navigating your next is natural



**Mark Livingston**
Global Head – Infosys Consulting

By the time you have finished reading this sentence, the universe has expanded by 4,000 km, the earth has traveled 1,800 km in space and 2,40,000 stars have been born. At the same time, 2.3 million Google searches have been hit, 150 million emails have been sent and Apple has generated $70,000 in revenue. Pretty amazing right?

What is truly incredible is the lightning speed at which technology and markets are moving today, dismantling established business models and giving birth to entire new industries.

In essence, an enterprise is very much akin to a breathing organism, pulsing with life and striving to adapt and evolve to survive. But the intensity of industry disruption and rate-of-change of consumer needs today necessitates staying one step ahead of market demand. In this pervasive digital era, not the fittest, but the most dexterous and visionary will thrive.

At Infosys Consulting, we are enabling some of the world's leading organizations to transform into Live Enterprises of their own, entwined in a symbiotic relationship with their customers through the power of machine learning, big data and predictive analytics. Not only are we exploring the vistas of new and disruptive business models for discrete manufacturers, financial service providers, retailers and telcos but we are also sowing the seeds of the future in places as far away as the farm, trailblazing from the ground up.

Some of our passionate pathfinders are creating cutting-edge innovations for a leading agri-business manufacturer to move them into the agile dimension. The vision is to help them connect with their customers in real time through a major digitization program that will reinvent the firm from the inside out. Other ideas include using AI to detect crop diseases and deploying ground-breaking drone technology to overcome the growing limitations of natural pollination by bees and designing cloud-based driverless tractors for crop farmers.

As the trusted advisor to many other Fortune 500 companies, we recognize that to achieve digital transformation at scale is well beyond any playbook or boardroom directive. We believe, at the core of every client journey, must be the life force of agility – this is really the only elixir that will fuel their ignition forward.

Every day we internalize the spirit of the Live Enterprise in its purest sense, which helps us power our clients forward with their lofty ambitions to reinvent at scale in today's age of digital disruption.





Mohammed Rafee Tarafdar
SVP – Unit Technology Officer

Think of the simple act of sipping a cup of tea. There's so much data being processed, and corresponding decisions being taken, in that very moment. Data that tells you how not to burn your tongue. How not to tip the cup. How the tea needs another lump of sugar to taste just right. And when the cup goes cold, because you were on the phone unexpectedly, that it's time to fix yourself a fresh one. Sensing, processing information – from past experience and in real time, making decisions, changing them and then responding comes naturally to living organisms. In many ways an agile startup is no different in the way it responds to market changes and opportunities to innovate. Which brings us to the question of the large incumbent enterprise.

What will it take for companies with complex legacy landscapes to quickly sense changing business needs and continuously evolve in response? As several of them embark on the digital transformation journey, the opportunity to transform into agile, responsive beings, at enterprise scale, is a compelling one. The opportunity to be a Live Enterprise.

Our vision for Infosys as a Live Enterprise is to position our employees at the sensing-feeling-responding core of the company, with the ability to seamlessly interact with and continuously learn from our client and partner ecosystems. Each one of these interactions, with the associated intelligence, is recorded and linked in real time, through the Infosys Knowledge Graph, to drive better experience, pan-enterprise visibility and operational efficiency. This then feeds into the Infosys Digital Brain to systematically create organizational sentience that makes every interaction value-adding while simultaneously eliminating non-productive work. To realize this vision, we are reimagining our employee experience, our core business processes, and all our enabling IT systems and infrastructure.

This means focusing on personal productivity, nurturing zero-latency in processes, ensuring just-in-time data for decision-making, driving hyper-productivity and facilitating continuous learning to instill new patterns of sentient behavior. Our IT transformation is powered by the Infosys Digital Platform, based on next-generation, cloud-native, internet-scale architecture and engineered using open source software, commodity hardware and no-lockin architecture through distributed agile delivery. The initial releases of our learning (Lex) and personal productivity (InfyMe) apps, delivered on this platform, have seen record-breaking downloads of over 2,00,000 and 1,20,000 respectively. As we start this proverbial journey of a thousand miles, we know we are purposefully navigating our next.


TALENT TRANSFORMATION
Design+
Learning+
Proximity+
Automation+
Agile+
WORKFORCE
WORKPLACE
WORK
EXPERIENCE
INSIGHT
INNOVATE
ACCELERATE
ASSURE
Live Enterprise

# Building capabilities to deliver digital outcomes



**Scott Sorokin**
SVP – Head, Global Services – Digital Experience

Several of our clients are getting it right. They are digitizing their core, increasing operational capability, reimagining customer engagement, and augmenting process execution with new digital technologies, all the while holistically integrating their transformational priorities – along with continuously sensing, processing, and responding to changes within their business and its connected ecosystem.

In fact, that's how a global sportswear leader we are helping generated exponential growth. They are transforming themselves from a brick-and-mortar retailer to a more hybrid, customer-first dotcom company. We are helping them leverage consumer insights as the foundation for creating new automated processes and models of working. With data and technology at the heart of the experience they deliver, we are enabling precision marketing with real-time relevance and personalization, bringing their digital brand to life at every customer touchpoint.

For some of our other clients – like a leading American bank – becoming more digital is about bringing exponential efficiencies to operations, so their human talent can focus on creating and delivering new services and experiences. As their digital innovation partner, we are infusing enabling technologies into every aspect of their operations to build a data-driven, automated Living Enterprise platform.

Beyond simply transforming themselves, some businesses that we partner with are digitally transforming the industries they operate in. One of the fastest-growing global logistics companies tapped Infosys to do exactly that. Our algorithms analyze customer and supply chain data to predict when and where to place products and reflow goods. We are also optimizing fleet pricing, appointment scheduling, load efficiency, driver mobility, and customer satisfaction by developing a proprietary technology that links multiple sites with cross-network visibility.

Then again, sometimes being holistically digital makes so much more than just business sense, it also does a world of good. We are also helping to transform the temporary staffing industry, for a global leader, by modernizing their legacy processes and systems to create a brand-new business model and platform across 62+ countries. This platform's algorithm matches jobs to workers based on their skills, experience, proximity to office location, as well as the job seeker's real-time availability.

For these and several other reasons, clients rely on Infosys to help drive their future in an increasingly uncertain, asymmetric, and complex world. We are committed to investing and delivering on the breadth and depth of our digital capabilities to connect insights to decisions, processes to outcomes, and people to each other.





Deepak Padaki
Group Head – Corporate Strategy, and
Chief Risk Officer

Transforming an organization into a Live Enterprise requires grappling with the duality of business priorities: catching the wave of digital technologies to transform the status quo, while also generating exponential return on incumbent investments. Our clients rely on our capabilities to help them through this journey.

The first of these is delivering differentiated **Experience.** We are investing in Infosys Experience Design (IXD), our global design capability, which includes our acquisition of WongDoody and Brilliant Basics. IXD is building a global network of digital design studios as well as partnering with academic institutions, such as the Rhode Island School of Design, to train next-generation digital designers.

Great experiences lead to a wealth of valuable data – the source of **Insight.** Leveraging our own artificial intelligence platform – Infosys NIA®, our data workbench and industry partnerships, we have built capabilities to help our clients ingest data from various sources, define a context to make sense of it, apply predictive algorithms and automate response.

Coupled with insights, enterprises must **Innovate** to compete successfully. They need an iterative process that involves all stakeholders. To enable them to do that, we offer distributed agile development methods, proximity development centers, digital software platforms such as McCamish, Finacle® and the Edge suite of business apps along with capabilities in blockchain, IoT and other emerging technologies.

All too often, new products break down as they scale. Large incumbent organizations need to **Accelerate** their initiatives by modernizing their legacy processes and systems – to prepare them to easily integrate and adapt to the vitality of new products. Our strong capabilities in cloud ecosystems, legacy modernization, APIs, open source adoption, reusable automation assets, robotic process automation and investments in cloud application skills, such as with our recent investment in Fluido, are helping clients accelerate the transformation of their legacy systems.

Finally, businesses need to **Assure** customers that they conform to regulatory requirements and that their networks and systems are secure. We have built strong capabilities in privacy and security, and a suite of offerings to help comply with regulatory requirements such as HIPAA and GDPR. We have also built a massive repository of reusable test cases to help our clients validate their systems quickly and reliably.

Every navigation needs a reliable compass, and for us at Infosys, these five axes of digital transformation form the charter around which we are investing in the future – for ourselves and our clients.


TALENT TRANSFORMATION
WORKFORCE
WORKPLACE
WORK
Design+
Learning+
Proximity+
Automation+
Agile+
EXPERIENCE
INSIGHT
INNOVATE
ACCELERATE
ASSURE
Live Enterprise

# Operating model for the Live Enterprise



**Deverre Lierman**
VP – Delivery Head

For our clients, digital transformation is about enabling the business to continuously develop agile, effective responses to emerging challenges and opportunities. It is also about staying ahead of change with continuous learning and evolution – the mark of a Live Enterprise.

Their businesses have a transformation plan that is owned at the top and implemented by leaders downstream. They are equipped with what's needed to drive value from its execution. Yet, many of them agree that they are yet to tackle the most difficult part of transformation – *how to do it*. How to put together the people, processes and tools to enable successful execution and sustainability of results. Our clients count on our operating model to help manage this complexity.

The accelerators of our model bring the advantages of design to their digital solutions, *proximity* to crunch time and space between problem-finding and solution-building, *agile* adoption at enterprise scale, *automated* processes to operate at speeds unmatched by humans, and continuous *learning*.

Take, for instance, the digital skills challenge faced by a business process services firm looking to improve their service across 50 countries. They leveraged the Infosys Technology and Innovation Center in Raleigh to build and house hyper-productive agile distributed teams of over 60 experts in just five weeks, with fresh graduates, trained to be industry-ready, accounting for 20% of these new-collar workers.

When a manufacturer of transmissions and hybrid propulsion systems in Indiana wanted to set up a 24x7 command center for automated incident management, the proximity of our digital skill-rich flagship center in Indianapolis made it their default choice. The living labs, integral to all our centers, also offer the advantage of rapid prototyping infrastructure.

It was no different with a health services organization headquartered in Hartford looking for design experts to partner with their own teams to assess the effectiveness of and re-engineer their core member portal. They chose Infosys in Hartford to be their agile digital collaboration center.

In these and several other instances, our delivery leadership serves as an extension of our clients' core transformation teams. We address all levers of execution and influence decisions about people, investments, and operations. Our ability to see the business with fresh eyes and to unfailingly rise to meet the challenges of navigating the, often arduous, path to transformation makes us their preferred digital partner.





Narsimha Rao M.
Head, Global Services – Cloud, Infrastructure and Security Solutions & Independent Validation Solutions

Leveraging digital to become a Live Enterprise is not just about on-boarding the latest in technology capability; it means adopting new ways of working that bring agility at scale when responding to change. This requires progressing conventional operating models into a framework that lets the business embrace a future of continuous evolution and productive flexibility.

The Infosys operating model is already helping steer some of the world's largest, most complex businesses through their evolution. Its five dimensions act as accelerators of digital value realization for our clients.

**Design Plus:** We work with our clients to go beyond band-aid fixes, and design holistic solutions that can evolve to respond to emerging allied and adjacent problems. Our investments in design studios around the world and our partnership with institutions such as the Rhode Island School of Design help us grow in our ability to think and work across new areas.

**Proximity Plus:** Businesses are keen to crunch time and space between problem-finding and solution-building. On-demand, in-person collaboration is often key to accelerating these outcomes. The Infosys digital innovation centers – our fail-fast-learn-faster, hyper-automated, distributed agile co-creation environments – are meticulously modeled to serve this need.

**Agile Plus:** Digital businesses take the agile approach enterprise-wide. Our aim is to enable our clients to adopt agile, with governance that ensures frequent decision-making is managed by software. Thus agility is not compromised even when scaled exponentially. Continuous training and people-reskilling complement these efforts.

**Automation Plus:** We work with our clients to build processes from the ground up – especially for repetitive, high-volume tasks – so they can be intelligently automated. This enhances productivity – up to 10 times, saves time, saves resources and takes routine tasks off human hands, changing the scale and scope of what people can achieve.

**Learning Plus:** We are adept at setting up a 'Digital Brain' for enterprises. This is instrumental in helping our clients learn from data collected from various sources, connect it across silos using knowledge graphs, and then encode this intelligence. We are also experienced in creating and leveraging platforms for lifelong learning. Wingspan, our transformational learning solution for enterprises, is a great example.

Yes, it's about systems, about methods, about processes. But it's also – perhaps more importantly – about culture, mindset and people. Because the operating model, like all models, is only as good as the context in which it is put to work.


TALENT TRANSFORMATION
WORKFORCE
WORKPLACE
WORK
Design+
Learning+
Proximity+
Automation+
Agile+
EXPERIENCE
INSIGHT
ASSURE
INNOVATE
ACCELERATE
Live Enterprise

# The talent transformation imperative



**Jonquil Hackenberg**
Partner – Infosys Consulting

With the demand for digital talent far outstripping its current supply, a multitude of newly-created roles are going unfilled. As businesses pivot more into digital operating models, we see a unique opportunity to help our clients embrace holistic talent transformation.

Our experience tells us this is a common challenge across all industries. It is unrealistic to assume that a majority of the digital jobs will be filled by STEM talent alone. The digital era's new-collar worker will likely have a rich background in diverse disciplines, with a variety of perspectives that will serve as a real asset when tackling yet-to-be-defined business challenges.

In fact, at Infosys, we have trained and integrated – at scale – liberal arts experts and design talent, along with our developers, to work together to build digital solutions for our clients.

Having learned from these endeavors, we are fully equipped to help our clients better prepare their own legacy workforce for a bright and prosperous digital future. We share with them alternative education paths, that often include coding camps, online certification classes, training-on-employment and other types of vocational skilling, that have helped us build our own robust digital talent pipeline.

We are also mindful of the frenetic pace of work and life today that makes it hard for workers to take 'learning breaks'. We believe, on-demand, job-relevant, modular learning delivered to the workforce throughout the period of their employment will bring transformational results.

For this reason, we offer to our clients Infosys Wingspan – our cloud and mobile-first learning solution, that is designed to provide modular interactive learning experiences, accessible anytime, anywhere and on any device. It facilitates a culture of lifelong learning and helps organizations reimagine their talent transformation experience – and open up to a more diverse workforce, reflective of a diverse customer base.

It's not just the workforce, but also the workspace that must transform. Open, collaborative living labs-like setups amplified by automation, data-led insights and seamless employee experiences are more suited to the needs of the digital economy. We offer clients the use of our purpose-built digital proximity centers to bring these advantages to accelerate their talent transformation journey and maximize employee productivity.

By helping businesses manage the work-workforce-workplace transformation, we help them not only remove barriers that would otherwise have prevented them from fully participating in the modern economy, but we also ensure that they remain relevant in the future – and a Live Enterprise.





**Krishnamurthy Shankar**
Group Head – Human Resources and Infosys Leadership Institute

The world of work is rapidly changing. A newfound digital fluency enables so many people to find and solve incredibly hard problems using software tools that seem to be getting sharper by the day. As jobs that were once executed by humans alone now become tasks jointly driven by humans and software-driven machines, the division of labor between the two is becoming stark. People must become better problem-finders because machines are evolving to be the more efficient problem-solver. Even better, as the gig economy grows stronger globally, human enterprise can now be scaled with as much flexibility as we scale the leverage of our digital helpers.

The Live Enterprise fully appreciates the reality of this blended nature of work and the need to transform its workplace and workforce in response. At Infosys, that's our endeavor too.

We are transforming our workplaces into open, collaborative spaces allowing employees to connect with each other and co-create seamlessly. This makes for an agile, immersive environment conducive for ideas to take shape and innovations to be prototyped at speed. From paperless employee onboarding to information and applications on the go, we are also bringing a mobile-first convenience to our ways of working. For example, our InfyMe app is a window to the world of Infosys that every employee can access with a simple tap on the mobile. Compass and Lex are two other apps that are immensely popular among top-performing employees seeking to proactively shape their careers to leverage emerging opportunities and to also develop corresponding skills. These are early manifestations of the connected, sentient digital world we are beginning to build for our people.

While the workplace is changing, so is our workforce. We have identified the digital skills essential for our people to thrive and are creating learning paths for them – through training, hackathons, lab hours, apprenticeships and on-the-job experience. We deeply acknowledge and incentivize skill-building in new digital areas, while our 'Be the Navigator' program encourages its proactive application to innovate and solve new problems within the client context.

With the accelerated pace of digital innovation, the simple fact is that keeping up with change and continuously striving to transform talent is hard work. Yet, embracing creative, people-first solutions and new ideas to ensure workers continue to be relevant for the future, is exactly the way the Live Enterprise would respond to the challenge. That has been our response too.

# Contents

# Changing to lead the change


Nandan M. Nilekani
Chairman

"At Infosys, our work across industries, value chains, and geographies, gives us keen insights into the pattern of changes impacting the fundamental wiring across a diverse set of businesses, and we believe with this understanding, we can help our clients pick up the right signals and work out what's next."

It is now very evident that we live in an era of continuous and rapid disruption. Yet, it is hard not to feel empathy for incumbents who are besieged every day with reports of doomsday scenarios and menacing trends that seem to challenge their very existence. It is very difficult to sift the signal from the noise, to separate the genuine disruption from the hype cycle which will disappear in the next round of news. It is also not easy to tell if the shift is in the distant horizon or is imminent and in your face. At Infosys, our work across industries, value chains, and geographies, gives us keen insights into the pattern of changes impacting the fundamental wiring across a diverse set of businesses, and we believe with this understanding, we can help our clients pick up the right signals and work out what's next.

We are seeing like never before, that distribution is power. Digital natives are using their Direct to Consumer channels to create learning machines that let them gain an acute understanding of their consumers, and create unique, continually improving experiences for each of them. Platform companies are bringing customers more choices by moving quickly into adjacencies or by unbundling traditional value chains to reassemble new business models where the source of revenue is completely different. 'Winner takes all' thinking, turbocharged by limitless access to cheap capital is creating new competitors playing by different rules. Underlying it all is a tsunami of data that is unrivalled in business history for its velocity, volume and variety, further amplified by AI and Machine Learning.

Incumbents need not be fazed by this disruption. The markets have always rewarded businesses that display an understanding of these shifts and act boldly in response. We want to contribute to our clients to help them do exactly that. To be able to adapt to thrive and find new forms and mechanisms for creating value. As champions of embracing change, keen on making a difference to our clients on their transformation journey, clearly, we must prepare ourselves for this new world too.

Over the past year, we have been working relentlessly to rebuild a 200,000+ people organization to operate with the speed and agility of a startup. We are reforming root and branch, replacing legacy systems and mindsets, dissolving thick encrusted silos, energizing the believers and converting the sceptics. We are seeking to be agile in our responses to a rapidly changing external environment, and with it to increase the velocity of ideas and innovations we generate and execute. Extreme automation will free up our people to focus even more on solving client challenges, mentor their teams and invest in continuous learning. Our focus on collaboration and seamless networking, across the global organization, is to ensure that our clients have immediate access to all these ideas, so that they can leverage the best of Infosys every time they interact with us. This is enabling us to be a source of competitive differentiation for them. In fact, we first implement our ideas for ourselves, hone them at speed and scale, and only then advocate their use to our clients.

In every way, we want to be that organization that is deeply committed to the promise we've made to our clients – *Navigate your next with Infosys*. That's why, we continuously navigate our own next with rigor and speed. To be that organization morphing itself for the rapidly changing times, so we can help our clients do the same. A Live Enterprise, committed to helping our clients build theirs.

# Letter to the shareholder


Salil Parekh
Chief Executive Officer
and Managing Director

"Our digital capabilities helped increase client relevance, we built business model resilience, and increased the stability in our business."

Dear Shareholder,

We've had an exceptional year!

Thanks to our clients and our employees.

Our approach to help our clients 'Navigate your next' resulted in increased client relevance driven by the four pillars of scaling our agile digital business, energizing the core, expanding our employee skills, and localization.

As we look back at fiscal 2019, this strategic direction has yielded strong results. Our clients have increased their trust in us. Our overall revenues grew by 9% in constant currency terms, to reach US$ 11.8 billion. Our digital revenue grew by over 30% annually and in Q4 is 34% of our business.

Our attention and focus on building deeper capabilities across our digital pentagon, especially in the areas of Experience, Data, Analytics, Cloud, SaaS, IoT, Cybersecurity, AI, and Machine Learning have helped us become more relevant to the agenda of our clients. As our clients seek to transform their businesses, they are increasingly engaging with us to help them achieve their business objectives leveraging digital technology.

A good example of our expanding digital expertise is a leading global bank choosing our digital banking platform to build their new digital bank.

Our deep capabilities in Automation and AI have helped us become one of the most sophisticated service delivery organizations – a strength our clients value and leverage to make them more efficient.

We expanded our approach to engaging with clients via a larger team of client-facing individuals and a stronger team that drives strategic partnerships. This resulted in a significant increase in our ability to engage with clients for their large transformation programs.

We expanded our digital centers in the US, Europe, and Asia Pacific, thereby gaining increased direct engagement with our clients in these geographies. At the same time, we expanded our digital agile spaces in India, creating new infrastructure for the future of digital delivery.

We recruited over 1,500 college graduates outside India and more than 20,000 college graduates in India, preparing for the increased demand we see in our client engagements.

Our acquisitions of Brilliant Basics, WongDoody, and Fluido are seeing strong traction with our clients and are helping us build a newer, more powerful digital capability set.

Our strategic partnerships with Temasek in Singapore and South-East Asia, and with Hitachi, Panasonic and Pasona in Japan, are concrete steps to build a foundation for expanding future relationships.

Our reskilling program with Lex, our learning app, is progressing at a fast clip. We now have over 2,00,000 of our employees downloading Lex to rapidly build and expand their digital skills.

Through many of these initiatives, we are building business model resilience with increased client relevance, a recipe that will help us shape Infosys of the next 10 years.

All these focus areas, combined with our strong operational discipline, resulted in an operating margin of 22.8% for fiscal 2019 and operating cash flow of US$2.3 billion.

After some years of change, we have seen a year of stability with a steady leadership team, ready to engage with our clients and ready to drive our superior delivery capability.

This transformation was guided by the clear articulation of our strategy, the strong support of our Board, and the continual commitment of the management team to make this a reality. All of this resulted in our market capitalization increasing by nearly US$ 10 billion.

As I sit in my office, looking out of my window at the lovely green of our campus, I am thrilled with the anticipation of what lies ahead. We have laid a solid foundation for a growing business that has increased client relevance, built real digital muscle, ensured strong operating discipline, and increased business model resilience. We also have a greater sense of stability and an aligned and driven management team eager to serve our clients in a world where technology is becoming more and more critical. I can't imagine a better place for us to be.

With my warmest regards,

**Salil Parekh**
Chief Executive Officer and Managing Director

Bengaluru
May 10, 2019

# How we are getting better at being better


U.B. Pravin Rao
Chief Operating Officer
and Whole-time Director

"In a world where the only constant is change, the how of adapting to and even thriving on change supersedes several other considerations. In many ways, that ability to adapt is the mark of the Live Enterprise."

Look at any industry and it's not hard to see that *what* businesses do is not dramatically different. What actually distinguishes high-performing organizations is *how* they go about doing it. How they stay attuned to customer and employee needs. How they continuously monitor problems that need to be fixed. How they benchmark themselves against the best and look for opportunities to improve. How they maintain high levels of performance and passion among their people. It is the *how* that ultimately makes all the difference. In a world where the only constant is change, the *how* of adapting to and even thriving on change supersedes several other considerations. In many ways, that ability to adapt is the mark of the Live Enterprise.

Our own journey of continuous evolution, and journey to improve the Infosys way of working comprises five interconnected execution engines powered by the Agile approach.

**Process busting** sets the context for this journey. We collect feedback, through focus group discussions, from employee-users about the processes they most frequently use. We then convene Design Thinking workshops across our Delivery Centers to curate ideas for improving the efficiency and experience of these processes. The best of these ideas are shared with the process owners who then pick the ones that best fit their objectives, build out implementation plans, so they can create the lean and sentient processes we work with. For example, process busting has resulted in project IT setup getting ready in just 1 day as against the hitherto 10-12 days. Background check process time, for our hires, has reduced by 60% and is now completely paperless. We have also reduced by half the time taken, by our teams, to process visas for our employees.

**IT transformation** ensures that these processes are available to our people 'in the flow of work' anytime, anywhere and on the go. This flexibility in our work environment is made possible by our mobile-first approach to employee engagement. Although executing extensive tasks may not be possible on smartphones, our mobile apps, like InfyMe, allow our people the convenience of conducting both routine and critical business activities from almost anywhere. From booking official travel to sales management, so many key transactions can now be completed on-the-go.

Our **digital platform** makes it convenient for our employees to interact, connect with the network, be relevant and access contextual information on demand to amplify their personal and work life. Its open source architecture ensures that the configurable components we need are always available for quick development to both improve existing experiences as well as create new ones on demand. This also means we can painlessly evolve our workplace landscape in response to growing needs and changing employee preferences.

**Organizational change management** is supported with extensive and targeted in-person and digital employee communication encouraging adoption of emerging tools and sensitizing them about the benefits of the continuous improvement efforts. Channels of feedback and participation are always open. Our most senior executives often take the lead on this, with the rank and file enthusiastically following.

As an always-learning organization, **Lex** is our next-gen learning solution purpose-designed to provide robust holistic learning that will enable all of us to focus on continuous learning, better ways of working and be ready for tomorrow in a hands-on way. Almost every employee has tested the platform (2,00,000+ downloads). The average user leverages the platform every day for 30 to 40 minutes. One-third of them use it on their own time and on weekends too. It also makes a great change management platform for our overall efforts, helping us learn to accelerate our own transformation journey.

We continue to work hard to make work simple, and remove undue process overhead in favor of trust, employee autonomy, and a focus on collaboration. What this is doing, in addition to positively impacting productivity, is facilitating improved employee experience, through:

- Enabling individuals to do purposeful work, supported by systems that let them outsource more of the routine to technology
- Empowering teams to make data-led decisions, act on these decisions effectively, leveraging user-friendly processes
- Creating an agile, energetic workplace

Ours is a company that has always attracted passionate individuals who want to contribute, and are willing and ready to work together. We want to improve our workplace quality for them, so their collective motivation can make us more effective through these times of accelerating change, and we in turn can offer them a greater sense of mission, purpose and pride.

# The growth year in close-up


Nilanjan Roy
Chief Financial Officer

"The Board of Directors has recommended a final dividend of ₹10.50 per share for fiscal 2019. Coupled with an interim dividend of ₹7 per share paid in October 2018 and a special dividend of ₹4 per share paid in January 2019, the Company will pay out a total dividend in excess of ₹11,200 crore (₹21.50 per share)."

Navigate your next, more than just a strategy, has now become a way of life at Infosys. As enterprises focus on reshaping their businesses to prepare for the digital era, we are helping them drive the transformation and sustain gains from their large-scale change efforts. Across the organization, I see our people engage with our clients in richer conversations born from deep insights and sound experience of having partnered with them across functions and departments. Helping these businesses grapple with the various dimensions of their digitization, during the year, has brought us strong revenue growth.

Our digital revenues, in constant currency terms, grew at 33.8% during fiscal 2019 and is now a third of our total revenues.

### Revenue by offerings


2018
2019
74.5%
25.5%
68.8%
31.2%
Core
Digital

The overall revenue growth stood at 9.0% in fiscal 2019, in constant currency, up from 5.8% in fiscal 2018. In INR terms, revenue growth was even more robust, at 17.2%, on a year-on-year basis, making fiscal 2019 one of our strongest growth years in the recent past. This positive focus is also clearly visible in our strong deal momentum. The Total Contract Value (TCV) of large deals (deals of TCV greater than US$50 million) more than doubled during fiscal 2019 to US$6.3 billion from US$3.1 billion in fiscal 2018.

### Revenue growth in US$ CC terms


5.8%
9.0%
2018
2019

While managing profitability and controlling costs, we made strategic investments to execute on our four-pillared strategy of scaling agile digital, bringing intelligent automation to our core services, localizing our talent pools and reskilling our employees. These investments are crucial to future-proof our business and create growth capabilities for the coming years. Notwithstanding these investments, we had strong cash generation from business operations. Our operating cash flows were at 103% and free cash flows (net cash provided by operating activities less capital expenditure) were at 87% of our net profits for the year.

Reported EPS for the year was lower by 0.3% at ₹35.44 as against ₹35.53 in fiscal 2018. Normalized EPS* for the year was higher by 13% in INR terms compared to fiscal 2018. RoE for the year was 22.7% as compared to 24.1% in the previous year. Normalized RoE* increased to 24.2% from 22.5% in fiscal 2018.

The Board of Directors has recommended a final dividend of ₹10.50 per share for fiscal 2019. Coupled with an interim dividend of ₹7 per share paid in October 2018 and a special dividend of ₹4 per share paid in January 2019, the Company will pay out a total dividend in excess of ₹11,200 crore (₹21.50 per share).

### Regular dividend per share (₹)


16.75
17.50
2018
2019

We took significant steps towards executing our Capital Allocation Policy, which was announced in April 2018, to return ₹13,000 crore to shareholders. Over two special dividends paid out in June 2018 and January 2019, we distributed ₹4,740 crore as special dividend (including dividend distribution tax). We commenced buyback of ₹8,260 crore on March 20, 2019 through the open market route at a maximum price of ₹800 per share. To celebrate 25 years of listing in India and to further increase the liquidity of shares, the Company issued bonus shares in the ratio of 1:1 in September 2018.

In sum, we generated 36% Total Shareholder Return (TSR) for fiscal 2019 – a mark of how we are creating shared prosperity even as we strive to make continued progress in the service of our vision to be the digital transformation partner our clients trust to navigate them towards the future.

**Normalized EPS / RoE – Non-IFRS measure – Reported net profit for fiscal 2019 is normalized by excluding the impact of reduction in the value of Panaya and Skava of ₹721 crore as against a benefit of ₹1,432 crore on account of a conclusion of an Advance Pricing Agreement and a reduction in the value of Panaya of ₹118 crore during fiscal 2018.*


Ravi Kumar S.
President and
Deputy Chief Operating Officer

# Delivering on the Live Enterprise promise

To be a Live Enterprise is to build a business rhythm that continuously reflects the changing realities of the industry it operates in. And the biggest change now for enterprises is the future of their work.

As work becomes more digital, the technology skills shortage that surrounds us all is hugely aggravated. We must urgently build a new holistic digital talent pool of new-collar workers to execute for our clients, and we must find ways to help them be hyper-productive at scale. We started to respond to this challenge first in our biggest market – the United States.

We expanded recruitment to a diverse set of disciplines, beyond just computer science and STEM graduates, to include the liberal arts and design. We welcome students from community colleges and even displaced workers. Today, we know that the way to quickly bring a high-performing, high-tech talent pool to our clients is by meeting people where they are with the right training. One example is what we are doing with CCRI – New England's largest community college – to build the Digital Economy Aspirations Labs. This will be a space for students to access new technology and new ways of working with it. Construction on our US Education Center in Indianapolis is also gathering momentum. This training campus for our employees – and our clients – will prepare America's new-collar workforce for the jobs of the future.

With talent secured, the need of the hour is to empower the workforce to bring a huge productivity advantage to our clients' businesses. This means amplifying human effort with a combination of next-generation digital platforms, insights from data, sentient routines injected into business processes and experiences that leverage user archetypes to precisely match the emotional and usability needs of consumers. This is complemented by a distributed agile delivery ecosystem, a deep embrace of open source along with automation and a design-led approach to solutions that drive hyper-productivity at enterprise scale. Today, our technology and innovation centers in the United States are orchestrated to work with this precise efficacy. These workspaces are built like living labs to provide the immersive prototyping environment our clients need to rapidly deploy functionality for a dynamically changing market.

As our clients leverage our operating model to build and grow their Live Enterprises in the Americas, we are now confidently scaling this approach across markets in Europe and Australia as well. The evolution continues.


Mohit Joshi
President

# Institutionalizing a 'Live Sales Enterprise' in the age of no constants

A live enterprise has the innate ability to thrive in one's surroundings. This ability comes naturally to humans and enterprises alike, but these days, there are external triggers that might force change more rapidly.

Andreessen Horowitz describes this urgency for change with wit: "The battle between every startup and incumbent comes down to whether the startup gets distribution before the incumbent gets innovation."

While I think that is a very apt quote for today's times, I don't think it is anymore an 'either-or' conversation of incumbents being able to continuously innovate, while the digitally savvy market entrants scurry to get distribution.

In working with clients, our sales teams advocate a happy mix of internal innovation and partnerships with like-minded digital innovators to co-create and co-execute digital transformation journeys.

These partnerships strengthen our client's digital capabilities and help them adapt to a rapidly changing business landscape by leveraging the larger digital innovation ecosystem that is now available. The question for us then, is, how does our sales force stay relevant during these shifting times?

We have approached these shifts in three concrete ways:

- Strengthen our access to clients by doubling down and hiring new sales talent for today's digital market needs;
- Uplift our seasoned sales force to keep them relevant in the context of large established relationships that constantly demand more, and;
- Infuse young, vibrant millennial-minded sales talent to complement a sales powerhouse

To further boost these efforts, we have created specific programs to go after theme-based, industry-specific, proactive large deals that are most appealing to clients. With fresh new ideas, refreshed sales processes, data-driven sales intelligence, and socially enabled go-to-market strategies, our sales teams are now ready to take to new, expanding sales frontiers.

Our products and platforms, such as Finacle® for banking and Edge and Infosys NIA® for Robotic Process Automation and AI, are equally mature. Clients can build on top of these platforms or use them to collaborate with the startup partner ecosystem to create market-leading solutions and achieve greater client adoption through open APIs.

With all of the investments we have made and the strategy we have in place, I'm thrilled to share that our field sales force is ready to seize the benefits of a 'Live Sales Enterprise' in this age of no constants and the lack of a proverbial end-state for our clients.

# The Infosys Board of Directors



Nandan M. Nilekani
Chairman



Salil Parekh
Chief Executive Officer and Managing Director



U.B. Pravin Rao
Chief Operating Officer and Whole-time Director



Kiran Mazumdar-Shaw
Lead Independent Director



**Michael Gibbs**
Independent Director



**D.N. Prahlad**
Independent Director



**Roopa Kudva**
Independent Director



**D. Sundaram**
Independent Director



**Dr. Punita Kumar-Sinha**
Independent Director

As on April 1, 2019

# The Infosys leadership team



**Salil Parekh**
Chief Executive Officer and Managing Director



**U.B. Pravin Rao**
Chief Operating Officer and Whole-time Director



**Nilanjan Roy**
Chief Financial Officer

## Presidents



**Ravi Kumar S.**
President and Deputy Chief Operating Officer



**Mohit Joshi**
President

## Executive Vice Presidents



**Anand Swaminathan**
Segment Head – Communication, Media and Technology



**Anantharaman Radhakrishnan**
Chief Executive Officer & Managing Director – BPM



**Binod R. Hampapur**
Global Head – Talent & Technology Operations



**Deepak Padaki**
Group Head – Corporate Strategy, and Chief Risk Officer



**Dinesh R.**
Head Global Services – Enterprise Package Application Services



**Inderpreet Sawhney**
Group General Counsel and Chief Compliance Officer



**Jayesh Sanghrajka**
Deputy Chief Financial Officer



**Jasmeet Singh**
Segment Head – Manufacturing



**Karmesh Vaswani**
Segment Head – CPG, Logistics & Retail



**Koushik R.N.**
Group Head – Procurement & Global Immigration



**Krishnamurthy Shankar**
Group Head – Human Resources and Infosys Leadership Institute



**Narsimha Rao M.**
Head, Global Services – Cloud, Infrastructure and Security Solutions & Independent Validation Solutions



**Ramadas Kamath U.**
Head – Administration, Facilities, Infrastructure and Security & Sustainability



**Richard Lobo**
Head, HR – Infosys Limited



**Satish H.C.**
Head, Global Services – Data & Analytics



**Shaji Mathew**
Service Offering Head – Financial Services, Healthcare, Insurance & Life Sciences



**Srikantan Moorthy**
Head – US Operations and Global Head – Education, Training and Assessment

# Board and committees – Infosys Limited

## The Board of Directors

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and
Managing Director

U.B. Pravin Rao
Chief Operating Officer and
Whole-time Director

Kiran Mazumdar-Shaw
Lead Independent Director

Michael Gibbs
Independent Director

D.N. Prahlad
Independent Director

Dr. Punita Kumar-Sinha
Independent Director

Roopa Kudva
Independent Director

D. Sundaram
Independent Director

## Executive officers

Salil Parekh
Chief Executive Officer and
Managing Director

U.B. Pravin Rao
Chief Operating Officer and
Whole-time Director

Nilanjan Roy
Chief Financial Officer

Ravi Kumar S.
President and
Deputy Chief Operating Officer

Mohit Joshi
President

Krishnamurthy Shankar
Group Head, Human Resources and
Infosys Leadership Institute

Inderpreet Sawhney
Group General Counsel and
Chief Compliance Officer

## Board committees

### Audit committee

D. Sundaram
Chairperson and Financial Expert

Dr. Punita Kumar-Sinha

Roopa Kudva

### Corporate social responsibility committee

Kiran Mazumdar-Shaw
Chairperson

U.B. Pravin Rao

Dr. Punita Kumar-Sinha

Roopa Kudva

### Nomination and remuneration committee

Kiran Mazumdar-Shaw
Chairperson

D.N. Prahlad

D. Sundaram

### Risk management committee

D.N. Prahlad
Chairperson

Kiran Mazumdar-Shaw

Michael Gibbs

D. Sundaram

### Stakeholders relationship committee

Roopa Kudva
Chairperson

D.N. Prahlad

Dr. Punita Kumar-Sinha

As on April 1, 2019

# Key trends

## Revenues(1)
(in ₹ crore)

| Year | Value |
|---|---|
| 2019 | 82,675 |
| 2018 | 70,522 |
| 2017 | 68,484 |
| 2016 | 62,441 |
| 2015 | 53,319 |

## Net profit(1)(4)(5)
(in ₹ crore)

| Year | Value |
|---|---|
| 2019 | 15,410 |
| 2018 | 16,029 |
| 2017 | 14,353 |
| 2016 | 13,491 |
| 2015 | 12,329 |

## Revenues(1)
(in US$ million)

| Year | Value |
|---|---|
| 2019 | 11,799 |
| 2018 | 10,939 |
| 2017 | 10,208 |
| 2016 | 9,501 |
| 2015 | 8,711 |

## Net profit(1)(4)(5)
(in US$ million)

| Year | Value |
|---|---|
| 2019 | 2,200 |
| 2018 | 2,486 |
| 2017 | 2,140 |
| 2016 | 2,052 |
| 2015 | 2,013 |

## Free cash flow(1)(6)
(in ₹ crore)

| Year | Value |
|---|---|
| 2019 | 13,399 |
| 2018 | 12,561 |
| 2017 | 11,303 |
| 2016 | 9,520 |
| 2015 | 8,505 |

## Market capitalization(3)(7)
(in ₹ crore)

| Year | Value |
|---|---|
| 2019 | 3,24,448 |
| 2018 | 2,47,198 |
| 2017 | 2,34,805 |
| 2016 | 2,79,837 |
| 2015 | 2,54,771 |

## Dividend per share(2)
(in ₹)

| Year | Value |
|---|---|
| 2019 | 21.50 |
| 2018 | 21.75 |
| 2017 | 12.88 |
| 2016 | 12.13 |
| 2015 | 11.13 |

Interim dividend of ₹ 7.00 and final dividend of ₹ 10.50

Special dividend of ₹ 4.00 declared in fiscal 2019 and ₹ 5.00 in fiscal 2018

## Digital revenues(8)

| Year | Value |
|---|---|
| 2019 | 31.2% |
| 2018 | 25.5% |

(1) Based on IFRS consolidated financial statements

(2) Based on dividend declared. Adjusted for bonus issue, wherever applicable

(3) At the end of the respective fiscal years

(4) During the quarter ended December 31, 2017, on account of the conclusion of an Advance Pricing Agreement (APA) with the US Internal Revenue Service (IRS), the Company had reversed income tax expense provision of US$225 million (₹1,432 crore), which pertained to previous periods.

(5) During the year ended March 2018, Kallidus and Skava (together referred to as "Skava") and Panaya were classified under 'Held for Sale', resulting in a reduction in fair value in respect of Panaya amounting to ₹118 crore. In the year ended March 31, 2019, a further reduction of ₹270 crore was recorded in respect of Panaya and on reclassification of Panaya and Skava from 'Held for Sale', the Company recognized an adjustment in respect of excess of carrying amount over recoverable amount of ₹451 crore in respect of Skava.

(6) Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS.

(7) In line with the Capital Allocation Policy announced in April 2018, shareholders approved the buyback of equity shares from the open market route through Indian stock exchanges of up to ₹8,260 crore (maximum buyback size) at a price not exceeding ₹800 per equity share (maximum buyback price). The buyback shall close within six months from the date of opening of the buyback, i.e March 20, 2019, or such other period as may be permitted under the Act or Buyback Regulations. Accordingly, during the year ended March 31, 2019, 1,26,52,000 equity shares were purchased from the Indian stock exchanges. Subsequent to the year end, the Company has purchased 81,31,000 shares till the date of the Board's report. During the previous year, 11,30,43,478 equity shares (not adjusted for the September 2018 bonus issue) were bought back by the Company for a total amount of ₹13,000 crore.

(8) Data prior to fiscal 2018 is not available, since we are reporting digital revenues only from fiscal 2018 onwards.

## Basic earnings per share[1][3][4][5]
(in ₹)


2019 35.44
2018 35.53
2017 31.40
2016 29.51
2015 26.97

## Return on Equity (RoE)[1][3][4]


2019 22.7%
2018 24.1%
2017 21.4%
2016 22.7%
2015 24.1%

## Operating margin[1]


2019 22.8%
2018 24.3%
2017 24.7%
2016 25.0%
2015 25.9%

## Number of employees[2]


2019 2,28,123
2018 2,04,107
2017 2,00,364
2016 1,94,044
2015 1,76,187

## Number of clients[2]


2019 1,279
2018 1,204
2017 1,162
2016 1,092
2015 950

## Number of US$ 100 million+ clients[2]


2019 25
2018 20
2017 19
2016 14
2015 15

## Utilization (excluding trainees)


2019 84.3%
2018 84.6%
2017 81.7%
2016 80.6%
2015 80.9%

## Revenue per employee[1]
(in US$)


2019 54,038
2018 54,602
2017 51,375
2016 50,745
2015 52,340

(1) Based on IFRS consolidated financial statements

(2) At the end of the respective fiscal years

(3) During the quarter ended December 31, 2017, on account of the conclusion of an APA with the IRS, the Company had reversed an income tax expense provision of US$ 225 million (₹ 1,432 crore), which pertained to previous periods.

(4) During the year ended March 2018, Kallidus and Skava (together referred to as "Skava") and Panaya were classified under 'Held for Sale', resulting in a reduction in fair value in respect of Panaya amounting to ₹ 118 crore. In the year ended March 31, 2019, a further reduction of ₹ 270 crore was recorded in respect of Panaya and on reclassification of Panaya and Skava from 'Held for Sale', the Company recognized an adjustment in respect of excess of carrying amount over recoverable amount of ₹ 451 crore in respect of Skava.

(5) In line with the Capital Allocation Policy announced in April 2018, shareholders approved a buyback of equity shares from the open market route through Indian stock exchanges of up to ₹ 8,260 crore (maximum buyback size) at a price not exceeding ₹ 800 per share (maximum buyback price). The buyback shall close within six months from the date of opening of the buyback, i.e March 20, 2019, or such other period as may be permitted under the Act or Buyback Regulations. Accordingly, during the year ended March 31, 2019, 1,26,52,000 equity shares were purchased from the Indian stock exchanges. Subsequent to the year end, the Company has purchased 81,31,000 shares till the date of the Board's report. During the previous year, 11,30,43,478 equity shares (not adjusted for the September 2018 bonus issue) were bought back by the Company for a total amount of ₹ 13,000 crore.

# The year at a glance

## Based on Ind AS consolidated financial statements

in ₹ crore, except per equity share data

| | 2019 | 2018 | Growth (%) |
|---|---|---|---|
| Financial performance | | | |
| Revenues | 82,675 | 70,522 | 17.2 |
| Gross profit | 28,808 | 25,392 | 13.5 |
| Operating profit | 18,880 | 17,148 | 10.1 |
| Profit after tax[(1)(2)(3)(4)] | 15,410 | 16,029 | (3.9) |
| Profit attributable to owners of the Company[(1)(2)(3)(4)] | 15,404 | 16,029 | (3.9) |
| Earnings per share (par value of ₹5 each): Basic[(6)(7)] | 35.44 | 35.53 | (0.3) |
| Diluted[(6)(7)] | 35.38 | 35.50 | (0.3) |
| Financial position | | | |
| Cash and cash equivalents[(6)] | 19,568 | 19,818 | (1.3) |
| Current investments | 6,627 | 6,407 | 3.4 |
| Assets held for sale[(2)] | – | 2,060 | – |
| Net current assets[(5)] | 34,240 | 34,176 | 0.2 |
| Property, plant and equipment (including capital work-in-progress) | 12,867 | 11,722 | 9.8 |
| Goodwill[(2)] | 3,540 | 2,211 | 60.1 |
| Intangible assets[(2)] | 691 | 247 | 179.8 |
| Other non-current assets | 14,762 | 15,693 | (5.9) |
| Total assets | 84,738 | 79,890 | 6.1 |
| Liabilities directly associated with assets held for sale[(2)] | – | 324 | – |
| Non-current liabilities | 1,094 | 861 | 27.1 |
| Total equity[(6)] | 65,006 | 64,924 | 0.1 |
| Total equity and liabilities[(6)] | 84,738 | 79,890 | 6.1 |

(1) During the quarter ended December 31, 2017, on account of the conclusion of an Advance Pricing Agreement (APA) with the US Internal Revenue Service (IRS), the Company had reversed an income tax expense provision of US$ 225 million (₹1,432 crore), which pertained to previous periods.

(2) During the year ended March 2018, Kallidus and Skava (together referred to as "Skava") and Panaya were classified under 'Held for Sale', resulting in a reduction in fair value in respect of Panaya amounting to ₹118 crore. Accordingly, assets amounting to ₹2,060 crore and liabilities amounting to ₹ 324 crore in respect of the disposal group had been classified as held for sale. During the year ended March 31, 2019, a further reduction of ₹270 crore was recorded in respect of Panaya and on reclassification of Panaya and Skava from 'Held for Sale', the Company recognized an adjustment in respect of excess of carrying amount over recoverable amount of ₹451 crore in respect of Skava.

(3) Includes ₹51 crore and ₹262 crore for the years ended March 31, 2019 and March 31, 2018, respectively, towards interest on income tax refund.

(4) During the year ended March 31, 2018, the Company had written down the entire carrying value of ₹71 crore in its associate, DWA Nova LLC.

(5) Excludes assets held for sale and liabilities directly associated with assets held for sale for the year ended March 31, 2018.

(6) In line with the Capital Allocation Policy announced in April 2018, shareholders approved a buyback of equity shares from the open market route through Indian stock exchanges of up to ₹8,260 crore (maximum buyback size) at a price not exceeding ₹800 per equity share (maximum buyback price). The buyback shall close within six months from the date of opening of the buyback, i.e. March 20, 2019 or such other period as may be permitted under the Companies Act, 2013 or the SEBI (Buy-back of Securities) Regulations, 2018. Accordingly, during the year ended March 31, 2019, 1,26,52,000 equity shares were purchased from the Indian stock exchanges. Subsequent to the year end, the Company has purchased 81,31,000 shares till the date of the *Board's report*.

During the previous year, 11,30,43,478 equity shares (not adjusted for the September 2018 bonus issue) were bought back by the Company for a total amount of ₹13,000 crore.

(7) EPS is adjusted for the September 2018 bonus issue and computed based on full numbers without rounding off.

## Based on IFRS US$ consolidated financial statements

in US$ million, except per equity share data

| | 2019 | 2018 | Growth (%) |
|---|---|---|---|
| Financial performance | | | |
| Revenues | 11,799 | 10,939 | 7.9 |
| Gross profit | 4,112 | 3,938 | 4.4 |
| Operating profit | 2,696 | 2,659 | 1.4 |
| Net profit(1)(2)(3)(4) | 2,200 | 2,486 | (11.5) |
| Net profit attributable to owners of the Company(1)(2)(3)(4) | 2,199 | 2,486 | (11.5) |
| Earnings per share (par value of ₹5 (US$0.16) each): Basic(6)(7) | 0.51 | 0.55 | (8.2) |
| Diluted(6)(7) | 0.51 | 0.55 | (8.3) |
| Financial position | | | |
| Cash and cash equivalents(6) | 2,829 | 3,041 | (7.0) |
| Current investments | 958 | 982 | (2.4) |
| Assets held for sale(2) | – | 316 | – |
| Net current assets(5) | 4,951 | 5,243 | (5.6) |
| Property, plant and equipment | 1,931 | 1,863 | 3.7 |
| Goodwill(2) | 512 | 339 | 51.0 |
| Intangible assets(2) | 100 | 38 | 163.2 |
| Other non-current assets | 2,065 | 2,342 | (11.8) |
| Total assets | 12,252 | 12,255 | – |
| Liabilities directly associated with assets held for sale(2) | – | 50 | – |
| Non-current liabilities | 159 | 131 | 21.4 |
| Total equity(6) | 9,400 | 9,960 | (5.6) |
| Total equity and liabilities(6) | 12,252 | 12,255 | – |

(1) During the quarter ended December 31, 2017, on account of the conclusion of an APA with the US IRS, the Company had reversed income tax expense provision of US$225 million, which pertained to previous periods.

(2) During the year ended March 2018, Kallidus and Skava (together referred to as "Skava") and Panaya were classified under 'Held for Sale', resulting in a reduction in fair value in respect of Panaya amounting to $18 million. Accordingly, assets amounting to $316 million and liabilities amounting to $50 million in respect of the disposal group had been classified as held for sale. During the year ended March 31, 2019, a further reduction of $39 million was recorded in respect of Panaya and on reclassification of Panaya and Skava from 'Held for Sale', the Company recognized an adjustment in respect of excess of carrying amount over recoverable amount of $65 million in respect of Skava.

(3) Includes US$7 million and US$41 million for the years ended March 31, 2019 and March 31, 2018, respectively, towards interest on income tax refund.

(4) During the year ended March 31, 2018, the Company had written down the entire carrying value of US$11 million in its associate, DWA Nova LLC.

(5) Excludes assets held for sale and liabilities directly associated with assets held for sale for the year ended March 31, 2018.

(6) In line with the Capital Allocation Policy announced in April 2018, shareholders approved a buyback of equity shares from the open market route through Indian stock exchanges of up to ₹8,260 crore (maximum buyback size) at a price not exceeding ₹800 per equity share (maximum buyback price). The buyback shall close within six months from the date of opening of the buyback, i.e. March 20, 2019 or such other period as may be permitted under the Companies Act, 2013 or the SEBI (Buy-back of Securities) Regulations, 2018. Accordingly, during the year ended March 31, 2019, 1,26,52,000 equity shares were purchased from the Indian stock exchanges. Subsequent to the year end, the Company has purchased 81,31,000 shares till the date of the *Board's report*.

During the previous year, 11,30,43,478 equity shares (not adjusted for the September 2018 bonus issue) were bought back by the Company for a total amount of US$2,035 million.

(7) EPS is adjusted for the September 2018 bonus issue and computed based on full numbers without rounding off.

## Board's report

Dear members,

The Board of Directors hereby submits the report of the business and operations of your Company ("the Company" or "Infosys"), along with the audited financial statements, for the financial year ended March 31, 2019. The consolidated performance of the Company and its subsidiaries has been referred to wherever required.

## 1. Results of our operations and state of affairs

in ₹ crore, except per equity share data

| Particulars | Standalone | | Consolidated | |
|---|---|---|---|---|
| | For the year ended March 31, | | For the year ended March 31, | |
| | 2019 | 2018 | 2019 | 2018 |
| Revenue from operations | 73,107 | 61,941 | 82,675 | 70,522 |
| Cost of sales | 47,412 | 39,138 | 53,867 | 45,130 |
| Gross profit | 25,695 | 22,803 | 28,808 | 25,392 |
| Operating expenses | | | | |
| Selling and marketing expenses | 3,661 | 2,763 | 4,473 | 3,560 |
| General and administration expenses | 4,225 | 3,562 | 5,455 | 4,684 |
| Total operating expenses | 7,886 | 6,325 | 9,928 | 8,244 |
| Operating profit | 17,809 | 16,478 | 18,880 | 17,148 |
| Reduction in fair value of assets held for sale / disposal group held for sale[(2)] | (265) | (589) | (270) | (118) |
| Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale'[(2)] | (469) | – | (451) | – |
| Other income, net[(3)(4)] | 2,852 | 4,019 | 2,882 | 3,311 |
| Profit before non-controlling interests / share in net loss of associate | 19,927 | 19,908 | 21,041 | 20,341 |
| Share in net loss of associate, including impairment of associate[(4)] | – | – | – | (71) |
| Profit before tax | 19,927 | 19,908 | 21,041 | 20,270 |
| Tax expense[(1)] | 5,225 | 3,753 | 5,631 | 4,241 |
| Profit after tax | 14,702 | 16,155 | 15,410 | 16,029 |
| Profit attributable to owners of the Company | 14,702 | 16,155 | 15,404 | 16,029 |
| Non-controlling interests | – | – | 6 | – |
| Other comprehensive income | | | | |
| Items that will not be reclassified subsequently to profit or loss | 57 | 59 | 48 | 62 |
| Items that will be reclassified subsequently to profit or loss | 22 | (38) | 86 | 281 |
| Total other comprehensive income, net of tax | 79 | 21 | 134 | 343 |
| Total comprehensive income for the year attributable to owners of the Company | 14,781 | 16,176 | 15,538 | 16,372 |
| Non-controlling interest | – | – | 6 | – |
| Earnings per share (EPS)[(5)] | | | | |
| Basic | 33.66 | 35.64 | 35.44 | 35.53 |
| Diluted | 33.64 | 35.62 | 35.38 | 35.50 |

1 crore = 10 million

Notes: The above figures are extracted from the audited standalone and consolidated financial statements as per Indian Accounting Standards (Ind AS).

(1) During the quarter ended December 31, 2017, on account of the conclusion of an Advance Pricing Agreement (APA) with the US Internal Revenue Service (IRS), the Company had reversed income tax expense provision of US$ 225 million (₹ 1,432 crore), which pertained to previous periods.

(2) During the year ended March 2018, Kallidus and Skava (together referred to as "Skava") and Panaya were classified under 'Held for Sale', resulting in a reduction in fair value in respect of Panaya amounting to ₹ 118 crore. In the year ended March 31, 2019, a further reduction of ₹ 270 crore was recorded in respect of Panaya and on reclassification of Panaya and Skava from 'Held for Sale', the Company recognized an adjustment in respect of excess of carrying amount over recoverable amount of ₹ 451 crore in respect of Skava.

In the *Standalone financial statements* of the Company, during the year ended March 31, 2018, investments in respect of these subsidiaries were reclassified under 'Held for Sale'. On reclassification, these investments were measured at the lower of carrying amount and fair value less cost to sell and consequently, a reduction in the fair value of assets held for sale of ₹ 589 crore in respect of Panaya has been recognized in the Standalone Statement of Profit and Loss. During the year ended March 31, 2019, a further reduction of ₹ 265 crore was recorded in respect of Panaya and on reclassification of these investments from 'Held for Sale', the Company recognized an adjustment in respect of excess of carrying amount over recoverable amount of ₹ 469 crore in respect of Skava.

(3) Other income includes ₹ 51 crore and ₹ 262 crore for the years ended March 31, 2019 and March 31, 2018, respectively, in the *Consolidated financial statements* of the Company towards interest on income tax refund.

Other income includes ₹ 50 crore and ₹ 257 crore for the years ended March 31, 2019 and March 31, 2018, respectively, in the *Standalone financial statements* of the Company towards interest on income tax refund.

(4) During the year ended March 31, 2018, the Company has written down the entire carrying value of the investment in its associate, DWA Nova LLC, amounting to ₹ 71 crore in the Consolidated Statement of Profit and Loss. Consequent to the above, the Company has written down the entire carrying value of the investment in its subsidiary, Infosys Nova Holdings LLC, amounting to ₹ 94 crore in the Standalone Statement of Profit and Loss.

(5) Equity shares are at par value of ₹ 5 per share and adjusted for the September 2018 bonus issue.

## Financial position

in ₹ crore, except equity share data

| Particulars | Standalone | | Consolidated | |
|---|---|---|---|---|
| | As at March 31, 2019 | As at March 31, 2018 | As at March 31, 2019 | As at March 31, 2018 |
| Cash and cash equivalents | 15,551 | 16,770 | 19,568 | 19,818 |
| Current investments | 6,077 | 5,906 | 6,627 | 6,407 |
| Assets held for sale[(1)] | – | 1,525 | – | 2,060 |
| Net current assets[(2)] | 30,793 | 30,903 | 34,240 | 34,176 |
| Property, plant and equipment[(1)] (including capital work-in-progress) | 11,606 | 10,469 | 12,867 | 11,722 |
| Goodwill[(1)] | 29 | 29 | 3,540 | 2,211 |
| Other intangible assets[(1)] | 74 | 101 | 691 | 247 |
| Other non-current assets | 20,998 | 21,188 | 14,762 | 15,693 |
| Total assets | 78,930 | 75,877 | 84,738 | 79,890 |
| Liabilities directly associated with assets held for sale[(1)] | – | – | – | 324 |
| Non-current liabilities | 789 | 713 | 1,094 | 861 |
| *Retained earnings – opening balance* | 55,671 | 49,957 | 58,477 | 52,882 |
| *Add :* | | | | |
| Profit for the year | 14,702 | 16,155 | 15,404 | 16,029 |
| Transfer from Special Economic Zone Re-investment Reserve on utilization[(4)] | 1,386 | 582 | 1,430 | 617 |
| *Less :* | | | | |
| Dividends including dividend distribution tax | (13,768) | (7,500) | (13,712) | (7,469) |
| Transfer to general reserve | (1,615) | (1,382) | (1,615) | (1,382) |
| Transfer to Special Economic Zone Re-investment Reserve[(4)] | (2,306) | (2,141) | (2,417) | (2,200) |
| Transferred to other reserves | – | – | (1) | – |
| *Retained earnings – closing balance* | 54,070 | 55,671 | 57,566 | 58,477 |
| Equity share capital[(3)] | 2,178 | 1,092 | 2,170 | 1,088 |
| Other reserves and surplus[(5)] | 6,368 | 6,723 | 4,309 | 4,589 |
| Other comprehensive income | 95 | 16 | 903 | 769 |
| Non-controlling interest | – | – | 58 | 1 |
| Total equity[(3)] | 62,711 | 63,502 | 65,006 | 64,924 |
| Total equity and liabilities | 78,930 | 75,877 | 84,738 | 79,890 |
| Number of equity shares[(3)] | 435,62,79,444 | 218,41,14,257 | 433,59,54,462 | 217,33,12,301 |

(1) During the year ended March 2018, Kallidus and Skava (together referred to as "Skava") and Panaya were classified under 'Held for Sale', resulting in a reduction in fair value in respect of Panaya amounting to ₹118 crore. Accordingly, assets amounting to ₹2,060 crore and liabilities amounting to ₹324 crore in respect of the disposal group had been classified under 'Held for Sale'. In the year ended March 31, 2019, a further reduction of ₹270 crore was recorded in respect of Panaya and on reclassification of Panaya and Skava from 'Held for Sale', the Company recognized an adjustment in respect of excess of carrying amount over recoverable amount of ₹451 crore in respect of Skava.

In the *Standalone financial statements* of the Company, on reclassification, these investments were measured at the lower of carrying amount and fair value less cost to sell and consequently, a reduction in the fair value of assets held for sale of ₹589 crore in respect of Panaya has been recognized in the Standalone Statement of Profit and Loss during the year ended March 31, 2018. Accordingly, investments amounting to ₹1,525 crore in respect of these subsidiaries were reclassified under 'Held for Sale'. During the year ended March 31, 2019, a further reduction of ₹265 crore was recorded in respect of Panaya and on reclassification of these investments from 'Held for Sale', and an adjustment was recognized in respect of excess of carrying amount over recoverable amount of ₹469 crore in respect of Skava.

(2) Excludes assets held for sale and liabilities directly associated with assets held for sale as at March 31, 2018.

(3) In line with the Capital Allocation Policy announced in April 2018, shareholders approved a buyback of equity shares from the open market route through Indian stock exchanges of up to ₹8,260 crore (maximum buyback size) at a price not exceeding ₹800 per share (maximum buyback price). The buyback shall close within six months from the date of opening of the buyback, i.e. March 20, 2019, or such other period as may be permitted under the Companies Act, 2013 or SEBI (Buy-Back of Securities) Regulations, 2018.

Accordingly, during the year ended March 31, 2019, 1,26,52,000 equity shares were purchased from the stock exchange, which includes 18,18,000 shares that have been purchased but not extinguished as of March 31, 2019 and 36,36,000 shares that have been purchased but have not been settled and therefore not extinguished. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and is expected to be completed by September 2019. Subsequent to the year end, the Company has purchased 81,31,000 shares till the date of the *Board's report*.

During the previous year, 11,30,43,478 equity shares (not adjusted for the September 2018 bonus issue) were bought back by the Company for a total amount of ₹13,000 crore.

(4) The Special Economic Zone (SEZ) Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Section 10AA(1)(ii) of the Income-tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of Section 10AA(2) of the Income-tax Act, 1961.

(5) Excluding retained earnings.

## Summary Profit and Loss – standalone

| Particulars | Year ended March 31, | | | | |
|---|---|---|---|---|---|
| | 2019 | % of revenue | 2018 | % of revenue | YoY growth (%) |
| Revenue from operations | 73,107 | 100.0 | 61,941 | 100.0 | 18.0 |
| Gross profit | 25,695 | 35.2 | 22,803 | 36.8 | 12.7 |
| Selling and marketing expenses | 3,661 | 5.0 | 2,763 | 4.5 | 32.5 |
| General and administration expenses | 4,225 | 5.8 | 3,562 | 5.7 | 18.6 |
| Operating profit | 17,809 | 24.4 | 16,478 | 26.6 | 8.1 |
| Profit before tax | 19,927 | 27.3 | 19,908 | 32.1 | 0.1 |
| Net profit[(1)] | 14,702 | 20.1 | 16,155 | 26.1 | (9.0) |

### Based on Ind AS standalone financial statements

**Total revenue** (in ₹ crore)


61,941
73,107
2018
2019

**Gross profit** (in ₹ crore)


22,803
25,695
2018
2019

**Operating profit** (in ₹ crore)


16,478
17,809
2018
2019

**Net profit** [(1)] (in ₹ crore)


16,155
14,702
2018
2019

**Basic EPS** [(1)(2)] (in ₹)


35.64
33.66
2018
2019

(1) Includes the following:

- Reversal of income tax provision of US$ 225 million (₹ 1,432 crore) pertaining to previous periods on account of conclusion of APA during the previous year
- During the year ended March 2018, recorded a reduction in fair value in respect of Panaya amounting to ₹ 589 crore. In the year ended March 31, 2019, a further reduction of ₹ 265 crore was recorded in respect of Panaya.
- During the year ended March 31, 2019, on reclassification of Panaya and Skava from 'Held for Sale', the Company recognized an adjustment in respect of excess of carrying amount over recoverable amount of ₹ 469 crore in respect of Skava.

(2) Adjusted for the September 2018 bonus issue.

## Summary Profit and Loss – consolidated

| Particulars | Year ended March 31, | | | | |
|---|---|---|---|---|---|
| | 2019 | % of revenue | 2018 | % of revenue | YoY growth (%) |
| Revenue from operations | 82,675 | 100.0 | 70,522 | 100.0 | 17.2 |
| Gross profit | 28,808 | 34.8 | 25,392 | 36.0 | 13.5 |
| Selling and marketing expenses | 4,473 | 5.4 | 3,560 | 5.1 | 25.6 |
| General and administration expenses | 5,455 | 6.6 | 4,684 | 6.6 | 16.5 |
| Operating profit | 18,880 | 22.8 | 17,148 | 24.3 | 10.1 |
| Profit before tax | 21,041 | 25.5 | 20,270 | 28.7 | 3.8 |
| Net profit[(1)] | 15,410 | 18.6 | 16,029 | 22.7 | (3.9) |

## Based on Ind AS consolidated financial statements

**Total revenue** (in ₹ crore)


70,522
82,675
2018
2019

**Gross profit** (in ₹ crore)


25,392
28,808
2018
2019

**Operating profit** (in ₹ crore)


17,148
18,880
2018
2019

**Net profit** [1] (in ₹ crore)


16,029
15,410
2018
2019

**Basic EPS** [1][2] (in ₹)


35.53
35.44
2018
2019

**Return on equity** [3]


24.1%
22.7%
2018
2019

**Revenue distribution by geographical segments** (in %)


60.5 North America
24.1 Europe
12.9 Rest of the World
2.5 India

**Revenue distribution by business segments** (in %)


32.0 FS (4)
16.4 Retail (5)
12.6 COM (6)
12.5 EURS (7)
9.9 MFG (8)
7.5 Hi-Tech (9)
6.3 LS (10)
2.8 Others (11)

(1) Includes impact on account of:

- Reversal of income tax provision of US$ 225 million (₹ 1,432 crore) pertaining to previous periods on account of conclusion of an APA during the previous year
- Recorded a reduction in fair value in respect of Panaya amounting to ₹ 118 crore and ₹ 270 crore, for the years ended March 31, 2018 and March 31, 2019, respectively
- On reclassification of Panaya and Skava from 'Held for Sale', the Company recognized an adjustment in respect of excess of carrying amount over recoverable amount of ₹ 451 crore in respect of Skava during the year ended March 31, 2019

(2) Adjusted for the September 2018 bonus issue

(3) Based on IFRS USD financial statements

(4) FS – Includes enterprises in Financial Services and Insurance

(5) Retail – Includes enterprises in Retail, Consumer Packaged Goods and Logistics

(6) COM – Includes enterprises in Communication, Telecom OEM and Media

(7) EURS – Includes enterprises in the Energy, Utilities, Resources and Services

(8) MFG – Includes enterprises in Manufacturing

(9) Hi-Tech – Includes enterprises in Hi-Tech

(10) LS – Includes enterprises in Life Sciences and Healthcare

(11) Others – Includes segments of businesses in India, Japan, China, Infosys Public Services and other public services enterprises.

## Capital expenditure on tangible assets – standalone

This year, on a standalone basis, we incurred a capital expenditure of ₹ 3,040 crore. This comprises ₹ 2,008 crore in infrastructure, ₹ 1,023 crore for investment in computer equipment, and ₹ 9 crore in vehicles.

In the previous year, we had incurred a capital expenditure of ₹ 1,823 crore. This comprised ₹ 1,422 crore in infrastructure, ₹ 396 crore for investment in computer equipment, and ₹ 5 crore in vehicles.

## Capital expenditure on tangible assets – consolidated

This year, on a consolidated basis, we incurred a capital expenditure of ₹ 3,193 crore. This comprises ₹ 2,055 crore in infrastructure, ₹ 1,129 crore in computer equipment and ₹ 9 crore in vehicles.

In the previous year, we had incurred a capital expenditure of ₹ 1,955 crore. This comprised ₹ 1,479 crore in infrastructure, ₹ 471 crore for investment in computer equipment and ₹ 5 crore in vehicles.

## Liquidity

Our principal sources of liquidity are cash and cash equivalents, current investments and the cash flow that we generate from our operations. We continue to be debt-free and maintain sufficient cash to meet our strategic and operational requirements. We understand that liquidity in the Balance Sheet has to balance between earning adequate returns and the need to cover financial and business requirements. Liquidity enables us to be agile and ready for meeting unforeseen strategic and business needs. We believe that our working capital is sufficient to meet our current requirements.

As of March 31, 2019, we had ₹30,793 crore in working capital (working capital defined as current assets minus current liabilities) on a standalone basis, and ₹34,240 crore on a consolidated basis.

Liquid assets stand at ₹25,790 crore on a standalone basis and ₹30,690 crore on a consolidated basis as at March 31, 2019, as against ₹27,752 crore on a standalone basis, and ₹31,765 crore on a consolidated basis as on March 31, 2018.

Liquid assets, on both standalone and consolidated basis, include deposits with banks and high-rated financial institutions, investments in liquid mutual funds, fixed maturity plan securities, tax-free bonds, government bonds and securities, non-convertible debentures, certificates of deposit (CDs), and commercial paper. CDs represent marketable securities of banks and eligible financial institutions for a specified time period with high credit rating given by domestic credit rating agencies. Investments made in non-convertible debentures are issued by government-owned institutions and financial institutions with high credit rating. The details of these investments are disclosed under the 'non-current and current investments' section in the standalone and consolidated financial statements in this Annual Report.

## Capital Allocation Policy

- In line with the Capital Allocation Policy announced in April 2018, the Board, at its meeting on January 11, 2019, approved the buyback of equity shares through the open market route through the Indian stock exchanges, amounting to ₹8,260 crore (maximum buyback size) at a price not exceeding ₹800 per equity share (maximum buyback price), subject to the shareholders' approval by way of a postal ballot. Further, the Board also approved a special dividend of ₹4 per share which resulted in a payout of ₹2,107 crore (including dividend distribution tax).
- The buyback is offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through Indian stock exchanges.

  The shareholders approved the proposal of buyback of equity shares through the postal ballot that concluded on March 12, 2019. At the maximum buyback price of ₹800 per equity share and the maximum buyback size of ₹8,260 crore, the maximum indicative number of equity shares bought back would be 10,32,50,000 equity shares (maximum buyback shares) comprising approximately 2.36% of the paid-up equity share capital of the Company.

  The Company will fund the buyback from its free reserves. The buyback of equity shares through Indian stock exchanges commenced on March 20, 2019 and is expected to be completed by September 2019. During the year ended March 31, 2019, 1,26,52,000 equity shares were bought back from the Indian stock exchanges. Subsequent to the year end, the Company has purchased 81,31,000 shares till the date of the *Board's report*.

  After the execution of the above, along with the special dividend (including dividend distribution tax) of ₹2,633 crore already paid in June 2018, the Company would complete the distribution of ₹13,000 crore to the shareholders, which was announced as part of its Capital Allocation Policy in April 2018.

## Basic EPS

Basic earnings per share decreased by 5.6% to ₹33.66 at the standalone level and by 0.3% to ₹35.44 at the consolidated level.

## Dividend

Dividend per share declared is in line with the Capital Allocation Policy approved by the Board on April 13, 2018. The Company declared dividend as under :

| | Fiscal 2019 | | Fiscal 2018[1] | |
|---|---|---|---|---|
| | Dividend per share (in ₹) | Dividend Payout | Dividend per share (in ₹) | Dividend Payout |
| Interim dividend | 7.00 | 3,680 | 6.50 | 3,422 |
| Final dividend | [2] 10.50 | [3] 5,504 | 10.25 | 5,349 |
| Special dividend | 4.00 | 2,107 | 5.00 | 2,633 |
| Total dividend | 21.50 | | 21.75 | |
| Payout ratio[4] (interim and final dividend) | [5] 68.6% | | 69.8% | |

Dividend payout includes dividend distribution tax

(1) Adjusted for the September 2018 bonus issue

(2) Recommended by the Board of Directors at its meeting held on April 12, 2019. The payment is subject to the approval of the shareholders at the ensuing Annual General Meeting (AGM) of the Company to be held on June 22, 2019 and will be paid on June 25, 2019.

(3) Actual dividend payout will be based on the number of shares outstanding as on the book closure date.

(4) Our dividend policy is to pay up to 70% of free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS.

(5) Based on the outstanding number of shares as on March 31, 2019.

The Register of Members and Share Transfer Books will remain closed on June 15, 2019 for the purpose of payment of the final dividend for the financial year ended March 31, 2019. The AGM is scheduled to be held on June 22, 2019 and the final dividend will be paid on June 25, 2019.

### Bonus issue

The Board, at its meeting held on July 13, 2018, approved and recommended the issue of bonus shares to celebrate the 25th year of the Company's public listing in India and to further increase the liquidity of its shares. The shareholders approved the issue of bonus shares (vide postal ballot concluded on August 22, 2018). The Company had allotted 218,41,91,490 fully-paid-up equity shares of face value ₹5 each. A bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held have been allotted. The bonus shares were credited to the eligible shareholders as on the record date, i.e. September 5, 2018.

### Particulars of loans, guarantees or investments

Loans, guarantees and investments covered under Section 186 of the Companies Act, 2013 form part of the Notes to the financial statements provided in this Annual Report.

### Transfer to reserves

We propose to transfer ₹1,470 crore to the general reserve on account of the declaration of dividend.

### Fixed deposits

We have not accepted any fixed deposits, including from the public, and, as such, no amount of principal or interest was outstanding as of the Balance Sheet date.

### Particulars of contracts or arrangements made with related parties

Particulars of contracts or arrangements with related parties referred to in Section 188(1) of the Companies Act, 2013, in the prescribed Form AOC-2, is appended as *Annexure 2* to the *Board's report*.

### Management's discussion and analysis

In terms of the provisions of Regulation 34 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the *Management's discussion and analysis* is set out in this Annual Report.

### Risk management report

In terms of the provisions of Section 134 of the Companies Act, 2013, a *Risk management report* is set out in this Annual Report.

### Board policies

The details of the policies approved and adopted by the Board are provided in *Annexure 9* to the *Board's report*.

### Material changes and commitments affecting financial position between the end of the financial year and date of the report

#### Acquisition

##### Hitachi Procurement Service Co. Ltd

On April 1, 2019, Infosys Consulting Pte Limited (a wholly-owned subsidiary of Infosys Limited) acquired 81% of voting interests in Hitachi Procurement Service Co., Ltd. (HIPUS), Japan, a wholly-owned subsidiary of Hitachi Ltd, Japan for a total cash consideration of JPY 3.29 billion (approximately ₹206 crore), on fulfilment of closing conditions. The Company had paid an advance of JPY 3.29 billion (approximately ₹206 crore) to Hitachi towards cash consideration on March 29, 2019. HIPUS handles indirect materials purchasing functions for the Hitachi Group. The name of the Company – Hitachi Procurement Service Co., Ltd. – has been changed to HIPUS Co., Ltd. with effect from April 1, 2019.

As of April 12, 2019 (i.e., the date of adoption of financial statements by the Board of Directors), the Company is in the process of finalizing the accounting for acquisition of HIPUS, including allocation of purchase consideration to identifiable assets and liabilities.

## 2. Business description

### Strategy

Our strategic objective is to build a sustainable organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees and generating profitable growth for our investors.

Our clients and prospective clients are faced with transformative business opportunities due to advances in software and computing technology. These organizations are dealing with the challenge of having to reinvent their core offerings, processes and systems rapidly and position themselves as 'digitally enabled'. The journey to the digital future requires not just an understanding of new technologies and new ways of working, but a deep appreciation of existing technology landscapes, business processes and practices. Our strategy is to be a navigator for our clients as they ideate on, plan and execute their journey to a digital future.

We have embraced a four-pronged strategy to strengthen our relevance to clients and drive accelerated value creation. Towards implementing the strategy, we will:

- Scale Agile Digital
- Energize the core
- Reskill our people
- Expand localization


Scale Agile Digital
Invest in digital capabilities and priority services
Energize the Core
Infuse AI and automation, leveraging Infosys NIA®
Reskill our People
Reskill talent at scale for us and our clients
Expand Localization
Hire locally in markets, local delivery and training

## Scale Agile Digital

We will continue to make targeted investments to rapidly accelerate our Agile Digital business. We define 'digital' as a set of use cases that drive business outcomes for our clients across five areas:

- Experience: Well-designed systems for digital marketing, omnichannel interaction, personalization and content management that can enhance customer experience
- Insight: AI-based systems for advanced analytics, leveraging Big Data
- Innovate: Engineering new and digital-first products and offerings leveraging Internet of Things and advanced industry Software-as-a-Service platforms
- Accelerate: The digitization of core systems by migrating to cloud technologies, abstracting APIs, modernizing legacy systems and infrastructure, integrating applications and leveraging Robotic Process Automation (RPA)
- Assure: Implementing advanced cyber-security systems and specialized validation of software systems.


EXPERIENCE
INSIGHT
INNOVATE
ACCELERATE
ASSURE
THE CLIENT DIGITAL JOURNEY

We use our Digital Navigation Framework to help our clients transform their organization and achieve these business outcomes. The framework is a set of accelerators that, when combined together, fast-track the process of transformation. These accelerators are distinct capabilities in the areas of Design, Proximity centers, Agile methodologies, Automation assets and Learning platforms.

In addition to these, we will also invest in sales and consulting capabilities to engage with clients both in their technology divisions and their business organizations.

We will continue to leverage alliances that complement our core competencies. We will continue to partner with leading technology software and hardware providers in creating, deploying, integrating and operating business solutions for our clients.

We will continue to invest in research and development (R&D) to stay abreast of new technologies and to incubate new offerings in areas such as blockchain, AR / VR and speech, vision, video and image intelligence. We will expand the scope of our collaborations to encompass universities, research organizations and the startup innovation ecosystem.

We will continue to deploy our capital in making selective business acquisitions that augment our Agile Digital expertise, to complement our presence in certain market segments.

## Energize the core

We will continue to embrace automation and artificial intelligence (AI)-based techniques and software automation platforms to boost productivity of our clients' core processes and systems.

We will continue to leverage these, along with lean processes, agile development and our Global Delivery Model to deliver solutions and services to our clients in the most cost-effective manner, while at the same time optimizing our cost structure to remain competitive.

We will continue to invest in our flagship RPA platform AssistEdge®, our AI platform, Infosys NIA®, and in core business applications such as Finacle®, McCamish and others to bring differentiated and market-leading features and capabilities to our projects with clients.

## Reskill our people

An exponential adoption of new technologies is leading to a wide digital talent gap. As technology shifts gain rapid acceleration, we will continue to drive talent reskilling at scale for our own employees and for our clients' organizations in the new areas of digital services.

Teaching and learning are central to the Infosys culture. Our investments in our Global Education Center and in creating various learning opportunities for our employees help our employees stay abreast of new developments in software technologies, spur innovation and help them build a lifelong career with the Company.

We will continue to invest in advanced, anytime-anywhere learning systems such as our Lex platform and in creating and harnessing up-to-date content from internal and external sources. Further, we are expanding our relationships with universities around the world to curate specific curricula for our employees in areas such as creative design skills, machine learning, autonomous technologies, blockchain etc.

## Expand localization

We believe that client proximity lends several benefits while delivering Agile Digital transformations, and we will continue to invest in localizing our workforce in various geographies. We had announced the setting up of four delivery and innovation centers in the US in fiscal 2018, and announced one more in fiscal 2019. These centers are already operational in Indiana, Connecticut, Rhode Island, Texas and North Carolina. We are recruiting locally from universities in the US. We aim to become an employer of choice for US universities and will set up dedicated leadership and support teams in the US, Europe and Australia. Our strategy to localize will also reduce our dependence on immigration policies.

## Organization

Our go-to-market business units are organized as:

- Financial Services and Insurance
- Life Sciences and Healthcare
- Manufacturing
- Retail, Consumer Packaged Goods and Logistics
- Hi-Tech
- Communications, Telecom OEM and Media
- Energy, Utilities, Resources and Services
- China
- Japan
- India
- Infosys Public Services
- Other public services enterprises

Our solutions are primarily classified as digital and core.

- Digital
  - Experience
  - Insight
  - Innovate
  - Accelerate
  - Assure
- Core
  - Application management services
  - Proprietary application development services
  - Independent validation solutions
  - Product engineering and management
  - Infrastructure management services
  - Traditional enterprise application implementation
  - Support and integration services
- Products and Platforms
  - Finacle®
  - Edge suite
  - Infosys NIA®
  - Infosys McCamish
  - Panaya®
  - Skava®
- Business Process Management – Infosys BPM

## Client base

Our client-centric approach continues to bring us high levels of client satisfaction. We derived 97.3% of our consolidated revenues from repeat business this fiscal. We, along with our subsidiaries, added 345 new clients, including a substantial number of large global corporations. Our total client base at the end of the year stood at 1,279. The client segmentation, based on the last 12 months' revenue for the current and previous years, on a consolidated basis, is as follows:

| Clients | 2019 | 2018 |
|---|---|---|
| 100 million dollar + | 25 | 20 |
| 50 million dollar + | 60 | 57 |
| 10 million dollar + | 222 | 198 |
| 1 million dollar + | 662 | 634 |

## Infrastructure

We added 2.75 million sq. ft. of physical infrastructure space during the year. The total available space as on March 31, 2019 stands at 49.32 million sq. ft. We have presence in 191 locations across 46 countries as on March 31, 2019.

## Infosys Innovation Fund

Our investment and acquisition strategy is designed to strengthen our competitive positioning and bring technology innovation to our clients. We have a multi-pronged strategy in identifying, investing in, and evangelizing next-generation technologies. We believe we will achieve this through organic investments in R&D, as well as by making investments in external innovation ecosystems and in particular, technology startup companies.

The Infosys Innovation Fund identifies early-stage startup companies developing innovative, next-generation solutions and technologies in the areas of AI and machine learning, Big Data and analytics, convergence of physical and digital processes, technology infrastructure management, cloud systems and cybersecurity. The Fund partners with startups by providing early-stage capital and in helping bring their innovations to market, attaining scale, product validation and customer introductions.

The Fund has invested US$ 59 million to date in the form of minority holdings in early-stage companies. During the year, the Company divested its stake in two investments resulting in a net gain of US$ 8 million. As of March 31, 2019, the Fund has an additional US$ 12 million in uncalled / pending capital commitments. The carrying value of investments as on March 31, 2019 was US$ 20 million (₹ 138 crore).

## Subsidiaries

We, along with our subsidiaries, provide consulting, technology, outsourcing and next-generation digital services. At the beginning of the year, we had 20 direct subsidiaries and 26 step-down subsidiaries. As on March 31, 2019, we have 25 direct subsidiaries and 34 step-down subsidiaries.

We have acquired following subsidiaries during the year:

- On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) an US-based, full-service creative and consumer insights agency. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to US$ 75 million (approximately ₹ 514 crore on acquisition date).
- On October 11, 2018, Infosys Consulting Pte Limited (a wholly-owned subsidiary of Infosys Limited) acquired 100% voting interests in Fluido Oy (Fluido), a Nordic-based Salesforce advisor and consulting partner in cloud consulting, implementation and training services, for a total consideration of up to € 65 million (approximately ₹ 560 crore).
- On November 16, 2018, Infosys Consulting Pte Limited (a wholly-owned subsidiary of Infosys Limited) acquired 60% stake in Infosys Compaz Pte. Ltd, a Singapore-based IT services company. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to SGD 17 million (approximately ₹ 91 crore on acquisition date).

Assets held for sale: During the year ended March 2018, the Company had initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava") and Panaya, collectively referred to as "the disposal group". The disposal group was

classified and presented separately as 'Held for Sale' and was carried at the lower of carrying value and fair value. Consequently, a reduction in the fair value of the disposal group held for sale amounting to ₹118 crore in respect of Panaya had been recognized in the Consolidated Statement of Profit and Loss for the year ended March 31, 2018. Accordingly, assets amounting to ₹2,060 crore and liabilities amounting to ₹324 crore in respect of the disposal group had been classified as "held for sale". In the standalone financial statements, on reclassification, the investment in these subsidiaries was classified and presented separately as 'Held for Sale' and was carried at the lower of carrying value and fair value. Consequently, a reduction in the fair value of investment of ₹589 crore in respect of Panaya was recognized in the Standalone Statement of Profit and Loss. Accordingly, investments amounting to ₹1,525 crore in respect of these subsidiaries had been reclassified as "held for sale".

During the year ended March 31, 2019, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company recorded a reduction in the fair value of the disposal group held for sale amounting to ₹270 crore in respect of Panaya in the consolidated financial statements and a reduction in the fair value of investment amounting to ₹265 crore in respect of Panaya in the standalone financial statements.

Further, during the year ended March 31, 2019, based on the evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that the disposal group does not meet the criteria for 'Held for Sale' classification because it is no longer highly probable that the sale would be consummated by March 31, 2019 (12 months from the date of initial classification under 'Held for Sale'). Accordingly, as per Ind AS 105, *Non-current Assets held for Sale and Discontinued Operations*, the assets and liabilities of Panaya and Skava have been included on a line-by-line basis in the consolidated financial statements for the period and as at March 31, 2019. On reclassification from 'Held for Sale', the assets of Panaya and Skava have been remeasured in the year ended March 31, 2019 at the lower of cost and recoverable amount resulting in an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' of ₹451 crore (comprising ₹358 crore towards goodwill and ₹93 crore towards the value of customer relationships) in respect of Skava in the Consolidated Statement of Profit and Loss for the year ended March 31, 2019. In the standalone financial statements, the investment in subsidiaries Panaya and Skava have been remeasured at the lower of cost and recoverable amount resulting in recognition of an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' of ₹469 crore in respect of Skava in the Standalone Statement of Profit and Loss for the year ended March 31, 2019. Refer to Note 2.1.2 of the *Consolidated financial statements* and Note 2.3.8 of the *Standalone financial statements*.

## Proposed acquisition

### Stater N.V.

On March 28, 2019, Infosys Consulting Pte Limited (a wholly-owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire 75% of the shareholding in Stater N.V., a wholly-owned subsidiary of ABN AMRO Bank N.V., the Netherlands, for a consideration including base purchase price of up to €127.5 million (approximately ₹990 crore) and customary closing adjustments, subject to regulatory approvals and fulfilment of closing conditions.

During the year, the Board of Directors reviewed the affairs of the subsidiaries. In accordance with Section 129(3) of the Companies Act, 2013, we have prepared the *Consolidated financial statements* of the Company, which form part of this Annual Report. Further, a statement containing the salient features of the financial statement of our subsidiaries in the prescribed format AOC-1 is appended as *Annexure 1* to the *Board's report*. The statement also provides details of the performance and financial position of each of the subsidiaries.

In accordance with Section 136 of the Companies Act, 2013, the audited financial statements, including the consolidated financial statements and related information of the Company and audited accounts of each of its subsidiaries, are available on our website, www.infosys.com. These documents will also be available for inspection till the date of the AGM during business hours at our registered office in Bengaluru, India.

## Quality

The Quality function at Infosys internalized the organization's vision and strategy of 'Navigate the Next', and formulated three strategic imperatives:

- Differentiate
- Optimize
- De-Risk

Our Quality department drove the org-wide agile transformation to scale our capabilities for Agile Digital in tune with the Company strategy. It led the way in driving Lean and Automation throughout the organization to enhance productivity and improve quality. It deployed robust frameworks and tools for service lines in a collaborative manner and has enabled several thousand employees on these over the past year. The Quality department was instrumental in developing and Open Sourcing the Infosys DevOps Platform – a key differentiator for Infosys in its Agile & DevOps offering.

The Quality department-led 'Be the Navigator' workshops across the organization helped enhance monetization of these ideas for Infosys. The Quality department worked with cross-functional teams to drive enterprise agility by simplifying processes, reducing cost and enhancing employee experience.

We proactively led compliance and assurance through audits and assessments to intensely reduce risk for the organization, with increased coverage of services and centers. We continue to comply with international management system standards and models viz. ISO 9001, ISO 27001, CMMI, ISO 14001, OHSAS 18001, ISO 22301, ISO 20000 and AS 9100 in fiscal 2019. Our European centers have been assessed for GDPR requirements as well. Infosys Limited as an enterprise is assessed for ISAE 3402 / SSAE 18 SOC 1 type II and has received an independent auditors' assurance compliance report.

## Branding

The Infosys brand is a key intangible asset for the Company. It positions Infosys as a next-generation digital services company that helps enterprises navigate their digital transformation. Brand Infosys is built around the premise that our three decades of experience in managing the systems and workings of global enterprises uniquely positions us to be navigators for our clients. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with Agile Digital at scale to deliver unprecedented levels of performance and customer delight. Our Always-on Learning foundation drives their continuous improvement through building and transferring digital skills, expertise and ideas from our innovation ecosystem. Our Localization investments in talent and digital centers help accelerate the enterprise transformation agenda. We deliver on this promise with our Digital Navigation Framework.

Our marketing reach extends globally through digital-first multi-channel campaigns. A good example is the Infosys Boosting American Innovation campaign that has helped elevate the perception of the brand as a locally-relevant digital partner. As the digital innovation partner for the Australian Open, Roland-Garros and the ATP, we help showcase how brand Infosys is reimagining the tennis ecosystem for a billion fans globally leveraging data, insights and digital experiences. We participate in premier business and industry events around the world, while also organizing our own signature events and CXO roundtables. Confluence, our flagship client event series across the US, Europe and APAC, is rated highly by our clients and industry partners.

## Awards and recognition

In fiscal 2019, we won multiple awards and honors, both international and national. The significant ones among them are as follows:

### Business and management

- Rated for the second time in a row under the leadership category in a corporate governance study conducted jointly by BSE Limited and the International Finance Corporation, a member of the World Bank Group, and Institutional Investors Advisory Services, based on G20 / OECD principles, which are globally accepted benchmarks for corporate governance
- Won the Platinum award at the Asset Corporate Awards, the longest running Environment, Social, and Governance awards in Asia, for the ninth consecutive year. This award is based on an evaluation of financial performance, management, corporate governance, social and environmental responsibility and investor relations
- Received awards for Best CFO, Best Investor Relations Professional, Best Investor Relations Program, Best Asia In-house Tax Team, Best Corporate Governance, Best ESG SRI Metrics, and Best Analyst Day in the 2018 All-Asia Executive Team rankings in the Technology / IT Services and Software sector
- Won the 2018 Golden Peacock Award for risk management

### Digital services and technology innovation

- Recognized as a Leader in The Forrester Wave™ : Digital Process Automation Service Providers, Q3 2018
- Positioned as a Leader in IDC MarketScape : Western Europe Digital Quality Assurance Services 2018 Vendor Assessment
- Recognized as a Leader in NelsonHall NEAT, Digital Banking Services 2018
- Recognized as a Leader in Gartner's Magic Quadrant for Public Cloud Infrastructure Professional and Managed Services worldwide
- Honored with five awards at the DevOps Industry Awards, 2018
- Won five prestigious Oracle North America Specialized Partner of the Year Awards
- Positioned as a Leader in IDC MarketScape 2018 for Worldwide Oracle Implementation Services

### Banking (for Finacle®)

- Finacle® was positioned as a leader in the Gartner Magic Quadrant for Global Retail Core Banking
- A consortium of seven leading banks in India powered by Finacle's blockchain-based trade network won the Best Trade Finance and Supply Chain Initiative award at the Celent Model Bank Awards 2018

### Human resources

- The Company's global internship program, InStep, was ranked No.1 in the Best Overall Internship category by Vault.com's survey on Top Internships for 2019
- Recognized by the Top Employers Institute as a top employer of 2019 for excellence in employment practices. Also ranked among the top three employers in Europe and the Middle East
- Our performance management system – iCount – bagged the Association of Talent Development's Excellence in Practice award for talent management

### Sustainability

- Listed as an index component of the prestigious Dow Jones Sustainability Indices (DJSI) and is part of the DJSI World and DJSI Emerging Markets indices
- Included in the prestigious Climate A list for a second consecutive year by the Carbon Disclosure Project
- Received Gold recognition from EcoVadis for CSR practices including environment, labor and human rights, ethics and sustainable procurement

For the complete list of awards and recognition, refer to https://www.infosys.com/about/awards.

## 3. Human resources management

At Infosys, we focus on the workplace of tomorrow that promotes a collaborative, transparent and participative organization culture, encourages innovation, and rewards individual contribution. The focus of human resources management at Infosys is to ensure that we enable each and every employee to navigate the next, not just for clients, but also for themselves. We have reimagined our employee value proposition, to make it more meaningful to our employees.

The three key strategic pillars under this are:

- Inspiring them to build what's next
- Making sure their career never stands still
- Navigating further, together

Here are some of the initiatives we have pioneered this year:

- Be the Navigator: An empowerment program to encourage purposeful innovation for clients. Impetus is given in the form of hackathons, makeathons, ideathons and knowledge-sharing sessions. The initiative has been taken up in the US, Australia and UK as well. We already have a repository of 2,000+ stories of incremental innovation.
- Awards for Excellence: The Awards for Excellence remains our largest rewards and recognition platform for employees. This year, we received the highest number of nominations across geographies, covering over 20 categories.
- Petit Infoscion Day: An eagerly-awaited family-day event for employees completes 25 exciting years. Children are engaged through fun and educational activities and their academic and co-curricular achievements rewarded.
- HALE: Our Health Assessment & Lifestyle Enrichment program for employees is celebrating 15 years of building and sustaining a healthy and productive workforce by promoting health and well-being, ensuring safety, and encouraging work-life balance.
- Manager enablement: Empowering managers through analytics-based, customizable learning tools such as MaQ, and initiatives such as MPACT, MSPEED and Pravesh, that focus on continuous learning, reskilling and refactoring of talent. Significant rewards await the top managers who ace the challenges.
- Digital transformation: A key HR initiative to create an agile, connected and empowered workforce. InfyMe, our new mobile app, helps employees with first-hand information and access to systems and processes anytime, anywhere.
- Onboarding experience: The Launchpad app has simplified the joining process for our new hires in the US and in India, ensuring easy connect, less paperwork, and seamless integration into the organization.
- Skill Tags and Bridge programs: To help our employees reskill, we introduced Skill Tags, aligned to our digital and niche service offerings which offer employees a new-age skill identity. The Bridge Program enables employees to steer their career into new areas of work such as domain and techno-functional consulting, specialist programming, technical architect and design roles.
- Expanding our overseas workforce: With a constant focus on localization, we have increased our emphasis on rewards and recognition to keep the local talent pool motivated in our key markets, such as the US. In the UK and the rest of Europe, we have partnered with local universities, supported large people transition and integration programs, and for the first time, made it to the list of *Forbes'* Best Employers for New Graduates List. Infosys China celebrated 15 years, and Impressions, the new joinee assimilation program, was reinstated. In Australia, we have been hiring local talent and absorbing them into key accounts.
- Stock Incentive Rewards program: We have focused on differentiated rewards for high performers via Restricted Stock Units (RSUs) in the form of Indian shares or ADRs across levels. We also have points-based incentives for learning new skills, enhanced maternity benefits in the US, new retail insurance plans in India, and various compensation programs across geographies to attract and retain the best talent.

## Internal complaints committee

Infosys has constituted an Internal Committee (IC) in all the development centers of the Company across India to consider and resolve all sexual harassment complaints reported by women. The constitution of the IC is as per the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 and the committee includes external members from NGOs or with relevant experience. Investigation is conducted and decisions made by the IC at the respective location, and a senior woman employee is the presiding officer over every case. Half of the total members of the IC are women. The details of complaints pertaining to sexual harassment that were filed, disposed of and pending during the financial year are provided in the *Business responsibility report* of this Annual report.

## Education, training and assessment

Infosys believes in lifelong learning and competency development for its employees. Our Education, Training and Assessment (ETA) team has been instrumental in creating a culture of learning in the organization. Lex, a highly scalable, mobile-first, modular learning platform that allows our employees to access learning content from anywhere, any device, at any time, is ETA's newest offering. The recommendation engine in Lex suggests appropriate learning paths based on the adjacency skills of employees. We now have about 700 courses on Lex, in addition to over 1,500 courses in instructor-led training mode. Managers can create their own learning paths and goals and share them with their teams. The platform is being made available to our customers as Wingspan.

We are working with various academic institutions to reskill our employees. We have collaborations with the Rhode Island School of Design to train employees on design skills, with Purdue University on cybersecurity, with Trinity College, Hartford on business analysis skills, with Cornell University on program management, and with the University of North Carolina for data analytics.

We launched a platform called InfyTQ, with several courses on technical and professional skills, aimed at improving the understanding of the fundamental building blocks of technology among engineering students across India, to help them become industry-ready.

Campus Connect, our industry-academia partnership program, made progress with the launch of electives to help engineering colleges run new programs within their curricula. In fiscal 2019, we engaged with 564 faculty members who in turn trained 52,051 students. With this, the total number of beneficiaries covered has reached 15,783 faculty members and 5,08,375 students from 274 engineering institutions.

## Infosys Leadership Institute

Deepening our focus on enabling leaders on their personalized development journey, Infosys Leadership Institute (ILI) offered a variety of leadership development experiences in fiscal 2019. ILI continued to work closely with business leaders and HR leaders to gain deep insights into the development focus areas and learning themes across the organization. Based on these insights, ILI offered executive-level skill-building programs such as Executive Presence, Boardroom Excellence, Powerful Communication, and sales enablement programs such as Human Side of the Deal, Consultative Selling and Deal Coaching. These programs were facilitated in partnership with best-in-class global leadership development organizations across locations, including the US, the UK, Australia and India.

ILI also continued its partnership with Stanford Graduate School of Business and had one cohort of 64 leaders graduating this year. The cohort also participated in strategic enterprise-wide projects, along with executive coaching as part of their development. We also completed Leadership Talent Reviews across our business to identify leadership capability and successor readiness. In support of the organizational objectives on Diversity and Inclusion, ILI also enhanced its focus on women leaders by designing and offering exclusive programs for them. Overall, we had 1,352 participants across leadership levels leverage the various development interventions through the year.

## Infosys Knowledge Institute

The Infosys Knowledge Institute (IKI), established in 2018, helps industry leaders develop a deeper understanding of business and technology trends through compelling thought leadership. Our researchers and subject matter experts provide a fact base that aids decision-making on critical business and technology issues. Our current research focuses on five strategic themes: employee experience and learning, impact of AI and automation, agile enterprises, design as a multi-faceted discipline, and the role of physical location in the future of work. IKI also publishes regularly on industry, function, and technology trends.

## Particulars of employees

The Company had 1,80,457 employees (on a standalone basis) as of March 31, 2019. The percentage increase in remuneration, ratio of remuneration of each director and key managerial personnel (KMP) (as required under the Companies Act, 2013) to the median of employees' remuneration, and the list of top 10 employees in terms of remuneration drawn, as required under Section 197(12) of the Companies Act, 2013, read with Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, form part of *Annexure 3* to this *Board's report*.

The statement containing particulars of employees employed throughout the year and in receipt of remuneration of ₹ 1.02 crore or more per annum and employees employed for part of the year and in receipt of remuneration of ₹8.5 lakh or more per month, as required under Section 197(12) of the Companies Act, 2013, read with Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, is provided in a separate exhibit forming part of this report and is available on the website of the Company at https://www.infosys.com/investors/reports-filings/Documents/exhibit-boards-report2019.pdf. The Annual Report and accounts are being sent to the shareholders excluding the aforesaid exhibit. Shareholders interested in obtaining this information may access the same from the Company website or send a written request to the Company.

In accordance with Section 136 of the Companies Act, 2013, this exhibit is available for inspection by shareholders at the Registered Office of the Company during business hours on all working days, 21 days before the Annual General Meeting and copies may be made available on request.

Notes: 1. The employees mentioned in the aforesaid exhibit have / had permanent employment contracts with the Company.

2. The employees are neither relatives of any directors of the Company, nor hold 2% or more of the paid-up equity share capital of the Company as per Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014.

3. The details of employees posted outside India and in receipt of a remuneration of ₹60 lakh or more per annum or ₹5 lakh or more a month can be provided on request.

## Employee stock options / RSUs

The Company, under the 2015 Stock Incentive Compensation Plan ("the 2015 Plan"), approved by the shareholders (vide postal ballot concluded on March 31, 2016), grants share-based benefits to eligible employees with a view to attracting and retaining the best talent, encouraging employees to align individual performances with Company objectives, and promoting increased participation by them in the growth of the Company.

The total number of equity shares and American Depositary Receipts (ADRs) to be allotted to the employees of the Company and its subsidiaries, pursuant to the exercise of the stock incentives under the 2015 Plan, shall not cumulatively exceed 1% of the issued capital. The 2015 Plan is in compliance with SEBI (Share Based Employee Benefits) Regulations, 2014, as amended from time to time and there has been no material changes to the plan during the fiscal. The details of the 2015 Plan, including terms of reference, and the requirement specified under Regulation 14 of the SEBI (Share Based Employee Benefits) Regulations, 2014, are available on the Company's website, at https://www.infosys.com/investors/reports-filings/Documents/disclosures-pursuant-SEBI-regulations2019.pdf.

The details of the 2015 Plan form part of the Notes to accounts of the financial statements in this Annual Report.

# 4. Corporate governance

## Our corporate governance philosophy

Our corporate governance practices are a reflection of our value system encompassing our culture, policies, and relationships with our stakeholders. Integrity and transparency are key to our corporate governance practices to ensure that we gain and retain the trust of our stakeholders at all times. Corporate governance is about maximizing shareholder value legally, ethically and sustainably. At Infosys, our Board exercises its fiduciary responsibilities in the widest sense of the term. Our disclosures seek to attain the best practices in international corporate governance. We also endeavor to

enhance long-term shareholder value and respect minority rights in all our business decisions.

Our *Corporate governance report* for fiscal 2019 forms part of this Annual Report.

## Board diversity

The Company recognizes and embraces the importance of a diverse board in its success. We believe that a truly diverse board will leverage differences in thought, perspective, knowledge, skill, regional and industry experience, cultural and geographical backgrounds, age, ethnicity, race and gender, that will help us retain our competitive advantage. The Board Diversity Policy adopted by the Board sets out its approach to diversity. The policy is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/board-diversity-policy.pdf.

Additional details on Board diversity are available in the *Corporate governance report* that forms part of this Annual Report.

## Number of meetings of the Board

The Board met 12 times during the financial year. The meeting details are provided in the *Corporate governance report* that forms part of this Annual Report. The maximum interval between any two meetings did not exceed 120 days, as prescribed in the Companies Act, 2013.

## Policy on directors' appointment and remuneration

The current policy is to have an appropriate mix of executive, non-executive and independent directors to maintain the independence of the Board, and separate its functions of governance and management. As of March 31, 2019, the Board had nine members, two of whom are executive directors, one a non-executive and non-independent member and six independent directors. Three of the independent directors of the Board are women.

The policy of the Company on directors' appointment and remuneration, including the criteria for determining qualifications, positive attributes, independence of a director and other matters, as required under sub-section (3) of Section 178 of the Companies Act, 2013, is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf.

We affirm that the remuneration paid to the directors is as per the terms laid out in the Nomination and Remuneration Policy of the Company.

## Declaration by independent directors

The Company has received necessary declaration from each independent director under Section 149(7) of the Companies Act, 2013, that he / she meets the criteria of independence laid down in Section 149(6) of the Companies Act, 2013 and Regulation 25 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

## Board evaluation

The nomination and remuneration committee engaged Egon Zehnder, external consultants, to conduct Board evaluation for the year. The evaluation of all the directors, committees, Chairman of the Board, and the Board as a whole was conducted based on the criteria and framework adopted by the Board. The evaluation parameters and the process have been explained in the *Corporate governance report*.

## Familiarization program for independent directors

All new independent directors inducted into the Board attend an orientation program. The details of the training and familiarization program are provided in the *Corporate governance report*. Further, at the time of the appointment of an independent director, the Company issues a formal letter of appointment outlining his / her role, function, duties and responsibilities. The format of the letter of appointment is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/appointment-independent-director.pdf.

## Directors and KMP

### Inductions

- Michael Gibbs was appointed as an independent director to the Board, effective July 13, 2018. The appointment was approved by shareholders (vide postal ballot concluded on August 22, 2018).
- Nilanjan Roy was appointed as Chief Financial Officer and as a KMP, effective March 1, 2019.

### Reappointments

- Kiran Mazumdar-Shaw was reappointed as an independent director, effective April 1, 2019, and the same was approved by shareholders (vide postal ballot concluded on March 12, 2019).
- Based on the terms of appointment, executive directors and the non-executive and non-independent chairman are subject to retirement by rotation. Nandan M. Nilekani, who was appointed on August 24, 2017, in the current term, being the longest-serving member and who is liable to retire, being eligible, seeks reappointment. The Board recommends his reappointment.

### Retirements and resignations

- Ravi Venkatesan, an independent director, resigned as member of the Board effective May 11, 2018 to pursue new opportunities. The disclosure in this regard is available at https://www.infosys.com/newsroom/press-releases/Pages/resignation-independent-director-11may2018.aspx
- M.D. Ranganath resigned as Chief Financial Officer and as KMP effective November 16, 2018.

### Change in designation

The Board, upon the resignation of M.D. Ranganath, appointed Jayesh Sanghrajka, Deputy Chief Financial Officer, as the Interim Chief Financial Officer at its meeting held on November 15, 2018. The Board, at its meeting held on December 20, 2018, appointed Nilanjan Roy as Chief Financial Officer effective March 1, 2019 and accordingly, re-designated Jayesh Sanghrajka as Deputy Chief Financial Officer with effect from March 1, 2019.

## Committees of the Board

As on March 31, 2019, the Board had five committees: the audit committee, the corporate social responsibility committee, the nomination and remuneration committee, the risk management committee, and the stakeholders relationship committee. During the year, the risk and strategy committee changed its name to risk management committee effective April 1, 2019. All committees, except the corporate social responsibility committee, consist entirely of independent directors.

A detailed note on the composition of the Board and its committees is provided in the *Corporate governance report*.

## Internal financial control and its adequacy

The Board has adopted policies and procedures for ensuring the orderly and efficient conduct of its business, including adherence to the Company's policies, safeguarding of its assets, prevention and detection of fraud, error reporting mechanisms, accuracy and completeness of the accounting records, and timely preparation of reliable financial disclosures. Refer to 'Internal control systems and their adequacy' in *Management's discussion and analysis* in this Annual Report.

## Significant and material orders

There are no significant and material orders passed by the regulators or courts or tribunals impacting the going concern status and the Company's operations in future.

## SEBI settlement order

The Company had submitted a settlement application on December 5, 2017 with the Securities and Exchange Board of India (SEBI). SEBI passed a settlement order dated February 15, 2019 ("the Settlement Order") in respect of the settlement application. The settlement application pertained to matters relating to the severance agreement entered into with the former CFO of the Company, Rajiv Bansal, in October 2015, and was based on an undertaking by the Company without admitting the findings of facts and conclusion of law. The Company has paid a settlement amount of Rupees thirty-four lakh thirty-five thousand (₹34,35,000) in respect of the said settlement of allegations under the Settlement Order. Pursuant to the Settlement Order, the possible proceedings against the Company stand settled and no enforcement action will be initiated by SEBI against the Company in respect of the said allegations.

## Reporting of frauds by auditors

During the year under review, neither the statutory auditors nor the secretarial auditor has reported to the audit committee, under Section 143 (12) of the Companies Act, 2013, any instances of fraud committed against the Company by its officers or employees, the details of which would need to be mentioned in the *Board's report*.

## Annual return

In accordance with the Companies Act, 2013, an extract of the annual return in the prescribed format is appended as *Annexure 6* to the *Board's report*.

## Secretarial standards

The Company complies with all applicable mandatory secretarial standards issued by the Institute of Company Secretaries of India.

## Listing on stock exchanges

The Company's shares are listed on BSE Limited and National Stock Exchange of India Limited, and its ADSs are listed on New York Stock Exchange (NYSE).

## Delisting of ADSs on Euronext Paris and Euronext London

In July 2018, the Company voluntarily delisted its ADSs from the Euronext Paris and Euronext London exchanges. The primary reason for delisting is the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative requirements. During the five-year period of the Company's listing on Euronext Paris and Euronext London, the average daily trading volume of the Company's ADSs was significantly lower than its average daily trading volume on the NYSE. There was no change in the Infosys share / ADS count, capital structure and float as a result of the delisting from the above exchanges. Infosys ADSs continues to be listed on the NYSE under the symbol 'INFY' and investors can continue to trade their ADSs on the NYSE as before.

## Investor Education and Protection Fund (IEPF)

Pursuant to the applicable provisions of the Companies Act, 2013, read with the IEPF Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 ("the IEPF Rules"), all unpaid or unclaimed dividends are required to be transferred by the Company to the IEPF, established by the Government of India, after the completion of seven years. Further, according to the Rules, the shares on which dividend has not been paid or claimed by the shareholders for seven consecutive years or more shall also be transferred to the demat account of the IEPF Authority. During the year, the Company has transferred the unclaimed and unpaid dividends of ₹1,54,19,936. Further, 1,71,485 corresponding shares on which dividends were unclaimed for seven consecutive years were transferred as per the requirements of the IEPF rules. The details are provided in the *Shareholder information* section of this Annual Report and are also available on our website, at www.infosys.com/IEPF.

## Directors' responsibility statement

The financial statements are prepared in accordance with Indian Accounting Standards (Ind AS) under the historical cost convention on accrual basis except for certain financial instruments, which are measured at fair values, the provisions of the Companies Act, 2013 (to the extent notified) and guidelines issued by SEBI. The Ind AS are prescribed under Section 133 of the Companies Act, 2013, read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016. Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The directors confirm that :

- In preparation of the annual accounts for the financial year ended March 31, 2019, the applicable accounting standards have been followed and there are no material departures.
- They have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period.
- They have taken proper and sufficient care towards the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 2013 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.
- They have prepared the annual accounts on a going concern basis.
- They have laid down internal financial controls, which are adequate and are operating effectively.
- They have devised proper systems to ensure compliance with the provisions of all applicable laws and such systems are adequate and operating effectively.

## 5. Audit reports and auditors

### Audit reports

- The Auditors' Report for fiscal 2019 does not contain any qualification, reservation or adverse remark. The Auditors' Report is enclosed with the financial statements in this Annual Report.
- The Secretarial Auditors' Report for fiscal 2019 does not contain any qualification, reservation or adverse remark. The Secretarial Auditors' Report is enclosed as *Annexure 5* to the *Board's report* in this Annual Report.
- As required by the Listing Regulations, the auditors' certificate on corporate governance is enclosed as *Annexure 4* to the *Board's report*. The auditors' certificate for fiscal 2019 does not contain any qualification, reservation or adverse remark.
- As required under SEBI (Share Based Employee Benefits) Regulations, 2014, the auditors have issued a certificate that the share-based scheme(s) have been implemented in accordance with the regulations and the resolution of the Company passed through a postal ballot that concluded on March 31, 2016.
- In addition, the Company has also voluntarily engaged a Practicing Company Secretary to conduct an audit of corporate governance. The report does not contain any qualification, reservation or adverse remarks.

### Auditors

#### Statutory auditors

Under Section 139 of the Companies Act, 2013 and the Rules made thereunder, it is mandatory to rotate the statutory auditors on completion of the maximum term permitted under the provisions of Companies Act, 2013. In line with the requirements of the Companies Act, 2013, Deloitte Haskins & Sells LLP, Chartered Accountants (Firm registration number 117366 W/W 100018) ("Deloitte") was appointed as the statutory auditors of the Company to hold office for a period of five consecutive years from the conclusion of the 36th AGM of the Company held on June 24, 2017, till the conclusion of the 41st AGM to be held in the year 2022. The requirement for the annual ratification of auditors' appointment at the AGM has been omitted pursuant to Companies (Amendment) Act, 2017 notified on May 7, 2018.

During the year, the statutory auditors have confirmed that they satisfy the independence criteria required under Companies Act, 2013, Code of ethics issued by Institute of Chartered Accountants of India and U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board.

#### Secretarial auditor

As required under Section 204 of the Companies Act, 2013 and Rules thereunder, the Board appointed Parameshwar G. Hegde of Hegde & Hegde, Practicing Company Secretaries, as secretarial auditor of the Company for fiscal 2019.

#### Cost records and cost audit

Maintenance of cost records and requirement of cost audit as prescribed under the provisions of Section 148(1) of the Companies Act, 2013 are not applicable for the business activities carried out by the Company.

## 6. Corporate social responsibility (CSR)

Infosys has been an early adopter of CSR initiatives. The Company works primarily through its CSR trust, the Infosys Foundation, towards supporting projects in the areas of education, eradication of hunger and malnutrition, art and culture, healthcare, destitute care and rehabilitation, environmental sustainability, disaster relief and rural development. The Company's CSR Policy is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf. The annual report on our CSR activities is appended as *Annexure 7* to the *Board's report*.

### Infosys Foundation

Infosys Foundation was established in 1996 for social welfare activities. Since its inception, the Foundation, through its grant-making and partnerships with individuals, government bodies and competent non-governmental bodies, has fostered a sustainable culture of development in the areas of healthcare, promotion of education, eradication of hunger, rural development, art and culture, and destitute care across India.

This year, the Foundation's activities extended to most states of India, with an emphasis on expanding our reach to create deeper impact while ensuring focus on key areas of development. The highlights of the Foundation's work included the introduction of the Aarohan Social Innovation Awards, restoration of water bodies in Karnataka, supporting the construction of a metro station in partnership with Bangalore Metro Rail Corporation Limited, enabling the pursuit of access and excellence in sports through the

GoSports Foundation, and disaster relief efforts in Tamil Nadu, Karnataka, and Kerala. For more details on the Foundation's activities, visit https://www.infosys.com/infosys-foundation.



Winners of the first Aarohan Social Innovation Awards with jury members at the awards ceremony in Bengaluru

## Infosys Foundation USA

Infosys Foundation USA was established in 2015 with the mission of expanding computer science and maker education to K-12 students and teachers across the US, especially among underrepresented communities. The Foundation conducts professional development programs for teachers, partners with leading non-profits, and runs innovative campaigns to raise awareness about bridging the digital divide.

This year, the Foundation launched the inaugural Pathfinders Summer Institute at Indiana University in Bloomington which brought together nearly 600 K-12 public school teachers for a week of intensive classroom training from leading organizations in the computer science and maker space. Another initiative was the nation-wide InfyMaker grant competition to reward schools, libraries, museums, and non-profits for innovative maker projects. The Foundation also convened leading policy-makers, academics, and practitioners at its signature conference, CrossRoads 2018, to promote computer science education as a driver for greater equity and faster economic growth. Through its #WhyIMake campaign and in partnership with pioneering non-profits, such as Code.org, Teach for America, Girl Scouts of America, and the Hispanic Heritage Foundation, Infosys Foundation USA has deepened its commitment to preparing communities across the US for a technology-enabled future. For more information about the Foundation, visit http://www.infosys.org/usa.

## Infosys Science Foundation

The Infosys Science Foundation (ISF) was set up by Infosys and some members of its management in 2009 to encourage the pursuit and practice of the sciences and research. The Infosys Prize, governed by the ISF, recognizes stellar research connected to India. The ISF honored the winners of the Infosys Prize 2018 at an awards ceremony on January 5, 2019, in Bengaluru while also celebrating its 10th year milestone.

The laureates of the Infosys Prize 2018 were Prof. Navakanta Bhat (Professor, Indian Institute of Science, Bengaluru and Chairperson, Centre for Nano Science and Engineering, IISc, Bengaluru) in Engineering and Computer Science; Prof. Kavita Singh (Professor and Dean, School of Arts and Aesthetics, Jawaharlal Nehru University, New Delhi) in Humanities; Prof. Roop Mallik (Professor, Department of Biological Sciences, Tata Institute of Fundamental Research, Mumbai) in Life Sciences; Prof. Nalini Anantharaman (Professor and Chair of Mathematics, Institute for Advanced Study, University of Strasbourg, France) in Mathematical Sciences; Prof. S.K. Satheesh (Professor, Centre for Atmospheric and Oceanic Sciences, Indian Institute of Science, Bengaluru and Director, Divecha Centre for Climate Change, IISc, Bengaluru) in Physical Sciences; and Prof. Sendhil Mullainathan (University Professor, Professor of Computation and Behavioral Science, and George C. Tiao Faculty Fellow, The University of Chicago Booth School of Business) in Social Sciences.

The winners were chosen by jury panels chaired by distinguished scientists and researchers – Prof. Pradeep K. Khosla for Engineering and Computer Science; Prof. Amartya Sen for Humanities; Prof. Mriganka Sur for Life Sciences; Prof. Srinivasa S.R. Varadhan for Mathematical Sciences; Prof. Shrinivas Kulkarni for Physical Sciences; and Prof. Kaushik Basu for Social Sciences. The laureates were felicitated by the Chief Guest, Prof. Manjul Bhargava, Fields Medalist and Professor of Mathematics at Princeton University, with a pure gold medal, a citation and a prize purse of US$ 100,000. To know more about the ISF's initiatives, visit www.infosys-science-foundation.com.



Infosys Prize jury chairs, ISF trustees and Infosys CEO & MD Salil Parekh with the chief guest, Prof. Manjul Bhargava

## Sustainability initiatives

Our sustainability charter is driven by our core values and ethics. Our sustainability actions encompass economic, social and environmental dimensions. Our Rural Reach programs focus on raising aspirations and building awareness about computers and the power of IT among students in rural India. Continuing our focus on identifying talent at a budding stage and creating learning opportunities for students at the school level, we hosted the CTY (Catch Them Young) program at various Development Centers in India. For more information about our industry-academia partnerships, visit our website, https://www.infosys.com/sustainability.

Building responsible citizenship is core to our employee volunteering efforts. We provide platforms to our employees to collaborate and form volunteering groups and work with local communities. We also reward social responsibility and promote and celebrate the volunteering achievements of our employees through all our internal communication channels. For more information about our employee volunteering efforts, visit our website, http://www.infosys.org/volunteering.

We have been persistent in our efforts to ensure reuse, recycling and responsible disposal of waste to minimize the amount of waste going to landfills. On World Environment Day 2018, we took a pledge to make our campuses 'non-recyclable plastics free' by 2020. We also declared our commitment to reducing the per capita generation of plastic waste on our campuses by 50%. In fiscal 2019, we added 2.8 MW of solar PV capacity on our campuses leading to 49 MW of total solar power plant capacity. Details of our environmental sustainability actions are available in *Annexure 8* to the *Board's report*.

## Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars, as prescribed under sub-section (3)(m) of Section 134 of the Companies Act, 2013, read with the Companies (Accounts) Rules, 2014, are enclosed as *Annexure 8* to the *Board's report*.

## Business Responsibility Report (BRR)

The Listing Regulations mandate the inclusion of the BRR as part of the Annual Report for top 500 listed entities based on market capitalization. In compliance with the Listing Regulations, we have integrated BRR disclosures into our Annual Report.

We also publish the Sustainability Report annually. This is a comprehensive report that covers all aspects of our sustainability activities. The report is independently assured by DNV GL. For more details, visit https://www.infosys.com/sustainability/.

## Green initiatives

Electronic copies of the Annual Report 2018-19 and the Notice of the 38th AGM are sent to all members whose email addresses are registered with the Company / depository participant(s). For members who have not registered their email addresses, physical copies are sent in the permitted mode.

## Acknowledgments

We thank our customers, vendors, investors, bankers, employee volunteers and trustees of Infosys Foundation, Infosys Foundation USA and Infosys Science Foundation for their continued support during the year. We place on record our appreciation of the contribution made by our employees at all levels. Our consistent growth was made possible by their hard work, solidarity, cooperation and support.

We thank the governments of various countries where we have our operations. We thank the Government of India, particularly the Ministry of Labour and Employment, the Ministry of Communications, the Ministry of Electronics and Information Technology, the Ministry of Commerce and Industry, the Ministry of Finance, the Ministry of Corporate Affairs, the Central Board of Direct Taxes, the Central Board of Indirect Taxes and Customs, GST authorities, the Reserve Bank of India, Securities and Exchange Board of India (SEBI), various departments under the state governments and union territories, the Software Technology Parks (STPs) / Special Economic Zones (SEZs) – Bengaluru, Bhubaneswar, Chandigarh, Chennai, Gurugram, Hubballi, Hyderabad, Indore, Jaipur, Kolkata, Mangaluru, Mysuru, Nagpur, Noida, Pune, Mumbai, Kochi and Thiruvananthapuram – and other government agencies for their support, and look forward to their continued support in the future. We also thank the US federal government, the U.S. Securities and Exchange Commission, the Internal Revenue Service, and various state governments, especially those of Indiana, Rhode Island, Connecticut, Texas and North Carolina.

for and on behalf of the Board of Directors

| | |
|---|---|
| Sd/- | Sd/- |
| Nandan M. Nilekani<br>*Chairman* | Salil Parekh<br>*Chief Executive Officer and Managing Director* |

Bengaluru
April 12, 2019

# Annexures to the Board's report

## Annexure I – Statement containing the salient features of the financial statements of subsidiaries / associate companies / joint ventures

*[Pursuant to first proviso to sub-section (3) of Section 129 of the Companies Act, 2013, read with Rule 5 of the Companies (Accounts) Rules, 2014 - AOC -1]*

## List of subsidiaries

in ₹ crore, expect % of shareholding and exchange rate

| Sl. No. | Name of the subsidiary | Financial period ended | Date of acquisition | Exchange rate / reporting currency | Share capital | Reserves and surplus | Total assets | Total liabilities (excluding share capital and reserves and surplus) | Investments | Turnover[1] (Includes inter-company transactions) | Profit / (Loss) before taxation[1] | Provision for taxation[1] | Profit / (Loss) after taxation[1] | % of shareholding |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 | Infosys BPM Limited | Mar 31, 2019 | NA | INR | 34 | 4,000 | 4,848 | 814 | 802 | 3,932 | 783 | 187 | 596 | 99.98 |
| 2 | EdgeVerve Systems Limited | Mar 31, 2019 | NA | INR | 1,312 | (2,300) | 969 | 1,957 | 10 | 2,538 | 603 | 198 | 405 | 100.00 |
| 3 | Infosys McCamish Systems LLC[2] | Dec 31, 2018 | Dec 4, 2009 | 1 USD = ₹69.78 | 175 | 64 | 911 | 672 | – | 1,096 | 115 | 34 | 81 | 99.98 |
| 4 | Infosys Public Services, Inc. | Mar 31, 2019 | NA | 1 USD = ₹69.16 | 98 | 358 | 627 | 171 | – | 1,055 | (6) | 31 | (37) | 100.00 |
| 5 | Infy Consulting Company Limited[3] | Dec 31, 2018 | NA | 1 GBP = ₹89.06 | – | 25 | 230 | 205 | – | 867 | 28 | 5 | 23 | 100.00 |
| 6 | Infosys Technologies (China) Co. Limited | Dec 31, 2018 | NA | 1 RMB = ₹10.16 | 331 | (179) | 393 | 241 | – | 748 | (3) | – | (3) | 100.00 |
| 7 | Infosys Consulting GmbH[3] | Dec 31, 2018 | NA | 1 EUR = ₹79.99 | 29 | (28) | 175 | 174 | – | 690 | (10) | (2) | (8) | 100.00 |
| 8 | Infosys Poland Sp. z o.o.[2] | Mar 31, 2019 | Oct 1, 2007 | 1 PLN = ₹18.07 | 4 | 571 | 692 | 117 | 23 | 508 | 37 | 9 | 28 | 99.98 |
| 9 | Infosys Consulting AG[3] | Dec 31, 2018 | NA | 1 CHF = ₹70.95 | 1 | 122 | 228 | 105 | – | 406 | 52 | 7 | 45 | 100.00 |
| 10 | Infosys Technologies (Shanghai) Co. Limited | Dec 31, 2018 | NA | 1 RMB = ₹10.16 | 895 | (165) | 1,023 | 293 | – | 369 | (100) | – | (100) | 100.00 |
| 11 | Infosys Tecnologia do Brasil Ltda. | Dec 31, 2018 | NA | 1 BRL = ₹17.99 | 147 | 23 | 321 | 151 | – | 280 | (63) | 5 | (68) | 100.00 |
| 12 | Panaya Ltd.[4] | Dec 31, 2018 | NA | 1 USD = ₹69.78 | 256 | (791) | 302 | 837 | – | 264 | (89) | 11 | (100) | 100.00 |
| 13 | Infosys Technologies S. de R. L. de C. V. | Dec 31, 2018 | NA | 1 MXN = ₹3.55 | 65 | 118 | 229 | 46 | – | 262 | 35 | 10 | 25 | 100.00 |
| 14 | Portland Group Pty. Limited[2] | Mar 31, 2019 | Jan 4, 2012 | 1 AUD = ₹49.02 | 18 | 96 | 207 | 93 | – | 142 | 11 | 3 | 8 | 99.98 |
| 15 | Infosys Compaz Pte Ltd *(formerly Trusted Source Pte. Ltd)*[5] | Mar 31, 2019 | Nov 16, 2018 | 1 SGD = ₹51.04 | 13 | 93 | 201 | 95 | – | 139 | 10 | (6) | 16 | 60.00 |

| Sl. No. | Name of the subsidiary | Financial period ended | Date of acquisition | Exchange rate / reporting currency | Share capital | Reserves and surplus | Total assets | Total liabilities (excluding share capital and reserves and surplus) | Investments | Turnover[1] (Includes inter-company transactions) | Profit / (Loss) before taxation[1] | Provision for taxation [1] | Profit / (Loss) after taxation[1] | % of shareholding |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 16 | Infosys (Czech Republic) Limited s.r.o[2] | Mar 31, 2019 | NA | 1 CZK = ₹3.01 | 3 | 65 | 108 | 40 | 10 | 123 | 5 | 1 | 4 | 99.98 |
| 17 | Infosys Management Consulting Pty. Limited[3] | Dec 31, 2018 | NA | 1 AUD = ₹49.28 | 17 | (1) | 31 | 15 | – | 116 | 9 | 3 | 6 | 100.00 |
| 18 | Infosys Consulting Sp. Z o.o.[3] | Dec 31, 2018 | NA | 1 PLN = ₹18.56 | 2 | 11 | 39 | 26 | – | 115 | 8 | 4 | 4 | 100.00 |
| 19 | Panaya Inc. | Dec 31, 2018 | Mar 5, 2015 | 1 USD = ₹69.78 | – | 376 | 622 | 246 | – | 113 | 3 | (1) | 4 | 100.00 |
| 20 | Infosys Consulting (Shanghai) Co Ltd *(formerly Lodestone Management Consultants Co., Ltd.)*[3] | Dec 31, 2018 | NA | 1 RMB = ₹10.16 | 43 | (212) | 33 | 202 | – | 105 | (57) | (1) | (56) | 100.00 |
| 21 | Infosys Consulting Ltda.[6] | Dec 31, 2018 | NA | 1 BRL = ₹17.99 | 137 | (241) | 98 | 202 | – | 103 | (53) | (1) | (52) | 99.99 |
| 22 | Kallidus Inc. | Dec 31, 2018 | Jun 2, 2015 | 1 USD = ₹69.78 | 15 | (15) | 110 | 110 | – | 102 | (119) | (34) | (85) | 100.00 |
| 23 | Infosys Middle East FZ LLC[7] | Dec 31, 2018 | Jan 1, 2018 | 1 AED = ₹19.00 | 1 | (24) | 24 | 47 | – | 93 | (22) | – | (22) | 100.00 |
| 24 | Brilliant Basics Limited[8] | Mar 31, 2019 | NA | 1 GBP = ₹90.53 | – | (2) | 19 | 21 | – | 90 | 1 | (2) | 3 | 100.00 |
| 25 | WongDoody, Inc.[9] | Dec 31, 2018 | NA | 1 USD = ₹69.78 | 1 | 204 | 238 | 33 | – | 86 | 29 | – | 29 | 100.00 |
| 26 | Infosys Consulting Pte Ltd. | Dec 31, 2018 | NA | 1 SGD = ₹51.25 | 52 | (57) | 527 | 532 | – | 80 | – | 1 | (1) | 100.00 |
| 27 | Infosys Technologies (Sweden) AB | Dec 31, 2018 | NA | 1 SEK = ₹7.81 | 2 | 22 | 40 | 16 | – | 65 | (1) | – | (1) | 100.00 |
| 28 | Infy Consulting B.V.[3] | Dec 31, 2018 | NA | 1 EUR = ₹79.99 | 1 | 14 | 25 | 10 | – | 56 | 9 | 3 | 6 | 100.00 |
| 29 | Skava Systems Private Limited | Mar 31, 2019 | Jun 2, 2015 | INR | – | 47 | 57 | 10 | 5 | 54 | 9 | – | 9 | 100.00 |
| 30 | Fluido Oy[7] | Dec 31, 2018 | Oct 11, 2018 | 1 EUR = ₹79.99 | 5 | 29 | 86 | 52 | – | 53 | 5 | 1 | 4 | 100.00 |
| 31 | S.C. Infosys Consulting S.R.L.[10] | Dec 31, 2018 | NA | 1 RON = ₹17.16 | 17 | 5 | 26 | 4 | – | 34 | 2 | – | 2 | 100.00 |
| 32 | Infosys Consulting (Belgium) NV[11] | Dec 31, 2018 | NA | 1 EUR = ₹79.99 | 3 | (25) | 15 | 37 | – | 33 | 3 | – | 3 | 99.90 |

| Sl. No. | Name of the subsidiary | Financial period ended | Date of acquisition | Exchange rate / reporting currency | Share capital | Reserves and surplus | Total assets | Total liabilities (excluding share capital and reserves and surplus) | Investments | Turnover[1] (Includes inter-company transactions) | Profit / (Loss) before taxation[1] | Provision for taxation [1] | Profit / (Loss) after taxation[1] | % of shareholding |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 33 | WDW Communications, Inc[9] | Dec 31, 2018 | NA | 1 USD = ₹69.78 | – | (149) | 13 | 162 | – | 29 | (11) | – | (11 ) | 100.00 |
| 34 | Panaya GmbH[4] | Dec 31, 2018 | NA | 1 EUR = ₹79.99 | – | (2) | 70 | 72 | – | 24 | – | – | – | 100.00 |
| 35 | Infosys Consulting SAS[3] | Dec 31, 2018 | NA | 1 EUR = ₹79.99 | 29 | (21) | 12 | 4 | – | 20 | 1 | – | 1 | 100.00 |
| 36 | Infosys Consulting S.R.L.[3] | Dec 31, 2018 | NA | 1 ARS = ₹1.85 | 7 | (11) | 12 | 16 | – | 18 | (4) | 1 | (5) | 100.00 |
| 37 | Fluido Sweden AB (Extero)[12] | Dec 31, 2018 | NA | 1 SEK = ₹7.81 | 2 | (2) | 31 | 31 | – | 17 | (3) | (1) | (2) | 100.00 |
| 38 | Infosys BPO Americas LLC[2] | Mar 31, 2019 | NA | 1 USD = ₹69.16 | 20 | (10) | 18 | 8 | – | 10 | (2) | – | (2) | 99.98 |
| 39 | Fluido Denmark A/S[12] | Dec 31, 2018 | NA | 1 DKK = ₹10.71 | 3 | (7) | 11 | 15 | – | 9 | (1) | – | (1) | 100.00 |
| 40 | Lodestone Management Consultants Portugal, Unipessoal, Lda[3] | Dec 31, 2018 | NA | 1 EUR = ₹79.99 | 11 | (7) | 9 | 5 | – | 6 | 1 | – | 1 | 100.00 |
| 41 | Fluido Norway A/S[12] | Dec 31, 2018 | NA | 1 NOK = ₹8.04 | – | (7) | 10 | 17 | – | 5 | (10) | – | (10) | 100.00 |
| 42 | Brilliant Basics (MENA) DMCC[8] | Dec 31, 2018 | NA | 1 AED = ₹19.00 | – | 1 | 4 | 3 | – | 4 | 1 | – | 1 | 100.00 |
| 43 | Infosys Chile SpA | Dec 31, 2018 | Nov 20, 2017 | 1 CLP = ₹0.10 | 7 | (1) | 7 | 1 | – | 3 | (1) | – | (1) | 100.00 |
| 44 | Infosys Consulting s.r.o.[3] | Dec 31, 2018 | NA | 1 CZK = ₹3.10 | – | 1 | 2 | 1 | – | 3 | – | – | – | 100.00 |
| 45 | Fluido Slovakia s.r.o[12] | Dec 31, 2018 | NA | 1 EUR = ₹79.99 | 1 | 2 | 4 | 1 | – | 1 | – | – | – | 100.00 |
| 46 | Fluido Newco AB[12] | Dec 31, 2018 | NA | 1 SEK = ₹7.81 | – | (1) | – | 1 | – | – | (1) | – | (1) | 100.00 |
| 47 | WongDoody Holding Company Inc | Dec 31, 2018 | May 22, 2018 | 1 USD = ₹69.78 | 1 | (2) | 76 | 77 | – | – | – | 2 | (2) | 100.00 |
| 48 | Infosys Technologies (Australia) Pty. Limited[13] | Mar 31, 2019 | Jan, 2004 | 1 AUD = ₹49.02 | 4 | 2 | 6 | – | – | – | – | – | – | 100.00 |
| 49 | Brilliant Basics Holdings Limited | Mar 31, 2019 | Sep 8, 2017 | 1 GBP = ₹90.53 | – | 12 | 27 | 15 | – | – | (1) | – | (1) | 100.00 |
| 50 | Infosys Americas Inc. | Mar 31, 2019 | NA | 1 USD = ₹69.16 | 1 | – | 1 | – | – | – | – | – | – | 100.00 |

| Sl. No. | Name of the subsidiary | Financial period ended | Date of acquisition | Exchange rate / reporting currency | Share capital | Reserves and surplus | Total assets | Total liabilities (excluding share capital and reserves and surplus) | Investments | Turnover[1] (Includes inter-company transactions) | Profit / (Loss) before taxation[1] | Provision for taxation [1] | Profit / (Loss) after taxation[1] | % of shareholding |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 51 | Infosys Luxembourg S.à.r.l | Mar 31, 2019 | Aug 6, 2018 | 1 EUR = ₹77.67 | 4 | – | 4 | – | – | – | – | – | – | 100.00 |
| 52 | Panaya Japan Co. Ltd.[4][13] | Dec 31, 2018 | NA | 1 JPY = ₹0.6343 | – | (2) | 16 | 18 | – | – | – | – | – | 100.00 |
| 53 | Infosys Nova Holdings LLC. | Dec 31, 2018 | NA | 1 USD = ₹69.78 | 93 | (93) | – | – | – | – | – | – | – | 100.00 |
| 54 | Infosys Consulting Holding AG | Dec 31, 2018 | Oct 22, 2012 | 1 CHF = ₹70.95 | 162 | 85 | 392 | 145 | – | – | 30 | – | 30 | 100.00 |
| 55 | Infosys Austria GmbH *(formerly Lodestone Management Consultants GmbH)* | Dec 31, 2018 | NA | 1 EUR = ₹79.99 | 1 | (1) | 4 | 4 | – | – | – | – | – | 100.00 |
| 56 | Infosys Arabia Limited[14] | Dec 31, 2018 | Mar 18, 2018 | 1 SAR = ₹18.60 | 3 | – | 3 | – | – | – | – | – | – | 70.00 |

[1] Converted at monthly average exchange rates
[2] Wholly-owned subsidiary of Infosys BPM Limited
[3] Wholly-owned subsidiaries of Infosys Consulting Holding AG
[4] Wholly-owned subsidiary of Panaya Inc.
[5] Majority-owned and controlled subsidiary of Infosys Consulting Pte Ltd.
[6] During fiscal 2019, the holding company of Infosys Consulting Ltda. changed from Infosys Consulting Holding AG to Infosys Limited
[7] Wholly-owned subsidiary of Infosys Consulting Pte Ltd.
[8] Wholly-owned subsidiary of Brilliant Basics Holdings Limited
[9] Wholly-owned subsidiary of WongDoody Holding Company Inc
[10] During fiscal 2019, the holding company of S.C. Infosys Consulting S.R.L. changed from Infosys Consulting Holding AG to Infosys Limited
[11] Majority-owned and controlled subsidiaries of Infosys Consulting Holding AG
[12] Wholly-owned subsidiary of Fluido Oy
[13] Under liquidation
[14] Majority-owned and controlled subsidiary of Infosys Limited

Notes:

1. Investments exclude investments in subsidiaries
2. Proposed dividend from any of the subsidiaries is nil
3. Lodestone Management Consultants Inc., a wholly-owned subsidiary of Infosys Consulting Holding AG, has been liquidated effective May 4, 2018.
4. Infosys South Africa (Pty) Ltd, a wholly-owned subsidiary of Infosys Consulting Pte Ltd., has been incorporated effective December 19, 2018, and is yet to commence operations.
5. Infosys CIS LLC, a wholly-owned subsidiary of Infosys Limited has been incorporated on November 29, 2018, and is yet to commence operations.
6. Infosys Canada Public Services Inc, incorporated effective November 27, 2018, is a wholly-owned subsidiary of Infosys Public Services, Inc., and is yet to commence operations.
7. Reserves and surplus includes other comprehensive income and securities premium.

for and on behalf of the Board of Directors of Infosys Limited

| | | |
|---|---|---|
| Nandan M. Nilekani<br>*Chairman* | Salil Parekh<br>*Chief Executive Officer and Managing Director* | U.B. Pravin Rao<br>*Chief Operating Officer and Whole-time Director* |
| D. Sundaram<br>*Director* | Nilanjan Roy<br>*Chief Financial Officer* | A.G.S. Manikantha<br>*Company Secretary* |

Bengaluru
April 12, 2019

## Annexure 2 – Particulars of contracts / arrangements made with related parties

*[Pursuant to Clause (h) of sub-section (3) of Section 134 of the Companies Act, 2013, and Rule 8(2) of the Companies (Accounts) Rules, 2014 – AOC-2]*

This Form pertains to the disclosure of particulars of contracts / arrangements entered into by the Company with related parties referred to in sub-section (1) of Section 188 of the Companies Act, 2013, including certain arm's length transactions under third proviso thereto.

As per Section 188 of the Companies Act, 2013, whenever a company avails or renders any service directly or through agents amounting to 10% or more of the turnover of the company or ₹ 50 crore, whichever is lower, prior approval of the shareholders is required. However, shareholders' approval for such transactions need not be sought if the transactions are between the holding company and its wholly-owned subsidiaries whose accounts are consolidated with the holding company and placed for shareholders' approval.

### Details of contracts or arrangements or transactions not at arm's length basis

There were no contracts or arrangements or transactions entered into during the year ended March 31, 2019, which were not at arm's length basis.

### Details of material contracts or arrangement or transactions at arm's length basis

The details of material contracts or arrangement or transactions at arm's length basis for the year ended March 31, 2019 are as follows:

| Name of related party | Nature of relationship | Duration of contract | Salient terms[1] | Amount (in ₹ crore) |
|---|---|---|---|---|
| Nature of contract | | | | |
| Investment in equity instruments | | | | |
| Infosys Tecnologia do Brasil Ltda. | Subsidiary | Not applicable | Not applicable | 127 |
| WongDoody Holding Company Inc | Subsidiary | Not applicable | Not applicable | 261 |
| | | | | 388 |
| Purchase of services | | | | |
| Infy Consulting Company Limited | Subsidiary | Apr 1, 2017 – ongoing | Based on transfer pricing guidelines | 857 |
| Infosys BPM Limited | Subsidiary | Apr 1, 2012 – ongoing | Based on transfer pricing guidelines | 655 |
| Infosys Management Consulting Pty. Limited | Subsidiary | Apr 1, 2017 – ongoing | Based on transfer pricing guidelines | 94 |
| Infosys Technologies (China) Co. Limited | Subsidiary | Apr 1, 2011 – ongoing | Based on transfer pricing guidelines | 85 |
| Panaya Ltd. | Subsidiary | Apr 1, 2015 – ongoing | Based on transfer pricing guidelines | 94 |
| Infosys Technologies (Shanghai) Co. Limited | Subsidiary | May 1, 2017 – ongoing | Based on transfer pricing guidelines | 74 |
| Infosys Technologies (Sweden) AB | Subsidiary | Apr 1, 2018 – ongoing | Based on transfer pricing guidelines | 52 |
| Infosys Technologies S. de R. L. de C. V. | Subsidiary | Apr 1, 2011 – ongoing | Based on transfer pricing guidelines | 71 |
| Infosys Public Services, Inc. | Subsidiary | Apr 1, 2014 – ongoing | Based on transfer pricing guidelines | 39 |
| Infosys McCamish Systems LLC | Subsidiary | Apr 1, 2012 – ongoing | Based on transfer pricing guidelines | 7 |
| Kallidus Inc. | Subsidiary | Jul 1, 2015 – ongoing | Based on transfer pricing guidelines | 51 |
| Brilliant Basics Limited | Subsidiary | Sep 1, 2017 – ongoing | Based on transfer pricing guidelines | 74 |
| Infosys Middle East FZ LLC | Subsidiary | Jan 1, 2018 – ongoing | Based on transfer pricing guidelines | 95 |
| Infosys (Czech Republic) Limited s.r.o | Subsidiary | Apr 1, 2012 – ongoing | Based on transfer pricing guidelines | 56 |
| Infosys Tecnologia do Brasil Ltda. | Subsidiary | Sep 1, 2009 – ongoing | Based on transfer pricing guidelines | 13 |
| | | | | 2,317 |

| Name of related party | Nature of relationship | Duration of contract | Salient terms[1] | Amount (in ₹ crore) |
|---|---|---|---|---|
| Purchase of shared services including facilities and personnel | | | | |
| Infosys BPM Limited | Subsidiary | Apr 1, 2014 – ongoing | Based on transfer pricing guidelines | 3 |
| Brilliant Basics Limited | Subsidiary | Mar 1, 2018 – ongoing | Based on transfer pricing guidelines | 7 |
| | | | | 10 |
| Sale of services | | | | |
| Infosys Public Services, Inc. | Subsidiary | Apr 1, 2013 – ongoing | Based on transfer pricing guidelines | 766 |
| EdgeVerve Systems Limited | Subsidiary | Jul 1, 2014 – ongoing | Based on transfer pricing guidelines | 469 |
| Infosys McCamish Systems LLC | Subsidiary | Apr 1, 2013 – ongoing | Based on transfer pricing guidelines | 238 |
| Infosys BPM Limited | Subsidiary | Apr 1, 2012 – ongoing | Based on transfer pricing guidelines | 101 |
| Infy Consulting Company Limited | Subsidiary | Nov 1, 2012 – ongoing | Based on transfer pricing guidelines | 54 |
| Infosys Technologies (China) Co. Limited | Subsidiary | Apr 1, 2013 – ongoing | Based on transfer pricing guidelines | 31 |
| Infosys Technologies S. de R. L. de C. V. | Subsidiary | Apr 1, 2013 – ongoing | Based on transfer pricing guidelines | 20 |
| Infosys Technologies (Sweden) AB | Subsidiary | Apr 1, 2015 – ongoing | Based on transfer pricing guidelines | 3 |
| Infosys Technologies (Shanghai) Co. Limited | Subsidiary | May 1, 2017 – ongoing | Based on transfer pricing guidelines | 8 |
| Infosys Tecnologia do Brasil Ltda. | Subsidiary | Apr 1, 2013 – ongoing | Based on transfer pricing guidelines | 6 |
| | | | | 1,696 |
| Sale of shared services including facilities and personnel | | | | |
| Infosys BPM Limited | Subsidiary | Apr 1, 2014 – ongoing | Based on transfer pricing guidelines | 27 |
| Panaya Ltd. | Subsidiary | Apr 1, 2016 – ongoing | Based on transfer pricing guidelines | 45 |
| EdgeVerve Systems Limited | Subsidiary | Jul 1, 2014 – ongoing | Based on transfer pricing guidelines | 36 |
| | | | | 108 |

[1] Appropriate approvals have been taken for related party transactions. Advances paid have been adjusted against billings, wherever applicable.

for and on behalf of the Board of Directors

Sd/-

Nandan M. Nilekani
*Chairman*

Sd/-

Salil Parekh
*Chief Executive Officer and Managing Director*

Bengaluru
April 12, 2019

# Annexure 3 – Particulars of employees

We are a leading provider of consulting, technology, outsourcing and next-generation digital services. We enable clients across 46 countries to outperform their competition and stay ahead of the innovation curve. The remuneration and perquisites provided to our employees, including that of the Management, are on par with industry benchmarks. The nomination and remuneration committee continuously reviews the compensation of our CEO, COO and other Key Managerial Personnel (KMP) to align both the short-term and long-term business objectives of the Company and to link compensation with the achievement of goals.

The details of remuneration to directors, KMP and other employees are in compliance with Rule 5 of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014. In accordance with the requirements, tables 3(a) and 3(b) include the perquisite value of stock incentives at the time of their exercise and do not include the value of the stock incentives at the time of grant.

Significant part of the increase in remuneration for the below-mentioned directors, KMP and other employees in fiscal 2019 as compared to fiscal 2018 is on account of increase in perquisite value of stock incentives previously granted and exercised during the year.

## Information as per Rule 5 of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

### 3(a) Remuneration details of directors and KMP

| Name | Director Identification Number (DIN) | Title | % increase of remuneration in fiscal 2019 as compared to fiscal 2018[1] | Ratio of remuneration to MRE[1] | No. of RSUs granted in fiscal 2019 |
|---|---|---|---|---|---|
| Nandan M. Nilekani[2] | 00041245 | Non-executive and Non-independent Chairman | – | – | – |
| Kiran Mazumdar-Shaw | 00347229 | Lead Independent Director | 4 | 17 | – |
| Roopa Kudva | 00001766 | Independent Director | 6 | 17 | – |
| Dr. Punita Kumar-Sinha | 05229262 | Independent Director | 13 | 24 | – |
| D.N. Prahlad | 00504146 | Independent Director | 1 | 15 | – |
| D. Sundaram[3] | 00016304 | Independent Director | NA | 17 | – |
| Michael Gibbs[4] | 08177291 | Independent Director | NA | NA | – |
| Salil Parekh[5] | 01876159 | Chief Executive Officer and Managing Director | NA | 396 | 2,60,130 |
| U.B. Pravin Rao[6] | 06782450 | Chief Operating Officer and Whole-time Director | [6] 10 | 145 | 68,250 |
| Nilanjan Roy[7] | NA | Chief Financial Officer | NA | NA | – |
| A.G.S. Manikantha | NA | Company Secretary | [8] 38 | 13 | 4,000 |

MRE – Median Remuneration of Employees

Notes: The remuneration details in the above table pertains to directors and KMP as required under the Companies Act, 2013.
The details in the above table are on accrual basis.
The % increase of remuneration is provided only for those directors and KMP who have drawn remuneration from the Company for the full fiscal 2019 and full fiscal 2018. The ratio of remuneration to MRE is provided only for those directors and KMP who have drawn remuneration from the Company for the full fiscal 2019

[1] Remuneration to KMP includes fixed pay, variable pay, retiral benefits and the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2019 is mentioned in the above table. Independent directors are not entitled to any stock incentives.

[2] Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company

[3] D. Sundaram was appointed effective July 14, 2017

[4] Michael Gibbs was appointed effective July 13, 2018.

[5] a) Appointed as Chief Executive Officer and Managing Director effective January 2, 2018

b) There has been no change in the annual compensation in fiscal 2019 as compared to fiscal 2018. Remuneration includes ₹7.64 crore on account of exercise of 1,03,604 Restricted Stock Units (RSUs) during fiscal 2019

c) On the recommendation of the nomination and remuneration committee, in accordance with the terms of his employment agreement, under the 2015 Plan, the Board granted 2,17,200 performance-based RSUs (adjusted for the September 2018 bonus issue) with an effective date of May 2, 2018.

d) On the recommendation of the nomination and remuneration committee, in accordance with the terms of his employment agreement, under the 2015 Plan, the Board approved the grant of annual time-based RSUs for fiscal 2019 of 42,930 RSUs. The grants were made effective February 1, 2019.

e) The Board, on April 12, 2019, based on the recommendations of the nomination and remuneration committee, approved the performance-based grant of RSUs amounting to ₹13 crore for the financial year 2020 under the 2015 Plan. These RSUs will vest in line with the current employment agreement. The RSUs will be granted effective May 2, 2019 and the number of RSUs will be calculated based on the market price at the close of trading on May 2, 2019.

(6) a) There has been no change in the annual compensation in fiscal 2019 as compared to fiscal 2018. The increase in remuneration is on account of inclusion of ₹0.81 crore pertaining to exercise of 6,812 RSUs (not adjusted for bonus issue) during fiscal 2019.

b) On the recommendation of the nomination and remuneration committee, in accordance with the terms of his employment agreement, under the 2015 Plan, the Board approved grant of 68,250 RSUs based on his performance in fiscal 2018. The grants were made effective February 1, 2019

(7) a) Appointed as Chief Financial Officer effective March 1, 2019; hence, remuneration for fiscal 2019 is from March 1, 2019 to March 31, 2019.

b) The Board, on April 12, 2019, under the 2015 Plan, based on the recommendations of the nomination and remuneration committee, approved the grant of annual time-based RSUs of fair value ₹1.75 crore, in accordance with his employment agreement. The committee also approved an annual performance-based RSUs of fair value ₹0.75 crore in accordance with his employment agreement. The RSUs will be granted effective May 2, 2019 and the number of RSUs will be calculated based on the market price at the close of trading on May 2, 2019.

(8) Remuneration includes ₹0.11 crore on account of exercise of 1,500 RSUs during fiscal 2019.

* Jayesh Sanghrajka was appointed as Interim Chief Financial Officer effective November 17, 2018. He resumed his responsibilities as Deputy Chief Financial Officer effective March 1, 2019; hence, remuneration for fiscal 2019 is from November 17, 2018 to February 28, 2019 and the same has not been included in the above table.

** M.D. Ranganath resigned as Chief Financial Officer effective November 16, 2018; hence, remuneration for fiscal 2019 is from April 1, 2018 to November 16, 2018 and the same has not been included in the above table.

*** Ravi Venkatesan (DIN 00621398) resigned as member of the Board effective May 11, 2018.

The MRE was ₹6,23,413 and ₹5,97,854 in fiscal 2019 and fiscal 2018, respectively. The increase in MRE in fiscal 2019, as compared to fiscal 2018, is 4%.

## 3(b) Information as per Rule 5 of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

### Top 10 employees in terms of remuneration drawn during the year

| Employee name | Designation | Educational qualification | Age | Experience (in years) | Date of joining | Location | Remuneration in fiscal 2019 (in ₹)[1] | No. of RSUs granted in fiscal 2019 | Previous employment and designation |
|---|---|---|---|---|---|---|---|---|---|
| Salil Parekh | CEO & MD | B.Tech, ME | 54 | 31 | Jan 2, 2018 | India | [2] 24,67,21,411 | 2,60,130 | Capgemini, Director General |
| Mohit Joshi | President | BA(H), MBA | 44 | 22 | Dec 7, 2000 | UK | [3] 15,08,12,185 | 1,33,650 | ABN AMRO Bank, Manager |
| Ravi Kumar S. | President and Deputy Chief Operating Officer | BE, PGD | 47 | 25 | Nov 8, 2002 | US | [4] 13,26,27,746 | 1,41,500 | Sapient Corporation, Director |
| Inderpreet Sawhney | Group General Counsel and Chief Compliance Officer | BA LLB, LLM | 54 | 28 | Jul 3, 2017 | US | [5] 10,80,58,784 | 43,600 | Wipro, Senior Vice President and General Counsel |
| Scott Sorokin | Head, Global Services – Digital Experience | BS | 57 | 33 | Feb 1, 2016 | US | [6] 9,22,62,618 | 29,150 | Razorfish Global, Chief Strategy Officer |
| U.B. Pravin Rao | COO & WTD | BE | 57 | 34 | Aug 4, 1986 | India | [7] 9,05,48,437 | 68,250 | IISC, Trainee |
| Sachin Khatri | Senior Sales Manager – Financial Services, Healthcare Insurance and Life Sciences | BE, PGD | 38 | 14 | May 25, 2009 | US | [8] 8,70,16,050 | – | HSBC Software Development India Private Limited, Senior Software Engineer |
| M.D. Ranganath[9] | Chief Financial Officer | BE, PGDM, M.Tech | 57 | 30 | Dec 4, 2000 | US | 7,36,41,288 | – | Surya Software Systems Private Limited, Director |
| Stewart Nelson | Group Manager – Client Services | BBA | 49 | 20 | Oct 25, 2017 | US | 6,84,88,016 | – | Noah Consulting, Director |
| Shannon Tassin | Partner – Business Consulting | BS | 47 | 26 | Oct 25, 2017 | US | 6,80,98,709 | – | Noah Consulting, Director |

Notes: The details in the above table are on accrual basis for better comparability with the KMP remuneration disclosures included in other sections of this Annual Report.

The aforementioned employees have / had permanent employment contracts with the Company

Employees mentioned above are neither relatives of any directors of the Company, nor hold 2% or more of the paid-up equity share capital of the Company as per Clause (iii) of sub-rule (2) of Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014.

For employees based overseas, average exchange rates have been used for conversion to INR.

(1) Includes fixed pay, variable pay, retiral benefits and the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2019 is included in the table above.

(2) Remuneration includes ₹7.64 crore on account of the exercise of 1,03,604 RSUs during fiscal 2019.

(3) Remuneration includes ₹4.23 crore on account of exercise of 59,600 RSUs during fiscal 2019.

(4) Remuneration includes ₹4.96 crore on account of exercise of 59,600 RSUs and 56,376 ESOPs during fiscal 2019.

(5) Remuneration includes ₹ 4.11 crore on account of exercise of 28,082 RSUs (not adjusted for the September 2018 bonus issue) during fiscal 2019.

(6) Remuneration includes ₹0.66 crore on account of exercise of 8,950 RSUs during fiscal 2019.

(7) Remuneration includes ₹0.81 crore on account of exercise of 6,812 RSUs (not adjusted for the September 2018 bonus issue) during fiscal 2019.

(8) Remuneration includes ₹0.02 crore on account of exercise of 125 RSUs (not adjusted for the September 2018 bonus issue) during fiscal 2019.

(9) Resigned as Chief Financial Officer effective November 16, 2018. Remuneration for the period April 1, 2018 to November 16, 2018 includes ₹1.55 crore on account of exercise of 15,326 RSUs and 32,000 ESOPs. All the unvested outstanding RSUs and ESOPs were forfeited on resignation.

## Annexure 4 – Independent Auditors' certificate on corporate governance

To

The Members of Infosys Limited

1. We, Deloitte Haskins & Sells LLP, Chartered Accountants, the Statutory Auditors of Infosys Limited ("the Company"), have examined the compliance of conditions of Corporate Governance by the Company, for the year ended on 31 March 2019, as stipulated in regulations 17 to 27 and clauses (b) to (i) of regulation 46(2) and para C and D of Schedule V of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended ("SEBI Listing Regulations").

### Managements' Responsibility

2. The compliance of conditions of Corporate Governance is the responsibility of the Management. This responsibility includes the design, implementation and maintenance of internal control and procedures to ensure the compliance with the conditions of the Corporate Governance stipulated in the SEBI Listing Regulations.

### Auditor's Responsibility

3. Our responsibility is limited to examining the procedures and implementation thereof, adopted by the Company for ensuring compliance with the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.
4. We have examined the books of account and other relevant records and documents maintained by the Company for the purposes of providing reasonable assurance on the compliance with Corporate Governance requirements by the Company.
5. We have carried out an examination of the relevant records of the Company in accordance with the Guidance Note on Certification of Corporate Governance issued by the Institute of the Chartered Accountants of India (the ICAI), the Standards on Auditing specified under Section 143(10) of the Companies Act, 2013, in so far as applicable for the purpose of this certificate and as per the Guidance Note on Reports or Certificates for Special Purposes issued by the ICAI which requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI.
6. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

### Opinion

7. Based on our examination of the relevant records and according to the information and explanations provided to us and the representation provided by the Management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in regulations 17 to 27 and clauses (b) to (i) of regulation 46(2) and para C and D of Schedule V of the SEBI Listing Regulations during the year ended March 31, 2019.
8. We state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

*For* DELOITTE HASKINS & SELLS LLP
*Chartered Accountants*
Firm's registration number : 117366W/W-100018

Sd/-

Gurvinder Singh
*Partner*
Membership number : 110128
UDIN : 19110128AAAAAW8650

Bengaluru
May 13, 2019

## Annexure 5 – Secretarial audit report for the financial year ended March 31, 2019

*[Pursuant to Section 204 (1) of the Companies Act, 2013 and Rule No. 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 and Regulation 24A of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended]*

To,
The Members,
Infosys Limited,
Electronics City, Hosur Road
Bengaluru 560100
Karnataka, India

I have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by INFOSYS LIMITED (hereinafter called the Company). Secretarial audit was conducted in a manner that provided me a reasonable basis for evaluating the corporate conducts / statutory compliances and expressing my opinion thereon.

Based on my verification of the Company's books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorized representatives during the conduct of secretarial audit, I hereby report that in my opinion, the Company has, during the audit period covering the financial year ended on March 31, 2019 complied with the statutory provisions listed hereunder and also that the Company has proper Board-processes and compliance-mechanism in place to the extent, in the manner and subject to the reporting made hereinafter :

I have examined the books, papers, minute books, forms and returns filed and other records maintained by the Company for the financial year ended on March 31, 2019 and made available to me, according to the provisions of :

i. The Companies Act, 2013 ("the Act") and the rules made thereunder;

ii. The Securities Contracts (Regulation) Act, 1956 (SCRA) and the rules made thereunder;

iii. The Depositories Act, 1996 and the regulations and bye-laws framed thereunder;

iv. Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment and Overseas Direct Investment;

v. The following regulations and guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ("the SEBI Act") :-
   - (a) The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;
   - (b) The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015;
   - (c) The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018.
   - (d) The Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014;
   - (e) The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client;
   - (f) The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015;
   - (g) The Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 and

vi. Other laws applicable specifically to the Company, namely :
   - (a) The Information Technology Act, 2000 and the rules made thereunder;
   - (b) The Special Economic Zones Act, 2005 and the rules made thereunder;
   - (c) Software Technology Parks of India rules and regulations;
   - (d) The Indian Copyright Act, 1957;
   - (e) The Patents Act, 1970; and
   - (f) The Trade Marks Act, 1999.

I have also examined compliance with the applicable clauses of the Secretarial Standards issued by The Institute of Company Secretaries of India.

I report that, during the year under review, the Company has complied with the provisions of the Acts, Rules, Regulations, Guidelines and Standards mentioned above.

I further report that during the year under review, the Securities and Exchange Board of India (SEBI) has passed a Settlement Order on February 15, 2019 vide its Order No SO/EFD-2/SD/264/FEB/2019 on payment of a sum of ₹34,35,000 towards the settlement charges by the Company, in respect of the settlement application filed by the Company with SEBI pursuant

to Regulation 3 read with Schedule II (1)(12) of the SEBI (Settlement of Administrative and Civil Proceedings) Regulations, 2014 in response to the Notice of Settlement for Approved Enforcement Action issued by the SEBI, vide its letter No. EFD/DRA/-111/MC/AA 28543/1/2017 dated November 17, 2017 with regard to certain alleged non-compliances / violations by the Company of provisions of Securities Laws (namely, SEBI Act, 1992, Securities Contract (Regulation) Act, 1956, SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Listing Agreements) pertaining to matters relating to the severance payment to the former Chief Financial Officer, Mr. Rajiv Bansal in 2015.

I further report that, there were no events / actions in pursuance of :

a) The Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008; and
b) The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009

requiring compliance thereof by the Company during the audit period.

I further report that, the compliance by the Company of applicable financial laws such as direct and indirect tax laws and maintenance of financial records and books of accounts have not been reviewed in this audit since the same have been subject to review by the statutory financial auditors, tax auditors, and other designated professionals.

I further report that, the Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors and Independent Directors. The changes in the composition of the Board of Directors that took place during the period under review were carried out in compliance with the provisions of the Act.

Adequate notice is given to all directors to schedule Board meetings, the agenda and detailed notes on agenda are sent at least seven days in advance, and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

As per the minutes of the meetings duly recorded and signed by the Chairman, the decisions of the Board were unanimous and no dissenting views have been recorded.

I further report that, based on the information provided and the representation made by the Company and also on the review of the compliance certificates / reports taken on record by the Board of Directors of the Company, in my opinion there are adequate systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable laws, rules, regulations and guidelines.

I report further that, during the audit period :

a) the Company has issued and allotted 218,41,91,490 equity shares of ₹5/- each as bonus shares in the ratio of one equity share for every equity share held by the members;
b) the Company has announced on March 18, 2019 a buyback of shares aggregating ₹8,260 crore representing 14.54 per cent of aggregate paid up capital and free reserves of the Company as on December 31, 2018, at a price not exceeding ₹800 per equity share of ₹5/- each from the open market through Indian stock exchanges. The indicative maximum number of shares which may be bought back are 10,32,50,000 equity shares of ₹5/- each. The buyback closes on September 19, 2019 or earlier when all shares are bought back by deploying the entire amount allocated. Pursuant to the offer, the Company has bought back and extinguished 1,26,52,000 equity shares and 71,98,000 equity shares respectively till March 31, 2019;

and except the above there were no other specific events / actions in pursuance of the above-referred laws, rules, regulations, guidelines, etc. having a major bearing on the Company's affairs.

Sd/-
P.G. Hegde
Hegde & Hegde
*Company Secretaries*

Bengaluru
April 10, 2019

FCS :1325 / C.P.No : 640

## Annexure 6 – Extract of annual return

### Form No. MGT-9

*[Pursuant to Section 92(3) of the Companies Act, 2013 and Rule 12(1) of the Companies (Management and Administration) Rules, 2014]*

### I. Registration and other details

| | |
|---|---|
| Corporate Identity Number (CIN) of the company | L85110KA1981PLC013115 |
| Registration date | July 02, 1981 |
| Name of the company | Infosys Limited |
| Category / sub-category of the company | Company limited by shares<br>Public non-government company |
| Address of the registered office and contact details | Electronics City, Hosur Road, Bengaluru 560 100, Karnataka, India<br>Tel : 91 80 2852 0261 Fax : 91 80 2852 0362<br>Email : investors@infosys.com website : www.infosys.com |
| Listed company (Yes / No) | Yes |
| Name, address and contact details of Registrar and transfer agent | **Karvy Fintech Private Limited**<br>Karvy Selenium Tower B, Plot No. 31 & 32,<br>Financial District, Nanakramguda<br>Serilingampally Mandal, Hyderabad – 500 032<br>**Contact person**<br>Shobha Anand<br>*Deputy General Manager*<br>Tel : 91 40 6716 1559<br>Email : shobha.anand@karvy.com |

### II. Principal business activities of the Company

| Name and description of main products / services | NIC code of the product / service | % to total turnover of the Company |
|---|---|---|
| Computer programming, consultancy and related activities | 620 | 100 |

## III. Particulars of holding and subsidiary companies

| Name of the parties | Country | CIN / GLN | Holding / Subsidiary | % holding as at March 31, 2019 |
|---|---|---|---|---|
| Brilliant Basics (MENA) DMCC | Dubai | | Subsidiary | 100 |
| Brilliant Basics Holdings Limited | UK | | Subsidiary | 100 |
| Brilliant Basics Limited | UK | | Subsidiary | 100 |
| EdgeVerve Systems Limited | India | U72200KA2014PLC073660 | Subsidiary | 100 |
| Infosys (Czech Republic) Limited s.r.o | Czech Republic | | Subsidiary | 99.98 |
| Infosys Americas Inc. | US | | Subsidiary | 100 |
| Infosys Arabia Limited | Saudi Arabia | | Subsidiary | 70 |
| Infosys BPM Limited *(formerly Infosys BPO Limited)* | India | U72200KA2002PLC030310 | Subsidiary | 99.98 |
| Infosys BPO Americas LLC | US | | Subsidiary | 99.98 |
| Infosys Chile SpA | Chile | | Subsidiary | 100 |
| Infosys Consulting (Belgium) NV | Belgium | | Subsidiary | 99.90 |
| Infosys Consulting AG | Switzerland | | Subsidiary | 100 |
| Infosys Consulting GmbH | Germany | | Subsidiary | 100 |
| Infosys Consulting Holding AG | Switzerland | | Subsidiary | 100 |
| Infosys Consulting Ltda. | Brazil | | Subsidiary | 99.99 |
| Infosys Consulting Pte Ltd. | Singapore | | Subsidiary | 100 |
| Infosys Consulting S.R.L. | Argentina | | Subsidiary | 100 |
| Infosys Consulting s.r.o. | Czech Republic | | Subsidiary | 100 |
| Infosys Consulting SAS | France | | Subsidiary | 100 |
| Infosys Consulting Sp. z o.o. | Poland | | Subsidiary | 100 |
| Infosys Management Consulting Pty. Limited | Australia | | Subsidiary | 100 |
| Infosys McCamish Systems LLC | US | | Subsidiary | 99.98 |
| Infosys Middle East FZ LLC | Dubai | | Subsidiary | 100 |
| Infosys Nova Holdings LLC | US | | Subsidiary | 100 |
| Infosys Poland Sp. Z o.o | Poland | | Subsidiary | 99.98 |
| Infosys Public Services, Inc. | US | | Subsidiary | 100 |
| Infosys Technologies (Australia) Pty. Limited | Australia | | Subsidiary | 100 |
| Infosys Technologies (China) Co. Limited | China | | Subsidiary | 100 |
| Infosys Technologies (Shanghai) Co. Limited | China | | Subsidiary | 100 |
| Infosys Technologies (Sweden) AB | Sweden | | Subsidiary | 100 |
| Infosys Technologies S. de R. L. de C.V. | Mexico | | Subsidiary | 100 |
| Infosys Tecnologia do Brasil Ltda. | Brazil | | Subsidiary | 100 |
| Infy Consulting B.V. | The Netherlands | | Subsidiary | 100 |
| Infy Consulting Company Limited | UK | | Subsidiary | 100 |
| Kallidus Inc. | US | | Subsidiary | 100 |
| Infosys Consulting (Shanghai) Co Ltd *(formerly Lodestone Management Consultants Co., Ltd)* | China | | Subsidiary | 100 |
| Infosys Austria GmbH *(formerly Lodestone Management Consultants GmbH)* | Austria | | Subsidiary | 100 |

| Name of the parties | Country | CIN / GLN | Holding / Subsidiary | % holding as at March 31, 2019 |
|---|---|---|---|---|
| Lodestone Management Consultants Portugal, Unipessoal, Lda | Portugal | | Subsidiary | 100 |
| Panaya GmbH | Germany | | Subsidiary | 100 |
| Panaya Inc. | US | | Subsidiary | 100 |
| Panaya Japan Co. Ltd. | Japan | | Subsidiary | 100 |
| Panaya Ltd. | Israel | | Subsidiary | 100 |
| Portland Group Pty. Limited | Australia | | Subsidiary | 99.98 |
| S.C. Infosys Consulting S.R.L. | Romania | | Subsidiary | 100 |
| Skava Systems Private Limited | India | U72200TZ2003PTC010618 | Subsidiary | 100 |
| WongDoody Holding Company Inc[1] | US | | Subsidiary | 100 |
| WongDoody, Inc.[2] | US | | Subsidiary | 100 |
| WDW Communications, Inc[2] | US | | Subsidiary | 100 |
| Infosys Luxembourg S.à r.l. [3] | Luxembourg | | Subsidiary | 100 |
| Infosys Compaz Pte Ltd (*formerly Trusted Source Pte. Ltd*)[4] | Singapore | | Subsidiary | 60 |
| Fluido Oy[5] | Finland | | Subsidiary | 100 |
| Infosys South Africa Pty Ltd[6] | South Africa | | Subsidiary | 100 |
| Infosys CIS LLC[7] | Russia | | Subsidiary | 100 |
| Infosys Canada Public Services Inc[8] | Canada | | Subsidiary | 100 |
| Fluido Sweden AB (Extero)[9] | Sweden | | Subsidiary | 100 |
| Fluido Norway A/S[9] | Norway | | Subsidiary | 100 |
| Fluido Denmark A/S[9] | Denmark | | Subsidiary | 100 |
| Fluido Slovakia s.r.o[9] | Slovakia | | Subsidiary | 100 |
| Fluido Newco AB[9] | Sweden | | Subsidiary | 100 |

(1) Acquired on May 22, 2018.

(2) Wholly-owned subsidiary of WongDoody Holding Company Inc

(3) Incorporated on August 6, 2018

(4) Became a majority-owned and controlled subsidiary of Infosys Consulting Pte Ltd. effective November 16, 2018

(5) Acquired on October 11, 2018

(6) Incorporated as a wholly-owned subsidiary of Infosys Consulting Pte Ltd. effective December 19, 2018 and is yet to commence operations.

(7) Incorporated as a wholly-owned subsidiary of Infosys Limited effective November 29, 2018 and is yet to commence operations.

(8) Incorporated as a wholly-owned subsidiary of Infosys Public Services Inc effective November 27, 2018 and is yet to commence operations.

(9) Wholly-owned subsidiary of Fluido Oy.

Notes: 1. All the above subsidiaries are as per Section 2(87).

2. Lodestone Management Consultants Inc, a wholly-owned subsidiary of Infosys Consulting Holding AG, has been liquidated effective May 4, 2018.

## IV. Shareholding pattern (Equity share capital break-up as a percentage of total equity)

### (i) Category-wise shareholding

| Category code | Category of shareholder | No. of shares held at the beginning of the year | | | | No. of shares held at the end of the year | | | | % change during the year |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Demat | Physical | Total | % of total shares | Demat | Physical | Total | % of total shares | |
| (I) | (II) | (III) | (IV) | (V) | (VI) | (VII) | (VIII) | (IX) | (X) | (XI) |
| (A) | Promoter and promoter group | | | | | | | | | |
| (1) | Indian | | | | | | | | | |
| (a) | Individual / HUF | 28,17,02,889 | – | 28,17,02,889 | 12.90 | 56,01,82,338 | | 56,01,82,338 | 12.84 | (0.06) |
| (b) | Central government | – | – | – | – | – | – | – | – | – |
| (c) | State government(s) | – | – | – | – | – | – | – | – | – |
| (d) | Bodies corporate | – | – | – | – | – | – | – | – | – |
| (e) | Banks / Financial institutions | – | – | – | – | – | – | – | – | – |
| (f) | Any other | – | – | – | – | – | – | – | – | – |
| | Sub-total A(1) | 28,17,02,889 | – | 28,17,02,889 | 12.90 | 56,01,82,338 | – | 56,01,82,338 | 12.84 | (0.06) |
| (2) | Foreign | | | | | | | | | |
| | Sub-total A(2) | – | – | – | – | – | – | – | – | – |
| | Total shareholding of promoters A=A(1)+A(2) | 28,17,02,889 | – | 28,17,02,889 | 12.90 | 56,01,82,338 | – | 56,01,82,338 | 12.84 | (0.06) |
| (B) | Public shareholding | | | | | | | | | |
| (1) | Institutions | | | | | | | | | |
| (a) | Mutual funds | 23,14,84,277 | – | 23,14,84,277 | 10.60 | 58,47,82,249 | – | 58,47,82,249 | 13.41 | 2.81 |
| (b) | Banks / Financial institutions | 20,81,097 | – | 20,81,097 | 0.10 | 50,89,284 | – | 50,89,284 | 0.12 | 0.02 |
| (c) | Central government | – | – | – | – | – | – | – | – | – |
| (d) | State government(s) | – | – | – | – | – | – | – | – | – |
| (e) | Venture capital funds | – | – | – | – | – | – | – | – | – |
| (f) | Insurance companies | 23,38,29,498 | | 23,38,29,498 | 10.71 | 40,10,62,150 | | 40,10,62,150 | 9.20 | (1.51) |
| (g) | Foreign institutional investors / Foreign portfolio investors | 76,97,47,301 | 12,800 | 76,97,60,101 | 35.24 | 148,45,62,891 | 25,600 | 148,45,88,491 | 34.04 | (1.20) |
| (h) | Foreign venture capital funds | – | – | – | – | – | – | – | – | – |
| (i) | Any other | | | | | | | | | |
| | (i) Alternate Investment Funds | 31,79,915 | – | 31,79,915 | 0.15 | 68,67,534 | – | 68,67,534 | 0.16 | 0.01 |
| | Sub-total B(1) | 124,03,22,088 | 12,800 | 124,03,34,888 | 56.80 | 248,23,64,108 | 25,600 | 248,23,89,708 | 56.93 | 0.13 |
| (2) | Non-institutions | | | | | | | | | |
| (a) | Bodies corporate / Overseas corporate bodies | 4,27,41,828 | 48,000 | 4,27,89,828 | 1.96 | 7,76,58,023 | 64,000 | 7,77,22,023 | 1.78 | (0.18) |
| (b) | Individuals | | | | | | | | | |
| | (i) Individuals holding nominal share capital up to ₹ 1 lakh | 11,08,30,333 | 7,06,992 | 11,15,37,325 | 5.11 | 19,46,73,230 | 5,76,699 | 19,52,49,929 | 4.47 | (0.64) |
| | (ii) Individuals holding nominal share capital in excess of ₹ 1 lakh | 8,99,42,449 | 31,82,345 | 9,31,24,794 | 4.26 | 21,42,50,837 | 56,26,546 | 21,98,77,383 | 5.04 | 0.78 |
| (c) | Any other | | | | | | | | | |
| | (i) Foreign bodies – DR | 1,03,381 | – | 1,03,381 | – | 7,86,762 | – | 7,86,762 | 0.02 | 0.02 |
| | (ii) Non-banking financial companies | 49,566 | – | 49,566 | – | 12,51,559 | – | 12,51,559 | 0.03 | 0.03 |
| | (iii) NRI | 1,21,36,631 | 6,410 | 1,21,43,041 | 0.56 | 2,60,49,655 | 12,870 | 2,60,62,525 | 0.60 | 0.04 |
| | (iv) Trusts[1] | 2,23,17,452 | – | 2,23,17,452 | 1.02 | 5,16,76,881 | – | 5,16,76,881 | 1.18 | 0.16 |
| | (v) IEPF | 1,05,234 | – | 1,05,234 | – | 2,76,719 | – | 2,76,719 | – | – |
| | (vi) Qualified Institutional Buyer | – | – | – | – | 2,969 | – | 2,969 | – | – |

| Category code | Category of shareholder | No. of shares held at the beginning of the year | | | | No. of shares held at the end of the year | | | | % change during the year |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Demat | Physical | Total | % of total shares | Demat | Physical | Total | % of total shares | |
| (I) | (II) | (III) | (IV) | (V) | (VI) | (VII) | (VIII) | (IX) | (X) | (XI) |
| | Sub-total B(2) | 27,82,26,874 | 39,43,747 | 28,21,70,621 | 12.91 | 56,66,26,635 | 62,80,115 | 57,29,06,750 | 13.12 | 0.21 |
| | Total public shareholding total B=B(1)+B(2) | 151,85,48,962 | 39,56,547 | 152,25,05,509 | 69.71 | 304,89,90,743 | 63,05,715 | 305,52,96,458 | 70.05 | 0.34 |
| | Total (A+B) | 180,02,51,851 | 39,56,547 | 180,42,08,398 | 82.61 | 360,91,73,081 | 63,05,715 | 361,54,78,796 | 82.89 | 0.28 |
| (C) | Shares held by custodians for ADRs | 37,99,05,859 | – | 37,99,05,859 | 17.39 | 74,62,54,648 | | 74,62,54,648 | 17.11 | (0.28) |
| | Grand total (A+B+C) | 218,01,57,710 | 39,56,547 | 218,41,14,257 | 100.00 | 435,54,27,729 | 63,05,715 | 436,17,33,444 | 100.00 | – |

(1) Includes 1,07,01,956 shares as of March 31, 2018 and 2,01,24,982 shares as of March 31, 2019, held by Infosys Employee Benefits Trust as per SEBI (Share Based Employee Benefits) Regulations, 2014 and 1,00,000 shares as of March 31, 2018 and 2,00,000 shares as of March 31, 2019, held by Infosys Employee Benefits Trust for welfare activities of employees. This is a non-promoter, non-public shareholding.

Note : The total number of shares has increased due to issuance of bonus shares in September 2018 in the ratio of 1:1.

## (ii)(a) Shareholding of promoters

| Name of the shareholder | Shareholding at the beginning of the year | | | Shareholding at the end of the year | | | % change in shareholding during the year |
|---|---|---|---|---|---|---|---|
| | No. of shares | % of total shares of the Company(1) | % of shares pledged / encumbered to total shares | No. of shares | % of total shares of the Company(2) | % of shares pledged / encumbered to total shares | |
| Sudha Gopalakrishnan | 4,76,78,500 | 2.18 | – | 9,53,57,000 | 2.19 | – | 0.01 |
| Rohan Murty | 3,04,06,446 | 1.39 | – | 6,08,12,892 | 1.39 | – | – |
| S. Gopalakrishnan | 2,09,26,904 | 0.96 | – | 4,18,53,808 | 0.96 | – | – |
| Nandan M. Nilekani | 2,03,91,581 | 0.93 | – | 4,07,83,162 | 0.94 | – | 0.01 |
| Akshata Murty | 1,94,78,548 | 0.89 | – | 3,89,57,096 | 0.89 | – | – |
| Asha Dinesh | 1,92,89,652 | 0.88 | – | 3,85,79,304 | 0.88 | – | – |
| Sudha N. Murty | 1,72,75,313 | 0.79 | – | 3,45,50,626 | 0.79 | – | – |
| Rohini Nilekani | 1,71,67,546 | 0.79 | – | 3,43,35,092 | 0.79 | – | – |
| Dinesh Krishnaswamy | 1,62,39,795 | 0.74 | – | 3,24,79,590 | 0.74 | – | – |
| Shreyas Shibulal | 1,40,24,675 | 0.64 | – | 2,80,49,350 | 0.64 | – | – |
| Shruti Shibulal | 13,68,769 | 0.06 | – | 27,37,538 | 0.06 | – | – |
| S.D. Shibulal | 8,82,884 | 0.04 | – | 17,65,768 | 0.04 | – | – |
| N.R. Narayana Murthy | 83,22,819 | 0.38 | – | 1,66,45,638 | 0.38 | – | – |
| Nihar Nilekani | 63,38,876 | 0.29 | – | 1,26,77,752 | 0.29 | – | – |
| Janhavi Nilekani | 63,32,581 | 0.29 | – | 1,26,65,162 | 0.29 | – | – |
| Kumari Shibulal | 52,48,965 | 0.24 | – | 1,04,97,930 | 0.24 | – | – |
| Divya Dinesh | 38,23,342 | 0.18 | – | 76,46,684 | 0.18 | – | – |
| Deeksha Dinesh | 38,23,342 | 0.18 | – | 76,46,684 | 0.18 | – | – |
| Meghana Gopalakrishnan | 24,17,464 | 0.11 | – | 48,34,928 | 0.11 | – | – |

## (ii)(b) Shareholding of promoter group

| Name of the shareholder | Shareholding at the beginning of the year | | | Shareholding at the end of the year | | | % change in shareholding during the year |
|---|---|---|---|---|---|---|---|
| | No. of shares | % of total shares of the Company(1) | % of shares pledged / encumbered to total shares | No. of shares | % of total shares of the Company(2) | % of shares pledged / encumbered to total shares | |
| Gaurav Manchanda | 85,73,973 | 0.39 | – | 1,55,36,226 | 0.36 | – | (0.03) |
| Milan Shibulal Manchanda | 77,17,934 | 0.35 | – | 1,54,35,868 | 0.35 | – | – |
| Bhairavi Madhusudhan | 39,72,980 | 0.18 | – | 63,34,240 | 0.15 | – | (0.03) |

Note : The total number of shares has increased due to issuance of bonus shares in September 2018 in the ratio of 1:1.

(1) Percentage calculated on the paid-up share capital (218,41,14,257 shares) as at the beginning of the year (2) Percentage calculated on the paid-up share capital (436,17,33,444 shares) as at the end of the year

## (iii) Change in promoters' shareholding

| Name of the shareholder | Shareholding at the beginning of the year | | Cumulative shareholding during the year | |
|---|---|---|---|---|
| | No. of shares | % of total shares of the Company (1) | No. of shares | % of total shares of the Company (2) |
| Sudha Gopalakrishnan | | | | |
| At the beginning of the year | 4,76,78,500 | 2.18 | | |
| (+) Bonus shares credited on Sep 6, 2018 | 4,76,78,500 | | 9,53,57,000 | 2.19 |
| At the end of the year | | | 9,53,57,000 | 2.19 |
| Rohan Murty | | | | |
| At the beginning of the year | 3,04,06,446 | 1.39 | | |
| (+) Bonus shares credited on Sep 6, 2018 | 3,04,06,446 | | 6,08,12,892 | 1.39 |
| At the end of the year | | | 6,08,12,892 | 1.39 |
| S. Gopalakrishnan | | | | |
| At the beginning of the year | 2,09,26,904 | 0.96 | | |
| (+) Bonus shares credited on Sep 6, 2018 | 2,09,26,904 | | 4,18,53,808 | 0.96 |
| At the end of the year | | | 4,18,53,808 | 0.96 |
| Nandan M. Nilekani | | | | |
| At the beginning of the year | 2,03,91,581 | 0.93 | | |
| (+) Bonus shares credited on Sep 6, 2018 | 2,03,91,581 | | 4,07,83,162 | 0.94 |
| At the end of the year | | | 4,07,83,162 | 0.94 |
| Akshata Murty | | | | |
| At the beginning of the year | 1,94,78,548 | 0.89 | | |
| (+) Bonus shares credited on Sep 6, 2018 | 1,94,78,548 | | 3,89,57,096 | 0.89 |
| At the end of the year | | | 3,89,57,096 | 0.89 |
| Asha Dinesh | | | | |
| At the beginning of the year | 1,92,89,652 | 0.88 | | |
| (+) Bonus shares credited on Sep 6, 2018 | 1,92,89,652 | | 3,85,79,304 | 0.88 |
| At the end of the year | | | 3,85,79,304 | 0.88 |
| Sudha N. Murty | | | | |
| At the beginning of the year | 1,72,75,313 | 0.79 | | |
| (+) Bonus shares credited on Sep 6, 2018 | 1,72,75,313 | | 3,45,50,626 | 0.79 |
| At the end of the year | | | 3,45,50,626 | 0.79 |
| Rohini Nilekani | | | | |
| At the beginning of the year | 1,71,67,546 | 0.79 | | |
| (+) Bonus shares credited on Sep 6, 2018 | 1,71,67,546 | | 3,43,35,092 | 0.79 |
| At the end of the year | | | 3,43,35,092 | 0.79 |
| Dinesh Krishnaswamy | | | | |
| At the beginning of the year | 1,62,39,795 | 0.74 | | |
| (+) Bonus shares credited on Sep 6, 2018 | 1,62,39,795 | | 3,24,79,590 | 0.74 |
| At the end of the year | | | 3,24,79,590 | 0.74 |
| Shreyas Shibulal | | | | |
| At the beginning of the year | 1,40,24,675 | 0.64 | | |
| (+) Bonus shares credited on Sep 6, 2018 | 1,40,24,675 | | 2,80,49,350 | 0.64 |
| At the end of the year | | | 2,80,49,350 | 0.64 |
| Shruti Shibulal | | | | |
| At the beginning of the year | 13,68,769 | 0.06 | | |
| (+) Bonus shares credited on Sep 6, 2018 | 13,68,769 | | 27,37,538 | 0.06 |
| At the end of the year | | | 27,37,538 | 0.06 |
| S.D. Shibulal | | | | |
| At the beginning of the year | 8,82,884 | 0.04 | | |
| (+) Bonus shares credited on Sep 6, 2018 | 8,82,884 | | 17,65,768 | 0.04 |
| At the end of the year | | | 17,65,768 | 0.04 |
| N.R. Narayana Murthy | | | | |
| At the beginning of the year | 83,22,819 | 0.38 | | |
| (+) Bonus shares credited on Sep 6, 2018 | 83,22,819 | | 1,66,45,638 | 0.38 |
| At the end of the year | | | 1,66,45,638 | 0.38 |

| Name of the shareholder | Shareholding at the beginning of the year | | Cumulative shareholding during the year | |
|---|---|---|---|---|
| | No. of shares | % of total shares of the Company [1] | No. of shares | % of total shares of the Company [2] |
| Nihar Nilekani | | | | |
| At the beginning of the year | 63,38,876 | 0.29 | | |
| (+) Bonus shares credited on Sep 6, 2018 | 63,38,876 | | 1,26,77,752 | 0.29 |
| At the end of the year | | | 1,26,77,752 | 0.29 |
| Janhavi Nilekani | | | | |
| At the beginning of the year | 63,32,581 | 0.29 | | |
| (+) Bonus shares credited on Sep 6, 2018 | 63,32,581 | | 1,26,65,162 | 0.29 |
| At the end of the year | | | 1,26,65,162 | 0.29 |
| Kumari Shibulal | | | | |
| At the beginning of the year | 52,48,965 | 0.24 | | |
| (+) Bonus shares credited on Sep 6, 2018 | 52,48,965 | | 1,04,97,930 | 0.24 |
| At the end of the year | | | 1,04,97,930 | 0.24 |
| Divya Dinesh | | | | |
| At the beginning of the year | 38,23,342 | 0.18 | | |
| (+) Bonus shares credited on Sep 6, 2018 | 38,23,342 | | 76,46,684 | 0.18 |
| At the end of the year | | | 76,46,684 | 0.18 |
| Deeksha Dinesh | | | | |
| At the beginning of the year | 38,23,342 | 0.18 | | |
| (+) Bonus shares credited on Sep 6, 2018 | 38,23,342 | | 76,46,684 | 0.18 |
| At the end of the year | | | 76,46,684 | 0.18 |
| Meghana Gopalakrishnan | | | | |
| At the beginning of the year | 24,17,464 | 0.11 | | |
| (+) Bonus shares credited on Sep 6, 2018 | 24,17,464 | | 48,34,928 | 0.11 |
| At the end of the year | | | 48,34,928 | 0.11 |

Note : The total number of shares has increased due to issuance of bonus shares in September 2018 in the ratio of 1:1.

(1) Percentage calculated on the paid-up share capital (218,41,14,257 shares) as at the beginning of the year

(2) Percentage calculated on the paid-up share capital (436,17,33,444 shares) as at the end of the year

## (iv) Change in promoter groups' shareholding

| Name of the shareholder | Shareholding at the beginning of the year | | Cumulative shareholding during the year | |
|---|---|---|---|---|
| | No. of shares | % of total shares of the Company [1] | No. of shares | % of total shares of the Company[1][2] |
| Gaurav Manchanda | | | | |
| At the beginning of the year | 85,73,973 | 0.39 | | |
| (-) Sale | (8,05,860) | (0.03) | 77,68,113 | 0.36 |
| (+) Bonus shares credited on Sep 6, 2018 | 77,68,113 | | 1,55,36,226 | 0.36 |
| At the end of the year | | | 1,55,36,226 | 0.36 |
| Milan Shibulal Manchanda | | | | |
| At the beginning of the year | 77,17,934 | 0.35 | | |
| (+) Bonus shares credited on Sep 6, 2018 | 77,17,934 | | 1,54,35,868 | 0.35 |
| At the end of the year | | | 1,54,35,868 | 0.35 |
| Bhairavi Madhusudhan | | | | |
| At the beginning of the year | 39,72,980 | 0.18 | | |
| (-) Sale | (8,05,860) | (0.03) | 31,67,120 | 0.15 |
| (+) Bonus shares credited on Sep 6, 2018 | 31,67,120 | | 63,34,240 | 0.15 |
| At the end of the year | | | 63,34,240 | 0.15 |

Note : The total number of shares has increased due to issuance of bonus shares in September 2018 in the ratio of 1:1.

(1) Percentage calculated on the paid-up share capital (218,41,14,257 shares) as at the beginning of the year

(2) Percentage calculated on the paid-up share capital (436,17,33,444 shares) as at the end of the year

## (v) Shareholding of directors and key managerial personnel (KMP)

| Name of the director / KMP | Shareholding at the beginning of the year | | Cumulative shareholding during the year | |
|---|---|---|---|---|
| | No. of shares | % of total shares of the Company[(1)] | No. of shares | % of total shares of the Company[(1)(2)] |
| Nandan M. Nilekani – Non-executive and Non-independent Director | | | | |
| At the beginning of the year | 2,03,91,581 | 0.93 | | |
| (+) Bonus shares credited on Sep 6, 2018 | 2,03,91,581 | | 4,07,83,162 | 0.94 |
| (+) ESOPs / RSUs exercised during the year | – | – | 4,07,83,162 | 0.94 |
| (+) Purchase(s) during the year | – | – | 4,07,83,162 | 0.94 |
| (-) Sale(s) during the year | – | – | 4,07,83,162 | 0.94 |
| At the end of the year | | | 4,07,83,162 | 0.94 |
| U.B. Pravin Rao – Whole-time Director[(3)] | | | | |
| At the beginning of the year | 5,30,036 | 0.02 | | |
| (+) ESOPs / RSUs exercised during the year | 6,812 | – | 5,36,848 | 0.02 |
| (+) Bonus shares credited on Sep 6, 2018 | 5,36,848 | | 10,73,696 | 0.02 |
| (+) Purchase(s) during the year | – | – | 10,73,696 | 0.02 |
| (-) Sale(s) during the year | – | – | 10,73,696 | 0.02 |
| At the end of the year | | | 10,73,696 | 0.02 |
| Salil Parekh – CEO & MD[(3)] | | | | |
| At the beginning of the year | – | – | | |
| (+) Bonus shares credited on Sep 6, 2018 | – | | – | |
| (+) ESOPs / RSUs exercised during the year | 1,03,604 | – | 1,03,604 | – |
| (+) Purchase(s) during the year | – | – | 1,03,604 | – |
| (-) Sale(s) during the year | (37,834) | – | 65,770 | – |
| At the end of the year | | | 65,770 | – |
| Kiran Mazumdar-Shaw – Independent Director | | | | |
| At the beginning of the year | 800 | – | | |
| (+) Bonus shares credited on Sep 6, 2018 | 800 | | 1,600 | – |
| (+) ESOPs / RSUs exercised during the year | – | – | 1,600 | – |
| (+) Purchase(s) during the year | – | – | 1,600 | – |
| (-) Sale(s) during the year | (1,600) | – | – | – |
| At the end of the year | | | – | – |
| D.N. Prahlad – Independent Director | | | | |
| At the beginning of the year | 10,96,095 | 0.05 | | |
| (+) Bonus shares credited on Sep 6, 2018 | 10,96,095 | | 21,92,190 | 0.05 |
| (+) ESOPs / RSUs exercised during the year | – | – | 21,92,190 | 0.05 |
| (+) Purchase(s) during the year | – | – | 21,92,190 | 0.05 |
| (-) Sale(s) during the year | – | – | 21,92,190 | 0.05 |
| At the end of the year | | | 21,92,190 | 0.05 |
| Jayesh Sanghrajka – KMP[(3)(6)] | | | | |
| At the beginning of the year | 2,229 | – | | |
| (+) Bonus shares credited on Sep 6, 2018 | 2,229 | | 4,458 | – |
| (+) ESOPs / RSUs exercised during the year | 4,376 | – | 8,834 | – |
| (+) Purchase(s) during the year | – | – | 8,834 | – |
| (-) Sale(s) during the year | (6,000) | – | 2,834 | – |
| At the end of the year | | | 2,834 | – |
| A.G.S. Manikantha – KMP[(3)] | | | | |
| At the beginning of the year | 330 | – | | |
| (+) Bonus shares credited on Sep 6, 2018 | 330 | | 660 | – |
| (+) ESOPs / RSUs exercised during the year | 1,500 | – | 2,160 | – |
| (+) Purchase(s) during the year | – | – | 2,160 | – |
| (-) Sale(s) during the year | – | – | 2,160 | – |
| At the end of the year | | | 2,160 | – |
| Inderpreet Sawhney – KMP[(4)] | | | | |
| At the beginning of the year | – | – | | |
| (+) ESOPs / RSUs exercised during the year | 28,082 | – | 28,082 | – |
| (-) Sale(s) during the year | (12,000) | – | 16,082 | – |
| (+) Bonus shares credited on Sep 6, 2018 | 16,082 | | 32,164 | – |
| (+) Purchase(s) during the year | – | – | 32,164 | – |
| At the end of the year | | | 32,164 | – |

| Name of the director / KMP | Shareholding at the beginning of the year | | Cumulative shareholding during the year | |
|---|---|---|---|---|
| | No. of shares | % of total shares of the Company[1] | No. of shares | % of total shares of the Company[1][2] |
| Krishnamurthy Shankar – KMP[4] | | | | |
| At the beginning of the year | 3,012 | – | | |
| (+) Bonus shares credited on Sep 6, 2018 | 3,012 | | 6,024 | – |
| (+) ESOPs / RSUs exercised during the year | 12,226 | – | 18,250 | – |
| (+) Purchase(s) during the year | – | – | 18,250 | – |
| (-) Sale(s) during the year | (6,200) | – | 12,050 | – |
| At the end of the year | | | 12,050 | – |
| M.D. Ranganath – KMP[3][5] | | | | |
| At the beginning of the year | 16,918 | – | | |
| (+) Bonus shares credited on Sep 6, 2018 | 16,918 | | 33,836 | – |
| (+) ESOPs / RSUs exercised during the year | 47,326 | – | 81,162 | – |
| (+) Purchase(s) during the year | – | – | 81,162 | – |
| (-) Sale(s) during the year | (69) | – | 81,093 | – |
| At the end of the year | | | 81,093 | – |
| Mohit Joshi – KMP[4] | | | | |
| At the beginning of the year | – | – | | |
| (+) Bonus shares credited on Sep 6, 2018 | – | | – | – |
| (+) ESOPs / RSUs exercised during the year | 59,600 | – | 59,600 | – |
| (+) Purchase(s) during the year | – | – | 59,600 | – |
| (-) Sale(s) during the year | (29,550) | – | 30,050 | – |
| At the end of the year | | | 30,050 | – |
| Ravi Kumar S. – KMP[4] | | | | |
| At the beginning of the year | – | – | | |
| (+) Bonus shares credited on Sep 6, 2018 | – | | – | – |
| (+) ESOPs / RSUs exercised during the year | 1,15,976 | – | 1,15,976 | – |
| (+) Purchase(s) during the year | – | – | 1,15,976 | – |
| (-) Sale(s) during the year | (1,15,976) | – | – | – |
| At the end of the year | | | – | – |

(1) Percentage calculated on the paid-up share capital (218,41,14,257 shares) as at the beginning of the year

(2) Percentage calculated on the paid-up share capital (436,17,33,444 shares) as at the end of the year

(3) KMP as defined under Section 2(51) of the Companies Act, 2013

(4) KMP as defined under Ind AS 24, *Related Party Disclosures*, appointed by the Board

(5) Resigned as CFO effective November 16, 2018

(6) Appointed as Interim CFO effective November 16, 2018 and on appointment of Nilanjan Roy as CFO effective March 1, 2019, redesignated as Deputy CFO effective March 1, 2019

The following directors and KMP did not hold any shares during fiscal 2019:

- Roopa Kudva – Independent Director
- Michael Gibbs – Independent Director
- Nilanjan Roy – Chief Financial Officer
- D. Sundaram – Independent Director
- Dr. Punita Kumar-Sinha – Independent Director

## (vi) Shareholding pattern of top 10 shareholders as of March 31, 2019

| Name of the shareholder[1] | Shareholding at the beginning of the year | | Cumulative shareholding during the year | |
|---|---|---|---|---|
| | No. of shares | % of total shares of the Company[2] | No. of shares | % of total shares of the Company[2][3] |
| Life Insurance Corporation of India | | | | |
| At the beginning of the year | 14,95,14,017 | 6.85 | | |
| Purchase(s) prior to bonus | – | – | 14,95,14,017 | 6.85 |
| Sale(s) prior to bonus | (2,000) | – | 14,95,12,017 | 6.85 |
| Bonus shares credited on Sep 6, 2018 | 14,95,12,017 | | 29,90,24,034 | 6.85 |
| Purchase(s) post bonus | – | – | 29,90,24,034 | 6.85 |
| Sale(s) post bonus | (4,46,91,658) | (1.02) | 25,43,32,376 | 5.83 |
| At the end of the year | | | 25,43,32,376 | 5.83 |
| HDFC Mutual Fund | | | | |
| At the beginning of the year | 6,07,33,054 | 2.78 | | |
| Purchase(s) prior to bonus | 1,26,84,114 | 0.58 | 7,34,17,168 | 3.36 |
| Sale(s) prior to bonus | (1,04,70,327) | (0.48) | 6,29,46,841 | 2.88 |
| Bonus shares credited on Sep 6, 2018 | 6,29,46,841 | | 12,58,93,682 | 2.88 |

| Name of the shareholder[1] | Shareholding at the beginning of the year | | Cumulative shareholding during the year | |
|---|---|---|---|---|
| | No. of shares | % of total shares of the Company[2] | No. of shares | % of total shares of the Company[2][3] |
| Purchase(s) post bonus | 26,15,065 | 0.06 | 12,85,08,747 | 2.94 |
| Sale(s) post bonus | (22,54,508) | (0.05) | 12,62,54,239 | 2.89 |
| At the end of the year | | | 12,62,54,239 | 2.89 |
| SBI Mutual Fund | | | | |
| At the beginning of the year | 3,07,49,319 | 1.41 | | |
| Purchase(s) prior to bonus | 1,37,20,843 | 0.63 | 4,44,70,162 | 2.04 |
| Sale(s) prior to bonus | (41,57,986) | (0.19) | 4,03,12,176 | 1.85 |
| Bonus shares credited on Sep 6, 2018 | 4,03,12,176 | | 8,06,24,352 | 1.85 |
| Purchase(s) post bonus | 2,06,59,603 | 0.47 | 10,12,83,955 | 2.32 |
| Sale(s) post bonus | (31,04,225) | (0.07) | 9,81,79,730 | 2.25 |
| At the end of the year | | | 9,81,79,730 | 2.25 |
| Government of Singapore | | | | |
| At the beginning of the year | 2,76,20,153 | 1.26 | | |
| Purchase(s) prior to bonus | 1,44,70,017 | 0.67 | 4,20,90,170 | 1.93 |
| Sale(s) prior to bonus | (7,82,445) | (0.04) | 4,13,07,725 | 1.89 |
| Bonus shares credited on Sep 6, 2018 | 4,13,07,725 | | 8,26,15,450 | 1.89 |
| Purchase(s) post bonus | 88,80,449 | 0.20 | 9,14,95,899 | 2.09 |
| Sale(s) post bonus | (89,30,499) | (0.20) | 8,25,65,400 | 1.89 |
| At the end of the year | | | 8,25,65,400 | 1.89 |
| ICICI Prudential Mutual Fund | | | | |
| At the beginning of the year | 4,03,13,403 | 1.85 | | |
| Purchase(s) prior to bonus | 52,10,960 | 0.23 | 4,55,24,363 | 2.08 |
| Sale(s) prior to bonus | (1,61,75,476) | (0.74) | 2,93,48,887 | 1.34 |
| Bonus shares credited on Sep 6, 2018 | 2,93,48,887 | | 5,86,97,774 | 1.34 |
| Purchase(s) post bonus | 3,33,87,092 | 0.77 | 9,20,84,866 | 2.11 |
| Sale(s) post bonus | (1,58,03,569) | (0.36) | 7,62,81,297 | 1.75 |
| At the end of the year | | | 7,62,81,297 | 1.75 |
| Vanguard Emerging Markets Stock Index Fund, A Series of Vanguard International Equity Index Fund | | | | |
| At the beginning of the year | 2,97,35,160 | 1.36 | | |
| Purchase(s) prior to bonus | – | – | 2,97,35,160 | 1.36 |
| Sale(s) prior to bonus | (8,33,717) | (0.04) | 2,89,01,443 | 1.32 |
| Bonus shares credited on Sep 6, 2018 | 2,89,01,443 | | 5,78,02,886 | 1.32 |
| Purchase(s) post bonus | 25,88,140 | 0.06 | 6,03,91,026 | 1.38 |
| Sale(s) post bonus | (10,76,172) | (0.02) | 5,93,14,854 | 1.36 |
| At the end of the year | | | 5,93,14,854 | 1.36 |
| Vanguard Total International Stock Index Fund | | | | |
| At the beginning of the year | 2,41,45,242 | 1.11 | | |
| Purchase(s) prior to bonus | 34,17,496 | 0.15 | 2,75,62,738 | 1.26 |
| Sale(s) prior to bonus | – | – | 2,75,62,738 | 1.26 |
| Bonus shares credited on Sep 6, 2018 | 2,75,62,738 | | 5,51,25,476 | 1.26 |
| Purchase(s) post bonus | 37,03,009 | 0.09 | 5,88,28,485 | 1.35 |
| Sale(s) post bonus | (1,16,778) | – | 5,87,11,707 | 1.35 |
| At the end of the year | | | 5,87,11,707 | 1.35 |
| Abu Dhabi Investment Authority | | | | |
| At the beginning of the year | 2,67,37,104 | 1.22 | | |
| Purchase(s) prior to bonus | 29,76,305 | 0.14 | 2,97,13,409 | 1.36 |
| Sale(s) prior to bonus | (18,31,664) | (0.08) | 2,78,81,745 | 1.28 |
| Bonus shares credited on Sep 6, 2018 | 2,78,81,745 | | 5,57,63,490 | 1.28 |
| Purchase(s) post bonus | 36,39,551 | 0.08 | 5,94,03,041 | 1.36 |
| Sale(s) post bonus | (75,16,496) | (0.17) | 5,18,86,545 | 1.19 |
| At the end of the year | | | 5,18,86,545 | 1.19 |
| UTI Mutual Fund | | | | |
| At the beginning of the year | 2,03,48,923 | 0.93 | | |
| Purchase(s) prior to bonus | 33,22,312 | 0.15 | 2,36,71,235 | 1.08 |
| Sale(s) prior to bonus | (28,16,748) | (0.13) | 2,08,54,487 | 0.95 |
| Bonus shares credited on Sep 6, 2018 | 2,08,54,487 | | 4,17,08,974 | 0.95 |
| Purchase(s) post bonus | 65,06,786 | 0.15 | 4,82,15,760 | 1.10 |
| Sale(s) post bonus | (14,93,687) | (0.03) | 4,67,22,073 | 1.07 |
| At the end of the year | | | 4,67,22,073 | 1.07 |

| Name of the shareholder[1] | Shareholding at the beginning of the year | | Cumulative shareholding during the year | |
|---|---|---|---|---|
| | No. of shares | % of total shares of the Company[2] | No. of shares | % of total shares of the Company[2][3] |
| ICICI Prudential Life Insurance Company Limited | | | | |
| At the beginning of the year | 2,82,00,618 | 1.29 | | |
| Purchase(s) prior to bonus | 41,99,250 | 0.19 | 3,23,99,868 | 1.48 |
| Sale(s) prior to bonus | (72,10,065) | (0.33) | 2,51,89,803 | 1.15 |
| Bonus shares credited on Sep 6, 2018 | 2,51,89,803 | | 5,03,79,606 | 1.15 |
| Purchase(s) post bonus | 1,47,52,250 | 0.34 | 6,51,31,856 | 1.49 |
| Sale(s) post bonus | (1,92,33,924) | (0.44) | 4,58,97,932 | 1.05 |
| At the end of the year | | | 4,58,97,932 | 1.05 |

Note : The total number of shares has increased due to issuance of bonus shares in September 2018 in the ratio of 1:1.

The date-wise increase / decrease in shareholding of the top 10 shareholders is part of *Additional Information*, available on our website, www.infosys.com

[1] Based on PAN

[2] Percentage calculated on the paid-up share capital (218,41,14,257 shares) as at the beginning of the year

[3] Percentage calculated on the paid-up share capital (436,17,33,444 shares) as at the end of the year

## V. Indebtedness

The Company has not availed any loan during the year and is a debt-free company.

## VI.(a) Remuneration of Managing Director (MD), whole-time directors (WTD) and / or manager

in ₹ crore

| Particulars of remuneration | Name of MD / WTD / Manager | | Total amount |
|---|---|---|---|
| | Salil Parekh[2] | U.B. Pravin Rao[3] | |
| Gross salary | | | |
| Salary as per provisions contained in Section 17(1) of the Income-tax Act, 1961 | 16.65 | 8.05 | 24.70 |
| Value of perquisites u/s 17(2) of the Income-tax Act, 1961 | – | – | – |
| Profits in lieu of salary under Section 17(3) of the Income-tax Act, 1961 | – | – | – |
| Stock option[1] | [2]7.64 | [3]0.81 | 8.45 |
| Sweat equity | – | – | – |
| Commission as % of profit | – | – | – |
| Others[4] | 0.38 | 0.19 | 0.57 |
| Total (A) | 24.67 | 9.05 | 33.72 |
| Ceiling as per the Act | | | 2,088 |

Notes : The details in the above table are on accrual basis

[1] In accordance with the definition of perquisites under the Income-tax Act, 1961, the remuneration includes the value of stock incentives only on those shares that have been exercised during the period. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2019 is mentioned in the notes below.

[2] a) Perquisites value of stock incentives on account of exercise of 1,03,604 RSUs during fiscal 2019.

b) On the recommendation of the nomination and remuneration committee, in accordance with the terms of his employment agreement, under the 2015 Plan, the Board granted 2,17,200 performance-based Restricted Stock Units (RSUs) (adjusted for the September 2018 bonus issue) with an effective date of May 2, 2018.

c) On the recommendation of the nomination and remuneration committee, in accordance with the terms of his employment agreement, under the 2015 Plan, the Board approved the grant of annual time-based RSUs for fiscal 2019 of 42,930 RSUs. The grants were made effective February 1, 2019.

d) The Board, on April 12, 2019, based on the recommendations of the nominations and remuneration committee, approved the performance-based grant of RSUs amounting to ₹13 crore for the financial year 2020 under the 2015 Plan. These RSUs will vest in line with the current employment agreement. The RSUs will be granted effective May 2, 2019 and the number of RSUs will be calculated based on the market price at the close of trading on May 2, 2019.

[3] a) Perquisites value of stock incentives on account of exercise of 6,812 RSUs (not adjusted for the September 2018 bonus issue) during fiscal 2019.

b) On the recommendation of the nomination and remuneration committee, in accordance with the terms of his employment agreement, under the 2015 Plan, the Board approved grant of 68,250 RSUs, based on his performance in fiscal 2018. The grants were made effective February 1, 2019.

[4] Includes retirals

## VI. (b)Remuneration to KMP other than MD / Manager / WTD

in ₹ crore

| Particulars of remuneration | Key managerial personnel | | Others[2] | Total |
|---|---|---|---|---|
| | CFO[1] | Company Secretary | | |
| Gross salary | | | | |
| Salary as per provisions contained in Section 17(1) of the Income-tax Act, 1961 | 8.23 | 0.69 | 26.99 | 35.91 |
| Value of perquisites u/s 17(2) of the Income-tax Act, 1961 | – | – | – | – |
| Profits in lieu of salary under Section 17(3) of the Income-tax Act, 1961 | – | – | – | – |
| Stock option[3][4] | 1.85 | 0.11 | 14.16 | 16.12 |
| Sweat equity | – | – | – | – |
| Commission as % of profit | – | – | – | – |
| Others[5] | 0.22 | 0.03 | 2.97 | 3.22 |
| Total | 10.30 | 0.83 | 44.12 | 55.25 |

Notes : The details in the above table are on accrual basis

[1] a) M.D. Ranganath resigned as Chief Financial Officer effective November 16, 2018; hence, his remuneration for fiscal 2019 is from April 1, 2018 to November 16, 2018. All the unvested outstanding RSUs and ESPOs were forfeited on resignation

b) Jayesh Sanghrajka was appointed as Interim Chief Financial Officer effective November 17, 2018. He resumed his responsibilities as Deputy Chief Financial Officer effective March 1, 2019; hence, remuneration for fiscal 2019 is from November 17, 2018 to February 28, 2019.

c) Nilanjan Roy appointed as Chief Financial Officer effective March 1, 2019; hence, remuneration for fiscal 2019 is from March 1, 2019 to March 31, 2019. The Board, on April 12, 2019, under the 2015 Plan, based on the recommendations of the nomination and remuneration committee, approved the grant of annual time-based RSUs of fair value ₹1.75 crore, in accordance with his employment agreement. The committee also approved an annual performance-based RSUs of fair value ₹0.75 crore in accordance with his employment agreement. The RSUs will be granted effective May 2, 2019 and the number of RSUs will be calculated based on the market price at the close of trading on May 2, 2019.

[2] The following executives were named as KMP as defined under Ind AS 24, *Related Party Disclosures*. Hence, the remuneration for these KMP for fiscal 2019 has been collectively disclosed under others

- Krishnamurthy Shankar
- Inderpreet Sawhney
- Ravi Kumar S.
- Mohit Joshi

[3] In accordance with the definition of perquisites under the Income-tax Act, 1961, the remuneration includes the value of stock incentives only on those shares that have been exercised during the period. Accordingly, the value of stock incentives granted during the period is not included.

[4] During fiscal 2019, 3,72,100 RSUs were granted under the 2015 Plan to KMP, excluding CEO and COO. [5] Includes retirals

## VI.(c) Remuneration to other directors

in ₹ crore

| Particulars of remuneration | Name of director | | | | | | | | Total Amount |
|---|---|---|---|---|---|---|---|---|---|
| | Nandan M. Nilekani[1] | Ravi Venkatesan[2] | Kiran Mazumdar-Shaw | Roopa Kudva | Dr. Punita Kumar-Sinha | D.N. Prahlad | D. Sundaram | Michael Gibbs[3] | |
| Independent directors | | | | | | | | | |
| Fee for attending Board / committee meetings | – | – | – | – | – | – | – | – | – |
| Commission | – | 0.14 | 1.04 | 1.03 | 1.50 | 0.96 | 1.04 | 0.75 | 6.46 |
| Others, please specify | – | – | – | – | – | – | – | – | – |
| Total(1) | – | 0.14 | 1.04 | 1.03 | 1.50 | 0.96 | 1.04 | 0.75 | 6.46 |
| Other non-executive directors | | | | | | | | | |
| Fee for attending Board / committee meetings | – | – | – | – | – | – | – | – | – |
| Commission | – | – | – | – | – | – | – | – | – |
| Others, please specify | – | – | – | – | – | – | – | – | – |
| Total(2) | – | – | – | – | – | – | – | – | – |
| Total(1+2) | – | 0.14 | 1.04 | 1.03 | 1.50 | 0.96 | 1.04 | 0.75 | 6.46 |
| Total managerial remuneration | – | 0.14 | 1.04 | 1.03 | 1.50 | 0.96 | 1.04 | 0.75 | 6.46 |
| Overall ceiling as per the Act | | | | | | | | | 209 |

Notes : The details in the above table are on accrual basis. Additionally, independent directors are also reimbursed for expenses incurred in performance of official duties.

[1] Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company.

[2] Resigned as Member of the Board effective May 11, 2018 [3] Appointed effective July 13, 2018

## Penalties / Punishment / Compounding of Offences

The Company, its directors or other officers were not subject to penalties / punishment / compounding of offences during fiscal 2019.

## Annexure 7 – Annual report on CSR activities

*[Pursuant to Section 135 of the Companies Act, 2013]*

Over the years, we have been focusing on sustainable business practices encompassing economic, environmental and social imperatives that not only cover business, but also the communities around us. Our Corporate Social Responsibility (CSR), thus, is not limited to philanthropy, but also includes a number of initiatives that lead to social development, conservation of natural resources using technology and other innovative means, and the reduction of our carbon footprint.

Infosys Foundation ("the Foundation"), our CSR trust, was established in 1996 with a vision to boosting our CSR initiatives. This was long before the Companies Act, 2013 mandated that a company should function through a registered trust or society for any CSR activities to be undertaken by it. The Foundation publishes a report of its yearly activities, which along with other details of the Foundation's activities, is available on https://www.infosys.com/infosys-foundation.

### CSR committee

The CSR committee of the Board is responsible for overseeing the execution of the Company's CSR Policy. The CSR committee comprises three independent directors and the COO and Whole-time Director. The members of the CSR committee are:

- Kiran Mazumdar-Shaw, *Chairperson*
- U.B. Pravin Rao
- Roopa Kudva
- Dr. Punita Kumar-Sinha

### Our objectives

Our broad objectives, as stated in our CSR Policy, include:

- Making a positive impact on society through economic development and reduction of our resource footprint.
- Taking responsibility for the actions of the Company while also encouraging a positive impact through supporting causes concerning the environment, communities and our stakeholders.

For more details on our CSR policy, visit https://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf.

### Focus areas

The Foundation's focus areas are:

- Art and culture
- Destitute care
- Environmental sustainability
- Eradication of hunger and promotion of education
- Healthcare
- Rural development, rehabilitation and disaster relief

### Financial details

Section 135 of the Companies Act, 2013 and Rules made under it prescribe that every company having a net worth of ₹500 crore or more, or turnover of ₹1,000 crore or more, or a net profit of ₹5 crore or more during any financial year shall ensure that it spends, in every financial year, at least 2% of the average net profits made during the three immediately preceding financial years, in pursuance of its CSR Policy. The provisions pertaining to CSR as prescribed under the Companies Act, 2013 are applicable to Infosys Limited.

The financial details as sought by the Companies Act, 2013 for fiscal 2019 are as follows:

in ₹ crore

| Particulars | Amount |
|---|---|
| Average net profit of the Company for the last three financial years | 17,018 |
| Prescribed CSR expenditure (2% of the average net profit as computed above) | |
| Total amount to be spent for the financial year | 340.35 |
| Amount spent | 342.04 |
| Amount unspent | – |

The Foundation primarily works with non-governmental organizations as the nodal agency for implementing projects. The major projects and heads under which the outlay amount was spent in fiscal 2019 are as follows:

in ₹ crore

| Theme-based CSR project / activity / beneficiary | Location of the project / program | Amount outlay (budget) | Amount spent on the projects or programs in fiscal 2019 | Cumulative expenditure up to the reporting period |
|---|---|---|---|---|
| (i) Expenditure on projects / programs through the Foundation | | | | |
| Destitute care and rehabilitation | | | | |
| Relief to martyrs' families | Pan-India | 10.10 | 10.10 | 10.10 |
| Kidwai Memorial Institute of Oncology | Bengaluru | 22.00 | 7.93 | 7.93 |
| Aiding flood relief efforts | Karnataka, Kerala, Tamil Nadu | 7.05 | 7.05 | 7.05 |
| Infosys Asha Nivas – Tata Memorial Center | Mumbai | 48.00 | 6.85 | 6.85 |
| Construction of zoo protection wall | Cheruvupalli, Andhra Pradesh | 16.08 | 4.87 | 4.87 |
| Dharmashala – Kidwai | Kalaburagi, Karnataka | 6.37 | 3.70 | 6.37 |
| Rural development projects | | | | |
| Road construction | Mudipu, Karnataka | 28.80 | 5.00 | 22.80 |
| Collectives for Integrated Livelihood Initiatives | Jamshedpur | 5.11 | 2.61 | 5.11 |
| Seva Bharati Purbanchal | Guwahati | 3.80 | 2.30 | 3.80 |
| Sahakara Mitra Samstha – Centre for Collective Development | Chittoor, Andhra Pradesh | 5.00 | 2.10 | 5.00 |
| Advaita Ashrama | Mayavati, Uttarakhand | 3.00 | 2.00 | 2.00 |
| Kanipakam School | Chittoor, Andhra Pradesh | 1.56 | 1.29 | 1.56 |
| Kalyan Ashram | Guwahati | 2.00 | 1.00 | 2.00 |
| Saraswathi Education and Welfare Trust | Bengaluru | 3.00 | 1.00 | 1.00 |
| Shishu Shiksha Samiti | Guwahati | 2.00 | 1.00 | 2.00 |
| N M Sadguru Water and Development Foundation | Jhalawar, Kota and Banswara, Rajasthan | 1.62 | 1.00 | 1.62 |
| Promoting education, enhancing vocational skills | | | | |
| Infosys Science Foundation | Bengaluru | 64.00 | 64.00 | 64.00 |
| Data Security Council of India | Bengaluru | 19.15 | 11.15 | 11.15 |
| Indraprastha Institute of Information Technology | New Delhi | 14.50 | 4.00 | 14.50 |
| Aarohan Social Innovation Awards | Pan-India | 3.52 | 3.52 | 3.52 |
| International Centre for Theoretical Sciences | Bengaluru | 15.70 | 2.15 | 6.85 |
| Indian Institute of Information Technology | Dharwad, Karnataka | 16.00 | 2.00 | 2.00 |
| Ramakrishna Mission, Shivanahalli | Shivanahalli, Karnataka | 6.00 | 1.93 | 1.93 |
| Bhandarkar Oriental Research Institute | Pune | 9.13 | 1.68 | 1.68 |
| Library project | Krishna and Guntur districts, Andhra Pradesh | 1.43 | 1.43 | 1.43 |
| Kailash Satyarthi Children's Foundation | New Delhi | 3.30 | 1.10 | 3.30 |
| Protection of national heritage, restoration of historical sites, promotion of art and culture | | | | |
| Vasantha Vallabha Trust | Bengaluru | 9.01 | 7.07 | 9.01 |
| Water bodies rejuvenation | Melukote, Karnataka | 6.00 | 1.30 | 1.30 |
| Promoting healthcare including preventive healthcare | | | | |
| Kidwai Memorial Institute of Oncology | Bengaluru | 10.73 | 5.88 | 10.73 |
| Sri Ramakrishna Ashrama Charitable Hospital | Thiruvananthapuram | 5.17 | 5.17 | 5.17 |
| BMC Development Trust | Bengaluru | 2.00 | 1.50 | 1.50 |
| Meditation Centre | Kairangala, Karnataka | 4.68 | 4.68 | 4.68 |
| Sadguru Seva Sangh Trust | Satna, Madhya Pradesh | 5.00 | 1.50 | 2.30 |

| Theme-based CSR project / activity / beneficiary | Location of the project / program | Amount outlay (budget) | Amount spent on the projects or programs in fiscal 2019 | Cumulative expenditure up to the reporting period |
|---|---|---|---|---|
| Others | Various locations | 17.84 | 17.84 | 17.84 |
| (ii) Expenditure on projects / programs by Infosys | | | | |
| Environmental sustainability and ecological balance | | | | |
| Infrastructure for Bengaluru Metro | Konappana Agrahara, Bengaluru | 180.00 | 10.75 | 10.75 |
| Renewable energy – Solar projects[1] | Manikonda, Telangana Attipra, Kerala Arisal, Odisha Chengalpet, Tamil Nadu | 39.00 | 21.99 | 29.16 |
| Renewable energy – Solar project[1] | Sira, Karnataka | 164.80 | 22.22 | 160.33 |
| Renewable energy – Solar project[1] (support infrastructure including inverters, trackers, transformers and others) | Sira, Karnataka | 208.63 | 52.42 | 127.41 |
| Rejuvenation of lake | Hebbal, Mysuru | 60.00 | 14.02 | 36.48 |
| Biogas project | Ramanagara, Karnataka | 25.12 | 13.43 | 18.87 |
| LED streetlight project | Kherapa, Anwana, Mailana, Bhawi, Banwara, Rampura, Kalali, Antan, Bhuriyasini, Undra and Sedariya, Rajasthan | 5.45 | 5.45 | 5.45 |
| Multipurpose solar lamps | Udaipur, Rajasthan | 1.36 | 1.36 | 1.36 |
| Improved cook stove projects | Udaipur, Rajasthan Satara, Maharashtra | 22.67 | 1.43 | 20.24 |
| (iii) Overhead | | | | |
| Administrative expenses | Bengaluru | 1.27 | 1.27 | 1.27 |
| | | 1,086.95 | 342.04 | 664.27 |

Notes: 1. A few of the projects undertaken in the table above are multi-year projects.

2. CSR spend in Bengaluru: ₹ 119.60 crore

[1] Spent towards construction / acquisition of assets

## Our CSR responsibilities

We hereby affirm that the CSR Policy, as approved by the Board, has been implemented and the CSR committee monitors the implementation of the projects and activities in compliance with our CSR objectives.

## Global CSR activities

Over and above the requirements of the Companies Act, 2013, Infosys has expanded its CSR footprint globally. The details of the activities of Infosys Foundation USA in fiscal 2019 is provided in the *Board's report*. The expenditure made on CSR through Infosys Foundation USA is given in the table below:

| Focus area | Amount in US$ |
|---|---|
| Teacher training | 3,013,794 |
| Student education and services | 580,000 |
| Advocacy and awareness | 392,552 |
| Classroom aids, curriculum and research | 220,000 |
| Overhead – Operating expenses | 52,535 |
| Grand total | 4,258,881 |

Sd/-

Kiran Mazumdar-Shaw
*Chairperson, CSR Committee*

Sd/-

Salil Parekh
*Chief Executive Officer and Managing Director*

Bengaluru
April 11, 2019

## Annexure 8 – Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

*[Particulars pursuant to the Companies (Accounts) Rules, 2014]*

### Resource conservation initiatives

In our persistent efforts to delink business growth from resource consumption, we continued our focus on designing high-efficiency new buildings and implementing retrofits in existing buildings. We have achieved a significant reduction in resource intensity over the years and by sharing our case studies, we hope to set an example for the industry.

Energy : All our new buildings are designed as per the highest efficiency standards starting from the building facade to lighting to air-conditioning to UPS systems. In existing buildings, retrofits are taken up to ensure inefficiency in systems and equipment is minimized and old equipment are replaced with new efficient ones based on data analysis. One of the primary drivers for implementing our initiatives year-on-year has been the wealth of data we have collected by installing energy meters. The meters installed across buildings and systems over the years bring in continuous accurate data on energy consumption, which is then analyzed by our experts to identify opportunities for savings. The data provides feedback on the initiatives implemented and also provides valuable inputs to the design of new buildings.

Retrofits : We continue to focus on deep retrofits in our buildings for business improvement. Critical retrofit projects have been taken up across our campuses in India to address the following areas : resource conservation, end-of-life of equipment, indoor environment quality improvement and technology upgrade.

Projects have been implemented in the following areas : air-conditioning systems, heating, lighting, plumbing and water management, smart buildings, data centers, electrical systems, fire-fighting systems, waste management and indoor environment quality improvement.

Along with resource conservation, the end-of-life / technology upgrade projects help improve quality of operations, build higher reliability and improve overall user experience. This year, we reduced our connected load across campuses by an additional 1 MW, leading to a total reduction of 33 MW in connected load through retrofits.

Renewable energy : We have installed solar photo-voltaic (solar PV) plants in our campuses in addition to purchasing green power from third-party power producers, while at the same time, we are working with governments in different states to enable the right policies for large-scale adoption of green power.

In fiscal 2019, we commissioned the 30 MW solar plant in Sira, Karnataka. We also added 2.8 MW of solar PV capacity in our campuses. With this, we now have 49 MW of total solar power plant capacity, including rooftop and ground-mounted systems.

Green buildings : In fiscal 2019, our building in Shanghai, China, became our first building outside India to receive the LEED Platinum rating from the US Green Building Council.

We also received LEED Platinum rating for our buildings in Bengaluru, Pune, Mysuru, Chennai and Chandigarh. We now have 30 projects at Infosys with the highest level of green building certification, spanning a total of 19 million sq. ft. About 4 million sq. ft. of our ongoing projects are currently undergoing green building certification.

All our new buildings follow the highest standards of resource efficiency and set new benchmarks for reduced environmental footprint. In the process, we also aim to achieve the highest level of green building certification.

Water management : Our approach to water management is to reduce usage, recycle 100% of the wastewater, reuse the treated wastewater and capture rainwater effectively. We have continued our efforts in these areas and augmented the capacity to recharge rainwater, deployed smart water metering and implemented automation in sewage treatment plants. In addition, we have created several lakes in our campuses to harvest and store rainwater.

Waste management : The objective of our waste management efforts is to minimize waste to landfills, and ensure proper recycling and disposal of different types of waste generated, in adherence to applicable legislation. In fiscal 2019, we added capacity for treating organic waste within our campuses.

Today, we have biogas plants with a total treatment capacity of 3.7 million kg / annum, organic waste converters with a total treatment capacity of 2.6 million kg / annum and sludge dryers with a total capacity of 3.5 million kg / annum.

Automation at our biogas plants has reduced manual operations and ensured optimum conditions to maintain plant efficiency.

Infosys declared its commitment to curbing plastic usage through a pledge to reduce plastic generation by half. Several initiatives have been taken up to meet this commitment.

Carbon offset : As stated in our 2018 Sustainability Report, we are well on our way to being carbon neutral over the next few years. We have implemented a portfolio of community-based offset projects focusing on sustainable development in line with the UN sustainability development goals.

These projects include interventions such as construction of household biogas units or distribution of efficient cook stoves to replace traditional cooking methods in rural India. The portfolio also includes solar lighting projects in remote locations in India with no or limited access to grid. As of March 31, 2019, over 1,00,000 families continue to benefit socially and economically through our projects, while generating offsets of over 3,00,000 tCO2e.

### Health, safety and environment

We have integrated climate change actions into our Company strategy. Our Health, Safety and Environmental Management System (HSEMS), called Ozone, seeks to provide a safe and healthy workplace to our employees, visitors and contract workers and achieve high standards of environmental protection. It also strives to keep interested parties well-informed, trained and committed to our HSE process. We are certified to ISO14001:2015 and OHSAS 18001:2007 at most of our campuses in India.

## Technology absorption

Smart IT – Test bed for Infosys Digital Transformation: Worldwide digital experience is getting transformed, and Infosys is showing its clients the way to navigate this journey. One of the first steps is to undergo the transformation within. This is the journey that we have embarked upon at InfosysIT.

InfosysIT aspires to provide 'consumer-grade user experience with industry-grade security' to our employees. We have adopted a mobile-first approach. Our enterprise mobile app, InfyMe, enables 100+ frequently-used features on the go and is presently being used by more than 1,20,000 users, with 18,000 transactions per day. The app is built on a multi-layered open source architecture. Micro-services helped repackage legacy monolith applications into micro-applications which can be deployed independently. The incorporation of telemetry provided observability and intelligent insights into usage and user behavior.

The entire suite of apps is compliant with data privacy and other local regulatory guidelines. At the same time, we have implemented advanced security controls and threat analytics to protect Infosys assets from cyber threats and insider attacks.

Out of our total service requests, 23.6% were automated through our self-help portal, while 20% were serviced without manual intervention. Infosys NIA®, our knowledge-based AI platform, has been leveraged to bring in self-healing capabilities within our applications. We also deployed bots to answer routine queries and perform periodic health checks using machine learning.

Open-stack-based and microservices-enabled Platform as a Service (PaaS) has been deployed to agile provisioning and on-the-fly scale-out of resources.

## Energy-efficient IT infrastructure

We have adopted a multi-pronged strategy to make our IT infrastructure energy-efficient and green. Some of the measures implemented are:

Public cloud adoption: Currently, 50% of our internal compute workload has been migrated to public cloud. Also, 2,00,000 mailboxes have been migrated to Exchange Online.

Datacenter modernization: InfosysIT launched a strategic initiative to modernize the datacenter IT landscape to make it future-ready. Rack scale design and density-optimized hyperscale platforms have been deployed to deliver high-density server virtualization and consolidation across the enterprise. The hyperscale platforms are open-driven infrastructure innovations which provide cloud-scale agility and enables efficient resource pooling and utilization. This initiative has delivered 70% power savings on green energy efficiency aspects and drastically reduced the total cost of ownership for the organization.

Server power management: Our automated power management tool continuously monitors the workload on each virtual machine (VM) on premises and on public cloud, and manages the shutdown based on threshold. This has yielded power savings of around 25% per VM. Terminator is an in-house application that ensures shutdown of unattended desktops after business hours, and has resulted in 20% electricity savings across locations.

## Research and development (R&D) expenditure

On a standalone basis, the total R&D expenditure for fiscals 2019 and 2018 is as follows:

in ₹ crore

| | 2019 | 2018 |
|---|---|---|
| Revenue expenditure | 416 | 374 |
| Capital expenditure | 35 | – |
| Total | 451 | 374 |
| R&D expenditure / revenue (%) | 0.6 | 0.6 |

## Future plan of action

We will continue to collaborate with leading national and international universities, product vendors and technology startup companies. We are creating an ecosystem to co-create business solutions on client-specific business themes.

## Foreign exchange earnings and outgo

We have established a substantial direct marketing network around the world, including North America, Europe and Asia Pacific. These offices are staffed with sales and marketing specialists who sell our services to large international clients.

Activity in foreign currency – standalone

in ₹ crore

| | 2019 | 2018 |
|---|---|---|
| Earnings | 71,719 | 60,329 |
| Expenditure | 39,467 | 31,358 |
| Net foreign exchange earnings (NFE) | 32,252 | 28,971 |
| NFE / earnings (%) | 45.0 | 48.0 |

for and on behalf of the Board of Directors

Sd/-

Nandan M. Nilekani
*Chairman*

Sd/-

Salil Parekh
*Chief Executive Officer and Managing Director*

Bengaluru
April 12, 2019

## Annexure 9 – Corporate policies

We seek to promote and follow the highest level of ethical standards in all our business transactions guided by our value system. The SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and SEBI (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2018 mandate the formulation of certain policies for all listed companies. The corporate governance policies are available on the Company's website, at https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx/. The policies are reviewed periodically by the Board and updated as needed. During the year, the Board revised and adopted some of its policies.

Key policies that have been adopted are as follows:

| Name of the policy | Brief description | Web link | Summary of key changes |
|---|---|---|---|
| Whistleblower Policy (Policy on vigil mechanism) | The Company has adopted a whistleblower mechanism for directors and employees to report concerns about unethical behavior, actual or suspected fraud, or violation of the Company's code of conduct and ethics. The policy was revised and adopted effective April 1, 2019. | https://www.infosys.com/investors/corporate-governance/Documents/whistleblower-policy.pdf | The Whistleblower policy was amended in line with SEBI (Prohibition of Insider Trading) (Amendment) Regulations, 2018, enabling employees to report instances of leak of Unpublished Price Sensitive Information (UPSI). |
| Code of Conduct and Ethics | The Company has adopted the Code of Conduct and Ethics which forms the foundation of its ethics and compliance program. The policy was revised and adopted effective January 12, 2018. | https://www.infosys.com/investors/corporate-governance/Documents/CodeofConduct.pdf | There has been no change to the policy. |
| Dividend Distribution Policy | The Company adopted the Dividend Distribution Policy effective April 13, 2017. | https://www.infosys.com/investors/corporate-governance/Documents/dividend-distribution.pdf | There has been no change to the policy. |
| Insider Trading Policy | The policy provides the framework in dealing with securities of the Company. The policy was revised and adopted effective April 1, 2019. | https://www.infosys.com/investors/corporate-governance/Documents/insider-trading-policy.pdf | The Insider Trading Policy was amended in line with SEBI (Prohibition of Insider Trading) (Amendment) Regulations, 2018. The key changes include, inter alia, change in the definition of designated persons, maintenance of digital database, internal controls, and policy and procedure for inquiry in case of leak of UPSI. |
| Corporate Policy on Investor Relations | The policy is aimed at providing clear guidelines and procedures for disclosing material information outside the Company in order to provide accurate and timely communications to our shareholders and the financial markets. The policy was revised and adopted effective April 1, 2019. | https://www.infosys.com/investors/corporate-governance/Documents/corporate-policy-statement-investor-relations.pdf | The Corporate Policy on Investor Relations was amended in line with SEBI (Prohibition of Insider Trading) (Amendment) Regulations, 2018, incorporating 'legitimate purpose' in connection with sharing of UPSI. |
| Policy for Determining Materiality for Disclosures | This policy applies to disclosures of material events affecting Infosys and its subsidiaries. This policy is in addition to the Corporate Policy Statement on Investor Relations, which deals with the dissemination of UPSI. The policy was revised and adopted effective January 13, 2017. | https://www.infosys.com/investors/corporate-governance/Documents/policy-determining-materiality-disclosures.pdf | There has been no change to the policy. |

| Name of the policy | Brief description | Web link | Summary of key changes |
| --- | --- | --- | --- |
| Recoupment Policy | The policy deals with the provisions if the Company restates its financial statements. It allows the Company to recover any incentive-based compensation received by an executive officer that is in excess of what would have been payable based on the restated and corrected financial statements. The policy was adopted effective January 14, 2016. | https://www.infosys.com/investors/corporate-governance/Documents/recoupment-policy.pdf | There has been no change to the policy. |
| Nomination and Remuneration Policy | This policy formulates the criteria for determining qualifications, competencies, positive attributes and independence for the appointment of a director (executive / non-executive) and also the criteria for determining the remuneration of the directors, key managerial personnel, senior management and other employees. The policy was revised and adopted effective April 1, 2019. | https://www.infosys.com/investors/corporate-governance/Documents/nomination-remuneration-policy.pdf | The Nomination and Remuneration Policy was amended in line with the requirements of SEBI (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2018. The key changes include, inter alia, addition of the definition of senior management along with recommendations about their remuneration and succession planning. |
| Corporate Social Responsibility Policy | The policy outlines the Company's strategy to bring about a positive impact on society through programs relating to hunger, poverty, education, healthcare, environment and lowering its resource footprint. The policy was adopted effective April 1, 2014. | https://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf | There has been no change to the policy. |
| Policy on Material Subsidiaries | The policy is used to determine the material subsidiaries and material unlisted Indian subsidiaries of the Company and to provide the governance framework for them. The policy was revised and adopted effective April 12, 2019. | https://www.infosys.com/investors/corporate-governance/Documents/material-subsidiaries-policy.pdf | The Policy on Material Subsidiaries was amended in line with the requirements of SEBI (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2018. The key changes include, inter alia, the definition of material subsidiary. |
| Related Party Transaction Policy | The policy regulates all transactions between the Company and its related parties. The policy was revised and adopted effective April 12, 2019. | https://www.infosys.com/investors/corporate-governance/Documents/related-party-transaction-policy.pdf | The Related Party Transaction Policy was amended in line with the requirements of SEBI (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2018. The key changes include, inter alia, threshold limits for determining materiality. |
| Document Retention and Archival Policy | The policy deals with the retention and archival of corporate records of Infosys Limited and all its subsidiaries. The policy was adopted effective December 1, 2015. | https://www.infosys.com/investors/corporate-governance/Documents/document-retention-archival-policy.pdf | There has been no change to the policy. |

# Management's discussion and analysis

## Overview

Infosys is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients in 46 countries to create and execute strategies for their digital transformation.

Our vision is to build a globally-respected organization delivering the best-of-breed business solutions, leveraging technology, delivered by the best-in-class people. We are guided by our value system which motivates our attitudes and actions. Our core values are Client Value, Leadership by Example, Integrity and Transparency, Fairness, and Excellence (C-LIFE).

Our strategic objective is to build a sustainable organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees and generating profitable growth for our investors.

Our clients and prospective clients are faced with transformative business opportunities due to the advances in software and computing technology. The journey to the digital future requires not just an understanding of new technologies and new ways of working, but a deep appreciation of existing technology landscapes, business processes and practices. Our strategy is to be a navigator for our clients as they ideate, plan and execute their journey to a digital future.

We have embraced a four-pronged strategy to strengthen our relevance with clients and drive accelerated value creation :

- Scale Agile Digital
- Energize the core
- Reskill our people
- Expand localization

We have organized our sales and marketing departments into teams that focus on specific geographies and industries, enabling us to customize our service offerings to our clients' needs better. Our primary geographic markets are North America, Europe, Rest of the World, and India, which generated 60.5%, 24.1%, 12.9% and 2.5%, respectively, of our consolidated revenues in the year ended March 31, 2019. We serve clients in financial services; retail; communication; energy, utilities, resources and services; manufacturing; hi-tech and life sciences.

These financial statements are prepared in accordance with the Indian Accounting Standards (Ind AS) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ("the Act") (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act, read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015, and relevant amendment rules issued thereafter.

## I. Industry structure and developments

Software and computing technology is transforming businesses in every industry around the world in a profound and fundamental way. The continued reduction in the unit cost of hardware, the explosion of network bandwidth, advanced software technologies and technology-enabled services are fueling the rapid digitization of business processes and information. The digital revolution is cascading across industries, redefining customer expectations, enabling disruptive market offerings and automating core processes. Traditional business models are being disrupted with digital and software-based business models. This disruption is characterized by personalized user experiences, innovative products and services, extreme cost performance and a disintermediation of the supply chain. Incumbent companies, to win amid this disruption, need to reinvent their business from the core to activate strong efficiency and productivity levers, reimagine the end consumer experience and create impact at scale.

Leveraging technologies and models of the digital era to both extend the value of existing investments and, in parallel, transform and future-proof businesses, is increasingly becoming a top strategic imperative for business leaders. From an IT perspective, the renewal translates to harnessing the efficiency of distributed cloud computing, enabling legacy systems for mobile and sensor access, extracting value out of digitized data, keeping systems relevant, and optimizing the costs of building and running technology systems. As businesses look to new areas and new economics, new and intelligent systems are required to be built with next-generation technologies and with exponentially superior cost-benefit performance.

The fast pace of technology change and the need for technology professionals who are highly skilled in both traditional and digital technology areas are driving businesses to rely on third parties to realize their business transformation. Several technology solution and service providers have emerged over the years, offering different models for clients to consume their solution and service offerings :

- Niche technology consulting companies – who take on time-bound and limited-scope projects for their clients
- Global technology outsourcing companies – who leverage global talent pools to enable business transformation and systematically optimize the IT operations of clients
- Business process management firms – who leverage global talent pools to manage outsourced core business processes of their clients
- Software firms – who provide licensed software that enable the automation of business processes
- Specialty platform and Software-as-a-Service companies – who provide utility-based models for clients to consume software features
- Data analytics companies – who specialize in designing, analyzing and reporting insights from the vast amount of data that corporations are collecting about their customers, operations and markets
- Internal IT departments of the companies themselves, which are usually a cost center for the corporation
- Boutique digital and creative design companies – who provide highly customized digital media experience solutions for enterprises, usually leveraging specialist contract staff.

## II. Financial condition

### Sources of funds

### 1. Equity share capital

We have one class of shares – equity shares of par value ₹5 each. Our authorized share capital is ₹2,400 crore, divided into 480 crore equity shares of ₹5 each. The issued, subscribed and paid-up capital is ₹2,178 crore as at March 31, 2019 and ₹1,092 crore as at March 31, 2018. The movement in share capital is on account of buyback of equity shares, bonus issue of shares and shares issued during the year on exercise of stock options.

#### Bonus issue

The Company has allotted 218,41,91,490 fully-paid-up equity shares (including treasury shares) of face value ₹5 each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders through a postal ballot. The bonus shares were issued by the capitalization of profits transferred from general reserve. A bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged.

#### Share buyback

In line with the Capital Allocation Policy announced in April 2018, the Board, at its meeting on January 11, 2019, approved the buyback of equity shares under the open market route through the Indian stock exchanges, amounting to ₹8,260 crore (maximum buyback size) at a price not exceeding ₹800 per share (maximum buyback price), subject to shareholders' approval by way of a postal ballot. Further, the Board also approved a special dividend of ₹4 per share which resulted in a payout of ₹2,107 crore (including dividend distribution tax).

The buyback is offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through Indian stock exchanges. The shareholders approved the proposal of buyback of equity shares through the postal ballot that concluded on March 12, 2019. At the maximum buyback price of ₹800 per equity share and the maximum buyback size of ₹8,260 crore, the maximum indicative number of equity shares bought back would be 10,32,50,000 (maximum buyback shares) comprising approximately 2.36% of the paid-up equity share capital of the Company.

The Company will fund the buyback from its free reserves. The buyback of equity shares through Indian stock exchanges commenced on March 20, 2019 and is expected to be completed by September 2019. During the year ended March 31, 2019, 1,26,52,000 equity shares were bought back from Indian stock exchanges, which includes 18,18,000 shares which have been purchased but not extinguished as of March 31, 2019 and 36,36,000 shares which have been purchased but have not been settled and therefore not extinguished as of March 31, 2019. Subsequent to the year end, the Company has purchased 81,31,000 shares till April 12, 2019.

After the execution of the above, along with the special dividend (including dividend distribution tax) of ₹ 2,633 crore already paid in June 2018 and ₹2,107 crore paid in January 2019, the Company would complete the distribution of ₹13,000 crore to the shareholders, which was announced as part of its Capital Allocation Policy in April 2018.

In accordance with Section 69 of the Companies Act, 2013, during the year ended March 31, 2019, the Company has created a Capital Redemption Reserve of ₹5 crore, equal to the nominal value of the shares bought back as an appropriation from the general reserve.

#### 2015 Stock Incentive Compensation Plan

On March 31, 2016, pursuant to the approval by the shareholders through a postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan ("the 2015 Plan"). The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares. Out of this, 1,70,38,883 equity shares were to be issued as restricted stock units (RSUs) at par value and 70,00,000 equity shares were to be issued as stock options at market price on the date of the grant. These instruments would generally vest over a period of four years and the Company expects to grant the instruments under the 2015 Plan over the period of four to seven years. The plan numbers mentioned above have not been adjusted for the September 2018 bonus issue.

A controlled trust holds 2,03,24,982 and 1,08,01,956 shares (not adjusted for the September 2018 bonus issue) as at March 31, 2019 and March 31, 2018, respectively, under the 2015 Plan. Out of these, 2,00,000 and 1,00,000 equity shares (not adjusted for the September 2018 bonus issue) have been earmarked for welfare activities of the employees as at March 31, 2019 and March 31, 2018, respectively.

The summary of grants made during fiscals 2019 and 2018 under the 2015 Plan is as follows:

| Particulars | Fiscal 2019 | Fiscal 2018 |
|---|---|---|
| RSU and ESOP | | |
| Salil Parekh, CEO & MD – *(Refer to Note 1)* | 2,60,130 | 2,26,048 |
| U.B. Pravin Rao, COO *(Refer to Note 2)* | 68,250 | 1,40,500 |
| Dr. Vishal Sikka[(a)] | – | 12,01,498 |
| Other KMP[(b)] | 3,47,150 | 6,35,100 |
| Employees other than KMP | 36,65,170 | 33,41,220 |
| | 43,40,700 | 55,44,366 |
| Incentive units – cash-settled | | |
| Other employees | 74,090 | 1,00,080 |
| | 74,090 | 1,00,080 |
| Total grants | 44,14,790 | 56,44,446 |

Information in the above table is adjusted for the September 2018 bonus issue, wherever applicable.

(a) Upon Dr. Vishal Sikka's resignation from the roles of the Company, the unvested RSUs and ESOPs have been forfeited.

(b) Refer to Note 2.23, 'Related party transactions', in both the standalone and consolidated financial statements for details on the appointment and resignation of certain KMP.

Notes:

1. On the recommendation of the nomination and remuneration committee, in accordance with the terms of his employment agreement, the Board:
   a) Granted 2,17,200 performance-based RSUs (adjusted for the September 2018 bonus issue), with an effective date of May 2, 2018.
   b) Approved the grant of annual time-based RSUs for fiscal 2019 of 42,930 RSUs. The grants were made effective February 1, 2019. These grants were issued under the 2015 Plan.

   Further, the Board, on April 12, 2019, based on the recommendations of the nomination and remuneration committee, approved the performance-based grant of RSUs amounting to ₹13 crore for fiscal 2020 under the 2015 Plan. These RSUs will vest in line with the current employment agreement. The RSUs will be granted effective May 2, 2019 and the number of RSUs will be calculated based on the market price at the close of trading on May 2, 2019.
2. On the recommendation of the nomination and remuneration committee, in accordance with the terms of his employment agreement, the Board approved grant of 68,250 RSUs to U.B. Pravin Rao, based on his performance in fiscal 2018. The grants were made effective February 1, 2019.
3. During the years ended March 31, 2019 and March 31, 2018, the Company recorded an aggregate employee stock compensation expense of ₹182 crore and ₹72 crore, respectively, on a standalone basis and ₹202 crore and ₹84 crore, respectively, on a consolidated basis, in the Statement of Profit and Loss.

For additional information on the Company's stock incentive compensation plans, refer to Notes 2.10 and 2.11, Equity, of the standalone and consolidated financial statements, respectively, in this Annual Report.

## 2. Other equity

## A. Reserves and surplus

### Securities premium

On a standalone basis, the balance as at March 31, 2019 and March 31, 2018 amounted to ₹138 crore and ₹28 crore, respectively. On a consolidated basis, the balance was ₹149 crore and ₹36 crore as at March 31, 2019 and March 31, 2018, respectively. Increase in securities premium on both standalone and consolidated basis is mainly on account of transfer of ₹99 crore from stock options outstanding account upon exercise.

### Retained earnings

On a standalone basis, the balance in retained earnings as at March 31, 2019 was ₹54,070 crore after considering ₹13,768 crore for final dividend for fiscal 2018 and special dividend declared in fiscal 2018, interim and special dividend declared in fiscal 2019, including dividend distribution tax thereon. Further, ₹920 crore was transferred to the Special Economic Zone (SEZ) Re-investment Reserve net of utilization out of retained earnings during the year and ₹1,615 crore was transferred to the general reserve on account of declaration of final dividend for fiscal 2018. The balance in retained earnings as at March 31, 2018 was ₹55,671 crore after considering ₹7,500 crore for final dividend for fiscal 2017 and interim dividend for fiscal 2018, including dividend distribution tax thereon.

On a consolidated basis, the balance in retained earnings as at March 31, 2019 was ₹57,566 crore, as compared to ₹58,477 crore in the previous year.

### General reserve

During the year, an amount of ₹1,615 crore was transferred to the general reserve from retained earnings on account of dividend appropriation, as compared to ₹1,382 crore in the previous year. Further, an amount of ₹1,994 crore was utilized for buyback of shares, ₹12 crore was charged as transaction costs relating to buyback and ₹5 crore was transferred to the Capital Redemption Reserve upon buyback in accordance with Section 69 of the Companies Act, 2013. On a standalone and consolidated basis, ₹1,092 crore and ₹1,088 crore were utilized for bonus issue, respectively.

On a standalone basis, the balance in general reserve as at March 31, 2019 amounted to ₹190 crore (previous year ₹1,677 crore). On a consolidated basis, the balance as at March 31, 2019 amounted to ₹1,242 crore (previous year ₹2,725 crore).

### Share options outstanding account

On a standalone and consolidated basis, the share options outstanding account amounted to ₹227 crore as at March 31, 2019, as compared to ₹130 crore as at March 31, 2018. The movement is mainly on account of expense related to share-based payment of employees offset by the exercise of stock options during the year.

### Special Economic Zone Re-investment Reserve

During the year, a net amount of ₹920 crore and ₹987 crore was transferred to SEZ Re-investment Reserve net of utilization on a standalone and consolidated basis, respectively. This reserve has been created out of the profits of eligible SEZ units in terms of the provisions of Section 10AA(1)(ii) of the Income-tax Act, 1961. This reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of Section 10AA(2) of the Income-tax Act, 1961.

### Capital reserve

On a standalone and consolidated basis, the balance as at March 31, 2019 amounted to ₹54 crore, which is the same as the previous year.

### Business transfer adjustment reserve

Profit on transfer of business between entities under common control is taken to business transfer adjustment reserve. On a standalone basis, the balance as at March 31, 2019 is ₹3,219 crore, which is the same as the previous year.

### Capital Redemption Reserve

As of March 31, 2019 and March 31, 2018, the balance was ₹61 crore and ₹56 crore on a standalone and consolidated basis, respectively. Capital Redemption Reserve was created as a result of transfer of the nominal value of shares upon buyback of shares, in accordance with Section 69 of the Companies Act, 2013.

## B. Other comprehensive income

### Equity instruments through other comprehensive income

On a standalone basis, there was an accumulated gain of ₹80 crore and ₹2 crore as of March 31, 2019 and March 31,

2018, respectively, on the fair valuation of equity instruments through other comprehensive income. On a consolidated basis, there was an accumulated gain of ₹72 crore and ₹2 crore as of March 31, 2019 and March 31, 2018, respectively, on the fair valuation of equity instruments through other comprehensive income. The Company has made an irrevocable election to present the subsequent changes in fair value of those instruments in other comprehensive income.

### Effective portion of cash flow hedges

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve, and is transferred to the Statement of Profit and Loss upon the occurrence of the related forecast transaction.

On a standalone and consolidated basis, the balance as at March 31, 2019 is ₹21 crore as compared to less than ₹1 crore, net of tax in the previous year.

### Exchange differences on translating the financial statements of a foreign operation

On a consolidated basis, the balance as at March 31, 2019 amounted to ₹842 crore, whereas the balance as at March 31, 2018 was ₹779 crore.

### Other items of other comprehensive income

Other items of other comprehensive income consist of remeasurement gains / losses on our defined benefit plans and fair value changes on investments, net of taxes.

On a standalone basis, there was a remeasurement loss, net of taxes, of ₹21 crore during the current year, as compared to a remeasurement gain, net of taxes of ₹52 crore during the previous year. On a consolidated basis, there was a remeasurement loss, net of taxes, of ₹22 crore during the current year, as compared to a remeasurement gain, net of taxes, of ₹55 crore during the previous year.

### Total equity attributable to equity holders of the Company

On a standalone basis, the total equity attributable to equity holders of the Company has reduced to ₹62,711 crore as at March 31, 2019 compared to ₹63,502 crore as at March 31, 2018, primarily on account of buyback of equity shares, dividends declared, partially offset by profit earned during the year.

On a consolidated basis, the total equity attributable to equity holders of the Company has marginally increased to ₹64,948 crore as at March 31, 2019 from ₹64,923 crore as at March 31, 2018. The movement was primarily on account of buyback of equity shares, dividends declared, offset by profit earned during the year. On a consolidated basis, the book value per share is ₹150 as at March 31, 2019 compared to ₹149 (adjusted for the September 2018 bonus issue) as at March 31, 2018.

## Application of funds

## 3. Property, plant and equipment

### Additions to gross block – standalone

During the year, additions to gross block were ₹3,040 crore, comprising ₹2,008 crore on infrastructure, ₹1,023 crore in computer equipment and ₹9 crore on vehicles. Our infrastructure investments comprised ₹915 crore on buildings, ₹460 crore on plant and machinery, ₹78 crore to acquire 367 acres of land primarily in Mangaluru, Bengaluru and Mysuru, ₹238 crore on furniture and fixtures,₹130 crore on office equipment, and ₹187 crore on leasehold improvements.

During the previous year, additions to gross block were ₹1,823 crore, comprising ₹1,422 crore on infrastructure, ₹396 crore in computer equipment and ₹5 crore on vehicles. Our infrastructure investments comprised ₹789 crore on buildings, ₹250 crore on plant and machinery, ₹136 crore to acquire 271 acres of land primarily in Kolkata, Tumakuru, Mysuru and Bengaluru, ₹121 crore on furniture and fixtures, ₹78 crore on office equipment, and ₹48 crore on leasehold improvements.

### Additions to gross block – consolidated

During the year, additions to gross block were ₹3,193 crore, comprising ₹2,055 crore on infrastructure, ₹1,129 crore in computer equipment and ₹9 crore on vehicles. Our infrastructure investments comprised ₹916 crore on buildings, ₹462 crore on plant and equipment, ₹78 crore to acquire 367 acres of land primarily in Mangaluru, Bengaluru and Mysuru, ₹254 crore on furniture and fixtures, ₹136 crore on office equipment and ₹209 crore on leasehold improvements. Additions through business combinations during the year is ₹47 crore.

We have reclassified various assets with a gross block of ₹68 crore from assets held for sale during the year ended March 31, 2019. Refer to Note 2.1.2 of the *Consolidated financial statements* for further details.

During the previous year, additions to gross block were ₹1,955 crore, comprising ₹1,479 crore on infrastructure, ₹471 crore in computer equipment and ₹5 crore on vehicles. Our infrastructure investments comprised ₹789 crore on buildings, ₹264 crore on plant and equipment, ₹136 crore to acquire 271 acres of land primarily in Kolkata, Tumakuru, Mysuru and Bengaluru, ₹130 crore on furniture and fixtures, ₹86 crore on office equipment and ₹74 crore on leasehold improvements.

### Deductions to net block – standalone

During the year, we deducted ₹101 crore from the net block on the disposal of various assets as against ₹4 crore in the previous year.

### Deductions to net block – consolidated

During the year, we deducted ₹111 crore from the net block on the disposal of various assets as against ₹9 crore in the previous year.

## Capital expenditure commitments

On a standalone basis, we have a capital expenditure commitment of ₹1,653 crore as at March 31, 2019, as compared to ₹1,405 crore as at March 31, 2018. On a consolidated basis, we have a capital expenditure commitment of ₹1,724 crore as at March 31, 2019, as compared to ₹1,452 crore as at March 31, 2018.

## 4. Goodwill and other intangible assets

On a consolidated basis, carrying value of goodwill as on March 31, 2019 is ₹3,540 crore, which includes additions to goodwill amounting to ₹413 crore on account of acquisition of WongDoody and Fluido, ₹863 crore on account of goodwill reclassified from 'assets held for sale' and increase of ₹53 crore on account of translation. During the previous year, the carrying value of goodwill was ₹2,211 crore (₹1,609 crore was reclassified as 'assets held for sale').

On a consolidated basis, the carrying value of intangible assets as on March 31, 2019 is ₹691 crore whereas on March 31, 2018, it was ₹247 crore (₹323 crore was reclassified from 'assets held for sale'). These primarily consist of intangible assets acquired through business combinations, stated at cost less accumulated amortization. Acquisition from business combinations for the year ended March 31, 2019 is ₹432 crore. Refer to Note 2.3 of the *Consolidated financial statements* for further details.

## 5. Financial assets

### A. Investments

### Subsidiaries

During the year, we have acquired entities and invested additionally in our subsidiaries, for the purpose of operations and expansion.

| Subsidiary | In foreign currency | In ₹ crore |
|---|---|---|
| Infosys Consulting Brazil | CHF 5.9 million | 43 |
| WongDoody Holding Company Inc[(1)] | US$ 38.3 million | 261 |
| Infosys Brazil | US$ 18 million | 127 |
| S.C. Infosys Consulting S.R.L | RON 20 million | 34 |
| Infosys Chile SpA | US$ 1 million | 7 |
| Brilliant Basics Holding Limited | GBP 1.5 million | 13 |
| Infosys Luxembourg S.à r.l. | EUR 0.5 million | 4 |

(1) On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc. (WongDoody), a US-based, full-service creative and consumer insights agency for a cash consideration of ₹261 crore and contingent consideration of up to ₹192 crore on acquisition date.

Investment in equity instruments of subsidiaries are carried at cost as per Ind AS 27, *Separate Financial Statements*.

During the year ended March 31, 2019, EdgeVerve repaid debentures amounting to ₹335 crore.

Additionally, the Company has acquired the following entities through Infosys Consulting Pte Limited (a wholly-owned subsidiary of Infosys Ltd):

### Infosys Compaz Pte Ltd (formerly Trusted Source Pte Ltd)

On November 16, 2018, we acquired 60% stake in Infosys Compaz Pte. Ltd, a Singapore-based IT services company. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to SGD 17 million (approximately ₹91 crore on acquisition date), which includes a cash consideration of SGD 10 million (approximately ₹54 crore) and a contingent consideration of up to SGD 7 million (approximately ₹37 crore on acquisition date).

### Fluido Oy

On October 11, 2018, we acquired 100% voting interests in Fluido Oy (Fluido), a Nordic-based Sales-force advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of up to €65 million (approximately ₹560 crore), comprising cash consideration of €45 million (approximately ₹388 crore), contingent consideration of up to €12 million (approximately ₹103 crore) and retention payouts of up to €8 million (approximately ₹69 crore), payable to the employees of Fluido over the next three years, subject to their continuous employment with the Group.

### Hitachi Procurement Service Co. Ltd.

On April 1, 2019, we acquired 81% voting interests in Hitachi Procurement Service Co., Ltd., (HIPUS), Japan, a wholly-owned subsidiary of Hitachi Ltd, Japan for a total cash consideration of JPY 3.29 billion (approximately ₹206 crore) on fulfilment of closing conditions. The Company has paid an advance of JPY 3.29 billion (approximately ₹206 crore) to Hitachi towards cash consideration on March 29, 2019. HIPUS handles indirect materials purchasing functions for the Hitachi Group.

As of April 12, 2019 (i.e., the date of adoption of financial statements by the Board of Directors), the Company is in the process of finalizing the accounting for acquisition of HIPUS, including allocation of purchase consideration to identifiable assets and liabilities.

### Proposed acquisition

### Stater N.V.

On March 28, 2019, Infosys Consulting Pte Limited (a wholly-owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire 75% of the shareholding in Stater N.V., a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherlands, for a consideration including base purchase price of up to €127.5 million (approximately ₹990 crore) and customary closing adjustments, subject to regulatory approvals and fulfilment of closing conditions.

Refer to *Annexure 1* to the *Board's report* for the statement pursuant to Section 129(3) of the Companies Act, 2013 for the summary of the financial performance of our subsidiaries. The audited financial statements and related information of subsidiaries will be available on our website, www.infosys.com.

## Other investments

We have an innovation fund with an outlay of US$ 500 million to support the creation of a global ecosystem of strategic partners. The fund has invested US$ 59 million to date in the form of minority holdings in early-stage companies. During the year, the Company divested its stake in two investments resulting in a net gain of US$ 8 million. As of March 31, 2019, the fund has an additional US$ 12 million in uncalled / pending capital commitments. The carrying value of investments as on March 31, 2019 is US$ 20 million (₹ 138 crore).

As per Ind AS 109, *Financial Instruments*, all financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Financial assets are subsequently measured at amortized cost, fair value through profit or loss or fair value through other comprehensive income as the case may be.

For disclosures on financial assets including fair value hierarchy and financial risk management, refer to Note 2.9 of the *Standalone financial statements* and Note 2.10 of the *Consolidated financial statements*.

Our investments comprise mutual funds, fixed maturity plan securities, tax-free bonds, non-convertible debentures, certificates of deposit, government securities and commercial paper. Certificates of deposit represent marketable securities of banks and eligible financial institutions for a specified time period with high credit rating by domestic credit rating agencies. Investments made in non-convertible debentures represent debt instruments issued by government-owned institutions.

## B. Trade receivables

On a standalone basis, trade receivables amounted to ₹ 13,370 crore and ₹ 12,151 crore as of March 31, 2019 and March 31, 2018, respectively.

On a consolidated basis, trade receivables amounted to ₹ 14,827 crore and ₹ 13,142 crore as of March 31, 2019 and March 31, 2018, respectively.

Unbilled revenues comprise costs and earnings in excess of billings. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers. On a consolidated basis, days sales outstanding was 66 days for the year ended March 31, 2019, compared to 67 days in the previous year.

As per Ind AS 109, the Group uses Expected Credit Loss (ECL) model to assess the impairment loss or gain. The Group uses a provision matrix to compute the ECL allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors, such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience with the customers.

The movement in ECL during fiscals 2019 and 2018 is as follows:

in ₹ crore

| Particulars | Standalone | | Consolidated | |
|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 |
| Opening balance | 401 | 379 | 449 | 411 |
| Impairment loss recognized | 176 | 18 | 239 | 34 |
| Amount written off | (67) | (3) | (73) | (5) |
| Reclassified under 'Held for Sale' | – | – | – | (1) |
| Translation difference | 11 | 7 | 12 | 10 |
| Closing balance | 521 | 401 | 627 | 449 |

## C. Cash and cash equivalents

On a standalone basis, balance in current and deposit accounts stood at ₹ 10,957 crore as at March 31, 2019, as compared to ₹ 10,789 crore as at March 31, 2018. Deposits with financial institutions stood at ₹ 4,594 crore as at March 31, 2019, as compared to ₹ 5,981 crore as at March 31, 2018.

On a consolidated basis, balance in current and deposit accounts stood at ₹ 14,197 crore as at March 31, 2019, as compared to ₹ 13,168 crore as at March 31, 2018. Deposits with financial institutions stood at ₹ 5,371 crore as at March 31, 2019, as compared to ₹ 6,650 crore as at March 31, 2018. Cash and cash equivalents of ₹ 53 crore was included under 'assets held for sale' as at March 31, 2018. Refer to Note 2.8 of the *Consolidated financial statements* for further details.

Our cash and cash equivalents comprise deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit-rating agencies which can be withdrawn at any point of time without prior notice or penalty on principal.

On a standalone basis, we have a restricted cash balance of ₹ 143 crore as at March 31, 2019, as compared to ₹ 375 crore as at March 31, 2018 and on a consolidated basis, the same was ₹ 358 crore as at March 31, 2019, as compared to ₹ 533 crore as at March 31, 2018. These restrictions are primarily on account of bank balances held as margin money deposit and cash balances held by irrevocable trusts controlled by us. The bank balances in India include both rupee accounts and foreign currency accounts. The bank balances in overseas accounts are maintained to meet the expenditure of the overseas operations and regulatory requirements.

## D. Loans

The details of loans are as follows:

in ₹ crore

| Particulars | Standalone | | Consolidated | |
|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 |
| Non-current | | | | |
| Loans to employees | 16 | 19 | 19 | 36 |
| Current | | | | |
| Loans to subsidiaries | 841 | 185 | – | – |
| Loans to employees | 207 | 208 | 241 | 239 |
| Total | 1,064 | 412 | 260 | 275 |

We provide personal loans and salary advances to employees. Of the total loans and advances of ₹260 crore given to employees on a consolidated basis, ₹241 crore is recoverable in 12 months. The annual rate of interest for these loans vary from 0% to 10%.

Loans to subsidiaries as at March 31, 2019, includes ₹663 crore to Infosys Consulting Pte Ltd, ₹89 crore to Infosys Consulting Holding AG, ₹82 crore to Infosys China, and ₹7 crore given to Brilliant Basics Holdings Limited. As at March 31, 2018, loans to subsidiaries included ₹104 crore to Infosys Consulting Holding AG, ₹73 crore to Infosys China and ₹8 crore given to Brilliant Basics Holdings Limited.

## E. Other financial assets

The details of other financial assets are as follows:

in ₹ crore

| Particulars | Standalone | | Consolidated | |
|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 |
| Non-current | | | | |
| Security deposits | 47 | 48 | 52 | 53 |
| Rental deposits | 149 | 129 | 193 | 171 |
| Restricted deposits | – | – | 67 | 60 |
| Current | | | | |
| Security deposits | 1 | 2 | 4 | 9 |
| Rental deposits | 3 | 6 | 15 | 13 |
| Restricted deposits | 1,531 | 1,415 | 1,671 | 1,535 |
| Unbilled revenues | 1,541 | 3,573 | 2,093 | 4,261 |
| Interest accrued but not due | 865 | 739 | 905 | 766 |
| Foreign currency forward and options contracts | 321 | 16 | 336 | 16 |
| Escrow and other deposits pertaining to buyback | 257 | – | 257 | – |
| Others | 315 | 155 | 224 | 84 |
| Total | 5,030 | 6,083 | 5,817 | 6,968 |

Restricted deposits represent amounts deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

On account of adoption of Ind AS 115, *Revenue from Contracts with Customers*, unbilled revenues where the right to consideration is unconditional upon passage of time is classified as financial assets.

Interest accrued but not due has increased on account of increase in tenure of fixed deposits as compared to previous year partially offset by reduction in investible base as a result of execution of the Capital Allocation Policy of the Company.

Foreign currency forward and options contracts are entered into to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income.

## 6. Other assets

in ₹ crore

| Particulars | Standalone | | Consolidated | |
|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 |
| Non-current | | | | |
| Capital advances | 486 | 420 | 489 | 421 |
| Prepaid gratuity | 25 | 23 | 42 | 43 |
| Deferred contract cost | 226 | 262 | 277 | 262 |
| Prepaid expenses | 95 | 49 | 162 | 111 |
| Withholding taxes and others | 908 | 1,407 | 929 | 1,428 |
| Advance for business combination | – | – | 206 | – |
| Current | | | | |
| Payment to vendors for supply of goods | 94 | 103 | 109 | 119 |
| Deferred contract cost | 52 | 44 | 58 | 44 |
| Prepaid expenses | 580 | 449 | 751 | 472 |
| Unbilled revenues | 2,904 | – | 3,281 | – |
| Withholding taxes and others | 1,290 | 843 | 1,488 | 1,032 |
| Total | 6,660 | 3,600 | 7,792 | 3,932 |

Capital advances represent the amount paid in advance on capital expenditure.

Advance for business combination: On April 1, 2019, Infosys Consulting Pte Limited (a wholly-owned subsidiary of Infosys Limited) acquired 81% of voting interests in Hitachi Procurement Service Co., Ltd., (HIPUS), Japan and paid an advance to Hitachi towards cash consideration on March 29, 2019.

Deferred contract costs are upfront costs incurred for the contract and amortized over the term of the contract.

On account of transition to Ind AS 115, *Revenue from Contracts with Customers*, unbilled revenues where the contractual right to consideration is dependent on completion of contractual milestones is classified as non-financial assets.

Withholding taxes and others represent local taxes payable in various countries in which we operate.

## 7. Deferred tax assets / liabilities

in ₹ crore

| Particulars | Standalone | | Consolidated | |
|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 |
| Deferred tax assets, net | 1,114 | 1,128 | 1,372 | 1,282 |
| Deferred tax liabilities, net | 541 | 505 | 672 | 541 |

Deferred tax assets primarily comprise deferred taxes on property, plant and equipment, compensated absences, trade receivables and credits related to branch profit taxes. Deferred tax liability primarily comprises branch profit taxes, deferred tax on intangible assets and derivative financial instruments.

Net deferred tax asset comprising deferred tax assets less deferred tax liabilities has decreased primarily on account of temporary differences on derivative financial instruments,

branch profit tax, intangible assets pertaining to acquisitions, intangible assets reclassified from 'Held for Sale' partially offset by property, plant and equipment and trade receivables.

## 8. Income tax assets / liabilities

in ₹ crore

| Particulars | Standalone | | Consolidated | |
|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 |
| Income tax assets (net) | 6,293 | 5,710 | 6,743 | 6,070 |
| Income tax liabilities (net) | 1,458 | 1,976 | 1,567 | 2,043 |

Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India can be claimed as a credit against our tax liabilities in India.

## 9. Financial liabilities

The details of trade payables and other financial liabilities are as follows:

in ₹ crore

| Particulars | Standalone | | Consolidated | |
|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 |
| Non-current | | | | |
| Accrued compensation to employees | – | – | 15 | – |
| Compensated absences | 38 | 42 | 44 | 48 |
| Payable for acquisition of business – Contingent consideration | 41 | 13 | 88 | 13 |
| Current | | | | |
| Trade payables | 1,604 | 738 | 1,655 | 694 |
| Unpaid dividends | 29 | 22 | 29 | 22 |
| Accrued compensation to employees | 2,006 | 2,048 | 2,572 | 2,509 |
| Accrued expenses | 2,310 | 1,776 | 3,319 | 2,452 |
| Retention monies | 60 | 63 | 112 | 132 |
| Payable for acquisition of business – Contingent consideration | 75 | 41 | 102 | 41 |
| Capital creditors | 653 | 148 | 676 | 155 |
| Compensated absences | 1,373 | 1,218 | 1,619 | 1,421 |
| Foreign currency forward and options contracts | 13 | 40 | 15 | 42 |
| Financial liability relating to buyback | 1,202 | – | 1,202 | – |
| Payable by controlled trusts | – | – | 168 | 139 |
| Other payables | 807 | 184 | 638 | 33 |
| Total | 10,211 | 6,333 | 12,254 | 7,701 |

Liabilities for accrued compensation to employees include the provision for bonus, accrued salaries, incentives and retention bonus payable to the staff.

Payable for acquisition of business represents contingent consideration payable to the sellers of certain acquired entities depending on the achievement of certain financial targets.

In accordance with Ind AS 32, *Financial Instruments: Presentation*, the Company has recorded a financial liability of ₹1,202 crore for the obligation to acquire its own equity shares to the extent of standing instructions provided to its registered broker for the buyback as of March 31, 2019. The financial liability is recognized at the present value of the maximum amount that the Company would be required to pay to the registered broker for buyback, with a corresponding debit in general reserve / retained earnings (refer to Notes 2.9 and 2.10 of the standalone and consolidated financial statements).

Accrued expenses represent amounts accrued for other operational expenses. Retention monies represent monies withheld on contractor payments, pending final acceptance of their work.

Compensated absences are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation.

## 10. Other liabilities

in ₹ crore

| Particulars | Standalone | | Consolidated | |
|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 |
| Non-current | | | | |
| Deferred income – government grant on land use rights | – | – | 42 | 44 |
| Deferred rent | 140 | 117 | 174 | 151 |
| Accrued gratuity | – | – | 30 | 28 |
| Deferred income | 29 | 36 | 29 | 36 |
| Current | | | | |
| Unearned revenue | 2,094 | 1,887 | 2,809 | 2,295 |
| Client deposits | 19 | 32 | 26 | 38 |
| Withholding taxes and others | 1,168 | 1,029 | 1,487 | 1,240 |
| Deferred income – government grant on land use rights | – | – | 1 | 1 |
| Accrued gratuity | – | – | 2 | – |
| Deferred rent | 54 | 24 | 63 | 32 |
| Total | 3,504 | 3,125 | 4,663 | 3,865 |

Advance client billings in excess of costs and earnings are classified as unearned revenue.

Withholding and other taxes payable represent local taxes payable in various countries in which we operate.

Deferred rent represents liability on account of straight-lining of operating lease payments over the lease term.

## 11. Provisions

Provision for post-sales client support is towards likely cost for providing client support to fixed-price and fixed-timeframe contracts. On a standalone basis, these provisions amounted to ₹505 crore as at March 31, 2019, as compared to ₹436 crore as at March 31, 2018. On a consolidated basis, provision for post-sales client support amounted to ₹576 crore as at March 31, 2019, as compared to ₹492 crore as at March 31, 2018.

## 12. Assets held for sale

Refer to *Board's report* in this Annual Report for details on assets held for sale.

## 13. Adoption of Ind AS 116, *Leases*

On March 30, 2019, the Ministry of Corporate Affairs has notified Ind AS 116, *Leases*. Ind AS 116 will replace the existing leases standard, Ind AS 17, *Leases*, and related interpretations. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. Ind AS 116 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the Statement of Profit and Loss. The standard also contains enhanced disclosure requirements for lessees. Ind AS 116 substantially carries forward the lessor accounting requirements in Ind AS 17.

On completion of evaluation of the effect of adoption of Ind AS 116, the Group is proposing to use the 'Modified Retrospective Approach' for transitioning to Ind AS 116, and take the cumulative adjustment to retained earnings on the date of initial application (April 1, 2019). Accordingly, comparatives for the year ended March 31, 2019 will not be retrospectively adjusted. The Group has elected certain available practical expedients on transition.

The effect of adoption as on the transition date would majorly result in an increase in right of use asset approximately by ₹2,300 crore, net investment in sub-lease approximately by ₹440 crore and an increase in lease liability approximately by ₹3,050 crore at a consolidated level.

# III. Results of our operations

The function-wise classification of the Standalone Statement of Profit and Loss is as follows:

in ₹ crore

| Particulars | Year ended March 31, | | | |
|---|---|---|---|---|
| | 2019 | % | 2018 | % |
| Revenue from operations | 73,107 | 100.0 | 61,941 | 100.0 |
| Cost of sales | 47,412 | 64.8 | 39,138 | 63.2 |
| Gross profit | 25,695 | 35.2 | 22,803 | 36.8 |
| Operating expenses | | | | |
| Selling and marketing expenses | 3,661 | 5.0 | 2,763 | 4.5 |
| General and administration expenses | 4,225 | 5.8 | 3,562 | 5.7 |
| Total operating expenses | 7,886 | 10.8 | 6,325 | 10.2 |
| Operating profit | 17,809 | 24.4 | 16,478 | 26.6 |
| Reduction in the fair value of assets held for sale | (265) | (0.4) | (589) | (1.0) |
| Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' | (469) | (0.6) | – | – |
| Other income, net | 2,852 | 3.9 | 4,019 | 6.5 |
| Profit before tax | 19,927 | 27.3 | 19,908 | 32.1 |
| Tax expense | 5,225 | 7.2 | 3,753 | 6.0 |
| Profit for the year | 14,702 | 20.1 | 16,155 | 26.1 |

The function-wise classification of the Consolidated Statement of Profit and Loss is as follows:

in ₹ crore

| Particulars | Year ended March 31, | | | |
|---|---|---|---|---|
| | 2019 | % | 2018 | % |
| Revenue from operations | 82,675 | 100.0 | 70,522 | 100.0 |
| Cost of sales | 53,867 | 65.2 | 45,130 | 64.0 |
| Gross profit | 28,808 | 34.8 | 25,392 | 36.0 |
| Operating expenses | | | | |
| Selling and marketing expenses | 4,473 | 5.4 | 3,560 | 5.1 |
| General and administration expenses | 5,455 | 6.6 | 4,684 | 6.6 |
| Total operating expenses | 9,928 | 12.0 | 8,244 | 11.7 |
| Operating profit | 18,880 | 22.8 | 17,148 | 24.3 |
| Reduction in the fair value of disposal group held for sale | (270) | (0.3) | (118) | (0.2) |
| Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' | (451) | (0.5) | – | – |
| Other income, net | 2,882 | 3.5 | 3,311 | 4.7 |
| Profit before non-controlling interests / share in net loss of associate | 21,041 | 25.5 | 20,341 | 28.8 |
| Share in net loss of associate including impairment | – | – | (71) | (0.1) |
| Profit before tax | 21,041 | 25.5 | 20,270 | 28.7 |
| Tax expense | 5,631 | 6.9 | 4,241 | 6.0 |
| Profit after tax | 15,410 | 18.6 | 16,029 | 22.7 |
| Non-controlling interests | 6 | – | – | – |
| Profit attributable to the owners of the Company | 15,404 | 18.6 | 16,029 | 22.7 |

## 1. Revenue

Effective April 1, 2018, the Group adopted Ind AS 115, *Revenue from Contracts with Customers*, using the cumulative catch-up transition method applied to contracts that were not completed as at April 1, 2018. The effect on the adoption of Ind AS 115 was insignificant. The adoption of Ind AS 115 required enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts with customers. The details of such disclosure are available in Note 2.16 – 'Revenue from operations' of the standalone and consolidated financial statements in the Annual Report.

The growth in our revenues in fiscal 2019 from fiscal 2018 is as follows:

in ₹ crore

| Particulars | Standalone | | | Consolidated | | |
|---|---|---|---|---|---|---|
| | 2019 | 2018 | % change | 2019 | 2018 | % change |
| Revenue | 73,107 | 61,941 | 18.0 | 82,675 | 70,522 | 17.2 |

The revenues from digital and core services for fiscals 2019 and 2018 are as follows:

in ₹ crore

| Particulars | Consolidated | | |
|---|---|---|---|
| | 2019 | 2018 | % change |
| Digital revenue | 25,797 | 17,992 | 43.4 |
| Core revenue | 56,878 | 52,530 | 8.3 |

Note: Effective fiscal 2018, the Company has started defining digital revenues as a set of use cases that derives business outcomes for our clients across five areas which are experience, insight, innovate, accelerate and assure.

Revenue growth in reported terms includes impact of currency fluctuations. We, therefore, additionally report the revenue growth in constant currency terms which represents the real growth in revenue excluding the impact of currency fluctuations. We calculate constant currency growth by comparing current period revenues in respective local currencies converted to INR using prior-period exchange rates and comparing the same to our prior period reported revenues. Revenue growth in reported numbers was attributable to a number of factors, including an increase in the volume, increase in digital revenue, rupee depreciation, cross-currency movement, as well as an expansion in the solutions that we provide to our clients. Our revenues for fiscal 2019 in constant currency grew by 9%. We added 345 new customers (gross) during fiscal 2019 as compared to 283 new customers (gross) during fiscal 2018. For fiscals 2019 and 2018, 97.3% and 98.5%, respectively, of our revenues came from repeat business, which we define as revenues from a client that also contributed to our revenues during the prior fiscal.

On a consolidated basis, for the year ended March 31, 2019, approximately 97.5% were export revenues whereas 2.5% were domestic revenues, while for the year ended March 31, 2018, 96.8% were export revenues whereas 3.2% were domestic revenues.

Our revenues are generated primarily from services provided either on fixed-price or on fixed-timeframe or on time-and-material basis. Revenues from software services on fixed-price and fixed-timeframe contracts are recognized as per the percentage-of-completion method. On time-and-material contracts, revenue is recognized as related services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple arrangement contracts, which require significant implementation services, where revenue is recognized as per the percentage of-completion method.

Our revenues are segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at client locations or at our development centers outside India, while offshore revenues are for services which are performed at our global development centers in India.

The percentage of our revenues by location from billable IT services professionals for fiscals 2019 and 2018 is as follows:

in %

| Particulars | Standalone | | Consolidated | |
|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 |
| Onsite revenue | 53.0 | 53.1 | 54.9 | 55.4 |
| Offshore revenue | 47.0 | 46.9 | 45.1 | 44.6 |
| Total | 100.0 | 100.0 | 100.0 | 100.0 |

The proportion of work performed at our facilities and at client sites varies from period to period. The services performed onsite typically generate higher revenues per capita, but at lower gross margins in percentage as compared to the services performed at our own facilities in India. Therefore, any increase in the onsite effort impacts our margins.

The details of billable hours expended for onsite and offshore on our IT services professionals for fiscals 2019 and 2018 are as follows:

in %

| Particulars | Standalone | | Consolidated | |
|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 |
| Onsite effort | 27.2 | 27.5 | 28.6 | 29.3 |
| Offshore effort | 72.8 | 72.5 | 71.4 | 70.7 |
| Total | 100.0 | 100.0 | 100.0 | 100.0 |

Revenues and gross profits are also affected by employee utilization rates. We define employee utilization as the proportion of total billed person months to total available person months, excluding sales, administrative and support personnel.

The utilization rates of billable IT services professionals are as follows:

in %

| Particulars | Standalone | | Consolidated | |
|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 |
| Including trainees | 80.1 | 81.8 | 80.1 | 81.2 |
| Excluding trainees | 84.5 | 85.2 | 84.3 | 84.6 |

IT services, wherever mentioned above, represent services excluding business process management services and products and platforms business.

The break-up of revenues from software and professional services and products and platforms is as follows:

in ₹ crore

| Particulars | Standalone | | Consolidated | |
|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 |
| Software and professional services | 72,845 | 61,733 | 78,359 | 66,857 |
| Software products and platforms | 262 | 208 | 4,316 | 3,665 |
| Total revenue from operations | 73,107 | 61,941 | 82,675 | 70,522 |

Refer to the 'Segmental profitability' section in this report for more details on the analysis of segment revenues.

Revenue per employee has decreased from US$ 54,602 in fiscal 2018 to US$ 54,038 in fiscal 2019 on a consolidated basis.

## 2. Expenditure

### Cost of sales – standalone

in ₹ crore

| Particulars | 2019 | % | 2018 | % | Growth % |
|---|---|---|---|---|---|
| Revenues | 73,107 | 100.0 | 61,941 | 100.0 | 18.0 |
| Cost of sales | | | | | |
| Salaries and bonus | 34,524 | 47.2 | 29,266 | 47.2 | 18.0 |
| Cost of technical sub-contractors | 7,646 | 10.4 | 5,494 | 8.9 | 39.2 |
| Travelling cost | 1,392 | 1.9 | 1,100 | 1.8 | 26.5 |
| Cost of software packages for own use | 789 | 1.1 | 772 | 1.2 | 2.2 |
| Third-party items bought for service delivery to clients | 853 | 1.2 | 495 | 0.8 | 72.3 |
| Communication cost | 145 | 0.2 | 114 | 0.2 | 27.2 |
| Operating lease payments | 185 | 0.3 | 171 | 0.3 | 8.2 |
| Provisions for post-sales client support | (6) | – | 127 | 0.2 | – |
| Consultancy and professional charges | – | – | 5 | – | – |
| Depreciation and amortization expenses | 1,599 | 2.2 | 1,408 | 2.3 | 13.6 |
| Repairs and maintenance | 285 | 0.3 | 238 | 0.4 | 19.7 |
| Others | – | – | (52) | (0.1) | – |
| Total cost of sales | 47,412 | 64.8 | 39,138 | 63.2 | 21.1 |

### Cost of sales – consolidated

in ₹ crore

| Particulars | 2019 | % | 2018 | % | Growth % |
|---|---|---|---|---|---|
| Revenues | 82,675 | 100.0 | 70,522 | 100.0 | 17.2 |
| Cost of sales | | | | | |
| Salaries and bonus | 40,498 | 49.0 | 34,670 | 49.2 | 16.8 |
| Cost of technical sub-contractors | 6,031 | 7.3 | 4,296 | 6.1 | 40.4 |
| Travelling cost | 1,769 | 2.1 | 1,451 | 2.1 | 21.9 |
| Cost of software packages for own use | 906 | 1.1 | 876 | 1.2 | 3.4 |
| Third-party items bought for service delivery to clients | 1,623 | 2.0 | 983 | 1.4 | 65.1 |
| Consultancy and professional charges | 46 | 0.1 | 50 | 0.1 | (8.0) |
| Communication cost | 238 | 0.3 | 225 | 0.3 | 5.8 |
| Operating lease payments | 362 | 0.4 | 319 | 0.5 | 13.5 |
| Provisions for post-sales client support | 1 | - | 142 | 0.2 | (99.3) |
| Depreciation and amortization expenses | 2,011 | 2.4 | 1,863 | 2.6 | 7.9 |
| Repairs and maintenance | 370 | 0.5 | 300 | 0.4 | 23.3 |
| Others | 12 | - | (45) | (0.1) | 126.7 |
| Total cost of sales | 53,867 | 65.2 | 45,130 | 64.0 | 19.4 |

On a standalone basis, cost of sales was 64.8% of revenues, compared to 63.2% during the previous year. On a consolidated basis, cost of sales was 65.2% of revenues, compared to 64.0% during the previous year. The cost of efforts, comprising employee cost and cost of technical sub-contractors, has increased as a percentage of revenue from 56.1% in fiscal 2018 to 57.6% in fiscal 2019 on a standalone basis and from 55.3% in fiscal 2018 to 56.3% in fiscal 2019 on a consolidated basis, due to increase in compensation, lower utilization, increase in usage of technical sub-contractors to meet the talent crunch partially offset by improvement in onsite mix.

On a standalone basis, the cost of technical sub-contractors included ₹2,423 crore towards the purchase of services from subsidiaries for the year ended March 31, 2019, as against ₹1,938 crore in the previous year. The details of such related party transactions are available in Note 2.23 to the *Standalone financial statements* in the Annual Report.

On a standalone basis, the travelling cost representing the cost of travel included in cost of sales constituted approximately 1.9% and 1.8% of total revenue for the years ended March 31, 2019 and March 31, 2018, respectively. On a consolidated basis, travelling cost for cost of sales constituted approximately 2.1% of total revenue for each of the years ended March 31, 2019 and March 31, 2018.

Cost of software packages primarily represents the cost of software packages and tools procured for our internal use. On both standalone and consolidated basis, the cost of software packages was 1.1% of the revenues which was 1.2% in the previous year.

Third-party items bought for service delivery to clients include software and hardware items. The increase in third-party items bought for service delivery to clients has been primarily in infrastructure services.

A large part of our revenues is generated from software development centers in India. We use high-end communication tools to establish real-time connections with our clients. On a standalone basis, the communication costs represent approximately 0.2% of the revenues for the year ending March 31, 2019 which is the same as the previous year. On a consolidated basis, the communication costs represent approximately 0.3% of revenues for each of the years ended March 31, 2019 and March 31, 2018.

On a standalone basis, the operating lease payments represent 0.3% of revenues for each of the years ended March 31, 2019 and March 31, 2018. On a consolidated basis, the operating lease payments represent approximately 0.4% and 0.5% of revenues for the years ended March 31, 2019 and March 31, 2018, respectively.

The Group provides its clients with a fixed-period post-sales support on all its fixed-price, fixed-timeframe contracts. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

On a standalone basis, we provided ₹1,599 crore and ₹1,408 crore towards depreciation and amortization, representing 2.2% and 2.3% of total revenues for the years ended March 31, 2019 and March 31, 2018, respectively.

On a consolidated basis, we provided ₹2,011 crore and ₹1,863 crore towards depreciation and amortization, representing 2.4% and 2.6% of total revenues for the years ended March 31, 2019 and March 31, 2018, respectively.

On a standalone and consolidated basis, repairs and maintenance represent approximately 0.3% and 0.5% of the revenues, respectively which was 0.4% at both standalone and consolidated level in the previous year.

## Gross profit

On a standalone basis, the gross profit during the year was ₹25,695 crore, representing 35.2% of revenues, compared to ₹22,803 crore, representing 36.8% of revenues in the previous year.

On a consolidated basis, the gross profit during the year was ₹28,808 crore, representing 34.8% of revenues, compared to ₹25,392 crore, representing 36.0% of revenues in the previous year.

## Selling and marketing expenses

On a standalone basis, we incurred selling and marketing expenses at 5.0% of our total revenues in the year ended March 31, 2019, compared to 4.5% of our total revenues in the year ended March 31, 2018. Selling and marketing expenses primarily comprise employee costs, travelling costs and branding and marketing costs. All other expenses, excluding employee costs, amounted to 1.4% of revenues during the year, which is 1.0% in the previous year.

On a consolidated basis, we incurred selling and marketing expenses at 5.4% of our total revenues in the year ended March 31, 2019, as compared to 5.1% in the year ended March 31, 2018. All other expenses, excluding employee costs, amounted to 1.5% and 1.2% of our total revenues in the years ended March 31, 2019 and March 31, 2018, respectively.

The increase in selling and marketing expenses is in line with our plan to invest more to strengthen our relationship with our clients and increase our share of deal wins as well as our opportunity for new client wins.

## General and administration expenses

On a standalone basis, our general and administration expenses amounted to 5.8% of our total revenues in the current year and 5.7% in previous year. All other expenses, excluding employee costs, were 4.2% of revenues during the year, as compared to 4.1% in the previous year.

On a consolidated basis, our general and administration expenses amounted to 6.6% of our total revenues in the current year, which is the same as the previous year. All other expenses, excluding employee costs, were 4.7% of revenues during the year, as compared to 4.5% during the previous year.

General and administration expenses as a percentage of revenues has remained almost the same in fiscal 2019 as compared to fiscal 2018.

## Corporate social responsibility (CSR)

As per Section 135 of the Companies Act, 2013, a company, meeting the applicability threshold, needs to spend at least 2% of its average net profit for the immediately preceding three financial years on CSR activities. The areas for CSR activities

that we have chosen to spend on are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation, environmental sustainability, disaster relief and rural development projects. A CSR committee has been formed by the Company as per the Act. The funds were primarily allocated to a corpus and utilized through the year on these activities which are specified in Schedule VII of the Act.

The gross amount required to be spent by the Company during the year is ₹ 340 crore.

Amount spent during the year on :

in ₹ crore

| Particulars | In cash | Yet to be paid in cash | Total |
|---|---|---|---|
| 1. Construction / acquisition of any asset | 97 | – | 97 |
| 2. On purposes other than (1) above | 245 | – | 245 |

## 3. Operating profits

During the year, on a standalone basis, we earned an operating profit of ₹ 17,809 crore, representing 24.4% of total revenues, compared to ₹ 16,478 crore, representing 26.6% of total revenues, during the previous year.

During the year, on a consolidated basis, we earned an operating profit of ₹ 18,880 crore, representing 22.8% of total revenues, compared to ₹ 17,148 crore, representing 24.3% of total revenues, during the previous year.

The decrease in operating profit as a percentage of revenue for the current year as compared to the previous year was attributable to a decrease in gross profit as a percentage of revenue during the same period and to an increase in selling and marketing expenses.

## 4. Other income, net

The following table sets forth our other income for fiscals 2019 and 2018 :

in ₹ crore

| Particulars | Standalone | | | Consolidated | | |
|---|---|---|---|---|---|---|
| | 2019 | 2018 | % change | 2019 | 2018 | % change |
| Other income | 2,852 | 4,019 | (29.0) | 2,882 | 3,311 | (13.0) |

On a standalone basis, other income for fiscal 2019 primarily includes income from investments of ₹ 2,171 crore, a foreign exchange gain of ₹ 184 crore on forward and options contracts and foreign exchange gain of ₹ 144 crore on translation of other assets and liabilities.

During the previous year, other income primarily included income from investments of ₹ 2,550 crore, dividend from subsidiary of ₹ 846 crore, a foreign exchange loss of ₹ 12 crore on forward and options contracts and foreign exchange gain of ₹ 265 crore on translation of other assets and liabilities.

On a consolidated basis, other income for fiscal 2019 primarily includes income from investments of ₹ 2,248 crore and a foreign exchange gain of ₹ 185 crore on forward and options contracts and foreign exchange gain of ₹ 133 crore on translation of other assets and liabilities.

During the previous year, other income primarily included income from investments of ₹ 2,613 crore and a foreign exchange gain of ₹ 1 crore on forward and options contracts and foreign exchange gain of ₹ 233 crore on translation of other assets and liabilities.

Interest income in fiscal 2019 has declined as compared to fiscal 2018 primarily due to a decrease in investable base on account of the execution of the Capital Allocation Policy of the Company.

We use foreign exchange forward and options contracts to hedge our exposure against movements in foreign exchange rates.

The composition of currency-wise revenues for the years ended March 31, 2019 and March 31, 2018 was as follows :

in %

| Currency | Standalone | | Consolidated | |
|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 |
| US Dollar | 68.7 | 69.7 | 67.3 | 67.7 |
| UK Pound Sterling | 5.1 | 5.5 | 5.0 | 5.3 |
| Euro | 11.5 | 10.6 | 11.9 | 11.3 |
| Australian Dollar | 8.3 | 8.1 | 7.9 | 7.8 |
| Others | 6.4 | 6.1 | 7.9 | 7.9 |
| Total | 100.0 | 100.0 | 100.0 | 100.0 |

Other income includes ₹ 50 crore and ₹ 51 crore for the year ended March 31, 2019 in the standalone and consolidated financial statements of the Company, respectively, towards interest on income tax refund. For the year ended March 31, 2018, the same was ₹ 257 crore and ₹ 262 crore at a standalone and consolidated level, respectively.

During the previous year, the Company received ₹ 846 crore as dividend from Infosys BPM, its majority-owned subsidiary. Dividend distribution tax paid by the subsidiary on such dividend has been reduced as credit against dividend distribution tax payable by Infosys.

## 5. Sensitivity to rupee movement

On a standalone basis, for the years ended March 31, 2019 and March 31, 2018, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and US dollar, had an impact on the Company's incremental operating margins by approximately 0.48% and 0.52% respectively. On a consolidated basis, it had an impact of 0.47% in the current year and 0.50% in previous year.

## 6. Share in profit / loss of associate including impairment

During the year ended March 31, 2018, Infosys Nova Holdings LLC, a wholly-owned subsidiary of Infosys, had written down the entire carrying value of its investment in its associate DWA Nova LLC. On a consolidated basis, share in net loss of associate including impairment for the previous year includes an impairment loss of ₹71 crore on investment in DWA Nova LLC. DWA Nova LLC has since been liquidated.

## 7. Provision for tax

We have provided for our tax liability both in India and overseas. The applicable Indian corporate statutory tax rate for the year ended March 31, 2019 is 34.94% and for March 31, 2018 is 34.61%.

In India, we have benefitted from certain tax incentives that the Company has received for the export of software from units registered under the Software Technology Park (STP) Scheme and we continue to benefit from certain tax incentives for the units registered under the SEZ Act, 2005. However, the income tax incentives provided by the Government of India for STP units have expired, and the income from all of our STP units are now taxable. SEZ units, which began providing services on or after April 1, 2005, are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit has commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains for further five years thereafter is subject to the creation of a SEZ Re-investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income-tax Act, 1961.

As a result of these tax incentives, a portion of pre-tax income has not been subject to income tax. These tax incentives resulted in a decrease in income tax expense by ₹2,628 crore on a standalone basis and ₹2,705 crore on a consolidated basis for the year ended March 31, 2019, and ₹2,008 crore on a standalone basis and ₹2,068 crore on a consolidated basis for the year ended March 31, 2018.

| Particulars | Standalone | | Consolidated | |
|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 |
| Income tax expense (in ₹ crore) | 5,225 | 3,753 | 5,631 | 4,241 |
| Effective tax rate (in %) | 26.2 | 18.9 | 26.8 | 20.9 |

On a standalone basis, the effective tax rate (based on profit before tax) increased to 26.2% in fiscal 2019, as compared to 18.9% in fiscal 2018. On a consolidated basis, the effective tax rate for fiscal 2019 and fiscal 2018 was 26.8% and 20.9%, respectively. Effective tax rate is generally influenced by various factors, including non-deductible expenses, exempt non-operating income, overseas taxes, benefits from SEZ units, tax reversals and provisions, and other tax deductions. The increase in effective tax rate from fiscal 2018 to fiscal 2019 was mainly due to the reversal of income tax expense on account of an Advance Pricing Agreement (APA) in fiscal 2018, increase in branch profit tax, increase in non-deductible expenses, partially offset by increase in tax benefits from SEZ units.

During the quarter ended March 31, 2019, the Company entered into an APA in an overseas jurisdiction resulting in a reversal of income tax expense of ₹94 crore which pertained to prior periods.

During the previous year, the Company had concluded an APA with the IRS for the US branch covering the years ending March 2011 to March 2021. Accordingly, the Company has reversed income tax expense provision of ₹1,432 crore (US$ 225 million) which pertains to previous periods.

During the previous year, the Tax Cuts and Jobs Act (H.R. 1) was signed into law on December 22, 2017 ("US tax reforms"). The US tax reforms have reduced federal tax rates from 35% to 21% effective January 1, 2018, among other measures. During the year ended March 31, 2018, the US tax reforms have resulted in a positive impact of ₹155 crore (US$ 24 million) on account of credits pertaining to deferred tax liabilities on branch profit.

Additionally, during the current year, on a consolidated basis, the tax expense includes reversal of provisions of ₹299 crore made in earlier periods, partially offset by an additional tax provision of ₹170 crore pertaining to earlier periods. For the previous year, the tax reversals comprise a reversal of provisions of ₹296 crore made in earlier periods, partially offset by an additional tax provision of ₹5 crore pertaining to prior periods.

On a standalone basis, the tax expense includes reversal of provisions of ₹266 crore made in earlier periods, partially offset by an additional tax provision of ₹169 crore pertaining to earlier periods. For the previous year, the tax reversals comprise a reversal of provisions of ₹241 crore made in earlier periods, partially offset by an additional tax provision of ₹1 crore pertaining to prior periods.

These reversals pertains to prior periods on account of adjudication of certain disputed matters in favor of the Company across various jurisdictions. The additional provision pertaining to prior periods is primarily due to audits and assessments in certain jurisdiction.

During the previous year, we had received a dividend of ₹846 crore from our majority-owned subsidiary. Dividend distribution tax paid by the subsidiary on such dividend has been reduced as credit against dividend distribution tax payable by us. Accordingly, on a consolidated basis, we recorded a charge of ₹172 crore as income tax expense during the year ended March 31, 2018.

Refer to Note 2.22, 'Contingent liabilities and commitments', in the consolidated and standalone financial statements in the Annual Report for disclosures on claims against the Company not acknowledged as debts.

## 8. Net profit after tax

On a standalone basis, our net profit decreased by 9% to ₹14,702 crore for the year ended March 31, 2019 from ₹16,155 crore in the previous year. This represents 20.1% and 26.1% of total revenue for the years ended March 31, 2019 and March 31, 2018, respectively.

On a consolidated basis, our net profit decreased by 3.9% to ₹15,404 crore for the year ended March 31, 2019 from ₹16,029 crore in the previous year. This represents 18.6% and 22.7% of total revenue for the years ended March 31, 2019 and March 31, 2018, respectively.

The decrease in net profit as a percentage of revenue for fiscal 2019 as compared to fiscal 2018 was primarily attributable to a decrease in operating profit as a percentage of revenue, an increase of 32.8% in tax expense and decrease in other income by 13.0%.

Apart from the above, reduction in the fair value of the disposal group held for sale and adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' have caused a decline in net profit.

## 9. Earnings per share (EPS)

The details of change in EPS on standalone and consolidated basis are as follows:

| Particulars | Standalone | | | Consolidated | | |
|---|---|---|---|---|---|---|
| | 2019 (₹) | 2018 (₹) | % increase | 2019 (₹) | 2018 (₹) | % increase |
| Basic | 33.66 | 35.64 | (5.6) | 35.44 | 35.53 | (0.3) |
| Diluted | 33.64 | 35.62 | (5.6) | 35.38 | 35.50 | (0.3) |

Information in the above table is adjusted for the September 2018 bonus issue.

The weighted average equity shares used in computing earnings per equity share are as follows:

| Particulars | Standalone | | Consolidated | |
|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 |
| Basic | 436,82,12,119 | 453,26,87,604 | 434,71,30,157 | 451,06,64,644 |
| Diluted | 437,04,12,348 | 453,47,85,242 | 435,34,20,772 | 451,51,47,740 |

Information in the above table is adjusted for the September 2018 bonus issue.

During the current year, a charge of ₹734 crore and ₹721 crore on account of reduction in the fair value of the disposal group held for sale for Panaya and adjustment in respect of excess of carrying amount over recoverable amount on the reclassification from 'Held for Sale' for Skava were recorded in standalone and consolidated financial statements, respectively. This resulted in a decrease in basic EPS by ₹1.68 and ₹1.66 at a standalone and consolidated level, respectively.

During the previous year, the Company had concluded an APA with the IRS for the US branch covering the years ending March 2011 to March 2021. Accordingly, the Company had reversed income tax expense provision of ₹1,432 crore (US$ 225 million) pertaining to previous periods, which resulted in an increase in basic EPS by ₹2.93 and ₹2.94 (adjusted for the September 2018 bonus issue) at a standalone and consolidated level, respectively. Also, the Company recorded a charge of ₹589 crore on account of Reduction in the fair value of assets held for sale for Panaya at standalone level and ₹118 crore on account of reduction in the fair value of the disposal group held for sale at consolidated level for Panaya resulting in a reduction in the basic EPS by ₹1.30 and ₹0.26 (adjusted for the September 2018 bonus issue) at a standalone level and consolidated level, respectively.

## 10. Segmental profitability

The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. During the three months ended June 30, 2018, the Group internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, there were changes in the reportable business segments based on 'Management approach' as defined under Ind AS 108, *Operating Segments*. Therefore, enterprises in Insurance which was earlier considered under the Life Sciences, Healthcare and Insurance business segment are now considered under the Financial Services business segment and enterprises in Communication, Telecom OEM and Media which was earlier under Energy & Utilities, Communication and Services is now shown as a separate business segment. Segmental operating income has changed in line with these as well as changes in the allocation method.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services and other Public Services enterprises. Consequent to the above change in the composition of reportable business segments, the prior year comparatives for the year ended March 31, 2018 have been restated. This is discussed in detail in Note 2.24 to the *Consolidated financial statements* in this Annual Report.

### Business segments – consolidated

in ₹ crore

| Particulars | Financial Services | Retail | Communication | Energy, Utilities, Resources and Services | Manufacturing | Hi-Tech | Life Sciences | All other segments | Total |
|---|---|---|---|---|---|---|---|---|---|
| Segmental revenues | | | | | | | | | |
| 2019 | 26,477 | 13,556 | 10,426 | 10,390 | 8,152 | 6,177 | 5,203 | 2,294 | 82,675 |
| 2018 | 23,172 | 11,345 | 8,883 | 8,297 | 6,671 | 5,131 | 4,698 | 2,325 | 70,522 |
| Growth % | 14.3 | 19.5 | 17.4 | 25.2 | 22.2 | 20.4 | 10.7 | (1.3) | 17.2 |
| Segmental operating income | | | | | | | | | |
| 2019 | 6,878 | 4,034 | 2,517 | 2,542 | 1,853 | 1,548 | 1,419 | 116 | 20,907 |
| 2018 | 6,370 | 3,303 | 2,619 | 2,411 | 1,274 | 1,446 | 1,391 | 199 | 19,013 |
| Growth % | 8.0 | 22.1 | (4.0) | 5.4 | 45.6 | 7.1 | 2.0 | (41.7) | 10.0 |
| Segmental operating margin (%) | | | | | | | | | |
| 2019 | 26.0 | 29.8 | 24.1 | 24.5 | 22.7 | 25.1 | 27.3 | 5.1 | 25.3 |
| 2018 | 27.5 | 29.1 | 29.5 | 29.1 | 19.1 | 28.2 | 29.6 | 8.6 | 27.0 |

The following table sets forth our revenue by geography :

in ₹ crore

| Particulars | North America | Europe | India | Rest of the World | Total |
|---|---|---|---|---|---|
| Segmental revenues | | | | | |
| 2019 | 50,038 | 19,942 | 2,048 | 10,647 | 82,675 |
| 2018 | 42,575 | 16,738 | 2,231 | 8,978 | 70,522 |
| Growth % | 17.5 | 19.1 | (8.2) | 18.6 | 17.2 |

Overall segment profitability has decreased primarily on account of increase in investments in key areas – sales and marketing, localization of our US operations, investments in Agile Digital, reskilling of our workforce; increase in the cost of technical sub-contractors, cost of third-party items bought for service delivery to clients and compensation increase partially offset by benefit on account of rupee depreciation, cross currency benefit and cost optimization benefits.

## 11. Liquidity

Our principal source of liquidity are cash and cash equivalents and cash flow that we generate from operations. We have no outstanding borrowings. We believe our working capital is sufficient for our requirements.

Our growth has been financed largely through cash generated from operations.

| Particulars | Standalone | | Consolidated | |
|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 |
| Net cash generated by operating activities | 13,989 | 12,475 | 14,841 | 13,218 |
| Net cash (used in) / generate by investing activities | (587) | 5,684 | (575) | 4,452 |
| Net cash used in financing activities | (14,571) | (20,536) | (14,512) | (20,505) |

Our cash flows are robust and our operating cash flows have increased from ₹ 13,218 crore in fiscal 2018 to ₹ 14,841 crore in fiscal 2019 primarily on account of improved days sales outstanding and improved working capital management.

### Capital Allocation Policy

Refer to *Board's report* in this Annual Report for details on our Capital Allocation Policy.

## 12. Related party transactions

These have been discussed in detail in Note 2.23 to the *Standalone financial statements* in this Annual Report.

## 13. Events occurring after Balance Sheet date

There were no significant events that occurred after the Balance Sheet date apart from the ones mentioned in 'Material changes and commitments affecting financial position between the end of the fiscal and date of the report' in *Board's report*.

## 14. Key financial ratios

In accordance with the SEBI (Listing Obligations and Disclosure Requirements 2018) (Amendment) Regulations, 2018, the Company is required to give details of significant changes (change of 25% or more as compared to the immediately previous financial year) in key sector-specific financial ratios.

The Company has identified the following ratios as key financial ratios:

| Particulars | Standalone | | Consolidated | |
|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 |
| Market capitalization to revenues (₹) | NA | NA | 3.9 | 3.5 |
| Price / Earnings (times) | NA | NA | 21.0 | 15.9 |
| Days sales outstanding[1] | – | – | 66 | 67 |
| Liquid cash[2] as a % of total assets | 32.7 | 36.6 | 36.2 | 39.8 |
| Revenue growth (%) | 18.0 | 4.5 | 17.2 | 3.0 |
| Operating margin (%) | 24.4 | 26.6 | 22.8 | 24.3 |
| Net profit margin (%) | 20.1 | 26.1 | 18.6 | 22.7 |
| Basic EPS (₹) | 33.66 | 35.64 | 35.44 | 35.53 |

[1] The Company does not track DSO at a standalone level

[2] Includes cash and cash equivalents and investments excluding investments in equity, preference and other securities

### Ratios where there has been a significant change from fiscal 2018 to fiscal 2019

PE ratio is computed as share price divided by basic earnings per share at a consolidated level. The PE ratio has increased on account of increase in market price and decrease in net profit. Net profit has declined from fiscal 2019 to fiscal 2018 on account of decrease in operating profit (for reasons explained above), increase in income tax expense (tax expense in fiscal 2018 included reversal of US$ 225 million (₹ 1,432 crore) on account of reversal of income tax expense pertaining to previous period on account of conclusion of APA) and additional charge in fiscal 2019 compared to fiscal 2018 on account of Skava and Panaya amounting to ₹ 603 crore.

Revenue growth, operating margin, net profit margin as well as change in basic EPS have been explained in the relevant sections above.

The details of return on net worth at standalone and consolidated levels are given below:

| Particulars | Standalone | | Consolidated | |
|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 |
| Return on net worth (%) | 23.3 | 24.6 | 23.7 | 23.9 |

Return on net worth is computed as net profit by average net worth. Net profit has declined from ₹ 16,029 crore to ₹ 15,404 crore on a consolidated basis and from ₹ 16,155 crore to ₹ 14,702 crore on a standalone basis for the reasons explained above. Additionally, the buyback has resulted in an increase in return on net worth.

## IV. Opportunities and threats

### Our strengths

Over the years, we have invested in building differentiated capabilities such as:

- Specific industry domain and technology expertise, and in methodologies such as Design Thinking and Agile software development
- End-to-end service offering capabilities in consulting, software application development, integration, maintenance, validation, enterprise system implementation, product engineering, infrastructure management and business process management
- Intellectual property in software platforms and products such as Infosys NIA®, our flagship artificial intelligence platform, the Edge suite of products, Finacle® and McCamish that either amplify our own services or provide differentiated solutions for our clients' business processes
- Our Global Delivery Model for large-scale outsourcing of technology projects fueled by automation, intelligence and collaboration technologies. Our Global Delivery Model divides projects into components that can be executed simultaneously at client sites and at our development centers in India and globally.
- Sophisticated service delivery and quality control processes, standards and frameworks
- Internal research and development teams that identify, develop and deploy new offerings leveraging next-generation technologies
- Ecosystem alliances with enterprise software companies and innovative startup companies
- Sales and client engagement teams that have resulted in deep, enduring and expansive relationships with our customers around the world
- High-quality global talent and leadership; and the infrastructure and systems to enable learning and education across the enterprise at scale
- With almost four decades of experience in managing the systems and workings of global enterprises, we believe we are uniquely positioned to help them steer through their digital transformation with our Digital Navigation Framework.

### Our strategy

Our strategic objective is to build a sustainable organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees and generating profitable returns for our investors.

We have embraced a four-pronged strategy to strengthen our relevance with clients and drive accelerated value creation:

- Scale Agile Digital
- Energize the core
- Reskill our people
- Expand localization

For more details on our strategy, refer to the *Board's report*.

## Our competition

We experience intense competition in traditional services and see a rapidly-changing marketplace with new competitors arising in new technology areas who are focused on agility, flexibility and innovation.

We typically compete with other technology service providers in response to requests for proposals. Clients often cite our industry expertise, comprehensive end-to-end solutions, ability to scale, superior quality and process execution, Global Delivery Model, experienced management team, talented professionals and track record as reasons for awarding us contracts.

In future, we expect intensified competition. In particular, we expect increased competition from firms that strengthen their offshore presence in India or other low-cost locations, firms that offer technology-based solutions to business problems and from firms incumbent in market segments that we have recently entered.

We believe that the principal competitive factors in our business are:

- The ability to keep pace with ever-changing technology and how they apply to customer requirements
- The ability to increase the scale and breadth of service offerings to provide one-stop solutions for customer needs
- The ability to articulate and demonstrate long-term value to existing and potential customers
- The ability to attract and retain high-quality management, technology professionals, and sales personnel
- The ability to effectively integrate global execution capabilities to deliver high-quality, seamless, scalable, cost-effective services
- A strong and well-recognized brand
- A proven track record of performance excellence and customer satisfaction
- The financial strength to be able to invest in personnel and infrastructure to support the evolving demands of customers
- High ethical and corporate governance standards to ensure honest and professional business practices and protect the reputation of the Company and its customers.

# V. Outlook, risks and concerns

This section lists forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these statements as a result of certain factors. Our outlook, risks and concerns are as follows:

### Risk factors that may affect our ability to grow profitably

- Spending on technology products and services by our clients and prospective clients is subject to fluctuations depending on many factors, including both the economic and regulatory environment in the markets in which they operate.
- Economic slowdown or other factors may affect the economic health of the US, UK, EU, Australia or those industries where our revenues are concentrated.
- We may not be able to provide end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.
- Intense competition in the market for technology services could affect our win rates and pricing, which could reduce our market share and decrease our revenues and / or our profits.
- Our engagements with customers are typically singular in nature and do not necessarily provide for subsequent engagements.
- Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus.
- A large part of our revenues is dependent on a limited number of clients, and the loss of any one of our major clients could significantly impact our business.
- Our failure to complete fixed-price and fixed-timeframe contracts, or transaction-based pricing contracts, within budget and on time, may negatively affect our profitability.
- Our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.
- Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in lower revenues than previously anticipated.
- Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.
- Given that a large number of our employees in the US, UK, European Union and other jurisdictions are working on visas, any restrictions on immigration may affect our ability to compete for and provide services to clients in these jurisdictions, which could hamper our growth or cause our revenues to decline and impact profitability. Key developments (such as Brexit, minimum wages, and impact to the businesses of our clients) in the regulatory environment, especially in key geographies such as the United Kingdom, continental Europe, Australia and the United States of America could impact our growth and profitability
- We may be unable to recoup investment costs incurred in developing our software products and platforms.
- We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.
- Goodwill that we carry on our Balance Sheet could give rise to significant impairment charges in the future.
- Our expenses are difficult to predict and can vary significantly from period to period, which could cause our share price to decline.
- Any inability to manage our growth could disrupt our business, reduce our profitability and adversely impact our ability to implement our growth strategy.

- Wage pressures in India and the hiring of employees outside India may prevent us from sustaining some of our competitive advantage and may reduce our profit margins.

Risk factors that may affect our operations and our ability to meet the expectation of our stake holders

- We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.
- Currency fluctuations and declining interest rates may affect the results of our operations.
- Our success depends largely upon our highly-skilled technology professionals and our ability to hire, attract, motivate, retain and train these personnel.
- Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.
- Our work with governmental agencies may expose us to additional risks.
- Our reputation could be at risk and we may be liable to our clients or to regulators for damages caused by inadvertent disclosure of confidential information and sensitive data.
- Our reputation could be at risk and we may be liable to our clients for damages caused by cybersecurity incidents.
- Our reputation could be at risk and we may incur financial liabilities if there are any privacy breach incidents under General Data Protection Regulation (GDPR) or other similar regulations across the globe and if we are not able to take necessary steps to report to the regulators within the stipulated time. Further, any claim from our customers for losses suffered by them due to privacy breach by our employees may impact us financially and affect our reputation.
- We may be the subject of litigation which, if adversely determined, could harm our business and operating results.
- Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, and this may have a material adverse effect on our business.
- The markets in which we operate are subject to the risk of earthquakes, floods, tsunamis, storms and other natural and man-made disasters.
- The safety of our employees, assets and infrastructure may be affected by untoward incidents beyond our control, impacting business continuity or reputation.
- Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.
- Negative media coverage and public scrutiny may divert the time and attention of our Board and Management and adversely affect our reputation and the prices of our equity shares and ADSs.
- An increase in anti-outsourcing sentiments in certain countries in which we operate, including the US, UK, EU and Australia, has led and may in the future lead to the enactment of legislations that could limit companies in those countries from outsourcing work to us, or could inhibit our ability to staff client projects in a timely manner thereby impacting our revenue and profitability.
- New and changing regulatory compliance, corporate governance and public disclosure requirements add uncertainty to our compliance policies and increase our costs of compliance.
- The intellectual property laws of India do not give sufficient protection to software to the same extent as those in the US. We may be unsuccessful in protecting our intellectual property rights. We may also be subject to third-party claims of intellectual property infringement.
- Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire, reduce or terminate.
- In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.
- We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could materially and adversely affect our profitability.
- Changes in the policies of the Government of India or political instability may adversely affect economic conditions in India generally, which could impact our business and prospects.
- Attempts to fully address concerns of activist shareholders may divert the time and attention of our Management and Board of Directors and may impact the prices of our equity shares and ADSs.
- Our international expansion plans subject us to risks inherent in doing business internationally.
- Our ability to acquire companies organized outside India depends on the approval of the RBI and / or the Government of India and failure to obtain this approval could negatively impact our business.
- Indian laws limit our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

Risks that may affect the valuation of our ADSs

- Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares. Currently, they do not do so and they may not continue to do so in the future.
- Sales of our equity shares may adversely affect the prices of our equity shares and ADSs.
- The price of our ADSs and the US dollar value of any dividends we declare may be negatively affected by fluctuations in the US dollar to Indian rupee exchange rate.
- Indian law imposes certain restrictions that limit a holder's ability to transfer the equity shares obtained upon conversion of ADSs and repatriate the proceeds of such transfer which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.

- An investor in our ADSs may not be able to exercise pre-emptive rights for additional shares and may thereby suffer dilution of such investor's equity interest in us.
- ADS holders may be restricted in their ability to exercise voting rights.
- ADS holders may be restricted in their ability to participate in a buyback of shares offered by us.
- It may be difficult for holders of our ADSs to enforce any judgment obtained in the US against us or our affiliates.
- Holders of ADSs are subject to the Securities and Exchange Board of India's Takeover Code with respect to their acquisitions of ADSs or the underlying equity shares, and this may impose requirements on such holders with respect to disclosure and offers to purchase additional ADSs or equity shares.
- If the Government of India modifies dividend distribution tax rates or introduces new forms of taxes on distribution of profits or changes the basis of application of these taxes, the same could materially affect the returns to our shareholders.

## VI. Internal control systems and their adequacy

The CEO and CFO certification provided in the *CEO and CFO Certification* section of the Annual Report discusses the adequacy of our internal control systems and procedures.

## VII. Material developments in human resources / industrial relations, including number of people employed

Our culture and reputation as a leader in consulting, technology, outsourcing and next-generation digital services enable us to attract and retain some of the best talent.

### Human capital

Our professionals are our most important assets. We believe that the quality and level of service that our professionals deliver are among the highest in the global technology services industry. We are committed to remaining among the industry's leading employers.

As at March 31, 2019, the Group employed 2,28,123 employees, of which 2,14,727 were professionals involved in service delivery to the clients, including trainees. During fiscal 2019, we added 24,016 new hires, net of attrition. Our culture and reputation as a leader in the technology services industry enables us to recruit and retain some of the best available talent in India and other countries we operate in.

### Recruitment

We have built our global talent pool by recruiting new students from premier universities, colleges and institutes globally, and through the need-based hiring of project leaders and middle management across the globe. We recruit students who have consistently shown high levels of achievement from campuses in India. We also recruit students from campuses in the US, UK, Australia and China. We rely on a rigorous selection process involving aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined based on the performance tracking of past recruits.

During fiscal 2019, we received 23,33,420 employment applications, interviewed 1,80,255 applicants and extended offers of employment to 94,324 applicants. These statistics do not include our subsidiaries.

### Training and development

The competency development of our employees continues to be a key area of strategic focus for us. We launched new programs for our employees in keeping with the changes in the use of technology in education. We enhanced our technology-led training efforts in multiple areas. We took a mobile-first approach to make learning content available to our employees through Lex – a highly scalable and modular learning platform that allows our employees to access learning content from anywhere, from any device, at any time, and learn at a time convenient for them.

As part of our Foundation Program, we enhanced some of the existing courses and introduced new courses, and launched new specializations which we call as streams. Our continuous education programs emphasize enhancing the relevance and effectiveness of learning. This year, we have enhanced our self-learning programs available on Lex, and enhanced the platform as well. With this, we were able to make our learning programs accessible to employees across geographies, which in turn led to enhanced employee participation in learning. We are also working with various academic institutions, such as the Rhode Island School of Design, Purdue University, Trinity University, and Cornell University to reskill our employees.

### Compensation

Our professionals receive competitive salaries and benefits. Our variable compensation program links compensation to the Company and individual performance. In order to attract, retain and motivate talented and critical employees and to encourage employees to align individual performance with the Company objectives and reward employee performance with ownership, the Company granted share-based benefits to high-performing executives and senior-level managers.

# Corporate governance report

## Our corporate governance philosophy

Our corporate governance is a reflection of our value system encompassing our culture, policies, and relationships with our stakeholders. Integrity and transparency are key to our corporate governance practices to ensure that we gain and retain the trust of our stakeholders at all times.

## Corporate governance framework

Our corporate governance framework is guided by our core values – Client Value, Leadership by Example, Integrity and Transparency, Fairness and Excellence (C-LIFE) – and is based on the following principles:


CORPORATE GOVERNANCE AT INFOSYS
Integrity and transparency
Ensure transparency and maintain a high level of integrity
Legal compliance
Satisfy both the spirit and the letter of the law in all our actions and disclosures
Relationship with stakeholders
Communicate frequently with stakeholders, including clients, investors, shareholders and stock markets
Fairness and excellence
Be objective and ethical, and deliver the best to earn trust and respect from our stakeholders
Effective corporate governance structure
Build simple and transparent processes driven by business needs of all stakeholders
Responsible leadership
Lead by example by ensuring independence of the Board and effectiveness of the Management
The Board as trustee
Safeguard the shareholder's capital as trustee, and not as its owner

We believe that an active, well-informed and independent board is necessary to ensure the highest standards of corporate governance. At Infosys, the Board is at the core of our corporate governance practice. The Board oversees the Management's functions and protects the long-term interests of our stakeholders.

As on March 31, 2019, the Board comprised nine members, consisting of one non-executive and non-independent chairman, two executive directors, and six independent directors. An independent director is the chairperson of each of the Board committees – namely audit committee, nomination and remuneration committee, stakeholders relationship committee, risk management committee, and corporate social responsibility (CSR) committee.

Our corporate governance framework ensures that we make timely disclosures and share accurate information regarding our financials and performance, as well as disclosures related to the leadership and governance of the Company.

## Compliance with global guidelines and standards

Infosys has been a front-runner in complying with global best practices in corporate governance. Starting with the landmark Cadbury Report in the UK in 1992, the Sarbanes-Oxley Act, 2002, and the Consumer Protection Act, we have been following and complying with the global best practices of corporate governance over the years.

The Securities and Exchange Board of India (SEBI) has notified the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, which incorporate corporate governance principles in line with the Organisation for Economic Co-operation and Development (OECD) principles. The Regulations also provide broad principles for periodic disclosures by listed entities in line with the International Organization of Securities Commissions (IOSCO) principles.

On May 09, 2018, SEBI released the SEBI (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2018 to adopt and give effect to several recommendations that were proposed in a report given by the Kotak Committee on October 5, 2017. Hereinafter, SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and SEBI (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2018 will be collectively referred to as "the Listing Regulations". We are in compliance with all the applicable provisions of the Listing Regulations.

During the year, the Company was rated for the second time in a row under the leadership category in a corporate governance study conducted jointly by BSE Limited (BSE) and the International Finance Corporation (IFC), a member of the World Bank Group, and Institutional Investors Advisory Services (IiAS), based on G20 / OECD principles which are globally accepted benchmarks for corporate governance.

We substantially comply with the Euroshareholders Corporate Governance Guidelines, 2000 and the recommendations of the Conference Board Commission on Public Trusts and Private Enterprises in the US. We also adhere to the principles advocated by the United Nations Global Compact (UNGC) and the OECD principles.

## Corporate governance guidelines

The Board has defined a set of corporate governance best practices and guidelines to help fulfill our corporate responsibility towards our stakeholders. These guidelines ensure that the Board will have the necessary authority and processes to review and evaluate our operations as and when required. Further, these guidelines allow the Board to make decisions that are independent of the Management. The Board, at its discretion, may change these guidelines periodically to achieve our stated objectives. The guidelines can be accessed on our website, at https://www.infosys.com/investors/corporate-governance/Documents/corporate-governance-guidelines.pdf.

# A. Board composition

## Size and composition of the Board

We believe that our Board needs to have an appropriate mix of executive, non-executive and independent directors to maintain its independence, and separate its functions of governance and management. The Listing Regulations mandate that for a company with a non-executive chairman, who is a promoter, at least half of the Board should be independent directors. As on March 31, 2019, our Board comprised nine members, consisting of one non-executive and non-independent chairman, two executive directors, and six independent directors. Independent directors constitute 67% of the Board's strength – more than the requirements of the Companies Act, 2013 and the Listing Regulations. The Listing Regulations also mandate that the Board of Directors of the top 500 listed entities shall have at least one independent woman director. Three out of the nine directors on our Board are women – and all three are independent directors – making up 33% of the Board's strength. The Board periodically evaluates the need for change in its size and composition.

**Size and composition of the Board**


33%
67%
Non-executive and non-independent Chairman
Executive and whole-time directors
Independent directors
67%
33%
Women
Men
78%
22%
Indian
Foreign national

The average tenure of members on our Board is 2.8 years as of March 31, 2019. The average tenure of executive directors (whole-time directors) is 3.2 years, independent directors is 2.9 years and that of the non-executive and non-independent chairman is 1.6 years.

The average tenure of Board members in years as on March 31, 2019 was as follows:

**Tenure on Board**

| Name of the Director | Original date of appointment | Tenure (in years) as on March 31, 2019 | Earlier of retirement date / term ending date | Average tenure (in years) |
|---|---|---|---|---|
| Non-executive and non-independent chairman | | | | |
| Nandan M. Nilekani | Aug 24, 2017 | 1.6 | NA | 1.6 |
| Executive / whole-time director | | | | |
| Salil Parekh | Jan 02, 2018 | 1.2 | Jan 01, 2023 | 3.2 |
| U.B. Pravin Rao | Jan 10, 2014 | 5.2 | Dec 11, 2021 | |
| Independent director | | | | |
| Kiran Mazumdar-Shaw[(1)] | Jan 10, 2014 | 5.2 | Mar 22, 2023 | 2.9 |
| Roopa Kudva | Feb 04, 2015 | 4.2 | Feb 03, 2020 | |
| Dr. Punita Kumar-Sinha | Jan 14, 2016 | 3.2 | Jan 13, 2021 | |
| D.N. Prahlad | Oct 14, 2016 | 2.5 | Oct 13, 2021 | |
| D. Sundaram | Jul 14, 2017 | 1.7 | Jul 13, 2022 | |
| Michael Gibbs | Jul 13, 2018 | 0.7 | Jul 12, 2021 | |

Average tenure (in years)


Non-executive, non-independent director
1.6
Executive directors
3.2
Independent directors
2.9
The Board
2.8

[(1)] Reappointed for a second term effective April 1, 2019

## Chairman of the Board and his responsibilities

Nandan M. Nilekani is the Chairman of the Board and of the Company.

The Chairman leads the Board and is responsible for fostering integrity on the Board while nurturing a culture where the Board works harmoniously for the long-term benefit of the Company and all its stakeholders. The Chairman is primarily responsible for ensuring that the Board provides effective governance to the Company.

The Chairman presides over the meetings of the Board and of the shareholders of the Company, and takes a lead role in managing the Board and facilitating effective communication among directors. He is responsible for overseeing matters pertaining to governance, including the organization, composition and effectiveness of the Board and its committees, and the performance of individual directors towards fulfilling their responsibilities. The Chairman provides independent leadership to the Board, identifies guidelines for the conduct and performance of directors, and oversees the management of the Board's administrative activities, such as meetings, schedules, agenda, communication and documentation. The Chairman is also responsible for the overall strategy of the Company.

The Chairman actively works with the nomination and remuneration committee to plan the composition of the Board and Board committees, induct directors to the Board, plan for director succession, participate effectively in the Board evaluation process and meet with individual directors to provide constructive feedback and advice.

## Chief Executive Officer and Managing Director (CEO & MD) and his responsibilities

Salil Parekh is the CEO & MD of the Company.

The CEO & MD is responsible for executing corporate strategy in consultation with the Board, brand equity, planning, external contacts and all matters related to the management of the Company. He is also responsible for achieving annual and long-term business targets, maintaining awareness of both the external and the internal competitive landscape, opportunities for expansion, customers, markets, new industry developments and standards, and acquisitions for enhancing shareholder value and implementing the organization's vision, mission, and overall direction.

The CEO & MD acts as a link between the Board and the Management and is also responsible for leading and evaluating the work of other executive leaders including the Chief Operating Officer (COO), Chief Financial Officer (CFO), Presidents and Executive Vice Presidents as per the organization structure.

## Lead Independent Director

The Board, at its meeting held on April 13, 2018, appointed Kiran Mazumdar-Shaw, chairperson of the nomination and remuneration committee and the CSR committee, as the Lead Independent Director. She was reappointed as an independent director for the second term by the shareholders on March 12, 2019. The role of the lead independent director is to provide leadership to the independent directors, liaise on their behalf and ensure the Board's effectiveness to maintain high-quality governance of the organization and the effective functioning of the Board.

## Role of the Board of Directors

The primary role of the Board is that of trusteeship to protect and enhance shareholder value through strategic direction to the Company. As trustees, the Board has fiduciary responsibility to ensure that the Company has clear goals aligned to shareholder value and its growth. The Board exercises its duties with care, skill and diligence, and exercises independent judgment. It sets strategic goals and seeks accountability for their fulfillment. It also directs and exercises appropriate control to ensure that the Company is managed in a manner that fulfills stakeholders' aspirations and societal expectations.

## Definition of independent directors

The Companies Act, 2013 and the Listing Regulations define an 'independent director' as a person who is not a promoter or employee or one of the key managerial personnel of the company or its subsidiaries. They also state that the person should not have a material pecuniary relationship or transactions with the company or its subsidiaries, during the two immediate preceding financial years or during the current financial year, apart from receiving remuneration as an independent director.

We abide by these definitions of independent director in addition to the definitions of an independent director as laid down in the New York Stock Exchange (NYSE) listed company manual and the Sarbanes-Oxley Act, and US securities laws by virtue of our listing on the NYSE in the US.

## Certification from Company Secretary in Practice

Parameshwar G. Hegde of Hegde & Hegde, Practicing Company Secretaries, has issued a certificate as required under the Listing Regulations, confirming that none of the directors on the Board of the Company has been debarred or disqualified from being appointed or continuing as director of companies by the SEBI / Ministry of Corporate Affairs or any such statutory authority. The certificate is enclosed with this section as Annexure A.

## Board membership criteria

The Company inducts eminent individuals from diverse fields as directors on its Board. The nomination and remuneration committee works with the entire Board to determine the appropriate characteristics, skills and experience required for the Board as a whole and for individual members. Members are expected to possess the required qualifications, integrity, expertise and experience for the position. They should also possess deep expertise and insights in sectors / areas relevant to the Company, and ability to contribute to the Company's growth.

The age limit for a managing director and executive director is 60 years, while the age limit for an independent or non-executive director is 70 years. A director's term may be extended at the discretion of the committee beyond the age of 60 or 70 years with shareholders' approval by passing a special resolution, based on the explanatory statement annexed to the Notice, indicating the justification for the extension of appointment beyond 60 or 70 years, as the case may be.

Based on the disclosures received from all the independent directors and also in the opinion of the Board, the independent directors fulfill the conditions specified in the Companies Act, 2013, the Listing Regulations, NYSE listing manual and are independent of the Management.

## Key Board qualifications, expertise and attributes

The Infosys Board comprises qualified members who bring in the required skills, competence and expertise that allow them to make effective contributions to the Board and its committees. The Board members are committed to ensuring that the Infosys Board is in compliance with the highest standards of corporate governance.

The table below summarizes the key qualifications, skills, and attributes which are taken into consideration while nominating candidates to serve on the Board.

| Definitions of director qualifications | |
|---|---|
| Financial | Leadership of a financial firm or management of the finance function of an enterprise, resulting in proficiency in complex financial management, capital allocation, and financial reporting processes, or experience in actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions |
| Gender, ethnic, national, or other diversity | Representation of gender, ethnic, geographic, cultural, or other perspectives that expand the Board's understanding of the needs and viewpoints of our customers, partners, employees, governments, and other stakeholders worldwide |
| Global business | Experience in driving business success in markets around the world, with an understanding of diverse business environments, economic conditions, cultures, and regulatory frameworks, and a broad perspective on global market opportunities |
| Leadership | Extended leadership experience for a significant enterprise, resulting in a practical understanding of organizations, processes, strategic planning, and risk management. Demonstrated strengths in developing talent, planning succession, and driving change and long-term growth |
| Technology | A significant background in technology, resulting in knowledge of how to anticipate technological trends, generate disruptive innovation, and extend or create new business models |

| Definitions of director qualifications | |
|---|---|
| Mergers and acquisitions | A history of leading growth through acquisitions and other business combinations, with the ability to assess 'build or buy' decisions, analyze the fit of a target with the Company's strategy and culture, accurately value transactions, and evaluate operational integration plans |
| Board service and governance | Service on a public company board to develop insights about maintaining board and management accountability, protecting shareholder interests, and observing appropriate governance practices |
| Sales and marketing | Experience in developing strategies to grow sales and market share, build brand awareness and equity, and enhance enterprise reputation |

In the table below, the specific areas of focus or expertise of individual Board members have been highlighted. However, the absence of a mark against a member's name does not necessarily mean the member does not possess the corresponding qualification or skill.

**Key Board qualifications**

| | Area of expertise | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Director | Financial | Diversity[1] | Global business | Leadership | Technology | Mergers and acquisitions | Board service and governance | Sales and marketing |
| Nandan M. Nilekani<br>Chairman | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| Salil Parekh<br>Chief Executive Officer and Managing Director | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| U.B. Pravin Rao<br>Chief Operating Officer | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| Kiran Mazumdar-Shaw<br>Lead Independent Director | ✓ | ✓ | ✓ | ✓ | – | ✓ | ✓ | ✓ |
| Roopa Kudva<br>Independent Director | ✓ | ✓ | ✓ | ✓ | – | ✓ | ✓ | – |
| Dr. Punita Kumar-Sinha<br>Independent Director | ✓ | ✓ | ✓ | ✓ | – | ✓ | ✓ | – |
| D.N. Prahlad<br>Independent Director | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| D. Sundaram<br>Independent Director | ✓ | ✓ | ✓ | ✓ | – | ✓ | ✓ | – |
| Michael Gibbs<br>Independent Director | – | ✓ | ✓ | ✓ | ✓ | ✓ | – | – |

(1) Gender, ethnicity, nationality, and others

## Selection of new directors

The Board is responsible for the selection of new directors. The Board delegates the screening and selection process to the nomination and remuneration committee, which consists exclusively of independent directors. The committee, based on defined criteria, makes recommendations to the Board on the induction of new directors.

## Training of Board members

All new non-executive directors inducted to the Board are introduced to our Company culture through orientation sessions. Executive directors and senior management provide an overview of operations, and familiarize the new non-executive directors on matters related to our values and commitments. They are also introduced to the organization structure, services, Group structure and subsidiaries, constitution, Board procedures, matters reserved for the Board, major risks and risk management strategy. The details of the familiarization program are also available on the Company's website, at https://www.infosys.com/investors/reports-filings/Documents/training-board-members2019.pdf.

The Board's policy is to have separate meetings regularly with independent directors to update them on all business-related issues and new initiatives. At such meetings, the executive directors and other members of the senior management share points of view and leadership thoughts on relevant issues.

We also facilitate the continual educational requirements of our directors. Each director is entitled to a training fee of US$ 5,000 per year. Support is provided for independent directors if they choose to attend educational programs in the areas of Board / corporate governance.

Non-executive and independent directors of the Board are familiarized through various kinds of engagements such as:

Deep dives and immersion sessions: Deep dives and immersion sessions are conducted by senior executives on their respective business units. The business unit can be an industry vertical or a service offering unit. Key aspects that are covered in these sessions include:

- Industry / market and technology trends
- Competition
- The Company's performance

- Strategic bets and their progress
- Future outlook

Strategy retreat : As part of our annual strategy planning process, we organize a management strategy retreat with the Board to deliberate on various topics related to strategic alternatives, progress of ongoing strategic initiatives, risks to strategy execution and the need for new strategic programs required to achieve the Company's long-term objectives. This serves the dual purpose of providing a platform for Board members to bring their expertise to the projects, while also providing an opportunity for them to understand detailed aspects of execution and challenges relating to the specific theme.

The above are specific mechanisms through which members of the Board are familiarized with the Company culture and operations. Apart from these, there could be additional meetings or sessions on demand on specific topics. All directors attend the familiarization programs as these are scheduled to coincide with the Board meeting calendar to give them an opportunity to attend.

The details of the training programs attended by Board members in fiscal 2019 are as follows:

| Name of director | No. of training hours attended during fiscal 2019 |
|---|---|
| Nandan M. Nilekani | 6.5 |
| Salil Parekh | 6.5 |
| U.B. Pravin Rao | 6.5 |
| Kiran Mazumdar-Shaw | 6.5 |
| Roopa Kudva | 6.5 |
| Dr. Punita Kumar-Sinha | 6.5 |
| D.N. Prahlad | 6.5 |
| D. Sundaram | 6.5 |
| Michael Gibbs | 6.5 |
| Total hours | 58.5 |

Note : The training program for fiscal 2019 includes deep dive and immersion sessions on various topics such as cybersecurity, agile digital, artificial intelligence and automation. Further, the training program conducted by external experts also includes an overview of the Foreign Corrupt Practices Act.

## Membership term

The Board constantly evaluates the contribution of members and periodically shares updates with the shareholders about reappointments consistent with applicable statutes. The current law in India mandates that two-third of the non-independent directors be liable to retire by rotation every year, and one-third of them mandatorily retire by rotation, and qualifies the retiring members for reappointment. Executive directors are appointed by the shareholders for a maximum period of five years, but are eligible for reappointment upon completion of their term. An independent director shall hold office for a term of up to five consecutive years on the Board of the Company and will be eligible for reappointment on the passing of a special resolution by the shareholders.

## Board member evaluation

One of the key functions of the Board is to monitor and review the Board evaluation framework. The Board works with the nomination and remuneration committee to lay down the evaluation criteria for the performance of the Chairman, the Board, Board committees, and executive / non-executive / independent directors through peer evaluation, excluding the director being evaluated.

Independent directors have three key roles – governance, control and guidance. Some of the performance indicators, based on which the independent directors are evaluated, include:

- The ability to contribute to and monitor our corporate governance practices
- The ability to contribute by introducing international best practices to address business challenges and risks
- Active participation in long-term strategic planning
- Commitment to the fulfillment of a director's obligations and fiduciary responsibilities; these include participation in Board and committee meetings

To improve the effectiveness of the Board and its committees, as well as that of each individual director, a formal and rigorous Board review is internally undertaken on an annual basis.

The Board had engaged Egon Zehnder, a leadership advisory firm on board matters, to conduct Board evaluation for fiscal 2019. The evaluation process focused on Board dynamics and softer aspects. The process involved independent discussions with all Board members. The Board evaluation process was completed during fiscal 2019.

Further, the evaluation process was based on the affirmation received from the independent directors that they met the independence criteria as required under the Companies Act 2013, Listing Regulations and NYSE listing manual.

## Succession planning

The nomination and remuneration committee works with the Board on the leadership succession plan to ensure orderly succession in appointments to the Board and in senior management. The Company strives to maintain an appropriate balance of skills and experience within the organization and the Board in an endeavor to introduce new perspectives while maintaining experience and continuity.

By integrating workforce planning with strategic business planning, the Company puts the necessary financial and human resources in place so that its objectives can be met.

Our Board includes nine directors with broad and diverse skills and viewpoints to aid the Company in advancing its strategy. In addition, promoting senior management within the organization fuels the ambitions of the talent force to earn future leadership roles.

## Board and executive leadership compensation policy

In order to adapt to the changing business context and the highly competitive environment that we operate in, our executive compensation philosophy has evolved to reward long-term sustainable performance. Our executive compensation policy moves away from a predominantly cash-based compensation structure to a total rewards structure where a significant portion of the rewards is in the form of stock incentives.

The nomination and remuneration committee determines and recommends to the Board the compensation payable to the directors. All Board-level compensation is approved by the shareholders and disclosed separately in the financial statements. Remuneration for the executive directors comprises a fixed component and a variable component, including stock incentives. The committee makes a periodic appraisal of the performance of the executive directors based on a detailed performance matrix. The annual compensation of the executive directors is approved by the committee and placed before the shareholders at the shareholders' meeting or via postal ballot.

The executive directors of the Company are entitled to an annual / half-yearly variable pay, including stock incentives, which is subject to the achievement of certain periodic milestones by the Company, as determined by the Board. The Board may reserve the authority to set such milestones on a GAAP or non-GAAP basis.

As required under the Listing Regulations effective April 1, 2019, the nomination and remuneration committee will recommend to the Board the payment of remuneration to senior management. The Nomination and Remuneration Policy of the Company is available on our website at https://www.infosys.com/investors/corporate-governance/Documents/archives/nomination-remuneration-policy.pdf.

The compensation payable to the independent directors is limited to a fixed amount per year as determined and approved by the Board, the sum of which does not exceed 1% of net profits for the year, calculated as per the provisions of the Companies Act, 2013. The Board reviews the performance of independent directors on an annual basis.

In accordance with the Listing Regulations, no employee, including key managerial personnel or director or promoter of a listed entity, shall enter into any agreement for himself or on behalf of any other person, with any shareholder or any other third party with regard to compensation or profit-sharing in connection with dealings in the securities of the Company, unless prior approval for the same has been obtained from the Board of Directors as well as public shareholders by way of an ordinary resolution. During the year, there were no such instances.

## Remuneration to directors in fiscal 2019

in ₹ crore

| Name of director | Fixed salary | | | Bonus / incentives / variable pay | Perquisites on account of stock options exercised[1] | Commission | Total |
|---|---|---|---|---|---|---|---|
| | Base salary (A) | Retiral benefits (B) | Total fixed salary (A+B) | | | | |
| Non-executive and non-independent director | | | | | | | |
| Nandan M. Nilekani[2] | – | – | – | – | – | – | – |
| Executive directors | | | | | | | |
| Salil Parekh[3] | 5.69 | 0.38 | 6.07 | 10.96 | 7.64 | – | 24.67 |
| U.B. Pravin Rao[4] | 4.22 | 0.19 | 4.41 | 3.83 | 0.81 | – | 9.05 |
| Independent directors | | | | | | | |
| Ravi Venkatesan[5] | – | – | – | – | – | 0.14 | 0.14 |
| Kiran Mazumdar-Shaw | – | – | – | – | – | 1.04 | 1.04 |
| Roopa Kudva | – | – | – | – | – | 1.03 | 1.03 |
| Dr. Punita Kumar-Sinha | – | – | – | – | – | 1.50 | 1.50 |
| D.N. Prahlad | – | – | – | – | – | 0.96 | 0.96 |
| D. Sundaram | – | – | – | – | – | 1.04 | 1.04 |
| Michael Gibbs[6] | – | – | – | – | – | 0.75 | 0.75 |

Notes : The details in the above table are on accrual basis. For details on the number of equity shares held by the directors, refer to *Annexure 6* to the *Board's report*

(1) In accordance with the definition of perquisites under the Income-tax Act, 1961, the remuneration includes the value of stock incentives only on those shares that have been exercised during the period. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2019 is mentioned in the notes below. Independent directors are not entitled to any stock incentives.

(2) Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company.

(3) a) Perquisites value of stock incentives on account of exercise of 1,03,604 Restricted Stock Units (RSUs) during fiscal 2019.
b) On the recommendation of the nomination and remuneration committee, in accordance with the terms of his employment agreement, under the 2015 Plan, the Board granted 2,17,200 performance-based RSUs (adjusted for the September 2018 bonus issue) with an effective date of May 2, 2018.
c) On the recommendation of the nomination and remuneration committee, in accordance with the terms of his employment agreement, under the 2015 Plan, the Board approved the grant of 42,930 annual time-based RSUs for fiscal 2019. The grants were made effective February 1, 2019.
d) The Board, on April 12, 2019, based on the recommendations of the nomination and remuneration committee, approved the performance-based grant of RSUs amounting to ₹ 13 crore for fiscal 2020 under the 2015 Plan. These RSUs will vest in line with the current employment agreement. The RSUs will be granted effective May 2, 2019 and the number of RSUs will be calculated based on the market price at the close of trading on May 2, 2019.

(4) a) Perquisites value of stock incentives on account of exercise of 6,812 RSUs (not adjusted for the September 2018 bonus issue) during fiscal 2019.
b) On the recommendation of the nomination and remuneration committee, in accordance with the terms of his employment agreement, under the 2015 Plan, the Board approved a grant of 68,250 RSUs, based on his performance in fiscal 2018. The grants were made effective February 1, 2019.

(5) Resigned as member of the Board effective May 11, 2018 to pursue new opportunities.

(6) Appointed effective July 13, 2018.

* The RSUs were issued at par value and the ESOPs were issued at fair market value on the day of grant.

## Non-executive / independent directors' remuneration (commission)

Shareholders at the 34th Annual General Meeting (AGM) held on June 22, 2015 approved a sum not exceeding 1% of the net profit of the Company per annum, calculated in accordance with the provisions of Section 198 of the Companies Act, 2013 to be paid and distributed among some or all of the non-executive directors of the Company in a manner decided by the Board. This payment will be made with respect to the profits of the Company for each year.

Nandan M. Nilekani, Chairman, voluntarily chose not to receive any remuneration for his services rendered to the Company. We have paid ₹6.46 crore to our independent directors for the year ended March 31, 2019. Additionally, independent directors are also reimbursed for expenses incurred in the performance of their official duties. We confirm that none of the non-executive directors received remuneration amounting to 50% of the total remuneration paid to non-executive directors during the year ended March 31, 2019.

The aggregate amount was arrived at using the following criteria:

| Particulars | in ₹ crore | in US$ |
|---|---|---|
| Fixed Board fee | 0.52 | 75,000 |
| Board / committee attendance fee[(1)] | 0.17 | 25,000 |
| Non-executive chairman fee | 1.04 | 1,50,000 |
| Chairperson – audit committee | 0.21 | 30,000 |
| Members – audit committee | 0.14 | 20,000 |
| Chairperson – other committees | 0.14 | 20,000 |
| Members – other committees | 0.07 | 10,000 |
| Travel fee (per meeting)[(2)] | 0.07 | 10,000 |
| Incidental fees (per meeting)[(3)] | 0.01 | 1,000 |

Notes: 1 US$ = ₹69.16 as on March 31, 2019

[(1)] The Company normally has five regular Board meetings in a year. Independent directors are expected to attend at least four quarterly Board meetings and the AGM.

[(2)] For directors based overseas, the travel fee shown is per Board meeting. This is based on the fact that additional travel time of two days will have to be accommodated for independent directors to attend Board meetings in India.

[(3)] For directors based overseas, incidental fees shown is per Board meeting. This fee is paid to non-executive directors for expenses incurred during their travel to attend Board meetings in India.

The Board believes that the above compensation structure is commensurate with global best practices in terms of remunerating non-executive / independent directors of a company of similar size, and adequately compensates for the time and contribution made by our non-executive / independent directors.

## Employment agreements with executive directors

### Salil Parekh, Chief Executive Officer and Managing Director

The Company entered into an executive employment agreement with Salil Parekh effective January 2, 2018. The agreement is available on our website, at https://www.infosys.com/investors/reports-filings/Documents/CEO-executive-employment-agreement2018.pdf. The shareholders approved the appointment and key terms of the agreement with Salil Parekh as CEO & MD (vide postal ballot concluded on February 20, 2018). The postal ballot notice is available on our website, at https://www.infosys.com/investors/Documents/postal-ballot-jan2018.pdf.

### U.B. Pravin Rao, Chief Operating Officer and Whole-time Director

The Company entered into an executive employment agreement with U.B. Pravin Rao effective November 1, 2016. The agreement is available on our website, at https://www.infosys.com/investors/reports-filings/Documents/COO-executive-employment-agreement2018.pdf. The shareholders approved the revised terms of agreement with U.B. Pravin Rao (vide postal ballot concluded on March 31, 2017). The postal ballot notice is available on our website, at https://www.infosys.com/investors/Documents/postal-ballot-notice-feb2017.pdf.

## Indemnification agreements

We have also entered into agreements to indemnify our directors and officers for claims brought against them to the fullest extent permitted under applicable law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceedings, including any action by or in the right of Infosys Limited, arising out of such persons' services as our director or officer, expenses in relation to public relations consultation if required.

## Memberships in other boards

An executive director may, with the prior consent of the Chairman of the Board, serve on the Board of two other business entities, provided that such business entities are not in direct competition with our operations and the appointment shall be subject to the restrictions laid down under the Listing Regulations. Executive directors are also allowed to serve on the boards of corporate or government bodies whose interests are germane to the future of the IT and software business or the key economic institutions of the nation, or whose prime objective is to benefit society.

Independent directors are not expected to serve on the boards of competing companies. There are no other limitations except those imposed by law and good corporate governance practices.

The composition of the Board, and directorships held, as on March 31, 2019 are as follows:

**Memberships in other boards**

| Name of the director | Age | Indian-listed companies: Name of the company | Indian-listed companies: Category of directorship | All companies around the world[(1)(5)] | Committee membership[(2)(5)] | Committee chairpersonship[(2)(5)] |
|---|---|---|---|---|---|---|
| **Non-executive and non-independent director** | | | | | | |
| Nandan M. Nilekani | 63 | Infosys Limited | Non-executive and non-independent director | 5 | 0 | 0 |
| **Whole-time directors** | | | | | | |
| Salil Parekh | 54 | Infosys Limited | Executive director | 2 | 0 | 0 |
| U.B. Pravin Rao | 57 | Infosys Limited | Executive director | 2 | 0 | 0 |
| **Independent directors** | | | | | | |
| Kiran Mazumdar-Shaw[(3)] | 66 | Biocon Limited | Executive director | 19 | 0 | 2 |
| | | Infosys Limited | Independent director | | | |
| | | Narayana Hrudayalaya Limited | Non-executive and non-independent director | | | |
| | | Syngene International Limited | Executive director | | | |
| | | United Breweries Limited | Independent director | | | |
| Roopa Kudva | 55 | Infosys Limited | Independent director | 4 | 3 | 1 |
| | | Nestle India Limited | Independent director | | | |
| Dr. Punita Kumar-Sinha | 56 | Bharat Financial Inclusion Limited | Independent director | 11 | 6 | 2 |
| | | Infosys Limited | Independent director | | | |
| | | JSW Steel Limited | Independent director | | | |
| | | Rallis India Limited | Independent director | | | |
| | | Sobha Limited | Independent director | | | |
| | | SREI Infrastructure Finance Limited | Independent director | | | |
| D.N. Prahlad | 63 | Infosys Limited | Independent director | 7 | 2 | 1 |
| D. Sundaram | 66 | ACC Limited | Independent director | 8 | 3 | 5 |
| | | Crompton Greaves Consumer Electricals Limited | Independent director | | | |
| | | Glaxosmithkline Pharmaceuticals Limited | Independent director | | | |
| | | Infosys Limited | Independent director | | | |
| | | TVS Electronics Limited | Non-executive and non-independent director | | | |
| Michael Gibbs[(4)] | 61 | Infosys Limited | Independent director | 1 | 0 | 0 |

Non-executive and non-independent director    Executive director    Independent director

Notes: There are no *inter-se* relationships between our Board members. The Company doesn't have any pecuniary relationship with any of the non-executive directors.

[(1)] Directorship in companies around the world (listed, unlisted and private limited companies)

[(2)] As required by Regulation 26 of the Listing Regulations, the disclosure includes membership / chairpersonship of the audit committee and stakeholders relationship committee in Indian public companies (listed and unlisted)

[(3)] Appointed as Lead Independent Director effective April 13, 2018 and reappointed as independent director effective April 1, 2019

[(4)] Appointed as independent director effective July 13, 2018

[(5)] Including Infosys Limited and its subsidiaries

## B. Board meetings

### Scheduling and selection of agenda items for Board meetings

The dates of Board meetings for the next fiscal are decided in advance and published in the Annual Report as part of *Shareholder information*. The Chairman and the Company Secretary draft the agenda for each meeting, along with explanatory notes, in consultation with the CEO & MD, and distribute these in advance to the directors. Every Board member can suggest the inclusion of additional items in the agenda. The Board meets at least once a quarter to review the quarterly results and other items on the agenda, and also on the occasion of the AGM. Additional meetings are held when necessary. Independent directors are expected to attend at least four quarterly Board meetings and the AGM. However, with the Board being represented by independent directors from various parts of the world, it may not be possible for each one of them to be physically present at all meetings. Hence, we provide video / teleconferencing facilities to enable their participation. Committees of the Board usually meet the day before the Board meeting, or whenever the need arises for transacting business. The Board members are expected to rigorously prepare for, attend and participate in Board and applicable committee meetings. Each member is expected to ensure their other current and planned future commitments

do not materially interfere with their responsibilities with us. During the year ended March 31, 2019, 12 Board meetings were held. These were held on April 12-13, 2018; June 23, 2018; July 12-13, 2018; August 18, 2018; September 06, 2018; September 14, 2018; October 15-16, 2018; November 15, 2018; December 14, 2018; December 20, 2018; January 10-11, 2019 and March 28, 2019.

## Attendance of directors during fiscal 2019

**Board meeting and AGM attendance of directors during fiscal 2019**

| Name of the director | AGM June 23, 2018 | Board meeting number | | | | | | | | | | | | Held during tenure | Attended | % of attendance |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 | 12 | | | |
| Nandan M. Nilekani | In person | In person | In person | In person | In person | In person | In person | In person | Video | In person | × | In person | In person | 12 | 11 | 92 |
| Salil Parekh | In person | In person | In person | In person | In person | × | Video | In person | × | × | In person | In person | In person | 12 | 9 | 75 |
| U.B. Pravin Rao | In person | In person | × | In person | Video | In person | In person | In person | In person | In person | In person | In person | × | 12 | 10 | 83 |
| Kiran Mazumdar-Shaw[1] | In person | In person | In person | In person | Audio | Video | × | Video | Video | In person | In person | In person | Audio | 12 | 9 | 75 |
| Roopa Kudva | In person | In person | In person | In person | Video | Video | Video | In person | Video | Video | Audio | In person | × | 12 | 10 | 83 |
| Dr. Punita Kumar-Sinha | In person | In person | In person | In person | Video | Video | Video | In person | Video | Video | Video | In person | Video | 12 | 12 | 100 |
| D.N. Prahlad | In person | In person | In person | In person | In person | In person | In person | In person | In person | Audio | Video | In person | In person | 12 | 11 | 92 |
| D. Sundaram | In person | In person | In person | In person | In person | Video | × | In person | In person | Video | Video | In person | × | 12 | 10 | 83 |
| Michael Gibbs[2] | – | – | – | In person | Audio | Video | Video | In person | Video | Video | × | In person | Video | 10 | 8 | 80 |
| Ravi Venkatesan[3] | – | In person | – | – | – | – | – | – | – | – | – | – | – | 1 | 1 | 100 |

Attended in person  Attended through video conference  × Leave of absence  Attended through audio conference (not counted for quorum and for calculating % of attendance)

[1] Reappointed as independent director for the second term effective April 1, 2019

[2] Appointed as independent director effective July 13, 2018

[3] Resigned as independent director effective May 11, 2018

## Availability of information to Board members

The Board has unrestricted access to all Company-related information, including that of our employees. At Board meetings, managers and representatives who can provide additional insights into the items being discussed are invited. Information is provided to the Board members on a continuous basis for their review, inputs and approval. Strategic and operating plans are presented to the Board in addition to the quarterly and annual financial statements. Specific cases of acquisitions, important managerial decisions, material positive / negative developments and statutory matters are presented to the committees of the Board and later, with the recommendation of the committees, to the Board for its approval. As a process, information to directors is submitted along with the agenda well in advance of Board meetings. Inputs and feedback of Board members are taken and considered while preparing the agenda and documents for the Board meetings. Deep dive and immersion sessions are conducted by senior executives in their respective business units. At these meetings, directors can provide their inputs and suggestions on various strategic and operational matters.

## Meeting of independent directors

Schedule IV of the Companies Act, 2013 and the Rules thereunder mandate that the independent directors of the Company shall hold at least one meeting in a year, without the attendance of non-independent directors and members of the Management.

Even before the Companies Act, 2013 came into effect, our Board's policy mandated periodic meetings attended exclusively by the independent directors. At such meetings, the independent directors discuss, among other matters, the performance of the Company and risks faced by it, the flow of information to the Board, competition, strategy, leadership strengths and weaknesses, governance, compliance, Board movements, human resource matters and performance of the executive members of the Board, including the Chairman. During the year, the independent directors met without the presence of the Management.

## Materially significant related party transactions

There have been no materially significant related party transactions, monetary transactions or relationships between the Company and its directors, the Management, subsidiaries or relatives, except for those disclosed in the *Board's report*. Detailed information on materially significant related party transactions is enclosed as *Annexure 2* to the *Board's report*. The links to the Related Party Transaction Policy and the Policy on Material Subsidiaries are provided in *Annexure 9* to the *Board's report*.

## C. Board committees

The Board, as on March 31, 2019, had five committees: audit committee, corporate social responsibility (CSR) committee, nomination and remuneration committee, risk management committee, and stakeholders relationship committee. All committees except the CSR committee consist entirely of independent directors.

**Board and committee composition**

| Name of the director | Board | Audit committee | Corporate social responsibility committee | Nomination and remuneration committee | Risk management committee | Stakeholders relationship committee |
|---|---|---|---|---|---|---|
| Nandan M. Nilekani | Chairperson | | | | | |
| Salil Parekh | Member | | | | | |
| U.B. Pravin Rao | Member | | Member | | | |
| Kiran Mazumdar-Shaw | Member | | Chairperson | Chairperson | Member | |
| Roopa Kudva | Member | Member | Member | | | Chairperson |
| Dr. Punita Kumar-Sinha | Member | Member | Member | | | Member |
| D.N. Prahlad | Member | | | Member | Chairperson | Member |
| D. Sundaram | Member | Chairperson | | Member | Member | |
| Michael Gibbs | Member | | | | Member | |
| Total no. of members | 9 | 3 | 4 | 3 | 4 | 3 |

Chairperson / Member (legend)

Buyback committee: The Board, in order to execute the buyback procedures, on January 11, 2019 formed the buyback committee comprising COO, CFO, Deputy CFO, Group General Counsel and Company Secretary as its members. During the year, the committee executed buyback procedures as required under SEBI (Buy-Back of Securities) Regulations, 2018.

The Board, in consultation with the nomination and remuneration committee, is responsible for assigning and fixing terms of service for committee members. It delegates these powers to the nomination and remuneration committee.

The chairman of the Board, in consultation with the Company Secretary and the committee chairperson, determines the frequency and duration of the committee meetings. Normally, all the committees meet four times a year. The recommendations of the committees are submitted to the Board for approval. During the year, all recommendations of the committees were approved by the Board.

The quorum for meetings is the higher of two members or one-third of the total number of members of the committee.

### 1. Audit committee

Our audit committee comprised three independent directors as on March 31, 2019:

- D. Sundaram, *Chairperson and Financial Expert*
- Roopa Kudva
- Dr. Punita Kumar-Sinha

Ravi Venkatesan ceased to be a member of the committee effective May 11, 2018.

The Company Secretary acts as the secretary to the audit committee.

The primary objective of the audit committee is to monitor and provide an effective supervision of the Management's financial reporting process, to ensure accurate and timely disclosures, with the highest levels of transparency, integrity and quality of financial reporting. The committee oversees the work carried out in the financial reporting process by the Management, the internal auditors and the independent auditors. The committee also notes the processes and safeguards employed by each of them. The audit committee is responsible for recommending selection, evaluation and, where appropriate, replacing the independent auditors in accordance with the law. All possible measures are taken by the committee to ensure the objectivity and independence of the independent auditors.

In India, we are listed on the BSE Limited (BSE) and the National Stock Exchange of India Limited (NSE). We are also listed on NYSE in the US. In India, Regulation 18 of the Listing Regulations and in the US, the Blue Ribbon Committee set up by the U.S. Securities and Exchange Commission (SEC) mandate that listed companies adopt an appropriate audit committee charter. The audit committee charter containing exhaustive terms of reference was amended on April 12, 2019 and is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/audit-committee-charter.pdf. The Board accepted all recommendations made by the audit committee.

## Audit committee attendance

The audit committee held 12 meetings during the year ended March 31, 2019. These were held on April 12-13, 2018; July 12-13, 2018; August 18, 2018; September 06, 2018; September 11, 2018; September 14, 2018; October 15-16, 2018; November 15, 2018; December 14, 2018; December 20, 2018; January 10-11, 2019 and March 8, 2019. The attendance details of the audit committee meetings are as follows:

**Audit committee meeting**

| Name of the member | Committee meeting number | | | | | | | | | | | | Held during tenure | Attended | % of attendance |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 | 12 | | | |
| D. Sundaram | In person | In person | In person | Video conference | In person | Leave of absence | In person | In person | Video conference | Video conference | In person | In person | 12 | 11 | 92 |
| Dr. Punita Kumar-Sinha | In person | In person | Video conference | Video conference | In person | Video conference | In person | Video conference | Video conference | Video conference | In person | In person | 12 | 12 | 100 |
| Roopa Kudva | In person | In person | Video conference | Video conference | Video conference | Video conference | In person | Video conference | Video conference | Audio conference | In person | In person | 12 | 11 | 92 |
| Ravi Venkatesan[(1)] | In person | – | – | – | – | – | – | – | – | – | – | – | 1 | 1 | 100 |

Attended in person; Attended through video conference; Leave of absence; Attended through audio conference (not counted for quorum and for calculating % of attendance)

(1) Ceased to be a member of the committee effective May 11, 2018

## Audit committee report for the year ended March 31, 2019

The audit committee is guided by the charter adopted by the Board, available on the Company's website, at https://www.infosys.com/investors/corporate-governance/Documents/audit-committee-charter.pdf. The charter is reviewed annually and was last amended on April 12, 2019 to keep it relevant to the current composition and functions of the committee.

The audit committee helps the Board monitor the Management's financial reporting process and ensure that the disclosures are not only accurate and timely, but follow the highest levels of transparency, integrity and quality of financial reporting. The committee also oversees the work of the internal and the independent auditors and reviews the processes and safeguards employed by them. The audit committee is responsible for recommending selection, evaluation and where appropriate, replacement of the independent auditors in accordance with the law. It recommends to the Board the remuneration and terms of appointment of the internal, secretarial and independent auditors. All possible measures are taken by the committee to ensure the objectivity and independence of the independent auditors. In addition, the committee reviews the policies, processes and controls relating to the valuation of undertakings or assets of the Company that are carried out as and when required.

The committee is comprised solely of independent directors and fulfills the requirements of audit committee charter, as well as Section 149 of the Companies Act, 2013, Regulation 18 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, and NYSE guidelines. The committee complies with the SEBI Listing Regulations and the audit committee charter. To carry out its responsibilities efficiently and transparently, the committee relies on the Management's financial expertise and that of the internal and the independent auditors. The Management is responsible for the Company's internal control over financial reporting and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's financial statements in accordance with the Generally Accepted Auditing Principles and for issuing a report based on the audit.

The audit committee met 12 times during fiscal 2019. The Management shared the Company's financial statements, prepared in accordance with the Indian Accounting Standards (Ind AS) as specified under the Companies Act, 2013, read with the relevant rules thereunder and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, with the committee. The committee held discussions with the auditors (whenever necessary, without any member of the Management being present) regarding the Company's audited financial statements and sought the auditors' judgment about the quality and applicability of the accounting principles, the reasonableness of significant judgments and the adequacy of disclosures in the financial statements. The committee also reviewed with independent auditors the nature and scope of audit coverage, to ascertain adequacy and appropriateness. They also reviewed the Management's discussion and analysis of the financial condition and results of operations.

The committee also discussed with the auditors the matters required by Public Company Accounting Oversight Board (PCAOB) Auditing Standard 1301, as adopted by the PCAOB in Rule 3200. Besides discussing the overall scope and plan for the internal audit and requirements of SEC, SEBI and other regulatory bodies, the committee also reviewed the adequacy and effectiveness of the Company's legal, regulatory and ethics compliance programs. The committee also reviewed other financial policies including the Treasury Policy, covering instruments and foreign currency hedges and approved appropriate amendments to the same. The committee, on a periodic basis, reviewed the process adopted by the Management on impairment of assets including financial assets and goodwill.

The committee granted omnibus approval for the related party transactions proposed to be entered into by the Company during fiscal 2019. On a periodic basis, the committee reviewed and approved transactions of the Company with

related parties and recommended to the Board for approval as and when necessary.

During the year, the committee reviewed and approved the Capital Allocation Policy and recommended to the Board for adoption.

The committee also approved and recommended to the Board the appointment of the Chief Financial Officer after assessing qualifications, background and experience.

The committee approved the revised Insider Trading Policy, Corporate Policy on Investor Relations, and the Whistleblower Policy effective April 1, 2019 and recommended the same to the Board for adoption.

The committee monitored and reviewed investigations of the whistleblower complaints received during the year.

The Board dissolved the finance and investment committee and deliberated that the roles and responsibilities of the finance and investment committee will be overseen by the audit committee, effective April 13, 2018. Accordingly, the committee reviewed, approved and recommended investments, divestments and acquisitions made during the year to the Board.

Based on its discussion with the Management and the auditors, and a review of the representations of the Management and the report of the auditors, the committee has recommended the following to the Board:

- The audited financial statements of Infosys Limited, prepared in accordance with Ind AS, for the year ended March 31, 2019 be accepted by the Board as a true and fair statement of the financial status of the Company
- The audited consolidated financial statements of Infosys Limited and its subsidiaries, prepared in accordance with Ind AS, for the year ended March 31, 2019 be accepted by the Board as a true and fair statement of the financial status of the Group
- The audited consolidated financial statements of Infosys Limited and its subsidiaries, prepared in Indian rupee in accordance with IFRS, for the quarter and year ended March 31, 2019 be accepted by the Board as a true and fair statement of the financial status of the Group
- The audited consolidated financial statements of Infosys Limited and its subsidiaries, prepared in US dollar in accordance with IFRS, for the year ended March 31, 2019, upon adoption by this committee, be accepted by the Board as a true and fair statement of the financial status of the Group and included in the Company's Annual Report on Form 20-F, to be filed with the U.S. Securities and Exchange Commission (SEC)
- Deloitte Haskins & Sells LLP, Chartered Accountants (Firm registration number 117366 W/W 100018) ("Deloitte") was appointed as the statutory auditors of the Company to hold office for a period of five consecutive years from the conclusion of the 36th AGM held on June 24, 2017, till the conclusion of the 41st AGM to be held in 2022. The second year of audit was of the financial statements for the year ending March 31, 2019, which included the audit of the quarterly financial statements for the year. The committee took note that the Companies Act, 2013 has exempted the requirement of ratification of appointment of auditors on an annual basis at the AGM
- The appointment of Ernst & Young LLP as the internal auditors of the Company for the year ended March 31, 2020, to review various operations of the Company
- The committee will be issuing a letter in line with Recommendation No. 9 of the Blue Ribbon Committee on audit committee effectiveness, to be provided in the financial statements prepared in accordance with IFRS in the Annual Report on Form 20-F.
- The appointment of Parameshwar G. Hegde of Hegde & Hegde, Practicing Company Secretaries, as secretarial auditor for the year ending March 31, 2020 to conduct the secretarial audit as prescribed under Section 204 and other applicable sections of the Companies Act, 2013.

Relying on its review and the discussions with the Management and the independent auditors, the committee believes that the Company's financial statements are fairly presented in conformity with Ind AS and IFRS and that there is no significant deficiency or material weakness in the Company's internal control over financial reporting.

In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the audit committee charter.

Sd/-

Bengaluru
April 12, 2019

D. Sundaram
*Chairperson*

## 2. Corporate social responsibility (CSR) committee

Our CSR committee comprises three independent directors and the COO & Whole-time Director as members as on March 31, 2019:

- Kiran Mazumdar-Shaw, *Chairperson*
- U.B. Pravin Rao
- Roopa Kudva
- Dr. Punita Kumar-Sinha

While aiming to generate maximum profit for our shareholders through the year, we also focus on our social and environmental responsibilities to fulfill the needs and expectations of the communities around us. Our CSR is not limited to philanthropy, but encompasses holistic community development, institution-building and sustainability-related initiatives.

The CSR committee was set up to formulate and monitor the CSR Policy of the Company. The CSR committee adopted a policy that outlines the Company's objective of catalyzing economic development that positively improves the quality of life for the society, and aims to be a responsible corporate citizen and create through its activities a positive impact on the environment, communities and stakeholders.

The CSR committee is also responsible for overseeing the activities / functioning of the Infosys Foundation and Infosys Foundation USA in identifying the areas of CSR activities,

programs and execution of initiatives as per pre-defined guidelines. The Foundations, in turn, guide the CSR committee in reporting the progress of deployed initiatives, and making appropriate disclosures on a periodic basis.

The CSR Policy of the Company and the charter of the CSR committee are available on our website, at http://www.infosys.com/investors/corporate-governance/Pages/policies.aspx.

## CSR committee attendance

The committee held four meetings during the year ended March 31, 2019. These were held on April 12, 2018, July 12, 2018, October 15, 2018 and January 10, 2019. The attendance details of the committee meetings are as follows:

**CSR committee meeting**

| Name of the member | Committee meeting number | | | | Held during tenure | Attended | % of attendance |
|---|---|---|---|---|---|---|---|
| | 1 | 2 | 3 | 4 | | | |
| Kiran Mazumdar-Shaw | Attended in person | Attended in person | Attended through video conference | Attended in person | 4 | 4 | 100 |
| U.B. Pravin Rao | Attended in person | Attended in person | Attended in person | Attended in person | 4 | 4 | 100 |
| Roopa Kudva | Attended in person | Attended in person | Attended in person | Attended in person | 4 | 4 | 100 |
| Dr. Punita Kumar-Sinha | Attended in person | Attended in person | Attended in person | Attended in person | 4 | 4 | 100 |

Attended in person  Attended through video conference

## CSR committee report for the year ended March 31, 2019

The CSR report, as required under the Companies Act, 2013 for the year ended March 31, 2019 is attached as *Annexure 7* to the *Board's report*.

The committee on a periodic basis reviewed and approved the budget and disbursement for Infosys Foundation and Infosys Foundation USA.

## 3. Nomination and remuneration committee

Our nomination and remuneration committee comprised three independent directors as on March 31, 2019:

- Kiran Mazumdar-Shaw, *Chairperson*
- D.N. Prahlad
- D. Sundaram

Ravi Venkatesan ceased to be a member of the committee effective May 11, 2018.

The purpose of the committee is to screen and review individuals qualified to serve as executive directors, non-executive directors, key managerial personnel and independent directors, consistent with the criteria approved by the Board, and to recommend, for approval by the Board, nominees for election at the AGM. It also designs, benchmarks and continuously reviews the compensation program for the Board and the CEO & MD against the achievement of measurable performance goals. The committee also reviews and approves senior executive compensation to ensure that it is competitive in the global markets in which we operate, to attract and retain the best talent.

The committee makes recommendations to the Board on candidates for (i) nomination for election or re-election by the shareholders; and (ii) any Board vacancies that are to be filled. It may act on its own in identifying potential candidates, inside or outside the Company, or may act upon proposals submitted by the Chairman of the Board. The committee annually reviews and approves for the CEO & MD, the executive directors and executive officers: (a) the annual base salary; (b) the annual incentive bonus including the specific performance-based goals and amount; (c) equity compensation; (d) employment agreements, severance arrangements, and change in control agreements / provisions; and (e) any other benefits, compensation or arrangements.

It reviews and discusses all matters pertaining to candidates and evaluates the candidates, and coordinates and oversees the annual self-evaluation of the Board and of individual directors. It also reviews the performance of all the executive directors on a periodic basis or at such intervals as may be necessary on the basis of the detailed performance parameters set for each executive director at the beginning of the year. The committee may also regularly evaluate the usefulness of such performance parameters, and make necessary amendments.

The Board amended the charter of the nomination and remuneration committee on April 1, 2019. The committee charter and policy are available on our website, at https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx.

## Nomination and remuneration committee attendance

The committee held seven meetings during the year ended March 31, 2019. These were held on April 12, 2018; July 12, 2018; August 18, 2018; October 15, 2018; November 15, 2018; December 20, 2018 and January 10, 2019. The attendance details of the committee meetings are as follows:

**Nomination and remuneration committee meeting**

| Name of the member | Committee meeting number | | | | | | | Held during tenure | Attended | % of attendance |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1 | 2 | 3 | 4 | 5 | 6 | 7 | | | |
| Kiran Mazumdar-Shaw | Attended in person | Attended in person | Attended through audio conference | Attended through video conference | Attended through video conference | Attended in person | Attended in person | 7 | 6 | 86 |
| D.N. Prahlad | Attended in person | Attended in person | Attended in person | Attended in person | Attended in person | Attended through video conference | Attended in person | 7 | 7 | 100 |
| D. Sundaram | Attended in person | Attended in person | Attended in person | Attended in person | Attended in person | Attended through video conference | Attended in person | 7 | 7 | 100 |
| Ravi Ventakesan[(1)] | Attended in person | – | – | – | – | – | – | 1 | 1 | 100 |

Attended in person · Attended through video conference · Leave of absence · Attended through audio conference (not counted for quorum and for calculating % of attendance)

(1) Ceased to be a member of the committee effective May 11, 2018

## Nomination and remuneration committee report for the year ended March 31, 2019

The committee oversees key processes through which the Company recruits new members to its Board, and also the processes through which the Company recruits, motivates and retains outstanding senior management as well as the Company's overall approach to human resources management.

During the year, the committee nominated Michael Gibbs as an independent director. Based on the performance evaluation, among other factors, they also recommended the reappointment of Kiran Mazumdar-Shaw for a second term as independent director, which was approved by the shareholders. Following the provisions of the Companies Act, 2013, Nandan M. Nilekani will retire at the ensuing AGM. The committee considered his performance and recommended that shareholders approve the necessary resolution for his reappointment. Director profiles are available on the Company's website, at https://www.infosys.com/about/management-profiles/Pages/index.aspx. The committee also recommended to the Board and the audit committee the appointment of Nilanjan Roy as the Chief Financial Officer of the Company.

The committee recommended the appointment of Egon Zehnder to assist in evaluating the members of the Board, its committees, and the Board as a whole. Accordingly, the exercise was completed during the financial year ended March 31, 2019.

During the year, the committee approved and recommended a revised Nomination and Remuneration Policy to the Board, which was adopted effective April 1, 2019. The Board also reviewed and adopted the revised Nomination and Remuneration Committee Charter pursuant to the SEBI Listing Regulations, effective April 1, 2019. The revised policy and charter are available on the Company's website, at https://www.infosys.com/investors/corporategovernance/Pages/policies.aspx.

The committee also reviewed the existing tenure of all its directors and the criteria for the appointment of directors, undertook a review of the succession plans for key leadership positions, and helped to shape and monitor the development plans of key leadership personnel. Substantial focus was placed on improving the overall diversity of the workforce and enhancing employee engagement through real-time feedback from employees.

Stock incentives were approved and granted to eligible employees of the Company and subsidiaries during the year with a view to attracting and retaining the best talent, encouraging employees to align individual performance with the Company objectives, promoting increased participation by them in the growth of the Company, and aligning with shareholder value creation.

The committee reviewed various initiatives undertaken by the Company to ensure the safety, security and well-being of employees, as well as their overall development through learning programs and on-the-job training. The committee also gave broad directions to guide the overall leadership development plans of the Company.

The committee identified ongoing training and education programs to ensure that the non-executive directors are provided with adequate information regarding the business, industry, and their legal responsibilities and duties.

Sd/-

Bengaluru
April 11, 2019

Kiran Mazumdar-Shaw
*Chairperson*

## 4. Risk management committee

Our risk management committee comprised four independent directors as on March 31, 2019:

- D.N. Prahlad, *Chairperson*
- D. Sundaram
- Kiran Mazumdar-Shaw
- Michael Gibbs

Ravi Venkatesan ceased to be a member of the committee effective May 11, 2018.

Michael Gibbs was appointed as a member of the committee effective July 13, 2018.

The purpose of the risk management committee is to assist the Board in fulfilling its responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and environmental risks. The risk management committee has the overall responsibility of monitoring and approving the risk policies and associated practices of the Company. It is also responsible for reviewing and approving risk disclosure statements in public documents or disclosures.

The Board amended the charter of the risk management committee on April 1, 2019 and the same is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/risk-management-committee-charter.pdf. Further, the risk management framework of the Company is part of the *Risk management report* section of the Annual Report.

## Risk management committee attendance

The risk management committee held five meetings during the year ended March 31, 2019. These were held on April 12, 2018; July 12, 2018; October 8, 2018; October 15, 2018 and January 10, 2019. The attendance details of the risk management committee meetings are as follows:

**Risk management committee meeting**

| Name of the member | Committee meeting number | | | | | Held during tenure | Attended | % of attendance |
|---|---|---|---|---|---|---|---|---|
| | 1 | 2 | 3 | 4 | 5 | | | |
| D.N. Prahlad | Attended in person | Attended in person | Attended in person | Attended in person | Attended in person | 5 | 5 | 100 |
| D. Sundaram | Attended in person | Attended in person | Attended through video conference | Attended in person | Attended in person | 5 | 5 | 100 |
| Kiran Mazumdar-Shaw | Attended in person | Attended in person | Attended in person | Attended through video conference | Attended in person | 5 | 5 | 100 |
| Michael Gibbs[(1)] | – | – | Attended through video conference | Attended in person | Attended in person | 3 | 3 | 100 |
| Ravi Venkatesan[(2)] | Attended in person | – | – | – | – | 1 | 1 | 100 |

Attended in person   Attended through video conference

[(1)] Inducted as a member to the committee effective July 13, 2018

[(2)] Ceased to be a member of the committee effective May 11, 2018

## Risk management committee report for the year ended March 31, 2019

The risk management committee reviewed the Company's progress on strategy execution, its risk management practices and activities on a quarterly basis. This included a review of strategic programs for the achievement of short and long-term business objectives covering growth, profitability, business model, talent, leadership and operational excellence of various business units. The committee reviewed the top strategic, operational and compliance risks associated with achieving these business objectives, and the actions taken to address these risks.

In accordance with the scheduled annual calendar, the committee reviewed risks in the areas of digital services automation, US talent localization, employee engagement, customer external environment, credit assessment process, consequence and incident management, GDPR, subsidiaries, critical projects and immigration regulation risk. The members of the committee conducted deep dive exercises in some of the above areas. In addition, a separate cybersecurity sub-committee was set up. Michael Gibbs and D.N. Prahlad are members of this sub-committee. The cybersecurity sub-committee conducted an in-depth review of existing practices and put in place a framework for regular review.

Further, the committee reviewed the data produced by the Company's enterprise risk management framework, corporate strategy execution scorecard, processes used to identify top strategic, operational and compliance-related risks, trend lines of top risks in terms of impact, likelihood of occurrence, potential exposure and progress of mitigation actions. The committee prioritized critical risk areas and refreshed its approach towards risk mitigation.

The committee shared regular updates with the Board regarding all aspects of risk management. While acknowledging the competitive and dynamic nature of the business environment, and based on the information made available to it, the committee believes that the Infosys risk framework, along with its risk assessment, monitoring, mitigation and reporting practices, is adequate to effectively manage the foreseeable material risks.

During the year, the Board changed the name of the committee from risk and strategy committee to risk management committee and revised the committee's charter effective April 1, 2019, to include cybersecurity as a function of the committee and monitoring of enterprise risk management framework by the committee. The revised charter is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/risk-management-committee-charter.pdf.

In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the risk management committee charter.

Sd/-

Bengaluru
April 11, 2019

D.N. Prahlad
*Chairperson*

## 5. Stakeholders relationship committee

The stakeholders relationship committee has the mandate to review and redress stakeholder grievances.

Our stakeholders relationship committee comprised three independent directors as on March 31, 2019:

- Roopa Kudva, *Chairperson*
- D.N. Prahlad
- Dr. Punita Kumar-Sinha

Roopa Kudva was appointed as Chairperson of the committee effective May 21, 2018.

Ravi Venkatesan ceased to be a member effective May 11, 2018.

D.N. Prahlad was appointed as a member of the committee effective May 21, 2018.

The Board has appointed A.G.S. Manikantha, Company Secretary, as the Compliance Officer, as required under the Listing Regulations, effective December 1, 2015. The Board has also appointed A.G.S Manikantha, Company Secretary, as the Nodal Officer effective October 14, 2016 to ensure compliance with the IEPF Rules.

### Stakeholders relationship committee attendance

The stakeholders relationship committee held four meetings during the year ended March 31, 2019. These were held on April 12, 2018; July 12, 2018; October 15, 2018 and January 10, 2019. The attendance details of the stakeholders relationship committee meetings are as follows:

**Stakeholders relationship committee meeting**

| Name of the member | Committee meeting number | | | | Held during tenure | Attended | % of attendance |
|---|---|---|---|---|---|---|---|
| | 1 | 2 | 3 | 4 | | | |
| Ravi Venkatesan[(1)] | 👤 | – | – | – | 1 | 1 | 100 |
| Roopa Kudva[(2)] | 👤 | 👤 | 👤 | 👤 | 4 | 4 | 100 |
| Dr. Punita Kumar-Sinha | 👤 | 👤 | 👤 | 👤 | 4 | 4 | 100 |
| D.N. Prahlad[(3)] | – | 👤 | 👤 | 👤 | 3 | 3 | 100 |

👤 Attended in person

(1) Ceased to be the chairperson and member of the committee effective May 11, 2018

(2) Appointed as the chairperson of the committee effective May 21, 2018

(3) Inducted as a member of the committee effective May 21, 2018

### Stakeholders relationship committee report for the year ended March 31, 2019

The committee assists the Board and the Company to oversee the various aspects of the interests of stakeholders.

During the year, the committee:

- Reviewed and took note that 2,507 shareholder grievances were received and all the grievances were resolved within a reasonable time;
- Took note that the Company had appointed an external agency to conduct shareholder outreach. The committee will decide on periodic shareholder interaction from time to time, as appropriate;
- Approved to provide an opportunity for the shareholders to visit the Company's Mysuru campus. Accordingly, around 275 shareholders participated in the campus visit;
- Took note of the unclaimed dividend and equity shares transferred to the Investor Education and Protection Fund (IEPF) pursuant to the IEPF Rules.

The Board amended the charter of the committee effective April 1, 2019 and the same is available on the Company's website, at https://www.infosys.com/investors/corporate-governance/Documents/stakeholders-relationship-committee.pdf.

The committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the committee charter.

The details of the complaints resolved during the year ended March 31, 2019 are as follows:

| Nature of complaints | Received | Resolved | Pending |
|---|---|---|---|
| Dividend / Annual Report related / others | 2,507 | 2,507 | Nil |

It has also been noted that the shareholding in dematerialized mode as on March 31, 2019 was 99.86% (99.82% as of March 31, 2018).

Sd/-

Bengaluru
April 11, 2019

Roopa Kudva
*Chairperson*

## D. Management review and responsibility

### Formal evaluation of officers

The nomination and remuneration committee of the Board approves the compensation and benefits for all executive Board members. A management committee headed by our CEO & MD reviews, evaluates and decides the annual compensation of senior executives. As required under the Listing Regulations effective April 1, 2019, the nomination and remuneration committee will recommend to the Board the payment of remuneration to senior management. The Nomination and Remuneration Policy of the Company is available on our website at https://www.infosys.com/investors/corporate-governance/Documents/archives/nomination-remuneration-policy.pdf.

### Board interaction with clients, employees, institutional investors, governments and the media

The Chairman, the CEO & MD, the COO, the CFO, the Presidents and the Deputy CFO represent the Company in interactions with investors, the media and various governments. In addition, the CEO & MD, the COO, the CFO and the Presidents manage interactions with clients and employees and the investor relations team represents the Company in interactions with investors. The other authorized media spokespersons for business-specific matters include the functional heads and identified subject matter experts.

## E. Shareholders

### Disclosures regarding the appointment or reappointment of directors

As per the provisions of the Companies Act, 2013, Nandan M. Nilekani will retire at the ensuing AGM and being eligible, seeks reappointment. The Board, based on its evaluation, has recommended his reappointment.

The Companies Act, 2013 provides for the appointment of independent directors. Sub-section (10) of Section 149 of the Companies Act, 2013 (effective April 1, 2014) provides that independent directors shall hold office for a term of up to five consecutive years on the board of a company, and shall be eligible for reappointment for another term of five years on passing of a special resolution by the shareholders of the Company. Accordingly, all independent directors were appointed by the shareholders either at the general meeting or through a postal ballot as required under Section 149(10). Kiran Mazumdar-Shaw was reappointed for the second term as an independent director, effective April 1, 2019 and the same was approved by shareholders through a postal ballot concluded on March 12, 2019.

Further, Section 149(11) states that no independent director shall be eligible to serve on the Board for more than two consecutive terms of five years. Section 149(13) states that the provisions of retirement by rotation, as defined in sub-sections (6) and (7) of Section 152 of the Act, shall not apply to such independent directors.

### Communication to the shareholders

The quarterly report, along with additional information and official news releases, are posted on our website, at https://www.infosys.com/investors/reports-filings/. The reports contain select financial data extracted from the audited condensed consolidated financial statements under the IFRS (INR), and audited condensed consolidated financial statements under the IFRS (USD). Moreover, the quarterly / annual results and official news releases are generally published in *The Economic Times*, *The Times of India*, *Business Standard*, *Business Line*, *Financial Express* and *Prajavani* (a regional daily published from Bengaluru). Quarterly and annual financial statements, along with segmental information, are also posted on our website, at https://www.infosys.com/investors/reports-filings/. Earnings calls with analysts and investors are broadcast live on our website and their transcripts are also published on the website. The proceedings of the AGM are webcast live for shareholders across the world. The AGM presentations, transcripts and video archives are available on our website, at https://www.infosys.com/investors/reports-filings/.

Further, Form 20-F, filed annually with the SEC, also contains detailed disclosures and is made available on our website, at https://www.infosys.com/investors/reports-filings/annual-report/Pages/index.aspx.

The shareholders can access the details of corporate governance policies, Board committee charters, Memorandum and Articles of Association, financial information, shareholding information, details of unclaimed dividend and shares transferred / liable to transfer to IEPF etc. on the Company's website. The shareholders can also visit www.sec.gov where the investors can view statutory filings of the Company with the SEC.

Other information, such as press releases, stock exchange disclosures and presentations made to investors and analysts etc., is regularly updated on the Company's website.

Details useful for our shareholders are also published in the *Shareholder information* section which forms part of the *Corporate governance report*.

### Investor grievance and share transfer system

We have a Board-level stakeholders relationship committee to examine and redress complaints by shareholders and investors. The status of complaints and share transfers is reported to the entire Board. The details of shares transferred and the nature of complaints are provided in the *Shareholder information* section of the Annual Report. For shares transferred in physical form, the Company provides adequate notice to the seller before registering the transfer of shares. The stakeholders relationship committee meets as often as required to resolve shareholder grievances. For matters regarding shares transferred in physical form, share certificates, dividends, and change of address, shareholders should communicate with Karvy Fintech Private Limited, our registrar and share transfer agent. Their address is published in the *Shareholder information* section of this Annual Report.

Share transactions are simpler and faster in electronic form. After a confirmation of a sale / purchase transaction from the broker, shareholders should approach the depository participant with a request to debit or credit the account for

the transaction. The depository participant will immediately arrange to complete the transaction by updating the account. There is no need for a separate communication to the Company to register the transfer.

SEBI, effective April 01, 2019, barred physical transfer of shares of listed companies and mandated transfers only through demat. However, investors are not barred from holding shares in physical form.

## Details of non-compliance

No penalty has been imposed by any stock exchange, SEBI or SEC, nor has there been any instance of non-compliance with any legal requirements, or on matters relating to the capital market over the last three years.

## SEBI settlement order

The Company submitted a settlement application to SEBI on December 5, 2017. SEBI passed a settlement order dated February 15, 2019 ("the Settlement Order") in respect of the settlement application. The settlement application pertained to matters relating to the severance agreement entered into with Rajiv Bansal, the former CFO of the Company, in October 2015, and was based on an undertaking by the Company without admitting the findings of facts and conclusion of law. The Company has paid a settlement amount of Rupees thirty-four lakh thirty-five thousand (₹34,35,000) in respect of the said settlement of allegations under the Settlement Order. Pursuant to the Settlement Order, the possible proceedings against the Company stand settled and no enforcement action will be initiated by SEBI against the Company in respect of the said allegations.

## Auditors' certificate on corporate governance

As required by Schedule V of the Listing Regulations, the Auditors' certificate on corporate governance is enclosed as *Annexure 4* to the *Board's report*.

In addition to the auditor's certificate on corporate governance, we have also voluntarily engaged a practicing company secretary to audit us on corporate governance and issue a report. The report does not contain any adverse remarks.

## Details of total fees paid to statutory auditors

The details of total fees for all services paid by the Company and its subsidiaries, on a consolidated basis, to the statutory auditor and all entities in the network firm / network entity of which the statutory auditor is a part, are as follows :

in ₹ crore

| Type of Service | Fiscal 2019 | Fiscal 2018 |
|---|---|---|
| Audit fees[1] | 11 | 10 |
| Tax fees | 2 | 3 |
| Others | 1 | – |
| | 14 | 13 |

(1) Includes audit and audit related services

## CEO and CFO certification

As required by the Listing Regulations, the *CEO and CFO certification* is provided in this Annual Report.

## Code of conduct

In compliance with the Listing Regulations and the Companies Act, 2013, the Company has framed and adopted a Code of Conduct and Ethics ("the Code"). The Code is applicable to the members of the Board, the executive officers and all employees of the Company and its subsidiaries. The Code is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/CodeofConduct.pdf.

All members of the Board, the executive officers and senior officers have affirmed compliance to the Code as on March 31, 2019.

A declaration to this effect, signed by the CEO & MD and the CFO, forms part of the *CEO and CFO certification*.

## Establishment of vigil / whistleblower mechanism

The Company has established a mechanism for directors and employees to report concerns about unethical behavior, actual or suspected fraud, or violation of the Code. It also provides for adequate safeguards against the victimization of employees who avail of the mechanism, and allows direct access to the chairperson of the audit committee in exceptional cases. During the year, the Whistleblower Policy was amended in line with SEBI (Prohibition of Insider Trading) (Amendment) Regulations, 2018 ("the insider trading regulations"), enabling employees to report any violations under the insider trading regulations and leak of Unpublished Price-Sensitive Information (UPSI).

## Prevention of insider trading

During the year, the Company has amended the Insider Trading Policy and Corporate Policy Statement on Investor Relations in line with the SEBI (Prohibition of Insider Trading) (Amendment) Regulations, 2018. This policy includes policy and procedures for inquiry in case of leak of UPSI or suspected leak of UPSI. The Company has automated the declarations and disclosures to identified designated persons, and the Board reviews the policy on a need basis. The key changes to the polices are provided in *Annexure 9* to the *Board's Report*. The amended policy is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/insider-trading-policy.pdf.

## Complaints pertaining to sexual harassment

The details of complaints filed, disposed of and pending during the financial year pertaining to sexual harassment is provided in the *Business responsibility report* of this Annual report.

## General body meetings / postal ballots

The details of the last three Annual and / or Extraordinary General Meetings are as follows:

| Year ended | Date and time | Venue | Special resolution passed | Web link for webcast / transcripts |
|---|---|---|---|---|
| March 31, 2018 | June 23, 2018 at 3 p.m. IST | Christ University Auditorium, Hosur Road, Bengaluru, India | None | https://www.infosys.com/investors/news-events/annual-general-meeting/2018/ |
| March 31, 2017 | June 24, 2017 at 3 p.m. IST | Christ University Auditorium, Hosur Road, Bengaluru, India | None | https://www.infosys.com/investors/news-events/annual-general-meeting/2017/ |
| March 31, 2016 | June 18, 2016 at 3 p.m. IST | Christ University Auditorium, Hosur Road, Bengaluru, India | None | https://www.infosys.com/investors/news-events/annual-general-meeting/2016/ |

### Postal ballot

During the previous three years, the Company approached the shareholders through postal ballot. The details of the postal ballot for the last three years are as follows:

Date of Postal Ballot Notice: January 11, 2019
Date of declaration of result: March 15, 2019
Voting period: February 11, 2019 to March 12, 2019
Date of approval: March 12, 2019

| Name of the resolution | Type of resolution | No. of votes polled | Votes cast in favor | | Votes cast against | |
|---|---|---|---|---|---|---|
| | | | No. of votes | % | No. of votes | % |
| Approval for the buyback of equity shares of the Company | Special | 325,58,44,388 | 321,41,56,149 | 99 | 4,16,88,239 | 1 |
| Reappointment of Kiran Mazumdar-Shaw as an independent director | Special | 322,47,40,758 | 297,57,35,263 | 92 | 24,90,05,495 | 8 |

Date of Postal Ballot Notice: July 13, 2018
Date of declaration of result: August 23, 2018
Voting period: July 24, 2018 to August 22, 2018
Date of approval: August 22, 2018

| Name of the resolution | Type of resolution | No. of votes polled | Votes cast in favor | | Votes cast against | |
|---|---|---|---|---|---|---|
| | | | No. of votes | % | No. of votes | % |
| Increase in authorized share capital to enable the issue of bonus shares | Ordinary | 161,28,61,220 | 152,63,51,220 | 95 | 8,65,10,000 | 5 |
| Alteration of Clause V of Memorandum of Association to reflect the increase in the authorized share capital proposed under Item no. 1 for the issue of bonus shares | Special | 161,30,32,139 | 159,57,71,171 | 99 | 1,72,60,968 | 1 |
| Approval for the issue of bonus shares | Ordinary | 161,29,80,348 | 160,27,44,921 | 99 | 1,02,35,427 | 1 |
| Appointment of Michael Gibbs as an independent director | Ordinary | 160,03,43,233 | 159,99,56,686 | 100 | 3,86,547 | 0 |

Date of Postal Ballot Notice: January 3, 2018
Date of declaration of result: February 22, 2018
Voting period: January 22, 2018 to February 20, 2018
Date of approval: February 20, 2018

| Name of the resolution | Type of resolution | No. of votes polled | Votes cast in favor | | Votes cast against | |
|---|---|---|---|---|---|---|
| | | | No. of votes | % | No. of votes | % |
| Appointment of Salil Parekh as Chief Executive Officer and Managing Director | Ordinary | 157,94,08,811 | 154,71,96,182 | 98 | 3,22,12,629 | 2 |
| Re-designation of U.B. Pravin Rao as Chief Operating Officer and Whole-time Director | Ordinary | 157,93,63,514 | 157,90,81,990 | 100 | 2,81,524 | 0 |

Date of Postal Ballot Notice : August 25, 2017
Date of declaration of result : October 9, 2017
Voting period : September 8, 2017 to October 7, 2017
Date of approval : October 7, 2017

| Name of the resolution | Type of resolution | No. of votes polled | Votes cast in favor | | Votes cast against | |
|---|---|---|---|---|---|---|
| | | | No. of votes | % | No. of votes | % |
| Approval for the buyback of equity shares of the Company | Special | 166,28,01,719 | 162,35,47,944 | 98 | 3,92,53,775 | 2 |
| Appointment of D. Sundaram as an independent director | Ordinary | 165,96,78,918 | 165,26,03,591 | 100 | 70,75,327 | 0 |
| Appointment of Nandan M. Nilekani as non-executive and non-independent director | Ordinary | 166,02,56,590 | 165,20,13,861 | 100 | 82,42,729 | 0 |
| Appointment of U.B. Pravin Rao as Managing Director | Ordinary | 163,09,23,718 | 162,45,34,518 | 100 | 63,89,200 | 0 |

Date of Postal Ballot Notice : February 23, 2017
Date of declaration of result : April 1, 2017
Voting period : March 2, 2017 to March 31, 2017
Date of approval : March 31, 2017

| Name of the resolution | Type of resolution | No. of votes polled | Votes cast in favor | | Votes cast against | |
|---|---|---|---|---|---|---|
| | | | No. of votes | % | No. of votes | % |
| Revision in compensation of U.B. Pravin Rao, COO & Whole-time Director | Ordinary | 137,12,24,745 | 92,49,13,910 | 67 | 44,62,63,134 | 33 |
| Appointment of D.N. Prahlad as an independent director | Ordinary | 167,43,63,518 | 158,72,74,761 | 95 | 8,70,41,236 | 5 |
| To adopt new Articles of Association of the Company in conformity with the Companies Act, 2013 | Special | 169,34,41,703 | 163,60,28,571 | 97 | 5,73,64,390 | 3 |

Date of Postal Ballot Notice : February 24, 2016
Date of declaration of result : April 1, 2016
Voting period : March 2, 2016 to March 31, 2016
Date of approval : March 31, 2016

| Name of the resolution | Type of resolution | No. of votes polled | Votes cast in favor | | Votes cast against | |
|---|---|---|---|---|---|---|
| | | | No. of votes | % | No. of votes | % |
| Approval of the 2015 Stock Incentive Compensation Plan and grant of stock incentives to eligible employees of the Company under the plan | Special | 165,29,05,091 | 128,68,89,953 | 78 | 36,60,15,138 | 22 |
| Approval of the 2015 Stock Incentive Compensation Plan and grant of stock incentives to eligible employees of the Company's subsidiaries under the plan | Special | 168,34,47,465 | 128,51,57,246 | 76 | 39,82,90,219 | 24 |
| Reappointment of Prof. Jeffrey S. Lehman as an independent director | Special | 167,99,54,463 | 142,84,20,139 | 85 | 25,15,34,324 | 15 |
| Appointment of Dr. Punita Kumar-Sinha as an independent director | Ordinary | 142,83,80,842 | 131,12,96,516 | 92 | 11,70,84,326 | 8 |
| Reappointment of Dr. Vishal Sikka as CEO & MD | Ordinary | 143,07,68,573 | 141,25,89,586 | 99 | 1,81,78,987 | 1 |

## Scrutinizer

Parameshwar G. Hegde of Hegde & Hegde, Practicing Company Secretaries, was appointed as the scrutinizer for carrying out the above postal ballots in a fair and transparent manner.

### Procedure for postal ballot

In compliance with Sections 108 and 110 and other applicable provisions of the Companies Act, 2013, read with the related Rules, the Company provides electronic voting (e-voting) facility, in addition to physical ballot, to all its members. For this purpose, the Company has engaged the services of NSDL.

Postal ballot notices and forms are dispatched, along with postage-prepaid business reply envelopes to registered members / beneficiaries. The same notice is sent by email to members who have opted to receive communication through the electronic mode. The Company also publishes a notice in the newspaper declaring the details and requirements as mandated by the Act and applicable rules.

Voting rights are reckoned on the paid-up value of the shares registered in the names of the members as on the cut-off date. Members who want to exercise their votes by physical postal ballot are requested to return the forms, duly completed and signed, to the scrutinizer on or before the close of the voting period. Those using the e-voting option are requested to vote before the close of business hours on the last date of e-voting.

The scrutinizer completes his scrutiny and submits his report to the Chairman, and the consolidated results of the voting are announced by the Chairman / authorized officer. The results are also displayed on the Company website, www.infosys.com, besides being communicated to the stock exchanges, depository and registrar and share transfer agent. The last date for the receipt of postal ballot forms or e-voting is the date on which the resolution would be deemed to have been passed, if approved by the requisite majority.

### Remote e-voting and ballot voting at the AGM

To allow the shareholders to vote on the resolutions proposed at the AGM, the Company has arranged for a remote e-voting facility. The Company has engaged NSDL to provide e-voting facility to all the members. Members whose names appear on the register of members as on June 15, 2019 shall be eligible to participate in the e-voting.

The facility for voting through ballot will also be made available at the AGM, and the members who have not already cast their vote by remote e-voting can exercise their vote at the AGM.

## F. Compliance with the corporate governance codes

We have always believed in maximum fiscal transparency, and benchmarked our disclosures against a host of national and international guidelines and regulations. Some of the notable ones among them are as follows:

The Listing Regulations: The Listing Regulations prescribe various corporate governance recommendations in line with the corporate governance committee constituted by SEBI under the chairmanship of N.R. Narayana Murthy, which had issued two sets of mandatory and non-mandatory recommendations. These recommendations were eventually incorporated in Clause 49 of the erstwhile Listing Agreement, and the revised Clause 49 was made effective October 1, 2014. Further, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, which came into effect in September 2015, has incorporated these recommendations. We comply with the corporate governance requirements under the 2015 Regulations, and specifically to the requirements under Regulation 17 to 27 and clauses (b) to (i) of sub-regulation (2) of Regulation 46.

Kotak Committee: SEBI had constituted a committee on June 2, 2017, under the chairmanship of Uday Kotak, to address corporate governance gaps and to enhance long-term standards necessary to shape a strong and resilient governance apparatus for listed companies in India. SEBI, in its board meeting held on March 28, 2018, accepted several recommendations of the Kotak Committee with and without modifications along with timelines for implementation. Further, SEBI, on May 9, 2018 released the SEBI (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2018 in order to adopt and give effect to several recommendations that were proposed by the Kotak Committee. We comply with the recommendations of the Kotak Committee accepted by SEBI.

### Compliance with discretionary requirements

The Company has also ensured the implementation of non-mandatory items such as:

- Separate posts of Chairman, and CEO & MD, with the provision for reimbursement of expenses in the performance of official duties. The Company has provided a separate office within the Company premises for the Chairman.
- Unmodified audit opinions / reporting
- The internal auditor reporting directly to the audit committee.
- Voluntarily appointing one independent director in most of its non-material subsidiary companies even when the Listing Regulations mandate the appointment of at least one independent director of the listed parent company on the boards of unlisted material subsidiary companies in India.

Corporate Governance Voluntary Guidelines, 2009: The Corporate Governance Voluntary Guidelines, 2009, of the Ministry of Corporate Affairs, Government of India, encourage the use of better practices through voluntary adoption. These guidelines broadly focus on areas such as the Board and its responsibilities, functions, roles and responsibilities of the audit committee, appointment of auditors, compliance with secretarial standards, and a mechanism for whistleblower support. We comply with the Corporate Governance Voluntary Guidelines.

Naresh Chandra Committee: Following instances of irregularities involving auditors in the US and India, the Government of India constituted a high-level committee under the chairmanship of Naresh Chandra in 2002 to examine the auditor-company relationship and to regulate the role of auditors. Chapters 2, 3 and 4 of the Naresh Chandra Committee report are relevant to us. We comply with these recommendations.

Kumar Mangalam Birla Committee: SEBI appointed a committee under the chairmanship of Kumar Mangalam Birla in 1999 to promote and raise the standards of corporate

governance. The recommendations of the committee were adopted in 2000. We comply with these recommendations.

Euroshareholders Corporate Governance Guidelines 2000 : The guidelines issued by Euroshareholders, the confederation of European shareholders associations, are based on the general principles of corporate governance issued by the Organisation for Economic Cooperation and Development (OECD) in 1999, but are more specific and detailed. Subject to the statutory regulations in force in India, we comply with these recommendations.

Conference Board Commission on Public Trust and Private Enterprises in the US : We substantially comply with the findings and recommendations of the commission, which primarily addressed three key areas – executive compensation, corporate governance, and audit and accounting issues.

OECD Principles of Corporate Governance : The OECD principles on corporate governance were first released in 1999 and revised in 2014, and continue to be periodically reviewed. We comply with the recommendations of the OECD.

Sustainability compliances : The United Nations Global Compact (UNGC) is a strategic policy initiative for businesses that are committed to aligning their operations and strategies with its 10 principles which cover human rights, labor, environment and corruption. We have been a signatory to the UNGC since 2001 and have consistently adopted these principles in our corporate governance framework. The UNGC incorporates a transparency and accountability policy known as the Communication on Progress (COP). As a signatory to the UNGC, we report our progress to UNGC's COP every year. We are also a signatory to the Carbon Disclosure Project (CDP).

## Annexure A : Certificate from Company Secretary in Practice

CERTIFICATE

*(Pursuant to clause 10 of Part C of Schedule V of LODR)*

In pursuance of sub clause (i) of clause 10 of Part C of Schedule V of The Securities and Exchange Board of India (SEBI) (Listing Obligations and Disclosure Requirements) Regulations, 2015; (LODR) in respect of Infosys Limited (CIN:L85110KA1981PLC013115 ) I hereby certify that :

On the basis of the written representation/declaration received from the directors and taken on record by the Board of Directors, as on March 31, 2019, none of the directors on the board of the company has been debarred or disqualified from being appointed or continuing as director of companies by the SEBI / Ministry of Corporate Affairs or any such statutory authority.

Sd/-
P.G. Hegde
Hegde & Hegde
*Company Secretaries*
FCS :1325 / C.P.No : 640

Bengaluru
April 12, 2019

# Shareholder information

## Corporate

Infosys was incorporated in Pune, in 1981, as Infosys Consultants Private Limited, a private limited company under the Companies Act, 1956. In 1983, the corporate headquarters were relocated to Bengaluru. The name of the Company was changed to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when the Company became a public limited company. We made an initial public offering in February 1993 and were listed on stock exchanges in India in June 1993. Trading opened at ₹ 145 per share, compared to the IPO price of ₹ 95 per share. In October 1994, we made a private placement of 5,50,000 shares at ₹ 450 each to Foreign Institutional Investors (FIIs), Financial Institutions (FIs) and body corporates.

In March 1999, we issued 20,70,000 American Depositary Shares (ADSs) (equivalent to 10,35,000 equity shares of par value ₹ 10 each) at US$ 34 per ADS under the ADS Program, and these ADSs were listed on the NASDAQ National Market.

The above data is unadjusted for stock split and bonus shares. In July 2003, June 2005 and November 2006, we issued secondary-sponsored American Depositary Receipts (ADRs) of US$ 294 million, US$ 1.1 billion and US$ 1.6 billion, respectively.

During fiscal 2012, the name of the Company was changed from Infosys Technologies Limited to Infosys Limited to mark the transition from being a technology services provider to a business transformation partner to our clients.

During fiscal 2013, we delisted our ADSs from NASDAQ, and listed them in the New York Stock Exchange (NYSE), Euronext London and Euronext Paris. On July 5, 2018, we voluntarily delisted ADSs from Euronext Paris and Euronext London and ADSs were removed from the operation of Euroclear France on July 10, 2018. The primary reason for voluntary delisting from Euronext Paris and Euronext London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. Infosys ADSs will continue to be listed on the NYSE under the symbol "INFY" and investors can continue to trade their ADSs on the New York Stock Exchange.

## Bonus issues and stock split

| Fiscal | 1986 | 1989 | 1991 | 1992 | 1994 | 1997 | 1999 | 2005 | 2007 | 2015 | 2016 | 2019 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Bonus | 1:1 | 1:1 | 1:1 | 1:1 | 1:1 | 1:1 | 1:1 | 3:1 | 1:1 | 1:1 | 1:1 | 1:1 |

Notes : In addition to issuing the above bonus shares, the Company split the stock in the ratio of 2:1 in fiscal 2000.

## Unclaimed dividend

Section 124 of the Companies Act, 2013, read with Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 ("the Rules"), mandates that companies transfer dividend that has remained unclaimed for a period of seven years from the unpaid dividend account to the Investor Education and Protection Fund (IEPF). Further, the Rules mandate that the shares on which dividend has not been paid or claimed for seven consecutive years or more be transferred to the IEPF.

The following table provides a list of years for which unclaimed dividends and their corresponding shares would become eligible to be transferred to the IEPF on the dates mentioned below :

| Year | Type of dividend | Dividend per share[1] (₹) | Date of declaration | Due date for transfer | Amount (₹)[2] |
|---|---|---|---|---|---|
| 2011-12 | Final[3] | 32.00 | June 09, 2012 | July 14, 2019 | 1,24,75,904 |
| 2012-13 | Interim | 15.00 | October 12, 2012 | November 17, 2019 | 68,25,060 |
| 2012-13 | Final | 27.00 | June 15, 2013 | July 20, 2020 | 1,06,95,105 |
| 2013-14 | Interim | 20.00 | October 18, 2013 | November 23, 2020 | 93,65,780 |
| 2013-14 | Final | 43.00 | June 14, 2014 | July 19, 2021 | 1,41,00,087 |
| 2014-15 | Interim | 30.00 | October 10, 2014 | November 14, 2021 | 97,40,370 |
| 2014-15 | Final | 29.50 | June 22, 2015 | July 23, 2022 | 1,92,81,053 |
| 2015-16 | Interim | 10.00 | October 12, 2015 | November 17, 2022 | 1,50,68,840 |
| 2015-16 | Final | 14.25 | June 18, 2016 | July 17, 2023 | 2,14,96,439 |
| 2016-17 | Interim | 11.00 | October 14, 2016 | November 19, 2023 | 1,78,36,643 |
| 2016-17 | Final | 14.75 | June 24, 2017 | July 25 , 2024 | 2,77,09,040 |
| 2017-18 | Interim | 13.00 | October 24, 2017 | November 24, 2024 | 3,06,07,044 |
| 2017-18 | Final[4] | 30.50 | June 23, 2018 | July 24, 2025 | 6,91,37,609 |
| 2018-19 | Interim | 7.00 | October 16, 2018 | November 14, 2025 | 2,12,23,511 |
| 2018-19 | Special | 4.00 | January 11, 2019 | February 10, 2026 | 22,90,044 |

[1] Not adjusted for bonus issue

[2] Amount unclaimed as on March 31, 2019

[3] Includes special dividend of ₹ 10 per share on the successful completion of 10 years of Infosys BPM (formerly known as Infosys BPO) operations

[4] Includes special dividend of ₹ 10 per share

The Company sends periodic intimation to the shareholders, advising them to lodge their claims with respect to unclaimed dividends. Shareholders may note that both the unclaimed dividend and corresponding shares transferred to IEPF, including all benefits accruing on such shares, if any, can be claimed from IEPF following the procedure prescribed in the Rules. No claim shall lie in respect thereof with the Company.

## Dividend remitted to IEPF during the last three years

| Fiscal | Type of dividend | Dividend declared on | Date of transfer to IEPF | Amount transferred to IEPF (₹) |
|---|---|---|---|---|
| 2018-19 | Interim 2011-12 | October 12, 2011 | November 16, 2018, March 26, 2019[1] | 69,18,540 |
| 2018-19 | Final 2010-11 | June 11, 2011 | July 16, 2018 | 68,70,340 |
| 2017-18 | Interim 2010-11 | October 15, 2010 | November 20, 2017 | 1,45,91,560 |
| 2017-18 | Final 2009-10 | June 12, 2010 | July 17, 2017 | 58,56,210 |
| 2016-17 | Interim 2009-10 | October 09, 2009 | November 12, 2016 | 53,48,610 |
| 2016-17 | Final 2008-09 | June 20, 2009 | July 25, 2016 | 15,69,766 |

(1) The amounts transferred during the year to IEPF also include bank credits received pursuant to cancellation of demand drafts beyond the validity period. The banks have cancelled the issued demand draft in accordance with the SEBI circular dated April 20, 2018 on "Strengthening the Guidelines and Raising Industry Standards for RTA, Issues companies & Banker to an issue". Apart from the above, the Company has also transferred ₹16,31,056 during the year pertaining to previous years.

## Shares transferred to IEPF

During the year, the Company has transferred the following shares in accordance with IEPF rules due to dividends unclaimed for seven consecutive years.

- 8,564 shares on August 10, 2018
- 49,123 shares on December 20, 2018

Further, the Company has also transferred 1,13,798 shares due to bonus entitlement for the shares held by the IEPF authority in the ratio of 1:1 during September 2018.

## Financial year and Registered office

The Company's financial year begins on April 1 and ends on March 31. The address of our registered office is Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India.

## Investor services

### Tentative calendar

| Quarter ending | Earnings release | Trading window closure |
|---|---|---|
| Jun 30, 2019 | Jul 12, 2019 | Jun 16, 2019 to Jul 16, 2019 |
| Sep 30, 2019 | Oct 11, 2019 | Sep 16, 2019 to Oct 15, 2019 |
| Dec 31, 2019 | Jan 10, 2020 | Dec 16, 2019 to Jan 14 , 2020 |
| Mar 31, 2020 | Apr 14, 2020 | Mar 16, 2020 to Apr 16, 2020 |

## Annual General Meeting (AGM)

| | |
|---|---|
| Date and time | June 22, 2019, Saturday, 3 p.m. IST |
| Venue | Christ University Auditorium, Hosur Road, Bengaluru 560 029 |
| Webcast and transcripts | https://www.infosys.com/Investors/ |
| E-voting dates | June 17, 2019 to June 21, 2019 |
| Book closure date | June 15, 2019 |
| Dividend payment date | June 25, 2019 |

## Dematerialization of shares and liquidity

Infosys shares are tradable in the electronic form only. We have established connectivity with the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) through Karvy Fintech Private Limited, our registrars and share transfer agents. The International Securities Identification Number (ISIN) allotted to our shares under the Depository System is INE009A01021.

As on March 31, 2019, 99.86% of our shares were held in dematerialized form and the rest in physical form.

We were the first company in India to pay a one-time custodial fee of ₹44.43 lakh to NSDL. Consequently, our shareholders do not have to pay depository participants the custodial fee charged by NSDL on their holding.

Shares held in demat and physical mode (folio-based) as on March 31, 2019 are as follows:

| Category | Number of cases[1] | Number of shares | % to total equity |
|---|---|---|---|
| Demat mode | 9,53,639 | 435,54,27,729 | 99.86 |
| Physical mode | 361 | 63,05,715 | 0.14 |
| Grand total | 9,54,000 | 436,17,33,444 | 100.00 |

(1) The total number of cases will not tally with the number of shareholders, since shareholders can have multiple demat accounts with the same PAN. The number of shareholders based on PAN as on March 31, 2019 is 9,19,720.

We request shareholders whose shares are in the physical mode to dematerialize their shares and update their bank accounts and email IDs with the respective depository participants to enable us to provide better service.

### Investor awareness

We have provided a synopsis of the rights and responsibilities of shareholders on our website, https://www.infosys.com/investors/shareholder-services/pages/faqs.aspx. We encourage you to read the details provided and seek answers to questions that you may have regarding your rights as a shareholder.

The Company is committed towards promoting effective and open communication with all the stakeholders, ensuring consistency and clarity of disclosure at all times. We aim to communicate with investors throughout the year by providing frequent interaction through a variety of forums including meetings, earning calls, investor conferences and

management presentations. We strive to be accessible to both institutional and other investors, and proactively encourage all shareholders to participate in the AGM. Every quarter, the Company holds results briefings for investors. The Company also participates in investor conferences held both in India and overseas, in an ongoing effort to communicate directly with investors.

In order to educate the shareholders and with an intent to protect their rights, the Company also sends persistent reminders to the shareholders to claim the unclaimed dividend / shares before it is transferred to IEPF.

## Swagatham – Shareholders' visit to Mysuru campus

During the year, the Company organized a day's event named 'Swagatham' for the shareholders to visit the Company's Mysuru campus on November 24, 2018. More than 275 shareholders participated in the event.

## Secretarial audit

Pursuant to Section 204 of the Companies Act, 2013 and rules thereunder, the Board of Directors of the Company appointed Parameshwar G. Hegde of Hegde & Hegde, Practicing Company Secretaries, to conduct Secretarial Audit of the records and documents of the Company. The Secretarial Audit Report confirms that the Company has complied with all applicable provisions of the Companies Act, 2013, Depositories Act, 1996, and all the Regulations and Guidelines of the Securities and Exchange Board of India (SEBI), as applicable to the Company. The audit also covers the reconciliation on a quarterly basis, the total admitted capital with NSDL and CDSL, and the total issued and listed capital. The audit has confirmed that the total issued / paid-up capital is in agreement with the aggregate total number of shares in physical form and the total number of dematerialized shares held with NSDL and CDSL. Further, the Company complies with the applicable Secretarial Standards issued by the Institute of Company Secretaries of India (ICSI).

## Investor grievances

| Nature of complaints | Received | | Resolved | |
|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 |
| Dividend / Annual Report related / others | 2,507 | 1,286 | 2,507 | 1,286 |
| Buyback[(1)] | – | 12,349 | – | 12,349 |

(1) In addition to the above the Company has received and resolved 154 queries from shareholders between January 11, 2019 to March 31, 2019.

We attended to most of the investors' grievances and postal / electronic communications within a period of seven days from the date of receipt of such grievances. The exceptions have been for cases constrained by disputes or legal impediments.

Shareholders may note that the share transfers, dividend payments and all other investor-related activities are attended to and processed at the office of the Registrar and Transfer Agents (RTA).

For any grievances / complaints, shareholders may contact the RTA, Karvy Fintech Private Limited. For any escalations, shareholders may write to the Company at investors@infosys.com. The contact details of RTA and the Company are available in 'Investor contacts' of this section.

## Legal proceedings

There are certain pending cases related to disputes over title to shares in which we had been made a party. However, these cases are not material in nature.

## Paid-up capital

## Shareholding pattern

During the year, the total shareholding of the Company changed due to ESOP allotment, bonus and buyback of shares. The total shareholding as on March 31, 2019 is 436,17,33,444.

Movement in shareholding during fiscal 2019 :

| Date | Transaction details | Allotment | Extinguishment | No. of equity shares |
|---|---|---|---|---|
| April 1, 2018 | Opening balance | | | 218,41,14,257 |
| April 7, 2018 | ESOP allotment | 12,834 | | 218,41,27,091 |
| July 6, 2018 | ESOP allotment | 185 | | 218,41,27,276 |
| August 15, 2018 | ESOP allotment | 64,214 | | 218,41,91,490 |
| September 6, 2018 | Bonus issue | 218,41,91,490 | | 436,83,82,980 |
| October 16, 2018 | ESOP allotment | 13,988 | | 436,83,96,968 |
| November 23, 2018 | ESOP allotment | 2,08,250 | | 436,86,05,218 |
| December 15, 2018 | ESOP allotment | 42,680 | | 436,86,47,898 |
| January 24, 2019 | ESOP allotment | 4,424 | | 436,86,52,322 |
| March 5, 2019 | ESOP allotment | 2,79,122 | | 436,89,31,444 |
| March 27, 2019 | Buyback of shares | | 35,62,000 | 436,53,69,444 |
| March 29, 2019 | Buyback of shares | | 36,36,000 | 436,17,33,444 |

The detailed report on the shareholding pattern of the Company as on March 31, 2019 is presented in MGT-9 enclosed to the *Board's report as Annexure 6*.

## Shareholders holding more than 1% of the shares

The details of shareholders (non-promoters and non-ADR-holders) holding more than 1% (PAN-based) of the equity as on March 31, 2019 are as follows:

| Name of the shareholder | No. of shares | % |
|---|---|---|
| Life Insurance Corporation of India | 25,43,32,376 | 5.83 |
| HDFC Mutual Fund | 12,62,54,239 | 2.89 |
| SBI Mutual Fund | 9,81,79,730 | 2.25 |
| Government of Singapore | 8,25,65,400 | 1.89 |
| ICICI Prudential Mutual Fund | 7,62,81,297 | 1.75 |
| Vanguard Emerging Markets Stock Index Fund, A Series of Vanguard International Equity Index Fund | 5,93,14,854 | 1.36 |
| Vanguard Total International Stock Index Fund | 5,87,11,707 | 1.35 |
| Abu Dhabi Investment Authority | 5,18,86,545 | 1.19 |
| UTI Mutual Fund | 4,67,22,073 | 1.07 |
| ICICI Prudential Life Insurance Company Limited | 4,58,97,932 | 1.05 |
| Government Pension Fund Global | 4,51,32,387 | 1.03 |
| Reliance Capital Trust Co Ltd – A/C Reliance Dual Advantage fixed tenure fund XII plan A | 4,38,07,952 | 1.00 |

## Distribution of shareholding as on March 31, 2019

| No. of shares held | No. of holders | % to holders | No. of shares | % to equity |
|---|---|---|---|---|
| 1 | 13,104 | 1.37 | 13,104 | 0.00 |
| 2-10 | 1,61,960 | 16.98 | 10,78,774 | 0.02 |
| 11-50 | 3,21,775 | 33.73 | 97,39,991 | 0.22 |
| 51-100 | 1,70,942 | 17.92 | 1,35,75,351 | 0.31 |
| 101-200 | 1,29,449 | 13.57 | 2,02,96,615 | 0.47 |
| 201-500 | 85,824 | 8.99 | 2,77,67,945 | 0.64 |
| 501-1,000 | 33,941 | 3.56 | 2,46,97,383 | 0.57 |
| 1,001-5,000 | 25,481 | 2.67 | 5,34,27,770 | 1.22 |
| 5,001-10,000 | 4,296 | 0.45 | 3,03,13,158 | 0.70 |
| 10,001 and above | 7,228 | 0.76 | 418,08,23,353 | 95.85 |
| Total | 9,54,000 | 100.00 | 436,17,33,444 | 100.00 |

## Listing on stock exchanges

| Codes | India | | Global |
|---|---|---|---|
| | NSE | BSE | NYSE |
| Exchange | INFY | 500209 | INFY |
| Reuters | INFY.NS | INFY.BO | INFY.K |
| Bloomberg | INFO IS | INFO IB | INFY UN |

The listing fees for fiscal 2019 have been paid for all of the above stock exchanges in India and overseas.

ISIN Code for ADS: US4567881085

## Stock market data relating to shares listed in India and NYSE

Our market capitalization is included in the computation of the S&P BSE Sensex (Sensex), the NIFTY 50 Index, NYSE Composite Index and Dow Jones Sustainability Indices (DJSI), among others.

## Stock market data – exchanges in India

The monthly high and low quotations, as well as the volume of shares traded at the BSE, the NSE, and NYSE for the current year are provided as follows:

| 2018-19 | BSE | | | NSE | | | Volume |
|---|---|---|---|---|---|---|---|
| Months | High (₹) | Low (₹) | Volume A (No.) | High (₹) | Low (₹) | Volume B (No.) | (A+B) (No.) |
| April | 606 | 550 | 92,78,544 | 607 | 551 | 23,88,90,178 | 24,81,68,722 |
| May | 624 | 578 | 59,55,224 | 624 | 578 | 15,26,59,266 | 15,86,14,490 |
| June | 657 | 606 | 48,47,100 | 658 | 606 | 14,88,92,806 | 15,37,39,906 |
| July | 696 | 634 | 2,51,21,798 | 697 | 634 | 22,27,50,566 | 24,78,72,364 |
| August | 727 | 674 | 1,66,03,168 | 727 | 674 | 15,32,20,648 | 16,98,23,816 |
| September | 748 | 692 | 88,73,687 | 749 | 692 | 15,15,20,717 | 16,03,94,404 |
| October | 755 | 630 | 1,59,59,080 | 755 | 630 | 18,65,38,368 | 20,24,97,448 |
| November | 694 | 601 | 1,33,29,923 | 690 | 600 | 16,97,40,064 | 18,30,69,987 |
| December | 714 | 638 | 1,06,28,577 | 714 | 637 | 15,47,14,992 | 16,53,43,569 |
| January | 751 | 651 | 1,37,53,258 | 751 | 651 | 21,25,09,846 | 22,62,63,104 |
| February | 771 | 723 | 55,79,162 | 772 | 721 | 11,90,07,692 | 12,45,86,854 |
| March | 748 | 706 | 1,23,64,583 | 748 | 705 | 16,23,57,177 | 17,47,21,760 |
| Total | | | 14,22,94,104 | | | 207,28,02,320 | 221,50,96,424 |

Note: Share prices and volumes have been adjusted for the September 2018 bonus issue.
Share prices have been rounded off to the nearest whole number.

The volume traded / outstanding shares (%) in the last three fiscals is as follows:

| Fiscal | Volume (BSE) | Volume (NSE) | Volume (BSE +NSE) |
|---|---|---|---|
| 2018-19 | 4 | 57 | 61 |
| 2017-18 | 5 | 69 | 74 |
| 2016-17 | 4 | 47 | 51 |

Note: The number of shares outstanding was 361,54,78,796 as of March 31, 2019. ADSs have been excluded for the purpose of this calculation.

## Stock market data – NYSE

| 2018-19 | High ($) | Low ($) | High (₹) | Low (₹) | Volume (No.) |
|---|---|---|---|---|---|
| Months | | | | | |
| April | 9.11 | 8.25 | 596 | 538 | 35,58,84,246 |
| May | 9.25 | 8.62 | 632 | 579 | 21,23,04,378 |
| June | 9.76 | 9.07 | 669 | 617 | 20,52,06,798 |
| July | 10.34 | 9.46 | 712 | 650 | 28,60,43,434 |
| August | 10.57 | 10.07 | 738 | 688 | 18,87,45,674 |
| September | 10.65 | 9.89 | 776 | 711 | 17,55,98,150 |
| October | 10.52 | 8.85 | 777 | 650 | 29,78,84,796 |
| November | 9.89 | 8.95 | 701 | 639 | 15,66,21,985 |
| December | 10.05 | 9.07 | 708 | 635 | 19,69,21,537 |
| January | 10.82 | 9.47 | 768 | 660 | 25,05,54,803 |
| February | 10.94 | 10.38 | 783 | 741 | 13,66,47,364 |
| March | 11.11 | 10.36 | 763 | 726 | 14,11,94,366 |
| Total | | | | | 260,36,07,531 |

Note: 1 ADS = 1 equity share. The US dollar has been converted into the Indian rupee at the daily rates. The number of ADSs outstanding as on March 31, 2019 was 74,62,54,648. The percentage of volume traded for the year at NYSE, to the total float was 349%. ADS prices and volumes have been adjusted for the September 2018 bonus issue.

## ADS premium compared to price quoted on NSE



(₹)
1,000
800
600
400
200
0
(%)
7.0
5.0
3.0
1.0
(1.0)
(3.0)

| | April | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Jan | Feb | Mar |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ADS (₹) | 596 | 632 | 669 | 712 | 738 | 776 | 777 | 701 | 708 | 768 | 783 | 763 |
| Equity (₹) | 607 | 624 | 658 | 697 | 727 | 749 | 755 | 690 | 714 | 751 | 772 | 748 |
| Premium/(Discount) | -1.9% | 1.2% | 1.7% | 2.2% | 1.5% | 3.7% | 2.9% | 1.6% | -0.8% | 2.2% | 1.4% | 2.0% |

## Outstanding ADSs

Our ADSs, as evidenced by ADRs, are traded in the US on the NYSE at New York Stock Exchange under the ticker symbol 'INFY'. The currency of trade of ADS in the US is USD. Each equity share is represented by one ADS. The ADRs evidencing ADSs began trading on the NYSE, New York, from December 12, 2012, and Euronext London and Paris from February 20, 2013, when they were listed pursuant to the Listing Agreement entered with the NYSE. The ADSs listed on Euronext Paris and London were delisted effective July 5, 2018. As on March 31, 2019, there were 85,209 record holders of ADRs evidencing 74,62,54,648 ADSs (1 ADS = 1 equity share).

## Infosys share price versus the NSE Nifty 50 index


140
130
120
110
100
90
80
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Infosys
NIFTY 50

Note : Base 100 – Infosys share price on April 2, 2018 and NSE Nifty 50 index value on April 2, 2018 have been baselined to 100. Share prices and volumes have been adjusted for the September 2018 bonus issue.

## Infosys share price versus the S&P BSE Sensex (Sensex)


140
130
120
110
100
90
80
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Infosys
Sensex

Note : Base 100 – Infosys share price on April 2, 2018 and S&P BSE Sensex (Sensex) value on April 2, 2018 have been baselined to 100. Share prices and volumes have been adjusted for the September 2018 bonus issue.

## Credit ratings

The Company has obtained rating from Moody's during the year ended March 31, 2019. There has been no change in credit ratings from Standard & Poor's and Dun & Bradstreet during the year.

| Rating agency | Rating | Outlook |
|---|---|---|
| Moody's | A3 | Stable |
| Standard & Poor's | A- | Stable |
| Dun & Bradstreet | 5A1 | Condition : Strong |

## Global locations

Infosys is a leading provider of technology services and consulting and has operations spread across 191 locations in 46 countries. We do not have any manufacturing plants, but have development centers and offices in India and overseas. Visit https://www.infosys.com/investors/reports-filings/Documents/global-presence2019.pdf for details related to our global locations.

# Investor contacts

### For queries relating to financial statements

Jayesh Sanghrajka
*Deputy Chief Financial Officer & EVP*
Tel : 91 80 2852 1705 Fax : 91 80 2852 0754
Email : jayesh.sanghrajka@infosys.com

### Investor correspondence

Sandeep Mahindroo
*VP, Financial Controller & Head – Investor Relations*
Tel : 91 80 3980 1018 Fax : 91 80 2852 0754
Email : sandeep_mahindroo@infosys.com

### For queries relating to shares / dividend / compliance

A.G.S. Manikantha
*Company Secretary*
Tel : 91 80 4116 7775 Fax : 91 80 2852 0754
Email : investors@infosys.com

### For queries relating to business responsibility report

Aruna C. Newton
*AVP & Head – Diversity and Inclusion*
Tel : 91 80 2852 0261
Email : arunacnewton@infosys.com

### Registrar and share transfer agents

Karvy Fintech Private Limited
Karvy Selenium Tower B, Plot No. 31 & 32,
Financial District, Nanakramguda
Serilingampally Mandal, Hyderabad – 500 032

### Contact person

Shobha Anand
*Deputy General Manager, Karvy Fintech Private Limited*
Tel : 91 40 6716 1559
Email : shobha.anand@karvy.com

# Depositary bank (ADS)

### United States

Deutsche Bank Trust Company Americas
Deutsche Bank, 60 Wall Street, 16th Floor
Global Transaction Banking
Depositary Receipts
New York 10005, NY, U.S.
Tel : 1 212 250 2500 Fax : 1 732 544 6346

### India

Deutsche Bank AG, Filiale Mumbai
Global Transaction Banking – Depositary Receipts
The Capital, C-70, G Block
Bandra Kurla Complex, Mumbai 400 051, India
Tel : 91 22 7180 6449 Fax : 91 22 7180 3794

### Custodian in India (ADS)

ICICI Bank Limited
Securities Market Services
1st Floor, Empire Complex, 414, Senapati Bapat Marg,
Lower Parel, Mumbai 400 013,
Maharashtra, India.
Tel : 91 22 6667 2005 / 4343 4116 / 4343 4121
Fax : 91 22 6667 2779

# Depository for equity shares in India

National Securities Depository Limited
Trade World, 'A' Wing, 4th Floor
Kamala Mills Compound Senapati Bapat Marg,
Lower Parel, Mumbai 400 013, India
Tel : 91 22 2499 4200 Fax : 91 22 2497 6351

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers, 17th Floor
Dalal Street, Fort, Mumbai 400 001, India
Tel : 91 22 2302 3333 Fax : 91 22 2272 3199

## Addresses of stock exchanges

### In India

**National Stock Exchange of India Ltd.**
Exchange Plaza, Plot No. C / 1, G Block
Bandra Kurla Complex
Bandra (East), Mumbai 400 051, India
Tel : 91 22 2659 8100 Fax : 91 22 2659 8120

**BSE Ltd.**
Phiroze Jeejeebhoy Towers
Dalal Street, Kala Ghoda, Mumbai 400 001, India
Tel : 91 22 2272 1233 Fax : 91 22 2272 1919

### Outside India

**New York Stock Exchange**
11 Wall Street, New York, NY 10005, US
Tel : 1 212 656 3000 Fax : 1 212 656 5549

## Shareholder voting

Shareholders are requested to cast their votes on the resolutions mentioned in Notice of the 38th Annual General Meeting of the Company by using any of the following options :

| | |
|---|---|
| Vote in advance of the meeting | Remote e-voting at https://www.evoting.nsdl.com/<br>Voting through proxy : Sign, date, and return the proxy form on or before June 20, 2019, 3:00 p.m. IST. |
| Vote in person at the meeting | Please refer to the Notes section in the *Notice* for details on admission requirements to attend the Annual General Meeting. |

# Risk management report

The risk management report discusses various dimensions of our enterprise risk management function. The risk-related information outlined in this section may not be exhaustive. The discussion may contain statements that are forward-looking in nature. Our business is subject to uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. If any of the risks materializes, our business, financial conditions or prospects could be materially and adversely affected. Our business, operating results, financial performance or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. Readers are advised to refer to the detailed discussion of risk factors and related disclosures in our regulatory filings, and exercise their own judgment in assessing risks associated with the Company.

## A. Overview

The Infosys Enterprise Risk Management (ERM) function enables the achievement of strategic objectives by identifying, analyzing, assessing, mitigating, monitoring and governing any risk or potential threat to these objectives. While achievement of strategic objectives is the key driver, our values, culture, obligation and commitment to employees, customers, investors, regulatory bodies, partners and the community around us are the foundation on which our ERM framework is developed. Systematic and proactive identification of risks and mitigation thereof enable effective or quick decision-making and boost the performance of the organization. The ERM function is a decision-enabler which not only seeks to minimize the impact of risks but also enables effective resource allocation based on the risk impact ranking and risk appetite. Strategic decisions are taken after careful consideration of primary risks, secondary risks, tertiary risks and residual risks.

Our ERM framework encompasses all the risks that the organization is facing under different categories, such as strategic, operational, and legal and compliance risks. Any of these categories can have internal or external dimensions. Hence, appropriate risk indicators are used to identify these risks proactively. We take cognizance of risks faced by our key stakeholders and their cumulative impact while framing our risk responses.

## B. Key components of Infosys Enterprise Risk Management Framework

We have adopted an integrated ERM framework that is being implemented across the organization by the risk management office. The framework is based on international standards and tailored to suit our business needs.

### Infosys Integrated Enterprise Risk Management Framework



Government / regulatory bodies
Community
Clients
Suppliers and alliance partners
Investors
Employees
Strategic goals
Values
Vision and mission
Strategy
Legal and compliance
Operational
Strategy execution
Risk identification and assessment
Risk treatment and risk appetite
Strategic goal evaluation
Risk mitigation, management and secondary risk assessment
Residual risk assessment and decision-making
Risk auditing, monitoring and reporting
Risk governance and disclosures
Strategy, sales and delivery
Business enabler function
Legal and compliance
Performance measurement
Risk
Organization culture
Governance
Board of Directors
Risk management committee (RMC) of the Board
Internal board of directors
Risk councils
Office of risk management
Sub-risk councils
Unit risk councils
Project and account risk teams
These result in consistent, profitable and sustainable growth or value addition for our stakeholders

Risk categories: Our industry and Company are in significant transformation, and this has naturally resulted in the heightening of risks related to strategic choices and strategy execution along with traditional operational and compliance-related risks.

Strategy and strategy execution: Risks arising out of the choices we have made in defining our strategy and the risks to the successful execution of these strategies are covered in this category – for example, risks inherent to our industry and competitiveness are analyzed and mitigated through strategic choices of target markets, the Company's market offerings, business models and talent base. Details of the Company's strategy are described in other sections of this document.

Operational: Risks arising out of internal and external factors affecting policies, procedures, people and systems in our support functions, thereby impacting service delivery or operations, compromising our core values or not in accordance with generally accepted business practices are covered in this category – for example, risks of inefficiencies in internal processes, risks of business activity disruptions due to natural calamities, terrorist attacks or war or regional conflicts, or disruptions in telecommunications, system failures, virus attacks or breach of cybersecurity.

Legal and compliance: Risks arising out of threats posed to our financial, organizational, or reputational standing resulting from potential litigations, violations or non-conformance with laws, regulations, codes of conduct or organizational prescribed practices or contractual compliances are covered in this category along with potential risks arising out of major regulatory / geopolitical changes or risks arising out of strategic or business or operational decisions.

Risk management processes: Our ERM framework defines the steps to identify, assess and mitigate risks. Secondary risks and residual risks are also used as key inputs for deciding the mitigation strategies.

### Infosys Integrated Enterprise Risk Management Framework

| Inputs | ERM steps | Salient features |
|---|---|---|
| • Vision, mission and core values<br>• Corporate strategy | Strategic goal-setting | • Quantitative and qualitative goals |
| • Corporate goals<br>• Business units plan | Derived goal-setting | • Direct and derived goals for business units |
| • Inside view – bottom-up and top-down risk assessment across the organization<br>• Outside-in view<br>• Key risk incidents – external / internal<br>• Incident reports<br>• Risk assessment scores<br>• Audit observations<br>• GRC intelligence | Risk / opportunity identification<br>Risk assessment | • Risk management is the primary responsibility of respective units<br>• Risk office is the custodian and enabler / facilitator in the process<br>• Likelihood, impact and detectability are used to assess and prioritize risks and mitigate them |
| • Qualitative and quantitative risk appetite for various goals / impacts | Risk treatment<br>Risk mitigation / strategy realignment / opportunity exploration | • Risk treatment – Avoid, Share, Reduce, Accept and Escalate<br>• Risk mitigation – Possible mitigation strategies and controls identified<br>• Strategy realigned if mitigation actions are not sufficient |
| • Risk that inhibits us from implementing mitigation strategies and controls identified | Secondary risk and decision-making | • Risk-enabled decision-making<br>• Appropriate mitigation strategy (decision-making) selected considering risk appetite, cost of mitigation vs. impact of secondary and tertiary risk and expected residual risk |
| • Key risk / performance indicators | Monitor current risk movement and progress of mitigation plans | • Cross-functional interfaces facilitated by risk office<br>• Regular cadence with senior leadership to monitor progress of mitigation plans<br>• Effectiveness of mitigation plans tracked with current risk ratings |
| • Internal and external audits | Risk audit, monitoring and reporting | • Risk-enabled control / process effectiveness and efficiency evaluation<br>• Mitigation strategy evaluated and progress reported |
| • Periodic risk management reports | Risk governance | • 8-layered governance based on risk category, risk rating and organization level |

Risk governance : We have adopted a multi-level governance structure to monitor and report risks and risk mitigation activities. Critical risks or cross-functional risks at each level are escalated to the next level in the governance structure. Critical risks under different categories of risks at the Group level are reviewed by the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Risk Officer and General Counsel in various councils. Critical risks from these councils are presented to the Internal Board of Directors and then to the risk management committee of the Board on a quarterly basis.

## Risk governance structure

### Board of Directors

| | |
|---|---|
| Comprises members of the Board of Directors | • Evaluate the strategy, and risks inherent in the strategy<br>• Define the role of the Board and the risk committee in risk management<br>• Assess the risk-taking abilities of the Management and performance *vis-à-vis* short-term and long-term objectives of the Company |

### Risk management committee of the Board

| | |
|---|---|
| Comprises four independent directors :<br>• D.N. Prahlad, Chairperson<br>• Kiran Mazumdar-Shaw<br>• Michael Gibbs<br>• D. Sundaram | • Oversee corporate governance with regard to the risk management process<br>• Monitor and review the risk management framework and associated practices of the Company<br>• Understand the most significant risks and response strategies<br>• Review risk-related disclosures |

### Internal board of directors

| | |
|---|---|
| Comprises two directors:<br>• Salil Parekh<br>• U.B. Pravin Rao | Responsible for providing internal governance and oversight, and ensuring smooth functioning of various risk councils |

### Risk councils

| | |
|---|---|
| Comprises the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Risk Officer and General Counsel | • Cadence or oversight on risk management process<br>• Review adequacy, progress and effectiveness of mitigation actions |

### Office of risk management

| | |
|---|---|
| • Headed by the Chief Risk Officer<br>• Comprises the core ERM team and a network of risk managers from business units along with specialist groups | • Formulate and deploy risk management policies and procedures<br>• Facilitate the execution of risk management practices<br>• Provide periodic updates to the risk council and quarterly updates to the RMC on risks to key business objectives and their mitigation<br>• Work closely with mitigation action owners in deploying mitigation measures and monitoring their effectiveness |

### Sub-risk councils

| | |
|---|---|
| • Headed by the respective function risk anchor<br>• Comprises representatives from services and segments or enabler function risk anchors | Responsible for identifying and mitigating the risks for their respective function / group. |

### Unit risk councils

| | |
|---|---|
| • Headed by unit risk anchors<br>• Comprises business unit heads, unit planning and assurance head and unit HR | • Ensure proactive identification and management of risks / opportunities in their respective units<br>• Ensure effectiveness of risk mitigation actions in their units and report to appropriate sub-risk council |

### Project or account risk team

| | |
|---|---|
| Comprises project compliance anchors, project risk managers, project and delivery manager or master customer owner | • Adhere to risk management policies and procedures<br>• Proactively identify risks in the project execution or in accounts, and report to concerned risk managers in a timely manner<br>• Implement prescribed risk mitigation actions |

## C. Risk Library

The Office of Risk Management has defined a multi-layered risk register. At the highest level, risks to achieving the Company's strategic goals of Scaling Agile Digital and Energizing the Core and to ensuring organizational hygiene (pertaining to effectiveness, efficiency, security, integrity, compliance and governance) are captured. These risks are further broken down into various sub-risks specific to strategic initiatives, processes or functions. Further down the risk register hierarchy are risks pertaining to sub-processes, and control risks.

Quantitative exposure from risks at various levels are aggregated to assess the overall risk exposure of the Company. This hierarchy ensures that there is one common risk library across the Company.

The common risk register is enabled on the Company's iGRC technology platform as explained in the next section.

## D. RISC360 integrated risk and auditing platform

RISC360 is the Company's Governance, Risk management and Compliance (GRC) program that combines three lines of defense under one umbrella to enable risk-based decision-making and auditing. The Company has implemented a technology platform, iGRC, to support the program. The iGRC platform gives a consolidated view of strategic goals and associated risks to the leadership to enable quick and effective decision-making across enterprise risk, internal audit, compliance to the Sarbanes-Oxley Act (SOX) and corporate audit. Integration of these functions using one common platform ensures that audits are based on risks tied to the overall ERM framework and the organization gets the benefits of synergies amongst different lines of defense.

## E. Risk management highlights for the year

During the year, our focus was on extending adoption of the integrated ERM framework across the organization and strengthening the risk management program.

As part of monitoring key risks, the risk management office :

- Assessed our business momentum relative to competition and competitive position in key market segments comprising geographies, industries and service lines
- Regularly assessed the progress of the execution of strategic programs, specifically the progress on US localization, the growth of digital services, impact of automation, talent fulfilment / forecasting, subsidiary businesses performance, enhancement of traditional offerings, and leadership succession planning
- Regularly assessed the business environment, including trend line of key external indicators and internal business indicators such as client concentration, client technology spend, growth of top clients and revenue bookings from large outsourcing engagements. Reviewed risks in new countries before business penetration
- Reviewed and assessed risks associated with customer contract management process
- Reviewed information security risks (cyber attacks and threat intelligence) and privacy related risks in GDPR. It continued to monitor the progress of mitigation actions
- Reviewed key operational risks and actions based on inputs from the internal risk register, external assessments, internal audit findings and incidents
- Reviewed operational risk areas including client service delivery, retention and engagement of employees, reskilling of employees, brand attractiveness, women's safety, physical security, capital expenditures on infrastructure, and business continuity management
- Monitored key developments (such as Brexit, changes to immigration laws, minimum wages, and impact to the businesses of our clients) in the regulatory environment, especially in key geographies such as the United Kingdom, continental Europe, Australia and the United States of America
- Monitored the availability of natural resources, such as water and power, and its impact on our operations.

# CEO and CFO certification

The Board of Directors
Infosys Limited, Bengaluru

Dear members of the Board,

We, Salil Parekh, Chief Executive Officer and Managing Director, and Nilanjan Roy, Chief Financial Officer of Infosys Limited, to the best of our knowledge and belief, certify that:

1. We have reviewed the Balance Sheet as at March 31, 2019, Statement of Profit and Loss, the Statement of Changes in Equity and the Statement of Cash Flows for the year then ended, and a summary of the significant accounting policies and other explanatory information of the Company, and the *Board's report* for the year ended March 31, 2019.
2. These statements do not contain any materially untrue statement or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.
3. The financial statements, and other financial information included in this report, present in all material respects a true and fair view of the Company's affairs, the financial condition, results of operations and cash flows of the Company as at, and for, the periods presented in this report, and are in compliance with the existing accounting standards and / or applicable laws and regulations.
4. There are no transactions entered into by the Company during the year that are fraudulent, illegal or violate the Company's Code of Conduct and Ethics, except as disclosed to the Company's auditors and the Company's audit committee of the Board of Directors.
5. We are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company, and we have:
   a. Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Indian Accounting Standards (Ind AS).
   c. Evaluated the effectiveness of the Company's disclosure, controls and procedures.
   d. Disclosed in this report, changes, if any, in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
6. We have disclosed, based on our most recent evaluation of the Company's internal control over financial reporting, wherever applicable, to the Company's auditors and the audit committee of the Company's Board (and persons performing the equivalent functions):
   a. Any deficiencies in the design or operation of internal controls, that could adversely affect the Company's ability to record, process, summarize and report financial data, and have confirmed that there have been no material weaknesses in internal controls over financial reporting including any corrective actions with regard to deficiencies.
   b. Any significant changes in internal controls during the year covered by this report.
   c. All significant changes in accounting policies during the year, if any, and the same have been disclosed in the notes to the financial statements.
   d. Any instances of significant fraud of which we are aware, that involve the Management or other employees who have a significant role in the Company's internal control system.
7. We affirm that we have not denied any personnel access to the audit committee of the Company (in respect of matters involving alleged misconduct) and we have provided protection to whistleblowers from unfair termination and other unfair or prejudicial employment practices.
8. We further declare that all Board members and senior management personnel have affirmed compliance with the Code of Conduct and Ethics for the year covered by this report.

Bengaluru
April 12, 2019

Sd/-
Salil Parekh
*Chief Executive Officer and Managing Director*

Sd/-
Nilanjan Roy
*Chief Financial Officer*

# Standalone Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2019

## Index

# Independent auditor's report

To The Members Of Infosys Limited

## Report on the Audit of the Standalone Financial Statements

### Opinion

We have audited the accompanying standalone financial statements of Infosys Limited ("the Company"), which comprise the Balance Sheet as at March 31, 2019, the Statement of Profit and Loss (including Other Comprehensive Income), the Statement of Changes in Equity and the Statement of Cash Flows for the year ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as "the standalone financial statements").

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Companies Act, 2013 ("the Act") in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended, ("Ind AS") and other accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2019, the profit and total comprehensive income, changes in equity and its cash flows for the year ended on that date.

### Basis for opinion

We conducted our audit of the standalone financial statements in accordance with the Standards on Auditing specified under section 143(10) of the Act (SAs). Our responsibilities under those Standards are further described in the Auditor's Responsibilities for the Audit of the Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (ICAI) together with the independence requirements that are relevant to our audit of the standalone financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI's Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial statements.

### Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the standalone financial statements of the current period. These matters were addressed in the context of our audit of the standalone financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

| Sr. No. | Key Audit Matter |
| --- | --- |
| 1 | *Accuracy of recognition, measurement, presentation and disclosures of revenues and other related balances in view of adoption of Ind AS 115 "Revenue from Contracts with Customers" (new revenue accounting standard)*<br>The application of the new revenue accounting standard involves certain key judgements relating to identification of distinct performance obligations, determination of transaction price of the identified performance obligations, the appropriateness of the basis used to measure revenue recognized over a period. Additionally, new revenue accounting standard contains disclosures which involves collation of information in respect of disaggregated revenue and periods over which the remaining performance obligations will be satisfied subsequent to the balance sheet date.<br>*Refer to Notes* 1.4a and 2.16 to the Standalone Financial Statements |
| | Auditor's Response |
| | *Principal Audit Procedures*<br>We assessed the Company's process to identify the impact of adoption of the new revenue accounting standard.<br>Our audit approach consisted testing of the design and operating effectiveness of the internal controls and substantive testing as follows:<br>• Evaluated the design of internal controls relating to implementation of the new revenue accounting standard.<br>• Selected a sample of continuing and new contracts, and tested the operating effectiveness of the internal control, relating to identification of the distinct performance obligations and determination of transaction price. We carried out a combination of procedures involving enquiry and observation, reperformance and inspection of evidence in respect of operation of these controls.<br>• Tested the relevant information technology systems' access and change management controls relating to contracts and related information used in recording and disclosing revenue in accordance with the new revenue accounting standard.<br>• Selected a sample of continuing and new contracts and performed the following procedures:<br>– Read, analysed and identified the distinct performance obligations in these contracts.<br>– Compared these performance obligations with that identified and recorded by the Company.<br>– Considered the terms of the contracts to determine the transaction price including any variable consideration to verify the transaction price used to compute revenue and to test the basis of estimation of the variable consideration.<br>– Samples in respect of revenue recorded for time and material contracts were tested using a combination of approved time sheets including customer acceptances, subsequent invoicing and historical trend of collections and disputes.<br>– Sample of revenues disaggregated by type and service offerings was tested with the performance obligations specified in the underlying contracts.<br>– In respect of samples relating to fixed-price contracts, progress towards satisfaction of performance obligation used to compute recorded revenue was verified with actual and estimated efforts from the time recording and budgeting systems. We also tested the access and change management controls relating to these systems.<br>– Sample of revenues disaggregated by type and service offerings was tested with the performance obligations specified in the underlying contracts.<br>– Performed analytical procedures for reasonableness of revenues disclosed by type and service offerings.<br>– We reviewed the collation of information and the logic of the report generated from the budgeting system used to prepare the disclosure relating to the periods over which the remaining performance obligations will be satisfied subsequent to the balance sheet date. |
| 2 | Key Audit Matter |
| | *Accuracy of revenues and onerous obligations in respect of fixed-price contracts involves critical estimates*<br>Estimated effort is a critical estimate to determine revenues and liability for onerous obligations. This estimate has a high inherent uncertainty as it requires consideration of progress of the contract, efforts incurred till date and efforts required to complete the remaining contract performance obligations.<br>Refer Notes 1.4a and 2.16 to the Standalone Financial Statements. |

| | Auditor's Response |
|---|---|
| | *Principal Audit Procedures*<br>Our audit approach was a combination of test of internal controls and substantive procedures which included the following:<br>• Evaluated the design of internal controls relating to recording of efforts incurred and estimation of efforts required to complete the performance obligations.<br>• Tested the access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred.<br>• Selected a sample of contracts and through inspection of evidence of performance of these controls, tested the operating effectiveness of the internal controls relating to efforts incurred and estimated.<br>• Selected a sample of contracts and performed a retrospective review of efforts incurred with estimated efforts to identify significant variations and verify whether those variations have been considered in estimating the remaining efforts to complete the contract.<br>• Reviewed a sample of contracts with unbilled revenues to identify possible delays in achieving milestones, which require change in estimated efforts to complete the remaining performance obligations.<br>• Performed analytical procedures and test of details for reasonableness of incurred and estimated efforts. |
| 3 | Key Audit Matter |
| | *Evaluation of uncertain tax positions*<br>The Company has material uncertain tax positions including matters under dispute which involves significant judgment to determine the possible outcome of these disputes.<br>Refer Notes 1.4b, 2.15 and 2.22 to the Standalone Financial Statements |
| | Auditor's Response |
| | *Principal Audit Procedures*<br>Obtained details of completed tax assessments and demands for the year ended March 31, 2019 from management. We involved our internal experts to challenge the management's underlying assumptions in estimating the tax provision and the possible outcome of the disputes. Our internal experts also considered legal precedence and other rulings in evaluating management's position on these uncertain tax positions. Additionally, we considered the effect of new information in respect of uncertain tax positions as at April 1, 2018 to evaluate whether any change was required to management's position on these uncertainties. |
| 4 | Key Audit Matter |
| | *Recoverability of Indirect tax receivables*<br>As at March 31, 2019, non-current assets in respect of withholding tax and others includes Cenvat recoverable amounting to ₹503 crores which are pending adjudication.<br>Refer Note 2.8 to the Standalone Financial Statements. |
| | Auditor's Response |
| | *Principal Audit Procedures*<br>We have involved our internal experts to review the nature of the amounts recoverable, the sustainability and the likelihood of recoverability upon final resolution. |

## Information Other than the Standalone Financial Statements and Auditor's Report Thereon

The Company's Board of Directors is responsible for the preparation of the other information. The other information comprises the information included in the Management Discussion and Analysis, Board's Report including Annexures to Board's Report, Business Responsibility Report, Corporate Governance and Shareholder's Information, but does not include the standalone financial statements and our auditor's report thereon.

Our opinion on the standalone financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the standalone financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the standalone financial statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

## Management's Responsibility for the Standalone Financial Statements

The Company's Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation of these standalone financial statements that give a true and fair view of the financial position, financial performance, total comprehensive income, changes in equity and cash flows of the Company in accordance with the Ind AS and other accounting principles generally accepted in India. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are responsible for overseeing the Company's financial reporting process.

## Auditor's Responsibilities for the Audit of the Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company has adequate internal financial controls system in place and the operating effectiveness of such controls.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the standalone financial statements, including the disclosures, and whether the standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the standalone financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the financial statements.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the standalone financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

## Report on Other Legal and Regulatory Requirements

1. As required by Section 143(3) of the Act, based on our audit we report that:
   a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.
   b) In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books.
   c) The Balance Sheet, the Statement of Profit and Loss including Other Comprehensive Income, Statement of Changes in Equity and the Statement of Cash Flow dealt with by this Report are in agreement with the relevant books of account.
   d) In our opinion, the aforesaid standalone financial statements comply with the Ind AS specified under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014.
   e) On the basis of the written representations received from the directors as on March 31, 2019 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2019 from being appointed as a director in terms of Section 164 (2) of the Act.
   f) With respect to the adequacy of the internal financial controls over financial reporting of the Company and the operating effectiveness of such controls, refer to our separate Report in "Annexure A". Our report expresses an unmodified opinion on the adequacy and operating effectiveness of the Company's internal financial controls over financial reporting.
   g) With respect to the other matters to be included in the Auditor's Report in accordance with the requirements of section 197(16) of the Act, as amended:

      In our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act.
   h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:
      i. The Company has disclosed the impact of pending litigations on its financial position in its standalone financial statements.
      ii. The Company has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts.
      iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company.
2. As required by the Companies (Auditor's Report) Order, 2016 ("the Order") issued by the Central Government in terms of Section 143(11) of the Act, we give in "Annexure B" a statement on the matters specified in paragraphs 3 and 4 of the Order.

*For* DELOITTE HASKINS & SELLS LLP
*Chartered Accountants*
Firm Registration number: 117366W/W-100018

Sd/-

P.R. Ramesh
*Partner*
Membership number: 70928

Bengaluru,
April 12, 2019

# Annexure "A" to the Independent Auditor's Report

(Referred to in paragraph 1(f) under 'Report on Other Legal and Regulatory Requirements' section of our report to the Members of Infosys Limited of even date)

Report on the Internal Financial Controls Over Financial Reporting under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 ("the Act")

We have audited the internal financial controls over financial reporting of INFOSYS LIMITED ("the Company") as of March 31, 2019 in conjunction with our audit of the standalone financial statements of the Company for the year ended on that date.

## Management's Responsibility for Internal Financial Controls

The Board of Directors of the Company is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India. These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to respective company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

## Auditor's Responsibility

Our responsibility is to express an opinion on the internal financial controls over financial reporting of the Company based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") issued by the Institute of Chartered Accountants of India and the Standards on Auditing prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained, is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls system over financial reporting of the Company.

## Meaning of Internal Financial Controls Over Financial Reporting

A company's internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

## Limitations of Internal Financial Controls Over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

## Opinion

In our opinion, to the best of our information and according to the explanations given to us, the Company has, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at March 31, 2019, based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India.

*For* DELOITTE HASKINS & SELLS LLP
*Chartered Accountants*
Firm Registration number : 117366W/W-100018

Sd/-

P.R. Ramesh
*Partner*
Membership number : 70928

Bengaluru,
April 12, 2019

# Annexure 'B' to the Independent Auditor's Report

(Referred to in paragraph 2 under 'Report on Other Legal and Regulatory Requirements' section of our report to the Members of Infosys Limited of even date)

i. In respect of the Company's fixed assets :

(a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) The Company has a program of verification to cover all the items of fixed assets in a phased manner which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. Pursuant to the program, certain fixed assets were physically verified by the management during the year. According to the information and explanations given to us, no material discrepancies were noticed on such verification.

(c) According to the information and explanations given to us, the records examined by us and based on the examination of the conveyance deeds / registered sale deed provided to us, we report that, the title deeds, comprising all the immovable properties of land and buildings which are freehold, are held in the name of the Company as at the balance sheet date. In respect of immovable properties of land and building that have been taken on lease and disclosed as fixed assets in the standalone financial statements, the lease agreements are in the name of the Company.

ii. The Company is in the business of providing software services and does not have any physical inventories. Accordingly, reporting under clause 3 (ii) of the Order is not applicable to the Company.

iii. According the information and explanations given to us, the Company has granted unsecured loans to two bodies corporate, covered in the register maintained under section 189 of the Companies Act, 2013, in respect of which :

(a) The terms and conditions of the grant of such loans are, in our opinion, prima facie, not prejudicial to the Company's interest.

(b) The schedule of repayment of principal and payment of interest has been stipulated and repayments or receipts of principal amounts and interest have been regular as per stipulations

(c) There is no overdue amount remaining outstanding as at the year-end

iv. In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of Sections 185 and 186 of the Act in respect of grant of loans, making investments and providing guarantees and securities, as applicable.

v. The Company has not accepted deposits during the year and does not have any unclaimed deposits as at March 31, 2019 and therefore, the provisions of the clause 3 (v) of the Order are not applicable to the Company.

vi. The maintenance of cost records has not been specified by the Central Government under section 148(1) of the Companies Act, 2013 for the business activities carried out by the Company. Thus reporting under clause 3(vi) of the order is not applicable to the Company.

vii. According to the information and explanations given to us, in respect of statutory dues :

(a) The Company has generally been regular in depositing undisputed statutory dues, including Provident Fund, Employees' State Insurance, Income Tax, Goods and Service Tax, Customs Duty, Cess and other material statutory dues applicable to it with the appropriate authorities.

(b) There were no undisputed amounts payable in respect of Provident Fund, Employees' State Insurance, Income Tax, Goods and Service Tax, Customs Duty, Cess and other material statutory dues in arrears as at March 31, 2019 for a period of more than six months from the date they became payable.

(c) Details of dues of Income Tax, Sales Tax, Service Tax, Excise Duty and Value Added Tax which have not been deposited as at March 31, 2019 on account of dispute are given below:

| Nature of the statute | Nature of dues | Forum where Dispute is pending | Period to which the amount relates | Amount in ₹ crore |
|---|---|---|---|---|
| The Income Tax Act, 1961 | Income Tax | Appellate Tribunal[1] | A.Y. 2010-11 to A.Y. 2012-13 | 1,031 |
| | | Appellate Authority upto Commissioner's Level | A.Y. 2008-09 to A.Y. 2016-17 and A.Y. 2018-19 to A.Y. 2019-20 | 4 |
| Finance Act, 1994 | Service Tax | Appellate Tribunal[2] | F.Y. 2004-05 to F.Y.2014-15 | 60 |
| Central Excise Act, 1944 | Excise Duty | Supreme Court[2] | F.Y. 2005-06 to F.Y. 2015-16 | 68 |
| | | Appellate Tribunal | F.Y. 2015-16 | –* |
| Customs Act, 1962 | Custom Duty and Interest | Specified Officer of SEZ | F.Y. 2008 -09 to F.Y. 2011-12 | 5 |
| Sales Tax Act and VAT Laws | Sales Tax and interest | High Court | F.Y. 2007-08 | –* |
| | | Appellate Authority upto Commissioner's Level[2] | F.Y. 2006-07 to F.Y. 2010-11, F.Y. 2014-15 and F.Y. 2016-17 | 2 |

(1) In respect of A.Y. 2012-13, stay order has been granted against the amount of ₹ 1,029 crores disputed and not been deposited.

(2) Stay order has been granted.

* Less than ₹ 1 crore.

viii. The Company has not taken any loans or borrowings from financial institutions, banks and government or has not issued any debentures. Hence reporting under clause 3 (viii) of the Order is not applicable to the Company.

ix. The Company has not raised moneys by way of initial public offer or further public offer (including debt instruments) or term loans and hence reporting under clause 3 (ix) of the Order is not applicable to the Company.

x To the best of our knowledge and according to the information and explanations given to us, no fraud by the Company or no material fraud on the Company by its officers or employees has been noticed or reported during the year.

xi. In our opinion and according to the information and explanations given to us, the Company has paid / provided managerial remuneration in accordance with the requisite approvals mandated by the provisions of section 197 read with Schedule V to the Act.

xii. The Company is not a Nidhi Company and hence reporting under clause 3 (xii) of the Order is not applicable to the Company.

xiii. In our opinion and according to the information and explanations given to us, the Company is in compliance with Section 177 and 188 of the Companies Act, 2013 where applicable, for all transactions with the related parties and the details of related party transactions have been disclosed in the standalone financial statements as required by the applicable accounting standards.

xiv. During the year, the Company has not made any preferential allotment or private placement of shares or fully or partly paid convertible debentures and hence reporting under clause 3 (xiv) of the Order is not applicable to the Company.

xv. In our opinion and according to the information and explanations given to us, during the year the Company has not entered into any non-cash transactions with its Directors or persons connected to its directors and hence provisions of section 192 of the Companies Act, 2013 are not applicable to the Company.

xvi. The Company is not required to be registered under section 45-IA of the Reserve Bank of India Act, 1934.

*For* DELOITTE HASKINS & SELLS LLP
*Chartered Accountants*
Firm Registration number: 117366W/W-100018

Sd/-

P.R. Ramesh
*Partner*
Membership number: 70928

Bengaluru,
April 12, 2019

# Balance Sheet

in ₹ crore

| Particulars | Note no. | As at March 31, 2019 | As at March 31, 2018 |
|---|---|---|---|
| Assets | | | |
| Non-current assets | | | |
| Property, plant and equipment | 2.1 | 10,394 | 9,027 |
| Capital work-in-progress | | 1,212 | 1,442 |
| Goodwill | 2.2 | 29 | 29 |
| Other intangible assets | 2.2 | 74 | 101 |
| Financial assets | | | |
| Investments | 2.3 | 12,062 | 11,993 |
| Loans | 2.4 | 16 | 19 |
| Other financial assets | 2.5 | 196 | 177 |
| Deferred tax assets (net) | 2.15 | 1,114 | 1,128 |
| Income tax assets (net) | 2.15 | 5,870 | 5,710 |
| Other non-current assets | 2.8 | 1,740 | 2,161 |
| Total non-current assets | | 32,707 | 31,787 |
| Current assets | | | |
| Financial assets | | | |
| Investments | 2.3 | 6,077 | 5,906 |
| Trade receivables | 2.6 | 13,370 | 12,151 |
| Cash and cash equivalents | 2.7 | 15,551 | 16,770 |
| Loans | 2.4 | 1,048 | 393 |
| Other financial assets | 2.5 | 4,834 | 5,906 |
| Income tax assets (net) | 2.15 | 423 | – |
| Other current assets | 2.8 | 4,920 | 1,439 |
| | | 46,223 | 42,565 |
| Assets held for sale | 2.3.8 | – | 1,525 |
| Total current assets | | 46,223 | 44,090 |
| Total assets | | 78,930 | 75,877 |
| Equity and liabilities | | | |
| Equity | | | |
| Equity share capital | 2.10 | 2,178 | 1,092 |
| Other equity | | 60,533 | 62,410 |
| Total equity | | 62,711 | 63,502 |

## Balance Sheet (contd.)

| Particulars | Note no. | As at March 31, 2019 | As at March 31, 2018 |
|---|---|---|---|
| Liabilities | | | |
| Non-current liabilities | | | |
| Financial liabilities | | | |
| Other financial liabilities | 2.11 | 79 | 55 |
| Deferred tax liabilities (net) | 2.15 | 541 | 505 |
| Other non-current liabilities | 2.13 | 169 | 153 |
| Total non-current liabilities | | 789 | 713 |
| Current liabilities | | | |
| Financial liabilities | | | |
| Trade payables | 2.12 | | |
| Total outstanding dues of micro enterprises and small enterprises | | – | – |
| Total outstanding dues of creditors other than micro enterprises and small enterprises | | 1,604 | 738 |
| Other financial liabilities | 2.11 | 8,528 | 5,540 |
| Other current liabilities | 2.13 | 3,335 | 2,972 |
| Provisions | 2.14 | 505 | 436 |
| Income tax liabilities (net) | 2.15 | 1,458 | 1,976 |
| Total current liabilities | | 15,430 | 11,662 |
| Total equity and liabilities | | 78,930 | 75,877 |

The accompanying notes form an integral part of the *Standalone financial statements*.
As per our report of even date attached

*for* Deloitte Haskins & Sells LLP
*Chartered Accountants*
Firm's Registration number : 117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

P.R. Ramesh
*Partner*
Membership number : 70928

Nandan M. Nilekani
*Chairman*

Salil Parekh
*Chief Executive Officer and Managing Director*

U.B. Pravin Rao
*Chief Operating Officer and Whole-time Director*

Bengaluru
April 12, 2019

D. Sundaram
*Director*

Nilanjan Roy
*Chief Financial Officer*

A.G.S. Manikantha
*Company Secretary*

# Statement of Profit and Loss

in ₹ crore except equity share and per equity share data

| Particulars | Note no. | Year ended March 31, | |
|---|---|---|---|
| | | 2019 | 2018 |
| Revenue from operations | 2.16 | 73,107 | 61,941 |
| Other income, net | 2.17 | 2,852 | 4,019 |
| Total income | | 75,959 | 65,960 |
| Expenses | | | |
| Employee benefit expenses | 2.18 | 38,296 | 32,472 |
| Cost of technical sub-contractors | | 7,646 | 5,494 |
| Travel expenses | | 1,906 | 1,479 |
| Cost of software packages and others | 2.18 | 1,646 | 1,270 |
| Communication expenses | | 339 | 330 |
| Consultancy and professional charges | | 1,096 | 826 |
| Depreciation and amortization expense | 2.1 & 2.2.2 | 1,599 | 1,408 |
| Other expenses | 2.18 | 2,770 | 2,184 |
| Reduction in the fair value of assets held for sale | 2.3.8 | 265 | 589 |
| Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' | 2.3.8 | 469 | – |
| Total expenses | | 56,032 | 46,052 |
| Profit before tax | | 19,927 | 19,908 |
| Tax expense | | | |
| Current tax | 2.15 | 5,189 | 4,003 |
| Deferred tax | 2.15 | 36 | (250) |
| Profit for the period | | 14,702 | 16,155 |
| Other comprehensive income | | | |
| Items that will not be reclassified subsequently to profit or loss | | | |
| Remeasurement of the net defined benefit liability / asset, net | 2.15 & 2.20 | (21) | 52 |
| Equity instruments through other comprehensive income, net | 2.3 & 2.15 | 78 | 7 |
| Items that will be reclassified subsequently to profit or loss | | | |
| Fair value changes on derivatives designated as cash flow hedge, net | 2.9 & 2.15 | 21 | (39) |
| Fair value changes on investments, net | 2.3 & 2.15 | 1 | 1 |
| Total other comprehensive income / (loss), net of tax | | 79 | 21 |
| Total comprehensive income for the period | | 14,781 | 16,176 |
| Earnings per equity share | | | |
| Equity shares of par value ₹5 each | | | |
| Basic (₹) | | 33.66 | 35.64 |
| Diluted (₹) | | 33.64 | 35.62 |
| Weighted average equity shares used in computing earnings per equity share | 2.21 | | |
| Basic | | 436,82,12,119 | 453,26,87,604 |
| Diluted | | 437,04,12,348 | 453,47,85,242 |

The accompanying notes form an integral part of the *Standalone financial statements*.
As per our report of even date attached

*for* Deloitte Haskins & Sells LLP
*Chartered Accountants*
Firm's Registration number : 117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

P.R. Ramesh
*Partner*
Membership number : 70928

Nandan M. Nilekani
*Chairman*

Salil Parekh
*Chief Executive Officer and Managing Director*

U.B. Pravin Rao
*Chief Operating Officer and Whole-time Director*

Bengaluru
April 12, 2019

D. Sundaram
*Director*

Nilanjan Roy
*Chief Financial Officer*

A.G.S. Manikantha
*Company Secretary*

# Statement of Changes in Equity for the year ended March 31, 2018

in ₹ crore

| Particulars | Equity share capital | Other equity | | | | | | | | | | | Total equity attributable to equity holders of the Company |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Reserves and surplus | | | | | | | | Other comprehensive income | | | |
| | | Securities premium | Retained earnings | General reserve | Share options outstanding account | Special Economic Zone Re-investment Reserve[1] | Capital reserve – Capital reserve | Capital reserve – Business transfer adjustment reserve[2] | Capital redemption reserve | Equity instruments through other comprehensive income | Effective portion of cash flow hedges | Other items of other comprehensive income / (loss) | |
| Balance as at April 1, 2017 | 1,148 | 2,208 | 49,957 | 11,087 | 120 | – | 54 | 3,448 | – | (5) | 39 | (39) | 68,017 |
| Changes in equity for the year ended March 31, 2018 | | | | | | | | | | | | | |
| Profit for the year | – | – | 16,155 | – | – | – | – | – | – | – | – | – | 16,155 |
| Remeasurement of the net defined benefit liability / asset[3] | – | – | – | – | – | – | – | – | – | – | – | 52 | 52 |
| Equity instruments through other comprehensive income[3] *(Refer to Note 2.3)* | – | – | – | – | – | – | – | – | – | 7 | – | – | 7 |
| Fair value changes on derivatives designated as cash flow hedge[3] *(Refer to Note 2.9)* | – | – | – | – | – | – | – | – | – | – | (39) | – | (39) |
| Fair value changes on investments[3] *(Refer to Note 2.3)* | – | – | – | – | – | – | – | – | – | – | – | 1 | 1 |
| Total comprehensive income for the year | – | – | 16,155 | – | – | – | – | – | – | 7 | (39) | 53 | 16,176 |
| Transfer to general reserve | – | – | (1,382) | 1,382 | – | – | – | – | – | – | – | – | – |
| Transferred to Special Economic Zone Re-investment Reserve | – | – | (2,141) | – | – | 2,141 | – | – | – | – | – | – | – |
| Transferred from Special Economic Zone Re-investment Reserve on utilization | – | – | 582 | – | – | (582) | – | – | – | – | – | – | – |
| Exercise of stock options *(Refer to Note 2.10)* | – | 67 | – | 2 | (69) | – | – | – | – | – | – | – | – |
| Shares issued on exercise of employee stock options *(Refer to Note 2.10)* | – | 5 | – | – | – | – | – | – | – | – | – | – | 5 |
| Share-based payment to employees of the Group *(Refer to Note 2.10)* | – | – | – | – | 79 | – | – | – | – | – | – | – | 79 |

| Particulars | Equity share capital | Other equity | | | | | | | | | | | Total equity attributable to equity holders of the Company |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Reserves and surplus | | | | | | | | Other comprehensive income | | | |
| | | Securities premium | Retained earnings | General reserve | Share options outstanding account | Special Economic Zone Re-investment Reserve[1] | Capital reserve | | Capital redemption reserve | Equity instruments through other comprehensive income | Effective portion of cash flow hedges | Other items of other comprehensive income / (loss) | |
| | | | | | | | Capital reserve | Business transfer adjustment reserve[2] | | | | | |
| Dividends (including dividend distribution tax) | – | – | (7,500) | – | – | – | – | – | – | – | – | – | (7,500) |
| Amount paid upon buyback | (56) | (2,206) | – | (10,738) | – | – | – | – | – | – | – | – | (13,000) |
| Transaction costs related to buyback *(Refer to Note 2.10)* | – | (46) | – | – | – | – | – | – | – | – | – | – | (46) |
| Amount transferred to capital redemption reserve upon buyback *(Refer to Note 2.10)* | – | – | – | (56) | – | – | – | – | 56 | – | – | – | – |
| Loss recorded upon business transfer *(Refer to Note 2.3)* | – | – | – | – | – | – | – | (229) | – | – | – | – | (229) |
| Balance as at March 31, 2018 | 1,092 | 28 | 55,671 | 1,677 | 130 | 1,559 | 54 | 3,219 | 56 | 2 | – | 14 | 63,502 |

## Statement of Changes in Equity for the year ended March 31, 2019

in ₹ crore

| Particulars | Equity share capital | Other equity | | | | | | | | | | | Total equity attributable to equity holders of the Company |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Reserves and surplus | | | | | | | | Other comprehensive income | | | |
| | | Securities premium | Retained earnings | General reserve | Share options outstanding account | Special Economic Zone Re-investment Reserve[1] | Capital reserve | | Capital redemption reserve | Equity instruments through other comprehensive income | Effective portion of cash flow hedges | Other items of other comprehensive income / (loss) | |
| | | | | | | | Capital reserve | Business transfer adjustment reserve[2] | | | | | |
| Balance as at April 1, 2018 | 1,092 | 28 | 55,671 | 1,677 | 130 | 1,559 | 54 | 3,219 | 56 | 2 | – | 14 | 63,502 |
| Changes in equity for the year ended March 31, 2019 | | | | | | | | | | | | | |
| Profit for the year | – | – | 14,702 | – | – | – | – | – | – | – | – | – | 14,702 |
| Remeasurement of the net defined benefit liability / asset[3] | – | – | – | – | – | – | – | – | – | – | – | (21) | (21) |
| Equity instruments through other comprehensive income[3] *(Refer to Note 2.3)* | – | – | – | – | – | – | – | – | – | 78 | – | – | 78 |
| Fair value changes on derivatives designated as cash flow hedge[3] *(Refer to Note 2.9)* | – | – | – | – | – | – | – | – | – | – | 21 | – | 21 |

| Particulars | Equity share capital | Other equity | | | | | | | | | | | Total equity attributable to equity holders of the Company |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Reserves and surplus | | | | | | | | Other comprehensive income | | | |
| | | Securities premium | Retained earnings | General reserve | Share options outstanding account | Special Economic Zone Re-investment Reserve[1] | Capital reserve | | Capital redemption reserve | Equity instruments through other comprehensive income | Effective portion of cash flow hedges | Other items of other comprehensive income / (loss) | |
| | | | | | | | Capital reserve | Business transfer adjustment reserve[2] | | | | | |
| Fair value changes on investments[3] *(Refer to Note 2.3)* | – | – | – | – | – | – | – | – | – | – | – | 1 | 1 |
| Total comprehensive income for the year | – | – | 14,702 | – | – | – | – | – | – | 78 | 21 | (20) | 14,781 |
| Transfer to general reserve | – | – | (1,615) | 1,615 | – | – | – | – | – | – | – | – | – |
| Transferred to Special Economic Zone Re-investment reserve | – | – | (2,306) | – | – | 2,306 | – | – | – | – | – | – | – |
| Transferred from Special Economic Zone Re-investment reserve on utilization | – | – | 1,386 | – | – | (1,386) | – | – | – | – | – | – | – |
| Amount transferred to Capital redemption reserve upon buyback *(Refer to Note 2.10)* | – | – | – | (5) | – | – | – | – | 5 | – | – | – | – |
| Exercise of stock options *(Refer to Note 2.10)* | – | 99 | – | – | (99) | – | – | – | – | – | – | – | – |
| Transfer on account of options not exercised | – | – | – | 1 | (1) | – | – | – | – | – | – | – | – |
| Increase in share capital on account of Bonus issue *(Refer to Note 2.10)* | 1,092 | – | – | – | – | – | – | – | – | – | – | – | 1,092 |
| Amount utilized for Bonus issue *(Refer to Note 2.10)* | – | – | – | (1,092) | – | – | – | – | – | – | – | – | (1,092) |
| Shares issued on exercise of employee stock options *(Refer to Note 2.10)* | – | 3 | – | – | – | – | – | – | – | – | – | – | 3 |
| Share-based payments to employees *(Refer to Note 2.10)* | – | – | – | – | 197 | – | – | – | – | – | – | – | 197 |
| Income tax benefit arising on exercise of stock options | – | 8 | – | – | – | – | – | – | – | – | – | – | 8 |
| Buyback of equity shares *(Refer to Notes 2.10 and 2.11)* | (6) | – | – | (1,994) | – | – | – | – | – | – | – | – | (2,000) |

| Particulars | Equity share capital | Other equity | | | | | | | | | | | Total equity attributable to equity holders of the Company |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Reserves and surplus | | | | | | | | Other comprehensive income | | | |
| | | Securities premium | Retained earnings | General reserve | Share options outstanding account | Special Economic Zone Re-investment Reserve[1] | Capital reserve: Capital reserve | Capital reserve: Business transfer adjustment reserve[2] | Capital redemption reserve | Equity instruments through other comprehensive income | Effective portion of cash flow hedges | Other items of other comprehensive income / (loss) | |
| Transaction cost relating to buyback *(Refer to Note 2.10)*[3] | – | – | – | (12) | – | – | – | – | – | – | – | – | (12) |
| Dividends (including dividend distribution tax) | – | – | (13,768) | – | – | – | – | – | – | – | – | – | (13,768) |
| Balance as at March 31, 2019 | 2,178 | 138 | 54,070 | 190 | 227 | 2,479 | 54 | 3,219 | 61 | 80 | 21 | (6) | 62,711 |

(1) The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Section 10AA(1)(ii) of Income-tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Section 10AA(2) of the Income-tax Act, 1961.

(2) Profit on transfer of business between entities under common control taken to reserve.

(3) Net of tax

The accompanying notes form an integral part of the *Standalone financial statements*.

As per our report of even date attached

*for* Deloitte Haskins & Sells LLP
*Chartered Accountants*
Firm's Registration number : 117366W/W-100018

P.R. Ramesh
*Partner*
Membership number : 70928

Bengaluru
April 12, 2019

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani
*Chairman*

Salil Parekh
*Chief Executive Officer and Managing Director*

U.B. Pravin Rao
*Chief Operating Officer and Whole-time Director*

D. Sundaram
*Director*

Nilanjan Roy
*Chief Financial Officer*

A.G.S. Manikantha
*Company Secretary*

# Statement of Cash Flows

## Accounting policy

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

in ₹ crore

| Particulars | Note no. | Year ended March 31, | |
|---|---|---|---|
| | | 2019 | 2018 |
| Cash flow from operating activities | | | |
| Profit for the year | | 14,702 | 16,155 |
| Adjustments to reconcile net profit to net cash provided by operating activities | | | |
| Depreciation and amortization | 2.1 & 2.2.2 | 1,599 | 1,408 |
| Income tax expense | 2.15 | 5,225 | 3,753 |
| Impairment loss recognized / (reversed) under expected credit loss model | | 176 | 18 |
| Interest and dividend income | | (1,996) | (3,169) |
| Other adjustments | | 57 | 40 |
| Reduction in the fair value of assets held for sale | 2.3.8 | 265 | 589 |
| Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' | 2.3.8 | 469 | – |
| Exchange differences on translation of assets and liabilities | | 80 | 3 |
| Changes in assets and liabilities | | | |
| Trade receivables and unbilled revenue | | (2,268) | (1,579) |
| Other financial assets and other assets | | (581) | (207) |
| Trade payables | 2.12 | 866 | 466 |
| Other financial liabilities, other liabilities and provisions | | 1,666 | 1,052 |
| Cash generated from operations | | 20,260 | 18,529 |
| Income taxes paid | | (6,271) | (6,054) |
| Net cash generated by operating activities | | 13,989 | 12,475 |
| Cash flow from investing activities | | | |
| Expenditure on property, plant and equipment | | (2,306) | (1,842) |
| Deposits placed with corporations | | (116) | (106) |
| Loans to employees | | 4 | 19 |
| Loan given to subsidiaries | | (678) | (106) |
| Loan repaid by subsidiary | | 20 | – |
| Proceeds from redemption of debentures | 2.3 | 335 | 349 |
| Investment in subsidiaries | 2.3 | (228) | (212) |
| Proceeds from return of investment | | 33 | – |
| Proceeds on liquidation of Noah | | – | 316 |
| Payment towards acquisition of business | 2.3 | (261) | (295) |
| Payment of contingent consideration pertaining to acquisition | | (6) | (33) |
| Escrow and other deposits pertaining to buyback | 2.5 | (257) | – |
| Payments to acquire investments | | | |
| Preference, equity securities and others | | (18) | (13) |
| Liquid mutual fund units and fixed maturity plan securities | | (72,889) | (57,250) |
| Tax-free bonds and government bonds | | (11) | (1) |
| Certificates of deposit | | (2,052) | (6,290) |
| Commercial paper | | (491) | (291) |
| Non-convertible debentures | | (100) | – |
| Government securities | | (838) | – |
| Proceeds on sale of investments | | | |
| Preference and equity securities | | 115 | 10 |
| Liquid mutual fund units and fixed maturity plan securities | | 71,337 | 59,364 |
| Tax-free bonds and government bonds | | 1 | – |
| Non-convertible debentures | | 602 | 100 |
| Certificates of deposit | | 5,150 | 9,411 |

| Particulars | Note no. | Year ended March 31, | |
|---|---|---|---|
| | | 2019 | 2018 |
| Commercial paper | | 300 | – |
| Government securities | | 123 | – |
| Interest and dividend received | | 1,644 | 1,708 |
| Dividend received from subsidiary | | – | 846 |
| Net cash from / (used in) investing activities | | (587) | 5,684 |
| Cash flow from financing activities | | | |
| Buyback of equity shares including transaction cost | | (813) | (13,046) |
| Payment of dividends including dividend distribution tax | | (13,761) | (7,495) |
| Shares issued on exercise of employee stock options | | 3 | 5 |
| Net cash used in financing activities | | (14,571) | (20,536) |
| Effect of exchange differences on translation of foreign currency cash and cash equivalents | | (50) | (6) |
| Net increase / (decrease) in cash and cash equivalents | | (1,169) | (2,377) |
| Cash and cash equivalents at the beginning of the year | 2.7 | 16,770 | 19,153 |
| Cash and cash equivalents at the end of the year | 2.7 | 15,551 | 16,770 |
| Supplementary information | | | |
| Restricted cash balance | 2.7 | 143 | 375 |

The accompanying notes form an integral part of the *Standalone financial statements*.
As per our report of even date attached

*for* Deloitte Haskins & Sells LLP
*Chartered Accountants*
Firm's Registration number : 117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

P.R. Ramesh
*Partner*
Membership number : 70928

Nandan M. Nilekani
*Chairman*

Salil Parekh
*Chief Executive Officer and Managing Director*

U.B. Pravin Rao
*Chief Operating Officer and Whole-time Director*

Bengaluru
April 12, 2019

D. Sundaram
*Director*

Nilanjan Roy
*Chief Financial Officer*

A.G.S. Manikantha
*Company Secretary*

# 1. Overview

## 1.1 Company overview

Infosys Limited ("the Company" or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to execute strategies for their digital transformation. Infosys' strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. The Company's strategy is to be a navigator for our clients as they ideate on, plan and execute their journey to a digital future.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronic City, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company's American Depositary Shares (ADSs) representing equity shares are listed on the New York Stock Exchange (NYSE).

Further, the Company's ADSs were also listed on Euronext London and Euronext Paris. On July 5, 2018, the Company voluntarily delisted its ADSs from the said exchanges due to low average daily trading volume of its ADSs on these exchanges.

The financial statements are approved for issue by the Company's Board of Directors on April 12, 2019.

## 1.2 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Accounting Standards (Ind AS), under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ("the Act") (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year-end figures reported in this statement.

## 1.3 Use of estimates and judgments

The preparation of the financial statements in conformity with Ind AS requires the Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which the changes are made and, if material, their effects are disclosed in the notes to the financial statements.

## 1.4 Critical accounting estimates

### a. Revenue recognition

The Company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity.

Further, the Company uses significant judgments while determining the transaction price allocated to performance obligations using the expected cost plus margin approach.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

### b Income taxes

The Company's two major tax jurisdictions are India and the US, though the Company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions. Also, refer to Notes 2.15 and 2.22.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

### c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in

respect of periodic depreciation is derived after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The useful lives and residual values of the Company's assets are determined by the Management at the time that the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Refer to Note 2.1.

### d. Non-current assets held for sale

Assets held for sale are measured at the lower of carrying amount or fair value less costs to sell. The determination of fair value less costs to sell includes use of the Management's estimates and assumptions. The fair value of the assets held for sale has been estimated using valuation techniques (including income-and-market approach) which include unobservable inputs. Non-current assets and disposal group that ceases to be classified under 'Held for Sale' shall be measured at the lower of carrying amount before the non-current asset and disposal group were classified under 'Held for Sale' and its recoverable amount at the date of the subsequent decision not to sell (refer to Note 2.3). Recoverable amounts of assets reclassified from 'Held for Sale' have been estimated using the Management's assumptions which consist of significant unobservable inputs.

## 1.5 Recent accounting pronouncements

Ind AS 116, *Leases*: On March 30, 2019, the Ministry of Corporate Affairs has notified Ind AS 116, *Leases*. Ind AS 116 will replace the existing leases standard, Ind AS 17, *Leases,* and related interpretations. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. Ind AS 116 introduces a single lessee accounting model and requires the lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the Statement of Profit and Loss. The standard also contains enhanced disclosure requirements for lessees. Ind AS 116 substantially carries forward the lessor accounting requirements in Ind AS 17.

The effective date for the adoption of Ind AS 116 is annual periods beginning on or after April 1, 2019. The standard permits two possible methods of transition:

- Full retrospective – Retrospectively to each prior period presented applying Ind AS 8, *Accounting Policies, Changes in Accounting Estimates and Errors*
- Modified retrospective – Retrospectively, with the cumulative effect of initially applying the standard recognized at the date of initial application

Under modified retrospective approach, the lessee records the lease liability as the present value of the remaining lease payments, discounted at the incremental borrowing rate and the right of use asset either as:

- Its carrying amount as if the standard had been applied since the commencement date, but discounted at the lessee's incremental borrowing rate at the date of initial application, or
- An amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments related to that lease recognized under Ind AS 17 immediately before the date of initial application.

Certain practical expedients are available under both the methods.

On completion of evaluation of the effect of adoption of Ind AS 116, the Company is proposing to use the 'Modified Retrospective Approach' for transitioning to Ind AS 116, and take the cumulative adjustment to retained earnings, on the date of initial application (April 1, 2019). Accordingly, comparatives for the year ended March 31, 2019 will not be retrospectively adjusted. The Company has elected certain available practical expedients on transition.

The effect of adoption as on transition date would majorly result in an increase in right of use asset approximately by ₹1,300 crore, net investment in sub-lease approximately by ₹550 crore and an increase in lease liability approximately by ₹2,000 crore.

Ind AS 12, Appendix C, Uncertainty over Income Tax Treatments: On March 30, 2019, the Ministry of Corporate Affairs has notified Ind AS 12, Appendix C, Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under Ind AS 12. According to the appendix, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

- Full retrospective approach – Under this approach, Appendix C will be applied retrospectively to each prior reporting period presented in accordance with Ind AS 8, *Accounting Policies, Changes in Accounting Estimates and Errors*, without using hindsight, and
- Retrospectively with cumulative effect of initially applying Appendix C recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of Ind AS 12 Appendix C is annual periods beginning on or after April 1, 2019. The Company will adopt the standard on April 1, 2019 and has decided to adjust the cumulative effect in equity on the date of initial application i.e. April 1, 2019 without adjusting comparatives.

The effect on adoption of Ind AS 12 Appendix C would be insignificant in the standalone financial statements.

Amendment to Ind AS 12, *Income taxes*: On March 30, 2019, the Ministry of Corporate Affairs issued amendments to the guidance in Ind AS 12, *Income Taxes*, in connection with accounting for dividend distribution taxes.

The amendment clarifies that an entity shall recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

Effective date for application of this amendment is annual period beginning on or after April 1, 2019. The Company is currently evaluating the effect of this amendment on the standalone financial statements.

Amendment to Ind AS 19, plan amendment, curtailment or settlement : On March 30, 2019, the Ministry of Corporate Affairs issued amendments to Ind AS 19, *Employee Benefits*, in connection with accounting for plan amendments, curtailments and settlements.

The amendments require an entity :

- To use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement; and
- To recognize in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognized because of the impact of the asset ceiling.

Effective date for application of this amendment is annual period beginning on or after April 1, 2019. The Company does not have any impact on account of this amendment.

## 2.1 Property, plant and equipment

### Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows :

| | |
|---|---|
| Building[1] | 22-25 years |
| Plant and machinery[1][2] | 5 years |
| Office equipment | 5 years |
| Computer equipment[1] | 3-5 years |
| Furniture and fixtures[1] | 5 years |
| Vehicles[1] | 5 years |
| Leasehold improvements | Over lease term |

(1) Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act, 2013.

(2) Includes solar plant with useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under 'Capital work-in-progress'. Subsequent expenditures relating to property, plant and equipment are capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Statement of Profit and Loss.

### Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2019 are as follows :

in ₹ crore

| Particulars | Land – Freehold | Land – Leasehold | Buildings[1][2] | Plant and machinery[2] | Office equipment[2] | Computer equipment[2] | Furniture and fixtures[2] | Leasehold improvements | Vehicles | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| Gross carrying value as at April 1, 2018 | 1,227 | 661 | 7,271 | 2,209 | 841 | 4,229 | 1,247 | 235 | 29 | 17,949 |
| Additions | 78 | – | 915 | 460 | 130 | 1,023 | 238 | 187 | 9 | 3,040 |
| Deletions | – | (68) | (116) | (57) | (33) | (200) | (31) | (8) | (1) | (514) |
| Gross carrying value as at March 31, 2019 | 1,305 | 593 | 8,070 | 2,612 | 938 | 5,052 | 1,454 | 414 | 37 | 20,475 |

| Particulars | Land – Freehold | Land – Leasehold | Buildings[1][2] | Plant and machinery[2] | Office equipment[2] | Computer equipment[2] | Furniture and fixtures[2] | Leasehold improvements | Vehicles | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| Accumulated depreciation as at April 1, 2018 | – | (30) | (2,621) | (1,526) | (582) | (3,143) | (896) | (107) | (17) | (8,922) |
| Depreciation | – | (5) | (278) | (285) | (116) | (660) | (169) | (54) | (5) | (1,572) |
| Accumulated depreciation on deletions | – | 3 | 102 | 49 | 26 | 198 | 26 | 8 | 1 | 413 |
| Accumulated depreciation as at March 31, 2019 | – | (32) | (2,797) | (1,762) | (672) | (3,605) | (1,039) | (153) | (21) | (10,081) |
| Carrying value as at March 31, 2019 | 1,305 | 561 | 5,273 | 850 | 266 | 1,447 | 415 | 261 | 16 | 10,394 |
| Carrying value as at April 1, 2018 | 1,227 | 631 | 4,650 | 683 | 259 | 1,086 | 351 | 128 | 12 | 9,027 |

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2018 were as follows:

in ₹ crore

| Particulars | Land – Freehold | Land – Leasehold | Buildings[1][2] | Plant and machinery[2] | Office equipment[2] | Computer equipment[2] | Furniture and fixtures[2] | Leasehold improvements | Vehicles | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| Gross carrying value as at April 1, 2017 | 1,093 | 659 | 6,483 | 1,966 | 769 | 3,886 | 1,132 | 198 | 24 | 16,210 |
| Additions | 134 | 2 | 789 | 250 | 78 | 396 | 121 | 48 | 5 | 1,823 |
| Deletions | – | – | (1) | (7) | (6) | (53) | (6) | (11) | – | (84) |
| Gross carrying value as at March 31, 2018 | 1,227 | 661 | 7,271 | 2,209 | 841 | 4,229 | 1,247 | 235 | 29 | 17,949 |
| Accumulated depreciation as at April 1, 2017 | – | (26) | (2,377) | (1,274) | (472) | (2,603) | (757) | (82) | (14) | (7,605) |
| Depreciation | – | (4) | (244) | (258) | (115) | (592) | (145) | (36) | (3) | (1,397) |
| Accumulated depreciation on deletions | – | – | – | 6 | 5 | 52 | 6 | 11 | – | 80 |
| Accumulated depreciation as at March 31, 2018 | – | (30) | (2,621) | (1,526) | (582) | (3,143) | (896) | (107) | (17) | (8,922) |
| Carrying value as at March 31, 2018 | 1,227 | 631 | 4,650 | 683 | 259 | 1,086 | 351 | 128 | 12 | 9,027 |
| Carrying value as at April 1, 2017 | 1,093 | 633 | 4,106 | 692 | 297 | 1,283 | 375 | 116 | 10 | 8,605 |

[1] Buildings include ₹250 being the value of five shares of ₹50 each in Mittal Towers Premises Co-operative Society Limited.

[2] Includes certain assets provided on cancellable operating lease to subsidiaries

Gross carrying value of leasehold land represents amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase or renew the properties on expiry of the lease period.

The aggregate depreciation has been included under depreciation and amortization expense in the Statement of Profit and Loss.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2019 and *March 31, 2018* are as follows:

in ₹ crore

| Particulars | Cost | Accumulated depreciation | Net book value |
|---|---|---|---|
| Buildings | 186 | 84 | 102 |
| | *190* | *82* | *108* |
| Plant and machinery | 30 | 28 | 2 |
| | *33* | *25* | *8* |
| Furniture and fixtures | 24 | 23 | 1 |
| | *25* | *20* | *5* |

| Particulars | Cost | Accumulated depreciation | Net book value |
|---|---|---|---|
| Computer equipment | 3 | 3 | – |
| | *3* | *2* | *1* |
| Office equipment | 16 | 15 | 1 |
| | *18* | *13* | *5* |

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Aggregate depreciation charged on above assets | 19 | 20 |
| Rental income from subsidiaries | 63 | 67 |

## 2.2 Goodwill and other intangible assets

### 2.2.1 Goodwill

A summary of changes in the carrying amount of goodwill is as follows:

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Carrying value at the beginning | 29 | – |
| Goodwill on business transfer of Noah *(Refer to Note 2.3.1)* | – | 29 |
| Carrying value at the end | 29 | 29 |

### 2.2.2 Other intangible assets

#### Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2019 are as follows:

in ₹ crore

| Particulars | Customer-related | Sub-contracting rights-related | Trade name-related | Others | Total |
|---|---|---|---|---|---|
| Gross carrying value as at April 1, 2018 | 113 | – | 26 | 26 | 165 |
| Additions | – | – | – | – | – |
| Deletions during the year | – | – | – | – | – |
| Gross carrying value as at March 31, 2019 | 113 | – | 26 | 26 | 165 |
| Accumulated amortization as at April 1, 2018 | (40) | – | (12) | (12) | (64) |
| Amortization expense | (16) | – | (6) | (5) | (27) |
| Accumulated amortization on deletions | – | – | – | – | – |
| Accumulated amortization as at March 31, 2019 | (56) | – | (18) | (17) | (91) |
| Carrying value as at March 31, 2019 | 57 | – | 8 | 9 | 74 |
| Carrying value as at April 1, 2018 | 73 | – | 14 | 14 | 101 |
| Estimated useful life (in years) | 7 | – | 5 | 5 | – |
| Estimated remaining useful life (in years) | 4 | – | 2 | 2 | – |

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2018 were as follows:

in ₹ crore

| Particulars | Customer-related | Sub-contracting rights-related | Trade name-related | Others | Total |
|---|---|---|---|---|---|
| Gross carrying value as at April 1, 2017 | – | 21 | – | 9 | 30 |
| Transfer of assets *(Refer to Note 2.3.1)* | 113 | – | 26 | 26 | 165 |
| Deletions during the period | – | (21) | – | (9) | (30) |
| Gross carrying value as at March 31, 2018 | 113 | – | 26 | 26 | 165 |
| Accumulated amortization as at April 1, 2017 | – | (21) | – | (9) | (30) |
| Transfer of assets *(Refer to Note 2.3.1)* | (33) | – | (10) | (10) | (53) |
| Amortization expense | (7) | – | (2) | (2) | (11) |
| Accumulated amortization on deletions | – | 21 | – | 9 | 30 |
| Accumulated amortization as at March 31, 2018 | (40) | – | (12) | (12) | (64) |

| Particulars | Customer-related | Sub-contracting rights-related | Trade name-related | Others | Total |
|---|---|---|---|---|---|
| Carrying value as at March 31, 2018 | 73 | – | 14 | 14 | 101 |
| Carrying value as at April 1, 2017 | – | – | – | – | – |
| Estimated useful life (in years) | 7 | – | 5 | 5 | – |
| Estimated remaining useful life (in years) | 5 | – | 3 | 3 | – |

Research and development expense recognized in net profit in the Statement of Profit and Loss for the years ended March 31, 2019 and March 31, 2018 is ₹416 crore and ₹374 crore, respectively.

## 2.3 Investments and assets held for sale

in ₹ crore

| Particulars | As at March 31, 2019 | 2018 |
|---|---|---|
| Non-current investments | | |
| Equity instruments of subsidiaries | 6,349 | 5,013 |
| Debentures of subsidiary | 1,445 | 1,780 |
| Preference securities and equity instruments | 90 | 117 |
| Others | 16 | 7 |
| Tax-free bonds | 1,828 | 1,831 |
| Fixed maturity plans securities | 401 | 376 |
| Non-convertible debentures | 1,209 | 2,869 |
| Government securities | 724 | – |
| Total non-current investments | 12,062 | 11,993 |
| Current investments | | |
| Liquid mutual fund units | 1,701 | – |
| Certificates of deposit | 2,123 | 4,901 |
| Government bonds | 12 | 1 |
| Non-convertible debentures | 1,746 | 711 |
| Commercial paper | 495 | 293 |
| Total current investments | 6,077 | 5,906 |
| Total carrying value | 18,139 | 17,899 |

in ₹ crore, except as otherwise stated

| Particulars | As at March 31, 2019 | 2018 |
|---|---|---|
| Non-current investments | | |
| Unquoted | | |
| Investment carried at cost | | |
| Investments in equity instruments of subsidiaries | | |
| Infosys BPM Limited | 659 | 659 |
| 3,38,22,319 (3,38,22,319) equity shares of ₹10 each, fully paid up | | |
| Infosys Technologies (China) Co. Limited | 333 | 333 |
| Infosys Technologies (Australia) Pty Limited [(1)] | 5 | 38 |
| 1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid up | | |
| Infosys Technologies, S. de R.L. de C.V., Mexico | 65 | 65 |
| 17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up | | |
| Infosys Technologies (Sweden) AB | 76 | 76 |
| 1,000 (1,000) equity shares of SEK 100 par value, fully paid up | | |
| Infosys Tecnologia do Brasil Ltda. | 276 | 149 |
| 12,84,20,748 (5,91,24,348) shares of BRL 1.00 par value, fully paid up | | |
| Infosys Technologies (Shanghai) Co. Limited | 900 | 900 |
| Infosys Public Services, Inc. | 99 | 99 |
| 3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid up | | |
| Infosys Consulting Holding AG | 1,323 | 1,323 |
| 23,050 (23,350) – Class A shares of CHF 1,000 each and 26,460 (29,400) – Class B Shares of CHF 100 each, fully paid up | | |
| Infosys Americas Inc. | 1 | 1 |
| 10,000 (10,000) shares of USD 10 per share, fully paid up | | |

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| EdgeVerve Systems Limited | 1,312 | 1,312 |
| 131,18,40,000 (131,18,40,000) equity shares of ₹ 10 each, fully paid up | | |
| Infosys Nova Holdings LLC*[(1)] | – | – |
| Noah Consulting LLC (*Refer to Note* 2.3.1) | – | – |
| Infosys Consulting Pte Ltd | 10 | 10 |
| 1,09,90,000 (1,09,90,000) shares of SGD 1.00 par value, fully paid up | | |
| Brilliant Basics Holding Limited *(Refer to Note 2.3.2)* | 59 | 46 |
| 1,346 (1,170) shares of GBP 0.005 each, fully paid up | | |
| Infosys Arabia Limited | 2 | 2 |
| 70 (70) shares | | |
| Kallidus Inc. *(Refer to Note 2.3.8)* | 150 | – |
| 10,21,35,416 (10,21,35,416) shares | | |
| Skava Systems Private Limited (*Refer to Note* 2.3.8) | 59 | – |
| 25,000 (25,000) shares of ₹ 10 per share, fully paid up | | |
| Panaya Inc. *( Refer to Note 2.3.8)* | 582 | – |
| 2(2) shares of USD 0.01 per share, fully paid up | | |
| Infosys Chile SpA | 7 | – |
| 100 (Nil) shares | | |
| WongDoody Holding Company Inc (*Refer to Note* 2.3.3) | 350 | – |
| 2,000 (Nil) shares | | |
| Infosys Luxembourg S.à r.l. | 4 | – |
| 3,700 (Nil) shares | | |
| Infosys Austria GmbH *(formerly known as Lodestone Management Consultants GmbH)* | – | – |
| 80,000 (80,000) shares of EUR 1 par value, fully paid up | | |
| Infosys Consulting Brazil | 43 | – |
| 8,26,56,605 (Nil) shares of BRL 1 per share, fully paid up | | |
| Infosys Romania | 34 | – |
| 99,183 (Nil) shares of RON 100 per share, fully paid up | | |
| | 6,349 | 5,013 |
| Investment carried at amortized cost | | |
| Investment in debentures of subsidiary | | |
| EdgeVerve Systems Limited | | |
| 14,45,00,000 (17,80,00,000) Unsecured redeemable, non-convertible debentures of ₹ 100 each fully paid up | 1,445 | 1,780 |
| | 1,445 | 1,780 |
| Investments carried at fair value through profit or loss | | |
| Others | 16 | 7 |
| | 16 | 7 |
| Investment carried at fair value through other comprehensive income (FVOCI) | | |
| Preference securities | 89 | 116 |
| Equity instruments | 1 | 1 |
| | 90 | 117 |
| Quoted | | |
| Investments carried at amortized cost | | |
| Tax-free bonds | 1,828 | 1,831 |
| | 1,828 | 1,831 |
| | | |
| Investments carried at fair value through profit or loss | | |
| Fixed maturity plans securities | 401 | 376 |
| | 401 | 376 |
| Investments carried at fair value through other comprehensive income | | |
| Non-convertible debentures | 1,209 | 2,869 |
| Government securities | 724 | – |
| | 1,933 | 2,869 |
| Total non-current investments | 12,062 | 11,993 |
| Current investments | | |
| Unquoted | | |
| Investments carried at fair value through profit or loss | | |

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Liquid mutual fund units | 1,701 | – |
| | 1,701 | – |
| Investments carried at fair value through other comprehensive income | | |
| Commercial paper | 495 | 293 |
| Certificates of deposit | 2,123 | 4,901 |
| | 2,618 | 5,194 |
| Quoted | | |
| Investments carried at amortized cost | | |
| Government bonds | 12 | 1 |
| | 12 | 1 |
| Investments carried at fair value through other comprehensive income | | |
| Non-convertible debentures | 1,746 | 711 |
| | 1,746 | 711 |
| Total current investments | 6,077 | 5,906 |
| Total investments | 18,139 | 17,899 |
| Aggregate amount of quoted investments | 5,920 | 5,788 |
| Market value of quoted investments (including interest accrued) | 6,131 | 6,045 |
| Aggregate amount of unquoted investments | 12,219 | 12,111 |
| [1] Aggregate amount of impairment in value of investments | 122 | 122 |
| Reduction in the fair value of assets held for sale *(Refer to Note 2.3.8)* | 854 | 589 |
| Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' *(Refer to Note 2.3.8)* | 469 | – |
| Investments carried at cost | 6,349 | 5,013 |
| Investments carried at amortized cost | 3,285 | 3,612 |
| Investments carried at fair value through other comprehensive income | 6,387 | 8,891 |
| Investments carried at fair value through profit or loss | 2,118 | 383 |

Note: Uncalled capital commitments outstanding as of March 31, 2019 and March 31, 2018 was ₹17 crore and ₹36 crore, respectively.

* During the three months ended June 30, 2017, Infosys Nova Holding LLC, a wholly-owned subsidiary, has written down the entire carrying value of its investment in its associate DWA Nova LLC. Consequently, the Company has written down the entire carrying value of the investment in its subsidiary Infosys Nova Holdings LLC, amounting to ₹94 crore.

Refer to Note 2.9 for accounting policies on financial instruments.

The details of amounts recorded in other comprehensive income are as follows:

in ₹ crore

| Particulars | Year ended March 31, 2019 | | | Year ended March 31, 2018 | | |
|---|---|---|---|---|---|---|
| | Gross | Tax | Net | Gross | Tax | Net |
| Net gain / (loss) on | | | | | | |
| Non-convertible debentures | 1 | – | 1 | (11) | 2 | (9) |
| Government securities | 4 | (1) | 3 | – | – | – |
| Certificate of deposits | (5) | 2 | (3) | 15 | (5) | 10 |
| Equity and preference securities | 73 | 5 | 78 | 4 | 3 | 7 |

### Method of fair valuation:

in ₹ crore

| Class of investment | Method | Fair value as at March 31, | |
|---|---|---|---|
| | | 2019 | 2018 |
| Liquid mutual fund units | Quoted price | 1,701 | – |
| Fixed maturity plan securities | Market observable inputs | 401 | 376 |
| Tax-free bonds and government bonds | Quoted price and market observable inputs | 2,048 | 2,079 |
| Non-convertible debentures | Quoted price and market observable inputs | 2,955 | 3,580 |
| Government securities | Quoted price and market observable inputs | 724 | – |
| Certificate of deposits | Market observable inputs | 2,123 | 4,901 |
| Commercial paper | Market observable inputs | 495 | 293 |
| Unquoted equity and preference securities | Discounted cash flows method, Market multiples method, Option pricing model, etc. | 90 | 117 |
| Others | Discounted cash flows method, Market multiples method, Option pricing model, etc. | 16 | 7 |

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

### 2.3.1 Business transfer – Noah Consulting LLC

On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly-owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. Subsequently, on October 17, 2017, the Company entered into a business transfer agreement to transfer the business for a consideration of US$ 41 million (₹ 266 crore) and the transfer was effective October 25, 2017.

The transaction was between a holding company and a wholly-owned subsidiary, the resultant impact on account of business transfer was recorded in 'Business Transfer Adjustment Reserve' during the year ended March 31, 2018. The details of the assets and liabilities taken over upon business transfer are as follows:

in ₹ crore

| Particulars | Amount |
|---|---|
| Goodwill | 29 |
| Trade name | 16 |
| Customer contracts | 80 |
| Other intangibles | 16 |
| Deferred tax assets | 13 |
| Net assets / (liabilities), others | (117) |
| Total | 37 |
| *Less:* Consideration paid | 266 |
| Business transfer reserve | (229) |

Subsequently, in November 2017, Noah Consulting LLC has been liquidated and the Company received ₹ 316 crore as proceeds on liquidation.

### 2.3.2 Brilliant Basics Holdings Limited

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited, UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of ₹ 29 crore, a contingent consideration of up to ₹ 20 crore and an additional consideration of up to ₹ 13 crore, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the Group at each anniversary. The fair value of contingent consideration on the date of acquisition is ₹ 17 crore.

### 2.3.3 WongDoody Holding Company Inc

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody), a US-based, full-service creative and consumer insights agency. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to US$ 75 million (approximately ₹ 514 crore on acquisition date), which includes a cash consideration of US$ 38 million (approximately ₹ 261 crore), a contingent consideration of up to US$ 28 million (approximately ₹ 192 crore on acquisition date) and an additional consideration of up to US$ 9 million (approximately ₹ 61 crore on acquisition date), referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the Group. The fair value of contingent consideration on the date of acquisition is ₹ 89 crore.

### 2.3.4 Details of investments

The details of non-current other investments in preference securities, equity instruments and other investments as at March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Preference securities | | |
| Airviz Inc. | 3 | 6 |
| 2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each | | |
| Whoop Inc | 14 | 20 |
| 16,48,352 (16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each | | |
| CloudEndure Ltd. | – | 26 |
| Nil (25,59,290) Preferred Series B Shares, fully paid up, par value ILS 0.01 each | | |
| Nivetti Systems Private Limited | 10 | 10 |
| 2,28,501 (2,28,501) Preferred Stock, fully paid up, par value ₹ 1 each | | |
| Waterline Data Science, Inc | 25 | 23 |
| 39,33,910 (39,33,910) Preferred Series B Shares, fully paid up, par value USD 0.00001 each | | |
| 13,35,707 (Nil) Preferred Series C Shares, fully paid up, par value USD 0.00001 each | | |
| Trifacta Inc. | 27 | 21 |
| 11,80,358 (11,80,358) Preferred Stock | | |
| Ideaforge | 10 | 10 |
| 5,402 (5,402) Series A compulsorily convertible cumulative Preference shares of ₹ 10 each, fully paid up. | | |
| Equity instrument | | |
| Merasport Technologies Private Limited | – | – |
| 2,420 (2,420) equity shares at ₹ 8,052 each, fully paid up, par value ₹ 10 each | | |

| Particulars | As at March 31, | |
| --- | --- | --- |
| | 2019 | 2018 |
| Global Innovation and Technology Alliance | 1 | 1 |
| 15,000 (15,000) equity shares at ₹ 1,000 each, fully paid up, par value ₹ 1,000 each | | |
| Ideaforge | – | – |
| 100 (100) equity shares at ₹ 10, fully paid up | | |
| Others | | |
| Stellaris Venture Partners India | 16 | 7 |
| | 106 | 124 |

## 2.3.5 Details of investments in tax-free bonds and government bonds

The balances held in tax-free bonds as at March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore, except as otherwise stated

| Particulars | Face value ₹ | March 31, 2019 | | March 31, 2018 | |
| --- | --- | --- | --- | --- | --- |
| | | Units | Amount | Units | Amount |
| 7.04% Indian Railway Finance Corporation Limited Bonds 03MAR2026 | 10,00,000 | 470 | 50 | 470 | 50 |
| 7.16% Power Finance Corporation Limited Bonds 17JUL2025 | 10,00,000 | 1,000 | 105 | 1,000 | 106 |
| 7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023 | 1,000 | 20,00,000 | 201 | 20,00,000 | 201 |
| 7.28% Indian Railway Finance Corporation Limited Bonds 21DEC2030 | 1,000 | 4,22,800 | 42 | 4,22,800 | 42 |
| 7.28% National Highways Authority of India Limited Bonds 18SEP2030 | 10,00,000 | 3,300 | 342 | 3,300 | 343 |
| 7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028 | 1,000 | 21,00,000 | 210 | 21,00,000 | 211 |
| 7.35% National Highways Authority of India Limited Bonds 11JAN2031 | 1,000 | 5,71,396 | 57 | 571,396 | 57 |
| 7.93% Rural Electrification Corporation Limited Bonds 27MAR2022 | 1,000 | 2,00,000 | 21 | 2,00,000 | 21 |
| 8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027 | 1,000 | 5,00,000 | 52 | 5,00,000 | 52 |
| 8.26% India Infrastructure Finance Company Limited Bonds 23AUG2028 | 10,00,000 | 1,000 | 100 | 1,000 | 100 |
| 8.30% National Highways Authority of India Limited Bonds 25JAN2027 | 1,000 | 5,00,000 | 53 | 5,00,000 | 53 |
| 8.35% National Highways Authority of India Limited Bonds 22NOV2023 | 10,00,000 | 1,500 | 150 | 1,500 | 150 |
| 8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028 | 10,00,000 | 2,000 | 200 | 2,000 | 200 |
| 8.46% Power Finance Corporation Limited Bonds 30AUG2028 | 10,00,000 | 1,500 | 150 | 1,500 | 150 |
| 8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028 | 10,00,000 | 450 | 45 | 450 | 45 |
| 8.54% Power Finance Corporation Limited Bonds 16NOV2028 | 1,000 | 5,00,000 | 50 | 5,00,000 | 50 |
| Total investments in tax-free bonds | | 68,05,416 | 1,828 | 68,05,416 | 1,831 |

The balances held in government bonds as at March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore, except as otherwise stated

| Particulars | Face value PHP | March 31, 2019 | | March 31, 2018 | |
| --- | --- | --- | --- | --- | --- |
| | | Units | Amount | Units | Amount |
| Treasury Notes Philippines Govt. 09MAY2018 | 100 | – | – | 100,000 | 1 |
| Treasury Notes Philippines Govt. 17APRIL2019 | 100 | 90,000 | 12 | – | – |
| Total investments in government bonds | | 90,000 | 12 | 100,000 | 1 |

### 2.3.6 Details of investments in liquid mutual fund units and fixed maturity plan securities

The balances held in liquid mutual fund as at March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore, except as otherwise stated

| Particulars | March 31, 2019 | | March 31, 2018 | |
|---|---|---|---|---|
| | Units | Amount | Units | Amount |
| Aditya Birla Sun Life Corporate Bond Fund – Growth – Direct Plan | 1,96,00,407 | 141 | – | – |
| Aditya Birla Sun Life Money Manager Fund – Growth – Direct Plan | 79,75,385 | 201 | – | – |
| HDFC Money Market Fund – Direct Plan – Growth Option | 7,72,637 | 303 | – | – |
| ICICI Prudential Savings Fund – Direct Plan – Growth | 83,40,260 | 301 | – | – |
| IDFC Corporate Bond – Fund Direct Plan | 11,95,81,942 | 154 | – | – |
| Kotak Money Market Fund – Direct Plan – Growth Option | 9,73,751 | 301 | – | – |
| SBI Premier Liquid Fund – Direct Plan – Growth | 10,25,678 | 300 | – | – |
| Total investments in liquid mutual fund units | 15,82,70,060 | 1,701 | – | – |

The balances held in fixed maturity plan security as at March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore, except as otherwise stated

| Particulars | March 31, 2019 | | March 31, 2018 | |
|---|---|---|---|---|
| | Units | Amount | Units | Amount |
| Aditya Birla Sun Life Fixed Term Plan – Series OD 1145 Days – GR Direct | 5,00,00,000 | 58 | 5,00,00,000 | 54 |
| Aditya Birla Sun Life Fixed Term Plan – Series OE 1153 days – GR Direct | 2,50,00,000 | 29 | 2,50,00,000 | 27 |
| HDFC FMP 1155D Feb 2017 – Direct Growth – Series 37 | 2,80,00,000 | 32 | 2,80,00,000 | 30 |
| HDFC FMP 1169D Feb 2017 – Direct – Quarterly Dividend – Series 37 | 4,50,00,000 | 45 | 4,50,00,000 | 45 |
| ICICI FMP Series 80 –1194 D Plan F Div | 4,00,00,000 | 46 | 4,00,00,000 | 43 |
| ICICI Prudential Fixed Maturity Plan Series 80 – 1187 Days Plan G Direct Plan | 4,20,00,000 | 49 | 4,20,00,000 | 45 |
| ICICI Prudential Fixed Maturity Plan Series 80 – 1253 Days Plan J Direct Plan | 3,00,00,000 | 35 | 3,00,00,000 | 32 |
| IDFC Fixed Term Plan Series 129 Direct Plan – Growth 1147 Days | 1,00,00,000 | 12 | 1,00,00,000 | 11 |
| IDFC Fixed Term Plan Series 131 Direct Plan – Growth 1139 Days | 1,50,00,000 | 17 | 1,50,00,000 | 16 |
| Kotak FMP Series 199 Direct – Growth | 3,50,00,000 | 40 | 3,50,00,000 | 37 |
| Reliance Fixed Horizon Fund – XXXII Series 8 – Dividend Plan | 3,50,00,000 | 38 | 3,50,00,000 | 36 |
| Total investments in fixed maturity plan securities | 35,50,00,000 | 401 | 35,50,00,000 | 376 |

### 2.3.7 Details of investments in non-convertible debentures, government securities, certificates of deposit and commercial paper

The balances held in non-convertible debenture units as at March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore, except as otherwise stated

| Particulars | Face value ₹ | March 31, 2019 | | March 31, 2018 | |
|---|---|---|---|---|---|
| | | Units | Amount | Units | Amount |
| 7.48% Housing Development Finance Corporation Ltd 18NOV2019 | 1,00,00,000 | 50 | 51 | 50 | 51 |
| 7.58% LIC Housing Finance Ltd 28FEB2020 | 10,00,000 | 1,000 | 101 | 1,000 | 101 |
| 7.58% LIC Housing Finance Ltd 11JUN2020 | 10,00,000 | 500 | 51 | 500 | 52 |
| 7.59% LIC Housing Finance Ltd 14OCT2021 | 10,00,000 | 3,000 | 306 | 3,000 | 306 |
| 7.75% LIC Housing Finance Ltd 27AUG2021 | 10,00,000 | 1,250 | 127 | 1,250 | 129 |
| 7.79% LIC Housing Finance Ltd 19JUN2020 | 10,00,000 | 500 | 53 | 500 | 53 |
| 7.80% Housing Development Finance Corporation Ltd 11NOV2019 | 1,00,00,000 | 150 | 154 | 150 | 153 |
| 7.81% LIC Housing Finance Ltd 27APR2020 | 10,00,000 | 2,000 | 214 | 2,000 | 214 |
| 7.95% Housing Development Finance Corporation Ltd 23SEP2019 | 1,00,00,000 | 50 | 52 | 50 | 53 |
| 8.02% LIC Housing Finance Ltd 18FEB2020 | 10,00,000 | 500 | 51 | 500 | 50 |
| 8.26% Housing Development Finance Corporation Ltd 12AUG2019 | 1,00,00,000 | 100 | 105 | 100 | 105 |
| 8.34% Housing Development Finance Corporation Ltd 06MAR2019 | 1,00,00,000 | – | – | 200 | 215 |

| Particulars | Face value ₹ | March 31, 2019 | | March 31, 2018 | |
|---|---|---|---|---|---|
| | | Units | Amount | Units | Amount |
| 8.37% LIC Housing Finance Ltd 03OCT2019 | 10,00,000 | 2,000 | 216 | 2,000 | 216 |
| 8.37% LIC Housing Finance Ltd 10MAY2021 | 10,00,000 | 500 | 54 | 500 | 54 |
| 8.46% Housing Development Finance Corporation Ltd 11MAR2019 | 1,00,00,000 | – | – | 50 | 54 |
| 8.47% LIC Housing Finance Ltd 21JAN2020 | 10,00,000 | 500 | 51 | 500 | 51 |
| 8.49% Housing Development Finance Corporation Ltd 27APR2020 | 5,00,000 | 900 | 49 | – | – |
| 8.50% Housing Development Finance Corporation Ltd 31AUG2020 | 1,00,00,000 | 100 | 105 | 50 | 54 |
| 8.54% IDFC Bank Ltd 30MAY2018 | 10,00,000 | – | – | 1,500 | 194 |
| 8.59% Housing Development Finance Corporation Ltd 14JUN2019 | 1,00,00,000 | 50 | 51 | 50 | 51 |
| 8.60% LIC Housing Finance Ltd 29JUL2020 | 10,00,000 | 1,400 | 149 | 1,400 | 151 |
| 8.61% LIC Housing Finance Ltd 11DEC2019 | 10,00,000 | 1,000 | 103 | 1,000 | 104 |
| 8.66% IDFC Bank Ltd 25JUN2018 | 10,00,000 | – | – | 1,520 | 196 |
| 8.72% Housing Development Finance Corporation Ltd 15APR2019 | 1,00,00,000 | 75 | 75 | 75 | 76 |
| 8.75% Housing Development Finance Corporation Ltd 13JAN2020 | 500,000 | 5,000 | 256 | 5,000 | 256 |
| 8.75% LIC Housing Finance Ltd 14JAN2020 | 10,00,000 | 1,070 | 110 | 1,070 | 112 |
| 8.75% LIC Housing Finance Ltd 21DEC2020 | 10,00,000 | 1,000 | 101 | 1,000 | 102 |
| 8.97% LIC Housing Finance Ltd 29OCT2019 | 10,00,000 | 500 | 52 | 500 | 52 |
| 9.45% Housing Development Finance Corporation Ltd 21AUG2019 | 10,00,000 | 3,000 | 318 | 3,000 | 323 |
| 9.65% Housing Development Finance Corporation Ltd 19JAN2019 | 10,00,000 | – | – | 500 | 52 |
| Total investments in non-convertible debentures | | 26,195 | 2,955 | 29,015 | 3,580 |

The balances held in government securities as at March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore, except as otherwise stated

| Particulars | Face value ₹ | March 31, 2019 | | March 31, 2018 | |
|---|---|---|---|---|---|
| | | Units | Amount | Units | Amount |
| 7.17% Government of India 8JAN2028 | 10,000 | 6,75,000 | 672 | – | – |
| 7.95% Government of India 28AUG2032 | 10,000 | 50,000 | 52 | – | – |
| Total investments in government securities | | 7,25,000 | 724 | – | – |

The balances held in certificates of deposits as at March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore, except as otherwise stated

| Particulars | Face value ₹ | March 31, 2019 | | March 31, 2018 | |
|---|---|---|---|---|---|
| | | Units | Amount | Units | Amount |
| Axis Bank | 1,00,000 | 80,000 | 774 | 1,85,000 | 1,767 |
| HDFC Bank | 1,00,000 | – | – | 15,000 | 147 |
| ICICI Bank | 1,00,000 | 75,000 | 738 | 1,10,000 | 1,035 |
| IndusInd Bank | 1,00,000 | – | – | 1,35,000 | 1,272 |
| Kotak Bank | 1,00,000 | 50,000 | 486 | 70,000 | 680 |
| Vijaya Bank | 1,00,000 | 12,500 | 125 | – | – |
| Total investments in certificates of deposit | | 217,500 | 2,123 | 5,15,000 | 4,901 |

The balances held in commercial paper as at March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore, except as otherwise stated

| Particulars | Face value ₹ | March 31, 2019 | | March 31, 2018 | |
|---|---|---|---|---|---|
| | | Units | Amount | Units | Amount |
| LIC | 5,00,000 | 10,000 | 495 | 6,000 | 293 |
| Total investments in commercial paper | | 10,000 | 495 | 6,000 | 293 |

## 2.3.8 Assets held for sale

### Accounting policy

Non-current assets and disposal group are classified under 'Held for Sale' if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of 'Held for Sale' is met when the non-current asset or the disposal group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification under 'Held for Sale'. Non-current assets and disposal group held for sale are measured at the lower of carrying amount and fair value less cost to sell. Non-current assets and disposal group that ceases to be classified under 'Held for Sale' shall be measured at the lower of carrying amount before the non-current asset and disposal group was classified under 'Held for Sale' adjusted for any depreciation / amortization and its recoverable amount at the date when the disposal group no longer meets the 'Held for Sale' criteria.

In the three months ended March 2018, the Company had initiated identification and evaluation of potential buyers for the sale of its investment in subsidiaries, Kallidus and Skava (together referred to as "Skava") and Panaya. The investment in these subsidiaries was classified and presented separately under 'Held for Sale' and was carried at the lower of carrying value and fair value. Consequently, the Company has recognized a reduction in the fair value of investment amounting to ₹589 crore during the year ended March 31, 2018 in respect of Panaya in the standalone financial statements of Infosys. During the three months ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of investment amounting to ₹265 crore in respect of Panaya.

During the three months ended December 31, 2018, based on the evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that the investments in Panaya and Skava do not meet the criteria for 'Held for Sale' classification because it is no longer highly probable that the sale would be consummated by March 31, 2019 (12 months from the date of initial classification as 'Held for Sale') Accordingly, in accordance with Ind AS 105, *Non-current Assets Held for Sale and Discontinued Operations*, the investment in subsidiaries Panaya and Skava have been included in non-current investments line item in the *Standalone financial statements* as at March 31, 2019.

On reclassification from 'Held for Sale', the investment in subsidiaries, Panaya and Skava have been remeasured at the lower of cost and recoverable amount resulting in recognition of an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' of ₹469 crore in respect of Skava in the Standalone Statement of Profit and Loss for the year ended March 31, 2019

## 2.4 Loans

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Non-current | | |
| Unsecured, considered good | | |
| Other loans | | |
| Loans to employees | 16 | 19 |
| | 16 | 19 |
| Unsecured, considered doubtful | | |
| Other loans | | |
| Loans to employees | 18 | 12 |
| | 34 | 31 |
| *Less :* Allowance for doubtful loans to employees | 18 | 12 |
| Total non-current loans | 16 | 19 |
| Current | | |
| Loan receivables considered good – Unsecured | | |
| Loans to subsidiaries *(Refer to Note 2.23)* | 841 | 185 |
| Other loans | | |
| Loans to employees | 207 | 208 |
| Total current loans | 1,048 | 393 |
| Total loans | 1,064 | 412 |

## 2.5 Other financial assets

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Non-current | | |
| Security deposits[(1)] | 47 | 48 |
| Rental deposits[(1)] | 149 | 129 |
| Total non-current other financial assets | 196 | 177 |
| Current | | |
| Security deposits[(1)] | 1 | 2 |
| Rental deposits[(1)] | 3 | 6 |
| Restricted deposits[(1)*] | 1,531 | 1,415 |
| Unbilled revenues[(1)(5)#] | 1,541 | 3,573 |
| Interest accrued but not due[(1)] | 865 | 739 |
| Foreign currency forward and options contracts[(2)(3)] | 321 | 16 |
| Escrow and other deposits pertaining to buyback *(Refer to Note 2.10)*[(1)] | 257 | – |
| Others[(1)(4)] | 315 | 155 |
| Total current other financial assets | 4,834 | 5,906 |
| Total other financial assets | 5,030 | 6,083 |

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| (1) Financial assets carried at amortized cost | 4,709 | 6,067 |
| (2) Financial assets carried at fair value through other comprehensive income | 37 | 12 |
| (3) Financial assets carried at fair value through profit or loss | 284 | 4 |
| (4) Includes dues from subsidiaries *(Refer to Note 2.23)* | 34 | 40 |
| (5) Includes dues from subsidiaries *(Refer to Note 2.23)* | 51 | 32 |

* Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

# Classified as financial asset as right to consideration is unconditional upon passage of time

## 2.6 Trade receivables

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Current | | |
| Unsecured | | |
| Considered good[2] | 13,370 | 12,151 |
| Considered doubtful | 431 | 315 |
| | 13,801 | 12,466 |
| *Less:* Allowances for credit losses | 431 | 315 |
| Total trade receivables[1] | 13,370 | 12,151 |
| (1) Includes dues from companies where directors are interested | – | – |
| (2) Includes dues from subsidiaries *(Refer to Note 2.23)* | 325 | 335 |

## 2.7 Cash and cash equivalents

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Balances with banks | | |
| In current and deposit accounts | 10,957 | 10,789 |
| Cash on hand | – | – |
| Others | | |
| Deposits with financial institutions | 4,594 | 5,981 |
| Total cash and cash equivalents | 15,551 | 16,770 |
| Balances with banks in unpaid dividend accounts | 29 | 22 |
| Deposits with more than 12 months maturity | 6,048 | 6,187 |
| Balances with banks held as margin money deposits against guarantees | 114 | 353 |

Cash and cash equivalents as at March 31, 2019 and March 31, 2018 include restricted cash and bank balances of ₹ 143 crore and ₹ 375 crore, respectively. The restrictions are primarily on account of bank balances held as margin money deposits against guarantees.

The deposits maintained by the Company with banks and financial institutions comprise time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of cash and cash equivalents are as follows:

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| In current accounts | | |
| ANZ Bank, Taiwan | 1 | 9 |
| Bank of America, USA | 780 | 814 |
| Bank of Baroda, Mauritius | 1 | 1 |
| BNP Paribas Bank, Norway | 24 | 88 |
| Citibank N.A., Australia | 55 | 184 |
| Citibank N.A., Dubai | 5 | 5 |
| Citibank N.A., EEFC (US Dollar account) | 2 | 4 |
| Citibank N.A., Hungary | 1 | 6 |
| Citibank N.A., India | 2 | 3 |
| Citibank N.A., Japan | 22 | 18 |
| Citibank N.A., New Zealand | 3 | 8 |
| Citibank N.A., South Africa | 18 | 33 |
| Citibank N.A., South Korea | 17 | 2 |
| Deutsche Bank, Belgium | 6 | 27 |
| Deutsche Bank, EEFC (Australian Dollar account) | 3 | 2 |
| Deutsche Bank, EEFC (Euro account) | 19 | 14 |
| Deutsche Bank, EEFC (Swiss Franc account) | 5 | 2 |
| Deutsche Bank, EEFC (US Dollar account) | 212 | 27 |
| Deutsche Bank, EEFC (United Kingdom Pound Sterling account) | 6 | 8 |
| Deutsche Bank, France | 11 | 19 |
| Deutsche Bank, Germany | 57 | 70 |
| Deutsche Bank, India | 40 | 40 |
| Deutsche Bank, Malaysia | 1 | 5 |
| Deutsche Bank, Netherlands | 8 | 8 |
| Deutsche Bank, Philippines | 1 | 14 |
| Deutsche Bank, Russia | 3 | 3 |
| Deutsche Bank, Russia (US Dollar account) | – | 5 |
| Deutsche Bank, Singapore | 15 | 17 |
| Deutsche Bank, Spain | 1 | 1 |
| Deutsche Bank, Switzerland | 4 | 18 |
| Deutsche Bank, Switzerland (US Dollar Account) | 1 | – |
| Deutsche Bank, United Kingdom | 17 | 74 |
| HSBC Bank, Hong Kong | 1 | 2 |
| HSBC, India | 3 | – |
| ICICI Bank, EEFC (US Dollar account) | 18 | 5 |
| ICICI Bank, India | 24 | 33 |
| Nordbanken, Sweden | 21 | 26 |
| Punjab National Bank, India | 2 | 12 |
| Royal Bank of Canada, Canada | 28 | 9 |
| Splitska Banka D.D., Société Générale Group, Croatia | 14 | 8 |

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| State Bank of India, India | 2 | – |
| | 1,454 | 1,624 |
| In deposit accounts | | |
| Axis Bank | 700 | – |
| Barclays Bank | 500 | 200 |
| HDFC Bank | – | 2,423 |
| HSBC Bank | 200 | – |
| ICICI Bank | 3,060 | 3,467 |
| IDFC Bank | 2,100 | 1,500 |
| IndusInd Bank | 300 | 1,000 |
| Kotak Mahindra Bank | 500 | – |
| South Indian Bank | – | 200 |
| Standard Chartered Bank | 2,000 | – |
| | 9,360 | 8,790 |
| In unpaid dividend accounts | | |
| Axis Bank – Unpaid dividend account | 4 | 1 |
| HDFC Bank – Unpaid dividend account | – | 1 |
| ICICI Bank – Unpaid dividend account | 25 | 20 |
| | 29 | 22 |
| In margin money deposits against guarantees | | |
| Canara Bank | 45 | 151 |
| ICICI Bank | 69 | 202 |
| | 114 | 353 |
| Deposits with financial institution | | |
| HDFC Limited | 3,594 | 4,781 |
| LIC Housing Finance Limited | 1,000 | 1,200 |
| | 4,594 | 5,981 |
| Total cash and cash equivalents | 15,551 | 16,770 |

## 2.8 Other assets

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Non-current | | |
| Capital advances | 486 | 420 |
| Advances other than capital advance | | |
| Prepaid gratuity *(Refer to Note 2.20)* | 25 | 23 |
| Others | | |
| Prepaid expenses | 95 | 49 |
| Deferred contract cost | 226 | 262 |
| Withholding taxes and others | 908 | 1,407 |
| Total non-current other assets | 1,740 | 2,161 |
| Current | | |
| Advances other than capital advance | | |
| Payment to vendors for supply of goods | 94 | 103 |
| Others | | |
| Unbilled revenues[(2)] | 2,904 | – |
| Prepaid expenses[(1)] | 580 | 449 |
| Deferred contract cost | 52 | 44 |
| Withholding taxes and others | 1,290 | 843 |
| Total current other assets | 4,920 | 1,439 |
| Total other assets | 6,660 | 3,600 |
| (1) Includes dues from subsidiaries *(Refer to Note 2.23)* | 109 | 115 |

(2) Classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones

Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract. Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from the Government of India. Cenvat recoverable includes ₹503 crore which is pending adjudication. The Company expects these amounts to be sustainable on adjudication and recoverable on final resolution.

## 2.9 Financial instruments

### Accounting policy

### 2.9.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

### 2.9.2 Subsequent measurement

#### a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

### b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, *Financial Instruments*. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets / liabilities in this category are presented as current assets / current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedge instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedge reserve till the period the hedge was effective remains in cash flow hedge reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedge reserve is reclassified to net profit in the Statement of Profit and Loss.

### c. Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options and buyback of ordinary shares are recognized as a deduction from equity, net of any tax effects.

### 2.9.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

### 2.9.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to the Financial instruments by category table below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

### 2.9.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenues which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in the Statement of Profit and Loss.

## Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2019 is as follows:

in ₹ crore

| Particulars | Amortized cost | Financial assets / liabilities at fair value through profit or loss | | Financial assets / liabilities at fair value through OCI | | Total carrying value | Total fair value |
|---|---|---|---|---|---|---|---|
| | | Designated upon initial recognition | Mandatory | Equity instruments designated upon initial recognition | Mandatory | | |
| Assets | | | | | | | |
| Cash and cash equivalents *(Refer to Note 2.7)* | 15,551 | – | – | – | – | 15,551 | 15,551 |
| Investments *(Refer to Note 2.3)* | | | | | | | |
| Preference securities, equity instruments and others | – | – | 16 | 90 | – | 106 | 106 |
| Tax-free bonds and government bonds | 1,840 | – | – | – | – | 1,840 | 2,048[(2)] |
| Liquid mutual fund units | – | – | 1,701 | – | – | 1,701 | 1,701 |
| Redeemable, non-convertible debentures[(1)] | 1,445 | – | – | – | – | 1,445 | 1,445 |
| Fixed maturity plan securities | – | – | 401 | – | – | 401 | 401 |
| Commercial paper | – | – | – | – | 495 | 495 | 495 |
| Certificates of deposit | – | – | – | – | 2,123 | 2,123 | 2,123 |
| Non-convertible debentures | – | – | – | – | 2,955 | 2,955 | 2,955 |
| Government securities | – | – | – | – | 724 | 724 | 724 |
| Trade receivables *(Refer to Note 2.6)* | 13,370 | – | – | – | – | 13,370 | 13,370 |
| Loans *(Refer to Note 2.4)* | 1,064 | – | – | – | – | 1,064 | 1,064 |
| Other financial assets *(Refer to Note 2.5)*[(4)] | 4,709 | – | 284 | – | 37 | 5,030 | 4,948[(3)] |
| Total | 37,979 | – | 2,402 | 90 | 6,334 | 46,805 | 46,931 |
| Liabilities | | | | | | | |
| Trade payables *(Refer to Note 2.12)* | 1,604 | – | – | – | – | 1,604 | 1,604 |
| Other financial liabilities *(Refer to Note 2.11)* | 7,067 | – | 128 | – | 1 | 7,196 | 7,196 |
| Total | 8,671 | – | 128 | – | 1 | 8,800 | 8,800 |

(1) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates

(2) On account of fair value changes including interest accrued

(3) Excludes interest accrued on tax-free bonds

(4) Excludes unbilled revenue for fixed-price development contracts where right to consideration is conditional on factors other than passage of time

The carrying value and fair value of financial instruments by categories as at March 31, 2018 was as follows:

in ₹ crore

| Particulars | Amortized cost | Financial assets / liabilities at fair value through profit or loss | | Financial assets / liabilities at fair value through OCI | | Total carrying value | Total fair value |
|---|---|---|---|---|---|---|---|
| | | Designated upon initial recognition | Mandatory | Equity instruments designated upon initial recognition | Mandatory | | |
| Assets | | | | | | | |
| Cash and cash equivalents *(Refer to Note 2.7)* | 16,770 | – | – | – | – | 16,770 | 16,770 |
| Investments *(Refer to Note 2.3)* | | | | | | | |
| Preference securities, equity instruments and others | – | – | 7 | 117 | – | 124 | 124 |
| Tax-free bonds and government bonds | 1,832 | – | – | – | – | 1,832 | 2,079[(2)] |
| Redeemable, non-convertible debentures[(1)] | 1,780 | – | – | – | – | 1,780 | 1,780 |

| Particulars | Amortized cost | Financial assets / liabilities at fair value through profit or loss | | Financial assets / liabilities at fair value through OCI | | Total carrying value | Total fair value |
|---|---|---|---|---|---|---|---|
| | | Designated upon initial recognition | Mandatory | Equity instruments designated upon initial recognition | Mandatory | | |
| Fixed maturity plan securities | – | – | 376 | – | – | 376 | 376 |
| Certificates of deposit | – | – | – | – | 4,901 | 4,901 | 4,901 |
| Non-convertible debentures | – | – | – | – | 3,580 | 3,580 | 3,580 |
| Commercial paper | – | – | – | – | 293 | 293 | 293 |
| Trade receivables *(Refer to Note 2.6)* | 12,151 | – | – | – | – | 12,151 | 12,151 |
| Loans *(Refer to Note 2.4)* | 412 | – | – | – | – | 412 | 412 |
| Other financial assets *(Refer to Note 2.5)* | 6,067 | – | 4 | – | 12 | 6,083 | 6,001[3] |
| Total | 39,012 | – | 387 | 117 | 8,786 | 48,302 | 48,467 |
| Liabilities | | | | | | | |
| Trade payables *(Refer to Note 2.12)* | 738 | – | – | – | – | 738 | 738 |
| Other financial liabilities *(Refer to Note 2.11)* | 4,241 | – | 91 | – | 3 | 4,335 | 4,335 |
| Total | 4,979 | – | 91 | – | 3 | 5,073 | 5,073 |

(1) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates

(2) On account of fair value changes including interest accrued

(3) Excludes interest accrued on tax-free bonds

### Fair value hierarchy

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs)

The fair value hierarchy of assets and liabilities as at March 31, 2019 is as follows:

in ₹ crore

| Particulars | As at March 31, 2019 | Fair value measurement at end of the reporting period using | | |
|---|---|---|---|---|
| | | Level 1 | Level 2 | Level 3 |
| Assets | | | | |
| Investments in tax-free bonds *(Refer to Note 2.3)* | 2,036 | 1,765 | 271 | – |
| Investments in government bonds *(Refer to Note 2.3)* | 12 | 12 | – | – |
| Investments in liquid mutual fund units *(Refer to Note 2.3)* | 1,701 | 1,701 | – | – |
| Investments in equity instruments *(Refer to Note 2.3)* | 1 | – | – | 1 |
| Investments in preference securities *(Refer to Note 2.3)* | 89 | – | – | 89 |
| Investments in fixed maturity plan securities *(Refer to Note 2.3)* | 401 | – | 401 | – |
| Investments in certificates of deposit *(Refer to Note 2.3)* | 2,123 | – | 2,123 | – |
| Investments in commercial paper *(Refer to Note 2.3)* | 495 | – | 495 | – |
| Investments in non-convertible debentures *(Refer to Note 2.3)* | 2,955 | 1,612 | 1,343 | – |
| Investments in government securities *(Refer to Note 2.3)* | 724 | 724 | – | – |
| Other investments *(Refer to Note 2.3)* | 16 | – | – | 16 |
| Derivative financial instruments – Gain on outstanding foreign currency forward and options contracts *(Refer to Note 2.5)* | 321 | – | 321 | – |
| Liabilities | | | | |
| Derivative financial instruments – Loss on outstanding foreign currency forward and options contracts *(Refer to Note 2.11)* | 13 | – | 13 | – |
| Liability towards contingent consideration *(Refer to Note 2.11)*[1][2] | 116 | – | – | 116 |

(1) Pertains to contingent consideration payable to selling shareholders of WongDoody and Brilliant Basics Holding Limited as per the share purchase agreement

(2) Discount rate pertaining to contingent consideration ranges from 10% to 16%.

During the year ended March 31, 2019, tax-free bonds and non-convertible debentures of ₹336 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price, and ₹746 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2018 was as follows:

in ₹ crore

| Particulars | As at March 31, 2018 | Fair value measurement at end of the reporting period using | | |
|---|---|---|---|---|
| | | Level 1 | Level 2 | Level 3 |
| Assets | | | | |
| Investments in tax-free bonds *(Refer to Note 2.3)* | 2,078 | 1,806 | 272 | – |
| Investments in government bonds *(Refer to Note 2.3)* | 1 | 1 | – | – |
| Investments in equity instruments *(Refer to Note 2.3)* | 1 | – | – | 1 |
| Investments in preference securities *(Refer to Note 2.3)* | 116 | – | – | 116 |
| Investments in fixed maturity plan securities *(Refer to Note 2.3)* | 376 | – | 376 | – |
| Investments in certificates of deposit *(Refer to Note 2.3)* | 4,901 | – | 4,901 | – |
| Investments in non-convertible debentures *(Refer to Note 2.3)* | 3,580 | 2,493 | 1,087 | – |
| Investments in commercial paper *(Refer to Note 2.3)* | 293 | – | 293 | – |
| Other investments *(Refer to Note 2.3)* | 7 | – | – | 7 |
| Derivative financial instruments – Gain on outstanding foreign currency forward and options contracts *(Refer to Note 2.5)* | 16 | – | 16 | – |
| Liabilities | | | | |
| Derivative financial instruments - loss on outstanding foreign currency forward and options contracts *(Refer to Note 2.11)* | 40 | – | 40 | – |
| Liability towards contingent consideration *(Refer to Note 2.11)*(1)(2) | 54 | – | – | 54 |

(1) Pertains to contingent consideration payable to selling shareholders of Kallidus and Brilliant Basics Holding Limited as per the share purchase agreement

(2) Discounted ₹21 crore at 10%, pertaining to Brilliant Basics

During the year ended March 31, 2018, tax-free bonds and non-convertible debentures of ₹1,797 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price, and ₹743 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact on its value.

## Financial risk management

Financial risk factors: The Company's activities expose it to a variety of financial risks – market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk: The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the US and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company holds derivative financial instruments such as foreign exchange forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company's operations are adversely affected as the rupee appreciates / depreciates against these currencies.

The foreign currency risk from monetary assets and liabilities as at March 31, 2019 is as follows:

in ₹ crore

| Particulars | US Dollar | Euro | United Kingdom Pound Sterling | Australian Dollar | Other currencies | Total |
|---|---|---|---|---|---|---|
| Cash and cash equivalents | 1,013 | 102 | 23 | 58 | 185 | 1,381 |
| Trade receivables | 9,009 | 1,688 | 1,005 | 484 | 693 | 12,879 |
| Other financial assets, loans and other current assets | 3,617 | 815 | 280 | 259 | 997 | 5,968 |
| Trade payables | (645) | (99) | (201) | (77) | (52) | (1,074) |
| Other financial liabilities | (3,546) | (364) | (196) | (290) | (257) | (4,653) |
| Net assets / (liabilities) | 9,448 | 2,142 | 911 | 434 | 1,566 | 14,501 |

The foreign currency risk from monetary assets and liabilities as at March 31, 2018 was as follows:

in ₹ crore

| Particulars | US Dollar | Euro | United Kingdom Pound Sterling | Australian Dollar | Other currencies | Total |
|---|---|---|---|---|---|---|
| Cash and cash equivalents | 858 | 139 | 82 | 186 | 271 | 1,536 |
| Trade receivables | 7,776 | 1,522 | 871 | 743 | 550 | 11,462 |
| Other financials assets (including loans) | 2,196 | 597 | 335 | 159 | 305 | 3,592 |
| Trade payables | (312) | (60) | (168) | (36) | (22) | (598) |
| Other financial liabilities | (1,962) | (252) | (148) | (220) | (162) | (2,744) |
| Net assets / (liabilities) | 8,556 | 1,946 | 972 | 832 | 942 | 13,248 |

Sensitivity analysis between Indian rupee and US dollar:

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Impact on the Company's incremental operating margins | 0.48% | 0.52% |

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Company holds derivative financial instruments such as foreign currency forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and options contracts are as follows:

| Particulars | As at March 31, 2019 | | As at March 31, 2018 | |
|---|---|---|---|---|
| | In million | In ₹ crore | In million | In ₹ crore |
| Derivatives designated as cash flow hedges | | | | |
| Options contracts | | | | |
| In Australian Dollar | 120 | 588 | 60 | 300 |
| In Euro | 135 | 1,049 | 100 | 808 |
| In United Kingdom Pound Sterling | 25 | 226 | 20 | 184 |
| Other derivatives | | | | |
| Forward contracts | | | | |
| In Canadian Dollar | 13 | 68 | 20 | 99 |
| In Euro | 166 | 1,289 | 86 | 695 |
| In Japanese Yen | 550 | 34 | 550 | 34 |
| In New Zealand Dollar | 16 | 75 | 16 | 76 |
| In Norwegian Krone | 40 | 32 | 40 | 34 |
| In South African Rand | – | – | 25 | 14 |
| In Singapore Dollar | 140 | 716 | 5 | 25 |
| In Swedish Krona | 50 | 37 | 50 | 40 |
| In Swiss Franc | 25 | 172 | 21 | 146 |
| In US Dollar | 855 | 5,910 | 556 | 3,624 |
| In United Kingdom Pound Sterling | 70 | 634 | 45 | 415 |
| Options contracts | | | | |
| In Australian Dollar | 10 | 49 | 20 | 100 |
| In Canadian Dollar | 13 | 69 | – | – |
| In Euro | 60 | 466 | 45 | 363 |
| In Swiss Franc | 5 | 35 | 5 | 33 |
| In US Dollar | 433 | 2,995 | 320 | 2,086 |
| In United Kingdom Pound Sterling | 10 | 91 | 25 | 231 |
| Total forwards and options contracts | | 14,535 | | 9,307 |

The foreign exchange forward and options contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Not later than one month | 4,082 | 2,693 |
| Later than one month and not later than three months | 6,368 | 4,274 |
| Later than three months and not later than one year | 4,085 | 2,340 |
| Total | 14,535 | 9,307 |

During the year ended March 31, 2019, the Company has designated certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedge reserve as at March 31, 2019 are expected to occur and reclassified to the Statement of Profit and Loss within three months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Statement of Profit and Loss at the time of the hedge relationship rebalancing.

The reconciliation of cash flow hedge reserve for the years ended March 31, 2019 and March 31, 2018 is as follows:

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Gain / (loss) | | |
| Balance at the beginning of the year | – | 39 |
| Gain / (loss) recognized in other comprehensive income during the year | 118 | (93) |
| Amount reclassified to profit and loss during the year | (90) | 41 |
| Tax impact on above | (7) | 13 |
| Balance at the end of the year | 21 | – |

The Company offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

in ₹ crore

| Particulars | As at March 31, 2019 | | As at March 31, 2018 | |
|---|---|---|---|---|
| | Derivative financial asset | Derivative financial liability | Derivative financial asset | Derivative financial liability |
| Gross amount of recognized financial asset / liability | 323 | (15) | 20 | (44) |
| Amount set off | (2) | 2 | (4) | 4 |
| Net amount presented in the Balance Sheet | 321 | (13) | 16 | (40) |

### Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to ₹13,370 crore and ₹12,151 crore as at March 31, 2019 and March 31, 2018, respectively and unbilled revenue amounting to ₹4,445 crore and ₹3,573 crore as at March 31, 2019 and March 31, 2018, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the US. Credit risk has always been managed by the Company through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business. As per Ind AS 109, the Company uses expected credit loss model to assess the impairment loss or gain. The Company uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Company's historical experience for customers.

The details in respect of percentage of revenues generated from top customer and top-10 customers are as follows:

in %

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Revenue from top customer | 4.0 | 3.9 |
| Revenue from top-10 customers | 20.3 | 21.0 |

### Credit risk exposure

The allowance for lifetime expected credit loss on customer balances for the years ended March 31, 2019 and March 31, 2018 is ₹176 crore and ₹18 crore, respectively.

The movement in credit loss allowance is as follows:

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Balance at the beginning | 401 | 379 |
| Impairment loss recognized / (reversed) | 176 | 18 |
| Amounts written off | (67) | (3) |
| Translation differences | 11 | 7 |
| Balance at the end | 521 | 401 |

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, quoted bonds issued by government and quasi government organizations, non-convertible debentures issued by government aided institutions, certificates of deposit and commercial paper.

### Liquidity risk

The Company's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Company has no outstanding borrowings. The Company believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2019, the Company had a working capital of ₹30,793 crore including cash and cash equivalents of ₹15,551 crore and current investments of ₹6,077 crore. As at March 31, 2018, the Company had a working capital of ₹30,903 crore including cash and cash equivalents of ₹16,770 crore and current investments of ₹5,906 crore.

As at March 31, 2019 and March 31, 2018, the outstanding compensated absences were ₹1,411 crore and ₹1,260 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

Under the Company's ongoing buyback program, the maximum buyback size is ₹8,260 crore. The Company has bought back shares amounting to ₹797 crore (including transaction costs) till March 31, 2019 (refer to Note 2.10).

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2019 are as follows:

in ₹ crore

| Particulars | Less than 1 year | 1-2 years | 2-4 years | 4-7 years | Total |
|---|---|---|---|---|---|
| Trade payables | 1,604 | – | – | – | 1,604 |
| Other financial liabilities (excluding liability towards acquisition) *(Refer to Note 2.11)* | 7,067 | – | – | – | 7,067 |
| Liability towards acquisitions on an undiscounted basis (including contingent consideration) | 82 | 53 | – | – | 135 |

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2018 were as follows:

in ₹ crore

| Particulars | Less than 1 year | 1-2 years | 2-4 years | 4-7 years | Total |
|---|---|---|---|---|---|
| Trade payables | 738 | – | – | – | 738 |
| Other financial liabilities (excluding liability towards acquisition) *(Refer to Note 2.11)* | 4,241 | – | – | – | 4,241 |
| Liability towards acquisitions on an undiscounted basis (including contingent consideration) | 41 | 7 | 7 | – | 55 |

## 2.10 Equity

### Equity share capital

in ₹ crore, except as otherwise stated

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Authorized | | |
| Equity shares, ₹5 par value 480,00,00,000 (240,00,00,000) equity shares | 2,400 | 1,200 |
| Issued, Subscribed and Paid-Up | | |
| Equity shares, ₹5 par value 435,62,79,444 (218,41,14,257) equity shares fully paid-up[(1)] | 2,178 | 1,092 |
| | 2,178 | 1,092 |

(1) Refer to Note 2.21 for details of basic and diluted shares.

Note: Forfeited shares amounted to ₹1,500 (₹1,500)

The Company has only one class of shares referred to as equity shares having a par value of ₹5. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts.

In the period of five years immediately preceding March 31, 2019 :

The Company has allotted 2,18,41,91,490 fully-paid-up equity shares of face value ₹5 each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders through a postal ballot. The record date fixed by the Board of Directors was September 5, 2018. The bonus shares were issued by capitalization of profits transferred from general reserve. A bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one ADS for every ADS held, respectively, have been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

The Company has allotted 1,14,84,72,332 and 57,42,36,166 fully paid-up shares of face value ₹5 each during the quarter ended June 30, 2015 and December 31, 2014, pursuant to bonus issue approved by the shareholders through a postal ballot. For both the bonus issues, a bonus share of one equity share for every equity share held, and a stock dividend of one ADS for every ADS held, respectively, have been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan have been adjusted for bonus shares.

The bonus shares once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

Update on Capital Allocation Policy and buyback

In line with the Capital Allocation Policy announced in April 2018, the Board, at its meeting held on January 11, 2019, approved the following:

(a) A special dividend of ₹4 per equity share;
(b) A buyback of equity shares from the open market route through Indian stock exchanges of up to ₹8,260 crore (maximum buyback size) at a price not exceeding ₹800 per share (maximum buyback price) subject to shareholders' approval by way of a postal ballot.

    After the execution of the above, along with the special dividend (including dividend distribution tax) of ₹2,633 crore already paid in June 2018, the Company would complete the distribution of ₹13,000 crore, which was announced as part of its Capital Allocation Policy in April 2018.

The shareholders approved the proposal of buyback of equity shares recommended by its Board of Directors, at its meeting held on January 11, 2019 through the postal ballot that concluded on March 12, 2019. At the maximum buyback price of ₹800 per equity share and the maximum buyback size of ₹8,260 crore, the indicative maximum number of equity shares bought back would be 10,32,50,000 equity shares (maximum buyback shares) comprising approximately 2.36% of the paid-up equity share capital of the Company as of March 12, 2019 (the date of conclusion of postal ballot for approval for buyback).

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The Company will fund the buyback from its free reserves. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and is expected to be completed by September 2019. During fiscal 2019, 1,26,52,000 equity shares were purchased from the stock exchange which includes 18,18,000 shares which have been purchased but not extinguished as of March 31, 2019 and 36,36,000 shares which have been purchased but have not been settled and therefore not extinguished as of March 31, 2019. In accordance with Section 69 of the Companies Act, 2013, during the year ended March 31, 2019, the Company has created 'Capital Redemption Reserve' of ₹5 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buy back its fully-paid-up equity shares of face value of ₹5 each from the eligible equity shareholders of the Company for an amount not exceeding ₹13,000 crore. The shareholders approved the said proposal of buyback of equity shares through the postal ballot that concluded on October 7, 2017. The buyback offer comprised a purchase of 11,30,43,478 equity shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of ₹1,150 per equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the record date by cancelling ADSs and withdrawing underlying equity shares) of the Company as on the record date (i.e. November 1, 2017) on a proportionate basis through the 'tender offer' route. The Company concluded the buyback procedures on December 27, 2017 and 11,30,43,478 equity shares were extinguished. The Company has utilized its securities premium and general reserve for the buyback of its equity shares. In accordance with Section 69 of the Companies Act, 2013, the Company has created a 'Capital Redemption Reserve' of ₹56 crore equal to the nominal value of the shares bought back as an appropriation from general reserve during the year ended March 31, 2018.

The Company's objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2019, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure, there are no externally imposed capital requirements.

### Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as a credit against dividend distribution tax payable by Infosys Limited.

Effective fiscal 2018, the Company's policy is to pay out up to 70% of the free cash flow of the corresponding financial year in such manner (including by way of dividend and / or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under International Financial Reporting standards (IFRS). Dividend payout includes dividend distribution tax.

The amount of per share dividend recognized as distribution to equity shareholders is as follows:

in ₹

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Final dividend for fiscal 2018 | 10.25 | – |
| Special dividend for fiscal 2018 | 5.00 | – |
| Interim dividend for fiscal 2019 | 7.00 | – |
| Special dividend for fiscal 2019 | 4.00 | – |
| Final dividend for fiscal 2017 | – | 7.38 |
| Interim dividend for fiscal 2018 | – | 6.50 |

Note: Dividend per equity share disclosed in the above table represents dividends declared previously, retrospectively adjusted for the September 2018 bonus issue.

During the year ended March 31, 2019 on account of the final dividend for fiscal 2018, special dividend declared in fiscal 2018 and fiscal 2019 and interim dividend for fiscal 2019, the Company has incurred a net cash outflow of ₹13,761 crore inclusive of dividend distribution tax.

The Board of Directors, at its meeting on April 12, 2019, recommended a final dividend of ₹10.50 per equity share for the financial year ended March 31, 2019. This payment is subject to the approval of shareholders in the ensuing Annual General Meeting of the Company to be held on June 22, 2019 and if approved, would result in a net cash outflow of approximately ₹5,504 crore, including dividend distribution tax. The final dividend of ₹10.50 per equity share and the resultant expected cash outflow is based on the outstanding number of shares after considering shares bought back by the Company subsequent to the year ended March 31, 2019.

The details of shareholders holding more than 5% shares as at March 31, 2019 and March 31, 2018 are as follows:

| Name of the shareholder | As at March 31, 2019 | | As at March 31, 2018 | |
|---|---|---|---|---|
| | No. of shares | % held | No. of shares | % held |
| Deutsche Bank Trust Company Americas (Depository of ADRs – legal ownership) | 74,62,54,648 | 17.11 | 37,99,05,859 | 17.39 |
| Life Insurance Corporation of India | 25,43,32,376 | 5.83 | 14,95,14,017 | 6.85 |

The reconciliation of shares outstanding and the amount of share capital as at March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore, except as stated otherwise

| Particulars | As at March 31, 2019 | | As at March 31, 2018 | |
|---|---|---|---|---|
| | No. of shares | Amount | No. of shares | Amount |
| At the beginning of the year | 218,41,14,257 | 1,092 | 229,69,44,664 | 1,148 |
| *Add*: Shares issued on exercise of employee stock options – Before bonus issue | 77,233 | – | 213,071 | – |
| *Add*: Bonus shares issued | 218,41,91,490 | 1,092 | – | – |
| *Add*: Shares issued on exercise of employee stock options – After bonus issue | 548,464 | – | – | – |
| *Less*: Shares bought back[(1)(2)] | 12,652,000 | 6 | 11,30,43,478 | 56 |
| At the end of the period | 435,62,79,444 | 2,178 | 218,41,14,257 | 1,092 |

(1) Includes 18,18,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 and have not been extinguished as of March 31, 2019

(2) Includes 36,36,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 but have not been settled and therefore not extinguished as of March 31, 2019

### Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

### Securities premium

The amount received in excess of the par value has been classified as securities premium. Additionally, share-based compensation recognized in net profit in the Standalone Statement of Profit and Loss is credited to securities premium.

### Other components of equity

Other components of equity consist of currency translation, remeasurement of net defined benefit liability / asset, cumulative impact on reversal of unrealized gain on quoted debt securities on adoption of Ind AS 109, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

## Employee Stock Option Plan (ESOP)

### Accounting policy

The Company recognizes compensation expense relating to share-based payments in net profit using fair value in accordance with Ind AS 102, *Share-based Payment*. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance multiple awards with a corresponding increase to share options outstanding account.

2015 Stock Incentive Compensation Plan ("the 2015 Plan") (formerly 2011 RSU Plan): On March 31, 2016, pursuant to the approval by the shareholders through a postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will generally vest over a period of four years and the Company expects to grant the instruments under the 2015 Plan over the period of four to seven years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

Consequent to the September 2018 bonus issue, all outstanding options granted under the stock option plan have been adjusted for bonus shares. Unless otherwise stated, all the prior period share numbers, share prices and weighted average exercise prices in this note have been adjusted to give effect to the September 2018 bonus issue.

A controlled trust holds 2,03,24,982 and 1,08,01,956 shares (not adjusted for the September 2018 bonus issue) as at March 31, 2019 and March 31, 2018, respectively, under the 2015 Plan. Out of these shares, 2,00,000 and 1,00,000 equity shares (not adjusted for the September 2018 bonus issue) have been earmarked for welfare activities of the employees as at March 31, 2019 and March 31, 2018, respectively.

The summary of grants for the years ended March 31, 2019 and March 31, 2018 under the 2015 Plan is as follows:

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| RSUs | | |
| Salil Parekh, CEO & MD *(Refer to Note 1 below)* | 2,60,130 | 226,048 |
| U.B. Pravin Rao, COO & WTD | 68,250 | 54,500 |
| Dr. Vishal Sikka[1] | – | 5,40,448 |
| Other KMP | 3,47,150 | 5,46,200 |
| Employees other than KMP | 36,65,170 | 31,94,020 |
| | 43,40,700 | 45,61,216 |
| ESOPs | | |
| U.B. Pravin Rao, COO & WTD | – | 86,000 |
| Dr. Vishal Sikka[1] | – | 6,61,050 |
| Other KMP | – | 88,900 |
| Employees other than KMP | – | 1,47,200 |
| | – | 9,83,150 |
| Incentive units – cash-settled | | |
| Other employees | 74,090 | 1,00,080 |
| | 74,090 | 1,00,080 |
| Total grants | 44,14,790 | 56,44,446 |

Information in the table above is adjusted for the September 2018 bonus issue.

[1] Upon Dr. Vishal Sikka's resignation from his roles in the Company, the unvested RSUs and ESOPs have been forfeited.

### 1. Stock incentives granted to Salil Parekh, CEO & MD

Pursuant to the approval of the shareholders (vide postal ballot on February 20, 2018), Salil Parekh (CEO & MD) is eligible to receive under the 2015 Plan:

a) an annual grant of RSUs of fair value ₹3.25 crore, which will vest over time in three equal annual installments upon the completion of each year of service from the respective grant date,
b) a one-time grant of RSUs of fair value ₹9.75 crore, which will vest over time in two equal annual installments upon completion of each year of service from the grant date, and
c) annual grant of performance-based RSUs of fair value ₹13 crore, which will vest after completion of three years, the first of which concludes on March 31, 2021, subject to the achievement of performance targets set by the Board or its committee.

The Board, based on the recommendations of the nomination and remuneration committee, approved on February 27, 2018, the annual time-based grant for fiscal 2018 of 56,512 RSUs (adjusted for the September 2018 bonus issue) and the one-time time-based grant of 1,69,536 RSUs (adjusted for the September 2018 bonus issue). The grants were made effective February 27, 2018.

Further, the Board, based on the recommendations of the nomination and remuneration committee, granted 2,17,200 (adjusted for the September 2018 bonus issue) performance-based RSUs to Salil Parekh with an effective date of May 2, 2018. The grants would vest upon successful completion of three full fiscal years with the Company concluding on March 31, 2021 and will be determined based on the achievement of certain performance targets for the said three-year period.

The Board, based on the recommendations of the nomination and remuneration committee, approved on January 11, 2019, the annual time-based grant for fiscal 2019 of 42,930 RSUs. The grant was made effective February 1, 2019.

Though the annual time-based grants for the remaining employment term ending on March 31, 2023 have not been granted as of March 31, 2019, since the service commencement date precedes the grant date, the Company has recorded employment stock compensation expense in accordance with Ind AS 102, *Share-based Payment*.

The RSUs and stock options would vest generally over a period of four years and shall be exercisable within the period as approved by the committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

As at March 31, 2019 and March 31, 2018, incentive units outstanding (net of forfeitures) were 1,77,454 and 2,23,514 (adjusted for the September 2018 bonus issue), respectively.

The break-up of employee stock compensation expense is as follows:

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Granted to | | |
| KMP[2] | 33 | (13) |
| Employees other than KMP | 149 | 85 |
| Total[1] | 182 | 72 |
| [1] Cash-settled stock compensation expense included in the above | 2 | 1 |

[2] Included a reversal of stock compensation cost of ₹35 crore recorded during the three months ended September 30, 2017 towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation

The carrying value of liability towards cash settled share based payments was ₹9 crore and ₹6 crore as at March 31, 2019 and March 31, 2018, respectively.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share-based payment transactions is as follows:

| Particulars | Year ended March 31, 2019 | | Year ended March 31, 2018 | |
|---|---|---|---|---|
| | Shares arising out of options | Weighted average exercise price (₹) | Shares arising out of options | Weighted average exercise price (₹) |
| 2015 Plan : RSUs | | | | |
| Outstanding at the beginning | 75,00,818 | 2.50 | 59,22,746 | 2.50 |
| Granted | 43,40,700 | 3.84 | 45,61,216 | 2.50 |
| Exercised | 18,64,510 | 2.50 | 12,96,434 | 2.50 |
| Forfeited and expired | 7,95,810 | 2.61 | 16,86,710 | 2.50 |
| Outstanding at the end | 91,81,198 | 3.13 | 75,00,818 | 2.50 |
| Exercisable at the end | 235,256 | 2.50 | 48,410 | 2.50 |
| 2015 Plan : ESOPs | | | | |
| Outstanding at the beginning | 19,33,826 | 493 | 23,95,300 | 496 |
| Granted | – | – | 9,83,150 | 472 |
| Exercised | 1,17,350 | 515 | 1,04,824 | 492 |
| Forfeited and expired | 1,93,300 | 521 | 13,39,800 | 481 |
| Outstanding at the end | 16,23,176 | 516 | 19,33,826 | 493 |
| Exercisable at the end | 6,98,500 | 517 | 3,93,824 | 496 |

Information in the table above is adjusted for the September 2018 bonus issue.

During the years ended March 31, 2019 and March 31, 2018, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was ₹701 and ₹496 (adjusted for the September 2018 bonus issue), respectively.

The information about equity-settled RSUs and ESOPs outstanding as at March 31, 2019 is as follows:

| Range of exercise prices per share (₹) | Options outstanding | | |
|---|---|---|---|
| | No. of shares arising out of options | Weighted average remaining contractual life | Weighted average exercise price (₹) |
| 2015 Plan | | | |
| 0-5 (RSU) | 91,81,198 | 1.70 | 3.13 |
| 450-600 (ESOP) | 16,23,176 | 5.04 | 516 |
| | 1,08,04,374 | 2.20 | 80 |

Information in the table above is adjusted for the September 2018 bonus issue.

The information about equity-settled RSUs and ESOPs outstanding as at March 31, 2018 is as follows:

| Range of exercise prices per share (₹) | Options outstanding | | |
|---|---|---|---|
| | No. of shares arising out of options | Weighted average remaining contractual life | Weighted average exercise price (₹) |
| 2015 Plan | | | |
| 0-2.50 (RSU) | 75,00,818 | 1.89 | 2.50 |
| 450-600 (ESOP) | 19,33,826 | 6.60 | 493 |
| | 94,34,644 | 2.57 | 104 |

Information in the table above is adjusted for the September 2018 bonus issue.

The fair value of each equity-settled award is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

| Particulars | For options granted in fiscal 2019 | |
|---|---|---|
| | Equity shares-RSU | ADS-RSU |
| Weighted average share price (₹) / ($-ADS)[1] | 696 | 10.77 |
| Exercise price (₹) / ($-ADS)[1] | 3.31 | 0.06 |
| Expected volatility (%) | 21-25 | 22-26 |
| Expected life of the option (years) | 1-4 | 1-4 |
| Expected dividends (%) | 2.65 | 2.65 |
| Risk-free interest rate (%) | 7-8 | 2-3 |
| Weighted average fair value as on grant date (₹) / ($-ADS)[1] | 648 | 10.03 |

| Particulars | For options granted in fiscal 2018 | | | |
|---|---|---|---|---|
| | Equity Shares-RSU | Equity shares-ESOP | ADS-RSU | ADS-ESOP |
| Weighted average share price (₹) / ($-ADS)[1] | 572 | 461 | 8.31 | 7.32 |
| Exercise price (₹)/ ($-ADS)[1] | 2.50 | 459 | 0.04 | 7.33 |
| Expected volatility (%) | 20-25 | 25-28 | 21-26 | 25-31 |
| Expected life of the option (years) | 1-4 | 3-7 | 1-4 | 3-7 |
| Expected dividends (%) | 2.78 | 2.78 | 2.74 | 2.74 |
| Risk-free interest rate (%) | 6-7 | 6-7 | 1-2 | 1-2 |
| Weighted average fair value as on grant date (₹) / ($- ADS)[1] | 533 | 127 | 7.74 | 1.47 |

[1] Adjusted for the September 2018 bonus issue

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behavior of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

## 2.11 Other financial liabilities

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Non-current | | |
| Others | | |
| Compensated absences | 38 | 42 |
| Payable for acquisition of business – Contingent consideration | 41 | 13 |
| Total non-current other financial liabilities | 79 | 55 |
| Current | | |
| Unpaid dividends | 29 | 22 |
| Others | | |
| Accrued compensation to employees | 2,006 | 2,048 |
| Accrued expenses[1] | 2,310 | 1,776 |
| Retention monies | 60 | 63 |
| Payable for acquisition of business – Contingent consideration | 75 | 41 |
| Capital creditors | 653 | 148 |
| Financial liability relating to buyback *(Refer to Note 2.10)* | 1,202 | – |
| Compensated absences | 1,373 | 1,218 |
| Other payables[2] | 807 | 184 |
| Foreign currency forward and options contracts | 13 | 40 |
| Total current other financial liabilities | 8,528 | 5,540 |
| Total other financial liabilities | 8,607 | 5,595 |
| Financial liability carried at amortized cost | 7,067 | 4,241 |
| Financial liability carried at fair value through profit or loss | 128 | 91 |
| Financial liability carried at fair value through other comprehensive income | 1 | 3 |
| Contingent consideration on undiscounted basis | 135 | 55 |
| [1] Includes dues to subsidiaries *(Refer to Note 2.23)* | 6 | 9 |
| [2] Includes dues to subsidiaries *(Refer to Note 2.23)* | 13 | 19 |

In accordance with Ind AS 32, *Financial Instruments: Presentation*, the Company has recorded a financial liability of ₹1,202 crore for the obligation to acquire its own equity shares to the extent of standing instructions provided to its registered broker for the buyback as of March 31, 2019 (refer to Note 2.10). The financial liability is recognized at the present value of the maximum amount that the Company would be required to pay to the registered broker for buyback, with a corresponding debit in general reserve / retained earnings.

## 2.12 Trade payables

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Trade payables[(1)] | 1,604 | 738 |
| Total trade payables | 1,604 | 738 |
| [(1)] Includes dues to subsidiaries *(Refer to Note 2.23)* | 220 | 178 |

As at March 31, 2019 and March 31, 2018, there are no outstanding dues to Micro, Small and Medium Enterprises. There is no interest due or outstanding on the same. During the year ended March 31, 2019, an amount of ₹ 30 crore was paid beyond the appointed day as defined in the Micro, Small and Medium Enterprises Development Act 2006, which has been paid as of March 31, 2019.

## 2.13 Other liabilities

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Non-current | | |
| Others | | |
| Deferred income | 29 | 36 |
| Deferred rent | 140 | 117 |
| Total non-current other liabilities | 169 | 153 |
| Current | | |
| Unearned revenue | 2,094 | 1,887 |
| Client deposits | 19 | 32 |
| Others | | |
| Withholding taxes and others | 1,168 | 1,029 |
| Deferred rent | 54 | 24 |
| Total current other liabilities | 3,335 | 2,972 |
| Total other liabilities | 3,504 | 3,125 |

## 2.14 Provisions

### Accounting policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post-sales client support : The Company provides its clients with a fixed-period post-sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts : Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

### Provision for post-sales client support and others

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Current | | |
| Others | | |
| Post-sales client support and others | 505 | 436 |
| Total provisions | 505 | 436 |

The movement in the provision for post-sales client support and others is as follows :

in ₹ crore

| Particulars | Year ended March 31, 2019 |
|---|---|
| Balance at the beginning | 436 |
| Provision recognized / (reversed) | 141 |
| Provision utilized | (97) |
| Exchange difference | 25 |
| Balance at the end | 505 |

Provision for post-sales client support and others are expected to be utilized over a period of six months to one year.

## 2.15 Income taxes

### Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will

not be distributed in the foreseeable future. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to securities premium.

Income tax expense in the Statement of Profit and Loss comprises:

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Current taxes | 5,189 | 4,003 |
| Deferred taxes | 36 | (250) |
| Income tax expense | 5,225 | 3,753 |

During the quarter ended March 31, 2019, the Company entered into Advance Pricing Agreement (APA) in overseas jurisdictions resulting in a reversal of income tax expense of ₹94 crore which pertained to prior periods.

In December 2017, the Company had concluded an Advance Pricing Agreement (APA) with the US Internal Revenue Service (IRS) for the US branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company's US branch operations. In accordance with the APA, the Company had reversed income tax expense provision of US$ 225 million (₹1,432 crore) which pertained to previous periods which are no longer required. The Company had to pay an adjusted amount of US$ 223 million (approximately ₹1,424 crore) due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. The Company has paid US$ 215 million (₹1,455 crore).

Further, the Tax Cuts and Jobs Act (H.R. 1) was signed into law on December 22, 2017 ("US tax reforms"). The US tax reforms has reduced federal tax rates from 35% to 21% effective January 1, 2018, among other measures.

Additionally, income tax expense for the years ended March 31, 2019 and March 31, 2018 includes reversal (net of provisions) of ₹97 crore and ₹240 crore, respectively. These reversals pertain to prior periods on account of adjudication of certain disputed matters in favor of the Company across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is as follows:

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Profit before income taxes | 19,927 | 19,908 |
| Enacted tax rates in India | 34.94% | 34.61% |
| Computed expected tax expense | 6,963 | 6,890 |
| Tax effect due to non-taxable income for Indian tax purposes | (2,628) | (2,008) |
| Overseas taxes | 643 | 678 |
| Tax reversals, overseas and domestic | (144) | (1,566) |
| Effect of exempt non-operating income | (62) | (385) |
| Effect of non-deductible expenses | 376 | 299 |
| Branch profit tax | 25 | (209) |
| Others | 52 | 54 |
| Income tax expense | 5,225 | 3,753 |

The applicable Indian corporate statutory tax rate for the years ended March 31, 2019 and March 31, 2018 is 34.94% and 34.61%, respectively. The increase in the corporate statutory tax rate to 34.94% is consequent to changes made in the Finance Act, 2018.

The foreign tax expense is due to income taxes payable overseas, principally in the US. In India, the Company has benefited from certain income tax incentives that the Government of India had provided for export of software from the units registered under the Special Economic Zones Act (SEZs), 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for a further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income-tax Act, 1961.

Entire deferred income tax for the years ended March 31, 2019 and March 31, 2018, relates to origination and reversal of temporary differences except for a credit of ₹155 crore (on account of US tax reforms explained above), for the year ended March 31, 2018.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the US to the extent its US branch's net profit during the year is greater than the increase in the net assets of the US branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2019, Infosys' US branch net assets amounted to approximately ₹5,196 crore. As at March 31, 2019, the Company has a deferred tax liability for BPT of ₹201 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Other income for the years ended March 31, 2019 and March 31, 2018 includes interest on income tax refund of ₹50 crore and ₹257 crore respectively.

Deferred income tax liabilities have not been recognized on temporary differences amounting to ₹6,007 crore and ₹5,045 crore as at March 31, 2019 and March 31, 2018, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of ₹146 crore as at March 31, 2019 as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future.

The details of expiration of unused tax losses are as follows:

in ₹ crore

| Year | As at March 31, 2019 |
|---|---|
| 2020 | 144 |
| 2021 | 2 |
| Total | 146 |

The details of income tax assets and income tax liabilities as at March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Income tax assets | 6,293 | 5,710 |
| Current income tax liabilities | 1,458 | 1,976 |
| Net current income tax asset / (liability) at the end | 4,835 | 3,734 |

The movement in the gross current income tax asset / (liability) for the years ended March 31, 2019 and March 31, 2018 is as follows:

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Net current income tax asset / (liability) at the beginning | 3,734 | 1,692 |
| Income tax paid | 6,271 | 6,054 |
| Current income tax expense | (5,189) | (4,003) |
| Income tax benefit arising on exercise of stock options | 8 | – |
| Income tax on other comprehensive income | 6 | (16) |
| Tax impact on buyback expenses | 4 | – |
| Translation differences | 1 | 7 |
| Net current income tax asset / (liability) at the end | 4,835 | 3,734 |

The movement in gross deferred income tax assets and liabilities (before set-off) for the year ended March 31, 2019 is as follows:

in ₹ crore

| Particulars | Carrying value as at April 1, 2018 | Changes through profit and loss | Changes through OCI | Addition on account of business combination | Translation difference | Carrying value as at March 31, 2019 |
|---|---|---|---|---|---|---|
| Deferred income tax assets | | | | | | |
| Property, plant and equipment | 181 | 43 | – | – | (1) | 223 |
| Trade receivables | 129 | 35 | – | – | – | 164 |
| Compensated absences | 325 | 24 | – | – | – | 349 |
| Post-sales client support | 92 | 3 | – | – | – | 95 |
| Derivative financial instruments | 13 | (8) | – | – | (1) | 4 |
| Credits related to branch profits | 341 | (22) | – | – | 21 | 340 |
| Others | 55 | 29 | 7 | – | 2 | 93 |
| Total deferred income tax assets | 1,136 | 104 | 7 | – | 21 | 1,268 |
| Deferred income tax liabilities | | | | | | |
| Intangibles | – | – | – | – | – | – |
| Branch profit tax | (505) | (3) | – | – | (33) | (541) |
| Derivative financial instruments | (1) | (98) | (7) | – | – | (106) |
| Others | (7) | (39) | (3) | – | 1 | (48) |
| Total deferred income tax liabilities | (513) | (140) | (10) | – | (32) | (695) |

The movement in gross deferred income tax assets and liabilities (before set-off) for the year ended March 31, 2018 is as follows:

in ₹ crore

| Particulars | Carrying value as at April 1, 2017 | Changes through profit and loss | Changes through OCI | Addition on account of business combination | Translation difference | Carrying value as at March 31, 2018 |
|---|---|---|---|---|---|---|
| Deferred income tax assets | | | | | | |
| Property, plant and equipment | 107 | 75 | – | – | (1) | 181 |
| Computer software | 40 | (40) | – | – | – | – |
| Accrued compensation to employees | 35 | (35) | – | – | – | – |
| Trade receivables | 123 | 6 | – | – | – | 129 |
| Compensated absences | 336 | (11) | – | – | – | 325 |
| Post-sales client support | 93 | (1) | – | – | – | 92 |
| Derivative financial instruments | – | 13 | – | – | – | 13 |

| Particulars | Carrying value as at April 1, 2017 | Changes through profit and loss | Changes through OCI | Addition on account of business combination | Translation difference | Carrying value as at March 31, 2018 |
|---|---|---|---|---|---|---|
| Intangibles | – | (13) | – | 13 | – | – |
| Credits related to branch profits | – | 334 | – | – | 7 | 341 |
| Others | 32 | 23 | – | – | – | 55 |
| Total deferred income tax assets | 766 | 351 | – | 13 | 6 | 1,136 |
| Deferred income tax liabilities | | | | | | |
| Branch profit tax | (327) | (172) | – | – | (6) | (505) |
| Derivative financial instruments | (88) | 73 | 13 | – | 1 | (1) |
| Others | (5) | (2) | – | – | – | (7) |
| Total deferred income tax liabilities | (420) | (101) | 13 | – | (5) | (513) |

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Deferred income tax assets after set-off | 1,114 | 1,128 |
| Deferred income tax liabilities after set-off | 541 | 505 |

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

## 2.16 Revenue from operations

### Accounting policy

The Company derives revenues primarily from business IT services comprising of software development and related services, consulting and package implementation and from the licensing of software products and platforms across our core and digital offerings (together called as "software related services").

Effective April 1, 2018, the Company adopted Ind AS 115, *Revenue from Contracts with Customers,* using the cumulative catch-up transition method, applied to contracts that were not completed as of April 1, 2018. In accordance with the cumulative catch-up transition method, the comparatives have not been retrospectively adjusted. The following is a summary of new and / or revised significant accounting policies related to revenue recognition. Refer Note 1 "Significant Accounting Policies," in the Company's 2018 Annual Report for the policies in effect for revenue prior to April 1, 2018. The effect on adoption of Ind AS 115 was insignificant.

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services.

Arrangements with customers for software-related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last invoicing to the reporting date is recognized as unbilled revenue. Revenue from fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time and where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

Revenues in excess of invoicing are classified as contract assets (which we refer to as unbilled revenue) while invoicing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, the Company has applied the guidance in Ind AS 115, *Revenue from Contracts with Customers*, by applying the revenue recognition criteria for each distinct performance obligation. The arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Company has measured the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when

sold separately is the best evidence of its standalone selling price. In cases where the Company is unable to determine the standalone selling price, the Company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a "right to use" the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a "right to access" is recognized over the access period. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Company has applied the principles under Ind AS 115 to account for revenues from these performance obligations. When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the performance obligation is estimated using the expected cost plus margin approach. Where the license is required to be substantially customized as part of the implementation service, the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably over the period in which the services are rendered.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts / incentives to each of the underlying performance obligation that corresponds to the progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then the discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs.

Deferred contract costs are incremental costs of obtaining a contract which are recognized as assets and amortized over the term of the contract.

Contract modifications are accounted for when additions, deletions or changes are approved either to the contract scope or contract price. The accounting for modifications of contracts involves assessing whether the services added to an existing contract are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch-up basis, while those that are distinct are accounted for prospectively, either as a separate contract, if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price.

The Company presents revenues net of indirect taxes in its Statement of Profit and Loss.

Revenue from operations for the years ended March 31, 2019 and March 31, 2018 is as follows:

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Revenue from software services | 72,845 | 61,733 |
| Revenue from products and platforms | 262 | 208 |
| Total revenue from operations | 73,107 | 61,941 |

## Disaggregate revenue information

The table below presents disaggregated revenues from contracts with customers for the year ended March 31, 2019 by offerings and contract-type. The Company believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

in ₹ crore

| Particulars | Year ended March 31, 2019 |
|---|---|
| Revenue by offerings | |
| Core | 49,463 |
| Digital | 23,644 |
| Total | 73,107 |
| Revenues by contract type | |
| Fixed-price | 39,383 |
| Time-and-material | 33,724 |
| Total | 73,107 |

## Digital services

Digital services comprise service and solution offerings of the Company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage Artificial Intelligence-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cybersecurity systems.

## Core services

Core services comprise traditional offerings of the Company that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

### Products and platforms

The Company also derives revenues from the sale of products and platforms including Infosys NIA® – the Artificial Intelligence (AI) platform, which applies next-generation AI and machine learning.

### Trade receivables and contract balances

The Company classifies the right to consideration in exchange for deliverables as either a receivable or as unbilled revenue.

A receivable is a right to consideration that is unconditional upon passage of time. Revenue for time-and-material contracts are recognized as related service are performed. Revenue for fixed-price maintenance contracts is recognized on a straight-line basis over the period of the contract. Revenues in excess of billings is recorded as unbilled revenue and is classified as a financial asset for these cases as right to consideration is unconditional upon passage of time.

Revenue recognition for fixed-price development contracts is based on percentage-of-completion method. Invoicing to the clients is based on milestones as defined in the contract. This would result in the timing of revenue recognition being different from the timing of billing the customers. Unbilled revenue for fixed-price development contracts is classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivable and unbilled revenues are presented net of impairment in the Balance Sheet.

During the year ended March 31, 2019, the Company recognized revenue of ₹1,776 crore arising from opening unearned revenue as of April 1, 2018.

During the year ended March 31, 2019, ₹2,355 crore of unbilled revenue pertaining to fixed-price development contracts as of April 1, 2018 has been reclassified to trade receivables upon billing to customers on completion of milestones.

### Performance obligations and remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Company expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Company has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time-and-material basis. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2019, other than those meeting the exclusion criteria mentioned above, is ₹44,904 crore. Out of this, the Company expects to recognize revenue of around 50% within the next one year and the remaining thereafter. This includes contracts that can be terminated for convenience without a substantive penalty since, based on current assessment, the occurrence of the same is expected to be remote.

The impact on account of applying the erstwhile Ind AS 18, *Revenue* instead of Ind AS 115, *Revenue from Contracts with Customers* on the financials results of the Company for the year ended and as at March 31, 2019 is insignificant. On account of adoption of Ind AS 115, unbilled revenues of ₹2,904 crore as at March 31, 2019 has been considered as a non-financial asset.

## 2.17 Other income, net

### 2.17.1 Other income – Accounting policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain / loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

### 2.17.2 Foreign currency – Accounting policy

### Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

#### Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in net profit in the Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Effective April 1, 2018, the Company has adopted Appendix B to Ind AS 21, *Foreign Currency Transactions and Advance Consideration* which clarifies the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income when an entity has received or paid advance consideration in a foreign currency. The effect on account of adoption of this amendment was insignificant.

Other income for the years ended March 31, 2019 and March 31, 2018 is as follows:

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Interest income on financial assets carried at amortized cost | | |
| Tax-free bonds and government bonds | 137 | 138 |
| Deposits with bank and others | 1,276 | 1,540 |
| Interest income on financial assets fair valued through other comprehensive income | | |
| Non-convertible debentures, commercial paper, certificates of deposit and government securities | 581 | 642 |
| Income on investments carried at fair value through profit or loss | | |
| Dividend income on liquid mutual funds | 2 | 3 |
| Gain / (loss) on liquid mutual funds | 175 | 227 |
| Dividend income from subsidiaries | – | 846 |
| Write-down of investment in subsidiary *(Refer to Note 2.3)* | – | (122) |
| Exchange gains / (losses) on foreign currency forward and options contracts | 184 | (12) |
| Exchange gains / (losses) on translation of assets and liabilities | 144 | 265 |
| Miscellaneous income, net | 353 | 492 |
| Total other income | 2,852 | 4,019 |

## 2.18 Expenses

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Employee benefit expenses | | |
| Salaries including bonus | 37,185 | 31,618 |
| Contribution to provident and other funds | 797 | 695 |
| Share-based payments to employees *(Refer to Note 2.10)* | 182 | 72 |
| Staff welfare | 132 | 87 |
| | 38,296 | 32,472 |
| Cost of software packages and others | | |
| For own use | 793 | 774 |
| Third-party items bought for service delivery to clients | 853 | 496 |
| | 1,646 | 1,270 |
| Other expenses | | |
| Power and fuel | 171 | 162 |
| Brand and marketing | 406 | 247 |
| Operating lease payments | 339 | 328 |
| Rates and taxes | 110 | 116 |
| Repairs and maintenance | 1,051 | 902 |
| Consumables | 33 | 22 |
| Insurance | 55 | 47 |
| Provision for post-sales client support and others | (6) | 127 |
| Commission to non-whole-time directors | 7 | 9 |
| Impairment loss recognized / (reversed) under expected credit loss model | 184 | 24 |
| Auditor's remuneration | | |
| Statutory audit fees | 4 | 3 |
| Tax matters | 1 | 1 |
| Other services | – | – |
| Contributions towards corporate social responsibility | 245 | 142 |
| Others | 170 | 54 |
| | 2,770 | 2,184 |

## 2.19 Leases

### Accounting policy

Leases under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in net profit in the Statement of Profit and Loss over the lease term.

The lease rentals charged during the period are as follows:

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Lease rentals recognized during the period | 339 | 328 |

The obligations on long-term, non-cancellable operating leases payable as per the rentals stated in the respective agreements are as follows:

in ₹ crore

| Future minimum lease payable | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Not later than 1 year | 391 | 267 |
| Later than 1 year and not later than 5 years | 1,191 | 877 |
| Later than 5 years | 800 | 755 |

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend up to a maximum of 10 years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

## 2.20 Employee benefits

### Accounting policy

### 2.20.1 Gratuity

The Company provides for gratuity, a defined benefit retirement plan ("the Gratuity Plan") covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through remeasurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profit in the Statement of Profit and Loss.

### 2.20.2 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government-administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

### 2.20.3 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the plan beyond its monthly contributions, which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

### 2.20.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

### a. Gratuity

The funded status of the gratuity plans and the amounts recognized in the Company's financial statements as at March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Change in benefit obligations | | |
| Benefit obligations at the beginning | 1,028 | 979 |
| Service cost | 135 | 131 |
| Interest expense | 73 | 64 |
| Transfer of obligation | 1 | 4 |
| Remeasurements – Actuarial (gains) / losses | 31 | (57) |
| Benefits paid | (110) | (93) |
| Benefit obligations at the end | 1,158 | 1,028 |
| Change in plan assets | | |
| Fair value of plan assets at the beginning | 1,051 | 1035 |
| Interest income | 78 | 69 |
| Transfer of assets | 2 | 4 |
| Remeasurements – Return on plan assets excluding amounts included in interest income | 4 | 11 |
| Contributions | 158 | 25 |
| Benefits paid | (110) | (93) |
| Fair value of plan assets at the end | 1,183 | 1,051 |
| Funded status | 25 | 23 |

The amounts for the years ended March 31, 2019 and March 31, 2018 recognized in the Statement of Profit and Loss under employee benefit expense are as follows:

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Service cost | 135 | 131 |
| Net interest on the net defined benefit liability / (asset) | (5) | (5) |
| Net gratuity cost | 130 | 126 |

The amounts for the years ended March 31, 2019 and March 31, 2018 recognized in the statement of other comprehensive income are as follows:

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Remeasurements of the net defined benefit liability / (asset) | | |
| Actuarial (gains) / losses | 31 | (57) |
| (Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset) | (4) | (11) |
| | 27 | (68) |

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| (Gain) / loss from change in demographic assumptions | – | – |
| (Gain) / loss from change in financial assumptions | 26 | (36) |
| (Gain) / loss from change in experience assumptions | 5 | (21) |
| | 31 | (57) |

The weighted-average assumptions used to determine benefit obligations as at March 31, 2019 and March 31, 2018 are as follows:

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Discount rate | 7.1% | 7.5% |
| Weighted average rate of increase in compensation levels | 8.0% | 8.0% |

The weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31, 2019 and March 31, 2018 are follows:

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Discount rate | 7.5% | 6.9% |
| Weighted average rate of increase in compensation levels | 8.0% | 8.0% |
| Weighted average duration of defined benefit obligation | 5.9 years | 6.1 years |

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The discount rate is based on the government securities yield.

Sensitivity of significant assumptions used for valuation of defined benefit obligations:

in ₹ crore

| Impact from percentage point increase / decrease in | As at March 31, 2019 |
|---|---|
| Discount rate | 67 |
| Weighted average rate of increase in compensation level | 59 |

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. The sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust. As at March 31, 2019 and March 31, 2018, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for each of the years ended March 31, 2019 and March 31, 2018 was ₹82 crore and ₹80 crore, respectively.

The Company expects to contribute ₹140 crore to the gratuity trusts during the fiscal 2020.

Maturity profile of defined benefit obligation:

in ₹ crore

| | |
|---|---|
| Within 1 year | 158 |
| 1-2 year | 170 |
| 2-3 year | 181 |
| 3-4 year | 190 |
| 4-5 year | 204 |
| 5-10 years | 1,047 |

### b. Superannuation

The Company contributed ₹199 crore and ₹158 crore to the Superannuation trust during the years ended March 31, 2019 and March 31, 2018, respectively and the same has been recognized in the Statement of Profit and Loss account under the head employee benefit expense.

### c. Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the below provided assumptions there is no shortfall as at March 31, 2019 and March 31, 2018, respectively.

The details of fund and plan asset position are as follows:

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Benefit obligation at the period end | 5,989 | 5,160 |
| Net liability recognized in Balance Sheet | – | – |

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Government of India (GOI) bond yield | 7.10% | 7.50% |
| Remaining term to maturity of portfolio | 5.47 years | 5.9 years |
| Expected guaranteed interest rate | 8.65% | 8.55% |

The Company contributed ₹451 crore and ₹397 crore during the years ended March 31, 2019 and March 31, 2018, respectively and the same has been recognized in the Statement of Profit and Loss under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

Employee benefits cost include:

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Salaries and bonus[(1)(2)] | 37,516 | 31,791 |
| Defined contribution plans | 199 | 158 |
| Defined benefit plans | 581 | 523 |
| | 38,296 | 32,472 |

(1) Includes employee stock compensation expense of ₹182 crore and ₹72 crore for the years ended March 31, 2019 and March 31, 2018, respectively (refer to Note 2.10)

(2) Included in the above for the year ended March 31, 2018 is a reversal of stock compensation cost of ₹35 crore towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation (refer to Note 2.10)

## 2.21 Reconciliation of basic and diluted shares used in computing earning per share

### Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is as follows:

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Basic earnings per equity share – weighted average number of equity shares outstanding | 436,82,12,119 | 453,26,87,604 |
| Effect of dilutive common equivalent shares – share options outstanding | 22,00,229 | 20,97,638 |
| Diluted earnings per equity share – weighted average number of equity shares and common equivalent shares outstanding | 437,04,12,348 | 453,47,85,242 |

Information in the above table is adjusted for the September 2018 bonus issue (refer to Note 2.10).

For the years ended March 31, 2019 and March 31, 2018, the number of options to purchase equity shares that had an anti-dilutive effect are nil and 55,752 (adjusted for the September 2018 bonus issue), respectively.

## 2.22 Contingent liabilities and commitments

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Contingent liabilities | | |
| Claims against the Company, not acknowledged as debts[(1)] [Amount paid to statutory authorities ₹5,861 crore (₹6,486 crore)] | 2,947 | 4,627 |
| Commitments | | |
| Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits) | 1,653 | 1,405 |
| Other commitments* | 17 | 36 |

* Uncalled capital pertaining to investments

(1) As at March 31, 2019, claims against the Company not acknowledged as debts in respect of income tax matters amounted to ₹2,811 crore. These matters are pending before various appellate authorities and the Management, including its tax advisors, expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company's financial position and results of operations.

Amount paid to statutory authorities against the above tax claims amounted to ₹5,860 crore.

Subsequent to March 31, 2018, the Supreme Court of India ruled favorably in respect of certain income tax claims which have been given effect in the above disclosure of claims as of March 31, 2019.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company's management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company's results of operations or financial condition.

## 2.23 Related party transactions

### List of related parties

in %

| Name of subsidiaries | Country | Holdings as at March 31, | |
|---|---|---|---|
| | | 2019 | 2018 |
| Infosys Technologies (China) Co. Limited (Infosys China) | China | 100 | 100 |
| Infosys Technologies S. de R. L. de C. V. (Infosys Mexico) | Mexico | 100 | 100 |
| Infosys Technologies (Sweden) AB (Infosys Sweden) | Sweden | 100 | 100 |
| Infosys Technologies (Shanghai) Co Ltd (Infosys Shanghai) | China | 100 | 100 |
| Infosys Tecnologia do Brasil Ltda. (Infosys Brasil) | Brazil | 100 | 100 |
| Infosys Nova Holdings LLC. (Infosys Nova) | US | 100 | 100 |
| EdgeVerve Systems Limited (EdgeVerve) | India | 100 | 100 |
| Infosys Austria GmbH[1] *(formerly Lodestone Management Consultants GmbH)* | Austria | 100 | 100 |
| Skava Systems Private Limited (Skava Systems) | India | 100 | 100 |
| Kallidus Inc. (Kallidus) | US | 100 | 100 |
| Infosys Chile SpA[2] | Chile | 100 | – |
| Infosys Arabia Limited[3] | Saudi Arabia | 70 | 70 |
| Infosys Consulting Ltda.[3] | Brazil | 99.99 | 99.99 |
| Infosys CIS LLC[1][22] | Russia | – | – |
| Infosys Luxembourg S.à.r.l[1][17] | Luxembourg | 100 | – |
| Infosys Americas Inc., (Infosys Americas) | US | 100 | 100 |
| Infosys Technologies (Australia) Pty. Limited (Infosys Australia)[4] | Australia | 100 | 100 |
| Infosys Public Services, Inc. (Infosys Public Services) | US | 100 | 100 |
| Infosys Canada Public Services Inc[23] | Canada | – | – |
| Infosys Canada Public Services Ltd[24] | Canada | – | – |
| Infosys BPM Limited *(formerly Infosys BPO Limited)* | India | 99.98 | 99.98 |
| Infosys (Czech Republic) Limited s.r.o[5] | Czech Republic | 99.98 | 99.98 |
| Infosys Poland Sp. z o.o[5] | Poland | 99.98 | 99.98 |
| Infosys McCamish Systems LLC[5] | US | 99.98 | 99.98 |
| Portland Group Pty. Limited[5] | Australia | 99.98 | 99.98 |
| Infosys BPO Americas LLC[5] | US | 99.98 | 99.98 |
| Infosys Consulting Holding AG (Infosys Lodestone) | Switzerland | 100 | 100 |
| Lodestone Management Consultants Inc.[6][15] | US | – | 100 |
| Infosys Management Consulting Pty. Limited[6] | Australia | 100 | 100 |
| Infosys Consulting AG[6] | Switzerland | 100 | 100 |
| Infosys Consulting GmbH[6] | Germany | 100 | 100 |
| Infosys Consulting SAS[6] | France | 100 | 100 |
| Infosys Consulting s.r.o.[6] | Czech Republic | 100 | 100 |
| Infosys Consulting (Shanghai) Co. Ltd. *(formerly Lodestone Management Consultants Co., Ltd.)*[6] | China | 100 | 100 |
| Infy Consulting Company Limited[6] | UK | 100 | 100 |
| Infy Consulting B.V.[6] | The Netherlands | 100 | 100 |
| Infosys Consulting Sp. Z o.o[6] | Poland | 100 | 100 |
| Lodestone Management Consultants Portugal, Unipessoal, Lda[6] | Portugal | 100 | 100 |
| S.C. Infosys Consulting S.R.L.[1] | Romania | 100 | 100 |
| Infosys Consulting S.R.L.[6] | Argentina | 100 | 100 |
| Infosys Consulting (Belgium) NV *(formerly Lodestone Management Consultants (Belgium) S.A.)*[7] | Belgium | 99.90 | 99.90 |
| Panaya Inc. (Panaya) | US | 100 | 100 |
| Panaya Ltd.[8] | Israel | 100 | 100 |
| Panaya GmbH[8] | Germany | 100 | 100 |
| Panaya Japan Co. Ltd.[4][8] | Japan | 100 | 100 |
| Noah Consulting LLC (Noah)[9] | US | – | – |
| Noah Information Management Consulting Inc. (Noah Canada)[10] | Canada | – | – |
| Brilliant Basics Holdings Limited (Brilliant Basics)[11] | UK | 100 | 100 |
| Brilliant Basics Limited[12] | UK | 100 | 100 |
| Brilliant Basics (MENA) DMCC[12] | Dubai | 100 | 100 |

| Name of subsidiaries | Country | Holdings as at March 31, | |
|---|---|---|---|
| | | 2019 | 2018 |
| Infosys Consulting Pte Ltd. (Infosys Singapore)[1] | Singapore | 100 | 100 |
| Infosys Middle East FZ LLC[13] | Dubai | 100 | 100 |
| Fluido Oy[13][18] | Finland | 100 | – |
| Fluido Sweden AB (Extero)[19] | Sweden | 100 | – |
| Fluido Norway A/S[19] | Norway | 100 | – |
| Fluido Denmark A/S[19] | Denmark | 100 | – |
| Fluido Slovakia s.r.o[19] | Slovakia | 100 | – |
| Fluido Newco AB[19] | Sweden | 100 | – |
| Infosys Compaz Pte Ltd *(formerly Trusted Source Pte. Ltd)*[20] | Singapore | 60 | – |
| Infosys South Africa (Pty) Ltd[13][21] | South Africa | – | – |
| WongDoody Holding Company Inc. (WongDoody)[14] | US | 100 | – |
| WDW Communications, Inc[16] | US | 100 | – |
| WongDoody, Inc[16] | US | 100 | – |

(1) Wholly-owned subsidiary of Infosys Limited
(2) Incorporated effective November 20, 2017
(3) Majority-owned and controlled subsidiary of Infosys Limited
(4) Under liquidation
(5) Wholly-owned subsidiary of Infosys BPM
(6) Wholly-owned subsidiaries of Infosys Consulting Holding AG *(formerly Lodestone Holding AG)*
(7) Majority-owned and controlled subsidiaries of Infosys Consulting Holding AG *(formerly Lodestone Holding AG)*
(8) Wholly-owned subsidiary of Panaya Inc.
(9) Liquidated effective November 9, 2017
(10) Wholly-owned subsidiary of Noah. Liquidated effective December 20, 2017
(11) On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holding Limited.
(12) Wholly-owned subsidiary of Brilliant Basics Holding Limited.
(13) Wholly-owned subsidiary of Infosys Consulting Pte Ltd
(14) On May 22, 2018, Infosys acquired 100% of the voting interest in WongDoody.
(15) Liquidated effective May 4, 2018
(16) Wholly-owned subsidiary of WongDoody
(17) Incorporated effective August 6, 2018
(18) On October 11, 2018, Infosys Consulting Pte Ltd. acquired 100% of the voting interests in Fluido Oy and its subsidiaries.
(19) Wholly-owned subsidiary of Fluido Oy
(20) On November 16, 2018, Infosys Consulting Pte Ltd. acquired 60% of the voting interest in Infosys Compaz Pte Ltd
(21) Incorporated effective December 19, 2018
(22) Incorporated effective November 29, 2018
(23) Incorporated effective November 27, 2018, wholly-owned subsidiary Infosys Public Services Inc.
(24) Liquidated effective May 9, 2017, wholly-owned subsidiary Infosys Public Services Inc.

Infosys has provided guarantee for the performance of certain contracts entered into by its subsidiaries.

## Associate

During the year ended March 31, 2018, Infosys Nova has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to ₹71 crore. DWA Nova LLC has been liquidated effective November 17, 2017

### List of other related parties

| Particulars | Country | Nature of relationship |
|---|---|---|
| Infosys Limited Employees' Gratuity Fund Trust | India | Post-employment benefit plan of Infosys |
| Infosys Limited Employees' Provident Fund Trust | India | Post-employment benefit plan of Infosys |
| Infosys Limited Employees' Superannuation Fund Trust | India | Post-employment benefit plan of Infosys |
| Infosys Employees Welfare Trust | India | Controlled trust |
| Infosys Employee Benefits Trust | India | Controlled trust |
| Infosys Science Foundation | India | Controlled trust |

Refer to Note 2.20 for information on transactions with post-employment benefit plans mentioned above.

### List of Key Managerial Personnel (KMP)

#### Whole-time directors

- Salil Parekh appointed as Chief Executive Officer and Managing Director effective January 2, 2018. The appointment is for a term of five years with effect from January 2, 2018 to January 1, 2023 and the remuneration is approved by shareholders (vide postal ballot dated February 20, 2018).
- U.B. Pravin Rao, Chief Operating Officer appointed as Interim Chief Executive Officer and Managing Director effective August 18, 2017. Subsequently, he stepped down as the interim CEO & MD effective January 2, 2018 and will continue as Chief Operating Officer and a Whole-time Director of the Company.
- Dr. Vishal Sikka resigned as Chief Executive Officer and Managing Director effective August 18, 2017 and as Executive Vice Chairman effective August 24, 2017.

#### Non-whole-time directors

- Nandan M. Nilekani (appointed as Non-executive and Non-independent Chairman effective August 24, 2017)
- Michael Gibbs (appointed as Independent Director effective July 13, 2018)
- Ravi Venkatesan (resigned from his position as Co-Chairman effective August 24, 2017 and resigned as Member of the Board effective May 11, 2018)
- Kiran Mazumdar-Shaw
- Roopa Kudva
- Dr. Punita Kumar-Sinha
- D.N. Prahlad
- D. Sundaram (appointed effective July 14, 2017)
- Prof. Jeffrey Lehman, (resigned effective August 24, 2017)
- R. Seshasayee (resigned effective August 24, 2017)
- Prof. John Etchemendy (resigned effective August 24, 2017)

#### Executive Officers

| | |
|---|---|
| Nilanjan Roy<br>*(appointed as Chief Financial Officer effective March 1, 2019)* | M.D. Ranganath<br>*(resigned as Chief Financial Officer effective November 16, 2018)* |
| Ravi Kumar S.<br>*President and Deputy Chief Operating Officer* | Rajesh K. Murthy<br>*President (appointed effective October 13, 2016 and resigned effective January 31, 2018)* |
| Sandeep Dadlani<br>*President (resigned effective July 14, 2017)* | Mohit Joshi<br>*President* |
| Krishnamurthy Shankar<br>*Group Head – Human Resources and Infosys Leadership Institute* | Gopi Krishnan Radhakrishnan<br>*Acting General Counsel (resigned effective June 24, 2017)* |
| Inderpreet Sawhney<br>*Group General Counsel and Chief Compliance Officer (appointed as executive officer effective July 14, 2017)* | Jayesh Sanghrajka<br>*(appointed as Interim-Chief Financial Officer effective November 17, 2018. He resumed his responsibilities as Deputy Chief Financial Officer effective March 1, 2019)* |

#### Company Secretary

A.G.S. Manikantha

The details of amounts due to or due from related parties as at March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore

| Particulars | As at March 31, 2019 | As at March 31, 2018 |
|---|---|---|
| Investment in debentures | | |
| EdgeVerve[1] | 1,445 | 1,780 |
| | 1,445 | 1,780 |
| Trade receivables | | |
| EdgeVerve | 3 | – |
| Infosys China | 23 | 29 |
| Infosys Mexico | 3 | 4 |
| Infosys Brasil | 1 | 1 |
| Infosys BPM | 10 | 5 |
| Infy Consulting Company Ltd. | 13 | 77 |
| Infosys Public Services | 57 | 53 |
| Infosys Shanghai | 6 | 7 |
| Infosys Sweden | – | 1 |
| Kallidus | – | 13 |
| Infosys McCamish Systems LLC | 89 | 70 |
| Panaya Ltd | 115 | 75 |
| Infosys Compaz Pte. Ltd | 5 | – |
| | 325 | 335 |
| Loans | | |
| Infosys China[2] | 82 | 73 |
| Infosys Consulting Holding AG[3] | 89 | 104 |
| Brilliant Basics Holdings Limited[4] | 7 | 8 |
| Infosys Consulting Pte Ltd[5] | 663 | – |
| | 841 | 185 |
| Prepaid expense and other assets | | |
| Panaya Ltd. | 109 | 114 |
| Brilliant Basics Limited | – | 1 |
| | 109 | 115 |
| Other financial assets | | |
| Infosys BPM | 10 | 10 |
| Panaya Ltd. | 3 | 2 |
| Infosys Consulting GmbH | 2 | 1 |
| Infosys China | 2 | 2 |
| Infosys Shanghai | 1 | – |
| Infy Consulting Company Ltd. | 3 | 9 |
| Infosys Consulting AG | 1 | 1 |
| Infosys Public Services | 3 | 6 |
| Infosys Consulting Pte Ltd. | – | 1 |
| Kallidus | 2 | 1 |
| Infosys Consulting Ltda. | 1 | 1 |
| Skava Systems Pvt. Ltd. | 1 | 1 |
| Lodestone Management Consultants Co., Ltd | – | 1 |
| Infosys Brasil | 1 | – |
| EdgeVerve | – | 3 |
| Brilliant Basics Limited | 1 | – |
| Infosys Mexico | 1 | 1 |
| McCamish Systems LLC | 1 | – |
| Infosys Compaz Pte. Ltd | 1 | – |
| | 34 | 40 |

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Unbilled revenues | | |
| EdgeVerve | 40 | 32 |
| Kallidus | 11 | – |
| | 51 | 32 |
| Trade payables | | |
| Infosys China | 8 | 7 |
| Infosys BPM | 50 | 54 |
| Infosys (Czech Republic) Limited s.r.o | 6 | 3 |
| Infosys Mexico | 6 | 6 |
| Infosys Sweden | 3 | 5 |
| Infosys Shanghai | 6 | 6 |
| Infosys Management Consulting Pty. Limited | 9 | 8 |
| Infosys Consulting Pte Ltd. | 4 | 2 |
| Infy Consulting Company Limited | 87 | 67 |
| Infosys Brasil | 2 | 2 |
| Brilliant Basics Limited | 7 | 7 |
| Panaya Ltd. | 4 | 6 |
| Infosys Public Services | 4 | 2 |
| Kallidus | 2 | – |
| Portland Group Pty. Limited | 1 | – |
| Infosys Chile SpA | 1 | – |
| Infosys Middle East FZ-LLC | 12 | – |
| Infosys Poland Sp. z o.o | 1 | 3 |
| McCamish Systems LLC | 1 | – |
| WDW Communications, Inc. | 6 | – |
| | 220 | 178 |
| Other financial liabilities | | |
| Infosys BPM | 4 | 2 |
| Infosys Mexico | 2 | 1 |
| Infosys Public Services | – | 5 |
| Infosys China | 1 | 1 |
| Infosys Consulting GmbH | 5 | 1 |
| Infosys Middle East FZ-LLC | – | 8 |
| Infosys Consulting AG | 1 | 1 |
| | 13 | 19 |
| Accrued expenses | | |
| Infosys BPM | 6 | 9 |
| | 6 | 9 |

(1) At an interest rate of 8.39% per annum

(2) Interest at the rate of 6% per annum repayable on demand

(3) Interest at the rate of 2.5% per annum repayable on demand

(4) Interest at the rate of 3.5% per annum repayable on demand

(5) Interest at the rate of 3% per annum repayable on demand

| Particulars | Maximum amount outstanding during the year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Loans and advances in the nature of loans given to subsidiaries | | |
| Infosys China | 86 | 92 |
| Brilliant Basics | 8 | 8 |
| Infosys Consulting Pte Ltd. | 678 | – |
| Infosys Consulting Holding AG | 114 | 105 |

The details of the related parties transactions entered into by the Company for the years ended March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Capital transactions | | |
| Financing transactions | | |
| Equity | | |
| Infosys Consulting Brazil | 43 | – |
| WongDoody Holding Company Inc[1] | 261 | – |
| Infosys Chile SpA | 7 | – |
| Panaya Inc. | – | 38 |
| Brilliant Basics Holding Limited | 13 | 29 |
| Infosys Arabia Limited | – | 2 |
| Infosys China | – | 97 |
| Infosys Luxembourg S.à r.l. | 4 | – |
| Infosys Australia[3] | (33) | – |
| Infosys Shanghai | – | 74 |
| Infosys Brasil | 127 | – |
| S.C. Infosys Consulting S.R.L | 34 | – |
| | 456 | 240 |
| Debentures (net of repayment) | | |
| EdgeVerve | (335) | (349) |
| | (335) | (349) |
| Loans (net of repayment) | | |
| Infosys Consulting Holding AG | (20) | 99 |
| Brilliant Basics Holdings Limited | – | 7 |
| Infosys Consulting Pte Ltd. | 678 | – |
| | 658 | 106 |
| Revenue transactions | | |
| Purchase of services | | |
| Infosys China | 85 | 88 |
| Infosys Management Consulting Pty. Limited | 94 | 99 |
| Infy Consulting Company Limited | 857 | 729 |
| Infosys Consulting Pte Ltd. | 40 | 41 |
| Portland Group Pty. Limited | 16 | 9 |
| Infosys (Czech Republic) Limited s.r.o | 56 | 40 |
| Infosys BPM | 655 | 502 |
| Infosys Sweden | 52 | 56 |
| Infosys Shanghai | 74 | 65 |
| Infosys Mexico | 71 | 27 |
| Infosys Public Services | 39 | 22 |
| Panaya Ltd. | 94 | 84 |
| Infosys Brasil | 13 | 13 |
| Infosys Poland Sp. Z o.o | 29 | 14 |
| Kallidus | 51 | 7 |
| Brilliant Basics Limited | 74 | 24 |
| Brilliant Basics (MENA) DMCC | 3 | – |
| Infosys Chile SpA | 5 | – |
| Infosys Middle East FZ-LLC | 95 | 22 |
| Noah Consulting, LLC[2] | – | 91 |

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| McCamish Systems LLC | 7 | 3 |
| Noah Canada | – | 2 |
| WDW Communications, Inc. | 11 | – |
| WongDoody, Inc. | 2 | – |
| | 2,423 | 1,938 |
| Purchase of shared services including facilities and personnel | | |
| Brilliant Basics Limited | 7 | 1 |
| Infosys BPM | 3 | 21 |
| Kallidus Inc | – | 4 |
| Infosys Consulting AG | – | 1 |
| Infosys Mexico | – | 2 |
| WDW Communications, Inc. | 1 | – |
| | 11 | 29 |
| Interest income | | |
| Infosys China | 5 | 4 |
| Infosys Consulting Holding AG | 2 | 2 |
| Infosys Consulting Pte Ltd. | 6 | – |
| EdgeVerve | 141 | 156 |
| | 154 | 162 |
| Dividend Income | | |
| Infosys BPM | – | 846 |
| | – | 846 |
| Sale of services | | |
| Infosys China | 31 | 27 |
| Infosys Mexico | 20 | 22 |
| Infy Consulting Company Limited | 54 | 40 |
| Infosys Brasil | 6 | 5 |
| Infosys BPM | 101 | 70 |
| McCamish Systems LLC | 238 | 113 |
| Infosys Sweden | 3 | 11 |
| Infosys Shanghai | 8 | 7 |
| EdgeVerve | 469 | 407 |
| Kallidus Inc | – | 2 |
| Infosys Public Services | 766 | 628 |
| Infosys Compaz Pte Ltd | 13 | – |
| | 1,709 | 1,332 |
| Sale of shared services including facilities and personnel | | |
| EdgeVerve | 36 | 40 |
| Panaya Ltd. | 45 | 48 |
| Infosys Consulting SAS | – | 1 |
| Infy Consulting Company Limited | – | 3 |
| Infy Consulting B.V | – | 1 |
| Infosys BPM | 27 | 67 |
| Infosys Public Services | – | 2 |
| | 108 | 162 |

(1) Excludes contingent consideration

(2) Refer to Note 2.3

(3) Represents redemption of investment

### Transactions with KMP

The table below describes the related party transactions with the earlier-mentioned KMP which comprise directors and executive officers:

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Salaries and other employee benefits to whole-time directors and executive officers(1)(2)(3)(4)(5) | 96 | 48 |
| Commission and other benefits to non-executive / independent directors | 7 | 10 |
| Total | 103 | 58 |

(1) Total employee stock compensation expense for the year ended March 31, 2019 includes a charge of ₹33 crore, towards KMP and for the year ended March 31, 2018, includes a reversal of ₹13 crore recorded towards KMP. (Refer to Note 2.10)

(2) Includes reversal of stock compensation cost of ₹35 crore for the quarter ended September 30, 2017 towards forfeiture of stock incentive granted to Dr. Vishal Sikka upon his resignation (Refer to Note 2.10)

(3) On December 20, 2018, the Board appointed Nilanjan Roy as the Chief Financial Officer of the Company with effect from March 1, 2019.

(4) On December 2, 2017, the Board appointed Salil Parekh as the Chief Executive Officer and Managing Director of the Company with effect from January 2, 2018.

(5) On June 16, 2017, the Board appointed Inderpreet Sawhney as the Group General Counsel and Chief Compliance Officer of the Company with effect from July 3, 2017; The Board, at its meeting held on July 14, 2017, designated her as an Executive Officer with effect from the date of the meeting.

## 2.24 Corporate social responsibility

As per Section 135 of the Companies Act, 2013, a company, meeting the applicability threshold, needs to spend at least 2% of its average net profit for the immediately preceding three financial years on corporate social responsibility (CSR) activities. The areas for CSR activities are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation, environment sustainability, disaster relief and rural development projects. A CSR committee has been formed by the Company as per the Act. The funds were primarily allocated to a corpus and utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013.

a) Gross amount required to be spent by the Company during the year is ₹340 crore.

b) Amount spent during the year on:

in ₹ crore

| Particulars | In cash | Yet to be paid in cash | Total |
|---|---|---|---|
| 1. Construction / acquisition of any asset | 97 | – | 97 |
| 2. On purposes other than (1) above | 245 | – | 245 |

## 2.25 Segment reporting

The Company publishes this financial statement along with the consolidated financial statements. In accordance with Ind AS 108, *Operating Segments*, the Company has disclosed the segment information in the consolidated financial statements.

## 2.26 Function-wise classification of Statement of Profit and Loss

in ₹ crore

| Particulars | Note no. | Year ended March 31, | |
|---|---|---|---|
| | | 2019 | 2018 |
| Revenue from operations | 2.16 | 73,107 | 61,941 |
| Cost of sales | | 47,412 | 39,138 |
| Gross profit | | 25,695 | 22,803 |
| Operating expenses | | | |
| Selling and marketing expenses | | 3,661 | 2,763 |
| General and administration expenses | | 4,225 | 3,562 |
| Total operating expenses | | 7,886 | 6,325 |
| Operating profit | | 17,809 | 16,478 |
| Reduction in the fair value of assets held for sale | 2.3.8 | 265 | 589 |
| Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' | 2.3.8 | 469 | – |
| Other income, net | 2.17 | 2,852 | 4,019 |
| Profit before tax | | 19,927 | 19,908 |
| Tax expense | | | |
| Current tax | 2.15 | 5,189 | 4,003 |
| Deferred tax | 2.15 | 36 | (250) |
| Profit for the period | | 14,702 | 16,155 |
| Other comprehensive income | | | |
| Items that will not be reclassified subsequently to profit or loss | | | |
| Remeasurement of the net defined benefit liability / asset, net | 2.15 & 2.20 | (21) | 52 |
| Equity instruments through other comprehensive income, net | 2.3 & 2.15 | 78 | 7 |
| Items that will be reclassified subsequently to profit or loss | | | |
| Fair value changes on derivatives designated as cash flow hedge, net | 2.9 & 2.15 | 21 | (39) |
| Fair value changes on investments, net | 2.3 & 2.15 | 1 | 1 |
| Total other comprehensive income / (loss), net of tax | | 79 | 21 |
| Total comprehensive income for the year | | 14,781 | 16,176 |

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani
*Chairman*

Salil Parekh
*Chief Executive Officer and Managing Director*

U.B. Pravin Rao
*Chief Operating Officer and Whole-time Director*

Bengaluru
April 12, 2019

D. Sundaram
*Director*

Nilanjan Roy
*Chief Financial Officer*

A.G.S. Manikantha
*Company Secretary*

# Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2019

## Index

# Independent Auditors' Report

To The Members Of Infosys Limited

## Report on the Audit of the Consolidated Financial Statements

### Opinion

We have audited the accompanying consolidated financial statements of Infosys Limited ("the Company") and its subsidiaries (the Company and its subsidiaries together referred to as "the Group"), which comprise the Consolidated Balance Sheet as at March 31, 2019, the Consolidated Statement of Profit and Loss (including Other Comprehensive Income), the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the year ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as "the consolidated financial statements").

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid consolidated financial statements give the information required by the Companies Act, 2013 (the "Act") in the manner so required and give a true and fair view in conformity with Indian Accounting Standards prescribed under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended ("Ind AS") and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at March 31, 2019, the consolidated profit, consolidated total comprehensive income, consolidated changes in equity and its consolidated cash flows for the year ended on that date.

### Basis for Opinion

We conducted our audit of the consolidated financial statements in accordance with the Standards on Auditing (SAs) specified under section 143(10) of the Act (SAs). Our responsibilities under those Standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (ICAI) together with the independence requirements that are relevant to our audit of the consolidated financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI's Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

### Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

| Sr. No. | Key Audit Matter |
|---|---|
| 1 | *Accuracy of recognition, measurement,presentation and disclosures of revenues and other related balances in view of adoption of Ind AS 115 "Revenue from Contracts with Customers" (new revenue accounting standard)*<br>The application of the new revenue accounting standard involves certain key judgements relating to identification of distinct performance obligations, determination of transaction price of the identified performance obligations, the appropriateness of the basis used to measure revenue recognized over a period. Additionally, new revenue accounting standard contains disclosures which involves collation of information in respect of disaggregated revenue and periods over which the remaining performance obligations will be satisfied subsequent to the balance sheet date.<br>Refer to Notes 1.5a and 2.16 to the Consolidated Financial Statements |
| | Auditor's Response |
| | Principal Audit Procedures<br>We assessed the Group's process to identify the impact of adoption of the new revenue accounting standard.<br>Our audit approach consisted testing of the design and operating effectiveness of the internal controls and substantive testing as follows:<br>• Evaluated the design of internal controls relating to implementation of the new revenue accounting standard.<br>• Selected a sample of continuing and new contracts, and tested the operating effectiveness of the internal control, relating to identification of the distinct performance obligations and determination of transaction price. We carried out a combination of procedures involving enquiry and observation, reperformance and inspection of evidence in respect of operation of these controls.<br>• Tested the relevant information technology systems' access and change management controls relating to contracts and related information used in recording and disclosing revenue in accordance with the new revenue accounting standard.<br>• Selected a sample of continuing and new contracts and performed the following procedures:<br>– Read, analysed and identified the distinct performance obligations in these contracts.<br>– Compared these performance obligations with that identified and recorded by the Group.<br>– Samples in respect of revenue recorded for time and material contracts were tested using a combination of approved time sheets including customer acceptances, subsequent invoicing and historical trend of collections and disputes.<br>– In respect of samples relating to fixed-price contracts, progress towards satisfaction of performance obligation used to compute recorded revenue was verified with actual and estimated efforts from the time recording and budgeting systems. We also tested the access and change management controls relating to these systems.<br>– Sample of revenues disaggregated by type and service offerings was tested with the performance obligations specified in the underlying contracts.<br>– Performed analytical procedures for reasonableness of revenues disclosed by type and service offerings.<br>– We reviewed the collation of information and the logic of the report generated from the budgeting system used to prepare the disclosure relating to the periods over which the remaining performance obligations will be satisfied subsequent to the balance sheet date. |
| 2 | Key Audit Matter |
| | Accuracy of revenues and onerous obligations in respect of fixed-price contracts involves critical estimates<br>Estimated effort is a critical estimate to determine revenues and liability for onerous obligations. This estimate has a high inherent uncertainty as it requires consideration of progress of the contract, efforts incurred till date and efforts required to complete the remaining contract performance obligations.<br>Refer to Notes 1.5a and 2.16 to the Consolidated Financial Statements. |
| | Auditor's Response |
| | Principal Audit Procedures<br>Our audit approach was a combination of test of internal controls and substantive procedures which included the following:<br>• Evaluated the design of internal controls relating to recording of efforts incurred and estimation of efforts required to complete the performance obligations.<br>• Tested the access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred.<br>• Selected a sample of contracts and through inspection of evidence of performance of these controls, tested the operating effectiveness of the internal controls relating to efforts incurred and estimated. |

| | Auditor's Response |
|---|---|
| | • Selected a sample of contracts and performed a retrospective review of efforts incurred with estimated efforts to identify significant variations and verify whether those variations have been considered in estimating the remaining efforts to complete the contract.<br>• Reviewed a sample of contracts with unbilled revenues to identify possible delays in achieving milestones, which require change in estimated efforts to complete the remaining performance obligations.<br>• Performed analytical procedures and test of details for reasonableness of incurred and estimated efforts. |
| 3 | Key Audit Matter |
| | Evaluation of uncertain tax positions<br>The Group has material uncertain tax positions including matters under dispute which involves significant judgment to determine the possible outcome of these disputes.<br>Refer to Notes 1.5b, 2.15 and 2.22 to the Consolidated Financial Statements |
| | Auditor's Response |
| | Principal Audit Procedures<br>Obtained details of completed tax assessments and demands for the year ended March 31, 2019 from management. We involved our internal experts to challenge the management's underlying assumptions in estimating the tax provision and the possible outcome of the disputes. Our internal experts also considered legal precedence and other rulings in evaluating management's position on these uncertain tax positions. Additionally, we considered the effect of new information in respect of uncertain tax positions as at April 1, 2018 to evaluate whether any change was required to management's position on these uncertainties. |
| 4 | Key Audit Matter |
| | Recoverability of Indirect tax receivables<br>As at March 31, 2019, non-current assets in respect of withholding tax and others includes Cenvat recoverable amounting to ₹523 crores which are pending adjudication.<br>Refer to Note 2.9 to the Consolidated Financial Statements. |
| | Auditor's Response |
| | Principal Audit Procedures<br>We have involved our internal experts to review the nature of the amounts recoverable, the sustainability and the likelihood of recoverability upon final resolution. |

## Information Other than the Consolidated Financial Statements and Auditor's Report Thereon

The Company's Board of Directors is responsible for the preparation of the other information. The other information comprises the information included in the Management Discussion and Analysis, Board's Report including Annexures to Board's Report, Business Responsibility Report, Corporate Governance and Shareholder's Information, but does not include the consolidated financial statements and our auditor's report thereon

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

## Management's Responsibility for the Consolidated Financial Statements

The Company's Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to preparation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with the Ind AS and other accounting principles generally accepted in India . The respective Board of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the respective Board of Directors of the companies included in the Group are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are also responsible for overseeing the financial reporting process of the Group.

## Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also :

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company and its subsidiary companies which are companies incorporated in India, has adequate internal financial controls system in place and the operating effectiveness of such controls.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the consolidated financial statements.

Materiality is the magnitude of misstatements in the consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the financial statements.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

## Report on Other Legal and Regulatory Requirements

1. As required by Section 143(3) of the Act, based on our audit we report that:

   a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements.

   b) In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidated financial statements have been kept so far as it appears from our examination of those books.

   c) The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss (including Other Comprehensive Income), Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated financial statements.

   d) In our opinion, the aforesaid consolidated financial statements comply with the Ind AS specified under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014.

   e) On the basis of the written representations received from the directors of the Company as on March 31, 2019 taken on record by the Board of Directors of the Company and its subsidiaries incorporated in India and the reports of the statutory auditors of its subsidiary companies incorporated in India, none of the directors of the Group companies incorporated in India is disqualified as on March 31, 2019 from being appointed as a director in terms of Section 164 (2) of the Act.

   f) With respect to the adequacy of the internal financial controls over financial reporting and the operating effectiveness of such controls, refer to our separate Report in "Annexure A" which is based on the auditor's reports of the Company and its subsidiary companies incorporated in India. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of the internal financial control over financial reporting of those companies, for reasons stated therein.

   g) With respect to the other matters to be included in the Auditor's Report in accordance with the requirements of section 197(16) of the Act, as amended:

      In our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act.

   h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:

      i. The consolidated financial statements disclose impact of pending litigations on the consolidated financial position of the Group.

      ii. Provision has been made in the consolidated financial statements, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long term contracts including derivative contracts.

      iii There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company and its subsidiary companies incorporated in India.

For DELOITTE HASKINS & SELLS LLP
*Chartered Accountants*
(Firm Registration number: 117366W/W-100018)

Sd/-
P.R. Ramesh
*Partner*
(Membership number: 70928)

Bengaluru,
April 12, 2019

# Annexure "A" to the Independent Auditor's Report

(Referred to in paragraph 1 (f) under 'Report on Other Legal and Regulatory Requirements' section of our report to the Members of Infosys Limited of even date)

## Report on the Internal Financial Controls Over Financial Reporting under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 ("the Act")

In conjunction with our audit of the consolidated financial statements of the Company as of and for the year ended March 31, 2019, we have audited the internal financial controls over financial reporting of INFOSYS LIMITED (hereinafter referred to as "Company") and its subsidiary companies, which are companies incorporated in India, as of that date.

## Management's Responsibility for Internal Financial Controls

The Board of Directors of the Company and its subsidiary companies, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the respective Companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (" the ICAI"). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

## Auditor's Responsibility

Our responsibility is to express an opinion on the internal financial controls over financial reporting of the Company and its subsidiary companies, which are companies incorporated in India, based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") issued by the Institute of Chartered Accountants of India and the Standards on Auditing, prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls system over financial reporting of the Company and its subsidiary companies, which are companies incorporated in India.

## Meaning of Internal Financial Controls Over Financial Reporting

A company's internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls Over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

## Opinion

In our opinion and to the best of our information and according to the explanations given to us, the Company and its subsidiary companies, which are companies incorporated in India, have, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at March 31, 2019, based on the internal control over financial reporting criteria established by the respective companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India.

For DELOITTE HASKINS & SELLS LLP
*Chartered Accountants*
(Firm Registration number : 117366W/W-100018)

Sd/-
P.R. Ramesh
*Partner*
(Membership number : 70928)

Bengaluru,
April 12, 2019

# Consolidated Balance Sheet

in ₹ crore

| Particulars | Note no. | As at March 31, | |
|---|---|---|---|
| | | 2019 | 2018 |
| Assets | | | |
| Non-current assets | | | |
| Property, plant and equipment | 2.2 | 11,479 | 10,116 |
| Capital work-in-progress | | 1,388 | 1,606 |
| Goodwill | 2.3.1 | 3,540 | 2,211 |
| Other intangible assets | 2.3.2 | 691 | 247 |
| Investment in associate | 2.23 | – | – |
| Financial assets | | | |
| Investments | 2.4 | 4,634 | 5,756 |
| Loans | 2.5 | 19 | 36 |
| Other financial assets | 2.6 | 312 | 284 |
| Deferred tax assets (net) | 2.15 | 1,372 | 1,282 |
| Income tax assets (net) | 2.15 | 6,320 | 6,070 |
| Other non-current assets | 2.9 | 2,105 | 2,265 |
| Total non-current assets | | 31,860 | 29,873 |
| Current assets | | | |
| Financial assets | | | |
| Investments | 2.4 | 6,627 | 6,407 |
| Trade receivables | 2.7 | 14,827 | 13,142 |
| Cash and cash equivalents | 2.8 | 19,568 | 19,818 |
| Loans | 2.5 | 241 | 239 |
| Other financial assets | 2.6 | 5,505 | 6,684 |
| Income tax assets (net) | 2.15 | 423 | – |
| Other current assets | 2.9 | 5,687 | 1,667 |
| | | 52,878 | 47,957 |
| Assets held for sale | 2.1.2 | – | 2,060 |
| Total current assets | | 52,878 | 50,017 |
| Total assets | | 84,738 | 79,890 |
| Equity and Liabilities | | | |
| Equity | | | |
| Equity share capital | 2.11 | 2,170 | 1,088 |
| Other equity | | 62,778 | 63,835 |
| Total equity attributable to equity holders of the Company | | 64,948 | 64,923 |
| Non-controlling interests | | 58 | 1 |
| Total equity | | 65,006 | 64,924 |

## Consolidated Balance Sheet (contd.)

| Particulars | Note no. | As at March 31, 2019 | As at March 31, 2018 |
|---|---|---|---|
| Liabilities | | | |
| Non-current liabilities | | | |
| Financial liabilities | | | |
| Other financial liabilities | 2.12 | 147 | 61 |
| Deferred tax liabilities (net) | 2.15 | 672 | 541 |
| Other non-current liabilities | 2.13 | 275 | 259 |
| Total non-current liabilities | | 1,094 | 861 |
| Current liabilities | | | |
| Financial liabilities | | | |
| Trade payables | | 1,655 | 694 |
| Other financial liabilities | 2.12 | 10,452 | 6,946 |
| Other current liabilities | 2.13 | 4,388 | 3,606 |
| Provisions | 2.14 | 576 | 492 |
| Income tax liabilities (net) | 2.15 | 1,567 | 2,043 |
| | | 18,638 | 13,781 |
| Liabilities directly associated with assets held for sale | 2.1.2 | – | 324 |
| Total current liabilities | | 18,638 | 14,105 |
| Total equity and liabilities | | 84,738 | 79,890 |

The accompanying notes form an integral part of the *Consolidated financial statements*.
As per our report of even date attached

for Deloitte Haskins & Sells LLP
*Chartered Accountants*
Firm's Registration number : 117366W/ W-100018

for and on behalf of the Board of Directors of Infosys Limited

P.R. Ramesh
*Partner*
Membership number : 70928

Nandan M. Nilekani
*Chairman*

Salil Parekh
*Chief Executive Officer and Managing Director*

U.B. Pravin Rao
*Chief Operating Officer and Whole-time Director*

Bengaluru
April 12, 2019

D. Sundaram
*Director*

Nilanjan Roy
*Chief Financial Officer*

A.G.S. Manikantha
*Company Secretary*

# Consolidated Statement of Profit and Loss

in ₹ crore, except equity share and per equity share data

| Particulars | Note no. | Year ended March 31, | |
|---|---|---|---|
| | | 2019 | 2018 |
| Revenue from operations | 2.16 | 82,675 | 70,522 |
| Other income, net | 2.17 | 2,882 | 3,311 |
| Total income | | 85,557 | 73,833 |
| Expenses | | | |
| Employee benefit expenses | 2.18 | 45,315 | 38,893 |
| Cost of technical sub-contractors | | 6,033 | 4,297 |
| Travel expenses | | 2,433 | 1,995 |
| Cost of software packages and others | 2.18 | 2,553 | 1,870 |
| Communication expenses | | 471 | 489 |
| Consultancy and professional charges | | 1,324 | 1,043 |
| Depreciation and amortization expenses | 2.2 & 2.3.2 | 2,011 | 1,863 |
| Other expenses | 2.18 | 3,655 | 2,924 |
| Reduction in the fair value of the disposal group held for sale | 2.1.2 | 270 | 118 |
| Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' | 2.1.2 | 451 | – |
| Total expenses | | 64,516 | 53,492 |
| Profit before non-controlling interests / share in net profit / (loss) of associate | | 21,041 | 20,341 |
| Share in net profit / (loss) of associate, including impairment | 2.23 | – | (71) |
| Profit before tax | | 21,041 | 20,270 |
| Tax expense | | | |
| Current tax | 2.15 | 5,727 | 4,581 |
| Deferred tax | 2.15 | (96) | (340) |
| Profit for the year | | 15,410 | 16,029 |
| Other comprehensive income | | | |
| Items that will not be reclassified subsequently to profit or loss | | | |
| Remeasurement of the net defined benefit liability / asset, net | 2.20 & 2.15 | (22) | 55 |
| Equity instruments through other comprehensive income, net | 2.4 & 2.15 | 70 | 7 |
| | | 48 | 62 |
| Items that will be reclassified subsequently to profit or loss | | | |
| Fair value changes on derivatives designated as cash flow hedge, net | 2.10 & 2.15 | 21 | (39) |
| Exchange differences on translation of foreign operations | | 63 | 321 |
| Fair value changes on investments, net | 2.4 & 2.15 | 2 | (1) |
| | | 86 | 281 |
| Total other comprehensive income / (loss), net of tax | | 134 | 343 |
| Total comprehensive income for the year | | 15,544 | 16,372 |

| Particulars | Note no. | Year ended March 31, | |
|---|---|---|---|
| | | 2019 | 2018 |
| Profit attributable to | | | |
| Owners of the Company | | 15,404 | 16,029 |
| Non-controlling interests | | 6 | – |
| | | 15,410 | 16,029 |
| Total comprehensive income attributable to | | | |
| Owners of the Company | | 15,538 | 16,372 |
| Non-controlling interests | | 6 | – |
| | | 15,544 | 16,372 |
| Earnings per equity share | | | |
| Equity shares of par value ₹ 5 each | | | |
| Basic (₹) | | 35.44 | 35.53 |
| Diluted (₹) | | 35.38 | 35.50 |
| Weighted average equity shares used in computing earnings per equity share | 2.21 | | |
| Basic | | 434,71,30,157 | 451,06,64,644 |
| Diluted | | 435,34,20,772 | 451,51,47,740 |

The accompanying notes form an integral part of the *Consolidated financial statements*.
As per our report of even date attached

for Deloitte Haskins & Sells LLP
*Chartered Accountants*
Firm's Registration number : 117366W/ W-100018

P.R. Ramesh
*Partner*
Membership number : 70928

Bengaluru
April 12, 2019

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani
*Chairman*

Salil Parekh
*Chief Executive Officer and Managing Director*

U.B. Pravin Rao
*Chief Operating Officer and Whole-time Director*

D. Sundaram
*Director*

Nilanjan Roy
*Chief Financial Officer*

A.G.S. Manikantha
*Company Secretary*

# Consolidated Statement of Changes in Equity for the year ended March 31, 2018

in ₹ crore

| Particulars | Equity share capital[2] | Other equity | | | | | | | | | | | | Total equity attributable to equity holders of the Company | Non-controlling interest | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Reserves and surplus | | | | | | | | Other comprehensive income | | | | | | |
| | | Securities premium | Retained earnings | Capital reserve | General reserve | Share options outstanding account | Special Economic Zone Re-investment Reserve[3] | Other reserves[4] | Capital redemption reserve | Equity instruments through other comprehensive income | Exchange differences on translating the financial statements of a foreign operation | Effective portion of cash flow hedges | Other items of other comprehensive income / (loss) | | | |
| Balance as at April 1, 2017 | 1,144 | 2,216 | 52,882 | 54 | 12,135 | 120 | – | 5 | – | (5) | 458 | 39 | (66) | 68,982 | – | 68,982 |
| Changes in equity for the year ended March 31, 2018 | | | | | | | | | | | | | | | | |
| Profit for the year | – | – | 16,029 | – | – | – | – | – | – | – | – | – | – | 16,029 | – | 16,029 |
| Remeasurement of the net defined benefit liability / asset[1] *(Refer to Notes 2.20.1 and 2.15)* | – | – | – | – | – | – | – | – | – | – | – | – | 55 | 55 | – | 55 |
| Equity instruments through other comprehensive income[1] *(Refer to Note 2.4)* | – | – | – | – | – | – | – | – | – | 7 | – | – | – | 7 | – | 7 |
| Fair value changes on derivatives designated as cash flow hedge[1] *(Refer to Note 2.10)* | – | – | – | – | – | – | – | – | – | – | – | (39) | – | (39) | – | (39) |
| Exchange differences on translation of foreign operations | – | – | – | – | – | – | – | – | – | – | 321 | – | – | 321 | – | 321 |
| Fair value changes on investments[1] *(Refer to Note 2.4)* | – | – | – | – | – | – | – | – | – | – | – | – | (1) | (1) | – | (1) |
| Total comprehensive income for the year | – | – | 16,029 | – | – | – | – | – | – | 7 | 321 | (39) | 54 | 16,372 | – | 16,372 |
| Exercise of stock options *(Refer to Note 2.11)* | – | 67 | – | – | 2 | (69) | – | – | – | – | – | – | – | – | – | – |
| Dividends (including dividend distribution tax) | – | – | (7,469) | – | – | – | – | – | – | – | – | – | – | (7,469) | – | (7,469) |
| Non-controlling interests | – | – | – | – | – | – | – | – | – | – | – | – | – | – | 1 | 1 |

| Particulars | Equity share capital[2] | Other equity | | | | | | | | | | | | Total equity attributable to equity holders of the Company | Non-controlling interest | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Reserves and surplus | | | | | | | | Other comprehensive income | | | | | | |
| | | Securities premium | Retained earnings | Capital reserve | General reserve | Share options outstanding account | Special Economic Zone Re-investment Reserve[3] | Other reserves[4] | Capital redemption reserve | Equity instruments through other comprehensive income | Exchange differences on translating the financial statements of a foreign operation | Effective portion of cash flow hedges | Other items of other comprehensive income / (loss) | | | |
| Transfer to general reserve | – | – | (1,382) | – | 1,382 | – | – | – | – | – | – | – | – | – | – | – |
| Amount paid upon buyback *(Refer to Note 2.11 )* | (56) | (2,206) | – | – | (10,738) | – | – | – | – | – | – | – | – | (13,000) | – | (13,000) |
| Amount transferred to capital redemption reserve upon buyback *(Refer to Note 2.11)* | – | – | – | – | (56) | – | – | – | 56 | – | – | – | – | – | – | – |
| Transaction costs related to buyback[1] *(Refer to Note 2.11 )* | – | (46) | – | – | – | – | – | – | – | – | – | – | – | (46) | – | (46) |
| Transferred to Special Economic Zone Re-investment Reserve | – | – | (2,200) | – | – | – | 2,200 | – | – | – | – | – | – | – | – | – |
| Transferred from Special Economic Zone Re-investment Reserve on utilization | – | – | 617 | – | – | – | (617) | – | – | – | – | – | – | – | – | – |
| Share issued on exercise of stock options *(Refer to Note 2.11)* | – | 5 | – | – | – | – | – | – | – | – | – | – | – | 5 | – | 5 |
| Share-based payments to employees *(Refer to Note 2.11)* | – | – | – | – | – | 79 | – | – | – | – | – | – | – | 79 | – | 79 |
| Balance as at March 31, 2018 | 1,088 | 36 | 58,477 | 54 | 2,725 | 130 | 1,583 | 5 | 56 | 2 | 779 | – | (12) | 64,923 | 1 | 64,924 |

# Consolidated Statement of Changes in Equity for the year ended March 31, 2019

in ₹ crore

| Particulars | Equity share capital[2] | Other equity | | | | | | | | | | | | Total equity attributable to equity holders of the Company | Non-controlling interest | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Reserves and surplus | | | | | | | | Other comprehensive income | | | | | | |
| | | Securities premium | Retained earnings | Capital reserve | General reserve | Share options outstanding account | Special Economic Zone Re-investment Reserve[3] | Other reserves[4] | Capital redemption reserve | Equity instruments through other comprehensive income | Exchange differences on translating the financial statements of a foreign operation | Effective portion of cash flow hedges | Other items of other comprehensive income / (loss) | | | |
| Balance as at April 1, 2018 | 1,088 | 36 | 58,477 | 54 | 2,725 | 130 | 1,583 | 5 | 56 | 2 | 779 | – | (12) | 64,923 | 1 | 64,924 |
| Changes in equity for the year ended March 31, 2019 | | | | | | | | | | | | | | | | |
| Profit for the year | – | – | 15,404 | – | – | – | – | – | – | – | – | – | – | 15,404 | 6 | 15,410 |
| Remeasurement of the net defined benefit liability / asset[1] *(Refer to Notes 2.20.1 and 2.15)* | – | – | – | – | – | – | – | – | – | – | – | – | (22) | (22) | – | (22) |
| Equity instruments through other comprehensive income[1] *(Refer to Note 2.4)* | – | – | – | – | – | – | – | – | – | 70 | – | – | – | 70 | – | 70 |
| Fair value changes on derivatives designated as cash flow hedge[1] *(Refer to Note 2.10)* | – | – | – | – | – | – | – | – | – | – | – | 21 | – | 21 | – | 21 |
| Exchange differences on translation of foreign operations | – | – | – | – | – | – | – | – | – | – | 63 | – | – | 63 | – | 63 |
| Fair value changes on investments[1] *(Refer to Note 2.4)* | – | – | – | – | – | – | – | – | – | – | – | – | 2 | 2 | – | 2 |
| Total Comprehensive income for the year | – | – | 15,404 | – | – | – | – | – | – | 70 | 63 | 21 | (20) | 15,538 | 6 | 15,544 |
| Share-based payments to employees *(Refer to Note 2.11)* | – | – | – | – | – | 197 | – | – | – | – | – | – | – | 197 | – | 197 |
| Increase in Equity share capital on account of bonus issue *(Refer to Note 2.11)* | 1,088 | – | – | – | – | – | – | – | – | – | – | – | – | 1,088 | – | 1,088 |

| Particulars | Equity share capital [2] | Other equity | | | | | | | | | | | | Total equity attributable to equity holders of the Company | Non-controlling interest | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Reserves and surplus | | | | | | | | Other comprehensive income | | | | | | |
| | | Securities premium | Retained earnings | Capital reserve | General reserve | Share options outstanding account | Special Economic Zone Re-investment Reserve[3] | Other reserves[4] | Capital redemption reserve | Equity instruments through other comprehensive income | Exchange differences on translating the financial statements of a foreign operation | Effective portion of cash flow hedges | Other items of other comprehensive income / (loss) | | | |
| Shares issued on exercise of employee stock options – after bonus issue *(Refer to Note 2.11)* | – | 6 | – | – | – | – | – | – | – | – | – | – | – | 6 | – | 6 |
| Buyback of equity shares *(Refer to Notes 2.11 and 2.12)* | (6) | – | – | – | (1,994) | – | – | – | – | – | – | – | – | (2,000) | | (2,000) |
| Transaction costs relating to buyback[1] *(Refer to Note 2.11)* | – | – | – | – | (12) | – | – | – | – | – | – | – | – | (12) | – | (12) |
| Amount transferred to capital redemption reserve upon buyback *(Refer to Note 2.11)* | – | – | – | – | (5) | – | – | – | 5 | – | – | – | – | – | – | – |
| Amounts utilized for bonus issue *(Refer to Note 2.11)* | – | – | – | – | (1,088) | – | – | – | – | – | – | – | – | (1,088) | – | (1,088) |
| Exercise of stock options *(Refer to Note 2.11)* | – | 99 | – | – | – | (99) | – | – | – | – | – | – | – | – | – | – |
| Transfer on account of options not exercised | – | – | – | – | 1 | (1) | – | – | – | – | – | – | – | – | – | – |
| Income tax benefit arising on exercise of stock options | – | 8 | – | – | – | – | – | – | – | – | – | – | – | 8 | – | 8 |
| Amount transferred to other reserves | – | – | (1) | – | – | – | – | 1 | – | – | – | – | – | – | – | – |
| Dividends (including dividend distribution tax) | – | – | (13,712) | – | – | – | – | – | – | – | – | – | – | (13,712) | – | (13,712) |
| Non-controlling interests on acquisition of subsidiary *(Refer to Note 2.11)* | – | – | – | – | – | – | – | – | – | – | – | – | – | – | 51 | 51 |
| Transfer to general reserve | – | – | (1,615) | – | 1,615 | – | – | – | – | – | – | – | – | – | – | – |

| Particulars | Equity share capital [2] | Other equity | | | | | | | | | | | | Total equity attributable to equity holders of the Company | Non-controlling interest | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Reserves and surplus | | | | | | | | Other comprehensive income | | | | | | |
| | | Securities premium | Retained earnings | Capital reserve | General reserve | Share options outstanding account | Special Economic Zone Re-investment Reserve [3] | Other reserves [4] | Capital redemption reserve | Equity instruments through other comprehensive income | Exchange differences on translating the financial statements of a foreign operation | Effective portion of cash flow hedges | Other items of other comprehensive income / (loss) | | | |
| Transferred to Special Economic Zone Re-investment reserve | – | – | (2,417) | – | – | – | 2,417 | – | – | – | – | – | – | – | – | – |
| Transferred from Special Economic Zone Re-investment reserve on utilization | – | – | 1,430 | – | – | – | (1,430) | – | – | – | – | – | – | – | – | – |
| Balance as at March 31, 2019 | 2,170 | 149 | 57,566 | 54 | 1,242 | 227 | 2,570 | 6 | 61 | 72 | 842 | 21 | (32) | 64,948 | 58 | 65,006 |

(1) Net of tax

(2) Net of treasury shares

(3) The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Section 10AA(1)(ii) of Income-tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in the terms of the Section 10AA(2) of the Income-tax Act, 1961.

(4) Under the Swiss Code of Obligation, a few subsidiaries of Infosys Lodestone are required to appropriate a certain percentage of the annual profit to legal reserve, which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the *Consolidated financial statements*.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
*Chartered Accountants*
Firm's Registration number : 117366W/ W-100018

P.R. Ramesh
*Partner*
Membership number : 70928

Bengaluru
April 12, 2019

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani
*Chairman*

Salil Parekh
*Chief Executive Officer and Managing Director*

U.B. Pravin Rao
*Chief Operating Officer and Whole-time Director*

D. Sundaram
*Director*

Nilanjan Roy
*Chief Financial Officer*

A.G.S. Manikantha
*Company Secretary*

# Consolidated Statement of Cash Flows

## Accounting policy

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

in ₹ crore

| Particulars | Note no. | Year ended March 31, | |
|---|---|---|---|
| | | 2019 | 2018 |
| Cash flows from operating activities | | | |
| Profit for the year | | 15,410 | 16,029 |
| Adjustments to reconcile net profit to net cash provided by operating activities | | | |
| Income tax expense | 2.15 | 5,631 | 4,241 |
| Depreciation and amortization | 2.2 & 2.3.2 | 2,011 | 1,863 |
| Interest and dividend income | | (2,052) | (2,360) |
| Impairment loss recognized / (reversed) under expected credit loss model | | 239 | 34 |
| Exchange differences on translation of assets and liabilities | | 66 | 16 |
| Reduction in the fair value of the disposal group held for sale | 2.1.2 | 270 | 118 |
| Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' | 2.1.2 | 451 | – |
| Share in net profit / (loss) of associate, including impairment | | – | 71 |
| Stock compensation expense | 2.11 | 202 | 84 |
| Other adjustments | | (102) | (133) |
| Changes in assets and liabilities | | | |
| Trade receivables and unbilled revenue | | (2,881) | (1,523) |
| Loans, other financial assets and other assets | | (700) | (186) |
| Trade payables | | 916 | 328 |
| Other financial liabilities, other liabilities and provisions | | 2,212 | 1,465 |
| Cash generated from operations | | 21,673 | 20,047 |
| Income taxes paid | | (6,832) | (6,829) |
| Net cash generated by operating activities | | 14,841 | 13,218 |
| Cash flows from investing activities | | | |
| Expenditure on property, plant and equipment | | (2,445) | (1,998) |
| Loans to employees | | 14 | 28 |
| Deposits placed with corporation | | (24) | (130) |
| Interest and dividend received | | 1,557 | 1,768 |
| Payment towards acquisition of business, net of cash acquired | | (550) | (33) |
| Payment of contingent consideration pertaining to acquisition of business | | (18) | (27) |
| Advance payment towards acquisition of business | | (206) | – |
| Escrow and other deposits pertaining to buyback | 2.6 | (257) | – |
| Payments to acquire investments | | | |
| Preference and equity securities | | (21) | (23) |
| Tax-free bonds and government bonds | | (17) | (2) |
| Liquid mutual funds and fixed maturity plan securities | | (78,355) | (62,063) |
| Non-convertible debentures | | (160) | (104) |
| Certificates of deposit | | (2,393) | (6,653) |
| Government securities | | (838) | – |
| Commercial paper | | (491) | (291) |
| Others | | (19) | (23) |
| Proceeds on sale of financial assets | | | |
| Tax-free bonds and government bonds | | 1 | 15 |
| Non-convertible debentures | | 738 | 100 |
| Government securities | | 123 | – |
| Others | | 300 | – |
| Certificates of deposit | | 5,540 | 9,690 |
| Liquid mutual funds and fixed maturity plan securities | | 76,821 | 64,163 |

| Particulars | Note no. | Year ended March 31, | |
|---|---|---|---|
| | | 2019 | 2018 |
| Preference and equity securities | | 115 | 35 |
| Others | | 10 | – |
| Net cash from / (used in) investing activities | | (575) | 4,452 |
| Cash flows from financing activities | | | |
| Payment of dividends (including dividend distribution tax) | | (13,705) | (7,464) |
| Shares issued on exercise of employee stock options | | 6 | 5 |
| Buyback of equity shares including transaction cost | | (813) | (13,046) |
| Net cash used in financing activities | | (14,512) | (20,505) |
| Net increase / (decrease) in cash and cash equivalents | | (246) | (2,835) |
| Cash and cash equivalents at the beginning of the year | 2.8 | 19,871 | 22,625 |
| Effect of exchange rate changes on cash and cash equivalents | | (57) | 81 |
| Cash and cash equivalents at the end of the year | 2.8 | 19,568 | 19,871 |
| Supplementary information | | | |
| Restricted cash balance | 2.8 | 358 | 533 |

The accompanying notes form an integral part of the *Consolidated financial statements*.
As per our report of even date attached

for Deloitte Haskins & Sells LLP
*Chartered Accountants*
Firm's Registration number :
117366W/ W-100018

for and on behalf of the Board of Directors of Infosys Limited

P.R. Ramesh
*Partner*
Membership number : 70928

Nandan M. Nilekani
*Chairman*

Salil Parekh
*Chief Executive Officer and Managing Director*

U.B. Pravin Rao
*Chief Operating Officer and Whole-time Director*

Bengaluru
April 12, 2019

D. Sundaram
*Director*

Nilanjan Roy
*Chief Financial Officer*

A.G.S. Manikantha
*Company Secretary*

# Overview and notes to the consolidated financial statements

## 1. Overview

### 1.1 Company overview

Infosys Limited ("the Company" or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to execute strategies for their digital transformation. The strategic objective of Infosys is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. The strategy of the Company is to be a navigator for our clients as they ideate, plan and execute their journey to a digital future.

Infosys, together with its subsidiaries and controlled trusts, is hereinafter referred to as "the Group".

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Limited and National Stock Exchange of India Limited. The Company's American Depositary Shares (ADSs) representing equity shares are listed on the New York Stock Exchange (NYSE).

Further, the Company's ADSs were also listed on Euronext London and Euronext Paris. On July 5, 2018, the Company voluntarily delisted its ADSs from the said exchanges due to low average daily trading volume of its ADSs on these exchanges.

The Group's consolidated financial statements are approved for issue by the Company's Board of Directors on April 12, 2019.

### 1.2 Basis of preparation of financial statements

These consolidated financial statements are prepared in accordance with Indian Accounting Standards (Ind AS), under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ("the Act") (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the year-end figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year-end figures reported in this statement.

### 1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries, as disclosed in Note 2.23. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

### 1.4 Use of estimates and judgments

The preparation of the financial statements in conformity with Ind AS requires the Management to make estimates, judgments and assumptions. These estimates, judgements and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements of the period in which changes are made and, if material, their effects are disclosed in the notes to the *Consolidated financial statements*.

### 1.5 Critical accounting estimates

#### a. Revenue recognition

The Group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the Group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity.

Further, the Group uses significant judgments while determining the transaction price allocated to performance obligations using the expected cost plus margin approach.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

### b. Income taxes

The Company's two major tax jurisdictions are India and the US, though the Company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including the amount expected to be paid / recovered for uncertain tax positions. Also, refer to Notes 2.15 and 2.22.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

### c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, *Business Combinations*. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts (refer to Notes 2.1 and 2.3).

### d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (refer to Note 2.2).

### e. Impairment of goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of CGUs is determined based on the higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the CGU or groups of CGUs which are benefiting from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

Market-related information and estimates are used to determine the recoverable amount. Key assumptions on which the Management has based its determination of recoverable amount include estimated long-term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent the Management's best estimate about future developments (refer to Note 2.3).

### f. Non-current assets and disposal group held for sale

Assets and liabilities of disposal groups held for sale are measured at the lower of carrying amount and fair value less costs to sell. The determination of fair value less costs to sell includes use of the Management estimates and assumptions. The fair value of the disposal groups have been estimated using valuation techniques including income and market approach, which includes unobservable inputs.

Non-current assets and the disposal group that ceases to be classified under 'Held for Sale' shall be measured at the lower of the carrying amount before the non-current asset and disposal group were classified under 'Held for Sale' adjusted for any depreciation / amortization and its recoverable amount at the date when the disposal group no longer meets the 'Held for Sale' criteria. Recoverable amounts of assets reclassified from 'Held for Sale' have been estimated using the Management's assumptions which consist of significant unobservable inputs (refer to Note 2.1.2).

## 1.6 Recent accounting pronouncements

Ind AS 116, *Leases*: On March 30, 2019, the Ministry of Corporate Affairs has notified Ind AS 116, *Leases*. Ind AS 116 will replace the existing leases standard, Ind AS 17 Leases, and related interpretations. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. Ind AS 116 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the Statement of Profit and Loss. The standard also contains enhanced disclosure requirements for lessees. Ind AS 116 substantially carries forward the lessor accounting requirements in Ind AS 17.

The effective date for the adoption of Ind AS 116 is annual periods beginning on or after April 1, 2019. The standard permits two possible methods of transition:

- Full retrospective – Retrospectively to each prior period presented applying Ind AS 8, *Accounting Policies, Changes in Accounting Estimates and Errors*
- Modified retrospective – Retrospectively, with the cumulative effect of initially applying the standard recognized at the date of initial application

Under the modified retrospective approach, the lessee records the lease liability as the present value of the remaining lease payments, discounted at the incremental borrowing rate and the right of use asset either as:

- Its carrying amount as if the standard had been applied since the commencement date, but discounted at the lessee's incremental borrowing rate at the date of initial application, or

- An amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments related to that lease recognized under Ind AS 17 immediately before the date of initial application.

Certain practical expedients are available under both the methods.

On completion of evaluation of the effect of adoption of Ind AS 116, the Group is proposing to use the 'Modified Retrospective Approach' for transitioning to Ind AS 116, and take the cumulative adjustment to retained earnings, on the date of initial application (April 1, 2019). Accordingly, comparatives for the year ended March 31, 2019 will not be retrospectively adjusted. The Group has elected certain available practical expedients on transition.

The effect of adoption as on transition date would majorly result in an increase in right of use asset approximately by ₹2,300 crore, net investment in sub-lease approximately by ₹440 crore and an increase in lease liability approximately by ₹3,050 crore.

Ind AS 12, Appendix C, Uncertainty over Income Tax Treatments: On March 30, 2019, the Ministry of Corporate Affairs has notified Ind AS 12 Appendix C, Uncertainty over Income Tax Treatments, which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under Ind AS 12. According to the appendix, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

- Full retrospective approach – Under this approach, Appendix C will be applied retrospectively to each prior reporting period presented in accordance with Ind AS 8, *Accounting Policies, Changes in Accounting Estimates and Errors*, without using hindsight, and
- Retrospectively with cumulative effect of initially applying Appendix C recognized by adjusting equity on initial application, without adjusting comparatives.

The effective date for the adoption of Ind AS 12 Appendix C is annual periods beginning on or after April 1, 2019. The Group will adopt the standard on April 1, 2019 and has decided to adjust the cumulative effect in equity on the date of initial application i.e. April 1, 2019 without adjusting comparatives.

The effect on adoption of Ind AS 12 Appendix C would be insignificant in the consolidated financial statements.

Amendment to Ind AS 12, *Income taxes*: On March 30, 2019, the Ministry of Corporate Affairs issued amendments to the guidance in Ind AS 12, *Income Taxes*, in connection with accounting for dividend distribution taxes.

The amendment clarifies that an entity shall recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. Effective date for application of this amendment is annual period beginning on or after April 1, 2019. The Group is currently evaluating the effect of this amendment on the consolidated financial statements.

Amendment to Ind AS 19 – Plan amendment, curtailment or settlement: On March 30, 2019, the Ministry of Corporate Affairs issued amendments to Ind AS 19, *Employee Benefits*, in connection with accounting for plan amendments, curtailments and settlements.

The amendments require an entity:

- to use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement; and
- to recognize in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognized because of the impact of the asset ceiling.

Effective date for application of this amendment is annual period beginning on or after 1 April 2019. The Group does not have any impact on account of this amendment.

## 2.1 Business combinations and disposal group held for sale

### 2.1.1 Business combinations

#### Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, *Business Combinations*.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests' proportionate share of the acquiree's identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests' share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control are accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finder's fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

#### Brilliant Basics Holdings Limited

On September 8, 2017, Infosys acquired 100% voting interests in Brilliant Basics Holdings Limited, UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share

purchase agreement for a cash consideration of ₹29 crore, a contingent consideration of up to ₹20 crore and an additional consideration of up to ₹13 crore, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the Group at each anniversary.

The payment of contingent consideration to sellers of Brilliant Basics is dependent upon the achievement of certain financial targets by Brilliant Basics over a period of three years ending on March 2020.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Brilliant Basics on the achievement of certain financial targets. The key inputs used in determination of the fair value of contingent consideration are the discount rate of 10% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at March 31, 2019 is ₹14 crore.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on the Management's estimates and independent appraisal of fair values as follows:

in ₹ crore

| Component | Acquiree's carrying amount | Fair value adjustments | Purchase price allocated |
|---|---|---|---|
| Net assets[(1)] | 1 | – | 1 |
| Intangible assets – customer relationships | – | 12 | 12 |
| Deferred tax liabilities on intangible assets | – | (2) | (2) |
| | 1 | 10 | 11 |
| Goodwill | | | 35 |
| Total purchase price | | | 46 |

(1) Includes cash and cash equivalents acquired of ₹2 crore

The goodwill is not tax-deductible.

The gross amount of trade receivables acquired and its fair value is ₹3 crore and the amount has been substantially collected.

The fair value of each major class of consideration as at the acquisition date is as follows:

in ₹ crore

| Component | Consideration settled |
|---|---|
| Cash paid | 29 |
| Fair value of contingent consideration | 17 |
| Total purchase price | 46 |

The transaction costs of ₹2 crore related to the acquisition have been included in the Statement of Profit and Loss for the year ended March 31, 2018.

### WongDoody Holding Company Inc

On May 22, 2018, Infosys acquired 100% voting interests in WongDoody Holding Company Inc. (WongDoody), a US-based, full-service creative and consumer insights agency. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to US$ 75 million (approximately ₹514 crore on acquisition date), which includes a cash consideration of US$ 38 million (approximately ₹261 crore), a contingent consideration of up to US$ 28 million (approximately ₹192 crore on acquisition date) and an additional consideration of up to US$ 9 million (approximately ₹61 crore on acquisition date), referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the Group.

WongDoody, brings to Infosys its creative talent, and marketing and brand engagement expertise. Further, the acquisition is expected to strengthen Infosys' creative, branding and customer experience capabilities to bring innovative thinking, talent and creativity to clients.

The purchase price has been allocated based on the Management's estimates and independent appraisal of fair values as follows:

in ₹ crore

| Component | Acquiree's carrying amount | Fair value adjustments | Purchase price allocated |
|---|---|---|---|
| Net assets[(1)] | 37 | – | 37 |
| Intangible assets – customer relationships | – | 132 | 132 |
| Intangible assets – trade name | – | 8 | 8 |
| | 37 | 140 | 177 |
| Goodwill | | | 173 |
| Total purchase price | | | 350 |

(1) Includes cash and cash equivalents acquired of ₹51 crore

The goodwill is tax-deductible.

The fair value of each major class of consideration as at the acquisition date is as follows:

in ₹ crore

| Component | Consideration settled |
|---|---|
| Cash consideration | 261 |
| Fair value of contingent consideration | 89 |
| Total purchase price | 350 |

The gross amount of trade receivables acquired and its fair value is ₹12 crore and the amount has been fully collected.

The payment of contingent consideration to sellers of WongDoody is dependent upon the achievement of certain financial targets by WongDoody. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 16% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at March 31, 2019 is US$ 17 million (₹121 crore).

The transaction costs of ₹3 crore related to the acquisition have been included in the Statement of Profit and Loss for the year ended March 31, 2019.

## Infosys Compaz Pte Ltd. (formerly Trusted Source Pte. Ltd)

On November 16, 2018, Infosys Consulting Pte Ltd. (a wholly-owned subsidiary of Infosys Limited) acquired 60% stake in Infosys Compaz Pte Ltd, a Singapore-based IT services company. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to SGD 17 million (approximately ₹91 crore on acquisition date), which includes a cash consideration of SGD 10 million (approximately ₹54 crore) and a contingent consideration of up to SGD 7 million (approximately ₹37 crore on acquisition date).

The purchase price has been allocated based on the Management's estimates and independent appraisal of fair values as follows:

in ₹ crore

| Component | Acquiree's carrying amount | Fair value adjustments | Purchase price allocated |
|---|---|---|---|
| Net assets[1] | 92 | – | 92 |
| Intangible assets – Customer contracts and relationships | – | 44 | 44 |
| Deferred tax liabilities on intangible assets | – | (7) | (7) |
| | 92 | 37 | 129 |
| Non-controlling interests | | | (51) |
| Total purchase price | | | 78 |

[1] Includes cash and cash equivalents acquired of ₹65 crore.

The fair value of each major class of consideration as at the acquisition date is as follows:

in ₹ crore

| Component | Consideration settled |
|---|---|
| Cash consideration | 54 |
| Fair value of contingent consideration | 24 |
| Total purchase price | 78 |

The gross amount of trade receivables acquired and its fair value is ₹50 crore and the amount has been substantially collected.

The payment of contingent consideration to sellers of Infosys Compaz Pte Ltd is dependent upon the achievement of certain revenue targets by Infosys Compaz Pte Ltd. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 9% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at March 31, 2019 is SGD 7 million (₹36 crore).

The transaction costs of ₹3 crore related to the acquisition have been included in the Statement of Profit and Loss for the year ended March 31, 2019.

## Fluido Oy

On October 11, 2018, Infosys Consulting Pte Ltd. (a wholly-owned subsidiary of Infosys Limited) acquired 100% of voting interests in Fluido Oy (Fluido), a Nordic-based Salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of up to €65 million (approximately ₹560 crore), comprising cash a consideration of €45 million (approximately ₹388 crore), a contingent consideration of up to €12 million (approximately ₹103 crore) and retention payouts of up to €8 million (approximately ₹69 crore), payable to the employees of Fluido over the next three years, subject to their continuous employment with the Group.

Fluido brings to Infosys the salesforce expertise, alongside an agile delivery process that simplifies and scales digital efforts across channels and touchpoints. Further, Fluido strengthens Infosys' presence across the Nordic region with developed assets and client relationships. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on the Management's estimates and independent appraisal of fair values as follows:

in ₹ crore

| Component | Acquiree's carrying amount | Fair value adjustments | Purchase price allocated |
|---|---|---|---|
| Net assets[1] | 12 | – | 12 |
| Intangible assets – Customer contracts and relationships | – | 158 | 158 |
| Intangible assets – Salesforce Relationships | – | 62 | 62 |
| Intangible assets – Brand | – | 28 | 28 |
| Deferred tax liabilities on intangible assets | – | (52) | (52) |
| | 12 | 196 | 208 |
| Goodwill | | | 240 |
| Total purchase price | | | 448 |

[1] Includes cash and cash equivalents acquired of ₹28 crore.

The goodwill is not tax-deductible.

The fair value of each major class of consideration as of the acquisition date is as follows:

in ₹ crore

| Component | Consideration settled |
|---|---|
| Cash consideration | 388 |
| Fair value of contingent consideration | 60 |
| Total purchase price | 448 |

The gross amount of trade receivables acquired and its fair value is ₹27 crore and the amount has been fully collected.

The payment of contingent consideration to the sellers of Fluido is dependent upon the achievement of certain financial targets by Fluido. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 16% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at March 31, 2019 was €8 million (₹62 crore).

The transaction costs of ₹5 crore related to the acquisition have been included in the Consolidated Statement of Profit and Loss for the year ended March 31, 2019.

### Hitachi Procurement Service Co. Ltd

On April 1, 2019, Infosys Consulting Pte Ltd. (a wholly-owned subsidiary of Infosys Limited) acquired 81% voting interests in Hitachi Procurement Service Co., Ltd., (HIPUS), Japan, a wholly-owned subsidiary of Hitachi Ltd, Japan for a total cash consideration of JPY 3.29 billion (approximately ₹206 crore) on fulfilment of closing conditions. The Company has paid an advance of JPY 3.29 billion (approximately ₹206 crore) to Hitachi towards cash consideration on March 29, 2019. HIPUS handles indirect materials - purchasing functions for the Hitachi Group.

As of April 12, 2019 (i.e., the date of adoption of financial statements by the Board of Directors), the Company is in the process of finalizing the accounting for acquisition of HIPUS, including allocation of purchase consideration to identifiable assets and liabilities.

### Proposed acquisition

Stater N.V. : On March 28, 2019, Infosys Consulting Pte Ltd. (a wholly-owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire 75% of the shareholding in Stater N.V., a wholly-owned subsidiary of ABN AMRO Bank N.V., the Netherlands, for a consideration including base purchase price of up to € 127.5 million (approximately ₹990 crore) and customary closing adjustments, subject to regulatory approvals and fulfilment of closing conditions.

## 2.1.2. Disposal group held for sale

### Accounting policy

Non-current assets and disposal groups are classified under 'Held for Sale' if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of 'Held for Sale' is met when the non-current asset or the disposal group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification under 'Held for Sale'. Non-current assets and disposal groups held for sale are measured at the lower of carrying amount and fair value less cost to sell. Non-current assets and disposal groups that cease to be classified under 'Held for Sale' shall be measured at the lower of the carrying amount before the non-current asset and the disposal group were classified under 'Held for Sale' adjusted for any depreciation / amortization and its recoverable amount at the date when the disposal group no longer meets the 'Held for Sale' criteria.

In the three months ended March 2018, the Company had initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava") and Panaya, collectively referred to as "the disposal group". The disposal group was classified and presented separately as 'Held for Sale' and was carried at the lower of carrying value and fair value. Consequently, a reduction in the fair value of the disposal group held for sale amounting to ₹118 crore in respect of Panaya had been recognized in the Consolidated Statement of Profit and Loss for the year ended March 31, 2018. During the three months ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of the disposal group held for sale amounting to ₹270 crore in respect of Panaya.

During the three months ended December 31, 2018, based on the evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that the disposal group does not meet the criteria for 'Held for Sale' classification because it is no longer highly probable that the sale would be consummated by March 31, 2019 (12 months from date of initial classification under 'Held for Sale'). Accordingly, in accordance with Ind AS 105, *Non current Assets held for Sale and Discontinued Operations*, the assets and liabilities of Panaya and Skava have been included on a line-by-line basis in the consolidated financial statements for the year ended and as at March 31, 2019.

On reclassification from 'Held for Sale', the assets of Panaya and Skava have been remeasured at the lower of cost and recoverable amount resulting in recognition of an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' of ₹451 crore (comprising of ₹358 crore towards goodwill and ₹93 crore towards value of customer relationships) in respect of Skava in the Consolidated Statement of Profit and Loss for the year ended March 31, 2019.

## 2.2 Property, plant and equipment

### Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method.

The estimated useful lives of assets are as follows:

| | |
|---|---|
| Buildings[1] | 22-25 years |
| Plant and machinery[1][2] | 5 years |
| Office equipment | 5 years |
| Computer equipment[1] | 3-5 years |
| Furniture and fixtures[1] | 5 years |
| Vehicles[1] | 5 years |
| Leasehold improvements | Over lease term |

[1] Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act, 2013.

[2] Includes solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under 'Capital work-in-progress'. Subsequent expenditures relating to property, plant and equipment are capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Consolidated Statement of Profit and Loss.

## Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2019 are as follows:

in ₹ crore

| Particulars | Land – Freehold | Land – Leasehold | Buildings [(1)] | Plant and machinery | Office equipment | Computer equipment | Furniture & fixtures | Leasehold improvements | Vehicles | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| Gross carrying value as at April 1, 2018 | 1,229 | 673 | 8,130 | 2,306 | 1,002 | 4,884 | 1,393 | 531 | 31 | 20,179 |
| Additions | 78 | – | 916 | 462 | 136 | 1,129 | 254 | 209 | 9 | 3,193 |
| Additions – Business combination | – | – | – | 1 | 2 | 34 | 7 | 3 | – | 47 |
| Deletions | – | (68) | (116) | (60) | (40) | (239) | (40) | (21) | (2) | (586) |
| Reclassified from assets held for sale *(Refer to Note 2.1.2)* | – | – | – | 1 | 2 | 40 | 8 | 17 | – | 68 |
| Translation difference | – | – | (4) | (1) | (1) | (2) | (2) | – | – | (10) |
| Gross carrying value as at March 31, 2019 | 1,307 | 605 | 8,926 | 2,709 | 1,101 | 5,846 | 1,620 | 739 | 38 | 22,891 |
| Accumulated depreciation as at April 1, 2018 | – | (31) | (2,719) | (1,597) | (719) | (3,632) | (1,017) | (330) | (18) | (10,063) |
| Depreciation | – | (5) | (313) | (293) | (125) | (766) | (185) | (89) | (6) | (1,782) |
| Accumulated depreciation on deletions | – | 3 | 103 | 50 | 32 | 229 | 36 | 20 | 2 | 475 |
| Reclassified from assets held for sale *(Refer to Note 2.1.2)* | – | – | – | (1) | (1) | (25) | (5) | (15) | – | (47) |
| Translation difference | – | – | 2 | – | – | 2 | 1 | – | – | 5 |
| Accumulated depreciation as at March 31, 2019 | – | (33) | (2,927) | (1,841) | (813) | (4,192) | (1,170) | (414) | (22) | (11,412) |
| Carrying value as at April 1, 2018 | 1,229 | 642 | 5,411 | 709 | 283 | 1,252 | 376 | 201 | 13 | 10,116 |
| Carrying value as at March 31, 2019 | 1,307 | 572 | 5,999 | 868 | 288 | 1,654 | 450 | 325 | 16 | 11,479 |

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2018 were as follows:

in ₹ crore

| Particulars | Land – Freehold | Land – Leasehold | Buildings [(1)] | Plant and machinery | Office equipment | Computer equipment | Furniture & fixtures | Leasehold improvements | Vehicles | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| Gross carrying value as at April 1, 2017 | 1,095 | 671 | 7,279 | 2,048 | 922 | 4,540 | 1,277 | 469 | 31 | 18,332 |
| Additions | 134 | 2 | 789 | 264 | 86 | 471 | 130 | 74 | 5 | 1,955 |
| Deletions | – | – | (1) | (8) | (8) | (109) | (10) | (12) | (5) | (153) |
| Reclassified as assets held for sale *(Refer to Note 2.1.2)* | – | – | – | (1) | (2) | (40) | (8) | (17) | – | (68) |
| Translation difference | – | – | 63 | 3 | 4 | 22 | 4 | 17 | – | 113 |
| Gross carrying value as at March 31, 2018 | 1,229 | 673 | 8,130 | 2,306 | 1,002 | 4,884 | 1,393 | 531 | 31 | 20,179 |
| Accumulated depreciation as at April 1, 2017 | – | (27) | (2,440) | (1,337) | (599) | (3,053) | (869) | (239) | (17) | (8,581) |
| Depreciation | – | (4) | (276) | (266) | (125) | (693) | (160) | (105) | (5) | (1,634) |
| Accumulated depreciation on deletions | – | – | – | 7 | 6 | 107 | 9 | 11 | 4 | 144 |
| Reclassified as assets held for sale *(Refer to Note 2.1.2)* | – | – | – | 1 | 1 | 25 | 5 | 15 | – | 47 |
| Translation difference | – | – | (3) | (2) | (2) | (18) | (2) | (12) | – | (39) |
| Accumulated depreciation as at March 31, 2018 | – | (31) | (2,719) | (1,597) | (719) | (3,632) | (1,017) | (330) | (18) | (10,063) |
| Carrying value as at April 1, 2017 | 1,095 | 644 | 4,839 | 711 | 323 | 1,487 | 408 | 230 | 14 | 9,751 |
| Carrying value as at March 31, 2018 | 1,229 | 642 | 5,411 | 709 | 283 | 1,252 | 376 | 201 | 13 | 10,116 |

(1) Buildings include ₹250 being the value of five shares of ₹50 each in Mittal Towers Premises Co-operative Society Limited.

Gross carrying value of leasehold land represents amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Group has an option to purchase or renew the properties on expiry of the lease period.

The aggregate depreciation has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

## 2.3 Goodwill and other intangible assets

### 2.3.1 Goodwill

#### Accounting policy

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, the bargain purchase excess is recognized after reassessing the fair value of net assets acquired in the capital reserve. Goodwill is measured at cost less accumulated impairment losses.

#### Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors, including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGUs) or groups of CGUs expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU, including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU.

An impairment loss on goodwill is recognized in net profit in the Consolidated Statement of Profit and Loss and is not reversed in the subsequent period.

A summary of changes in the carrying amount of goodwill is as follows:

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Carrying value at the beginning | 2,211 | 3,652 |
| Goodwill on Brilliant Basics acquisition *(Refer to Note 2.1.1)* | – | 35 |
| Goodwill on WongDoody acquisition *(Refer to Note 2.1.1)* | 173 | – |
| Goodwill on Fluido Oy acquisition *(Refer to Note 2.1.1)* | 240 | – |
| Goodwill reclassified under assets held for sale *(Refer to Note 2.1.2)* | – | (1,609) |
| Goodwill reclassified from assets held for sale, net of reduction in recoverable amount *(Refer to Note 2.1.2)* | 863 | – |
| Translation differences | 53 | 133 |
| Carrying value at the end | 3,540 | 2,211 |

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGUs.

During the three months ended June 30, 2018, the Group internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase the Management oversight. Consequent to the internal reorganization, there were changes in the business segments based on 'Management approach' as defined under Ind AS 108, *Operating Segments* (refer to Note 2.24). Accordingly, the goodwill has been allocated to the new operating segments as at March 31, 2019.

The allocation of goodwill to operating segments as at March 31, 2019 is as follows:

in ₹ crore

| Segment | As at March 31, 2019 |
|---|---|
| Financial services | 743 |
| Retail | 437 |
| Communication | 389 |
| Energy, Utilities, Resources and Services | 374 |
| Manufacturing | 239 |
| | 2,182 |
| Operating segments without significant goodwill | 417 |
| Total | 2,599 |

Consequent to reclassification from 'Held for Sale' (refer to Note 2.1.2), goodwill pertaining to Panaya, Kallidus and Skava acquisitions are tested for impairment at the respective entity level which amounts to ₹941 crore as at March 31, 2019.

The allocation of goodwill to operating segments (prior to internal reorganization) as at March 31, 2018 was as follows:

in ₹ crore

| Segment | As at March 31, 2018 |
|---|---|
| Financial services | 474 |
| Manufacturing | 252 |
| Retail, Consumer packaged goods and Logistics | 314 |
| Life Sciences, Healthcare and Insurance | 446 |
| Energy & Utilities, Communication and Services | 470 |
| | 1,956 |
| Operating segments without significant goodwill | 255 |
| Total | 2,211 |

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use cash flow projections over a period of five years. An average of the range of each assumption used is mentioned below. As at March 31, 2019 and March 31, 2018, the estimated recoverable amount of the CGU exceeded its carrying amount. The key assumptions used for the calculations are as follows:

in %

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Long-term growth rate | 8-10 | 8-10 |
| Operating margins | 17-20 | 17-20 |
| Discount rate | 12.5 | 13.5 |

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. The Management believes that any reasonable possible changes in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the CGU.

## 2.3.2 Other intangible assets

### Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors, including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances). Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software

and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

### Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2019 are as follows:

in ₹ crore

| Particulars | Customer -related | Software -related | Sub-contracting rights -related | Intellectual property rights -related | Land use rights -related | Brand or trademark -related | Others | Total |
|---|---|---|---|---|---|---|---|---|
| Gross carrying value as at April 1, 2018 | 445 | 19 | – | – | 73 | 26 | 27 | 590 |
| Reclassified from assets held for sale *(Refer to Note 2.1.2)* | 157 | 388 | – | 1 | – | 37 | – | 583 |
| Additions / adjustments | – | 9 | – | – | – | – | – | 9 |
| Acquisition through business combination *(Refer to Note 2.1.1)* | 334 | – | – | – | – | 36 | 62 | 432 |
| Deletions / adjustments during the period | – | – | – | – | – | – | – | – |
| Translation difference | 1 | 25 | – | – | – | – | (6) | 20 |
| Gross carrying value as at March 31, 2019 | 937 | 441 | – | 1 | 73 | 99 | 83 | 1,634 |
| Accumulated amortization as at April 1, 2018 | (289) | (19) | – | – | (10) | (12) | (13) | (343) |
| Reclassified from assets held for sale *(Refer to Note 2.1.2)* | (56) | (182) | – | (1) | – | (21) | – | (260) |
| Amortization expense | (112) | (90) | – | – | (2) | (10) | (15) | (229) |
| Reduction in value *(Refer to Note 2.1.2)* | (93) | – | – | – | – | – | – | (93) |
| Deletion / adjustments during the period | – | – | – | – | – | – | – | – |
| Translation differences | (7) | (11) | – | – | 1 | (1) | – | (18) |
| Accumulated amortization as at March 31, 2019 | (557) | (302) | – | (1) | (11) | (44) | (28) | (943) |
| Carrying value as at April 1, 2018 | 156 | – | – | – | 63 | 14 | 14 | 247 |
| Carrying value as at March 31, 2019 | 380 | 139 | – | – | 62 | 55 | 55 | 691 |
| Estimated useful life (in years) | 1-10 | 3-8 | – | – | 50 | 5-10 | 3-5 | |
| Estimated remaining useful life (in years) | 0-7 | 1 | – | – | 43 | 2-8 | 2-3 | |

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2018 were as follows:

in ₹ crore

| Particulars | Customer -related | Software -related | Sub-contracting rights -related | Intellectual property rights -related | Land use rights -related | Brand or trademark -related | Others | Total |
|---|---|---|---|---|---|---|---|---|
| Gross carrying value as at April 1, 2017 | 750 | 405 | 21 | 1 | 66 | 90 | 62 | 1,395 |
| Acquisition through business combination *(Refer to Note 2.1.1)* | 12 | – | – | – | – | – | – | 12 |
| Deletions / retirals during the period | (172) | – | (21) | – | – | (29) | (35) | (257) |
| Reclassified under assets held for sale *(Refer to Note 2.1.2)* | (157) | (388) | – | (1) | – | (37) | – | (583) |
| Translation difference | 12 | 2 | – | – | 7 | 2 | – | 23 |
| Gross carrying value as at March 31, 2018 | 445 | 19 | – | – | 73 | 26 | 27 | 590 |
| Accumulated amortization as at April 1, 2017 | (382) | (121) | (21) | (1) | (7) | (49) | (38) | (619) |
| Amortization expense | (127) | (79) | – | – | (1) | (12) | (10) | (229) |
| Deletion / retirals during the period | 172 | – | 21 | – | – | 29 | 35 | 257 |
| Reclassified under assets held for sale *(Refer to Note 2.1.2)* | 56 | 182 | – | 1 | – | 21 | – | 260 |
| Translation differences | (8) | (1) | – | – | (2) | (1) | – | (12) |
| Accumulated amortization as at March 31, 2018 | (289) | (19) | – | – | (10) | (12) | (13) | (343) |
| Carrying value as at April 1, 2017 | 368 | 284 | – | – | 59 | 41 | 24 | 776 |
| Carrying value as at March 31, 2018 | 156 | – | – | – | 63 | 14 | 14 | 247 |
| Estimated useful life (in years) | 2-10 | – | – | – | 50 | 5 | 5 | |
| Estimated remaining useful life (in years) | 1-5 | – | – | – | 43 | 3 | 3 | |

The amortization expense has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

### Research and development expenditure

Research and development expense recognized in net profit in the Consolidated Statement of Profit and Loss for the years ended March 31, 2019 and March 31, 2018 was ₹769 crore and ₹748 crore, respectively.

## 2.4 Investments

in ₹ crore

| Particulars | As at March 31, 2019 | As at March 31, 2018 |
|---|---|---|
| Non-current | | |
| Unquoted | | |
| Investments carried at fair value through other comprehensive income *(Refer to Note 2.4.1)* | | |
| Preference securities | 89 | 116 |
| Equity instruments | 11 | 22 |
| | 100 | 138 |
| Investments carried at fair value through profit and loss *(Refer to Note 2.4.1)* | | |
| Convertible promissory note | – | 12 |
| Preference securities | 23 | – |
| Others | 16 | 66 |
| | 39 | 78 |
| Quoted | | |
| Investments carried at amortized cost *(Refer to Note 2.4.2)* | | |
| Tax-free bonds | 1,893 | 1,896 |
| | 1,893 | 1,896 |

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Investments carried at fair value through profit and loss *(Refer to Note 2.4.3)* | | |
| Fixed maturity plan securities | 458 | 429 |
| | 458 | 429 |
| Investments carried at fair value through other comprehensive income *(Refer to Note 2.4.4)* | | |
| Non-convertible debentures | 1,420 | 3,215 |
| Government securities | 724 | – |
| | 2,144 | 3,215 |
| Total non-current investments | 4,634 | 5,756 |
| Current | | |
| Unquoted | | |
| Investments carried at fair value through profit or loss *(Refer to Note 2.4.3)* | | |
| Liquid mutual fund units | 1,786 | 81 |
| | 1,786 | 81 |
| Investments carried at fair value through other comprehensive income | | |
| Commercial paper *(Refer to Note 2.4.4)* | 495 | 293 |
| Certificates of deposit *(Refer to Note 2.4.4)* | 2,482 | 5,269 |
| | 2,977 | 5,562 |
| Quoted | | |
| Investment carried at amortized cost *(Refer to Note 2.4.2)* | | |
| Government bonds | 18 | 1 |
| | 18 | 1 |
| Investments carried at fair value through other comprehensive income *(Refer to Note 2.4.4)* | | |
| Non-convertible debentures | 1,846 | 763 |
| | 1,846 | 763 |
| Total current investments | 6,627 | 6,407 |
| Total investments | 11,261 | 12,163 |
| Aggregate amount of quoted investments | 6,359 | 6,304 |
| Market value of quoted investments (including interest accrued) | 6,573 | 6,568 |
| Aggregate amount of unquoted investments | 4,902 | 5,859 |
| Aggregate amount of impairment made for non-current unquoted investments (including investment in associate) | – | 71 |
| Investments carried at amortized cost | 1,911 | 1,897 |
| Investments carried at fair value through other comprehensive income | 7,067 | 9,678 |
| Investments carried at fair value through profit or loss | 2,283 | 588 |

Note: Uncalled capital commitments outstanding as at March 31, 2019 and March 31, 2018 was ₹86 crore and ₹81 crore, respectively.

Refer to Note 2.10 for accounting policy on financial Instruments.

The details of amounts recorded in other comprehensive income during the years ended March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore

| | Year ended March 31, 2019 | | | Year ended March 31, 2018 | | |
|---|---|---|---|---|---|---|
| | Gross | Tax | Net | Gross | Tax | Net |
| Net gain / (loss) on | | | | | | |
| Non-convertible debentures | 1 | – | 1 | (13) | 2 | (11) |
| Certificates of deposit | (5) | 2 | (3) | 16 | (6) | 10 |
| Government securities | 5 | (1) | 4 | – | – | – |
| Equity and preference securities | 63 | 7 | 70 | 4 | 3 | 7 |

Method of fair valuation:

in ₹ crore

| Class of investment | Method | Fair value as at March 31, | |
|---|---|---|---|
| | | 2019 | 2018 |
| Liquid mutual fund units | Quoted price | 1,786 | 81 |
| Fixed maturity plan securities | Market observable inputs | 458 | 429 |
| Tax-free bonds and government bonds | Quoted price and market observable inputs | 2,125 | 2,151 |
| Non-convertible debentures | Quoted price and market observable inputs | 3,266 | 3,978 |
| Government securities | Quoted price and market observable inputs | 724 | – |
| Commercial papers | Market observable inputs | 495 | 293 |

| Class of investment | Method | Fair value as at March 31, | |
|---|---|---|---|
| | | 2019 | 2018 |
| Certificate of deposits | Market observable inputs | 2,482 | 5,269 |
| Unquoted equity and preference securities – carried at fair value through other comprehensive income | Discounted cash flows method, Market multiples method, Option pricing model, etc. | 100 | 138 |
| Unquoted equity and preference securities - carried at fair value through profit and loss | Discounted cash flows method, Market multiples method, Option pricing model, etc. | 23 | – |
| Unquoted convertible promissory note | Discounted cash flows method, Market multiples method, Option pricing model, etc. | – | 12 |
| Others | Discounted cash flows method, Market multiples method, Option pricing model, etc. | 16 | 66 |
| Total | | 11,475 | 12,417 |

Note : Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

### 2.4.1 Details of investments

The details of investments in preference, equity and other instruments at March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore, except otherwise stated

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Preference securities | | |
| Airviz Inc. | 3 | 6 |
| 2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each | | |
| Whoop Inc | 14 | 20 |
| 16,48,352 (16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each | | |
| CloudEndure Ltd. | – | 26 |
| 25,59,290 (25,59,290) Series B Preferred Shares, fully paid up, par value ILS 0.01 each | | |
| Nivetti Systems Private Limited | 10 | 10 |
| 2,28,501 (2,28,501) Preferred Stock, fully paid up, par value ₹ 1 each | | |
| Waterline Data Science, Inc | 25 | 23 |
| 39,33,910 (39,33,910) Series B Preferred Shares, fully paid up, par value USD 0.00001 each | | |
| 13,35,707 (Nil) Series C Preferred Shares, fully paid up, par value USD 0.00001 each | | |
| Trifacta Inc. | 27 | 21 |
| 11,80,358 (11,80,358) Series C-1 Preferred Stock | | |
| Tidalscale | 23 | – |
| 36,74,269 (Nil) Series B Preferred Stock | | |
| Ideaforge | 10 | 10 |
| 5,402 (5,402) Series A compulsorily convertible cumulative Preference shares of ₹ 10 each, fully paid up | | |
| Total investment in preference securities | 112 | 116 |
| Equity instruments | | |
| Merasport Technologies Private Limited | – | – |
| 2,420 (2,420) equity shares at ₹ 8,052 each, fully paid up, par value ₹ 10 each | | |
| Global Innovation and Technology Alliance | 1 | 1 |
| 15,000 (15,000) equity shares at ₹ 1,000 each, fully paid up, par value ₹ 1,000 each | | |
| Unsilo A/S | 10 | 21 |
| 69,894 (69,894) equity shares, fully paid up, par value DKK 1 each | | |
| Ideaforge | – | – |
| 100 (100) equity shares at ₹ 10, fully paid up | | |
| Total investment in equity instruments | 11 | 22 |
| Others | | |
| Stellaris Venture Partners India | 16 | 7 |
| Vertex Ventures US Fund L.L.P | – | 59 |
| Total investment in others | 16 | 66 |
| Convertible promissory note | | |
| Tidalscale[(1)] | – | 12 |
| Total investment in convertible promissory note | – | 12 |
| Total | 139 | 216 |

(1) During the quarter ended September 30, 2018; Investment in convertible promissory note of Tidalscale was converted into Series B Preferred Stock.

## 2.4.2 Details of investments in tax-free bonds and government bonds

The balances held in tax-free bonds as at March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore, except as otherwise stated

| Particulars | Face value ₹ | As at March 31, 2019 | | As at March 31, 2018 | |
|---|---|---|---|---|---|
| | | Units | Amount | Units | Amount |
| 7.04% Indian Railway Finance Corporation Limited Bonds 03MAR2026 | 10,00,000 | 470 | 50 | 470 | 50 |
| 7.16% Power Finance Corporation Limited Bonds 17JUL2025 | 10,00,000 | 1,000 | 105 | 1,000 | 106 |
| 7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023 | 1,000 | 20,00,000 | 201 | 20,00,000 | 201 |
| 7.28% Indian Railway Finance Corporation Limited Bonds 21DEC2030 | 1,000 | 4,22,800 | 42 | 4,22,800 | 42 |
| 7.28% National Highways Authority of India Limited Bonds 18SEP2030 | 10,00,000 | 3,300 | 342 | 3,300 | 343 |
| 7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028 | 1,000 | 21,00,000 | 210 | 21,00,000 | 211 |
| 7.35% National Highways Authority of India Limited Bonds 11JAN2031 | 1,000 | 5,71,396 | 57 | 5,71,396 | 57 |
| 7.93% Rural Electrification Corporation Limited Bonds 27MAR2022 | 1,000 | 2,00,000 | 21 | 2,00,000 | 21 |
| 8.00% Indian Railway Finance Corporation Limited Bonds 23FEB2022 | 1,000 | 1,50,000 | 15 | 1,50,000 | 15 |
| 8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027 | 1,000 | 5,00,000 | 52 | 5,00,000 | 52 |
| 8.20% Power Finance Corporation Limited Bonds 01FEB2022 | 1,000 | 5,00,000 | 50 | 5,00,000 | 50 |
| 8.26% India Infrastructure Finance Company Limited Bonds 23AUG2028 | 10,00,000 | 1,000 | 100 | 1,000 | 100 |
| 8.30% National Highways Authority of India Limited Bonds 25JAN2027 | 1,000 | 5,00,000 | 53 | 5,00,000 | 53 |
| 8.35% National Highways Authority of India Limited Bonds 22NOV2023 | 10,00,000 | 1,500 | 150 | 1,500 | 150 |
| 8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028 | 10,00,000 | 2,000 | 200 | 2,000 | 200 |
| 8.46% Power Finance Corporation Limited Bonds 30AUG2028 | 10,00,000 | 1,500 | 150 | 1,500 | 150 |
| 8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028 | 10,00,000 | 450 | 45 | 450 | 45 |
| 8.54% Power Finance Corporation Limited Bonds 16NOV2028 | 1,000 | 5,00,000 | 50 | 5,00,000 | 50 |
| Total investments in tax-free bonds | | 74,55,416 | 1,893 | 74,55,416 | 1,896 |

The balances held in government bonds as at March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore, except as otherwise stated

| Particulars | Face Value | As at March 31, 2019 | | As at March 31, 2018 | |
|---|---|---|---|---|---|
| | PHP | Units | Amount | Units | Amount |
| Treasury Notes Philippines Govt. 29MAY2019 | 100 | 45,000 | 6 | – | – |
| Treasury Notes PIBL1217E082 MAT DATE 09 May 2018 | 100 | – | – | 1,00,000 | 1 |
| Treasury Notes Philippines Govt. 17APRIL2019 | 100 | 90,000 | 12 | – | – |
| Total investments in government bonds | | 1,35,000 | 18 | 1,00,000 | 1 |

### 2.4.3 Details of investments in liquid mutual fund units and fixed maturity plans

The balances held in liquid mutual fund units as at March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore, except as otherwise stated

| Particulars | As at March 31, 2019 | | As at March 31, 2018 | |
|---|---|---|---|---|
| | Units | Amount | Units | Amount |
| Aditya Birla Sun Liquid Fund – Growth-Direct Plan | 13,32,847 | 40 | 16,31,554 | 45 |
| Aditya Birla Sun Life Corporate Bond Fund – Growth – Direct Plan | 1,96,00,407 | 141 | – | – |
| Aditya Birla Sun Life Money Manager Fund – Growth – Direct Plan | 79,75,385 | 201 | – | – |
| BSL Cash Manager – Growth | 1,11,344 | 5 | – | – |
| HDFC Money Market Fund – Direct Plan – Growth Option | 7,72,637 | 303 | – | – |
| HDFC Liquid fund-Direct Plan growth option | 68,035 | 25 | – | – |
| ICICI Prudential Liquid – Direct plan – Growth | – | – | 13,65,687 | 36 |
| ICICI Prudential Savings Fund – Direct Plan-Growth | 83,40,260 | 301 | – | – |
| IDFC Corporate Bond – Fund Direct Plan | 13,14,84,437 | 169 | – | – |
| Kotak Money Market Fund – Direct Plan – Growth Option | 9,73,751 | 301 | – | – |
| SBI Premier Liquid Fund – Direct Plan – Growth | 10,25,678 | 300 | – | – |
| Total investments in liquid mutual fund units | 17,16,84,781 | 1,786 | 29,97,241 | 81 |

The balances held in fixed maturity plans as at March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore, except as otherwise stated

| Particulars | As at March 31, 2019 | | As at March 31, 2018 | |
|---|---|---|---|---|
| | Units | Amount | Units | Amount |
| Aditya Birla Sun Life Fixed Term Plan – Series OD 1145 Days – GR Direct | 6,00,00,000 | 70 | 6,00,00,000 | 65 |
| Aditya Birla Sun Life Fixed Term Plan – Series OE 1153 Days – GR Direct | 2,50,00,000 | 29 | 2,50,00,000 | 27 |
| HDFC FMP 1155D Feb 2017 – Direct Growth – Series 37 | 3,80,00,000 | 44 | 3,80,00,000 | 41 |
| HDFC FMP 1169D Feb 2017– Direct – Quarterly Dividend – Series 37 | 4,50,00,000 | 45 | 4,50,00,000 | 45 |
| ICICI FMP Series 80 – 1194 D Plan F Div | 5,50,00,000 | 63 | 5,50,00,000 | 59 |
| ICICI Prudential Fixed Maturity Plan Series 80 – 1187 Days Plan G Direct Plan | 4,20,00,000 | 49 | 4,20,00,000 | 45 |
| ICICI Prudential Fixed Maturity Plan Series 80 – 1253 Days Plan J Direct Plan | 3,00,00,000 | 35 | 3,00,00,000 | 32 |
| IDFC Fixed Term Plan Series 129 Direct Plan – Growth 1147 Days | 1,00,00,000 | 12 | 1,00,00,000 | 11 |
| IDFC Fixed Term Plan Series 131 Direct Plan – Growth 1139 Days | 1,50,00,000 | 17 | 1,50,00,000 | 16 |
| Kotak FMP Series 199 Direct – Growth | 3,50,00,000 | 40 | 3,50,00,000 | 37 |
| Reliance Fixed Horizon Fund – XXXII Series 8 – Dividend Plan | 5,00,00,000 | 54 | 5,00,00,000 | 51 |
| Total investments in fixed maturity plan securities | 40,50,00,000 | 458 | 40,50,00,000 | 429 |

### 2.4.4 Details of investments in non-convertible debentures, government securities, certificates of deposit and commercial paper

The balances held in non-convertible debenture units as at March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore, except as otherwise stated

| Particulars | Face value ₹ | As at March 31, 2019 | | As at March 31, 2018 | |
|---|---|---|---|---|---|
| | | Units | Amount | Units | Amount |
| 7.48% Housing Development Finance Corporation Ltd 18NOV2019 | 1,00,00,000 | 50 | 51 | 50 | 51 |
| 7.58% LIC Housing Finance Ltd 28FEB2020 | 10,00,000 | 1,000 | 101 | 1,000 | 101 |
| 7.58% LIC Housing Finance Ltd 11JUN2020 | 10,00,000 | 500 | 51 | 500 | 52 |
| 7.59% LIC Housing Finance Ltd 14OCT2021 | 10,00,000 | 3,000 | 306 | 3,000 | 306 |
| 7.75% LIC Housing Finance Ltd 27AUG2021 | 10,00,000 | 1,250 | 127 | 1,250 | 129 |
| 7.78% Housing Development Finance Corporation Ltd 24MAR2020 | 1,00,00,000 | 100 | 100 | 100 | 99 |

| Particulars | Face value ₹ | As at March 31, 2019 | | As at March 31, 2018 | |
|---|---|---|---|---|---|
| | | Units | Amount | Units | Amount |
| 7.79% LIC Housing Finance Ltd 19JUN2020 | 10,00,000 | 500 | 53 | 500 | 53 |
| 7.80% Housing Development Finance Corporation Ltd 11NOV2019 | 1,00,00,000 | 150 | 154 | 150 | 153 |
| 7.81% LIC Housing Finance Ltd 27APR2020 | 10,00,000 | 2,000 | 214 | 2,000 | 214 |
| 7.95% Housing Development Finance Corporation Ltd 23SEP2019 | 1,00,00,000 | 50 | 52 | 50 | 53 |
| 8.02% LIC Housing Finance Ltd 18FEB2020 | 10,00,000 | 500 | 51 | 500 | 50 |
| 8.26% Housing Development Finance Corporation Ltd 12AUG2019 | 1,00,00,000 | 100 | 105 | 100 | 105 |
| 8.34% Housing Development Finance Corporation Ltd 06MAR2019 | 1,00,00,000 | – | – | 200 | 215 |
| 8.37% LIC Housing Finance Ltd 03OCT2019 | 10,00,000 | 2,000 | 216 | 2,000 | 216 |
| 8.37% LIC Housing Finance Ltd 10MAY2021 | 10,00,000 | 500 | 54 | 500 | 54 |
| 8.46% Housing Development Finance Corporation Ltd 11MAR2019 | 1,00,00,000 | – | – | 50 | 54 |
| 8.47% LIC Housing Finance Ltd 21JAN2020 | 10,00,000 | 500 | 51 | 500 | 51 |
| 8.49% Housing Development Finance Corporation Ltd 27APR2020 | 5,00,000 | 900 | 49 | 900 | 49 |
| 8.50% Housing Development Finance Corporation Ltd 31AUG2020 | 1,00,00,000 | 100 | 105 | 100 | 108 |
| 8.54% IDFC Bank Ltd 30MAY2018 | 10,00,000 | – | – | 1,500 | 194 |
| 8.59% Housing Development Finance Corporation Ltd 14JUN2019 | 1,00,00,000 | 50 | 51 | 50 | 51 |
| 8.60% LIC Housing Finance Ltd 22JUL2020 | 10,00,000 | 1,000 | 107 | 1,000 | 107 |
| 8.60% LIC Housing Finance Ltd 29JUL2020 | 10,00,000 | 1,750 | 186 | 1,750 | 188 |
| 8.61% LIC Housing Finance Ltd 11DEC2019 | 10,00,000 | 1,000 | 103 | 1,000 | 104 |
| 8.66% IDFC Bank Ltd 25JUN2018 | 10,00,000 | – | – | 1,520 | 196 |
| 8.66% IDFC Bank Ltd 27DEC2018 | 10,00,000 | – | – | 400 | 52 |
| 8.72% Housing Development Finance Corporation Ltd 15APR2019 | 1,00,00,000 | 75 | 75 | 75 | 76 |
| 8.75% Housing Development Finance Corporation Ltd 13JAN2020 | 5,00,000 | 5,000 | 256 | 5,000 | 256 |
| 8.75% LIC Housing Finance Ltd 14JAN2020 | 10,00,000 | 1,070 | 110 | 1,070 | 112 |
| 8.75% LIC Housing Finance Ltd 21DEC2020 | 10,00,000 | 1,000 | 101 | 1,000 | 102 |
| 8.80% LIC Housing Finance Ltd 24Dec2020 | 10,00,000 | 650 | 67 | – | – |
| 8.97% LIC Housing Finance Ltd 29OCT2019 | 10,00,000 | 500 | 52 | 500 | 52 |
| 9.45% Housing Development Finance Corporation Ltd 21AUG2019 | 10,00,000 | 3,000 | 318 | 3,000 | 323 |
| 9.65% Housing Development Finance Corporation Ltd 19JAN2019 | 10,00,000 | – | – | 500 | 52 |
| Total investments in non-convertible debentures | | 28,295 | 3,266 | 31,815 | 3,978 |

The balances held in government securities as at March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore, except as otherwise stated

| Particulars | Face value ₹ | As at March 31, 2019 | | As at March 31, 2018 | |
|---|---|---|---|---|---|
| | | Units | Amount | Units | Amount |
| 7.17% Government of India 8JAN2028 | 10,000 | 6,75,000 | 672 | – | – |
| 7.95% Government of India 28AUG2032 | 10,000 | 50,000 | 52 | – | – |
| Total investments in government securities | | 7,25,000 | 724 | – | – |

The balances held in certificates of deposit as at March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore, except as otherwise stated

| Particulars | Face value ₹ | As at March 31, 2019 | | As at March 31, 2018 | |
|---|---|---|---|---|---|
| | | Units | Amount | Units | Amount |
| Axis Bank | 1,00,000 | 90,000 | 872 | 2,08,000 | 1,985 |
| HDFC Bank | 1,00,000 | – | – | 15,000 | 147 |
| ICICI Bank | 1,00,000 | 75,000 | 738 | 1,26,000 | 1,186 |
| IndusInd Bank | 1,00,000 | – | – | 1,35,000 | 1,271 |

| Particulars | Face value ₹ | As at March 31, 2019 | | As at March 31, 2018 | |
|---|---|---|---|---|---|
| | | Units | Amount | Units | Amount |
| Kotak Bank | 1,00,000 | 77,000 | 747 | 70,000 | 680 |
| Vijaya Bank | 1,00,000 | 12,500 | 125 | – | – |
| Total investments in certificates of deposit | | 2,54,500 | 2,482 | 5,54,000 | 5,269 |

The balances held in commercial paper as at March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore, except as otherwise stated

| Particulars | Face value ₹ | As at March 31, 2019 | | As at March 31, 2018 | |
|---|---|---|---|---|---|
| | | Units | Amount | Units | Amount |
| LIC | 5,00,000 | 10,000 | 495 | 6,000 | 293 |
| Total investments in commercial paper | | 10,000 | 495 | 6,000 | 293 |

## 2.5 Loans

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Non-current | | |
| Unsecured, considered good | | |
| Other loans | | |
| Loans to employees | 19 | 36 |
| | 19 | 36 |
| Unsecured, considered doubtful | | |
| Other loans | | |
| Loans to employees | 24 | 17 |
| | 43 | 53 |
| *Less*: Allowance for doubtful loans to employees | 24 | 17 |
| Total non-current loans | 19 | 36 |
| Current | | |
| Unsecured, considered good | | |
| Other loans | | |
| Loans to employees | 241 | 239 |
| Total current loans | 241 | 239 |
| Total loans | 260 | 275 |

## 2.6 Other financial assets

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Non-current | | |
| Security deposits(1) | 52 | 53 |
| Rental deposits(1) | 193 | 171 |
| Restricted deposits(1) | 67 | 60 |
| Total non-current other financial assets | 312 | 284 |
| Current | | |
| Security deposits(1) | 4 | 9 |
| Rental deposits(1) | 15 | 13 |
| Restricted deposits(1)* | 1,671 | 1,535 |
| Unbilled revenues(1)# | 2,093 | 4,261 |
| Interest accrued but not due(1) | 905 | 766 |
| Foreign currency forward and options contracts(2)(3) | 336 | 16 |
| Escrow and other deposits pertaining to buyback *(Refer to Note 2.11)*(1) | 257 | – |
| Others(1) | 224 | 84 |
| Total current other financial assets | 5,505 | 6,684 |
| Total other financial assets | 5,817 | 6,968 |
| (1) Financial assets carried at amortized cost | 5,481 | 6,952 |
| (2) Financial assets carried at fair value through other comprehensive income | 37 | 12 |
| (3) Financial assets carried at fair value through profit or loss | 299 | 4 |

* Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

\# Classified as financial asset as right to consideration is unconditional upon passage of time

## 2.7 Trade receivables

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Current | | |
| Unsecured | | |
| Considered good(1) | 14,827 | 13,142 |
| Considered doubtful | 483 | 354 |
| | 15,310 | 13,496 |
| *Less*: Allowance for credit loss | 483 | 354 |
| Total trade receivables | 14,827 | 13,142 |
| (1) Includes dues from companies where directors are interested | – | – |

## 2.8 Cash and cash equivalents

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Balances with banks | | |
| In current and deposit accounts | 14,197 | 13,168 |
| Cash on hand | – | – |
| Others | | |
| Deposits with financial institutions | 5,371 | 6,650 |
| Total cash and cash equivalents | 19,568 | 19,818 |

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Cash and cash equivalents included under assets classified under 'Held for Sale' *(Refer to Note 2.1.2)* | – | 53 |
| | 19,568 | 19,871 |
| Balances with banks in unpaid dividend accounts | 29 | 22 |
| Deposit with more than 12 months maturity | 6,582 | 6,332 |
| Balances with banks held as margin money deposits against guarantees | 114 | 356 |

Cash and cash equivalents as at March 31, 2019 and March 31, 2018 include restricted cash and bank balances of ₹358 crore and ₹533 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the Company, bank balances held as margin money deposits against guarantees.

The deposits maintained by the Group with banks and financial institutions comprise time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Current accounts | | |
| ANZ Bank, Taiwan | 1 | 9 |
| Axis Bank, India | 1 | – |
| Banamex Bank, Mexico | 8 | 2 |
| Banamex Bank, Mexico (US Dollar account) | 27 | 13 |
| Bank of America, Mexico | 102 | 25 |
| Bank of America, USA | 1,162 | 1,172 |
| Bank of Baroda, Mauritius | 1 | 1 |
| Bank of Leumni , Israel | 6 | – |
| Bank of Tokyo-Mitsubishi UFJ Ltd., Japan | 1 | 1 |
| Bank Zachodni WBK S.A, Poland | – | 17 |
| Barclays Bank, UK | 39 | 40 |
| BNP Paribas Bank, Norway | 24 | 88 |
| China Merchants Bank, China | 2 | 6 |
| Citibank N.A., Australia | 91 | 223 |
| Citibank N.A., Brazil | 31 | 14 |
| Citibank N.A., China | 65 | 116 |
| Citibank N.A., China (US Dollar account) | 14 | 9 |
| Citibank N.A., Costa Rica | 1 | 1 |
| Citibank N.A., Dubai | 10 | 6 |
| Citibank N.A., EEFC (US Dollar account) | 2 | 4 |
| Citibank N.A., Europe | 1 | – |
| Citibank N.A., Hungary | 1 | 6 |
| Citibank N.A., India | 2 | 2 |
| Citibank N.A., Japan | 22 | 18 |
| Citibank N.A., New Zealand | 3 | 11 |
| Citibank N.A., Portugal | 10 | 8 |
| Citibank N.A., Romania | 1 | 2 |
| Citibank N.A., Singapore | 77 | 4 |
| Citibank N.A., South Africa | 18 | 33 |
| Citibank N.A., South Africa (Euro account) | 1 | 1 |
| Citibank N.A., South Korea | 17 | 2 |
| Citibank N.A., USA | 8 | 4 |
| Citibank N.A., Luxembourg | 4 | – |
| Commercial Bank, Germany | 1 | – |
| Danske Bank, Sweden | 1 | 1 |
| Deutsche Bank, Belgium | 16 | 27 |
| Deutsche Bank, Czech Republic | 20 | 16 |
| Deutsche Bank, Czech Republic (Euro account) | 6 | 3 |
| Deutsche Bank, Czech Republic (US Dollar account) | 24 | 2 |
| Deutsche Bank, EEFC (Australian Dollar account) | 3 | 2 |
| Deutsche Bank, EEFC (Euro account) | 23 | 34 |
| Deutsche Bank, EEFC (Swiss Franc account) | 5 | 2 |
| Deutsche Bank, EEFC (US Dollar account) | 217 | 32 |
| Deutsche Bank, EEFC (United Kingdom Pound Sterling account) | 8 | 9 |
| Deutsche Bank, France | 20 | 19 |
| Deutsche Bank, Germany | 111 | 100 |
| Deutsche Bank, Hong Kong | 1 | 1 |
| Deutsche Bank, India | 45 | 44 |
| Deutsche Bank, Malaysia | 1 | 5 |
| Deutsche Bank, Netherlands | 34 | 15 |
| Deutsche Bank, Philippines | 4 | 25 |
| Deutsche Bank, Philippines (US Dollar account) | 1 | 3 |
| Deutsche Bank, Poland | 28 | 18 |
| Deutsche Bank, Poland (Euro account) | 8 | 8 |
| Deutsche Bank, Russia | 3 | 3 |
| Deutsche Bank, Russia (US Dollar account) | – | 5 |
| Deutsche Bank, Singapore | 15 | 17 |
| Deutsche Bank, Spain | 1 | 1 |
| Deutsche Bank, Switzerland | 33 | 29 |
| Deutsche Bank, United Kingdom | 42 | 79 |
| Deutsche Bank, USA | 61 | 2 |
| Deutsche Bank, Switzerland (US Dollar account) | 1 | – |
| HSBC Bank, (US Dollar account) | 1 | – |
| Hua Xia Bank, RMB | 1 | – |
| HSBC Bank, Dubai | – | 2 |
| HSBC Bank, Hong Kong | 1 | 2 |
| HSBC Bank, United Kingdom | 19 | 6 |
| HSBC Bank, India | 3 | – |

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| ICICI Bank, EEFC (Euro account) | 7 | 1 |
| ICICI Bank, EEFC (US Dollar account) | 34 | 40 |
| ICICI Bank, EEFC (United Kingdom Pound Sterling account) | 6 | 11 |
| ICICI Bank, India | 42 | 52 |
| Nordbanken, Sweden | 45 | 50 |
| Nordea | 17 | – |
| Punjab National Bank, India | 2 | 12 |
| Kotak Bank | 5 | – |
| Raiffeisen Bank, Czech Republic | – | 5 |
| Raiffeisen Bank, Romania | – | 3 |
| Royal Bank of Canada, Canada | 136 | 166 |
| Santander Bank, Argentina | – | 1 |
| Silicon Valley Bank, USA | 13 | – |
| Splitska Banka D.D., Société Générale Group, Croatia | 14 | 8 |
| State Bank of India, India | 3 | 1 |
| The Saudi British Bank, Saudi Arabia | 3 | 3 |
| Washington Trust Bank | 48 | – |
| | 2,886 | 2,703 |
| Deposit accounts | | |
| Axis Bank | 925 | – |
| Bank BGZ BNP Paribas S.A. | 235 | 144 |
| Barclays Bank | 500 | 200 |
| Canara Bank | 85 | 84 |
| Citibank | 176 | 224 |
| Deutsche Bank, AG | – | 24 |
| Deutsche Bank, Poland | 126 | 211 |
| HDFC Bank | 50 | 2,498 |
| HSBC Bank | 200 | – |
| ICICI Bank | 3,177 | 3,497 |
| IDBI Bank | – | 250 |
| IDFC Bank | 2,450 | 1,500 |
| IndusInd Bank | 550 | 1,000 |
| Kotak Mahindra Bank | 500 | – |
| South Indian Bank | 173 | 450 |
| Standard Chartered Bank | 2,000 | – |
| Washington trust bank | 21 | – |
| Yes Bank | – | 5 |
| | 11,168 | 10,087 |
| Unpaid dividend accounts | | |
| Axis Bank – Unpaid dividend account | 4 | 1 |
| HDFC Bank – Unpaid dividend account | – | 1 |
| ICICI Bank – Unpaid dividend account | 25 | 20 |
| | 29 | 22 |
| Margin money deposits against guarantees | | |
| Canara Bank | 45 | 151 |
| Citibank | – | 3 |
| ICICI Bank | 69 | 202 |
| | 114 | 356 |

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Deposits with financial institutions | | |
| HDFC Limited | 4,146 | 5,450 |
| LIC Housing Finance Limited | 1,225 | 1,200 |
| | 5,371 | 6,650 |
| Total cash and cash equivalents | 19,568 | 19,818 |

## 2.9 Other assets

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Non-current | | |
| Capital advances | 489 | 421 |
| Advances other than capital advances | | |
| Prepaid gratuity *(Refer to Note 2.20.1)* | 42 | 43 |
| Others | | |
| Withholding taxes and others | 929 | 1,428 |
| Prepaid expenses | 162 | 111 |
| Deferred contract cost | 277 | 262 |
| Advance for business acquisition *(Refer to Note 2.1.1)* | 206 | – |
| Total non-current other assets | 2,105 | 2,265 |
| Current | | |
| Advances other than capital advances | | |
| Payment to vendors for supply of goods | 109 | 119 |
| Others | | |
| Unbilled revenues[(1)] | 3,281 | – |
| Withholding taxes and others | 1,488 | 1,032 |
| Prepaid expenses | 751 | 472 |
| Deferred contract cost | 58 | 44 |
| Total current other assets | 5,687 | 1,667 |
| Total other assets | 7,792 | 3,932 |

(1) Classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract. Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from the Government of India. Cenvat recoverable includes ₹523 crore which is pending adjudication. The Group expects these amounts to be sustainable on adjudication and recoverable on final resolution.

## 2.10 Financial instruments

### Accounting policy

### 2.10.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the

instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

### 2.10.2 Subsequent measurement

#### a. Non-derivative financial instruments

##### (i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

##### (ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

##### (iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

##### (iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

#### b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

##### (i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, *Financial Instruments*. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets / liabilities in this category are presented as current assets / current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

##### (ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

#### c. Share capital and treasury shares

##### (i) Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options and buyback of ordinary shares are recognized as a deduction from equity, net of any tax effects.

##### (ii) Treasury shares

When any entity within the Group purchases the Company's ordinary shares, the consideration paid including any directly attributable incremental cost, is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to / from share premium.

### 2.10.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

### 2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to the table, 'Financial instruments by category', below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of those instruments.

### 2.10.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in Consolidated Statement of Profit and Loss.

## Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2019 are as follows:

in ₹ crore

| Particulars | Amortized cost | Financial assets / liabilities at fair value through profit or loss | | Financial assets / liabilities at fair value through OCI | | Total carrying value | Total fair value |
|---|---|---|---|---|---|---|---|
| | | Designated upon initial recognition | Mandatory | Equity instruments designated upon initial recognition | Mandatory | | |
| Assets | | | | | | | |
| Cash and cash equivalents *(Refer to Note 2.8)* | 19,568 | – | – | – | – | 19,568 | 19,568 |
| Investments *(Refer to Note 2.4)* | | | | | | | |
| Equity and preference securities | – | – | 23 | 100 | – | 123 | 123 |
| Tax-free bonds and government bonds | 1,911 | – | – | – | – | 1,911 | (1)2,125 |
| Liquid mutual fund units | – | – | 1,786 | – | – | 1,786 | 1,786 |
| Non-convertible debentures | – | – | – | – | 3,266 | 3,266 | 3,266 |
| Government securities | – | – | – | – | 724 | 724 | 724 |
| Commercial paper | – | – | – | – | 495 | 495 | 495 |
| Certificates of deposit | – | – | – | – | 2,482 | 2,482 | 2,482 |
| Other investments | – | – | 16 | – | – | 16 | 16 |
| Fixed maturity plan securities | – | – | 458 | – | – | 458 | 458 |
| Trade receivables *(Refer to Note 2.7)* | 14,827 | – | – | – | – | 14,827 | 14,827 |
| Loans *(Refer to Note 2.5)* | 260 | – | – | – | – | 260 | 260 |
| Other financials assets *(Refer to Note 2.6)*(3) | 5,481 | – | 299 | – | 37 | 5,817 | (2)5,733 |
| Total | 42,047 | – | 2,582 | 100 | 7,004 | 51,733 | 51,863 |
| Liabilities | | | | | | | |
| Trade payables | 1,655 | – | – | – | – | 1,655 | 1,655 |
| Other financial liabilities *(Refer to Note 2.12)* | 8,731 | – | 205 | – | – | 8,936 | 8,936 |
| Total | 10,386 | – | 205 | – | – | 10,591 | 10,591 |

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on tax-free bonds and government bonds

(3) Excludes unbilled revenue for fixed-price development contracts where right to consideration is conditional on factors other than passage of time

The carrying value and fair value of financial instruments by categories as at March 31, 2018 were as follows:

in ₹ crore

| Particulars | Amortized cost | Financial assets / liabilities at fair value through profit or loss | | Financial assets / liabilities at fair value through OCI | | Total carrying value | Total fair value |
|---|---|---|---|---|---|---|---|
| | | Designated upon initial recognition | Mandatory | Equity instruments designated upon initial recognition | Mandatory | | |
| Assets | | | | | | | |
| Cash and cash equivalents *(Refer to Note 2.8)* | 19,818 | – | – | – | – | 19,818 | 19,818 |
| Investments *(Refer to Note 2.4)* | | | | | | | |
| Equity and preference securities | – | – | – | 138 | – | 138 | 138 |
| Tax-free bonds and government bonds | 1,897 | – | – | – | – | 1,897 | (1)2,151 |
| Liquid mutual fund units | – | – | 81 | – | – | 81 | 81 |
| Non-convertible debentures | – | – | – | – | 3,978 | 3,978 | 3,978 |
| Certificates of deposit | – | – | – | – | 5,269 | 5,269 | 5,269 |
| Commercial paper | – | – | – | – | 293 | 293 | 293 |
| Convertible promissory note | – | – | 12 | – | – | 12 | 12 |
| Other investments | – | – | 66 | – | – | 66 | 66 |
| Fixed maturity plan securities | – | – | 429 | – | – | 429 | 429 |
| Trade receivables *(Refer to Note 2.7)* | 13,142 | – | – | – | – | 13,142 | 13,142 |
| Loans *(Refer to Note 2.5)* | 275 | – | – | – | – | 275 | 275 |
| Other financial assets *(Refer to Note 2.6)* | 6,952 | – | 4 | – | 12 | 6,968 | (2)6,884 |
| Total | 42,084 | – | 592 | 138 | 9,552 | 52,366 | 52,536 |
| Liabilities | | | | | | | |
| Trade payables | 694 | – | – | – | – | 694 | 694 |
| Other financial liabilities *(Refer to Note 2.12)* | 5,442 | – | 93 | – | 3 | 5,538 | 5,538 |
| Total | 6,136 | – | 93 | – | 3 | 6,232 | 6,232 |

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on tax-free bonds and government bonds

## Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2019 is as follows:

in ₹ crore

| Particulars | As at March 31, 2019 | Fair value measurement at end of the reporting period using | | |
|---|---|---|---|---|
| | | Level 1 | Level 2 | Level 3 |
| Assets | | | | |
| Investments in liquid mutual funds *(Refer to Note 2.4)* | 1,786 | 1,786 | – | – |
| Investments in tax-free bonds *(Refer to Note 2.4)* | 2,107 | 1,836 | 271 | – |
| Investments in government bonds *(Refer to Note 2.4)* | 18 | 18 | – | – |
| Investments in equity instruments *(Refer to Note 2.4)* | 11 | – | – | 11 |
| Investments in preference securities *(Refer to Note 2.4)* | 112 | – | – | 112 |
| Investments in non-convertible debentures *(Refer to Note 2.4)* | 3,266 | 1,780 | 1,486 | – |
| Investments in certificates of deposit *(Refer to Note 2.4)* | 2,482 | – | 2,482 | – |
| Investment in government securities | 724 | 724 | – | – |
| Investments in fixed maturity plan securities *(Refer to Note 2.4)* | 458 | – | 458 | – |
| Investment in commercial paper | 495 | – | 495 | – |
| Other investments *(Refer to Note 2.4)* | 16 | – | – | 16 |

| Particulars | As at March 31, 2019 | Fair value measurement at end of the reporting period using | | |
|---|---|---|---|---|
| | | Level 1 | Level 2 | Level 3 |
| Derivative financial instruments - gain on outstanding foreign currency forward and options contracts *(Refer to Note 2.6)* | 336 | – | 336 | – |
| Liabilities | | | | |
| Derivative financial instruments - loss on outstanding foreign currency forward and options contracts *(Refer to Note 2.12)* | 15 | – | 15 | – |
| Liability towards contingent consideration (Refer to Note 2.12)[1] | 190 | – | – | 190 |

[1] Discount rate pertaining to contingent consideration ranges from 9% to 16%.

During the year ended March 31, 2019, tax-free bonds and non-convertible debentures of ₹336 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and ₹746 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2018 was as follows:

in ₹ crore

| Particulars | As at March 31, 2018 | Fair value measurement at end of the reporting period using | | |
|---|---|---|---|---|
| | | Level 1 | Level 2 | Level 3 |
| Assets | | | | |
| Investments in liquid mutual funds *(Refer to Note 2.4)* | 81 | 81 | – | – |
| Investments in tax-free bonds *(Refer to Note 2.4)* | 2,150 | 1,878 | 272 | – |
| Investments in government bonds *(Refer to Note 2.4)* | 1 | 1 | – | – |
| Investments in equity instruments *(Refer to Note 2.4)* | 22 | – | – | 22 |
| Investments in preference securities *(Refer to Note 2.4)* | 116 | – | – | 116 |
| Investments in non-convertible debentures *(Refer to Note 2.4)* | 3,978 | 2,695 | 1,283 | – |
| Investments in certificates of deposit *(Refer to Note 2.4)* | 5,269 | – | 5,269 | – |
| Investments in commercial paper *(Refer to Note 2.4)* | 293 | – | 293 | – |
| Investments in fixed maturity plan securities *(Refer to Note 2.4)* | 429 | – | 429 | – |
| Investments in convertible promissory note *(Refer to Note 2.4)* | 12 | – | – | 12 |
| Other investments *(Refer to Note 2.4)* | 66 | – | – | 66 |
| Derivative financial instruments - gain on outstanding foreign currency forward and options contracts *(Refer to Note 2.6)* | 16 | – | 16 | – |
| Liabilities | | | | |
| Derivative financial instruments - loss on outstanding foreign currency forward and options contracts *(Refer to Note 2.12)* | 42 | – | 42 | – |
| Liability towards contingent consideration *(Refer to Note 2.12)*[1] | 54 | – | – | 54 |

[1] Discounted contingent consideration at 10%

During the year ended March 31, 2018, tax-free bonds and non-convertible debentures of ₹1,797 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and ₹850 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

## Financial risk management

### Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange-related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

### Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the US and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group's operations are adversely affected as the rupee appreciates / depreciates against these currencies.

The foreign currency risk from monetary assets and liabilities as at March 31, 2019 is as follows:

in ₹ crore

| Particulars | USD | Euro | GBP | AUD | Other currencies | Total |
|---|---|---|---|---|---|---|
| Cash and cash equivalents | 1,640 | 266 | 110 | 213 | 1,113 | 3,342 |
| Trade receivables | 9,950 | 1,844 | 1,025 | 527 | 971 | 14,317 |
| Other financial assets , loans and other current assets | 4,189 | 873 | 285 | 310 | 748 | 6,405 |
| Trade payables | (708) | (128) | (139) | (80) | (107) | (1,162) |
| Other financial liabilities | (4,201) | (560) | (217) | (382) | (759) | (6,119) |
| Net assets / (liabilities) | 10,870 | 2,295 | 1,064 | 588 | 1,966 | 16,783 |

The foreign currency risk from monetary assets and liabilities as at March 31, 2018 was as follows:

in ₹ crore

| Particulars | USD | Euro | GBP | AUD | Other currencies | Total |
|---|---|---|---|---|---|---|
| Cash and cash equivalents | 1,287 | 218 | 147 | 353 | 1,192 | 3,197 |
| Trade receivables | 8,317 | 1,751 | 845 | 788 | 781 | 12,482 |
| Other financial assets (including loans) | 2,636 | 663 | 330 | 173 | 470 | 4,272 |
| Trade payables | (273) | (81) | (114) | (30) | (58) | (556) |
| Other financial liabilities | (2,289) | (417) | (215) | (273) | (596) | (3,790) |
| Net assets / (liabilities) | 9,678 | 2,134 | 993 | 1,011 | 1,789 | 15,605 |

## Sensitivity analysis between Indian rupee and US dollar

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Impact on the Group's incremental operating margins | 0.47% | 0.50% |

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

## Derivative financial instruments

The Group holds derivative financial instruments such as foreign currency forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and options contracts are as follows:

| Particulars | As at March 31, 2019 | | As at March 31, 2018 | |
|---|---|---|---|---|
| | In million | In ₹ crore | In million | In ₹ crore |
| Derivatives designated as cash flow hedges | | | | |
| Options contracts | | | | |
| In Australian dollars | 120 | 588 | 60 | 300 |
| In Euro | 135 | 1,049 | 100 | 808 |
| In United Kingdom Pound Sterling | 25 | 226 | 20 | 184 |
| Other derivatives | | | | |
| Forward contracts | | | | |
| In Australian dollars | 8 | 37 | 5 | 25 |
| In Canadian dollars | 13 | 68 | 20 | 99 |
| In Euro | 176 | 1,367 | 91 | 735 |
| In Japanese Yen | 550 | 34 | 550 | 34 |
| In New Zealand Dollar | 16 | 75 | 16 | 76 |
| In Norwegian Krone | 40 | 32 | 40 | 34 |
| In Singapore Dollar | 140 | 716 | 5 | 25 |
| In South African Rand | – | – | 25 | 14 |
| In Swedish Krona | 50 | 37 | 50 | 40 |
| In Swiss Franc | 25 | 172 | 21 | 146 |
| In US Dollar | 955 | 6,608 | 623 | 4,061 |
| In United Kingdom Pound Sterling | 80 | 724 | 51 | 466 |

| Particulars | As at March 31, 2019 | | As at March 31, 2018 | |
|---|---|---|---|---|
| | In million | In ₹ crore | In million | In ₹ crore |
| Options contracts | | | | |
| In Australian Dollar | 10 | 49 | 20 | 100 |
| In Canadian Dollar | 13 | 69 | – | – |
| In Euro | 60 | 466 | 45 | 363 |
| In Swiss Franc | 5 | 35 | 5 | 33 |
| In US Dollar | 433 | 2,995 | 320 | 2,086 |
| In United Kingdom Pound Sterling | 10 | 91 | 25 | 231 |
| Total forward and options contracts | | 15,438 | | 9,860 |

The foreign exchange forward and options contracts mature within 12 months.

The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date :

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Not later than one month | 4,432 | 2,828 |
| Later than one month and not later than three months | 6,921 | 4,568 |
| Later than three months and not later than one year | 4,085 | 2,464 |
| | 15,438 | 9,860 |

During the year ended March 31, 2019, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedges as at March 31, 2019 are expected to occur and reclassified to the statement of profit or loss within three months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the statement of profit or loss at the time of the hedge relationship rebalancing.

The reconciliation of cash flow hedge reserve for the year ended March 31, 2019 is as follows :

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Gain / (Loss) | | |
| Balance at the beginning of the period | – | 39 |
| Gain / (Loss) recognized in other comprehensive income during the period | 118 | (93) |
| Amount reclassified to profit or loss during the period | (90) | 41 |
| Tax impact on above | (7) | 13 |
| Balance at the end of the period | 21 | – |

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows :

in ₹ crore

| Particulars | As at March 31, 2019 | | As at March 31, 2018 | |
|---|---|---|---|---|
| | Derivative financial asset | Derivative financial liability | Derivative financial asset | Derivative financial liability |
| Gross amount of recognized financial asset / liability | 338 | (17) | 20 | (46) |
| Amount set off | (2) | 2 | (4) | 4 |
| Net amount presented in Balance Sheet | 336 | (15) | 16 | (42) |

### Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to ₹14,827 crore and ₹13,142 crore as at March 31, 2019 and March 31, 2018, respectively and unbilled revenues amounting to ₹5,374 crore and ₹4,261 crore as at March 31, 2019 and March 31, 2018, respectively. Trade receivables and unbilled revenues are typically unsecured and are derived from revenue earned from customers primarily located in the US. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses expected credit loss model to assess the impairment

loss or gain. The Group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The details in respect of percentage of revenues generated from top customer and top 10 customers are as follows:

in %

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Revenue from top customer | 3.6 | 3.4 |
| Revenue from top 10 customers | 19.0 | 19.3 |

### Credit risk exposure

The allowance for lifetime ECL on customer balances for years ended March 31, 2019 and March 31, 2018 was ₹239 crore and ₹34 crore, respectively.

The movement in credit loss allowance on customer balance is as follows:

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Balance at the beginning | 449 | 411 |
| Impairment loss recognized | 239 | 34 |
| Write-offs | (73) | (5) |
| Reclassified from 'Held for Sale' *(Refer to Note 2.1.2)* | – | (1) |
| Translation differences | 12 | 10 |
| Balance at the end | 627 | 449 |

### Credit exposure

The Group's credit period generally ranges from 30-60 days.

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Trade receivables | 14,827 | 13,142 |
| Unbilled revenues | 5,374 | 4,261 |

Days sales outstanding was 66 days and 67 days as at March 31, 2019 and March 31, 2018, respectively.

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial paper, quoted bonds issued by government and quasi-government organizations and non-convertible debentures.

### Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2019, the Group had a working capital of ₹34,240 crore, including cash and cash equivalents of ₹19,568 crore and current investments of ₹6,627 crore. As at March 31, 2018, the Group had a working capital of ₹34,176 crore, including cash and cash equivalents of ₹19,818 crore and current investments of ₹6,407 crore.

As at March 31, 2019 and March 31, 2018, the outstanding compensated absences were ₹1,663 crore and ₹1,469 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

Under the Company's ongoing buyback program, the maximum buyback size is ₹8,260 crore. The Company has bought back shares amounting to ₹797 crore (including transaction costs) till March 31, 2019 (refer to Note 2.11).

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2019 are as follows:

in ₹ crore

| Particulars | Less than 1 year | 1-2 years | 2-4 years | 4-7 years | Total |
|---|---|---|---|---|---|
| Trade payables | 1,655 | – | – | – | 1,655 |
| Other financial liabilities (excluding liability towards acquisition) *(Refer to Note 2.12)* | 8,716 | 11 | 4 | – | 8,731 |
| Liability towards acquisitions on an undiscounted basis (including contingent consideration) *(Refer to Note 2.12)* | 114 | 83 | – | 36 | 233 |

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2018 were as follows:

in ₹ crore

| Particulars | Less than 1 year | 1-2 years | 2-4 years | 4-7 years | Total |
|---|---|---|---|---|---|
| Trade payables | 694 | – | – | – | 694 |
| Other financial liabilities (excluding liability towards acquisition) *(Refer to Note 2.12)* | 5,442 | – | – | – | 5,442 |
| Liability towards acquisitions on an undiscounted basis (including contingent consideration) (Refer to Note 2.12) | 41 | 7 | 7 | – | 55 |

## 2.11 Equity

### Share capital

in ₹ crore, except as otherwise stated

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Authorized | | |
| Equity shares, ₹5 par value 480,00,00,000 (240,00,00,000) equity shares | 2,400 | 1,200 |
| Issued, subscribed and paid-up | | |
| Equity shares, ₹5 par value 433,59,54,462 (217,33,12,301) equity shares fully paid up[(1)(2)] | 2,170 | 1,088 |
| | 2,170 | 1,088 |

Note: Forfeited shares amounted to ₹1,500 (₹1,500)

[(1)] Refer to Note 2.21 for details of basic and diluted shares

[(2)] Net of treasury shares 2,03,24,982 (1,08,01,956)

The Company has only one class of shares referred to as equity shares having a par value of ₹5. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

#### In the period of five years immediately preceding March 31, 2019 :

#### Bonus issue

The Company has allotted 218,41,91,490 fully-paid-up equity shares (including treasury shares) of face value ₹5 each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders through a postal ballot. Record date fixed by the Board of Directors was September 5, 2018. The bonus shares were issued by capitalization of profits transferred from general reserve. A bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one ADS for every ADS held, respectively, have been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

The Company has allotted 114,84,72,332 and 57,42,36,166 fully-paid-up shares of face value ₹5 each during the quarter ended June 30, 2015 and December 31, 2014, pursuant to the bonus issue approved by the shareholders through a postal ballot. For both the bonus issues, a bonus share of one equity share for every equity share held, and a stock dividend of one ADS for every ADS held, respectively, have been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan (RSU) have been adjusted for bonus shares.

The bonus shares once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

#### Update on Capital Allocation Policy and buyback

In line with the Capital Allocation Policy announced in April 2018, the Board, at its meeting held on January 11, 2019, approved the following:

(a) A special dividend of ₹4 per equity share;

(b) A buyback of equity shares from the open market route through Indian stock exchanges of up to ₹8,260 crore (maximum buyback size) at a price not exceeding ₹800 per share (maximum buyback price) subject to shareholders' approval by way of a postal ballot. After the execution of the above, along with the special dividend (including dividend distribution tax) of ₹2,633 crore already paid in June 2018, the Company would complete the distribution of ₹13,000 crore, which was announced as part of its Capital Allocation Policy in April 2018.

The shareholders approved the proposal of buyback of equity shares recommended by its Board of Directors at its meeting held on January 11, 2019 through the postal ballot that concluded on March 12, 2019. At the maximum buyback price of ₹800 per equity share and the maximum buyback size of ₹8,260 crore, the indicative maximum number of equity shares bought back would be 10,32,50,000 equity shares (maximum buyback shares) comprising approximately 2.36% of the paid-up equity share capital of the Company as of March 12, 2019 (the date of conclusion of the postal ballot for approval for buyback).

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The Company will fund the buyback from its free reserves. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and is expected to be completed by September 2019. During the year ended March 31, 2019, 1,26,52,000 equity shares were purchased from the stock exchange which includes 18,18,000 shares which have been purchased but not extinguished as of March 31, 2019 and 36,36,000 shares which have been purchased but have not been settled and therefore not extinguished as of March 31, 2019. In accordance with Section 69 of the Companies Act, 2013, during the year ended March 31, 2019, the Company

has created 'Capital Redemption Reserve' of ₹5 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buy back its fully-paid-up equity shares of face value of ₹5 each from the eligible equity shareholders of the Company for an amount not exceeding ₹13,000 crore. The shareholders approved the said proposal of buyback of equity shares through the postal ballot that concluded on October 7, 2017. The buyback offer comprised a purchase of 11,30,43,478 equity shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of ₹1,150 per equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the record date by cancelling ADSs and withdrawing underlying equity shares) of the Company as on the record date (i.e. November 1, 2017) on a proportionate basis through the 'tender offer' route. The Company concluded the buyback procedures on December 27, 2017 and 11,30,43,478 equity shares were extinguished. The Company has utilized its securities premium and general reserve for the buyback of its shares. In accordance with Section 69 of the Companies Act, 2013, the Company has created a Capital Redemption Reserve of ₹56 crore equal to the nominal value of the shares bought back as an appropriation from the general reserve during the year ended March 31, 2018.

The Company's objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As at March 31, 2019, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

### Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as credit against dividend distribution tax payable by Infosys Limited.

Effective fiscal 2018, the Company's policy is to pay out up to 70% of the free cash flow of the corresponding financial year in such manner (including by way of dividend and / or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS. Dividend payout includes dividend distribution tax.

The amount of per share dividend recognized as distribution to equity shareholders:

in ₹

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Special dividend for fiscal 2019 | 4.00 | – |
| Interim dividend for fiscal 2019 | 7.00 | – |
| Final dividend for fiscal 2018 | 10.25 | – |
| Special dividend for fiscal 2018 | 5.00 | – |
| Interim dividend for fiscal 2018 | – | 6.50 |
| Final Dividend for fiscal 2017 | – | 7.38 |

Note: Dividend per equity share disclosed in the above table represents dividends declared previously, retrospectively adjusted for the September 2018 bonus issue.

During the year ended March 31, 2019 on account of the final dividend for fiscal 2018, special dividend for fiscal 2018 and fiscal 2019 and interim dividend for fiscal 2019 the Company has incurred a net cash outflow of ₹13,705 crore (excluding dividend paid on treasury shares) inclusive of dividend distribution tax.

The Board of Directors, at its meeting on April 12, 2019, recommended a final dividend of ₹10.50 per equity share for the financial year ended March 31, 2019. This payment is subject to the approval of shareholders in the ensuing Annual General Meeting of the Company, to be held on June 22, 2019 and if approved, would result in a net cash outflow of approximately ₹5,483 crore, (excluding dividend paid on treasury shares) including dividend distribution tax. The final dividend of ₹10.50 per equity share and the resultant expected cash outflow is based on the outstanding number of shares after considering shares bought back by the Company subsequent to the year ended March 31, 2019.

The details of shareholder holding more than 5% shares as at March 31, 2019 and March 31, 2018 are as follows:

| Name of the shareholder | As at March 31, 2019 | | As at March 31, 2018 | |
|---|---|---|---|---|
| | No. of shares | % held | No. of shares | % held |
| Deutsche Bank Trust Company Americas (Depository of ADRs – legal ownership) | 74,62,54,648 | 17.11 | 75,98,11,718 | 17.39 |
| Life Insurance Corporation of India | 25,43,32,376 | 5.83 | 29,90,28,034 | 6.85 |

Information in the table above is adjusted for the September 2018 bonus issue

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore, except as stated otherwise

| Particulars | As at March 31, 2019 | | As at March 31, 2018 | |
|---|---|---|---|---|
| | No. of shares | Amount | No. of shares | Amount |
| At the beginning of the period | 217,33,12,301 | 1,088 | 228,56,55,150 | 1,144 |
| *Add:* Shares issued on exercise of employee stock options – before bonus issue | 3,92,528 | – | 7,00,629 | – |
| *Add:* Bonus shares issued | 217,37,04,829 | 1,088 | – | – |
| *Add:* Shares issued on exercise of employee stock options – after bonus issue | 11,96,804 | – | – | – |
| *Less:* Shares bought back [(1)(2)] | 1,26,52,000 | 6 | 11,30,43,478 | 56 |
| At the end of the period | 433,59,54,462 | 2,170 | 217,33,12,301 | 1,088 |

(1) Includes 18,18,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 and have not been extinguished as of March 31, 2019

(2) Includes 36,36,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 but have not been settled and therefore not extinguished as of March 31, 2019

### Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

### Securities premium

The amount received in excess of the par value has been classified as securities premium. Additionally, share-based compensation recognized in net profit in the Consolidated Statement of Profit and Loss is credited to securities premium.

### Other components of equity

Other components of equity consist of currency translation, remeasurement of net defined benefit liability / asset, cumulative impact on reversal of unrealized gain on quoted debt securities on adoption of Ind AS 109, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

## Employee Stock Option Plan (ESOP)

## Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit using fair value in accordance with Ind AS 102, *Share-Based Payment*. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately-vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

### 2015 Stock Incentive Compensation Plan ("the 2015 Plan") (formerly 2011 RSU Plan):

On March 31, 2016, pursuant to the approval by the shareholders through a postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will vest over a period of four years and the Company expects to grant the instruments under the 2015 Plan over the period of four to seven years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

Consequent to the September 2018 bonus issue, all outstanding options granted under the stock option plan have been adjusted for bonus shares. Unless otherwise stated, all the prior period share numbers, share prices and weighted average exercise prices in this note have been adjusted to give effect to the September 2018 bonus issue.

Controlled trust holds 2,03,24,982 and 1,08,01,956 shares (not adjusted for the September 2018 bonus issue) as at March 31, 2019 and March 31, 2018, respectively under the 2015 Plan. Out of these shares, 2,00,000 and 1,00,000 (not adjusted for the September 2018 bonus issue) equity shares have been earmarked for welfare activities of the employees as at March 31, 2019 and March 31, 2018, respectively.

The summary of grants during the years ended March 31, 2019 and March 31, 2018 under the 2015 Plan is as follows:

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| RSUs | | |
| Salil Parekh, CEO & MD (*Refer to Note 1 below*) | 2,60,130 | 2,26,048 |
| U.B. Pravin Rao, COO & WTD | 68,250 | 54,500 |
| Dr. Vishal Sikka[(1)] | – | 5,40,448 |
| Other KMP | 3,47,150 | 5,46,200 |
| Employees other than KMP | 36,65,170 | 31,94,020 |
| | 43,40,700 | 45,61,216 |
| ESOPs | | |
| U.B. Pravin Rao, COO & WTD | – | 86,000 |
| Dr. Vishal Sikka[(1)] | – | 661,050 |
| Other KMP | – | 88,900 |
| Employees other than KMP | – | 147,200 |
| | – | 983,150 |
| Incentive units – cash-settled | | |
| Other employees | 74,090 | 100,080 |
| | 74,090 | 100,080 |
| Total grants | 44,14,790 | 56,44,446 |

Information in the table above is adjusted for the September 2018 bonus issue

(1) Upon Dr. Vishal Sikka's resignation from his roles of the Company, the unvested RSUs and ESOPs have been forfeited

### 1. Stock incentives granted to Salil Parekh, CEO & MD

Pursuant to the approval of the shareholders through a postal ballot on February 20, 2018, Salil Parekh (CEO & MD) is eligible to receive under the 2015 Plan:

a) an annual grant of RSUs of fair value ₹3.25 crore which will vest over time in three equal annual installments upon completion of each year of service from the respective grant date

b) a one-time grant of RSUs of fair value ₹9.75 crore which will vest over time in two equal annual installments upon completion of each year of service from the grant date, and

c) annual grant of performance-based RSUs of fair value ₹13 crore which will vest after completion of three years, the first of which concludes on March 31, 2021, subject to the achievement of performance targets set by the Board or its committee.

The Board, based on the recommendations of the nomination and remuneration committee, approved on February 27, 2018, the annual time-based grant for fiscal 2018 of 56,512 RSUs (adjusted for the September 2018 bonus issue) and the one-time time-based grant of 1,69,536 RSUs (adjusted for the September 2018 bonus issue) The grants were made effective February 27, 2018.

Further, the Board, based on the recommendations of the nomination and remuneration committee, granted 217,200 performance-based RSUs (adjusted for the September 2018 bonus issue) to Salil Parekh effective May 2, 2018. The grants would vest upon successful completion of three full fiscal years with the Company concluding on March 31, 2021 and will be determined based on the achievement of certain performance targets for the said three-year period.

The Board, based on the recommendations of the nomination and remuneration committee, approved on January 11, 2019, the annual time-based grant for fiscal 2019 of 42,930 RSUs. The grants was made effective February 1, 2019.

Though the annual time-based grants for the remaining employment term ending on March 31, 2023 have not been granted as at March 31, 2019, since the service commencement date precedes the grant date, the Company has recorded employment stock compensation expense in accordance with Ind AS 102, *Share-based Payment*.

The RSUs and stock options would vest generally over a period of four years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

As at March 31, 2019 and March 31, 2018, incentive units were outstanding (net of forfeitures) 1,77,454 and 2,23,514 (adjusted for the September 2018 bonus issue), respectively.

The break-up of employee stock compensation expense is as follows:

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Granted to: | | |
| KMP(2) | 33 | (13) |
| Employees other than KMP | 169 | 97 |
| Total(1) | 202 | 84 |
| (1) Cash-settled stock compensation expense included above | 5 | 5 |

(2) Included a reversal of stock compensation cost of ₹35 crore recorded during the three months ended September 30, 2017 towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation

The carrying value of liability towards cash-settled share-based payments was ₹9 crore and ₹6 crore as at March 31, 2019 and March 31, 2018, respectively.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share-based payment transactions during the years ended March 31, 2019 and March 31, 2018 is as follows:

| Particulars | Year ended March 31, 2019 | | Year ended March 31, 2018 | |
|---|---|---|---|---|
| | Shares arising out of options | Weighted average exercise price (₹) | Shares arising out of options | Weighted average exercise price (₹) |
| 2015 Plan: RSUs | | | | |
| Outstanding at the beginning | 75,00,818 | 2.50 | 59,22,746 | 2.50 |
| Granted | 43,40,700 | 3.84 | 45,61,216 | 2.50 |
| Exercised | 18,64,510 | 2.50 | 12,96,434 | 2.50 |
| Forfeited and expired | 7,95,810 | 2.61 | 16,86,710 | 2.50 |
| Outstanding at the end | 91,81,198 | 3.13 | 75,00,818 | 2.50 |
| Exercisable at the end | 2,35,256 | 2.50 | 48,410 | 2.50 |
| 2015 Plan: ESOPs | | | | |
| Outstanding at the beginning | 19,33,826 | 493 | 23,95,300 | 496 |
| Granted | – | – | 9,83,150 | 472 |
| Exercised | 1,17,350 | 515 | 1,04,824 | 492 |
| Forfeited and expired | 1,93,300 | 521 | 13,39,800 | 481 |
| Outstanding at the end | 16,23,176 | 516 | 19,33,826 | 493 |
| Exercisable at the end | 6,98,500 | 517 | 3,93,824 | 496 |

Information in the table above is adjusted for the September 2018 bonus issue.

During the years ended March 31, 2019 and March 31, 2018, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was ₹701 and ₹496 (adjusted for the September 2018 bonus issue), respectively.

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2019 is as follows:

| Range of exercise prices per share (₹) | Options outstanding | | |
|---|---|---|---|
| | No. of shares arising out of options | Weighted average remaining contractual life | Weighted average exercise price (₹) |
| 2015 Plan | | | |
| 0-5 (RSU) | 91,81,198 | 1.70 | 3.13 |
| 450-600 (ESOP) | 16,23,176 | 5.04 | 516 |
| | 1,08,04,374 | 2.20 | 80 |

Information in the table above is adjusted for the September 2018 bonus issue.

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2018 was as follows:

| Range of exercise prices per share (₹) | Options outstanding | | |
|---|---|---|---|
| | No. of shares arising out of options | Weighted average remaining contractual life | Weighted average exercise price (₹) |
| 2015 Plan | | | |
| 0-2.50 (RSU) | 75,00,818 | 1.89 | 2.50 |
| 450-600 (ESOP) | 19,33,826 | 6.60 | 493 |
| | 94,34,644 | 2.57 | 104 |

Information in the table above is adjusted for the September 2018 bonus issue.

The fair value of each equity-settled award is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

| Particulars | For options granted in fiscal 2019 | |
|---|---|---|
| | Equity shares – RSU | ADS – RSU |
| Weighted average share price (₹) / ($-ADS)[1] | 696 | 10.77 |
| Exercise price (₹) / ($-ADS)[1] | 3.31 | 0.06 |
| Expected volatility (%) | 21-25 | 22-26 |
| Expected life of the option (years) | 1-4 | 1-4 |
| Expected dividends (%) | 2.65 | 2.65 |
| Risk-free interest rate (%) | 7-8 | 2-3 |
| Weighted average fair value as on grant date (₹) / ($-ADS)[1] | 648 | 10.03 |

| Particulars | For options granted in fiscal 2018 | | | |
|---|---|---|---|---|
| | Equity shares – RSU | Equity shares – ESOP | ADS – RSU | ADS – ESOP |
| Weighted average share price (₹) / ($-ADS)[1] | 572 | 461 | 8.31 | 7.32 |
| Exercise price (₹) / ($-ADS)[1] | 2.50 | 459 | 0.04 | 7.33 |
| Expected volatility (%) | 20-25 | 25-28 | 21-26 | 25-31 |
| Expected life of the option (years) | 1-4 | 3-7 | 1-4 | 3-7 |
| Expected dividends (%) | 2.78 | 2.78 | 2.74 | 2.74 |
| Risk-free interest rate (%) | 6-7 | 6-7 | 1-2 | 1-2 |
| Weighted average fair value as on grant date (₹) / ($-ADS)[1] | 533 | 127 | 7.74 | 1.47 |

[1] Adjusted for the September 2018 bonus issue

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behavior of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

## 2.12 Other financial liabilities

in ₹ crore

| Particulars | As at March 31, 2019 | 2018 |
|---|---|---|
| **Non-current** | | |
| Others | | |
| Accrued compensation to employees[1] | 15 | – |
| Compensated absences | 44 | 48 |
| Payable for acquisition of business *(Refer to Note 2.1.1)*[2] | | |
| Contingent consideration | 88 | 13 |
| Total non-current other financial liabilities | 147 | 61 |
| **Current** | | |
| Unpaid dividends[1] | 29 | 22 |
| Others | | |
| Accrued compensation to employees[1] | 2,572 | 2,509 |
| Accrued expenses[1] | 3,319 | 2,452 |
| Retention monies[1] | 112 | 132 |
| Payable for acquisition of business | | |
| Contingent consideration *(Refer to Note 2.1.1)*[2] | 102 | 41 |
| Payable by controlled trusts[1] | 168 | 139 |
| Financial liability relating to buyback *(Refer to Note 2.11)*[1] | 1,202 | – |
| Compensated absences | 1,619 | 1,421 |
| Foreign currency forward and options contracts[2][3] | 15 | 42 |
| Capital creditors[1] | 676 | 155 |
| Other payables[1] | 638 | 33 |
| Total current other financial liabilities | 10,452 | 6,946 |
| Total other financial liabilities | 10,599 | 7,007 |
| [1] Financial liability carried at amortized cost | 8,731 | 5,442 |
| [2] Financial liability carried at fair value through profit or loss | 205 | 93 |
| [3] Financial liability carried at fair value through other comprehensive income | – | 3 |
| Contingent consideration on undiscounted basis | 233 | 55 |

In accordance with Ind AS 32, *Financial Instruments: Presentation*, the Company has recorded a financial liability of ₹1,202 crore for the obligation to acquire its own equity shares to the extent of standing instructions provided to its registered broker for the buyback as of March 31, 2019 (refer to Note 2.11). The financial liability is recognized at the present value of the maximum amount that the Company would be required to pay to the registered broker for buyback, with a corresponding debit in general reserve / retained earnings.

## 2.13 Other liabilities

in ₹ crore

| Particulars | As at March 31, 2019 | 2018 |
|---|---|---|
| **Non-current** | | |
| Others | | |
| Deferred income – government grant on land use rights | 42 | 44 |
| Accrued gratuity *(Refer to Note 2.20.1)* | 30 | 28 |
| Deferred rent | 174 | 151 |
| Deferred income | 29 | 36 |
| Total non-current other liabilities | 275 | 259 |
| **Current** | | |
| Unearned revenue | 2,809 | 2,295 |
| Client deposit | 26 | 38 |
| Others | | |
| Withholding taxes and others | 1,487 | 1,240 |
| Accrued gratuity *(Refer to Note 2.20.1)* | 2 | – |
| Deferred rent | 63 | 32 |
| Deferred income – government grant on land use rights | 1 | 1 |
| Total current other liabilities | 4,388 | 3,606 |
| Total other liabilities | 4,663 | 3,865 |

## 2.14 Provisions

### Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

### a. Post-sales client support

The Group provides its clients with a fixed-period post-sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time-related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

### b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

### Provision for post-sales client support and other provisions

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Current | | |
| Others | | |
| Post-sales client support and other provisions | 576 | 492 |
| Total provisions | 576 | 492 |

The movement in the provision for post-sales client support and other provisions is as follows:

in ₹ crore

| Particulars | Year ended March 31, 2019 |
|---|---|
| Balance at the beginning | 492 |
| Provision recognized / (reversed) | 168 |
| Provision utilized | (112) |
| Exchange difference | 28 |
| Balance at the end | 576 |

Provision for post-sales client support and other provisions are expected to be utilized over a period of six months to one year.

## 2.15 Income taxes

### Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to the securities premium.

Income tax expense in the Consolidated Statement of Profit and Loss comprises:

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Current taxes | 5,727 | 4,581 |
| Deferred taxes | (96) | (340) |
| Income tax expense | 5,631 | 4,241 |

During the quarter ended March 31, 2019, the Company entered into an Advance Pricing Agreement (APA) in overseas jurisdictions resulting in a reversal of income tax expense of ₹94 crore which pertained to prior periods.

In December 2017, the Company had concluded an APA with the US Internal Revenue Service (IRS) for the US branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company's US branch operations. In accordance with the APA, the Company had reversed income tax expense provision of US$ 225 million (₹ 1,432 crore) which pertained to previous periods which are no longer required. The Company had to pay an adjusted amount of US$ 223 million (approximately ₹ 1,424 crore) due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. The Company has paid US$ 215 million (₹ 1,455 crore).

Further, the "Tax Cuts and Jobs Act (H.R. 1)" was signed into law on December 22, 2017 ("US tax reforms"). The US tax reforms has reduced federal tax rates from 35% to 21% effective January 1, 2018, among other measures.

Additionally, income tax expense for the years ended March 31, 2019 and March 31, 2018 includes reversals (net of provisions) of ₹ 129 crore and ₹ 291 crore, respectively. These reversals pertain to prior periods on account of adjudication of certain disputed matters in favor of the Company across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Profit before income taxes | 21,041 | 20,270 |
| Enacted tax rates in India | 34.94% | 34.61% |
| Computed expected tax expense | 7,353 | 7,015 |
| Tax effect due to non-taxable income for Indian tax purposes | (2,705) | (2,068) |
| Overseas taxes | 719 | 701 |

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Tax provision (reversals) | (176) | (1,617) |
| Effect of exempt non-operating income | (58) | (66) |
| Effect of unrecognized deferred tax assets | 92 | 188 |
| Effect of differential overseas tax rates | (1) | 52 |
| Effect of non-deductible expenses | 353 | 57 |
| Branch profit tax (net of credits) | 25 | (210) |
| Subsidiary dividend distribution tax | – | 172 |
| Others | 29 | 17 |
| Income tax expense | 5,631 | 4,241 |

The applicable Indian corporate statutory tax rate for the years ended March 31, 2019 and March 31, 2018 is 34.94% and 34.61%, respectively. The increase in the corporate statutory tax rate to 34.94% is consequent to changes made in the Finance Act, 2018.

The foreign tax expense is due to income taxes payable overseas principally in the US. In India, the Group has benefited from certain tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones (SEZs) Act, 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Group for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income-tax Act, 1961.

Entire deferred income tax for the years ended March 31, 2019 and March 31, 2018 relates to origination and reversal of temporary differences except for a credit of ₹155 crore (on account of US tax reforms explained above), for year ended March 31, 2018.

During the year ended March 31, 2018, the Company received ₹846 crore as dividend from its majority-owned subsidiary. Dividend distribution tax paid by the subsidiary on such dividend has been reduced as credit against dividend distribution tax payable by Infosys. Accordingly, the Group has recorded a charge of ₹172 crore as income tax expense during the year ended March 31, 2018.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the US to the extent its US branch's net profit during the year is greater than the increase in the net assets of the US branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2019, Infosys' US branch net assets amounted to approximately ₹5,196 crore. As at March 31, 2019, the Company has a deferred tax liability for BPT of ₹201 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Other income for the years ended March 31, 2019 and March 31, 2018 includes interest on income tax refund of ₹51 crore and ₹262 crore, respectively.

Deferred income tax liabilities have not been recognized on temporary differences amounting to ₹6,007 crore and ₹5,045 crore as at March 31, 2019 and March 31, 2018, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of ₹2,624 crore and ₹1,936 crore as at March 31, 2019 and March 31, 2018, respectively, as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future. The balance as at March 31, 2018 excludes the accumulated losses of the disposal groups classified under 'Held for Sale'. (Refer to Note 2.1.2)

The details of expiration of unused tax losses are as follows:

in ₹ crore

| Year | As at March 31, 2019 |
|---|---|
| 2020 | 173 |
| 2021 | 80 |
| 2022 | 142 |
| 2023 | 198 |
| 2024 | 187 |
| Thereafter | 1,844 |
| Total | 2,624 |

The details of income tax assets and income tax liabilities as at March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Income tax assets | 6,743 | 6,070 |
| Current income tax liabilities | 1,567 | 2,043 |
| Net current income tax asset / (liability) at the end | 5,176 | 4,027 |

The movement in gross current income tax asset / (liability) for the years ended March 31, 2019 and March 31, 2018 is as follows:

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Net current income tax asset / (liability) at the beginning | 4,027 | 1,831 |
| Translation differences | (1) | – |
| Income tax paid | 6,832 | 6,829 |
| Current income tax expense | (5,727) | (4,581) |

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Reclassified under assets held for sale *(Refer to Note 2.1.2)* | 23 | (35) |
| Reclassified from held for sale *(Refer to Note 2.1.2)* | 13 | – |
| Income tax benefit arising on exercise of stock options | 8 | – |
| Additions through business combination | (9) | – |
| Tax impact on buyback expenses | 4 | – |
| Income tax on other comprehensive income | 6 | (17) |
| Net current income tax asset / (liability) at the end | 5,176 | 4,027 |

The movement in gross deferred income tax assets and liabilities (before set-off) for the year ended March 31, 2019 is as follows:

in ₹ crore

| Particulars | Carrying value as at April 1, 2018 | Changes through profit and loss | Addition through business combination | Changes through OCI | Reclassified from held for sale, net | Translation difference | Carrying value as at March 31, 2019 |
|---|---|---|---|---|---|---|---|
| Deferred income tax assets | | | | | | | |
| Property, plant and equipment | 215 | 46 | – | – | 1 | – | 262 |
| Accrued compensation to employees | 12 | 16 | – | – | 2 | 1 | 31 |
| Trade receivables | 141 | 35 | – | – | – | – | 176 |
| Compensated absences | 366 | 29 | – | – | 2 | – | 397 |
| Post-sales client support | 98 | 5 | – | – | – | 1 | 104 |
| Derivative financial instruments | 13 | (14) | – | 4 | – | 1 | 4 |
| Intangibles | 9 | 6 | – | – | – | 1 | 16 |
| Credits related to branch profits | 341 | (22) | – | – | – | 21 | 340 |
| Others | 117 | 75 | – | 9 | 33 | (8) | 226 |
| Total deferred income tax assets | 1,312 | 176 | – | 13 | 38 | 17 | 1,556 |
| Deferred income tax liabilities | | | | | | | |
| Intangible asset | (38) | 63 | (56) | – | (86) | (11) | (128) |
| Branch profit tax | (505) | (3) | – | – | – | (33) | (541) |
| Derivative financial instruments | (2) | (97) | – | (11) | – | – | (110) |
| Others | (26) | (43) | (8) | (1) | (5) | 6 | (77) |
| Total deferred income tax liabilities | (571) | (80) | (64) | (12) | (91) | (38) | (856) |

The movement in gross deferred income tax assets and liabilities (before set-off) for the year ended March 31, 2018 was as follows:

in ₹ crore

| Particulars | Carrying value as at April 1, 2017 | Changes through profit and loss | Addition through business combination | Changes through OCI | Reclassified under held for sale, net | Translation difference | Carrying value as at March 31, 2018 |
|---|---|---|---|---|---|---|---|
| Deferred income tax assets | | | | | | | |
| Property, plant and equipment | 138 | 78 | – | – | (1) | – | 215 |
| Computer software | 40 | (41) | – | – | – | 1 | – |
| Accrued compensation to employees | 57 | (42) | – | – | (2) | (1) | 12 |
| Trade receivables | 136 | 4 | – | – | – | 1 | 141 |
| Compensated absences | 374 | (10) | – | – | (2) | 4 | 366 |
| Post-sales client support | 97 | 2 | – | – | – | (1) | 98 |
| Derivative financial instruments | – | 13 | – | – | – | – | 13 |
| Intangibles | 22 | (14) | – | – | – | 1 | 9 |
| Credits related to branch profits | – | 334 | – | – | – | 7 | 341 |
| Others | 229 | (70) | – | (14) | (33) | 5 | 117 |

| Particulars | Carrying value as at April 1, 2017 | Changes through profit and loss | Addition through business combination | Changes through OCI | Reclassified under held for sale, net | Translation difference | Carrying value as at March 31, 2018 |
|---|---|---|---|---|---|---|---|
| Total deferred income tax assets | 1,093 | 254 | – | (14) | (38) | 17 | 1,312 |
| Deferred income tax liabilities | | | | | | | |
| Intangible asset | (206) | 85 | (2) | – | 86 | (1) | (38) |
| Branch profit tax | (327) | (172) | – | – | – | (6) | (505) |
| Derivative financial instruments | (86) | 72 | – | 13 | – | (1) | (2) |
| Others | (141) | 101 | – | 13 | 5 | (4) | (26) |
| Total deferred income tax liabilities | (760) | 86 | (2) | 26 | 91 | (12) | (571) |

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows :

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Deferred income tax assets after set-off | 1,372 | 1,282 |
| Deferred income tax liabilities after set-off | (672) | (541) |

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

## 2.16 Revenue from operations

### Accounting policy

The Group derives revenues primarily from business IT services comprising software development and related services, consulting and package implementation and from the licensing of software products and platforms across our core and digital offerings (together called as "software related services").

Effective April 1, 2018, the Group adopted Ind AS 115, *Revenue from Contracts with Customers*, using the cumulative catch-up transition method, applied to contracts that were not completed as at April 1, 2018. In accordance with the cumulative catch-up transition method, the comparatives have not been retrospectively adjusted. The following is a summary of new and / or revised significant accounting policies related to revenue recognition. Refer to Note 1 *Significant Accounting Policies* in the Company's 2018 Annual Report for the policies in effect for revenue prior to April 1, 2018. The effect on adoption of Ind AS 115 was insignificant.

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services.

Arrangements with customers for software-related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts is recognized as the related services are performed and revenue from the end of the last invoicing to the reporting date is recognized as unbilled revenue. Revenue from fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time and where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to the measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

Revenues in excess of invoicing are classified as contract assets (which we refer to as unbilled revenue) while invoicing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, the Group has applied the guidance in Ind AS 115, *Revenue from Contracts with Customers*, by applying the revenue recognition criteria for each distinct performance obligation. The arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group has measured the revenue in respect of each performance obligation of a contract at its relative standalone selling

price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a "right to use" the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a "right to access" is recognized over the access period. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Group has applied the principles under Ind AS 115 to account for revenues from these performance obligations. When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the performance obligation is estimated using the expected cost plus margin approach. Where the license is required to be substantially customized as part of the implementation service, the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably over the period in which the services are rendered.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts / incentives to each of the underlying performance obligation that corresponds to the progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then the discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs.

Deferred contract costs are incremental costs of obtaining a contract which are recognized as assets and amortized over the term of the contract.

Contract modifications are accounted for when additions, deletions or changes are approved either to the contract scope or contract price. The accounting for modifications of contracts involves assessing whether the services added to an existing contract are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch-up basis, while those that are distinct are accounted for prospectively, either as a separate contract, if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price.

The Group presents revenues net of indirect taxes in its Statement of Profit and Loss.

Revenues for the years ended March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Revenue from software services | 78,359 | 66,857 |
| Revenue from products and platforms | 4,316 | 3,665 |
| Total revenue from operations | 82,675 | 70,522 |

## Disaggregate revenue information

The table below presents disaggregated revenues from contracts with customers by geography, offerings and contract-type for each of our business segments. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

For the year ended March 31, 2019:

in ₹ crore

| Particulars | Financial Services (1) | Retail (2) | Communication (3) | Energy, Utilities, Resources and Services | Manufacturing | Hi-Tech | Life Sciences (4) | Others (5) | Total |
|---|---|---|---|---|---|---|---|---|---|
| Revenues by geography | | | | | | | | | |
| North America | 16,052 | 8,792 | 5,579 | 5,867 | 4,336 | 5,914 | 3,066 | 432 | 50,038 |
| Europe | 4,890 | 3,836 | 1,897 | 3,550 | 3,497 | 106 | 2,011 | 155 | 19,942 |
| India | 1,209 | 23 | 56 | 3 | 86 | 137 | 12 | 522 | 2,048 |
| Rest of the world | 4,326 | 905 | 2,894 | 970 | 233 | 20 | 114 | 1,185 | 10,647 |
| Total | 26,477 | 13,556 | 10,426 | 10,390 | 8,152 | 6,177 | 5,203 | 2,294 | 82,675 |
| Revenue by offerings | | | | | | | | | |
| Services | | | | | | | | | |
| Digital | 7,543 | 4,410 | 3,421 | 2,993 | 2,291 | 1,998 | 1,085 | 308 | 24,049 |

| Particulars | Financial Services (1) | Retail(2) | Communication (3) | Energy , Utilities, Resources and Services | Manufacturing | Hi-Tech | Life Sciences(4) | Others (5) | Total |
|---|---|---|---|---|---|---|---|---|---|
| Core | 16,064 | 8,795 | 6,822 | 7,190 | 5,644 | 4,087 | 3,780 | 1,928 | 54,310 |
| Subtotal | 23,607 | 13,205 | 10,243 | 10,183 | 7,935 | 6,085 | 4,865 | 2,236 | 78,359 |
| Products and platforms | | | | | | | | | |
| Digital | 734 | 305 | 177 | 68 | 136 | 86 | 204 | 38 | 1,748 |
| Core | 2,136 | 46 | 6 | 139 | 81 | 6 | 134 | 20 | 2,568 |
| Subtotal | 2,870 | 351 | 183 | 207 | 217 | 92 | 338 | 58 | 4,316 |
| Total | 26,477 | 13,556 | 10,426 | 10,390 | 8,152 | 6,177 | 5,203 | 2,294 | 82,675 |
| Digital | 8,277 | 4,715 | 3,598 | 3,061 | 2,427 | 2,084 | 1,289 | 346 | 25,797 |
| Core | 18,200 | 8,841 | 6,828 | 7,329 | 5,725 | 4,093 | 3,914 | 1,948 | 56,878 |
| Revenues by contract type | | | | | | | | | |
| Fixed-price | 11,600 | 8,571 | 6,330 | 6,033 | 4,178 | 3,148 | 2,430 | 1,136 | 43,426 |
| Time-and-material | 14,877 | 4,985 | 4,096 | 4,357 | 3,974 | 3,029 | 2,773 | 1,158 | 39,249 |
| Total | 26,477 | 13,556 | 10,426 | 10,390 | 8,152 | 6,177 | 5,203 | 2,294 | 82,675 |

(1) Financial Services include enterprises in Financial Services and Insurance.

(2) Retail includes enterprises in Retail, Consumer packaged goods and Logistics.

(3) Communication includes enterprises in Communication, Telecom OEM and Media.

(4) Life Sciences includes enterprises in Life Sciences and Healthcare.

(5) Others include operating segments of businesses in India, Japan, China, Infosys Public Services and other public service enterprises.

## Digital services

Digital services comprise service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cybersecurity systems.

## Core services

Core services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

## Products and platforms

The Group also derives revenues from the sale of products and platforms including Finacle® – core banking solution, Edge suite of products, Infosys NIA® – Artificial Intelligence (AI) platform which applies next-generation AI and machine learning and Infosys McCamish- insurance platform.

## Trade receivables and contract balances

The Group classifies the right to consideration in exchange for deliverables as either a receivable or as unbilled revenue.

A receivable is a right to consideration that is unconditional upon passage of time. Revenue for time and material contracts are recognized as related service are performed. Revenue for fixed-price maintenance contracts is recognized on a straight-line basis over the period of the contract. Revenues in excess of billings is recorded as unbilled revenue and is classified as a financial asset for these cases as right to consideration is unconditional upon passage of time.

Revenue recognition for fixed-price development contracts is based on percentage-of-completion method. Invoicing to the clients is based on milestones as defined in the contract. This would result in the timing of revenue recognition being different from the timing of billing the customers. Unbilled revenue for fixed-price development contracts is classified as non-financial asset as the contractual right to consideration is dependent on the completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivable and unbilled revenues are presented as net of impairment in the Consolidated Balance Sheet.

During the year ended March 31, 2019, the Company recognized revenue of ₹2,237 crore arising from opening unearned revenue as of April 1, 2018.

During the year ended March 31, 2019, ₹2,685 crore of unbilled revenue pertaining to fixed-price development contracts as of April 1, 2018 has been reclassified to trade receivables upon billing to customers on completion of milestones.

## Performance obligations and remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Group has not disclosed the remaining performance obligation-related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time-and-material basis. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope

of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2019, other than those meeting the exclusion criteria mentioned above, is ₹51,274 crore. Out of this, the Group expects to recognize revenue of around 50% within the next one year and the remaining thereafter. This includes contracts that can be terminated for convenience without a substantive penalty since, based on the current assessment, the occurrence of the same is expected to be remote.

The impact on account of applying the erstwhile Ind AS 18 Revenue standard instead of Ind AS 115, *Revenue from Contracts with Customers* on the financial results of the Group for the year ended March 31, 2019 and as at March 31, 2019 is insignificant. On account of adoption of Ind AS 115, unbilled revenues of ₹3,281 crore as at March 31, 2019 have been considered as a non-financial asset.

## 2.17 Other income, net

### Accounting policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investment and exchange gain / loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

### Foreign currency

### Accounting policy

#### Functional currency

The functional currency of Infosys, Infosys BPM, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for other subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

#### Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in net profit in the Consolidated Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Consolidated Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Effective April 1, 2018, the Group has adopted Appendix B to Ind AS 21, *Foreign Currency Transactions and Advance Consideration*, which clarifies the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income when an entity has received or paid advance consideration in a foreign currency. The effect on account of adoption of this amendment was insignificant.

### Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the Consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the years ended March 31, 2019 and March 31, 2018 is as follows:

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Interest income on financial assets carried at amortized cost | | |
| Tax-free bonds and government bonds | 143 | 143 |
| Deposits with bank and others | 1,261 | 1,531 |
| Interest income on financial assets carried at fair value through other comprehensive income | | |
| Non-convertible debentures and certificates of deposit and commercial paper | 646 | 682 |
| Income on investments carried at fair value through profit or loss | | |
| Dividend income on liquid mutual funds | 2 | 4 |

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Gain / (loss) on liquid mutual funds | 196 | 253 |
| Exchange gains / (losses) on foreign currency forward and options contracts | 185 | 1 |
| Exchange gains / (losses) on translation of assets and liabilities | 133 | 233 |
| Miscellaneous income, net | 316 | 464 |
| Total other income | 2,882 | 3,311 |

## 2.18 Expenses

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Employee benefit expenses | | |
| Salaries including bonus | 43,894 | 37,764 |
| Contribution to provident and other funds | 946 | 828 |
| Share-based payments to employees *(Refer to Note 2.11)* | 202 | 84 |
| Staff welfare | 273 | 217 |
| | 45,315 | 38,893 |
| Cost of software packages and others | | |
| For own use | 930 | 887 |
| Third-party items bought for service delivery to clients | 1,623 | 983 |
| | 2,553 | 1,870 |
| Other expenses | | |
| Repairs and maintenance | 1,269 | 1,089 |
| Power and fuel | 221 | 207 |
| Brand and marketing | 489 | 305 |
| Operating lease payments *(Refer to Note 2.19)* | 585 | 528 |
| Rates and taxes | 184 | 166 |
| Consumables | 47 | 30 |
| Insurance | 67 | 59 |
| Provision for post-sales client support and others | 1 | 142 |
| Commission to non-whole-time directors | 8 | 9 |
| Impairment loss recognized / (reversed) under expected credit loss model | 248 | 71 |
| Contributions towards corporate social responsibility | 266 | 156 |
| Others | 270 | 162 |
| | 3,655 | 2,924 |

## 2.19 Leases

### Accounting policy

Leases under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in net profit in the Consolidated Statement of Profit and Loss over the lease term.

The lease rentals charged during the period are as follows:

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Lease rentals recognized during the period | 585 | 528 |

The obligations on long-term, non-cancellable operating leases payable as per the rentals stated in the respective agreements are as follows:

in ₹ crore

| | As at March 31, | |
|---|---|---|
| Future minimum lease payable | 2019 | 2018 |
| Not later than 1 year | 620 | 456 |
| Later than 1 year and not later than 5 years | 1,794 | 1,388 |
| Later than 5 years | 885 | 874 |

The operating lease arrangements are renewable on a periodic basis and for most of the leases extend up to a maximum of 10 years from their respective dates of inception and relate to rented premises. Some of these lease agreements have price escalation clauses.

## 2.20 Employee benefits

### Accounting policy

### Gratuity

The Group provides for gratuity, a defined benefit retirement plan ("the Gratuity Plan") covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through remeasurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in the Consolidated Statement of Profit and Loss.

### Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government-administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government-administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

### Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

### Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

### 2.20.1 Gratuity

The funded status of the gratuity plans and the amounts recognized in the Group's financial statements as at March 31, 2019 and March 31, 2018 are as follows:

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Change in benefit obligations | | |
| Benefit obligations at the beginning | 1,201 | 1,117 |
| Service cost | 157 | 150 |
| Interest expense | 85 | 73 |
| Remeasurements – Actuarial (gains) / losses | 32 | (59) |
| Transfer in | – | 28 |
| Benefits paid | (128) | (107) |
| Translation difference | 2 | – |
| Reclassified under 'Held for Sale' *(Refer to Note 2.1.2)* | – | (1) |
| Reclassified from 'Held for Sale' *(Refer to Note 2.1.2)* | 2 | – |
| Benefit obligations at the end | 1,351 | 1,201 |
| Change in plan assets | | |
| Fair value of plan assets at the beginning | 1,216 | 1,195 |
| Interest income | 90 | 80 |
| Remeasurements – Return on plan assets excluding amounts included in interest income | 4 | 13 |
| Contributions | 174 | 35 |
| Benefits paid | (123) | (107) |
| Fair value of plan assets at the end | 1,361 | 1,216 |
| Funded status | 10 | 15 |
| Prepaid gratuity benefit | 42 | 43 |
| Accrued gratuity | (32) | (28) |

The amounts for the years ended March 31, 2019 and March 31, 2018 recognized in the Consolidated Statement of Profit and Loss under employee benefit expense are as follows:

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Service cost | 157 | 150 |
| Net interest on the net defined benefit liability / asset | (5) | (7) |
| Net gratuity cost | 152 | 143 |

The amounts for the years ended March 31, 2019 and March 31, 2018 recognized in the Consolidated Statement of Other Comprehensive Income are as follows:

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Remeasurements of the net defined benefit liability / (asset) | | |
| Actuarial (gains) / losses | 32 | (59) |
| (Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset) | (4) | (13) |
| | 28 | (72) |

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| (Gain) / loss from change in demographic assumptions | (4) | – |
| (Gain) / loss from change in financial assumptions | 30 | (41) |
| (Gain) / loss from experience adjustment | 6 | (18) |
| | 32 | (59) |

The weighted-average assumptions used to determine benefit obligations as at March 31, 2019 and March 31, 2018 are as follows:

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Discount rate (%) | 7.1 | 7.5 |
| Weighted average rate of increase in compensation levels (%) | 8.0 | 8.0 |

The weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31, 2019 and March 31, 2018 are as follows:

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Discount rate(%) | 7.5 | 6.9 |
| Weighted average rate of increase in compensation levels(%) | 8.0 | 8.0 |
| Weighted average duration of defined benefit obligation (years) | 5.9 | 6.1 |

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The discount rate is based on the government securities yield.

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

in ₹ crore

| Impact from percentage point increase / decrease in | As at March 31, 2019 |
|---|---|
| Discount rate | 67 |
| Weighted average rate of increase in compensation levels | 59 |

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust. As at March 31, 2019 and March 31, 2018, the plan assets have been primarily invested in insurer-managed funds.

The actual return on assets for the years ended March 31, 2019 and March 31, 2018 were ₹95 crore and ₹93 crore, respectively.

The Group expects to contribute ₹162 crore to the gratuity trusts during the remainder of fiscal 2020.

Maturity profile of defined benefit obligation:

in ₹ crore

| | |
|---|---|
| Within 1 year | 198 |
| 1-2 year | 207 |
| 2-3 year | 216 |
| 3-4 year | 223 |
| 4-5 year | 235 |
| 5-10 years | 1,163 |

### 2.20.2 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases, the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the assumptions provided below, there is no shortfall as at March 31, 2019 and March 31, 2018, respectively.

The details of fund and plan asset position are as follows:

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Benefit obligation at the period end | 5,989 | 5,160 |
| Net liability recognized in Balance Sheet | – | – |

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Government of India (GOI) bond yield (%) | 7.1 | 7.50 |
| Remaining term to maturity of portfolio (year) | 5.47 | 5.9 |
| Expected guaranteed interest rate (%) | | |
| First year | 8.65 | 8.55 |
| Thereafter | 8.60 | 8.55 |

The Group contributed ₹543 crore and ₹484 crore to the provident fund during the years ended March 31, 2019 and March 31, 2018, respectively. The same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

### 2.20.3 Superannuation

The Group contributed ₹215 crore and ₹173 crore to the superannuation plan during the years ended March 31, 2019 and March 31, 2018, respectively. The same has been recognized in the Statement of Profit and Loss account under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

### 2.20.4 Employee benefit costs

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Salaries and bonus[(1)(2)] | 44,405 | 38,093 |
| Defined contribution plans | 307 | 260 |
| Defined benefit plans | 603 | 540 |
| | 45,315 | 38,893 |

(1) Includes an employee stock compensation cost of ₹202 crore for the year ended March 31, 2019. Similarly, includes employee stock compensation expense of ₹84 crore for the year ended March 31, 2018.

(2) Included in the above is a reversal of stock compensation cost of ₹35 crore recorded during the three months ended December 31, 2017 towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation. Refer to Note 2.11.

## 2.21 Reconciliation of basic and diluted shares used in computing earnings per share

### Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is as follows:

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Basic earnings per equity share – weighted average number of equity shares outstanding[(1)] | 434,71,30,157 | 451,06,64,644 |
| Effect of dilutive common equivalent shares – share options outstanding | 62,90,615 | 44,83,096 |
| Diluted earnings per equity share – weighted average number of equity shares and common equivalent shares outstanding | 435,34,20,772 | 451,51,47,740 |

Information in the table above is adjusted for the September 2018 bonus issue (Refer to Note 2.11)

(1) Excludes treasury shares

For the years ended March 31, 2019 and March 31, 2018, nil and 3,10,372 (adjusted for the September 2018 bonus issue) options to purchase equity shares had an anti-dilutive effect respectively.

## 2.22 Contingent liabilities and commitments (to the extent not provided for)

in ₹ crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Contingent liabilities | | |
| Claims against the Company, not acknowledged as debts[(2)] | 3,081 | 4,802 |
| [Amount paid to statutory authorities ₹5,925 crore (₹6,551 crore)] | | |
| Commitments | | |
| Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits) | 1,724 | 1,452 |
| Other commitments[(1)] | 86 | 81 |

(1) Uncalled capital pertaining to investments

(2) As at March 31, 2019, claims against the Group not acknowledged as debts in respect of income tax matters amounted to ₹2,851 crore. These matters are pending before various Appellate Authorities and the Management, including its tax advisors, expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

The amount paid to statutory authorities against the above tax claims amounted to ₹5,924 crore.

Subsequent to March 31, 2018, the Supreme Court of India ruled favorably in respect of certain income tax claims which have been given effect in the above disclosure of claims as at March 31, 2019.

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group's management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company's results of operations or financial condition.

## 2.23 Related party transactions

### List of related parties

in %

| Name of subsidiaries | Country | Holdings as at March 31, | |
|---|---|---|---|
| | | 2019 | 2018 |
| Infosys Technologies (China) Co. Limited (Infosys China) | China | 100 | 100 |
| Infosys Technologies S. de R. L. de C. V. (Infosys Mexico) | Mexico | 100 | 100 |
| Infosys Technologies (Sweden) AB (Infosys Sweden) | Sweden | 100 | 100 |
| Infosys Technologies (Shanghai) Co Ltd (Infosys Shanghai) | China | 100 | 100 |
| Infosys Tecnologia do Brasil Ltda. (Infosys Brasil) | Brazil | 100 | 100 |
| Infosys Nova Holdings LLC. (Infosys Nova) | US | 100 | 100 |
| EdgeVerve Systems Limited (EdgeVerve) | India | 100 | 100 |
| Infosys Austria GmbH[1] *(formerly Lodestone Management Consultants GmbH)* | Austria | 100 | 100 |
| Skava Systems Private Limited (Skava Systems) | India | 100 | 100 |
| Kallidus Inc. (Kallidus) | US | 100 | 100 |
| Infosys Chile SpA[2] | Chile | 100 | – |
| Infosys Arabia Limited[3] | Saudi Arabia | 70 | 70 |
| Infosys Consulting Ltda.[3] | Brazil | 99.99 | 99.99 |
| Infosys CIS LLC[1][22] | Russia | – | – |
| Infosys Luxembourg S.à.r.l[1][17] | Luxembourg | 100 | – |
| Infosys Americas Inc. (Infosys Americas) | US | 100 | 100 |
| Infosys Technologies (Australia) Pty. Limited (Infosys Australia)[4] | Australia | 100 | 100 |
| Infosys Public Services, Inc. (Infosys Public Services) | US | 100 | 100 |
| Infosys Canada Public Services Inc[23] | Canada | – | – |
| Infosys Canada Public Services Ltd[24] | Canada | – | – |
| Infosys BPM Limited *(formerly Infosys BPO Limited)* | India | 99.98 | 99.98 |
| Infosys (Czech Republic) Limited s.r.o[5] | Czech Republic | 99.98 | 99.98 |
| Infosys Poland Sp. z o.o[5] | Poland | 99.98 | 99.98 |
| Infosys McCamish Systems LLC[5] | US | 99.98 | 99.98 |
| Portland Group Pty. Limited[5] | Australia | 99.98 | 99.98 |
| Infosys BPO Americas LLC[5] | US | 99.98 | 99.98 |
| Infosys Consulting Holding AG (Infosys Lodestone) | Switzerland | 100 | 100 |
| Lodestone Management Consultants Inc.[6][15] | US | – | 100 |
| Infosys Management Consulting Pty. Limited[6] | Australia | 100 | 100 |
| Infosys Consulting AG[6] | Switzerland | 100 | 100 |
| Infosys Consulting GmbH[6] | Germany | 100 | 100 |
| Infosys Consulting SAS[6] | France | 100 | 100 |
| Infosys Consulting s.r.o.[6] | Czech Republic | 100 | 100 |
| Infosys Consulting (Shanghai) Co. Ltd. *(formerly Lodestone Management Consultants Co., Ltd)*[6] | China | 100 | 100 |
| Infy Consulting Company Limited[6] | UK | 100 | 100 |
| Infy Consulting B.V.[6] | The Netherlands | 100 | 100 |
| Infosys Consulting Sp. Z o.o[6] | Poland | 100 | 100 |
| Lodestone Management Consultants Portugal, Unipessoal, Lda[6] | Portugal | 100 | 100 |
| S.C. Infosys Consulting S.R.L.[1] | Romania | 100 | 100 |
| Infosys Consulting S.R.L.[6] | Argentina | 100 | 100 |
| Infosys Consulting (Belgium) NV[7] | Belgium | 99.90 | 99.90 |
| Panaya Inc. (Panaya) | US | 100 | 100 |
| Panaya Ltd.[8] | Israel | 100 | 100 |
| Panaya GmbH[8] | Germany | 100 | 100 |
| Panaya Japan Co. Ltd.[4][8] | Japan | 100 | 100 |
| Noah Consulting LLC (Noah)[9] | US | – | – |
| Noah Information Management Consulting Inc. (Noah Canada)[10] | Canada | – | – |
| Brilliant Basics Holdings Limited (Brilliant Basics)[11] | UK | 100 | 100 |
| Brilliant Basics Limited[12] | UK | 100 | 100 |
| Brilliant Basics (MENA) DMCC[12] | Dubai | 100 | 100 |
| Infosys Consulting Pte Ltd. (Infosys Singapore)[1] | Singapore | 100 | 100 |
| Infosys Middle East FZ LLC[13] | Dubai | 100 | 100 |
| Fluido Oy[13][18] | Finland | 100 | – |
| Fluido Sweden AB (Extero)[19] | Sweden | 100 | – |
| Fluido Norway A/S[19] | Norway | 100 | – |

| Name of subsidiaries | Country | Holdings as at March 31, | |
|---|---|---|---|
| | | 2019 | 2018 |
| Fluido Denmark A/S[19] | Denmark | 100 | – |
| Fluido Slovakia s.r.o[19] | Slovakia | 100 | – |
| Fluido Newco AB[19] | Sweden | 100 | – |
| Infosys Compaz Pte Ltd. *(formerly Trusted Source Pte. Ltd)*[20] | Singapore | 60 | – |
| Infosys South Africa (Pty) Ltd[13][21] | South Africa | – | – |
| WongDoody Holding Company Inc. (WongDoody)[14] | US | 100 | – |
| WDW Communications, Inc[16] | US | 100 | – |
| WongDoody, Inc[16] | US | 100 | – |

(1) Wholly-owned subsidiary of Infosys Limited
(2) Incorporated effective November 20, 2017
(3) Majority-owned and controlled subsidiary of Infosys Limited
(4) Under liquidation
(5) Wholly-owned subsidiary of Infosys BPM
(6) Wholly-owned subsidiaries of Infosys Consulting Holding AG
(7) Majority-owned and controlled subsidiaries of Infosys Consulting Holding AG
(8) Wholly-owned subsidiary of Panaya Inc.
(9) Liquidated effective November 9, 2017
(10) Wholly-owned subsidiary of Noah; liquidated effective December 20, 2017
(11) On September 8, 2017, Infosys acquired 100% voting interests in Brilliant Basics Holding Limited.
(12) Wholly-owned subsidiary of Brilliant Basics Holding Limited
(13) Wholly-owned subsidiary of Infosys Consulting Pte Ltd.
(14) On May 22, 2018, Infosys acquired 100% voting interests in WongDoody.
(15) Liquidated effective May 4, 2018
(16) Wholly-owned subsidiary of WongDoody
(17) Incorporated effective August 6, 2018
(18) On October 11, 2018, Infosys Consulting Pte Ltd. acquired 100% voting interests in Fluido Oy and its subsidiaries.
(19) Wholly-owned subsidiary of Fluido Oy
(20) On November 16, 2018, Infosys Consulting Pte Ltd. acquired 60% voting interest in Infosys Compaz Pte Ltd.
(21) Incorporated effective December 19, 2018
(22) Incorporated effective November 29, 2018
(23) Incorporated effective November 27, 2018, wholly-owned subsidiary Infosys Public Services Inc.
(24) Liquidated effective May 9, 2017, wholly-owned subsidiary Infosys Public Services Inc.

Infosys has provided guarantee for the performance of certain contracts entered into by its subsidiaries.

## Associate

During the year ended March 31, 2018, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to ₹71 crore. DWA Nova LLC has been liquidated effective November 17, 2017

## List of other related parties

| Particulars | Country | Nature of relationship |
|---|---|---|
| Infosys Limited Employees' Gratuity Fund Trust | India | Post-employment benefit plan of Infosys |
| Infosys Limited Employees' Provident Fund Trust | India | Post-employment benefit plan of Infosys |
| Infosys Limited Employees' Superannuation Fund Trust | India | Post-employment benefit plan of Infosys |
| Infosys BPM Limited Employees' Superannuation Fund Trust (formerly Infosys BPO Limited Employees Superannuation Fund Trust) | India | Post-employment benefit plan of Infosys BPM |
| Infosys BPM Limited Employees' Gratuity Fund Trust (formerly Infosys BPO Limited Employees' Gratuity Fund Trust) | India | Post-employment benefit plan of Infosys BPM |
| EdgeVerve Systems Limited Employees' Gratuity Fund Trust | India | Post-employment benefit plan of EdgeVerve |
| EdgeVerve Systems Limited Employees' Superannuation Fund Trust | India | Post-employment benefit plan of EdgeVerve |
| Infosys Employees Welfare Trust | India | Controlled trust |
| Infosys Employee Benefits Trust | India | Controlled trust |
| Infosys Science Foundation | India | Controlled trust |

Refer to Note 2.20 for information on transactions with post-employment benefit plans mentioned above.

## List of key managerial personnel (KMP)

### Whole-time directors

- Salil Parekh appointed as Chief Executive Officer and Managing Director effective January 2, 2018. The appointment is for a term of five years with effect from January 2, 2018 to January 1, 2023 and the remuneration is approved by shareholders (vide postal ballot dated February 20, 2018).
- U.B. Pravin Rao, Chief Operating Officer appointed as Interim Chief Executive Officer and Managing Director effective August 18, 2017. Subsequently, he stepped down as the interim CEO & MD effective January 2, 2018 and continues as Chief Operating Officer and a whole-time director of the Company.
- Dr. Vishal Sikka resigned as Chief Executive Officer and Managing Director effective August 18, 2017 and as Executive Vice Chairman effective August 24, 2017

### Non-whole-time directors

- Nandan M. Nilekani (appointed as non-executive and non-independent chairman effective August 24, 2017)
- Michael Gibbs (appointed as an independent director effective July 13, 2018)
- Ravi Venkatesan (resigned from his position as co-chairman effective August 24, 2017 and resigned as member of the Board effective May 11, 2018)
- Kiran Mazumdar-Shaw
- Roopa Kudva
- Dr. Punita Kumar-Sinha
- D.N. Prahlad
- D. Sundaram (appointed effective July 14, 2017)
- Prof. Jeffrey Lehman, (resigned effective August 24, 2017)
- R. Seshasayee (resigned effective August 24, 2017)
- Prof. John Etchemendy (resigned effective August 24, 2017)

### Executive Officers

| | |
|---|---|
| Nilanjan Roy<br>*(appointed as Chief Financial Officer effective March 1, 2019)* | Ravi Kumar S.<br>*President and Deputy Chief Operating Officer* |
| Jayesh Sanghrajka<br>*(appointed as Interim Chief Financial Officer effective November 17, 2018. He resumed his responsibilities as Deputy Chief Financial Officer effective March 1, 2019)* | Sandeep Dadlani<br>*President (resigned effective July 14, 2017)* |
| M.D. Ranganath<br>*(resigned as Chief Financial Officer effective November 16, 2018)* | Krishnamurthy Shankar<br>*Group Head – Human Resources and Infosys Leadership Institute* |
| Mohit Joshi<br>*President* | Gopi Krishnan Radhakrishnan<br>*Acting General Counsel (resigned effective June 24, 2017)* |
| Rajesh K. Murthy<br>*President (appointed effective October 13, 2016 and resigned effective January 31, 2018)* | Inderpreet Sawhney<br>*Group General Counsel and Chief Compliance Officer (appointed as executive officer effective July 14, 2017)* |

## Company Secretary

A.G.S. Manikantha

## Transaction with KMP

The related party transactions with above KMP which comprise directors and executive officers are as follows :

in ₹ crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2019 | 2018 |
| Salaries and other employee benefits to whole-time directors and executive officers [(1)(2)(3)(4)(5)] | 96 | 48 |
| Commission and other benefits to non-executive / independent directors | 8 | 10 |
| Total | 104 | 58 |

[(1)] Total employee stock compensation expense for the years ended March 31, 2019 and March 31, 2018, an employee stock compensation charge of ₹33 crore and a reversal of ₹13 crore, respectively, was recorded towards KMP (refer to Note 2.11).

[(2)] Includes reversal of stock compensation cost of ₹35 crore recorded during the three months ended September 30, 2017 towards forfeiture of stock incentive granted to Dr. Vishal Sikka upon his resignation (refer to Note 2.11).

[(3)] On December 20, 2018, the Board appointed Nilanjan Roy as the Chief Financial Officer of the Company with effect from March 1, 2019.

[(4)] On December 2, 2017, the Board appointed Salil Parekh as the Chief Executive Officer and Managing Director of the Company with effect from January 2, 2018.

[(5)] On June 16, 2017, the Board appointed Inderpreet Sawhney as the Group General Counsel and Chief Compliance Officer of the Company with effect from July 3, 2017. The Board, at its meeting held on July 14, 2017, designated her as an Executive Officer with effect from the date of the meeting.

## Additional information pursuant to para 2 of general instructions for the preparation of consolidated financial statements

in ₹ crore

| Name of entity | Net assets | | Share in profit or loss | | Share in other comprehensive income | | Share in total comprehensive income | |
|---|---|---|---|---|---|---|---|---|
| | as % of consolidated net assets | Amount | as % of consolidated profit or loss | Amount | as % of consolidated other comprehensive income | Amount | as % of consolidated total comprehensive income | Amount |
| Infosys Ltd. | 91.63 | 62,711 | 94.6 | 14,702 | 109.7 | 79 | 94.6 | 14,781 |
| Indian subsidiaries | | | | | | | | |
| Infosys BPM | 5.89 | 4,034 | 3.83 | 596 | (4.17) | (3) | 3.80 | 593 |
| EdgeVerve | (1.44) | (988) | 2.60 | 405 | 4.17 | 3 | 2.61 | 408 |
| Skava Systems | 0.07 | 47 | 0.06 | 9 | 0.00 | – | 0.06 | 9 |
| Foreign subsidiaries | | | | | | | | |
| Brilliant Basics (MENA) | 0.00 | 1 | 0.01 | 2 | 0.00 | – | 0.01 | 2 |
| Brilliant Basics Holdings | 0.02 | 12 | (0.01) | (1) | 0.00 | – | (0.01) | (1) |
| Brilliant Basics Limited | (0.00) | (2) | 0.02 | 3 | 0.00 | – | 0.02 | 3 |
| Infosys Middle East FZ LLC | (0.03) | (21) | 0.03 | 5 | 1.39 | 1 | 0.04 | 6 |
| Infosys BPO (Poland) Sp Z.o.o | 0.84 | 575 | 0.18 | 28 | 0.00 | – | 0.18 | 28 |
| Fluido Denmark A/S | (0.00) | (3) | (0.01) | (1) | 0.00 | – | (0.01) | (1) |
| Fluido Newco AB | 0.00 | – | 0.00 | – | 0.00 | – | 0.00 | – |
| Fluido Norway A/S | (0.01) | (7) | (0.06) | (10) | 0.00 | – | (0.06) | (10) |
| Fluido Oy | 0.06 | 38 | 0.06 | 9 | 0.00 | – | 0.06 | 9 |
| Fluido Slovakia s.r.o | 0.00 | 2 | (0.01) | (1) | 0.00 | – | (0.01) | (1) |
| Fluido Sweden AB | 0.00 | 2 | (0.01) | (2) | 0.00 | – | (0.01) | (2) |
| Infosys America | 0.00 | 1 | 0.00 | – | 0.00 | – | 0.00 | – |
| Infosys Arabia Limited | 0.00 | 3 | 0.00 | – | 0.00 | – | 0.00 | – |
| Infosys Australia | 0.01 | 6 | 0.00 | – | 0.00 | – | 0.00 | – |
| Infosys BPO Americas | 0.01 | 10 | (0.01) | (2) | 0.00 | – | (0.01) | (2) |
| Infosys (Czech republic) Limited s.r.o | 0.10 | 68 | 0.03 | 4 | (11.11) | (8) | (0.03) | (4) |
| Infosys Brasil | 0.23 | 155 | (0.53) | (82) | 0.00 | – | (0.52) | (82) |
| Infosys China | 0.22 | 149 | (0.01) | (1) | 0.00 | – | (0.01) | (1) |
| Infosys Chile | 0.01 | 5 | (0.01) | (1) | 0.00 | – | (0.01) | (1) |
| Infosys Luxembourg S.a.r. | 0.01 | 4 | 0.00 | – | 0.00 | – | 0.00 | – |
| Infosys Mexico | 0.28 | 193 | 0.19 | 30 | 0.00 | – | 0.19 | 30 |
| Infosys Nova | 0.00 | – | 0.00 | – | 0.00 | – | 0.00 | – |
| Infosys Shanghai | 1.05 | 716 | (0.57) | (89) | 0.00 | – | (0.57) | (89) |
| Infosys Sweden | 0.03 | 23 | 0.00 | – | 0.00 | – | 0.00 | – |
| Infosys Public Services | 0.67 | 456 | (0.24) | (37) | 0.00 | – | (0.24) | (37) |
| Kallidus | (0.04) | (27) | (0.53) | (82) | 0.00 | – | (0.52) | (82) |
| Infosys Consulting S.R.L. | (0.00) | (1) | (0.01) | (2) | 0.00 | – | (0.01) | (2) |
| Infosys Management Consulting Pty. Limited | 0.02 | 17 | 0.04 | 6 | 0.00 | – | 0.04 | 6 |
| Lodestone Management GmbH | 0.00 | – | 0.00 | – | 0.00 | – | 0.00 | – |

| Name of entity | Net assets | | Share in profit or loss | | Share in other comprehensive income | | Share in total comprehensive income | |
|---|---|---|---|---|---|---|---|---|
| | as % of consolidated net assets | Amount | as % of consolidated profit or loss | Amount | as % of consolidated other comprehensive income | Amount | as % of consolidated total comprehensive income | Amount |
| Infosys Consulting (Belgium) SA | (0.03) | (21) | 0.02 | 3 | 0.00 | – | 0.02 | 3 |
| Infosys Consulting Ltda | (0.18) | (125) | (0.39) | (61) | 0.00 | – | (0.39) | (61) |
| Lodestone Management Consultants China Co., Ltd. | (0.25) | (170) | (0.22) | (34) | 0.00 | – | (0.22) | (34) |
| Infosys Consulting s.r.o. | 0.00 | 1 | 0.00 | – | 0.00 | – | 0.00 | – |
| Infosys Consulting SAS | 0.01 | 7 | 0.01 | 1 | 0.00 | – | 0.01 | 1 |
| Infosys Consulting GmbH | (0.00) | (1) | 0.03 | 5 | 0.00 | – | 0.03 | 5 |
| Infosys Lodestone | 0.34 | 234 | 0.01 | 1 | 0.00 | – | 0.01 | 1 |
| Infy Consulting B.V. | 0.02 | 15 | 0.04 | 6 | 0.00 | – | 0.04 | 6 |
| Infosys Consulting Sp. z o.o. | 0.02 | 14 | 0.05 | 8 | 0.00 | – | 0.05 | 8 |
| Lodestone Management Consultants Portugal, Unipessoal LDA | 0.01 | 4 | 0.01 | 1 | 0.00 | – | 0.01 | 1 |
| S.C. Infosys Consulting S.R.L. | 0.03 | 22 | 0.02 | 3 | 0.00 | – | 0.02 | 3 |
| Infosys Consulting Pte Ltd. | (0.01) | (6) | (0.03) | (4) | 0.00 | – | (0.03) | (4) |
| Infosys Consulting AG | 0.20 | 137 | 0.37 | 58 | 0.00 | – | 0.37 | 58 |
| Infy Consulting Company Ltd. | 0.05 | 33 | 0.16 | 25 | 0.00 | – | 0.16 | 25 |
| Lodestone management Consultants Inc | 0.00 | – | 0.00 | – | 0.00 | – | 0.00 | – |
| Infosys McCamish Systems LLC | 0.39 | 264 | 0.55 | 86 | 0.00 | – | 0.55 | 86 |
| Noah | 0.00 | – | 0.00 | – | 0.00 | – | 0.00 | – |
| Noah Canada | 0.00 | – | 0.00 | – | 0.00 | – | 0.00 | – |
| Panaya GmbH | (0.00) | (1) | 0.01 | 1 | 0.00 | – | 0.01 | 1 |
| Panaya Inc | 0.18 | 122 | 0.02 | 3 | 0.00 | – | 0.02 | 3 |
| Panaya Japan Co Ltd | (0.00) | (1) | 0.00 | – | 0.00 | – | 0.00 | – |
| Panaya Limited | (0.80) | (546) | (0.54) | (84) | 0.00 | – | (0.54) | (84) |
| Portland Group Pty Ltd | 0.17 | 114 | 0.05 | 8 | 0.00 | – | 0.05 | 8 |
| Infosys Compaz Pte Ltd *(formerly Trusted Source Pte. Ltd)* | 0.15 | 106 | 0.10 | 16 | 0.00 | – | 0.10 | 16 |
| WDW Communications, Inc. | (0.22) | (153) | (0.11) | (17) | 0.00 | – | (0.11) | (17) |
| WongDoody Holding Company | (0.00) | (1) | (0.01) | (2) | 0.00 | – | (0.01) | (2) |

| Name of entity | Net assets | | Share in profit or loss | | Share in other comprehensive income | | Share in total comprehensive income | |
|---|---|---|---|---|---|---|---|---|
| | as % of consolidated net assets | Amount | as % of consolidated profit or loss | Amount | as % of consolidated other comprehensive income | Amount | as % of consolidated total comprehensive income | Amount |
| WongDoody, Inc. | 0.31 | 210 | 0.24 | 37 | 0.00 | – | 0.24 | 37 |
| Subtotal | 100.00 | 68,437 | 100.00 | 15,548 | 100.00 | 72 | 100.00 | 15,620 |
| Adjustment arising out of consolidation | | (3,588) | | (179) | | 62 | | (117) |
| Controlled trusts | | 157 | | 41 | | – | | 41 |
| | | 65,006 | | 15,410 | | 134 | | 15,544 |
| Non-controlling interest in subsidiaries | | (58) | | (6) | | – | | (6) |
| Total | | 64,948 | | 15,404 | | 134 | | 15,538 |

Any discrepancies in the above table between total and sums of the amounts listed are due to rounding off.

## 2.24 Segment reporting

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance.

During the three months ended June 30, 2018, the Group internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, there were changes in the reportable business segments based on 'Management approach' as defined under Ind AS 108, *Operating Segments*. Therefore, enterprises in Insurance which was earlier considered under the Life Sciences, Healthcare and Insurance business segment are now considered under the Financial Services business segment and enterprises in Communication, Telecom OEM and Media which was earlier under Energy & Utilities, Communication and Services is now shown as a separate business segment. Segmental operating income has changed in line with these as well as changes in the allocation method. The CODM evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial Services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services and other Public Services enterprises. Consequent to the above change in the composition of reportable business segments, the prior year comparatives for the year ended March 31, 2018 have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public Services and revenue generated from customers located in India, Japan and China and other public service enterprises. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centres and onsite expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly, these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

### Business segments

Years ended March 31, 2019 and *March 31, 2018* :

in ₹ crore

| Particulars | Financial Services | Retail | Communication | Energy, Utilities, Resources and Services | Manufacturing | Hi-Tech | Life Sciences | All other segments | Total |
|---|---|---|---|---|---|---|---|---|---|
| Revenue from operations | 26,477 | 13,556 | 10,426 | 10,390 | 8,152 | 6,177 | 5,203 | 2,294 | 82,675 |
| | *23,172* | *11,345* | *8,883* | *8,297* | *6,671* | *5,131* | *4,698* | *2,325* | *70,522* |
| Identifiable operating expenses | 14,164 | 6,823 | 5,720 | 5,661 | 4,513 | 3,546 | 2,756 | 1,415 | 44,598 |
| | *12,107* | *5,668* | *4,527* | *4,204* | *3,881* | *2,774* | *2,447* | *1,342* | *36,950* |
| Allocated expenses | 5,435 | 2,699 | 2,189 | 2,187 | 1,786 | 1,083 | 1,028 | 763 | 17,170 |
| | *4,695* | *2,374* | *1,737* | *1,682* | *1,516* | *911* | *860* | *784* | *14,559* |
| Segmental operating income | 6,878 | 4,034 | 2,517 | 2,542 | 1,853 | 1,548 | 1,419 | 116 | 20,907 |
| | *6,370* | *3,303* | *2,619* | *2,411* | *1,274* | *1,446* | *1,391* | *199* | *19,013* |
| Unallocable expenses | | | | | | | | | 2,027 |
| | | | | | | | | | *1,865* |
| Other income, net | | | | | | | | | 2,882 |
| | | | | | | | | | *3,311* |
| Reduction in the fair value of the disposal group held for sale *(Refer to Note 2.1.2)* | | | | | | | | | (270) |
| | | | | | | | | | *(118)* |
| Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' *(Refer to Note 2.1.2)* | | | | | | | | | (451) |
| | | | | | | | | | *–* |
| Share in net profit / (loss) of associate, including impairment | | | | | | | | | – |
| | | | | | | | | | *(71)* |
| Profit before tax | | | | | | | | | 21,041 |
| | | | | | | | | | *20,270* |
| Tax expense | | | | | | | | | 5,631 |
| | | | | | | | | | *4,241* |
| Profit for the period | | | | | | | | | 15,410 |
| | | | | | | | | | *16,029* |
| Depreciation and amortization expense | | | | | | | | | 2,011 |
| | | | | | | | | | *1,863* |
| Non-cash expenses other than depreciation and amortization | | | | | | | | | 740 |
| | | | | | | | | | *191* |

### Revenue by geography

Years ended March 31, 2019 and *March 31, 2018* :

in ₹ crore

| | North America | Europe | India | Rest of the World | Total |
|---|---|---|---|---|---|
| Revenue from operations | 50,038 | 19,942 | 2,048 | 10,647 | 82,675 |
| | *42,575* | *16,738* | *2,231* | *8,978* | *70,522* |

### Significant clients

No client individually accounted for more than 10% of the revenues in the years ended March 31, 2019 and March 31, 2018.

## 2.25 Function-wise classification of Consolidated Statement of Profit and Loss

in ₹ crore

| Particulars | Note no. | Year ended March 31, 2019 | 2018 |
|---|---|---|---|
| Revenue from operations | 2.16 | 82,675 | 70,522 |
| Cost of sales | | 53,867 | 45,130 |
| Gross profit | | 28,808 | 25,392 |
| Operating expenses | | | |
| Selling and marketing expenses | | 4,473 | 3,560 |
| General and administration expenses | | 5,455 | 4,684 |
| Total operating expenses | | 9,928 | 8,244 |
| Operating profit | | 18,880 | 17,148 |
| Reduction in the fair value of the disposal group held for sale | 2.1.2 | (270) | (118) |
| Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' | 2.1.2 | (451) | – |
| Other income, net | 2.17 & 2.1.2 | 2,882 | 3,311 |
| Profit before non-controlling interest / share in net profit / (loss) of associate | | 21,041 | 20,341 |
| Share in net profit / (loss) of associate, including impairment | 2.23 | – | (71) |
| Profit before tax | | 21,041 | 20,270 |
| Tax expense | | | |
| Current tax | | 5,727 | 4,581 |
| Deferred tax | | (96) | (340) |
| Profit for the period | | 15,410 | 16,029 |
| Other comprehensive income | | | |
| Items that will not be reclassified subsequently to profit or loss | | | |
| Remeasurement of the net defined benefit liability / asset | 2.20 & 2.15 | (22) | 55 |
| Equity instruments through other comprehensive income, net | 2.4 & 2.15 | 70 | 7 |
| | | 48 | 62 |
| Items that will be reclassified subsequently to profit or loss | | | |
| Fair value changes on derivatives designated as cash flow hedge, net | 2.10 & 2.15 | 21 | (39) |
| Exchange differences on translation of foreign operations, net | | 63 | 321 |
| Fair value changes on investments, net | 2.4 & 2.15 | 2 | (1) |
| | | 86 | 281 |
| Total other comprehensive income / (loss), net of tax | | 134 | 343 |
| Total comprehensive income for the period | | 15,544 | 16,372 |
| Profit attributable to | | | |
| Owners of the Company | | 15,404 | 16,029 |
| Non-controlling interests | | 6 | – |
| | | 15,410 | 16,029 |
| Total comprehensive income attributable to | | | |
| Owners of the Company | | 15,538 | 16,372 |
| Non-controlling interests | | 6 | – |
| | | 15,544 | 16,372 |

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani
*Chairman*

Salil Parekh
*Chief Executive Officer and Managing Director*

U.B. Pravin Rao
*Chief Operating Officer and Whole-time Director*

Bengaluru
April 12, 2019

D. Sundaram
*Director*

Nilanjan Roy
*Chief Financial Officer*

A.G.S. Manikantha
*Company Secretary*

# Business Responsibility Report 2018-19

The Infosys Business Responsibility Report 2018-19 follows the National Voluntary Guidelines on Social, Environmental and Economic Responsibilities of Business, as notified by the Ministry of Corporate Affairs (MCA), Government of India. We also publish a comprehensive Sustainability Report annually, independently assured by DNV GL.

The Sustainability Report will be available at https://www.infosys.com/sustainability/resources/Pages/index.aspx.

Our Business Responsibility Report includes our responses to questions on our practices and performance on key principles defined by Regulation 34(2)(f) of SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015, covering topics across environment, governance, and stakeholder relationships. In keeping with the guiding principles of integrated reporting, we have provided cross-references to the reported data within the main sections of this Annual Report for all aspects that are material to us and to our stakeholders.

## Business Responsibility Report

(As per Regulation 34(2)(f) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015)

### Section A: General information about the Company

| | | |
|---|---|---|
| 1. | Corporate Identity Number (CIN) of the Company | L85110KA1981PLC013115 |
| 2. | Name of the Company | Infosys Limited |
| 3. | Registered address | Electronics City, Hosur Road, Bengaluru, Karnataka 560 100, India |
| 4. | Website | www.infosys.com |
| 5. | Email ID | sustainability@infosys.com |
| 6. | Financial year reported | April 1, 2018 to March 31, 2019 |
| 7. | Sector(s) that the Company is engaged in (industrial activity code-wise) | Name and description of main products / services: Computer programming, consultancy and related activities<br>NIC code of the product / service : 620 |
| 8. | List three key products / services that the Company manufactures / provides (as in Balance Sheet) | Software services, consulting, and products |
| 9. | Total number of locations where business activity is undertaken by the Company | |
| | i. Number of international locations (Provide details of major five) | https://www.infosys.com/about/Pages/locations.aspx |
| | ii. Number of national locations | https://www.infosys.com/about/Pages/locations.aspx |
| 10. | Markets served by the Company – Local / State / National / International | Refer to *Segment reporting*, page 197 and page 265 |

### Section B: Financial details of the Company[1]

| | | |
|---|---|---|
| 1. | Paid-up capital (₹) | ₹2,178 crore |
| 2. | Total turnover (₹) | ₹73,107 crore |
| 3. | Total profit after taxes (₹) | ₹14,702 crore |
| 4. | Total spending on Corporate Social Responsibility (CSR) as percentage of profit after tax (%) | 2% of average net profits of the Company made during the three immediately preceding financial years. Refer to *Annexure 7* to the *Board's report* in the Annual Report, page 74 |
| 5. | List of activities in which expenditure in 4 above has been incurred | Refer to *Annexure 7* to the *Board's report* in the Annual Report, page 74 |

(1) As per the standalone Ind AS financials

## Section C: Other details

| | | |
|---|---|---|
| 1. | Does the Company have any subsidiary company / companies? | : Yes. Refer to *Annexure 1* to the *Board's report* in the Annual Report, page 50 |
| 2. | Do the subsidiary company / companies participate in the BR initiatives of the parent Company? If yes, then indicate the number of such subsidiary company(s). | : Yes. |
| 3. | Do any other entity / entities (e.g. suppliers, distributors, etc.) that the Company does business with participate in the BR initiatives of the Company? If yes, then indicate the percentage of such entity / entities (Less than 30%, 30%, 60%, More than 60%). | : Yes. Less than 30%. |

## Section D: BR information

### 1. Details of Director / Directors responsible for BR

a. Details of the Director responsible for implementation of the BR policy / policies

1. DIN Number : 0 6 7 8 2 4 5 0
2. Name : U.B. Pravin Rao
3. Designation : Chief Operating Officer and Whole-time Director

b. Details of the BR Head

1. DIN Number (if applicable) : Not applicable
2. Name : Aruna C. Newton
3. Designation : Associate Vice President
4. Telephone number : 91 80 4961 4243
5. E-mail ID : arunacnewton@infosys.com

## 2. Principle-wise (as per National Voluntary Guidelines) Business Responsibility (BR) policy / policies (reply with Yes / No)

| S.No. | Questions | P1 | P2 | P3 | P4 | P5 | P6 | P7 | P8 | P9 |
|---|---|---|---|---|---|---|---|---|---|---|
| 1. | Do you have a policy / policies for... | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes |
| 2. | Has the policy been formulated in consultation with the relevant stakeholders? | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes |
| 3. | Does the policy conform to any national / international standards? | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes |
| 4. | Has the policy been approved by the Board? If yes, has it been signed by the MD / owner / CEO / appropriate Board Director?[(1)] | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes |
| 5. | Does the Company have a specified committee of the Board / Director / Official to oversee the implementation of the policy? | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes |
| 6. | Indicate the link for the policy to be viewed online. | Refer to the Whistleblower Policy, Code of Conduct and Ethics (available on www.infosys.com) and Anti-Bribery Policy (available on our intranet) | Available on our intranet | Available on our intranet | Refer to the CSR Policy (available on www.infosys.com) and Sustainability Policy (available on our intranet). | Available on our intranet | Available on our intranet | Available on our intranet | Refer to the CSR Policy (available on www.infosys.com) and Sustainability Policy (available on our intranet). | Available on our intranet |
| 7. | Has the policy been formally communicated to all relevant internal and external stakeholders? | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes |
| 8. | Does the Company have an in-house structure to implement the policy / policies? | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes |
| 9. | Does the Company have a grievance redressal mechanism related to the policy / policies to address stakeholders' grievances related to the policy / policies? | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes |
| 10. | Has the Company carried out independent audit / evaluation of the working of this policy by an internal or external agency? | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes | Yes |

Principle-wise index:

P1 – Whistleblower Policy, Anti-Bribery Policy and Code of Conduct and Ethics

P2 – Responsible Supply Chain Policy, Supplier Code of Conduct, Information Security Policy

P3 – HR Policies, Human Rights Statement

P4 – CSR Policy, Sustainability Policy

P5 – Human Rights Statement

P6 – HSE Policy

P7 – Sustainability Policy

P8 – CSR Policy, Sustainability Policy

P9 – Information Security Policy, Brand Guidelines, Data Privacy Policy

(1) Designated department heads, who report to the Chief Executive Officer (CEO) / Chief Operating Officer (COO) monitor and oversee policy implementation. The CEO / COO monitors policy implementation and progress on initiatives and actions through periodic reviews.

## 2a. If answer to Sl. No. 1 against any principle is 'No', please explain why (tick up to two options) – Not applicable

| S.No. | Questions | P1 | P2 | P3 | P4 | P5 | P6 | P7 | P8 | P9 |
|---|---|---|---|---|---|---|---|---|---|---|
| 1. | The Company has not understood the principles. | Not applicable | | | | | | | | |
| 2. | The Company is not at a stage where it finds itself in a position to formulate and implement the policies on specified principles. | | | | | | | | | |
| 3. | The Company does not have financial or manpower resources available for the task. | | | | | | | | | |
| 4. | It is planned to be done within the next six months. | | | | | | | | | |
| 5. | It is planned to be done within the next one year. | | | | | | | | | |
| 6. | Any other reason (please specify). | | | | | | | | | |

## 3. Governance related to BR

| | | |
|---|---|---|
| Indicate the frequency with which the Board of Directors, committee of the Board or CEO assesses the BR performance of the Company – Within 3 months, 3-6 months, annually, more than 1 year. | : | The Board of Directors, committees of the Board, and the CEO assesses the BR performance of the Company every three months. For more information, read the *Corporate governance report*, which is part of this Annual Report. |
| Does the Company publish a BR or a Sustainability Report? What is the hyperlink for viewing this report? How frequently is it published? | : | Yes, annual.<br>https://www.infosys.com/sustainability/resources/Pages/index.aspx |

## Section E : Principle-wise performance

| Principle No. | Description | Response |
|---|---|---|
| P1 – Business should conduct and govern themselves with ethics, transparency and accountability. | | |
| 1.1 | Does the policy relating to ethics, bribery and corruption cover only the Company? Yes / No. Does it extend to the Group / Joint Ventures / Suppliers / Contractors / NGOs / Others? | Our corporate governance practices apply across the Infosys Group and extend to our suppliers and partners. Our Code of Conduct and Ethics complies with the legal requirements of applicable laws and regulations, including anti-bribery and anti-corruption policies, ethical handling of conflicts of interest, and fair, accurate and timely disclosure of reports and documents that are filed with the required regulatory bodies in the regions we operate. Additionally, we have the Supplier Code of Conduct which sets out standards of ethical conduct for our third parties. We also have the Anti-Bribery Policy and Anti-Corruption Policy for our employees in the Infosys Group. |

| Principle No. | Description | Response |
|---|---|---|
| 1.2 | How many stakeholder complaints have been received in the past financial year, and what percentage was satisfactorily resolved by the Management? If so, provide the details thereof, in about 50 words or so. | Infosys' stakeholders include our investors, clients, employees, vendors / partners, government, and local communities. For details on investor complaints and resolution, refer to the 'Investor complaints' in the *Shareholder information* section of this Annual Report.<br>For details on employee grievances and resolution, refer to the table in section 3.7. More details will be available in our *Sustainability Report* at https://www.infosys.com/sustainability/resources/Pages/index.aspx. |
| P2 – Businesses should provide goods and services that are safe and contribute to sustainability throughout their life cycle. | | |
| 2.1 | List up to three of your products or services whose design has incorporated social or environmental concerns, risks and / or opportunities. | Infosys is a provider of consulting, technology, outsourcing and next-generation digital services. Our sustainability strategy strives to make:<br>• Our business sustainable<br>• Our clients' businesses sustainable<br>• Our ecosystem sustainable<br>Infosys continues to work on large-scale digital transformation projects that significantly impact the socio-economic progress of the country. Here is a brief account of three noteworthy projects in this regard.<br>Small loan transformation in a leading non-banking financial company (NBFC): Infosys is enabling a leading Indian NBFC to digitally transform its lending management system for various lines of business (LoBs) – such as home loans, two-wheeler loans, microfinance, and farm loans – to improve customer experience, operation and efficiency, and also accelerate the time-to-market of their financial products. The NBFC extends small loans to low-income individuals with the objective of making them self-reliant. The microloans product is one of the highest revenue-generating businesses for the NBFC and it enables rural women to obtain loans for their small-scale trade. The digital lending landscape of the client was transformed by leveraging the fintech ecosystem that significantly reduces the time to sanction and disburse loans. Infosys' work with the NBFC is a step in aiding India's progress towards financial inclusion.<br>Educating every girl child with Sukanya Samriddhi Account (SSA): SSA is a Government of India-backed savings scheme which was launched in January 2015. It is a girl child prosperity account targeted at the parents of girl children. This scheme encourages and helps parents in building a fund which can be used in future for a girl child's education and marriage expenses. As on March 31, 2019, approximately 1.3 crore SSA accounts have been opened by the Department of Posts, thanks to the technology solution developed by Infosys.<br>Process optimization and transparency via MCA Project: The MCA is responsible for administering the Companies Act to regulate the corporate sector of India. The MCA21 system provides online services for company registration and other regulatory filings. Infosys has partnered with the ministry to enable the processes that are critical to dispense with red tape, simplify paperwork, reduce individual discretion, promote uniformity, increase transparency, and in general, ease the process of launching and doing business in India. Notably, India's ranking on the World Bank's 'Ease of Doing Business' index has subsequently improved. Infosys and the MCA have been continuously improving the systems and processes to provide greater ease to the stakeholders. The redesign of the procedures and workflows relating to a company's incorporation has ensured that the time taken to incorporate a company has reduced from seven days on an average to less than a day. |

| Principle No. | Description | Response |
|---|---|---|
| 2.2 | For each such product, provide the following details in respect of resource use (energy, water, raw material, etc.) per unit of product (optional) : | Our business being IT services and consulting, our solutions that have been detailed under 2.1 fuel the digital transformation of our nation.<br>Being a responsible corporation, we track the consumption of resources critically, and our goals and performance related to these parameters will be provided in our *Sustainability Report* at https://www.infosys.com/sustainability/resources/Pages/index.aspx. |
| 2.3 | Does the Company have procedures in place for sustainable sourcing (including transportation)?<br>If yes, what percentage of your inputs was sourced sustainably? Also, provide details thereof, in about 50 words or so. | We have a Responsible Supply Chain Policy and a Supplier Code of Conduct. Our suppliers are categorized into three broad categories – People, Services and Products. Our contracts have appropriate clauses and checks to prevent the employment of child labor or forced labor in any form. We also provide forums where suppliers can voice their concerns and issues. We continue to engage with all supplier segments working within our boundary covering People and Services categories by conducting training, assessments and audits on Health and Safety, Compliance and Anti-corruption, Human Rights and Anti-harassment. We engage with local suppliers for our People and Services categories. |
| 2.4 | Has the Company taken any steps to procure goods and services from local and small producers, including communities surrounding their place of work? If yes, what steps have been taken to improve their capacity and capability of local and small vendors? | Our Responsible Supply Chain Policy guides our actions in the supply chain and interactions with our supply chain partners. We have a comprehensive engagement model, to meaningfully engage with our suppliers on material aspects. Regular capacity building and assessments are conducted for key suppliers. The proportion of spending on domestic suppliers at significant locations was about 79% in fiscal 2019. |
| 2.5 | Does the Company have a mechanism to recycle products and waste?<br>If yes, what is the percentage of recycling of products and waste (separately as <5%, 5-10%, >10%)? Also, provide details thereof, in about 50 words or so. | As a company aware of the responsible use of finite natural resources, we have adopted a focused approach to managing the waste generated by our operations. Our waste management strategy is framed around the three Rs – Reduce, Reuse and Recycle. Rigorous waste-segregation at source, followed by appropriate treatment or disposal in adherence to applicable legislations, ensures that we send minimum waste to landfills. Organic waste (food waste and garden waste) are treated at in-house biogas / organic waste converters.<br>For more information, visit our sustainability microsite at https://www.infosys.com/sustainability/. |
| P3 – Businesses should promote the wellbeing of all employees. | | |
| 3.1 | Please indicate the total number of employees. | Our global, full-time, permanent employee count stands at 2,28,123 as on March 31, 2019 |
| 3.2 | Please indicate the total number of employees hired on a temporary / contractual / casual basis. | Most of our employees work as full-time, permanent employees. More details will be available in our *Sustainability Report* at https://www.infosys.com/sustainability/resources/Pages/index.aspx. |

| Principle No. | Description | Response |
|---|---|---|
| 3.3 | Please indicate the number of permanent women employees. | The number of our global permanent women employees is 83,671 as on March 31, 2019. |
| 3.4 | Please indicate the number of permanent employees with disabilities. | Being an equal opportunity employer, we encourage employees to disclose their disabilities and seek reasonable accommodation to allow them to perform to their full potential.<br>The number of employees who have voluntarily disclosed their disability status and the nature of disability stands at 353, as on March 31, 2019. |
| 3.5 | Do you have an employee association that is recognized by the Management? | We recognize the right to freedom of association through Collective Bargaining Agreements (CBAs) in accordance with the guidelines and compliance frameworks put forth by governments in countries where we have our operations.<br>A *de minimis* percentage of our employees are covered by CBA.<br>We have established multiple channels to engage and communicate with our employees across levels. We have frequent interactive sessions with the top leaders across locations through town halls. In addition, we have employee communication channels such as organization-wide mailers, newsletters within units, our corporate intranet (Sparsh), corporate TV channel (InfyTV), corporate radio channel (InfyRadio), our social networking hub (Yammer), the annual employee satisfaction survey – LITMUS (Let's Interact on Themes that Matter to Us), blogs, an exclusive platform for managers (Managers Portal), and our internal branding and marketing portal, MPlus. Each of these communication channels gives a much-needed impetus to fostering a culture of networking in a fast-growing environment. |
| 3.6 | What percentage of your permanent employees are members of this recognized employee association? | Details will be available in our *Sustainability Report* at https://www.infosys.com/sustainability/resources/Pages/index.aspx. |

<table>
<tr><th>Principle No.</th><th>Description</th><th>Response</th></tr>
<tr>
<td>3.7</td>
<td>Please indicate the number of complaints relating to child labor, forced labor, involuntary labor and sexual harassment in the last financial year, and those that are pending, as on the end of the financial year.</td>
<td>
Our anti-discrimination and anti-harassment policies apply to everyone involved in the operations of the Company, including vendors and clients. The forums to deal with issues and concerns raised by our employees are as follows :
<ul>
<li>Hearing Employees and Resolving (HEAR)</li>
<li>Anti-Sexual Harassment Initiative (ASHI)</li>
<li>Whistleblower Policy (WB)</li>
</ul>
The details of concerns and grievances raised in fiscal 2019 are as follows :
<table>
<tr><th>Employee grievances</th><th>Number of grievances</th></tr>
<tr><td>Workplace harassment[1]</td><td>105</td></tr>
<tr><td>Workplace concerns[2]</td><td>888</td></tr>
<tr><td>Disciplinary issues – major[3]</td><td>395</td></tr>
<tr><td>Disciplinary issues – minor[4]</td><td>608</td></tr>
<tr><td>Total</td><td>1,996</td></tr>
<tr><td colspan="2">Closure statistics</td></tr>
<tr><td>Internal arbitration</td><td>795</td></tr>
<tr><td>Disciplinary action</td><td>1,064</td></tr>
<tr><td>Total</td><td>[5] 1,859</td></tr>
</table>
Scope : Infosys Group<br>
[1] Workplace harassment – Refers to all major and minor sexual harassment issues heard and resolved at the workplace.<br>
[2] Workplace concerns – Refers to grievances employees raise at the workplace.<br>
[3] Major – These cases involve reputation risk to the Company / employees, fraud or other ethical misconduct. This year, we are reporting the disciplinary action taken on individuals on account of incorrect data provided at the time of joining.<br>
[4] Minor – These cases refer to misdemeanors or mistakes that can be corrected.<br>
[5] We have 137 open cases as on April 30, 2019. Neutral panel investigations are in progress for 100 open cases.
The details of workplace sexual harassment complaints in India, reported as per the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, and the Ministry of Women and Child Development notification dated December 9, 2013 are as follows :
<table>
<tr><th>Complaints received</th><th>Fiscal 2019</th></tr>
<tr><td>Number of complaints received</td><td>69</td></tr>
<tr><td>Disposal by conciliation</td><td>5</td></tr>
<tr><td>Disciplinary issues – major</td><td>11</td></tr>
<tr><td>Disposal by disciplinary action(s)</td><td>49</td></tr>
<tr><td>Reported in March 2019 and the investigation process was underway as on April 30, 2019</td><td>4</td></tr>
</table>
</td>
</tr>
</table>

<table>
<tr><th>Principle No.</th><th>Description</th><th>Response</th></tr>
<tr><td>3.8</td><td>What percentage of your under-mentioned employees were given safety and skill up-gradation training in the last year?<br>• Permanent employees<br>• Permanent women employees<br>• Casual / temporary / contractual employees<br>• Employees with disabilities</td><td>Skill upgradation: Our training programs cover all our employees irrespective of race, gender, or physical disability. Our Education, Training and Assessment (ETA) group offers industry-benchmarked learning programs to ensure talent enablement.<br>The total number of training days for the last three years is as follows:<br><table><tr><th>Particulars</th><th>Fiscal 2019</th><th>Fiscal 2018</th><th>Fiscal 2017</th></tr><tr><td>Employee count</td><td>2,28,123</td><td>2,04,107</td><td>2,00,364</td></tr><tr><td>Total training days</td><td>28,71,288</td><td>16,87,983</td><td>20,40,962</td></tr></table>Safety: Ozone, our Heath, Safety and Environmental Management System (HSEMS) seeks to provide a safe and healthy workplace to our employees, visitors and contract workers. The initiative also keeps personnel well-informed, trained and committed to our Health, Safety and Environment (HSE) Policy and procedures.<br>The HSE training needs are identified for different personnel based on the nature of their jobs. Accordingly, training – including awareness sessions, mock drills, classroom sessions and periodic demonstrations related to safety, security and well-being is provided. HSEMS training is also a part of our employee-induction programs. E-learning modules have also been rolled out for creating awareness.</td></tr>
<tr><td colspan="3">P4 – Businesses should respect the interests of, and be responsive towards all stakeholders, especially those who are disadvantaged, vulnerable and marginalized.</td></tr>
<tr><td>4.1</td><td>Has the Company mapped its internal and external stakeholders?</td><td>Yes. The details are provided on our website, at https://www.infosys.com/sustainability/about-us/overview/pages/index.aspx.</td></tr>
<tr><td>4.2</td><td>Out of the above, has the Company identified the disadvantaged, vulnerable and marginalized stakeholders?</td><td>Yes. The details are provided under 'Foundations' tab on our website, at https://www.infosys.com/sustainability/social.</td></tr>
<tr><td>4.3</td><td>Are there any special initiatives undertaken by the Company to engage with the disadvantaged, vulnerable and marginalized stakeholders? If so, provide the details thereof, in about 50 words or so.</td><td>Yes, as a socially responsible organization, we are committed to work for the welfare of the communities around us. Our community engagement interventions include:<br>• Grant-making<br>• Organization-led projects<br>• Employee-driven initiatives<br>• Community sabbaticals<br>For more details on our work with communities, refer to Annexure 7 to Board's report in the Annual Report and our websites, www.infosys.org and https://www.infosys.com/sustainability/.</td></tr>
<tr><td colspan="3">P5 – Businesses should respect and promote human rights.</td></tr>
<tr><td>5.1</td><td>Does the policy of the Company on human rights cover only the Company or extend to the Group / Joint Ventures / Suppliers / Contractors / NGOs / Others?</td><td>Yes, all companies in the Infosys Group including employees and contractors are covered by the policy.</td></tr>
</table>

| Principle No. | Description | Response |
|---|---|---|
| 5.2 | How many stakeholder complaints have been received in the past financial year, and what percentage was satisfactorily resolved by the Management? | Our stakeholder engagement processes are robust and have strong listening mechanisms.<br>Additionally, all stakeholders have access to the Whistleblower Policy of Infosys at https://www.infosys.com/investors/corporate-governance/Documents/whistleblower-policy.pdf.<br>Refer to the table under 1.2 for more information. |
| P6 – Business should respect, protect, and make efforts to restore the environment. | | |
| 6.1 | Does the policy related to Principle 6 cover only the Company, or does it extend to the Group / Joint Ventures / Suppliers / Contractors / NGOs / Others? | Protection of the environment ranks high among our corporate goals and as a responsible corporate citizen, we have established a global HSE policy which defines our commitment to ensuring environmental protection. The policy is made available to all our employees worldwide on our intranet, through posters and instructions on digital and physical display areas across our campuses. It is also published in our sustainability microsite. We are certified to ISO 14001:2015 and OHSAS 18001:2007 at 100% of identified locations in India. All personnel working for or on behalf of the organization are expected to mandatorily adhere to the established HSE policy and procedures. Vendor partners are also encouraged to follow our stated HSE requirements and ensure compliance as detailed in our agreements. |
| 6.2 | Does the Company have strategies / initiatives to address global environmental issues such as climate change, global warming, etc? Yes / No. If yes, please give the hyperlink for the web page, etc. | Global environmental issues are addressed as a part of our business context. Our efforts included aggressive targets to reduce consumption and switch to renewable energy resources for our business operations. We have undertaken aggressive goals of carbon neutrality, and we propose to achieve them over the next few years.<br>For more details, visit our website, www.infosys.com, and our sustainability microsite, https://www.infosys.com/sustainability/. |
| 6.3 | Does the Company identify and assess potential environmental risks? | Environmental risks form a part of our operational risks in the 'Integrated Risk Management' framework. Ozone, our Health, Safety and Environment Management System (HSEMS), guides our efforts in managing environmental impacts of our operations.<br>Read our *Sustainability Reports* at https://www.infosys.com/sustainability/about-us/overview/pages/index.aspx for information on the progress of our environmental sustainability efforts. |
| 6.4 | Does the Company have any project related to the Clean Development Mechanism? If so, provide details thereof, in about 50 words or so. Also, if yes, has any environmental compliance report been filed? | Not applicable |

| Principle No. | Description | Response |
|---|---|---|
| 6.5 | Has the Company undertaken any other initiatives on clean technology, energy efficiency, renewable energy, etc.? Yes / No. If yes, please give the hyperlink for the web page, etc. | In continuation of our efforts to invest more in cleaner and greener technologies, we commissioned the 30 MW solar photo-voltaic (PV) plant in Sira, Karnataka. In fiscal 2019, we also added 2.8 MW of solar PV capacity in our campuses. With this, we now have a total 49 MW of solar power plant capacity, including rooftop and ground-mounted systems. For more details, visit our website, www.infosys.com, and our sustainability microsite, https://www.infosys.com/sustainability/environment. |
| 6.6 | Are the emissions / waste generated by the Company within the permissible limits given by CPCB / SPCB for the financial year being reported? | Yes, we comply with all applicable environmental legislations in the locations we operate in. We monitor and track all parameters as defined by CPCB or SPCBs and ensure they are maintained within norms.<br>For more details, visit our sustainability microsite, https://www.infosys.com/sustainability/. |
| 6.7 | Number of show cause / legal notices received from CPCB / SPCB which are pending (i.e., not resolved to satisfaction) as on the end of the financial year. | We did not have any monetary or non-monetary sanctions imposed on us for non-compliance with environmental laws and regulations during fiscal 2019. |
| P7 – Businesses, when engaged in influencing public and regulatory policy, should do so in a responsible manner. | | |
| 7.1 | Is your Company a member of any trade and chamber or association? If yes, name only those major ones that your business deals with. | Yes, as an industry influencer, we are part of global and local associations. We forge strategic partnerships with industry bodies and consortiums at the local, national and international levels. The following are the significant associations during fiscal 2019:<br>a. National Association of Software and Services Companies (NASSCOM)<br>b. World Business Council for Sustainable Development (WBCSD)<br>c. Confederation of Indian Industry (CII)<br>d. Federation of Indian Chambers of Commerce and Industry (FICCI)<br>e. Indo-Australian Chamber of Commerce<br>f. Chamber of Commerce of the U.S.A.<br>g. National Renewable Energy Laboratory (NREL), US<br>h. Advisory group on "Energy Efficiency in India Data Center" by CII-IGBC and Lawrence Berkeley National Laboratory, US.<br>i. Alliance for an Energy Efficient Economy (AEEE), India<br>j. Indian Green Building Council (IGBC)<br>k. United Nations Economic and Social Commission for Asia and the Pacific (UNESCAP)<br>l. United States Green Building Council (USGBC)<br>m. Center for the Built Environment, Berkeley (CBE)<br>n. RE 100<br>o. World Economic Forum (WEF) |

| Principle No. | Description | Response |
|---|---|---|
| 7.2 | Have you advocated / lobbied through the above associations for the advancement or improvement of public good? Yes / No. If yes, specify the broad areas (Governance and Administration, Economic Reforms, Inclusive Development Policies, Energy Security, Water, Food Security, Sustainable Business Principles, Others). | We believe that it is our responsibility to help build a better business environment and thus a better world with opportunities for everyone. Our advocacy efforts are championed across the world by our senior leaders. In an effort to drive advocacy globally and locally, we have been part of governance bodies of national and international organizations across economic, social and environmental dimensions.<br>For more details, visit https://www.infosys.com/sustainability/about-us/overview/Pages/partnerships.aspx. |
| P8 – Businesses should support inclusive growth and equitable development. | | |
| 8.1 | Does the Company have specified programs / initiatives / projects in pursuit of the policy related to Principle 8? If yes, provide the details thereof. | Our corporate social responsibility supports inclusive growth not only of communities in the locations where we operate, but also encompasses the overall development of societies and human capabilities. From ensuring the wellbeing of the poorest sections of the society through the Infosys Foundation, promoting science and math education in the US through the Infosys Foundation USA, encouraging science and research through the Infosys Science Foundation, increasing the employability of engineering students through Campus Connect, to empowering our employees to become responsible citizens through volunteering, we will continue to strive towards inclusive growth and community development.<br>For more details, refer to www.infosys.org and https://www.infosys.com/sustainability/social. |
| 8.2 | Are the programs / projects undertaken through an in-house team / own foundation / external NGO / government structures / any other organization? | Infosys has established foundations in India and the US. For more details on our work with the community, visit www.infosys.org and https://www.infosys.com/sustainability/social. |
| 8.3 | Have you done any impact assessment of your initiative? | Yes, the impact due to the Foundations' programs are provided on the respective websites, www.infosys.org and https://www.infosys.com/sustainability/social. |
| 8.4 | What is your Company's direct contribution to community development projects – amount in ₹ and the details of the projects undertaken. | Refer to *Annexure 7* of the Annual Report. For more details on our work with the community, visit www.infosys.org and https://www.infosys.com/sustainability/social. |
| 8.5 | Have you taken steps to ensure that this community development initiative is successfully adopted by the community? Please explain in 50 words or so. | Yes, a majority of our community development projects go beyond the philanthropic one-time engagement and are designed for self-sustenance through a 'teach fishing' model. For more details on our work with the community, visit www.infosys.org and https://www.infosys.com/sustainability/social. |

| Principle No. | Description | Response |
|---|---|---|
| P9 – Businesses should engage with and provide value to their customers and consumers in a responsible manner. | | |
| 9.1 | What percentage of client complaints / consumer cases are pending as on the end of the financial year? | None |
| 9.2 | Does the Company display product information on the product label, over and above what is mandated as per local laws? Yes / No / NA / Remarks (additional information). | Not applicable |
| 9.3 | Is there any case filed by any stakeholder against the Company regarding unfair trade practices, irresponsible advertising, and / or anti-competitive behavior during the last five years and pending as on the end of the financial year? If so, provide the details thereof, in about 50 words or so. | We have various mechanisms to receive and address complaints from stakeholders related to compliance, corruption or bribery. As of March 31, 2019, no stakeholder has filed any case against the Company, nor are any cases pending regarding unfair trade practices, irresponsible advertising and / or anti-competitive behavior. |
| 9.4 | Did your Company carry out any consumer survey / measure consumer satisfaction trends? | Customer-focused excellence demands constant sensitivity to changing and emerging customer requirements and close attention to the voice of the customer. We interact with our clients on a regular basis and across multiple platforms. In addition to various client interactions, we have adopted a formal and robust approach in the form of an annual Client Value Survey. The survey enables us to comprehensively understand the client's expectations and needs, and serves as one of the inputs to make investment decisions. The survey framework includes a structured questionnaire and the feedback is collected through a web survey hosted by an independent organization. The survey is designed to provide the following insights :<br>• Client expectations and fulfilment<br>• Client disposition : Overall experience of working with Infosys, Satisfaction, Loyalty, advocacy and value for money.<br>• Client priorities<br>• Service line feedback<br>The account teams use this data to review their relationships with clients and to design interventions that create a positive and visible impact on our clients. Various members across levels engage with the clients to implement the improvement actions.<br>Infosys' customer experience has sustained around the highest ever levels for the third year in a row. All key measures of expectations and fulfilment, client disposition and service line feedback have remained at the highest ever levels. |

For more details on our business and sustainable practices, visit our website, www.infosys.com/investors/reports-filings and https://www.infosys.com/sustainability.

# Notes

## Safe Harbor

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'will', 'project', 'seek', 'should' and similar expressions. Those statements include, among other things, the discussions of our business strategy, including the localization of our workforce and investments to reskill our employees and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources and corporate actions, including timely completion of the proposed buyback of our equity shares and completion of acquisitions. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the "Outlook, risks and concerns" section in this Annual Report. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report are based on information and estimates available to us on the date hereof, and we do not undertake any obligation to update these forward-looking statements unless required to do so by law.

Creative concept and design by Communication Design Group, Infosys Limited.

www.infosys.com

To read the report online:
https://www.infosys.com/AR-2019

The Annual Report is printed on 100% recycled paper certified by the UK-based National Association of Paper Merchants (NAPM) and Germany-based Blue Angel.